Form 20-F
period 2005-06-30
Portal Resources Ltd.
filed 2005-12-30
CIK 1326910

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

__

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

x

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934 For the fiscal year ended     June 30, 2005

OR

__

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from __________ to _______________

OR

__

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-51352

Portal Resources Ltd.

(Exact name of Registrant as specified in its charter)

British Columbia

(Jurisdiction of incorporation or organization)

Suite 750 – 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                    Name of each exchange on which registered

N/A                                   N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

 10,798,943

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   x Yes    ___  No

Indicate by check mark which financial statement item the registrant has elected to follow.      x Item 17    _ Item 18

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

 (   )  Yes     ( X )    No

Index to Exhibits on Page 74

Portal Resources Ltd.

Form 20-F Annual Report

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares	Acres	2.471
Meters	Feet (ft.)	3.281
Kilometers (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

Glossary of Terms

Alluvial – Material deposited by the action of running water.

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Anomaly - Any difference from the normal background which may indicate the presence of mineralization in the underlying bedrock.

Argillite - A compact rock, derived either from mudstone or shale.

Assaying - laboratory examination that determines the content or proportion of a specific metal (ie: silver) contained within a sample.  Technique usually involves firing/smelting.

Carbonate – A sediment formed by the organic or inorganic precipitation from aqueous solution of carbonates of calcium, magnesium, or iron; e.g., limestone and dolomite.

Dacite - A fine-grained extrusive rock with the same general composition as andesite, but containing more quartz.

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Disseminated – where minerals occur as scattered particles in the rock.

Epithermal – low temperature hydrothermal process or product.

Fault – a fracture or break in rock along which there has been movement.

Feasibility Study – is a definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government and markets for mine operation. A definitive financial analysis of the mineral project taking into consideration all relevant factors, which will establish the presence of a Mineral Reserve and the details of its economic viability.

Felsic – an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Fire Assay - The assaying of metallic minerals by use of a miniature smelting procedure with various agents.

Geobotanic – the study of the chemical properties of plants, particularly relating to the absorption of specific minerals from the soil where they grow.

Geochemistry - The study of the chemical properties of rocks.

Geophysical Survey - A scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Hematite - An oxide of iron, and one of iron’s most common ore minerals.

Hydrothermal – the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Induced Polarization (IP) - A method of ground geophysical surveying employing an electrical current to determine indications of mineralization.

Intrusion; Intrusive – molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

Mafic - Igneous rocks composed mostly of dark, iron-and magnesium-rich minerals.

Mineralization - occurrences of minerals, which may have an economic value.

Mineral – a naturally formed chemical element or compound having a definitive chemical composition and, usually a characteristic crystal form.

Mineralization – a natural concentration in rocks or soil of one or more metalliferous minerals.

Net Profit Interest (NPI) – A phrase used to describe a royalty payment made by a producer of metals based on a percentage of revenue from production, less deduction of the costs of commercial production, including exploration, capital and operating costs.

Net Smelter Return Royalty/ NSR Royalty – A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Outcrop - The part of a rock formation that appears at the surface of the ground.

Porphyritic - the texture of an igneous rock in which larger crystals (phenocrysts) are set in a finer-grained groundmass, which may be crystalline or glassy or both.

Porphyry - Any igneous rock in which relatively large crystals, are set in a fine-grained groundmass.

Pyrite - an iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Pyroclastic - Produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent. Applied to the rocks and rock layers as well as to the textures so formed.

Quartz – crystalline silica; often forming veins in fractures and faults within older rocks.

Resistivity survey - A geophysical technique used to measure the resistance of a rock formation to an electric current. As different minerals have different levels of resistance, the survey is used to determine what types of rock or minerals may be present.

Resource – a concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible.  Locations, grade, quality or quantity are estimated from specific geologic evidence.

Reverse Circulation Drilling (RC) – a drilling method used in geological appraisals whereby the drilling fluid passes inside the drill stem to a down-the-hole percussion bit and returns to the surface outside the drill stem carrying the drill chip samples.

Rhyolite - A group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

Sedimentary - Formed by the deposition of sediment or pertaining to the process of sedimentation.

Sediments - Solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretion by organisms, and that forms in layers on the Earth's surface at ordinary temperatures in a loose, unconsolidated form; e.g., sand, gravel, silt, mud, alluvium.

Showing - Surface occurrence of mineral.

Silicification – the in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Stockwork - A mineral deposit consisting of a three-dimensional network of planar to irregular veinlets close enough that the entire mass can be mined.

Trenching - the process of exploration by which material is removed from a trench cut from the earth’s surface.

Vein – a thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Volcanics – those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1

Company Officers and Directors

Name	Position	Business Address
Bruce Winfield	President, CEO and Director	Suite 750 – 625 Howe Street Vancouver, B.C. V6C 2T6
Christine West	Chief Financial Officer and Corporate Secretary	Suite 750 – 625 Howe Street Vancouver, B.C. V6C 2T6
Gary Nordin	Vice President, Exploration and Director	Suite 750 – 625 Howe Street Vancouver, B.C. V6C 2T6
Mark T. Brown	Director	325 Howe Street Suite 410 Vancouver, B.C. V6C 1Z7
David N. Hottman	Chairman & Director	Suite 750 – 625 Howe Street Vancouver, B.C. V6C 2T6
Frank Wheatley	Director	5541 Cliffridge Place North Vancouver, B.C. V7R 4S2

The Company’s auditor is Devisser Gray, Chartered Accountants, 401 – 995 West Pender Street, Vancouver, British Columbia, Canada, V6C 1L6. Devisser Gray has been auditor of the Company since inception.

A.B. Korelin & Associates, P.O. Box 995, Mercer Island, Washington, 98040, has provided assistance to management with the preparation and filing of this 20-F Annual Report.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

As used within this Annual Report, the terms “Portal”, “Gateway”, “the Company”, “Issuer” and “Registrant” refer collectively to Portal Resources Ltd., its predecessors, subsidiaries and affiliates.

SELECTED FINANCIAL DATA

The selected financial data of the Company for the Years Ended June 30, 2005, 2004, and 2003 were derived from the financial statements of the Company which have been audited by Devisser Gray, Chartered Accountants, as indicated in its audit reports which are included elsewhere in this Annual Report. The financial data for the years ended June 30, 2002 and June 30, 2001 from inception has also been derived from the financial statements of the Company as audited by Devisser Gray, although the financial statements and audit report are not included in this Annual Report.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings, if any, for use in its operations and the expansion of its business.

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 9 to the financial statements.

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	6/30/05	6/30/04	6/30/03	6/30/02	6/30/01

Revenue	$0	$0	$0	$0	$0
Interest Income	$3	$3	$3	$5	$2
Net Income (Loss)	($735)	($225)	($48)	($11)	($23)
Net Income (Loss) Per Share	($0.08)	($0.05)	($0.02)	($0.00)	($0.00)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	9,445	4,386	2,320	2,320	1,054
Working Capital	$519	$543	$161	$210	$222
Mineral Properties	$1,544	$576	$0	$0	$0
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$2,105	$1,127	$161	$210	$222
Total Assets	$2,347	$1,203	$166	$215	$234
US GAAP Net Loss	($1,703)	($801)	($48)	($11)	N/A
US GAAP Loss Per Share	($0.18)	($0.22)	($0.04)	($0.01)	N/A
US GAAP Wtg. Avg. Shares	9,445	3,666	1,200	1,200	N/A
US GAAP Equity	$561	$551	$161	$210	N/A
US GAAP Total Assets	$803	$627	$166	$215	N/A
US GAAP Mineral Properties	$0	$0	$0	$0	N/A

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent years ended December 31st, the average rates for the period, and the range of high and low rates for the period. Table No. 3 also sets forth the rate of exchange for the Canadian Dollar at the end of the six most recent months, and the range of high and low rates for these periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of U.S. dollars required under that formula to buy one Canadian Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 3

Canadian Dollar/U.S. Dollar

	Average	High	Low	Close

Year Ended 12/31/04	$1.28	$1.40	$1.19	$1.20
Year Ended 12/31/03	$1.39	$1.58	$1.29	$1.29
Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59
Year Ended 12/31/00	$1.48	$1.56	$1.44	$1.50

Three Months Ended 9/30/05	$1.19	$1.24	$1.16	$1.16
Three Months Ended 6/30/05	$1.25	$1.27	$1.21	$1.23
Three Months Ended 3/31/05	$1.23	$1.26	$1.20	$1.21
Three Months Ended 12/31/04	$1.22	$1.24	$1.19	$1.20
Three Months Ended 9/30/04	$1.30	$1.34	$1.26	$1.26
Three Months Ended 6/30/04	$1.36	$1.40	$1.31	$1.34
Three Months Ended 3/31/04	$1.33	$1.35	$1.27	$1.31
Three Months Ended 12/31/03	$1.30	$1.35	$1.29	$1.29
Three Months Ended 9/30/03	$1.38	$1.41	$1.34	$1.35
Three Months Ended 6/30/03	$1.39	$1.48	$1.33	$1.36
Three Months Ended 3/31/03	$1.50	$1.58	$1.47	$1.47
Three Months Ended 12/31/02	$1.57	$1.59	$1.55	$1.58

November 2005		$1.20	$1.17	$1.17
October 2005		$1.19	$1.17	$1.18
September 2005		$1.19	$1.16	$1.16
August 2005		$1.22	$1.19	$1.19
July 2005		$1.24	$1.20	$1.23
June 2005		$1.26	$1.23	$1.23

The exchange rate was $1.17 on November 30, 2005.

Forward Looking Statements

Certain Statements presented in this Annual Report are forward-looking statements which may include conclusions of prefeasibility and feasibility studies, estimates of future production, capital and operating costs, prices of silver and gold and other known and unknown risks.  These and other factors and uncertainties may cause material differences from future results as expressed or implied by these forward-looking statements.  These risks, uncertainties and other factors include but are not limited to the risks involved in the exploration, development and mining business.

Statement of Capitalization and Indebtedness

Not Applicable

Risk Factors

An investment in the Common Shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its non producing mineral properties. In particular, the following risk factors apply:

Risks Associated with Mineral Exploration

The Company is Involved in the Resource Industry which is Highly Speculative and has Certain Inherent Exploration Risks which Could have an Negative Effect on the Company

Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

All of the Company’s Mineral Properties are at the Exploration Stage and all of the Company’s Exploration Expenditures May Be Lost

The Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits occur on the Company’s properties. Mineral Exploration is highly risky, and most exploration properties do not contain any economic deposits of minerals. If a property is determined to not contain any economic reserves of minerals, the entire amount spent on exploration will be lost.

The Company Has No Known Reserves and No Economic Reserves May Exist on Its Properties

Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the Company’s mineral properties. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.  Even in the event commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices.  Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration stage company with no history of pre-tax profit and no income from its operations.  Even if the Company’s properties are brought into production, operations may not be profitable.

The Mining Industry is Highly Competitive

The Company will be required to compete in the future directly with other corporations that may have greater resources.  Such corporations could outbid the Company for potential projects or produce minerals at lower costs which would have a negative effect on the Company’s operations.

Mineral Operations are Subject to Market Forces Outside of the Company’s Control

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing.  These factors include market fluctuations, government regulations relating to prices, taxes royalties, allowable production, import, exports and supply and demand.  One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of the operation and threaten its continuation.

The Company’s Mineral Exploration Operations are in Argentina Whose Economy has a Historic Lack of Stability and High Inflation and Which Could Have a Negative Effect on the Company’s Operations and Valuation:

All of the Company’s mineral exploration properties are located in Argentina whose economy has recently suffered problems including high inflation and unemployment rates, large external debt, budget deficits, and negative growth rates. The lack of a stable economic climate could have a negative effect on the Company’s operations and could lead to the Company being unable to exploit, or losing outright, its properties. This would have a negative effect on the Company’s valuation.

The Company is Subject to Substantial Government Regulatory Requirements

The Company’s exploration operations are affected to varying degrees by government regulations relating to resource operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property.  Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations.  Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment.  The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.

On the Federal and Provincial level, the Company must comply with exploration permitting requirements which require sound operating and reclamation plans to be approved by the applicable government body prior to the start of exploration. Depending upon the type and extent of the exploration activities, the Company may be required to post reclamation bonds and/or assurances that the affected areas will be reclaimed. If the reclamation requires funds in addition to those already allocated, the Company could be forced to pay for the extra work and it could have a significant negative effect upon the Company’s financial position and operations.

The Company is Subject to Substantial Environmental Requirements

In connection with its operations and properties, the Company is subject to extensive and changing environmental legislation, regulation and actions. These regulations carry additional responsibilities for the Company as well as our Officers, Directors and Employees. Mineral companies active in Argentina are subject to both the Argentinean Mineral Code and the Environmental Protection Mining Code.

The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted.  The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. The recent trend includes, without limitation, laws and regulations relating to air and water quality, spills, releases and emissions, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands.  These regulations may require obtaining permits or other authorizations for certain activities. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business, or may cause material changes or delays in the Company’s intended activities.

Financing Risks

The Company is Likely to Require Additional Financing which Could Result in Substantial Dilution to Existing Shareholders

The Company, while engaged in the business of exploring mineral properties, is dependent on additional financing for planned exploration programs for the next twelve months as outlined herein.  Management anticipates being able to raise the necessary funds by means of equity financing.  The ongoing exploration of the Company’s mineral properties is dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s mineral properties, as well as the possible loss of such properties. Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously.

The Company Has a History of Net Losses and Expects Losses to Continue for the Foreseeable Future

The Company has had a history of losses and there is no assurance that it can reach profitability in the future.  The Company will require significant additional funding to meet its business objectives.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity, there is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing.

The Company has a Lack of Cash Flow to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

The Company Operates in a Foreign Country and is Subject to Currency Fluctuations which could have a Negative Effect on the Company’s Operating Results

While engaged in the business of exploring mineral properties, all of the Company’s operations are located in Argentina which makes it subject to foreign currency fluctuation as the Company’s accounts are conducted in Canadian dollars while most expenses are numerated in United States dollars or Argentine Pesos. Such fluctuations may have adversely affected the Company’s financial positions and results.  Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Risks Relating to an Investment in the Securities of the Company

The Market for the Company’s Stock has Been Subject to Volume and Price Volatility which Could Negatively Effect a Shareholder’s Ability to Buy or Sell the Company’s Shares

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (ie, mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the price of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

The Company has a Dependence Upon Key Management Employees, the Absence of Which Would Have a Negative Effect on the Company’s Operations

The Company strongly depends on the business and technical expertise of its management and key personnel, including President and Chief Executive Officer Bruce Winfield and Vice-President, Exploration Gary Nordin.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations.

Certain Officers and Directors May Have Conflicts of Interest

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies.  While the Company was engaged in the business of exploiting mineral properties, such associations may have given rise to conflicts of interest from time to time.  The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company Could be Deemed a Passive Foreign Investment Company Which Could have Negative Consequences for U.S. Investors

The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the Company’s Common Stock who are U.S.  taxpayers  generally  will be required to treat any so-called  "excess distribution"  received  on its  common  shares,  or any  gain  realized  upon a disposition of common shares,  as ordinary  income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market  election with respect to the Company’s shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s  net  capital  gain and  ordinary  earnings  for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against The Company or Its Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated in Canada under the laws of British Columbia. All of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiaries are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

As a “Foreign Private Issuer”, the Company is Exempt From the Section 14 Proxy Rules and Section 16 of the 1934 Securities Act

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

The Company’s executive office is located at:

Suite 750 – 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6

Telephone: (604) 629-1929

Facsimile: (604) 629-1930

E-Mail: info@portalresources.net

Website: www.portalresources.net

The Contact person in Vancouver is Bruce Winfield, President and CEO.

The Company currently pays for its executive office space and administrative services under an Agreement with Nevada Pacific Gold Ltd.(“Nevada Pacific”) dated May 25, 2004. Nevada Pacific pays for all costs associated with the staffing, supplying and operation of the office, while Portal agrees to pay a portion of the costs. A copy of the agreement was previously filed with Portal’s 20-F Registration Statement.

The Company's fiscal year ends June 30th.

The Company's common shares trade on the TSX Venture Exchange under the symbol "PDO".

The authorized share capital of the Company consists of 100,000,000 common shares and 100,000,000 preferred shares. As of June 30, 2005, the end of the most recent fiscal year, there were 10,798,943 common shares and no preferred shares issued and outstanding.

Corporate Background

The Company was originally incorporated under the Company Act of British Columbia under the name of “Gateway Enterprises Ltd.” on August 14, 2000. On January 6, 2004, the Company changed its name to “Portal de Oro Resources Ltd.” due to the acquisition of Portal de Oro Resources (B.V.I.) Ltd. by Gateway. On December 20, 2004, the Company changed its name to Portal Resources Ltd. in order to simplify and shorten its name in English.

At the Company’s Annual General Meeting held on December 20, 2004, shareholder’s approved new Articles of Incorporation under the new British Columbia Business Corporations Act which replaced the Company Act of British Columbia.

The Company presently has one wholly owned subsidiary, Portal de Oro (B.V.I.) Ltd., a company incorporated under the laws of the British Virgin Islands. Portal de Oro (B.V.I.) Ltd has one wholly owned subsidiary, El Portal de Oro, S.A., a company incorporated under the laws of Argentina.

Currently, the Company conducts mineral exploration activities in Argentina and its assets are located in Canada and Argentina.

History and Development of the Business

The Company was originally incorporated as a Capital Pool Company (“CPC”) as described below. On September 18, 2002, the Company entered into a Letter of Intent to acquire Foodterminal.com, a private Canadian company, in exchange for 7,741,000 common shares at a deemed price of $0.50 cents per share. The acquisition would represent the Company’s Qualifying Transaction under TSX Venture Exchange Policy 2.4. Foodterminal.com was a grower of sprouts and distributor of food products. On February 28, 2003, the Company’s directors determined that the acquisition of Foodterminal.com would not proceed due to regulatory hurdles and that the shareholders would be better served by seeking to acquire a different project. Therefore, the pending acquisition was terminated and non-refundable deposit advanced to Foodterminal.com of $25,000 was written-off.

On March 15, 2004, the Company completed the acquisition of all the outstanding shares of Portal de Oro (B.V.I.) Ltd. as its qualifying transaction. Portal de Oro (B.V.I.) Ltd. had an option to earn a 100% interest in the Arroyo Verde gold exploration project located in Argentina through its 100% owned subsidiary, El Portal de Oro, S.A. Consideration for the acquisition of Portal de Oro (B.V.I.) Ltd. was 2,000,000 common shares of the Company at a deemed value of $0.10 per share. Since the acquisition, the Company has been primarily focused on exploration in the Arroyo Verde, San Rafael and Anchoris areas. The Company has increased the size of the Arroyo Verde property to approximately 40,000 hectares through application for an additional three cateos totaling approximately 22,000 hectares in December 2004.  Also, in July 2004, the Company acquired approximately 18,000 hectares of mineral exploration property in the Chubut Province through application for four separate cateos.

In July 2004, the Company acquired an option to acquire a 100% interest in the San Rafael project located in Mendoza Province, Argentina. The option consists of two separate agreements. Under the first, the Company can acquire a 100% interest in mineral exploration concessions totaling 133,996 hectares divided into 4 project areas by making cash payments of US$15,000 in each of the first three years, with an extension of up to three years for additional yearly payments totaling US$265,000. The Company can exercise its right to acquire a 100% interest in any of the four project areas by paying US$50,000 for each area that it many elect to designate. The acquisition is subject to a 15-20% Net Profits Interest (“NPI”) of which the Company can purchase 10% at any time for US$1.0 million. Under the second agreement, Portal may acquire a 100% interest in concessions totaling 47,357 hectares by making payments of US$830,000 over 7 years.

In the fourth quarter 2004, the Company increased its mineral rights holdings in the San Rafael area through the application for an additional 20 cateos totaling 85,000 hectares.

Capital Pool Companies (“CPC”)

Under the TSX Venture Exchange’s Policy 2.4, a company with only minimal working capital is allowed to list on the Exchange for the purposes of negotiating an acquisition of, or the participation in, assets or businesses. Such companies are classified as a “Capital Pool Company”, or “CPC” and are governed by a specific set of rules and regulations.

The sole purpose of a CPC is to identify and evaluate existing businesses or assets for possible acquisition which, if acquired, would provide the company with a full listing on the TSX-V. The only business a CPC is allowed to conduct prior to its Initial Public Offering and listing on the TSX-V is to prepare for its offering. This typically consists of raising a limited amount of seed capital, establishing a management team and board of directors, as well as hiring professionals to assist in the offering, including an auditor, legal counsel, and an agent for the Offering.

The minimum total of seed capital raised must be equal to or greater than $100,000. The maximum gross proceeds from the IPO must be at least $200,000 but not exceed $1,900,000. Once the IPO is completed, the company will use the net proceeds to seek and finance a business in order to complete its “Qualifying Transaction” (“QT”). Once a suitable asset or business has been identified, the CPC will attempt to negotiate an acquisition or participation in the asset or business. The management of the CPC will negotiate with the targeted acquisition regarding acquisition terms. The Board of Directors of the CPC will examine proposed acquisitions on the basis of business fundamentals before approving any proposed transaction.

From the date of listing on the TSX-V, the CPC originally had 18 months (now 24 months) to complete its QT. If the CPC had not completed its QT in that timeframe, the CPC’s shares would be suspended from trading, and possibly face delisting, until such time as a QT has been approved and completed.

The CPC may use cash, secured or unsecured debt, the issuance of securities, or a combination thereof, in order to finance its acquisition as its QT. Any QT is subject to approval by the majority of the minority shareholders of the CPC, approval from the TSX-V, and sponsorship of a TSX-V member firm. Trading in the CPC stock will initially be halted from trading before the announcement of a pending QT. The stock will remain halted until the Exchange has completed any preliminary background investigations into the proposed transaction and a sponsor firm has been retained.

All securities which will be held by Principals of the proposed post-QT issuer are required to be held in escrow. Shares will be released from escrow subject to a formula prescribed in the CPC Escrow Agreement which is subject to approval by the TSX-V.

Once the QT is complete, the company will resume trading on the TSX-V under its new name and symbol. Portal resumed trading on the TSX-V upon the completion of its Qualifying Transaction on March 17, 2004.

Business Overview

All of the Company’s mineral exploration operations are located in Argentina, while the administrative operations and offices are located in Canada. The Company and all of its properties are at the exploration stage. There is no assurance that a commercially viable mineral deposit is present on any of the Company’s properties, and additional exploration is required before it is determined if any property is economically and legally viable.

Operations are not seasonal as the Company can conduct certain exploration activities on its properties year-round. To date, the Company’s revenue has been limited to interest on its cash balances and therefore it is not currently dependent upon market prices for its operations, nor is it dependent upon any patents, licenses or manufacturing processes. The Company’s operations are dependent upon mining exploration rights and claims as well as the terms of option and/or joint venture agreements on those properties. Please see the individual property descriptions below for the details of each of the Company’s mineral exploration projects.

The mineral exploration operations of the Company are subject to regulation by several government agencies at the Federal, Provincial and local levels. A description of these regulations in Argentina as they pertain to the Company’s operations is given below. Management believes it is in compliance with all current requirements and does not anticipate any significant changes to these regulations which will have a material effect on the Company’s operations.

A General Discussion of the Political and Economic Climate in Argentina

Country Overview:

Argentina or Argentine Republic is located in southern South America, bounded on the north by Bolivia and Paraguay; on the east by Brazil, Uruguay, and the Atlantic Ocean; on the south by the Atlantic Ocean and Chile; and on the west by Chile. The country occupies most of the southern portion of the continent of South America and is somewhat triangular in shape.  Buenos Aires is the capital and largest city, with a population of about 11 million.

The traditional wealth of Argentina lies in the vast Pampas, which are used for extensive grazing and grain production.  It extends nearly 1600 km (1000 mi.) south from the Chaco. The Pampas, which are largely made up of a fine sand, clay, and silt almost wholly free from pebbles and rocks, are ideal for the cultivation of grains.  However, the gravelly soil of most of Patagonia, in southern Argentina, is useless for growing crops, therefore it is used primarily as pasture for sheep. Most of the northern Andean foothill region is unsuitable for farming, but several oases favor fruit culture.

Argentine mineral resources, especially offshore deposits of petroleum and natural gas, have assumed increasing importance in recent decades.

Government:

Argentina is a federal republic headed by a president, who is assisted by a council of ministers.  Legislative powers are vested in a national congress consisting of a Senate and a House of Deputies.  The president and vice president each serve for a single six-year term. The constitution of 1853 permits the suspension of parliamentary government and civil liberties should the president deem that a national emergency requires a “state of siege.”

The National Institute of Social Welfare has administered most Argentine welfare programs since its founding in 1944.  Health services are provided to workers by the various unions and to others by free hospital clinics.  Medical standards are relatively high in the cities, and efforts are constantly being made to improve medical facilities located in outlying rural areas.

The organization of the legislature of Argentina is similar to that of the United States. The Argentine national congress consists of a lower chamber, the 254-member House of Deputies, and an upper chamber, the 46-member Senate. Deputies are directly elected to four-year terms; senators are chosen by provincial legislatures for terms of nine years. All citizens 18 years of age or older are entitled to vote. Proportional representation in national elections was initiated in 1962.

Under the constitution, the provinces of Argentina elect their own governors and legislatures. During periods when the constitution has been suspended, provincial governors have been appointed by the central government.

Federal courts include the Supreme Court, 17 appellate courts, and district and territorial courts on the local levels. The provincial court systems are similarly organized, comprising supreme, appellate, and lower courts.

The Economy of Argentina:

The Argentine economy is based primarily on the production of agricultural products and the raising of livestock, but manufacturing and mining industries have shown marked growth in recent decades. Argentina is one of the world's leading cattle- and grain-producing regions; the country's main manufacturing enterprises are meat-packing and flour-milling plants.

Currency:

The nuevo peso argentino (now Argentine peso, equal to 10,000 australs) was introduced in January 1992, at an exchange rate of 1 peso = U.S.$1. The peg to the dollar was abandoned in February 2002 and the currency is allowed to float. The exchange rate as of November 30, 2005 was approximately 2.9 pesos/US dollar.

The Mining Industry in Argentina:

Although the country has a variety of mineral deposits, including petroleum, coal, and a number of metals, mining has been relatively unimportant in the economy. In recent decades, however, production of petroleum and coal, in particular, has increased significantly. In terms of value, the chief mineral product is petroleum. The country also produces significant amounts of natural gas and the mining industry produces gold, silver, copper, lead, zinc, iron, tin, tungsten, mica, uranium, and limestone.

Mining taxes are covered by the Mining Investments Act, instituted in 1993 to encourage foreign investment in the Argentina mining sector. Incentives provided by the Act include guaranteed tax stability for a 30-year period, 100% income tax deductions on exploration costs, accelerated amortization of investments in infrastructure, machinery and equipment, and the exemption from import duties on capital goods, equipment and raw materials used in mining and exploration. Argentina’s mineral resources, administered by its 23 provinces, are subject to a provincial royalty capped at 3% of the “mouth of mine’ value of production, although provinces may opt to waive this royalty.

Description of “Exploration” and “Mining” Permits:

There is no ground staking for mineral rights in Argentina. Mineral rights are acquired by application with the government for concessions to seek, own and sell minerals located within a specified parcel of land. Foreign Investment in Argentina is governed by the Investment Law and its regulation. Foreign investment of up 100% in Argentinean mining companies is freely permitted. The exploration and exploitation of minerals in Argentina may be carried out by Argentinean citizens or foreign people or Argentinean companies incorporated under the Argentinean law by means of obtaining exploration and exploitation concessions.

There are 3 levels of mineral rights and titles and they are as follows:

Cateo

An exploration permit, known as a “Cateo” allows the holder of the permit to explore the exploration concession by way of prospecting, mapping, sampling and conducting geophysical surveys. To conduct drilling and trenching programs on the Cateo the permit holder has to submit a report to the mining office outlining the proposed program which must include a plan for any reclamation.

Term of Cateo

Once a Cateo is granted it has a lifespan that is predicated upon its size. A Cateo is measured in 500 ha units and can range in size from a minimum of 1 unit (500 ha) to a maximum of 20 units (10,000 ha). A one-time fee of $0.80 per ha is due within 5 days of approval. During the term of a Cateo, which begins 30 days after approval, periodic relinquishment of ground is made such that after 300 days of approval 50% of the area in excess of 4 units must be relinquished and after 700 days, 50% of the remaining area must be relinquished. A Cateo of 1 unit has duration of 150 days and for each additional unit, its duration is increased by 50 additional days.

Mining Permit

A Cateo will expire if within its specified term or duration, no mineral discovery is reported by the Cateo holder. If a mineral showing or an ore zone has been discovered while exploring the property, the holder may apply for a "Manifestacion de Discubrimiento, or MD" for mining rights to a maximum of 3,000 ha.  Once an MD is granted, the property must be surveyed in order to apply for a “Mina”, or mining lease. This is usually done after the results of exploration indicate a potential ore body.

Environmental Regulation

Argentina’s laws and regulations relating to the protection of the environment are on both the Federal and Provincial level. The regulations concern water pollution, air pollution, noise pollution and hazardous substances. The principal environmental legislation in Argentina is the Ley General del Equilibrio Ecológico y la Protección al Ambiente (the “General Law of Ecological Balance and Environmental Protection” or the "General Law"), which provides for general environmental rules and policies, with specific requirements set forth in regulations on air pollution, hazardous substances, environmental impact and others (the “Environmental Regulations”). Additionally, there are a series of “Argentinean Official Norms” that establish ecological and technical standards and requirements on various environmental related matters (the “Ecological Standards”).

The Secretaría de Medio Ambiente y Recursos Naturales (the “Ministry of the Environment and Natural Resources” or “SEMARNAT” for its initials in Spanish) is the federal agency in charge of monitoring compliance with and enforcing the General Law, the Environmental Regulations and the Ecological Standards (collectively the “Environmental Laws”). On enforcement matters the SEMARNAT acts mainly through the Procuraduría Federal de Protección al Ambiente (the “Federal Bureau of Environmental Protection” or “PROFEPA” for its initials in Spanish) and in certain cases through other governmental entities under its control.

Environmental Laws also regulate environmental protection in the mining industry in Argentina. In order to comply with these laws, a series of permits, licenses and authorizations must be obtained by a concession holder during the exploration and exploitation stages of a mining project. Generally, these permits and authorizations are issued on a timely basis after the completion of an application by a concession holder.

Mineral Properties

The Company currently operates in the mineral exploration sector. All of the Company’s properties are located in Argentina and are at the exploration stage. The individual mineral projects are described below.

Portal Resources General Project Location Map

SOUTH
AMERICA
JUJUY
SALTA
FORMOSA
TUCUMAN
CHACO
CATAMARCA
MISIONES
SANTIAGO DEL ESTERO
CORRIENTES
LA RIOJA
SANTA FE
SAN JUAN
CORDOBA
ENTRE RIOS
SAN LUIS
Buenos Aires
MENDOZA
SAN RAFAEL PROJECT
LA PAMPA
BUENOS AIRES
Mar del Plata
NEUQUEN
RIO NEGRO
Rawson
CHUBUT
ARROYO VERDE PROJECT
Puerto Deseado
SANTA CRUZ
Puerto Santa Cruz
TIERA DEL FUEGO
Portal Resources Ltd. Properties in Argentina
KILOMETRES
0
500

Arroyo Verde Project

The Arroyo Verde Project is located in Chubut province, Argentina. The Company currently has an option to earn a 100% interest in the project, subject to a 2% Net Smelter Return (“NSR”).

The project is at the exploration stage and does not contain proven mineral reserves.

Arroyo Verde Project Location Map

Rio Negro
RP-23
Valcheta
San Antonio Oeste
RN-3
Los Menucos
Mina Gonzalito (Ag-Pb-Zn)
Golfo San Matias
Maquinchao
Arroyo Salado
Sierra Grande
Sierra Grande (Fe)
Cona Niyeu
Arroyo Verde
Puerto Lobos
RIO NEGRO Province
CHUBUT Province
Telsen
Peninsula Valdes
Gan Gan
RP-4
Puerto Madryn
ARROYO VERDE PROJECT
Atlantic Ocean
Trelew
Rawson
RN-25
RN-3
KILOMETRES
0 25 50 75 100
CHILE
Santiago
BUENOS AIRES
LA PAMPA
Buenos Aires
Mar del Plata
RIO NEGRO
CHUBUT
Rawson
SANTA CRUZ
Puerto Deseado
Puerto Santa Cruz
ARROYO VERDE PROJECT
Argentina
KILOMETRES
0 500

Arroyo Verde Project Mineral Rights

ARROYO VERDE - EL PORVENIR CLAIMS
3544000
3552000
3560000
5352000
5344000
5336000
5328000
RIO NEGRO PROVINCE
CHUBUT PROVINCE
New Cateo
Marifil III
Marifil II
Arroyo Verde
Marifil I
Cateo 14.148
El Porvenir
New Cateo
Cateo 14.356
El Refugio
0 2000 4000 6000 8000 10000 Meters

How Acquired

The Company acquired the option to acquire a 100% interest in the project through its acquisition of 100% of Portal de Oro (B.V.I.) Ltd. on March 15, 2004. Portal de Oro (B.V.I.) Ltd. originally acquired the option through its wholly owned Argentinean subsidiary, El Portal de Oro, S.A. Under an agreement with the concession owner Ruben Davicino, an Argentine national, Portal acquired the mining rights to the Property as set out in the following table.

Name	Type
Marifil I	MD
Marifil II	MD
Arroyo Verde	MD
El Porvenir	MD
El Refugio	MD
Cholila	Cateo

All the concessions are currently in good standing and subject to only the normal maintenance requirements under the Argentine Mining Law.

Under the agreement between Portal and Ruben Davicino (the “Vendor”), the Company can earn a 100% interest, subject to a 2% NSR, in the project by paying the Vendor US$210,000 over the following schedule:

Milestone	Due Date of Payment	Amount

Within 60 days of the signing of a letter of intent	October 18, 2003	US$1,000 (Paid)
On Signing of a Formal Agreement	November 28, 2003	US$4,000 (Paid)
6 months from signing of Formal Agreement	May 1, 2004	US$5,000 (Paid)
12 months from signing of Formal Agreement	December 1, 2004	US$20,000 (Paid)
24 months from signing of Formal Agreement	December 1, 2005	US$40,000 (Paid)
36 months from signing of Formal Agreement	December 1, 2006	US$60,000
48 months from signing of Formal Agreement	December 1, 2007	US$80,000

The Company must also pay the Vendor a preproduction royalty upon either the completion of a feasibility study, or December 1, 2008. The preproduction royalty is to be calculated at the rate of US$1.00 per ounce of gold in the measured and indicated resource categories, with a minimum payment of US$100,000 and a maximum payment of US$250,000. The Vendor also retains a 2% NSR which will be paid after the recovery of the preproduction royalty payment by the Company. The Company can purchase 1% of the NSR from the Vendor at any time for US$1,000,000.

Subsequent to the signing of the above agreement with the Vendor, the Company has added an additional 34,622 hectares (for a total of approximately 40,000 hectares) to the project through the application process for four additional cateos (see map) which will be subject to all the terms and conditions of the option to purchase agreement dated November 27, 2003 with Ruben Davicino.

Location and Access

The property is approximately 40,000 hectares in size, and is located on undeveloped ranch land in the northeast corner of Chubut Province, Argentina, along the border between Rio Negro and Chubut Provinces. It is 50 kilometers south of the town of Sierra Grande, 85 kilometers north of the port city of Puerto Madryn and 155 kilometers north of the city of Trelew which has regularly scheduled air transport. Access to the property is via paved highway Ruta Nacional 3 which passes 3 kilometers from the project area. From the highway, a double-track road provides access to the project. Access within the project is easily provided by 4X4 vehicle using a network of existing drill roads, while clearing new roads is easily accomplished with a light bulldozer.

The environment is arid in an almost desert environment in a near coastal environment with the Atlantic Ocean approximately 25 kilometers east of the property. The elevation of the concession is between 125 and 200 meters above sea level. The terrain is mostly relatively flat and gently rolling ranch land, although the project is cut by cliffs, box canyons, arroyos and slopes with talus cover. Exploration can be conducted year-round, with rare freezing temperatures occurring in winter and hot summers. There is very little population in the area, with the closest being a sheep station approximately 4 kilometers away, and a police post approximately 7 kilometers away at the crossing point of the Rio Negro-Chubut provincial border on the coastal highway.

Regional and Property Geology

Rio Negro and Chubut provinces are underlain by the Somuncura Massif, with virtually all areas of the massif’s volcanic rocks displaying two sets of nearly perpendicular-intersecting, high-angle faults striking northwest and northeast. These major structures likely exerted major control on the position of volcanic hydrothermal activity and its related mineralization.

Basement and Cretaceous cover do not occur within the property area. Gravel cover, semi-consolidated and occasionally cemented, form an alluvial fan deposit. Gold and silver mineralization occurs in felsic volcanics, which occasionally outcrop or occur as slope debris however, sediments, vegetation and soil cover hide most of the bedrock except in the elevated areas. In the lower lying areas of the property, alluvial gravels almost completely hide the bedrock with rare rhyolite domes and uplifted fault blocks. This gravel cover is known to be up to 40 meters thick in places.

Gold and silver is hosted in low sulphidation vein and stockwork type mineralization within a series of rhyolite domes in the northern portion of the property.  Silver/lead/zinc occurs in sediment hosted mineralization in the Porvenir Zone in the southern portion.

Previous Exploration History

Early exploration on the project is undocumented, but there is physical evidence of exploration consisting of a pit on the principal Arroyo Verde vein which is believed to date from the early 20th century. The first modern exploration was conducted by Pegasus Gold Company who identified anomalies through Landsat imagery in 1994. Follow-up ground surveying traced alluvial debris to the Arroyo Verde outcropping rhyolite dome. Between 1994 and 1996, Pegasus conducted exploration on the property, including vein and wall rock sampling, I.P. surveying, and 25 reverse circulation drill holes totaling 2,486 meters. Drill holes 1 to 12 targeted outcropping veins and alteration; Holes 13-21 targeted I.P. chargeability anomalies; and Holes 22-25 were drilled on deeper, gravel covered extension targets. Holes 1-12 returned significant gold and silver assays from 2 shallow (15 to 70 meters depth) veins identified as Principal Vein and Northwest Vein. Holes 13-21 discovered pyritic flow units but assayed little gold. Holes 22-25 were also considered disappointing. These results, combined with a lack of available exploration funding, moved Pegasus to seek a joint-venture partner to fund and conduct additional exploration.

Minera Andes entered a joint venture with Pegasus in November, 1997.  Between December, 1997 and December, 1998, Minera Andes conducted geologic mapping, outcrop sampling, soil geochemical and geobotanical surveys, geophysical surveying and studies. This work was followed by the drilling of 10 R.C. holes totaling 782 meters which largely confirmed Pegasus’ work but failed to expand the known mineralization. Minera Andes withdrew from the joint venture in December 1998.

Current and Anticipated Exploration

In April 2004, the Company commenced exploration on the property. Work included mapping, sampling and geophysics to focus on the potential of the known mineralized structures as well as the surrounding areas for additional domes and mineralized structures. The program included detailed mapping and sampling of the previously identified epithermal veins within the exposed Arroyo Verde ryholite dome complex and trenching of extensions under shallow cover. It also included 88 line kilometers of IP and resistivity surveys in a 10 square kilometer area peripheral to the main dome complex to identify blind vein systems or adjacent rhyolite domes occurring below the gravel cover. Additional lines extended coverage over an apparent structural corridor extending 15 kilometers to the southwest to the Porvenir area and the previously identified sediment hosted silver/lead/zinc mineralization.

The survey outlined possible extensions under shallow cover to the known Arroyo Verde rhyolite dome complex, 2.5 kilometers to the south and 2.0 kilometers to the north. The survey identified four east-west trending resistivity high anomalies over strike lengths of 1,600 to 2,600 meters. These anomalies parallel the vein mineralization in the Principal and Northwest vein zones and may be blind vein structures. The survey also identified a second potential rhyolite dome, the Porvenir Dome, with associated resistivity high anomalies 5 kilometers to the south of the Arroyo Verde dome complex in an area of shallow gravel cover. The lines run from the known Arroyo Verde rhyolite dome area to the El Refugio sediment hosted mineralization to the south outlined a large chargeability anomaly, the Refugio anomaly, along a 6 kilometer strike length.

Follow-up exploration in late 2004/early 2005 outlined a total of 6 veins within the Arroyo Verde rhyolite dome area. These include 3 veins in the Northwest Vein area known as “A”, “B”, and “C” veins. The area is characterized by wispy vein and vein stockworks surrounded by hematite and silica alteration, and may be the top of an epithermal vein system.

In March 2005, the Company initiated a new phase of exploration within the Main Dome vein system and Refugio-Porvenir stockwork areas. This phase included an Induced Polarization – Resistivity Geophysical program consisting of 32.5 line kilometers of Pole-Dipole survey and 56.5 line kilometers of Gradient Array survey to identify drill targets. The survey also included additional mapping, trenching, and sampling of the known vein occurrences. This work was followed by a 4000 meter drill program of both reverse circulation (“RC”) and diamond drilling in the Main Dome vein system area.

A total of seven holes were completed on the Principal vein, and outlined two mineralized gold-silver “shoots”. The western mineralized shoot is defined along a 350 meter strike and is open to the west and to depth. The eastern mineralized shoot has been outlined along a 200 meter strike length and is open to the east and to depth. The following is a summary of the drill holes on the Principal Vein:

Hole #	From – To	Intercept (meters) *	Gold (g/tonne)	Silver (g/tonne)	Gold (equivalent) (g/tonne)**

PO 36	136 - 137	1	14.12	499	22.44

PO 37	112 - 115	3	5.51	151	8.03

PO 38	126 - 130	4	4.84	202	8.21

PO 39	108 - 110	2	39.79	2727	80.25

PO 41	64 - 66.1	2.10	7.03	50	7.87

PO 48	11 - 15	4	5.52	7	5.65
Incl.	14 - 15	1	13.64	6	13.75
	117 - 119	2	7.26	2	7.30

*

the length of the intersections listed above represents the apparent thickness of the veins as measured along the core axis. The true width of the veins is approximately 70 % of the apparent widths referred to above

**

All gold equivalent values are calculated using a 60:1 silver:gold ratio.

Main Dome with Principal Vein

LEGEND
RC Drill Holes
RCH-2-AV
Vein
IP Resistivity
Anomaly
Fault
Assays
Au g/t, Ag g/t
m
Younger
Volcanics
Gravel
Cover
RCH-8-AV
RCH-9-AV
PO-44
PO-43
PO-45
RCH-11-AV
RCH-16-AV
PO-42
RCH-17-AV
RCH-10-AV
400 Metre Surface Trace
4.45, 353
2m width
Principal
Vein
RCH-15-AV
RCH-3-AV
RCH-1-AV
RCH-6-AV
RCH-5-AV
S E Extension Vein
RCH-7-AV
PO-36
PO-37
PO-38
PO-39
PO-40
PO-41
PO-48
PO-50
Blind
RCH-2-AV
Discovery
Vein
RCH-13-AV
PO-51
PO-52
Gravel
Cover
Gravel
Cover
Metres
0
100
200
N
D
U

VEIN INTERCEPTS

| HOLE | Au g/t | Ag g/t | Width metres |
|---|---|---|---|
| RCH 3 | 7.53 | 279.0 | 2.0 |
| PO 36 | 14.12 | 499.0 | 1.0 |
| PO 37 | 5.1 | 151.0 | 3.0 |
| PO 38 | 4.84 | 202.0 | 4.0 |
| RCH 1 | 5.21 | 173.0 | 3.0 |
| PO 39 | 39.79 | 2727.0 | 1.9 |
| PO 40 | 4.0 | 17.0 | 0.8 |
| RCH 6 | 4.01 | 35.5 | 2.0 |
| RCH 5 | 17.8 | 89.0 | 1.0 |
| PO 41 | 7.03 | 50.0 | 2.0 |
| PO 48 | 5.52 | 7.5 | 4.0 |
| | 7.26 | 2.25 | 2.0 |

Blind Vein Area – 2 drill holes tested a 1 kilometer long linear resistivity high-chargeability high anomaly located 100 meters south of the Principal Vein. One previous drill hole RCH-13 intersected a four meter wide epithermal vein on the eastern end of the anomaly grading 1.5 to 3 grams per tonne gold and 10-30 grams per tonne silver. The new holes, one drilled beneath hole RCH-13 and one a step out 70 meters to the west (holes PO51 and PO52 respectively), intersected the vein structure but with only low gold values.

Northwest Vein Area - Four holes PO42, 43, 44 and 45 drilled on the Northwest Vein intersected the mapped “A”, “B”, and “C” veins and returned only low grade gold and silver values.

South Dome Area - 3 of 10 planned holes have been drilled to test the large 1 kilometer by 2 kilometer resistivity high- chargeability high anomaly. The anomaly consists of two large anomalous zones 500 meters in width and 2000 meters in length elongate east-west located 500 meters south of the Principal Vein. This anomaly is orders of magnitude larger than the geophysical anomalies surrounding the Principal, Northwest and Blind vein areas. Holes PO46, PO47 and PO49 were drilled to depths of 170-220 meters on Section Line 4125 E at a 250-300 meter spacing.  The holes intersected highly silicified and altered rhyolite and metavolcanic rocks cut by porphyry dykes. Two veins were intersected with low gold values.  Hole PO49 interesected a highly altered rhyolite dome with a quartz vein stockwork at the bottom of the hole.  Follow up drilling is planned to test this rhyolite dome along strike to the north and the east and west.

El Porvenir Porphyry/Breccia Area – is a 2 kilometer by 4 kilometer chargeability high-resistivity low geophysical anomaly outlined at a depth of 100 meters below a rhyolite ignimbrite unit.  A weak quartz stockwork and quartz veins with disseminated sulphides anomalous in lead, barite, silver and molybdenum are present in the overlying ignimbrite and surrounding sandstones. The geophysical anomaly with surrounding stockwork and veins anomalous in barite, lead silver, and molybdenum may be indicative of either a covered breccia–disseminated sulphide system or a disseminated porphyry system. This target remains to be drill tested.

Based upon the successful results of the calendar 2005 exploration program, the Company intends to carry out a Phase II drill program in fiscal 2006. This program will consist of additional RC drilling on three target areas:

•

Principal Vein in the Main Dome area with six 300 meter holes to test the Principal Vein 100-150 below the deepest holes to date which were approximately 125 meters vertically below surface;

•

South Anomaly Main Dome area with four RC holes of approximately 250 meters in depth. This will further test the very large 2 kilometer long by 1 kilometer wide geophysical anomaly defined by high resistivity and chargeability signature. This zone has a similar geophysical signature as the Principal Vein and has the potential to host gold-silver bearing epithermal mineralization;

•

Refugio-Porvenir with a minimum of two RC holes of 250 meters as an initial test of the very large, 4 kilometer by 2 kilometer geophysical IP anomaly characterized by high chargeability.

The budget for the Arroyo Verde exploration program is fiscal 2006 is estimated to be US$338,000 allocated as follows:

RC Drilling, 2300 meters @ US$75/meter

$175,500

RC casing, 300 meters @ US$175/meter

    52,500

Diamond Drilling, 1000 meters @ US$110/meter

  110,000

Total

$338,000

Environmental permitting requirements necessary to carry out the above program are to file an “Informe de Impacto Ambiental para la Etapa de Prospeccion” (exploration stage environmental impact report), in compliance with “Normas Complementarias para la Implementacion de la Ley No. 24.585 de Proteccion Ambiental para la Actividad Minera, Articulo 6 (a)” (law number 24.585 of the environmental protection for mining activity article 6a complementary guideline for implementation) with the Direccion de Minas Provincia Chubut (Mines Department of Chubut Province).  Estimated cost to satisfy this requirement is approximately Cdn $5,000.

San Rafael Project

The San Rafael Project is located in Mendoza Province, Argentina. The Company currently has an option to earn a 100% interest in the project, subject to a 15% to 20% Net Profits Interest (“NPI”) on a portion of the project.

The project is at the exploration stage and does not contain proven mineral reserves.

San Rafael Project Location Map

153
143
SAN RAFAEL
Rio
Diamanto
160
N
143
Rio Atuel
178
144
Las
Malvinas
Villa
Atuel
179
El Nihuil
184
Embalse
El Nihuil
Atuel
Rio
ANCHORIS PROJECT
190
Punta
del Agua
Laguna
Llancanelo
180
SAN
RAFAEL
PROJECT
CHILE
MENDOZA
Santiago
BUENOS
AIRES
LA
PAMPA
RIO
NEGRO
CHUBUT
CHILE
SANTA
CRUZ
Puerto Deseado
Argentina
KILOMETRES
0
500
LA CABEZA PROJECT
(Exeter Resources)
KILOMETRES
0 10 20 30 40
Los
Cabeza

San Rafael Project Mineral Rights

SAN RAFAEL BLOCK
Portal Resources land status
San Rafael city
MENDOZA
LA PAMPA
2500000
2600000
2700000
6300000
6200000
6100000
6000000
5900000

How Acquired

The Company acquired its option to earn a 100% interest in the project through two separate option agreements, both dated June 18, 2004.

Under the first agreement, known as the San Pedro Agreement, the Company can earn a 100% interest in a series of mining rights by making cash payments totaling US$830,000 over 7 years under the following schedule:

Due Date of Payment	Amount ($US)

On signing of agreement	$ 30,000 (Paid)
On or before June 18, 2005	$ 20,000 (Paid)
On or before June 18, 2006	$ 30,000
On or before June 18, 2007	$ 40,000
On or before June 18, 2008	$ 50,000
On or before June 18, 2009	$ 60,000
On or before June 18, 2010	$ 200,000
On or before June 18, 2011	$ 200,000
On or before June 18, 2012	$ 200,000
Total	$ 830,000

Under the second agreement, known as the Rio de la Plata Agreement, the Company can earn a 100% interest in a series of mining rights by making payments totaling US$265,000 over 5 years under the following schedule:

Due Date of Payment	Amount ($US)

On signing of agreement	$ 15,000 (Paid)
On or before April 9, 2005	$ 15,000 (Paid)
On or before April 9, 2006	$ 15,000
On or before April 9, 2007	$ 50,000
On or before April 9, 2008	$ 70,000
On or before April 9, 2009	$ 100,000
Total	$ 265,000

Under the Rio de la Plata agreement, the Company is obligated to make the initial three annual payments of US$15,000 (US$45,000 total). Should the Company wish to develop any of the four areas defined in the agreement during the term of the option, it must pay the sum of US$50,000 for each area so designated. The Company would then form a new 100% owned subsidiary to which the mining rights in that designated area would be transferred. The new subsidiary would be subject to a 15% to 20% net profits interest to the optioner. The Company has the right to purchase 10% of the net profits interest at any time for the sum of US$1,000,000.

Location and Access

The concessions lie within an area that measures 150 kilometers north-south by 10 to 40 kilometers east-west. Total area of the mining rights is 181,353 hectares (approximately 700 square miles). The project is located in central Mendoza province approximately 300 km south of the provincial capital of Mendoza. The city of San Rafael is located approximately 20 km east of the project area. Access is provided by a network of government maintained paved and gravel roads throughout the area.

Topography is moderate with elevations in the range of 2,000 meters with isolated volcanic centers rising to 4,000 meters. The climate is dry, and winters are mild. Exploration can be conducted on the project year-round.

Regional and Property Geology

The project area is underlain by a sequence of predominantly felsic flows and pyroclastic volcanics of Permo-Triassic age. This volcanic sequence is overlain by younger volcanics and intruded by a series of dacitic intrusive stocks. The region is cut by major northwest striking structures with secondary east-west trends.

Two main types of mineralization occur within the project area: epithermal gold-silver veins and stockworks associated with felsic pyroclastic rocks; and copper-gold porphyry style mineralization associated with intrusive complexes.

Exploration History

Argentina Mineral Development (“AMD”) conducted regional exploration, in the project area, between 1993 and 1998. This work included satellite imagery interpretation, structural studies and geological reconnaissance. At this time, AMD discovered the Anchoris copper-gold system, which lies within the San Rafael Project. Anchoris is described separately below.

Current and Anticipated Exploration

The San Rafael Project is an early-stage exploration project except for the more advanced Anchoris copper-gold porphyry system which is described as a separate project below. The Company has completed processing of the new generation satellite images of the project area to highlight alteration assemblages associated with the two known types of mineralization in the area. This work has shown that both the epithermal as well as the copper-gold porphyry systems have distinctive alteration signatures. Using these as guidelines combined with compilation of regional government sampling, the Company has identified over 40 altered and potentially mineralized target areas. These anomalous areas are currently being assessed through a systematic program of initial geological mapping and sampling, with trenching and geophysical programs on priority targets.

Anchoris Project

The Anchoris Project lies entirely within the Company’s San Rafael Project located in Mendoza Province, Argentina. It is a copper-gold porphyry system that lies in the approximate center of the Company’s large San Rafael Project property package.

Project Geology

The project area is underlain by a sequence of predominantly felsic flows and pyroclastic volcanics of Permo-Triassic age. This volcanic sequence is overlain by thin younger mafic volcanic flows that mask much of the geology in the area. The older Permo-Triassic age rocks have been cut by a northwest trending prominent fault structure approximately 500 meters wide along a strike length of over 10 kilometers. This structural corridor has been the focus for the intrusion of at least four dacitic stocks and plugs with associated copper-gold mineralization.

Alteration associated with these intrusive bodies is widespread with an outer prophylitic chlorite-carbonate zone in excess of 4 km in diameter. Within this extensive outer alteration halo, zones of strong argillic and well developed potassic alteration with sheeted quartz veinlets are associated with the more intensely mineralized zones. Mineralization consists of copper sulfides, both as disseminations and in narrow sheeted quartz veinlets. Gold appears to be associated with the copper sufides and quartz veining.

Exploration History

The earliest recorded work in the area included operation of the San Eduardo silver-lead-zinc mine in the 1930's as well as minor exploration in the La Chilca zone. From 1993-1998, Argentina Mineral Development (AMD) explored the area using satellite imagery interpretation, structural studies, geological reconnaissance, and geophysical surveys.  AMD outlined intrusive related disseminated copper gold mineralization at the La Tortora (formerly called San Jorge), San Pedro and La Chilca-Buitres zones along a northwest-southeast strike of 10 kilometers. The project was joint-ventured with Billiton during the period 1998-1999. Billiton carried out limited drilling at the La Tortora zone which resulted in the discovery of copper-gold porphyry mineralization. This zone strikes northwesterly and dips to the south at 45-80 degrees. Mapping, surveying and drilling have defined the zone along a strike length of 3,000 meters and a width of 200-400 meters. Rio Tinto Exploration (RTZ) optioned the project during the period 2000-2002. RTZ completed a detailed geological mapping and rock chip sampling program on the San Pedro copper gold porphyry area located to the west of the La Tortora zone. They outlined three copper-gold porphyry targets known as the San Pedro, La Julia and San Pedro Norte zones, in an area measuring 4,500 by 2,500 meters. RTZ drilled four holes in the western extension of the La Tortora zone and drilled three holes on the western margin of the Los Buitres zone.

Current Program

During calendar 2005, the Company complied all of the data from previous exploration on the property conducted by AMD, Rio Tinto, and Billiton as well as commencing a program of additional mapping, trenching and sampling on the La Totora zone. Based upon the positive results obtained during this program, the Company intends to carry out an aggressive exploration program consisting of further mapping and sampling of the five areas defined to date which host copper-gold porphyry style mineralization. This work will be followed by both gradient and pole-dipole IP surveys to define the anomalies associated with these five mineralized areas.

This work will provide the basis for a new drill program planned to commence in the first quarter of calendar 2006. This drilling will consist of 12 to 13 RC holes to a planned depth of 300 meters for a total of 3900 meters. These holes will test at least four of the five defined mineralized areas.

The budget for the Anchoris exploration program in fiscal 2006 is estimated to be US$360,000 allocated as follows:

Mapping, sampling and trenching

$  50,000

Geophysical surveys

    50,000

RC Drilling

  260,000

Total

$360,000

Environmental permitting requirements necessary to carry out the above program are to file an “Informe de Impacto Ambiental para la Etapa de Prospeccion” (exploration stage environmental impact report), in compliance with “Normas Complementarias para la Implementacion de la Ley No. 24.585 de Proteccion Ambiental para la Actividad Minera, Articulo 6 (a)” (law number 24.585 of the environmental protection for mining activity article 6a complementary guideline for implementation) with the Direccion de Minas Provincia Mendoza (Mines Department of Mendoza Province).  Estimated cost to satisfy this requirement is approximately Cdn $8,000.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 9 to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.17 as of November 30, 2005.

The Company has since inception financed its activities through the distribution of equity capital.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as all of the Company’s properties are at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

Results of Operations

Year Ended 6/30/05 vs. Year Ended 6/30/04

During the period the Company completed its name change from “Portal De Oro Resources Ltd.” to “Portal Resources Ltd”. Exploration continued at the Arroyo Verde Project, and additional acreage was added to the project by way of application for mining concessions. Additional mineral exploration project interests were acquired or optioned in Mendoza and Patagonia, Argentina, and reconnaissance exploration commenced at the newly optioned San Rafael Project.

The net loss for the year was ($735,538), or ($0.08) per share, compared to a loss of ($225,304), or ($0.05), in the prior year. The increased loss was due to acquisition of Portal de Oro (B.V.I.) in March, 2004 with the associated higher corporate expenses, as well as exploration expenses for the mineral property interests in Argentina. For most of the prior year, the Company was largely inactive and searching for an acquisition of merit of an operating business in order to complete its Qualifying Transaction. Large expenses included Salaries and Benefits, which rose to ($243,971) from ($45,586) due to the addition of new personnel to support the increase in corporate activity and property exploration; Investor Relations of ($109,064), which rose from ($13,442) as management attended several investor conferences and had news dissemination costs above the prior year when the Company was largely inactive; Stock-based Compensation of ($103,026) compared to ($78,808) in the prior year which is related to the granting of share purchase options to management, directors and non-employees; Accounting and Audit, which rose to ($41,583) from ($14,832), Legal, which increased to ($20,180) from ($1,075), and Travel of ($33,366) compared to ($2,098) in the prior year, all of which rose due to the acquisition of Portal de Oro (B.V.I) and the acquisition of new property interests in Argentina; Transfer Agent and Filing Fees rose slightly to ($17,446) from ($15,692) due to the completion of a private placement of common shares; Rent of ($19,746) rose from ($8,068) and Office and Miscellaneous increased to ($44,790) from ($17,758) due to new leased office space to support the higher level of corporate activities. The Company also recorded an expense of ($45,640) in the current year for the write-off of valuation allowance for foreign value added tax credit.

Year Ended 6/30/04 vs. Year Ended 6/30/03

During the year the Company completed its Qualifying Transaction through the acquisition of Portal de Oro (B.V.I.) Ltd. in March, 2004 and commenced activities in the mineral exploration sector for the final 4 months of the fiscal year. Previous to the acquisition, the Company was largely inactive as it searched for a suitable active business to acquire.

The loss for year rose to ($225,304) from ($48,558) as incurred in the prior year. The higher expenses were largely due to the acquisition of Portal de Oro (B.V.I.) Ltd. and completion of the Qualifying Transaction, as well as commencement of mineral exploration operating activities. Large expenses included Accounting and Audit of ($14,832), which rose from ($3,000) incurred in the prior year as the acquisition of Portal resulted in higher audit fees; Project Investigation of ($7,470) related to the review of possible acquisitions for the Qualifying Transaction; Salaries and Benefits of ($45,586), Investor Relations of ($13,442), Office and Miscellaneous of ($17,758) and Travel of ($2,098) as the Company began more active operations; and Stock-based compensation of ($78,808) as the Company expensed stock options granted during the year using the fair value method.

Year Ended 6/30/2003 vs. Year Ended 6/30/2002

During the year the Company investigated potential acquisition candidates in order to complete its Qualifying Transaction. The Company entered into an acquisition agreement with Foodterminal.com but terminated the agreement in February 2003.

The loss for the year was ($48,558), or ($0.02) per share, compared to a loss of ($11,709), or ($0.00) per share, in the prior year. The largest component of the increased loss was the Write-off of non-refundable deposit of ($25,000) and Legal expense of ($5,396) related to the termination of the acquisition agreement with Foodterminal.com. Interest Income fell slightly to $3,967 from $5,943 as the Company carried lower cash balances during the year.

Liquidity and Capital Resources

The Company’s working capital position at June 30, 2005 was $519,038. At the close of the most recent fiscal period ended September 30, 2005, the Company’s working capital position was $162,500.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years.

Table No. 4

Common Share Issuances

Fiscal Year Ended June 30	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2001	Private Placement	1,120,000	$ 0.09	$ 100,800
	Initial Public Offering	1,200,000	0.18	144,948

2002	None

2003	None

2004	Private Placement	1,000,000	$ 0.15	$ 150,000
	Private Placement	3,170,000	0.25	792,500
	Exercise of Options	30,000	0.18	5,400
	Acquisition of Portal de Oro (B.V.I.) Ltd.	2,000,000	0.10

2005	Private Placement	1,456,000	$ 0.75	$ 1,092,000
	Private Placement	768,943	0.75	576,707
	Exercise of Options	44,000	0.18	7,920
	Exercise of Options	10,000	0.25	2,500

2006 to Date	Exercise of Options	75,000	Various	$ 15,502

For the fiscal 2006, the Company has budgeted US$698,000 for exploration work on its Arroyo Verde and Anchoris projects. The type of work, timing, and amount of funds required in future periods is not currently known as they will be dependent upon the results of the current year’s exploration work.

Fiscal Year Ended 6/30/2005

The Company’s working capital totaled $519,038 at the close of the year compared to working capital of $543,474 as of June 30, 2004. During the year, the Company’s Operating Activities used cash of ($456,834). The loss for the year was $735,538, which was offset slightly by items not affecting cash including Stock based compensation of ($103,026) and Amortization of $10,171. Other changes in non-working capital included a decrease in Accounts Receivable of $9,942, an increase in Prepaid Expenses of ($10,457), increase in Accounts Payable and Accrued Liabilities of $187,380, and a decrease in Due to Related Parties of ($21,358). Investing Activities used cash of ($1,012,118), with Purchase of Equipment and Software using cash of ($43,968) and Expenditures on Mineral Properties using cash of ($968,150). Financing Activities provided cash of $1,610,023, with the issuance of shares for cash providing cash of $1,679,127 and share issuance costs using cash of ($69,104).

During the year, the Company issued a total of 2,278,943 common shares. 1,456,000 common shares were issued pursuant to a private placement at $0.75 per unit for gross proceeds of $1,092,000, 768,943 common shares were issued pursuant to a private placement at $0.75 per unit for gross proceeds of $576,707, and 54,000 common shares were issued upon the exercise of common share purchase options for proceeds of $10,420.

Cash and cash equivalents at the end of the year totaled $740,098, an increase of $141,071 during the year.

Fiscal Year Ended 6/30/04

The Company’s working capital totaled $543,474 as of June 30, 2004, compared to $161,826 on June 30, 2003. During the year, the Company’s Operating Activities used cash of ($153,670). The Net Loss of ($225,304) was partially offset, including items not affecting cash of Stock-based Compensation of $78,808, Write-down of Mineral Properties of $12,079, and Amortization of $1,581. Changes in Non-cash Working Capital Items included reduction in Accounts Receivable of ($13,525), Prepaid Expenses of ($4,788), Due to Related Parties of ($41,899), and Accounts Payable of $39,378. Investing Activities used cash of ($324,325), which included acquisition of Equipment and Software of ($9,753), Expenditures on Mineral Properties of ($192,235), and Acquisition of Portal de Oro (B.V.I.) Ltd. of ($122,337). Financing Activities provided cash of $912,349, including Shares Issued for Cash of $947,900, and Share Issue Costs of ($35,551).

During the year, the Company issued 6,200,000 common shares. 4,170,000 common shares were issued pursuant to a private placement for proceeds of $942,500; 30,000 common shares were issued upon exercise of common share purchase options for proceeds of $5,400; and 2,000,000 common shares were issued pursuant to the acquisition of Portal de Oro (B.V.I.) at a deemed value of $200,000.

Cash and cash equivalents at the end of the fiscal year totaled $599,027, an increase of $434,354 during the year.

Fiscal Year Ended 6/30/03

The Company’s working capital totaled $161,826 as of June 30, 2003 compared to $210,384 as of June 30, 2002. During the year, Operating Activities used cash of ($48,893). The loss for the year was ($48,558), while Changes in Non-Cash Working Capital Items included a decrease in Due to Related Parties of ($1,035), and increase in Accounts Payable and Accrued Liabilities of $1,227. There were no Investing or Financing Activities during the year, and no common shares were issued.

Cash and cash equivalents at the end of the fiscal year was $164,673, a decrease of ($48,893) during the year.

US GAAP Reconciliation with Canadian GAAP

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under US GAAP, all exploration expenditures relating to mineral interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, must be expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring a mine into production are capitalized as development costs.

The reader is advised to consult Portal’s audited annual financial statements for the year ended June 30, 2005, particularly Note 9, for quantification of the differences.

Variation in Operating Results

The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds.

Management periodically, through the exploration process, reviews results both internally and externally through mining related professionals.  Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as noted in Note 9 to the financial statements.  The value of the Canadian Dollar in relationship to the US Dollar was $1.17 as of November 30, 2005.

Research and Development

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

Tabular Disclosure of Contractual Obligations

The Company currently has several property option agreements in effect which require the Company to make cash payments to the Optionors as described in the property descriptions in Item 4. If the Company decides to drop the option on any of its individual properties, it is no longer required to pay the Optionor any further payments except for the Rio de la Plata property, where the Company is required to pay the first 3 annual payments of US$15,000 as disclosed in the Table 5 below.

Table No. 5

Contractual Obligations

Type of Cost	Fiscal 2006	Fiscal 2007	Fiscal 2008

Property Payments *	US$15,000	None	None

* These payments are due on or before April 9 of each year.

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of 11/30/05 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are residents and citizens of Canada.  The anticipated date of expiry of the current tem for directors will be the 2006 Annual General Meeting, which is anticipated to be held in December 2006.

Table No. 6

Directors

Name                                                            Age                                Date First Elected/Appointed

Bruce Winfield	58	March 15, 2004
Mark T. Brown (1)	37	March 15, 2004
Gary Nordin	58	March 15, 2004
David Hottman (1)	44	March 15, 2004
Frank Wheatley (1)	46	May 4, 2004

(1)

Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as adopted at the Company’s Annual and Extraordinary General Meeting held on December 1, 2005.  Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 7 lists, as of 11/30/05, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada.

Table No. 7

Executive Officers

                                                                                                                                          Date of

Name                                                 Position                                Age                        Appointment

Bruce Winfield	President and CEO	58	March 15, 2004
Christine West	CFO and Corporate Secretary	40	November 25, 2005
Gary Nordin	Vice President, Exploration	58	March 15, 2004

Bruce Winfield holds a M.Sc in geology and has over 30 years of experience in the mining industry. Key positions include Vice President of Exploration for Greenstone Resources Ltd., Pan American Mineral Corp. and Eldorado Gold Corp. He has directed the evaluation, acquisition and development of projects in Europe and North and South America. Since 1987, he has been extensively involved in Latin America in exploration and development of precious metal projects in several nations. Since 1999, he has also been owner and President of Winfield Consulting, a geological consulting company. From 1997 to 1999, he was CEO of Altoro Gold Corporation, a publicly traded gold exploration company. He also currently serves as a Director of Intrepid Minerals, a mineral exploration company with properties in Argentina that is publicly traded on the TSE Stock Exchange. Mr. Winfield devotes approximately 100% of his time to Company affairs.

Christine West has been a Certified General Accountant since 2003 and has 9 years experience in the mining/resource industry.  From May 2004 to present she has been employed with Nevada Pacific Gold Ltd. and is currently their Corporate Controller.  Concurrent to her employment with Nevada Pacific Gold Ltd, she has been acting as Controller for Portal.  From 1997 to 2004 Ms. West was employed by Pacific Opportunity Capital Ltd, a private company which provides small and medium sized companies with financial, equity and management solutions, where she held the position of Manager, Client Services and was responsible for the financial reporting and cash management and control for various public and private clients in a variety of industries.  Ms. West devotes approximately 15% of her time to Company affairs.

Gary Nordin is a geologist with over 35 years of experience in exploration and development of gold and metals deposits. He holds a B.Sc. in Geology (Honors) from the University of Alberta. He is a founder and former Director and Vice President Exploration of Bema Gold Corporation from 1982 to 1989, and from 1990 to 2001 he was a founder and Director and Vice President Exploration of Eldorado Gold Corporation where he was responsible for property evaluation as well as exploration and development of the company’s gold projects and mines. Since 1989, he has been President of Discovery Resource Corp, a private mineral exploration company. He also currently serves as: a Director of Bishop Gold Inc., a mineral exploration company traded on the TSX Venture Exchange; a Director Nevada Pacific Gold Ltd., a mineral exploration company traded on the TSX Venture Exchange, and a Director of Canasil Resources, a mineral exploration company traded on the TSX Venture Exchange.  He devotes approximately 60% of his time to the Company’s affairs.

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He also is a former and current officer and director of other public companies, including being a current Director of Ameriplas Holdings, a plastics manufacturer traded on the TSX Venture Exchange; Chief Financial Officer of Crosshair Exploration & Mining Corp., a mineral exploration company traded on the TSX Venture Exchange; a Director of Garibaldi Granite Corp, a developer of Granite quarries traded on the TSX Venture Exchange; Chief Financial Officer and Director of Rare Element Resources, a mineral exploration company traded on the TSX Venture Exchange; a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange; Director of Sutter Gold Mining Inc., a mineral exploration company traded on the TSX Venture Exchange; Director and Chief Financial Officer of SYMC Resources, a mineral exploration company traded on the TSX Venture Exchange; Director of Orphan Boy Resources Inc., a mineral exploration company traded on the TSX Venture Exchange, Chief Financial Officer of Pitchstone Exploration Ltd. a mineral exploration company traded on the TSX Venture Exchange, Director and Chief Financial Officer of Tatmar Exploration and Mining Ltd., a mineral exploration company traded on the TSX Venture Exchange, Director of Mediterranean Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange and Chief Financial Officer and Director of Target Exploration and Mining, a mineral exploration company traded on the TSX Venture Exchange. Mr. Brown devotes approximately 5% of his time to Company affairs.

David Hottman has over 17 years of experience in the mineral exploration and mining sector in both management and in corporate finance. He was a founder and Director of HRC Development and Eldorado Gold Corporation and was responsible for business development for Bema Gold, HRC Development and Eldorado. Since 1997, he has been a founder, a Director and Chairman of Nevada Pacific Gold Ltd., a gold mining company traded on the TSX Venture Exchange.  Mr. Hottman devotes approximately 20% of his time to the Company’s affairs.

Frank Wheatley is an attorney who holds Bachelor of Commerce and Bachelor of Laws degrees from the University of British Columbia. He has 21 years of experience as a director, senior officer and legal counsel to a number of public mining and mineral exploration companies. He was in private legal practice from 1985 until 1996 when he became Vice-President, Legal Affairs with Eldorado Gold Corporation.  Since 1999 Mr. Wheatley has been and is currently Vice-President and General Counsel of Gabriel Resources Ltd., a gold development company developing a large gold project in Romania which is traded on the TSX Exchange. He is also currently a Director of Constellation Copper Corporation, a copper company completing construction of the Lisbon Valley SX-EW copper mine in Moab, Utah which is traded on the TSX Exchange.  Mr. Wheatley is also currently the Chairman a Director and the Corporate Secretary of Lithic Resources, a mineral exploration company traded on the TSX Venture Exchange. Mr. Wheatley devotes approximately 5% of his time to the Company’s affairs.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer. No members of the Board of Directors are related.

COMPENSATION

The Company has no arrangements pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation.  There are no director’s service contracts providing for benefits upon termination of employment.

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company’s shareholders’ approved a formal stock option plan for the granting of incentive stock options during the most recently completed fiscal year. An amendment to the formal stock option plan was approved by shareholders at the most recent Annual and Extraordinary General Meeting held on December 1, 2005. Refer to ITEM #10, "Stock Options".

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Year	Salary	Options Granted	Other Compensation
Bruce Winfield, President, CEO and Director	2005 2004 2003	$84,000 $24,500 None	50,000 200,000 None	None None None

Christine West, Chief Financial Officer and Corporate Secretary	2005 2004 2003	None None None	20,000 None None	None None None

Gary Nordin, Vice-President, Exploration and Director	2005 2004 2003	$36,000 $10,500 None	50,000 200,000 None	None None None

Ronald Miles, Former President, CEO and Director (1)	2004 2003	None None	None None	None None

Mark T. Brown, Director and former Chief Financial Officer (2)	2005 2004 2003	None None None	25,000 28,600 None	$ 3,525 $ 6,050 $ 500

David Hottman, Chairman & Director	2005 2004 2003	$33,000 $ 5,250 None	50,000 153,600 None	None None None

Fontaine Wong, Former Director (3)	2005 2004 2003	None None None	None 28,600 None	None None None

Frank Wheatley, Director	2005 2004	None None	25,000 50,000	None None

(1)

Ronald Miles resigned as President, CEO and as a Director on March 15, 2004 upon completion of the Reverse Take Over.

(2)

Mark Brown’s other compensation is administrative consulting fees paid to Pacific Opportunity Capital, a private consulting firm for which Mr. Brown is President and a director.

(3)

Fontaine Wong resigned as a director on May 9, 2005.

No funds were set aside or accrued by the Company during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Board Practices

The Board of Directors’ mandate is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board, among other matters, is responsible for:

•

reviewing and approving the Company’s overall business strategies and its annual business plan;

•

reviewing and approving the annual corporate budget and forecast;

•

reviewing and approving significant capital investments outside the approved budget;

•

reviewing major strategic initiatives to ensure that the Company’s proposed actions accord with shareholder objectives;

•

reviewing succession planning;

•

assessing management’s performance against approved business plans and industry standards;

•

reviewing and approving the reports and other disclosure issued to shareholders;

•

ensuring the effective operation of the Board;

•

and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

The Board meets regularly to review financial and continuous disclosure matters as well as the Company’s financial budget and business plan for the ensuing year and its overall strategic objectives. The Board also meets as required to deal with matters requiring decisions between regularly scheduled Board meetings.

Audit Committee

At the Company’s Annual and Extraordinary General Meeting held on December 1, 2005, shareholders approved a revised Audit Committee Charter.

The Audit Committee’s primary function is to assist the Board of Directors in fulfilling its financial oversight responsibilities with respect to financial reporting and disclosure requirements, as well as to ensure that an effective risk management and financial controls framework has been implemented by the Company’s management. The Audit Committee is also responsible for external and internal audit processes.

The responsibilities of the Committee are as follows:

Financial Reporting and Disclosure

1.

Review and recommend to the Board for approval, the quarterly financial statements, management discussion and analysis, financial reports and any public release of financial information through press release or otherwise.

2.

Review and recommend to the Board for approval, the audited annual financial statements, including the auditors’ report thereon, management discussion and analysis and financial reports.

3.

Review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, material change disclosures of a financial nature and similar disclosure documents.

4.

Review with management of the Company and with external auditors significant accounting principles and disclosure issues and alternative treatments under Canadian generally accepted accounting principles ("GAAP") all with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Company’s financial position and the results of its operations in accordance with Canadian GAAP.

External Audit

1.

Review the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors team and recommend to the Board the external auditors to be nominated for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company and the compensation of the external auditors.

2.

Oversee the work of the external auditors appointed by the shareholders of the Company with respect to preparing and issuing an audit report or performing other audit, review or attest services for the Company, including the resolution of issues between management of the Company and the external auditors regarding financial disclosure.

3.

Review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used, any alternative treatments of financial information that have been discussed with management of the Company, the ramifications of their use as well as any other material changes.  Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences.

4.

Discuss with the external auditors their perception of the Company’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto.

5.

Review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board.

6.

Review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards.

7.

Review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

Internal Controls and Audit

1.

Review and assess the adequacy and effectiveness of the Company’s system of internal control and management information systems through discussions with management and the external auditor to ensure that the Company maintains: (a) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company’s transactions; (b) effective internal control systems; and (c) adequate processes for assessing the risk of material misstatement of the financial statement and for detecting control weaknesses or fraud.  From time to time the Committee will assess whether a formal internal audit department is necessary or desirable having regard to the size and stage of development of the Company at any particular time.

2.

Satisfy itself that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements.

3.

Periodically assess the adequacy of such systems and procedures to ensure compliance with all regulatory requirements and recommendations.

4.

Review and discuss the Company’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

5.

Review annually insurance programs relating to the Company and its investments.

Non-Audit Services

1.

Pre-approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities.  The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such member or members so delegated shall be presented to the full audit committee at its first scheduled meeting following such pre-approval.

2.

Review and assess the adequacy of the Company’s risk management policies and procedures with regard to identification of the Company’s principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by the Company.

Associated Responsibilities

Establish, monitor and periodically review procedures for:

1.

The receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

2.

The confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

The Audit Committee currently consists of David Hottman, Mark T. Brown, and Frank Wheatley. Meetings of the Committee will be held not less than four times a year.

The complete text of the Statement of Corporate Governance Practices, including the written practices for the Board of Directors and Audit Committee, is included in the Management Information Circular dated November 10, 2004 which has been filed as an exhibit to Portal’s 20-F Registration Statement. A copy of the revised Audit Committee Charter was included in the Company’s Management Information Circular dated October 21, 2005 which was filed in the Company’s Form 6-K November 1, 2005.

Staffing

The Company currently has two employees and 3 executive officers. The employees include a Corporate Communications Manager located in Vancouver, British Columbia, and a Exploration Manager, Argentina, located in Argentina.

The Company shares an office with, and pays for certain administrative functions to be performed by, a company with directors in common, Nevada Pacific Gold Ltd. Mineral Exploration is conducted by outside contractors under the supervision of Company personnel.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 9 lists, as of 12/1/2005, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title                                                                                                        Amount and Nature          Percent

  of                                                                                                                of Beneficial                  of

Class            Name of Beneficial Owner                                                         Ownership                 Class

Common	Bruce Winfield (1)	1,037,500	9.34%
Common	Mark T. Brown (2)	359,250	3.28%
Common	Christine West (3)	20,000	0.18%
Common	Gary Nordin (4)	614,500	5.53%
Common	David Hottman (5)	886,800	8.01%
Common	Frank Wheatley (6)	168,750	1.54%

	Total Directors/Officers	3,086,800	26.22%

(1)

Of these shares, 237,500 represent share purchase options. An additional 12,500 options will vest on April 14, 2006.

(2)

Of these shares, 201,500 are owned in Spartacus Management Inc., a private company which is beneficially owned by Mark T. Brown, and 93,750 represent share purchase options. An additional 6,350 options will vest on April 14, 2006.

(3)

Of these shares, 20,000 represent share purchase options.

(4)

Of these shares, 237,500 represent share purchase options. An additional 12,500 options will vest on April 14, 2006.

(5)

Of these shares, 47,000 represent currently exercisable share purchase warrants and 193,500 represent share purchase options. An additional 12,500 options will vest on April 14, 2006.

(6)

Of these shares, 68,750 represent share purchase options. An additional 6,250 options will vest on April 14, 2006.

Based upon 10,873,943 shares outstanding as of 12/1/05 and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table Number 13, “Stock Options Outstanding” below.

Item 7.  Major Shareholders and Related Party Transactions

The Company is aware of three persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of 12/1/05, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Bruce Winfield (1)	1,037,500	9.34%
Common	David Hottman (2)	886,800	8.01%
Common	Gary Nordin (3)	614,500	5.53%

(1)

Of these shares, 237,500 represent share purchase options. An additional 12,500 options will vest on April 14, 2006.

(2)

Of these shares, 47,000 represent currently exercisable share purchase warrants and 193,500 represent share purchase options. An additional 12,500 options will vest on April 14, 2006.

(3)

Of these shares, 237,500 represent share purchase options. An additional 12,500 options will vest on April 14, 2006.

Based on 10,873,943 shares outstanding as of 12/1/2005 and stock options and warrants held by each beneficial holder exercisable within sixty days.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

During Fiscal 2005, the Company paid Nevada Pacific Gold Ltd., a public company with directors David Hottman and Gary Nordin in common, $63,828 (FY 2004 - $20,750; FY 2003 - $3,600) for shared rent, human resources, and office services. As of June 30, 2005, the Company owed Nevada Pacific Gold Ltd. an aggregate of $5,423 (FY 2004 - $18,504; FY 2003 - $nil).

The Company paid or accrued to pay Pacific Opportunity Capital, a private company with Mark T. Brown as a and director in common, an aggregate of $6,382 (FY 2004 - $4,759; FY 2003 - $1,775) for fees and expense reimbursements and $nil (FY - $5,350; FY 2003 - $nil) for deferred acquisition costs. As of June 30, 2005, the Company owed Pacific Opportunity Capital an aggregate of $803 (FY 2004 - $nil; FY 2003 - $11).

As of June 30, 2004, the Company owed certain directors and aggregate of $5,108 (FY 2004 - $13,386; FY 2003 - $238) for expense reimbursements.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report.  The audit report of De Visser Gray, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent financial statements dated June 30, 2005 other than described below:

During Fiscal 2006 to date, the Company has issued 75,000 common shares pursuant to the exercise of common share options for cash proceeds of $15,502.

Item 9.  Offer and Listing of Securities

As of June 30, 2005 the authorized capital of the Company consisted of 100,000,000 Common Shares without par value and 100,000,000 Preferred Shares without par value.  There were 10,798,943 Common Shares and no Preferred Shares issued and outstanding as of June 30, 2005.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company, 10th floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8.

On November 30, 2005, the shareholders' list for the Company's common shares showed 415 registered and non-registered shareholders and 10,873,943 shares issued and outstanding.

The Company has researched the residency of its shareholders. In the United States, 14 shareholders hold 980,960 common shares, or 9.02% of the total shares issued and outstanding. 378 shareholders are resident in Canada and hold 8,656,873 common shares, or 79.61% of the total shares issued and outstanding. 23 shareholders are resident outside the U.S. and Canada and hold 1,236,110 common shares, or 11.37% of the total issued and outstanding common shares.

The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada under the stock symbol is “PDO”. The CUSIP number is 736114 10 9.

Table No. 11 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for the last ten fiscal quarters. The Company commenced trading under the name “Gateway Enterprises Ltd.” on May 28, 2001. From September 23, 2002 until March 17, 2004, the Company’s shares were suspended from trading by the TSX Venture Exchange for review, approval and completion of the Company’s Qualifying Transaction as per TSX-V Capital Pool Company regulations.

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

                                                                                                                   - Sales -

                                               Canadian Dollars

 Period

                                                                     High            Low         Close

November 2005	$0.65	$0.53	$0.60
October 2005	$0.65	$0.55	$0.58
September 2005	$0.72	$0.59	$0.62
August 2005	$0.73	$0.62	$0.71
July 2005	$0.70	$0.63	$0.65
June 2005	$0.70	$0.55	$0.63

Three Months Ended 9/30/05	$0.73	$0.59	$0.62
Three Months Ended 6/30/05	$0.90	$0.55	$0.63
Three Months Ended 3/31/05	$1.05	$0.75	$0.86
Three Months Ended 12/31/04	$0.90	$0.56	$0.78
Three Months Ended 9/30/04	$0.75	$0.40	$0.59

Three Months Ended 6/30/04	$1,10	$0.62	$0.62
Three Months Ended 3/31/04	$1.25	$0.72	$1.05
Three Months Ended 12/31/03	Suspended From Trading
Three Months Ended 9/30/03	Suspended From Trading

Three Months Ended 6/30/03	Suspended From Trading
Three Months Ended 3/31/03	Suspended From Trading
Three Months Ended 12/31/02	Suspended From Trading
Three Months Ended 9/30/02	$0.17	$0.08	$0.08

Three Months Ended 6/30/02	$0.18	$0.10	$0.18
Three Months Ended 3/31/02	$0.19	$0.16	$0.16
Three Months Ended 12/31/01	$0.19	$0.18	$0.19
Three Months Ended 9/30/01	$0.30	$0.14	$0.15
Fiscal Year Ended 6/30/05	$1.05	$0.40	$0.63
Fiscal Year Ended 6/30/04	$1.25	$0.62	$0.62
Fiscal Year Ended 6/30/03	$0.17	$0.08	$0.08
Fiscal Year Ended 6/30/02	$0.30	$0.10	$0.18
Fiscal Year Ended 6/30/01	$0.35	$0.14	$0.19

Table No. 12 lists, as of 12/1/05, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
728,000	$0.90	December 20, 2005
384,471	$0.90	May 5, 2006

1,112,471 Warrants Outstanding

American Depository Receipts.  Not applicable.

Other Securities to be Registered. Not applicable

The TSX Venture Exchange

The TSX Venture Exchange (“TSX-V”) is a result of the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.

The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The TSX-V currently operates as a complementary but independent exchange from its parent.

The initial roster of the TSX-V was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The TSX-V is a venture market as compared to the Toronto Stock Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

The TSX-V currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX-V is located in Calgary and the operations office is located in Vancouver.

The TSX-V is a self-regulating organization owned and operated by the TSX Group.  It is governed by representatives of its member firms and the public.

The TSX Group acts as a business link between TSX Venture Exchange members, listed companies and investors.  TSX-V policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Market Regulation Services Inc. (“RS”) which was created as a joint initiative of The Toronto Stock Exchange Inc. and the Investment Dealers Association of Canada.

RS is recognized as a self-regulatory entity in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. As a Regulation Service Provider, RS provides independent regulation services to marketplaces (existing exchanges, quotation and trade reporting systems (QTRSs) and alternative trading systems (ATSs) and their participants in Canada that contract with RS Inc. for the provision of regulation services. As a national regulator for the Canadian marketplace, it is the first independent regulator of its kind for the Canadian securities market.

RS administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, RS monitors real-time trading operations and market-related activities of marketplaces and participants. RS also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

RS's areas of responsibility include Market Surveillance; Operations and General Counsel (Market Policy); and Investigations and Enforcement.

The Market Surveillance division monitors all securities trading for compliance with the Universal Market Integrity Rules and marketplace specific rules. Market Surveillance also investigates irregularities and complaints relating to trading on marketplaces for which RS acts as regulation services provider to ensure a fair and orderly marketplace for all participants. This division is responsible for market supervision, which includes monitoring trading activity and timely disclosure, as well as preliminary investigations and trade desk compliance.

The market surveillance department issues TSX-V notices to inform the public of halts, suspensions, delistings, and other enforcement actions.  All TSX-V notices can be found on the TSE/TSX website at www.tse.com.  In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors. By Exchange policy, the department also reviews and approves certain types of transactions for all TSX listed companies. These types of transactions include option grants, private placements and other share issuances, mergers and acquisitions, property-asset acquisitions and dispositions, loans, bonuses and finder’s fees, changes of business, name changes, stock splits, and related party transactions. If the Exchange’s review of such transactions finds them to be contrary to the public interest or is in violation of policy, approval for the transaction will be denied and any action taken by the company towards the completion of the transaction must be reversed.

The Operations and General Counsel division is responsible for the development and implementation UMIR as well as providing interpretations of, or exemptions from, UMIR with the goal of promoting market integrity. This division also coordinates all operational activities of RS including strategic planning and overall organizational matters. Finally, the General Counsel's office of this division is responsible for all legal services and matters relating to RS's Board of Directors.

The Investigation and Enforcement division is responsible for conducting investigations and prosecutions of violations of the UMIR and Policies and market integrity and market quality rules specific to the TSX Venture Exchange. Functions of this division include Investigations, Enforcement and Investigative Research.

a) Investigations

Investigations focus on activities that may be in breach of the UMIR and/or the rules of the TSX Venture Exchange. The types of violations frequently investigated include high closings, market manipulation, client priority trading violations, unapproved trading, trading in restricted securities and conduct inconsistent with the just and equitable principles of trade.

Requests for investigations come primarily from the Market Surveillance division of RS. Other sources include the provincial securities commissions, the Operations and General Counsel division, marketplaces, and in some instances, the general public. Investigators also lend assistance to investigations conducted by provincial securities commissions.

b) Enforcement

Once an investigation is complete and a decision has been made to proceed with a prosecution a statement of allegations is served upon the concerned party which references the rule or rules alleged to have been in violation. An Offer of Settlement is also presented to the concerned party, who can either accept or reject the Offer of Settlement. If accepted, the Offer of Settlement must be approved by a hearing panel of RS. The hearing panel may accept the Offer of Settlement or reject it. If the Offer of Settlement is rejected by either the concerned party or by a settlement hearing panel, a Notice of Hearing is issued and served upon the concerned party and the matter proceeds to a hearing before a hearing panel. If the hearing panel determines that an applicable requirement has been violated, it may impose a range of penalties, including a reprimand, a fine, or the restriction, suspension or revocation of access to a marketplace. After all hearings, there is an official public notification concerning the outcome of the hearing and the penalty or remedy imposed.

c) Investigative Research

The Investigative Research Division performs in-depth corporate research relating to officers, directors, and significant shareholders of organizations applying to list securities on the TSX Venture Exchange, or applying to obtain access to the marketplace's trading systems. Due diligence is a major function of the Enforcement division. The overall goal is to improve communication and to raise the standards of compliance in the securities trading industry.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the Toronto Stock Exchange, the Toronto Futures Exchange and the Investment Dealers Association of Canada.

United States Market

The Company’s 20-F Registration Statement has been declared effective, and the Company is subject to the reporting obligations and requirements under the Exchange Act of 1934. However, as a Foreign Private Issuer, the Company is exempt from sections 14(a), 14(b), 14(c), 14(f) and 16 of the Act, which includes the Proxy Rules of Section 14 and the Short-Swing Profit Rules of Section 16.

LEGAL PROCEEDINGS

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Item 10.  Additional Information

Share Capital

The Company has financed its operations through the issuance of common shares through private placements, the exercise of warrants issued in the private placements, and the exercise of stock options. The changes in the Company’s share capital during the last 3 fiscal years are as follows:

During Fiscal 2006 to date, the Company has issued 75,000 common shares pursuant to the exercise of common share options for cash proceeds of $15,502.

During Fiscal 2005, the Company completed two private placements of its common shares. On December 20, 2004 a private placement of 1,456,000 common share units was completed at a price of $0.75 per unit for gross proceeds of $1,092,000. Each unit consisted of one common share and one-half of a common share purchase warrant. Each full warrant entitles the holder to purchase one common share at a price of $0.90 until December 20, 2005.  On May 5, 2005, a private placement of 768,943 common share units was completed at a price of $0.75 per unit for gross proceeds of $576,707.  Each unit consisted of one common share and one-half of a common share purchase warrant.  Each full warrant entitles the holder to purchase one common share at a price of $0.90 until May 5, 2006.  The Company also issued 44,000 common shares upon the exercise of options at $0.18 per option and issued 10,000 common shares upon the exercise options at $0.25 for total proceeds of $10,420.

During Fiscal 2004, the Company completed two private placements of its common shares. Under the first, the Company sold 1,000,000 common shares at a price of $0.15 per share for gross proceeds of $150,000. Under the second, the Company sold 3,170,000 common shares at a price of $0.25 per share for gross proceeds of $792,500. The Company also issued 2,000,000 common shares at a deemed price of $0.10 per share in relation to the acquisition of Portal BVI.  The Company also issued 30,000 common shares upon the exercise of options at $0.18 per for total proceeds of $5,400.

During Fiscal 2003, the Company conducted no financings and no common shares were issued.

Escrow Shares

Under the TSX Venture Exchange’s Policy 2.4, all securities which will be held by Principals of the proposed post-Qualifying Transaction issuer are required to be held in escrow. Shares will be released from escrow subject to a formula prescribed in the CPC Escrow Agreement which must be approved by the TSX-V.

Upon approval of the Company’s Qualifying Transaction, a total of 3,690,000 common shares were placed into escrow. Their release from escrow is based upon a schedule agreement between the Company, its escrow agent, and the individual owners of the common shares. The release schedule for the shares is as follows:

Date of Release	Percentage of Shares to be Released

March 15, 2004 (Closing Date)	10%
September 15, 2004	15%
March 15, 2005	15%
September 15, 2005	15%
March 15, 2006	15%
September 15, 2006	15%
March 15, 2007	15%

Total	100%

On March 15, 2004, 369,000 common shares were released from escrow. On September 15, 2004, March 15, 2005, and September 15, 2005, 553,500 common shares were released on each date. As of November 30, 2005, 1,660,500 common shares remained in escrow held by the following owners:

Table No. 12

Escrow Shareholdings

Name of Owner	Number of Common Shares in Escrow

Spartacus Management Inc. (1)	121,500
Mark T. Brown	49,500
Ronald Miles	355,500
David Hottman	49,500
Fontaine Wong	49,500
Bruce Winfield	360,000
Coral Winfield	225,000
Gary Nordin	180,000
Brigitte Nordin	180,000
Erik Nordin	90,000

(1) Spartacus Management is a private company beneficially owned by Mark T. Brown.

Shares Not Representing Capital

On March 15, 2004, the Company issued 2,000,000 common shares at a deemed price of $0.10 per share in relation to the acquisition of Portal de Oro (B.V.I) Ltd. This acquisition represents 18.39% of the common shares outstanding as of November 30, 2005.

Shares Held By Company

-No Disclosure Necessary-

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

Under a Stock Option Plan approved by shareholders at the Company’s Annual and Extraordinary General Meeting held on December 10, 2004 and amended at the Company’s Annual and Extraordinary General Meeting held on December 1, 2005, stock options may be issued to qualified Officers, Directors, Employees and Consultants. The Company may issue Stock options for up to 15% of the common shares outstanding at the time of the grant. These options may be granted from time to time, provided that stock options in favor of any one individual who is an insider or associate of an insider may not exceed 5% of the issued and outstanding common shares, while grants to any one consultant may not exceed 2% of the issued and outstanding common shares.

The exercise prices for stock options are determined in accordance with TSX Venture Exchange guidelines and reflect the closing price of the Registrant's common shares immediately preceding the day on which the Directors grant the stock options and the maximum term of each stock option does not exceed five years from the date of grant.

A complete copy of the Company’s Stock Option Plan is included in the Company’s Management Information Circular for the Annual and Extraordinary General Meeting held on December 10, 2004 which has been filed as an exhibit to Portal’s 20-F Registration Statement. The details of the Amended Stock Option Plan is included in the Company’s Management Information Circular for the Annual and Extraordinary General Meeting held on December 1, 2005 which was filed in Form 6-K on EDGAR on November 1, 2005.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of 12/01/2005, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

                                                                                 Number of

                                                                           Shares of                  CDN$

                                                                           Common                 Exercise.              Expiration

Name                                                                    Stock                     Price                   Date

Bruce Winfield, President, Chief Executive Officer and Director	200,000 50,000	$0.25 $0.86	March 15, 2009 April 14, 2010

Christine West, Chief Financial Officer and Corporate Secretary	20,000	$0.77	December 23, 2009

Gary Nordin, Vice-President, Exploration, and Director	200,000 50,000	$0.25 $0.86	March 15, 2009 April 14, 2010

David Hottman, Chairman and Director	2,400 153,600 50,000	$0.18 $0.25 $0.86	May 28, 2006 March 15, 2009 April 14, 2010

Mark T. Brown, Director	46,400 28,600 25,000	$0.18 $0.25 $0.86	May 28, 2006 March 15, 2009 April 14, 2010

Frank Wheatley, Director	50,000 25,000	$0.25 $0.86	March 15, 2009 April 14, 2010

Total Officers and Directors	901,000
Total Employees/Consultants/Former Directors	207,000
Total Officers/Directors/Employees And Consultants	1,108,000

Pursuant to the Company’s Stock Option Plan as approved by shareholders on December 10, 2004, all stock options granted under the Plan will vest under the following schedule:

25% Three months following the award date

25% Six months following the award date

25% Nine months following the award date

25% Twelve months following the award date

Under the Plan, 277,000 options were granted on April 14, 2005 with an expiration date of April 14, 2010. As of December 1, 2005, 50% of these options had vested, with a further 25% scheduled to vest on January 14, 2006 and the remaining 25% will vest on April 14, 2006.

Resolutions/Authorization/Approvals

-No Disclosure Necessary-

Memorandum and Articles of Association

The Company was originally incorporated under the Company Act of British Columbia on August 14, 2000 under the name “Gateway Enterprises Ltd.”. After the completion of the acquisition of Portal de Oro (B.V.I.) on March 15, 2004, the Company changed its name to “Portal De Oro Resources Ltd.”. At the Annual and Extraordinary General Meeting held on December 10, 2004, shareholders approved the change of name to “Portal Resources Ltd.” and adopted a new Charter and Articles under the Business Corporations Act (British Columbia) which replaced the Company Act of British Columbia.

There are no restrictions on the business the company may carry on in the Articles of Incorporation.

Under the Company’s articles and bylaws a director is not allowed to vote on any transaction or contract with the Company in which he has a disclosable interest unless all directors have a disclosable interest in that transaction.

Part 16 of the Company’s bylaws address the duties of the directors, while Part 8 discusses the Borrowing Powers. The Company may, if authorized by the directors, may:

a)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

b)

issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

c)

guarantee the repayment of money by any other person or the performance of any obligation of any other person;

d)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

There are no age limit requirements pertaining to the retirement or non-retirement of directors and a director need not be a shareholder of the Company.

The Company may determine that directors may receive remuneration for acting as directors. Any remuneration will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such. The Company may also reimburse each director for the reasonable expenses that he or she may incur in or about the business of the Company. If any director performs any professional or other services for the Company that in the opinion of the directors is outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors and such remuneration may be either in addition to or substitution for any other remuneration they may be entitled to receive.

Part 21 deals with Indemnification of individuals. The directors must cause the Company to indemnify its officers and directors, and former officers and directors, and alternate directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by the Business Corporations Act. Each director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in this section. Subject to any restrictions in the Act, the Company may indemnify any other person. The failure of a director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

The Company may by special resolution, create, define, and attach special rights or restrictions on any shares and by special resolution and by otherwise complying with any applicable provision of its Memorandum or these Articles to vary or abrogate any special rights and restrictions attached to any shares, but no right or special right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each affected class consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class meeting of the holders of the shares of each such class by a majority of three-fourths of the rest of such shares..

An annual general meeting shall be held once every calendar year at such time (not being more than 13 months after holding the last preceding annual meeting) and place as may be determined by the Directors. The Directors may, as they see fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Corporations Act.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed.

A copy of the Company’s Articles has been filed as an exhibit to Portal’s 20-F Registration Statement.

Material Contracts

1.

Under an agreement between the Company and Nevada Pacific Gold Ltd. dated May 25, 2004, the Company agreed to share office space and related expenses with Nevada Pacific Gold, including Rent, Furniture, Office Supplies, Office Equipment, and Computer Software. The Company also agreed to share administrative support services, which requires the Company to pay up to 15% of each support person’s salary.

2.

Under an agreement dated November 4, 2003 between the Company, certain security holders of the Company, and Pacific Corporate Trust Company, the certain holders agreed to deposit common shares in an escrow account pursuant to the policies of the TSX Venture Exchange.

Copies of these contracts were filed as exhibits to the Company’s 20-F Registration Statement.

EXCHANGE CONTROLS AND OTHER LIMITATIONS

AFFECTING SECURITY HOLDERS

Except as discussed in ITEM #9, the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares.  There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding $179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada.  This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services, the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2. If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

3. If the investor is a non-Canadian and is a NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services (as set forth above).

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act.  However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada.  If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment.  Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors.  The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

TAXATION

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Company’s Registration Statement and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock.

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company. Each holder and prospective holder of common shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company applicable to their own particular circumstances.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

Statement by Experts

The Company’s auditors for its financial statements as at June 30, 2005, 2004 and 2003 and for the years ended June 30, 2002, and 2001 was DeVisser Gray, Chartered Accountants. Their audit report is included with the related financial statements in this Annual Report.

Documents on Display

All documents incorporated and referred by reference in this 20-F Annual Report are available on EDGAR or may be viewed at the Company’s Executive Office located at Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada.

Item 11.  Disclosures about Market Risk

The company’s mineral properties are all currently at the exploration stage and the Company’s operations are limited to exploring those properties. Therefore, Portal’s market risks are minimal. All of the Company’s properties are located in Argentina. As a Canadian Company, Portal’s cash balances are kept primarily in Canadian funds, while many exploration and property expenses are denominated in United States dollars or Argentine Pesos. Therefore, the Company is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future, conduct hedging to reduce its exchange rate risk.

Competitive Environment

The Company competes with other mining companies for exploration properties, joint venture agreements and for the acquisition of attractive gold companies.  There is a risk that this competition could increase the difficulty of concluding a negotiation on terms that the Company considers acceptable.

Item 12.  Description of Other Securities

Not Applicable

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this annual report.  Based upon that evaluation, the President and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to information relating to the Company required to be included in the Company’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There were no changes in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal period that has affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.  Nor were there any deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

The Board of Directors has determined that Mark T. Brown is the Company’s Audit Committee Financial Expert. Mr. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. From 1990 to 1994, he worked with PricewaterhouseCoopers before being employed in senior financial management positions with several companies publicly traded in Canada and the United States.

Item 16B.  Code of Ethics

The Company has not adopted a written ”code of ethics” that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that existing Canadian standards and procedures is adequate for its immediate purposes.    The board is evaluating the adoption of a code of ethics during the 2006 fiscal year.  The Company has not adopted a code of ethics to date as it has been involved in the commencement of its exploration activities following the completion of the qualifying transaction.

Item 16C.  Principal Accountant Fees and Services

The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy and procedure.  The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, the Company’s Audit Committee Charter includes a procedure for the review and pre-approval of any services performed by DeVisser Gray, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of DeVisser Gray for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray to the Company were:

Principal Accountant Fees and Services Fiscal Year ended June 30, 2005 and 2004	Fiscal Year 2005	Fiscal Year 2004

Audit Fees	$ 7,500	$ 8,000
Audit Related Fees	2,500	-
Tax Fees (1)	-	-
All Other Fees	-	-
Total	$10,000	$ 8,000

Item 16D.  Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Part III

Item 17.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 9 to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of DeVisser Gray, Chartered Accountant, is included herein immediately preceding the financial statements.

Item 18.  Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of DeVisser Gray, Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Independent Auditors Report, dated October 4, 2005.

Balance Sheets at June 30, 2005 and 2004.

Statements of Operations for the years ended June 30, 2005, 2004, and 2003.

Statements of Shareholders’ Equity for the years ended June 30, 2005, 2004, and 2003.

Statements of Cash Flows for the years ended June 30, 2005, 2004, and 2003.

Notes to Financial Statements

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS (cont.)

(B)  Index to Exhibits:

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws (Previously Filed)

2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A

4. Material Contracts (Previously Filed)

        A)   Copy of the Shared Office Agreement Between the Company and Nevada Pacific Gold dated May 25, 2004.

        B)    Copy of the Escrow Agreement between the Company and Pacific Corporate Trust Company dated November 4, 2003.

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10.Other documents Documents incorporated by reference to the Form 6-K’s filed by the Company on EDGAR. Certifications of CEO and CFO

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

Consolidated Financial Statements

June 30, 2005

June 30, 2004

June 30, 2003

(An exploration stage company)

Portal Resources Ltd.	Trading Symbol: PDO
Head Office: Suite 750 – 625 Howe Street	Telephone: 604-629-1929
Vancouver, British Columbia, Canada V6C 2T6	Facsimile: 604-629-1930

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements and the information contained in the management discussion and analysis have been prepared by the management of the Company.  The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management’s best estimates based on currently available information.  A system of internal accounting control is maintained to provide reasonable assurance that financial information is accurate and reliable.

The Company’s independent auditors, DeVisser Gray, who have been appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards in Canada to allow them to express an opinion on the financial statements.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the financial statements and related reporting matters prior to submission to the Board.

“Bruce Winfield”	“Mark T. Brown”
Bruce Winfield,	Mark T. Brown
President	Chief Financial Officer
Vancouver, Canada	Vancouver, Canada
October 11, 2005	October 11, 2005

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Portal Resources Ltd. (formerly Portal de Oro Resources Ltd.)

We have audited the consolidated balance sheets of Portal Resources Ltd. (formerly Portal de Oro Resources Ltd.) as at June 30, 2005, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended June 30, 2005. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005, 2004 and 2003 and the results of its operations and cash flows for each of the years in the three-year period ended June 30, 2005 in conformity with Canadian generally accepted accounting principles.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

October 4, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements.  Although we conducted our audits in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated October 4, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

October 4, 2005

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

CONSOLIDATED BALANCE SHEETS

(stated in Canadian dollars)

	June 30,
	2005	2004	2003

Current
Cash and cash equivalents	$ 740,098	$ 599,027	$ 164,673
Amounts receivable	4,432	14,374	849
Prepaid expenses	16,520	6,063	1,275
	761,050	619,464	166,797

Equipment and software (Note 4)	41,969	8,172	-
Mineral rights on unproven properties (Note 5)	1,544,183	576,033	-

	$ 2,347,202	$ 1,203,669	$ 166,797

Current
Accounts payable and accrued liabilities	$ 231,480	$ 44,100	$ 4,722
Due to related parties (Note 7)	10,532	31,890	249
	242,012	75,990	4,971

Share capital (Note 6)	2,969,461	1,358,097	245,748
Contributed surplus (Note 6)	180,493	78,808	-
Deficit	(1,044,764)	(309,226)	(83,922)
	2,105,190	1,127,679	161,826

	$ 2,347,202	$ 1,203,669	$ 166,797

Going Concern (Note 1)

Approved by the Board of Directors:

“David Hottman”	“Frank Wheatley”
David Hottman	Frank Wheatley

See notes to the consolidated financial statements

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(stated in Canadian dollars)

	Years ended June 30,
	2005	2004	2003

	$	$	$

Revenue	-	-	-

Expenses
Accounting and audit	41,583	14,832	3,000
Amortization	10,171	1,581	-
Bank charges and interest	11,267	2,172	235
Consulting and management fees	30,390	3,171	5,500
Foreign exchange	(706)	4,894	-
Interest income	(3,391)	(3,422)	(3,967)
Investor relations	109,064	13,442	-
Legal	20,180	1,075	5,396
Office and miscellaneous	44,790	17,758	2,738
Rent	19,746	8,068	3,600
Project investigation	8,995	7,470	-
Salaries and benefits	243,971	45,586	-
Stock-based compensation (Note 6)	103,026	78,808	-
Travel	33,366	2,098	-
Transfer agent and filing fees	17,446	15,692	7,056
Write-off of mineral property expenses	-	12,079	-
Write-off of IVA	45,640	-	-
Write-off of non-refundable deposit	-	-	25,000

	735,538	225,304	48,558

Net loss for the period	(735,538)	(225,304)	(48,558)

Deficit – beginning of period	(309,226)	(83,922)	(35,364)

Deficit – end of period	(1,044,764)	(309,226)	(83,922)

Loss per share (Note 2)	$ (0.08)	$ (0.05)	$ (0.02)

Weighted average number of common shares outstanding	9,445,368	4,386,667	2,320,000

See notes to the consolidated financial statements

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(stated in Canadian dollars)

	Years ended June 30,
	2005	2004	2003

	$	$	$

Cash provided by (used for):
Operating Activities
Net loss for the period	(735,538)	(225,304)	(48,558)
Items not involving cash:
Stock-based compensation	103,026	78,808	-
Write-down of mineral properties	-	12,079	-
Amortization	10,171	1,581	-

	(622,341)	(132,836)	(48,558)

Changes in non-cash working capital:
Amounts receivable	9,942	(13,525)	(277)
Prepaid expenses	(10,457)	(4,788)	(250)
Accounts payable and accrued liabilities	187,380	39,378	1,227
Due to related parties	(21,358)	(41,899)	(1,035)

	(456,834)	(153,670)	(48,893)

Investing Activities
Purchase of equipment and software	(43,968)	(9,753)	-
Mineral rights on unproven properties	(968,150)	(192,235)	-
Acquisition of Portal de Oro (B.V.I.) Ltd. (Note 3)	-	(122,337)	-

	(1,012,118)	(324,325)	-

Financing Activities
Shares issued for cash	1,679,127	947,900	-
Share issue costs	(69,104)	(35,551)	-

	1,610,023	912,349	-

Net cash provided (used) during period	141,071	434,354	(48,893)
Cash – beginning of period	599,027	164,673	213,566

Cash – end of period	740,098	599,027	164,673

Supplementary non-cash investing activity information:

Shares issued to acquire Portal de Oro (B.V.I.) Ltd.	$ -	$ 200,000	$ -

See notes to the consolidated financial statements

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

Notes to the Consolidated Financial Statements

For the years ended June 30, 2005, 2004 and 2003

(stated in Canadian dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Portal Resources Ltd. (“Portal” or “the Company”, formerly Portal de Oro Resources Ltd. and Gateway Enterprises Ltd.) was incorporated on August 14, 2000 under the Company Act of the Province of British Columbia.  The Company was called for trading on the TSX Venture Exchange (“the Exchange”) as a “Capital Pool Company” in May 2001.

On March 15, 2004 the Company completed its Qualifying Transaction (“QT”) under the Capital Pool Company rules of the Exchange when it acquired all of the outstanding shares of Portal de Oro (B.V.I.) Ltd. (“Portal (BVI)”), which through its wholly owned subsidiary El Portal de Oro S.A (“Portal S.A.”) has a 100% interest the Arroyo Verde project in Argentina, in consideration for the issuance of 2,000,000 common shares of the Company at a deemed price of $0.10 per share.  All of the consideration shares are subject to a three-year value escrow agreement.

Pursuant to a Special Resolution passed by shareholders January 6, 2004, the Company changed its name from Gateway Enterprises Ltd. to Portal de Oro Resources Ltd. Pursuant to a Special Resolution passed by the shareholders on December 10, 2004, the Company changed its name from Portal de Oro Resources Ltd. to Portal Resources Ltd.

The Company is an exploration stage company whose business activity is the exploration of mineral rights located in Argentina.  The Company has not yet determined if any of these rights contain economic mineral reserves and, accordingly, the amounts shown for deferred exploration costs represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values.  The recovery of these amounts is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration of the rights, and upon the commencement of future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis.

In order to maintain future exploration expenditures and cover administrative costs, the Company will need to raise additional financing.  Although the Company has been successful in raising funds to date, there can be no assurance that the Company will be able to continue to raise funds in the future in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business the net realizable value of its assets may be materially less than the amounts recorded on the balance sheet.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  The differences between those principles and these that would be applied under U.S. generally accepted accounting principles (U.S. GAAP) are disclosed in note 9.

References to the Company are inclusive of the Canadian parent company and its wholly-owned Argentinean subsidiary.

#

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

Notes to the Consolidated Financial Statements

For the years ended June 30, 2005, 2004 and 2003

(stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES, (Continued)

Financial instruments

The Company’s financial instruments consist of current assets and current liabilities.  The fair value of these instruments approximate their carrying values due to their short-term nature.  Financial risk is the risk arising from fluctuations in foreign currency exchange rates.  The Company does not use derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

Cash equivalents

Cash equivalents consist of highly liquid investments with maturity dates of less than one year that are readily convertible into known amounts of cash.  Interest earned is recognized immediately in operations.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

Mineral rights

Mineral right acquisition costs and their related exploration costs are deferred until the rights are placed into production or disposed of. These costs will be amortized over the estimated useful life of the rights following the commencement of production, or written-off if the rights are disposed of.

Cost includes the cash consideration and the fair market value of shares issued on acquisition of mineral rights.  Rights acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  The proceeds from options granted are netted against the cost of the related mineral rights and any excess is applied to operations.

The Company reviews capitalized costs on its mineral rights on a periodic basis and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the rights or from the sale of the rights.  Management’s assessment of the right’s estimated current fair market value is also based upon a review of other similar mineral rights transactions that have occurred in the same geographic area as that of the rights under review.

Equipment and software

Equipment and software are recorded at cost. Amortization is provided for using the straight-line method at the following annual rates: Computer equipment – 30%; Computer software – 50%, Vehicles – 20%.

Share capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company’s shares on the TSX Venture Exchange.

Stock option plan

Effective July 1, 2003, the Company has early adopted the recommendation of the Canadian Institute of Chartered Accountants in accounting for employee stock option plans.  Options granted to employees and non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

#

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

Notes to the Consolidated Financial Statements

For the years ended June 30, 2005, 2004 and 2003

(stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES, (Continued)

Stock-based compensation

The Company records compensation expense for stock options granted at the time of their vesting using the fair value method.  The adoption of this accounting policy for stock-based compensation has been applied prospectively to all stock options granted subsequent to January 1, 2003, prior to which the Company followed the policy of disclosing on a pro-forma basis only the effect of accounting for stock options granted to employees and directors on a fair value basis.

The proceeds received by the Company on the exercise of options are credited to share capital.

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during the period.  Fully diluted loss per share amounts are not presented, as they are anti-dilutive.

Income taxes

The Company accounts for the tax consequences of future tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no asset is recognized.  The Company has taken a valuation allowance for the full amount of all potential net tax assets.

Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.

3.

ACQUISTION OF PORTAL DE ORO (B.V.I.) LTD.

On March 15, 2004 the Company acquired all of the outstanding shares of Portal de Oro (B.V.I.) Ltd. (“Portal BVI”) whereby the Company acquired 100% of the Arroyo Verde project in Argentina, owned by El Portal de Oro S.A, a wholly owned subsidiary of Portal BVI. Under the purchase agreement, the Company acquired Portal BVI for 2,000,000 common shares of the Company valued at $0.10 per share.  The Company incurred acquisition costs of $122,372. The acquisition has been accounted for using the purchase method.  The allocation of the purchase price is summarized as follows:

Purchase price:
Shares issued	$ 200,000
Acquisition costs	122,372
$ 322,372
Assets acquired:
Cash	$ 35
Mineral property	395,877
395,912
Liabilities assumed:
Current liabilities	(73,540)
Net assets acquired	$ 322,372

#

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

Notes to the Consolidated Financial Statements

For the years ended June 30, 2005, 2004 and 2003

(stated in Canadian dollars)

4.

EQUIPMENT AND SOFTWARE

	June 30,

	2005			2004	2003

	Cost	Accumulated amortization	Net book value	Net book value	Net book value
	$	$	$	$	$
Computer equipment	10,980	4,220	6,760	7,289	-
Computer software	17,796	5,038	12,758	883	-
Furniture & fixtures	1,701	170	1,531	-	-
Vehicles	23,244	2,324	20,920	-	-
	53,721	11,752	41,969	8,172	-

5.

MINERAL RIGHTS ON UNPROVEN PROPERTIES

The Company’s mineral properties are all located in Argentina.  A breakdown of carrying values by property and significant expenditure category is as follows:

	Arroyo Verde	San Rafael	Project Investigation	Total
Total as at June 30, 2003	$ -	$ -	$ -	$ -

Land acquisition & holding costs	399,079	63,018	4,989	467,086
Environmental	2,172	-	-	2,172
Geology	43,535	17,984	44,262	105,781
Surface geochemistry	2,894	-	3,300	6,194
Other	49	5,873	957	6,879
Total expenditures	447,729	86,875	53,508	588,112
Property write-offs	(49)	(5,873)	(6,157)	(12,079)
Total as at June 30, 2004	447,680	81,002	47,351	576,033

Land acquisition & holding costs	48,083	120,421	1,739	170,243
Environmental	-	11,830	-	11,830
Geology	307,124	64,159	14,434	385,717
Geophysics	175,255	-	-	175,255
Surface geochemistry	24,649	4,319	101	29,069
Drilling	196,036	-	-	196,036
Total expenditures	751,147	200,729	16,274	968,150

Total as at June 30, 2005	$ 1,198,827	$ 281,731	$ 63,625	$ 1,544,183

#

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

Notes to the Consolidated Financial Statements

For the years ended June 30, 2005, 2004 and 2003

(stated in Canadian dollars)

5.

MINERAL RIGHTS ON UNPROVEN PROPERTIES, (Continued)

Arroyo Verde

On November 27, 2003, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Chubut province of Argentina.  Under the terms of the agreement the Company’s payment requirements are as follows:

   US$

Within 60 days of reviewing technical data

$   1,000 (paid)

On signing of the agreement

$   4,000 (paid)

On or before June 1, 2004

$   5,000 (paid)

On or before December 1, 2004

$ 20,000 (paid)

On or before December 1, 2005

$ 40,000

On or before December 1, 2006

$ 60,000

On or before December 1, 2007

$ 80,000

On or before December 1, 2008 or upon receipt of a feasibility study, the Company must pay an advance royalty payment of US$1 for each ounce of gold equivalent in the measured and indicated resources with a minimum of US$100,000 and a maximum of US$250,000.  This advance royalty can be applied against subsequent royalty obligations.  The vendor retains a 2% net smelter royalty that the Company can purchase 1% of, at any time, for US$1,000,000.

San Rafael

The properties in the San Rafael project have been acquired through two separate option agreements.

San Pedro

On June 18, 2004, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Mendoza province of Argentina.  Under the terms of the agreement the Company’s payment requirements to exercise the option are as follows:

      US$

On signing of the agreement

$  30,000 (paid)

On or before June 18, 2005

$  20,000 (paid)

On or before June 18, 2006

$  30,000

On or before June 18, 2007

$  40,000

On or before June 18, 2008

$  50,000

On or before June 18, 2009

$  60,000

On or before June 18, 2010

$200,000

On or before June 18, 2011

$200,000

On or before June 18, 2012

$200,000

#

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

Notes to the Consolidated Financial Statements

For the years ended June 30, 2005, 2004 and 2003

(stated in Canadian dollars)

5.

MINERAL RIGHTS ON UNPROVEN PROPERTIES, (Continued)

Rio de la Plata

On June 18, 2004, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Mendoza province of Argentina.  Under the terms of the agreement the Company’s payment requirements to exercise the option are as follows:

      US$

On signing of the agreement

$  15,000 (paid)

On or before April 9, 2005

$  15,000 (paid)

On or before April 9, 2006

$  15,000

On or before April 9, 2007

$  50,000

On or before April 9, 2008

$  70,000

On or before April 9, 2009

$100,000

The Company is obligated to make the initial three annual payments of $15,000.  Should the Company wish to develop any of the four areas defined in the agreement, during the term of the option, it must pay the sum of US$50,000 for each area so designated.  The Company would then form a new 100% owned subsidiary to which the mining rights in that designated area would be transferred.  The new subsidiary would be subject to a 15% to 20% net profit interest to the owner.  The Company has the right to purchase 10% of the net profits interest at any time for the sum of US$1,000,000.

6.

SHARE CAPITAL

Authorized

100,000,000 Common Shares without par value

100,000,000 Preferred shares issuable in series

Issued

	Number	Price per share	Amount

Private placement	1,120,000	$ 0.09	$ 100,800
Public offering	1,200,000	0.18	216,000
Share issue costs	-		(71,052)
Balance – June 30, 2003	2,320,000		245,748

Private placement	1,000,000	0.15	150,000
Private placement	3,170,000	0.25	792,500
On exercise of options	30,000	0.18	5,400
On acquisition of Portal BVI	2,000,000	0.10	200,000
Share issue costs	-		(35,551)
Balance – June 30, 2004	8,520,000		1,358,097

Private placement –(i)	1,456,000	0.75	1,092,000
Private placement –(ii)	768,943	0.75	576,707
On exercise of options	54,000	0.19	10,420
Transfer upon exercise of options	-		1,341
Share issue costs	-		(69,104)
Balance – June 30, 2005	10,798,943		$ 2,969,104

#

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

Notes to the Consolidated Financial Statements

For the years ended June 30, 2005, 2004 and 2003

(stated in Canadian dollars)

6.

SHARE CAPITAL, (Continued)

(i)

On December 20, 2004, the Company completed a private placement of 1,456,000 units at $0.75 for gross proceeds of $1,092,000. Each unit consists of one common share and on-half share purchase warrant with each warrant entitling the holder to purchase one common share of the Company at $0.90 until December 20, 2005. Finder’s fees of $42,165 were paid on this placement.

(ii)

On May 5, 2005, the Company completed a private placement of 768,943 units at $0.75 for gross proceeds of $576,707. Each unit consists of one common share and on-half share purchase warrant with each warrant entitling the holder to purchase one common share of the Company at $0.90 until May 2, 2006. Finder’s fees of $14,063 were paid on this placement.

Escrowed Shares

A total of 3,690,000 common shares issued were placed in escrow and their release from escrow is subject to the terms of an agreement between the Company, its stock transfer agent and the beneficial owners of the escrowed shares.  These shares are to be released in stages within three years of the completion date of the Qualifying Transaction. On March 15, 2004, 369,000 of the escrowed shares were released, on September 15, 2004, 553,500 were released and on March 15, 2005 553,500 were released.  As at June 30, 2005, there are 2,214,000 common shares remaining in escrow.

Stock-based Compensation

The Company has a stock option plan (the “Stock Option Plan”) which provides for equity participation in the Company by its directors, officers, employees and consultants through the acquisition of common shares pursuant to the grant of options to purchase common shares.  The maximum aggregate number of common shares reserved and authorized to be issued pursuant to options granted under the Stock Option Plan is 1,284,600 common shares.

The exercise price for options granted under the Stock Option Plan is determined by committee upon grant provided the price is not less than the closing trading price on the day immediately preceding the date of grant, less any discounts permitted by the TSX Venture Exchange or such other stock exchanges on which the common shares are listed.  Options granted under the Stock Option Plan are subject to a minimum one year vesting schedule whereby 25% of each option will vest on each of the three month anniversaries of the date of grant, up to and including the end of the first year after such grant, or such other more restrictive vesting schedule as the administrator of the Stock Option Plan may determine.

Options are non-assignable and are exercisable for a period of up to five years from the date the option is granted, subject to earlier termination after certain events such as the optionee’s cessation of service to the Company or death.

The Company accounts for its grants in accordance with the fair value method of accounting for stock-based compensation.  For the year ended June 30, 2005, the Company recognized $103,026 (2004 - $78,808; 2003 - $nil) in stock-based compensation for employees, directors and consultants.

#

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

Notes to the Consolidated Financial Statements

For the years ended June 30, 2005, 2004 and 2003

(stated in Canadian dollars)

6.

SHARE CAPITAL, (Continued)

The fair value of the options has been calculated using the Black-Scholes option-pricing model, based on the following assumptions:

	June 30, 2005	June 30, 2004	June 30, 2003

Stock compensation	$ 103,026	$ 78,808	$ -

Risk-free interest rate	4%	4%	N/A
Expected stock price volatility	72%	76%	N/A
Expected option life in years	3 years	3 years	N/A
Expected dividend yield	Nil	Nil	N/A

Option pricing models require the input of highly subjective assumptions regarding the expected volatility and expected life.  Changes is assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options at the date of grant.

A summary of changes to stock options outstanding is as follows:

	June 30,
	2005		2004		2003
		Weighted- Average		Weighted- Average		Weighted-Average
	Number of shares	Exercise Price	Number of shares	Exercise Price	NumberOf shares	Exercise Price
Outstanding at beginning of year	960,000	$ 0.32	232,000	$ 0.18	232,000	$ 0.18
Granted under plan	347,000	$ 0.84	820,800	$ 0.34	-	-
Exercised	(54,000)	$ 0.19	(30,000)	$ 0.18	-	-
Forfeited or cancelled	(150,000)	$ 0.79	(62,800)	$ 0.18	-	-
Outstanding at end of period	1,103,000	$ 0.32	960,000	$ 0.32	232,000	$ 0.18

Options vested and exercisable at year-end	841,000	$ 0.29	344,400	$ 0.28	232,000	$ 0.18

#

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

Notes to the Consolidated Financial Statements

For the years ended June 30, 2005, 2004 and 2003

(stated in Canadian dollars)

6.

SHARE CAPITAL, (Continued)

On December 23, 2004, the Company granted to employees 70,000 share purchase options with an exercise price of $0.77.  These options have a term of five years and vest in equal amounts every three months for one year.  The fair value of the options was estimated as approximately $0.40 per option at grant date.

On April 14, 2005, the Company granted to employees 277,000 share purchase options with an exercise price of $0.86.  These options have a term of five years and vest in equal amounts every three months for one year.  The fair value of the options was estimated as approximately $0.42 per option at grant date.

Stock options outstanding as at June 30, 2005 are as follows:

Number	Exercise Price	Expiry Date
95,200	$ 0.18	May 28, 2006
660,800	$ 0.25	March 15, 2009
50,000	$ 0.75	June 18, 2009
70,000	$ 0.77	December 23, 2009
227,000	$ 0.86	April 14, 2010
1,103,000

Warrants outstanding as at June 30, 2005 are as follows:

Number	Exercise Price	Expiry Date
728,000	$ 0.90	December 20, 2005
384,471	$ 0.90	May 5, 2006
1,112,471

7.

RELATED PARTY TRANSACTIONS

Payments to related parties were made in the normal course of operations and were valued at fair value as determined by management.  Amounts due to or from related parties are unsecured, non-interest bearing and due on demand.

For the years ended June 30, 2005, 2004, 2003

The Company paid another public company related by certain common directors $63,828 (2004 - $20,750; 2003 - $3,600) for the shared rent of office space and services and as at June 30, 2005 owes this company an aggregate of $5,423 (2004 - $18,504; 2003 - $nil).

The Company paid or accrued to pay a private company with a director in common with the Company an aggregate of $6,382 (2004 - $4,759; 2003 - $1,775) for fees and expense reimbursements and during 2004 paid $5,350 for deferred acquisition costs.  As at June 30, 2005 owes this company an aggregate of $803 (2004 - $nil; 2003 - $11).

As at June 30, 2005 the Company owes certain directors an aggregate of $5,108 (2004 - $13,386; 2003 - $238) for expense reimbursements.

#

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

Notes to the Consolidated Financial Statements

For the years ended June 30, 2005, 2004 and 2003

(stated in Canadian dollars)

8.

INCOME TAXES

The Company follows the liability method based on the accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants.  Under the liability method future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using tax rates anticipated to apply in the periods when the differences between the carrying amounts and tax values are expected to reverse.  Future income tax assets can also result for unused loss carry-forwards and other deductions.  The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

A reconciliation of income taxes at statutory rates with reported taxes is as follow:

	2005	2004	2003
Loss before income taxes	$ (735,538)	$ (225,304)	$ (48,558)

Expected income taxes (recovery)	$ (261,998)	$ (84,759)	$ (19,229)
Non-deductible (deductible) expenses for tax purposes	25,054	(7,923)	(5,627)
Unrecognized benefit on non-capital losses	236,944	92,682	24,856
Total income taxes (recovery)	$ -	$ -	$ -

The significant components of the Company’s future income tax assets for Canadian purposes are as follows:

	2005	2004	2003
Future income tax assets
Non-capital loss carryforwards	$ 307,218	$ 372,917	$ 126,552
Share issue costs	27,290	42,652	28,422
Equipment	10,855	1,851	-
Future income tax assets before valuation allowance	345,363	417,420	154,974
Less: valuation allowance	(345,363)	(417,420)	(154,974)
Net future income tax assets	$ -	$ -	$ -

The Company has incurred losses for Canadian income tax purposes of approximately $862,488, which can be carried forward to reduce taxable income in future years:  These losses will expire as follows:

2007	$ 37,865
2008	25,919
2009	62,768
2010	160,595
2011	575,341
$ 862,488

In addition, the Company has non-capital loss carry forwards and related resource property expenditures that are available to reduce income in future years in Argentina.  The benefits of these future tax assets have not been recorded in the accounts of the Company.

#

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

Notes to the Consolidated Financial Statements

For the years ended June 30, 2005, 2004 and 2003

(stated in Canadian dollars)

9.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP for junior mining exploration companies, mineral exploration expenditures are deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral right costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production. The following items (a) to (g) provide a summary of the impact of these financial statements that would result form the application of U.S. accounting principles to deferred mineral rights.

	Years ended
	June 30,
	2005	2004	2003
	$	$	$
a) Assets
Deferred Mineral Rights Costs
Deferred mineral rights costs following Canadian GAAP:	1,544,183	576,033	-
Less deferred mineral rights costs	(1,544,183)	(576,033)	-
Deferred mineral rights costs following U.S. GAAP	-	-	-

b) Operations
Net loss following Canadian GAAP	(735,538)	(225,304)	(48,558)
Deferred mineral rights costs expensed under U.S. GAAP	(968,150)	(576,033)	-

Net loss under U.S. GAAP	(1,703,688)	(801,337)	(48,558)

c) Deficit
Closing deficit under Canadian GAAP	(1,044,764)	(309,226)	(83,922)
Adjustment to deficit for accumulated deferred mineral rights
expensed under U.S. GAAP, net of income items	(1,544,183)	(576,033)	-

Closing deficit under U.S. GAAP	(2,588,947)	(885,259)	(83,922)

d) Cash Flows – Operating Activities
Cash applied to operations under Canadian GAAP	(456,834)	(153,670)	(48,893)
Add net loss following Canadian GAAP	735,538	225,304	48,558
Add non cash mineral rights expensed under U.S. GAAP	-	273,540	-
Less net loss following U.S. GAAP	(1,703,688)	(801,337)	(48,558)
Less mineral rights costs expensed under Canadian GAAP	-	(12,079)	-

Cash applied to operations under U.S. GAAP	(1,424,984)	(468,242)	(48,893)

e) Cash Flows – Investing Activities
Cash applied under Canadian GAAP	(1,012,118)	(324,325)	-
Add mineral right costs expensed under U.S. GAAP	968,150	314,572	-
Cash applied under U.S. GAAP	(43,968)	(9,753)	-

#

 PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

Notes to the Consolidated Financial Statements

For the years ended June 30, 2005, 2004 and 2003

(stated in Canadian dollars)

9.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

f)

Stockholders’ Equity

Common Stock

Under U.S. GAAP applied to the financial statements of the Company, compensation expense and related assumptions must be disclosed for all stock options granted, requiring the Company to utilize either the intrinsic value method or the fair-value based methods of accounting for stock-based compensation.  Under Canadian GAAP, no such expense or related disclosures were required to be recognized prior to 2002.

No stock options were issued or vested during 2002, therefore the Company’s accounting treatment and related disclosures for 2002 were materially congruent with the approach followed under APB 25.  In 2003 however, the Company, if required to report under U.S. GAAP, would have elected to apply the provisions of SFAS 123 and to account for all options issued to employees and consultants utilizing the fair-value based method.  This approach would have been consistent with new Canadian GAAP standards applied in 2003.  As a further similarity, both U.S. and Canadian standards for recording stock-based compensation permit the Company to adopt a fair value methodology on a prospective basis, which the Company has adopted.

g)

Loss per Share

Under Canadian GAAP, shares held in escrow and contingently issuable are included in the calculation of loss per share, however under U.S. GAAP, these shares are excluded until the shares are released for trading.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations.  Diluted loss per share is not presented as it is anti-dilutive.

	Years ended
	June 30,
	2005	2004	2003
	$	$	$

Numerator: Net loss for the year under U.S. GAAP	(1,703,688)	(801,337)	(48,558)
Denominator: Weighted-average number of shares under
Canadian and U.S. GAAP	9,445,368	4,386,667	2,320,000
Adjustment required under U.S. GAAP (escrow shares)	-	(720,000)	(1,120,000)

Weighted-average number of shares under U.S. GAAP	9,445,368	3,666,667	1,200,000

Basic and fully diluted loss per share under U. S. GAAP	$ (0.18)	$ (0.22)	$ (0.04)

#

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

Notes to the Consolidated Financial Statements

For the years ended June 30, 2005, 2004 and 2003

(stated in Canadian dollars)

10.

SUBSEQUENT EVENTS

On August 17, 2005, the Company entered into an agreement with Coal Harbor Communications Inc.  (“Coal Harbor”) for investor relations and marketing services.  Under the terms of the agreement, Coal Harbor will receive a fee of $5,000 per month for a one-year term and 50,000 stock options of the Company.  On August 26, 2005, the Company issued the 50,000 stock options at an exercise price of $0.70.  These options have a term of one year and vest is equal amounts every three months for one year.

On September 14, 2005, 75,000 share purchase options were exercised for gross proceeds of $15,502.

On September 15, 2005, the Company granted an employee 30,000 share purchase options with an exercise price of $0.64.  These options have a term of five years and vest is equal amounts every three months for one year.

On September 15, 2005, 553,500 share were released from escrow.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

Registrant

Dated: December 23, 2005	Signed: /s/ Bruce Winfield
Bruce Winfield, President, CEO and Director

#