Form 20-F
period 2006-06-30
Portal Resources Ltd.
filed 2007-01-04
CIK 1326910

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[     ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2006

OR

[     ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

[     ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

Portal Resources Ltd.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 750 – 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6

 (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.                                           20,888,039 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___     No   xxx

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes XXX   No ___

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes XXX   No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   Accelerated filer   Non-accelerated filer  xxx

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 xxx   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___    No  XXX  N/A  ___

Index to Exhibits on Page 78

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

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1

Company Officers and Directors

Name	Position	Business Address
Bruce Winfield	President, CEO and Director	Suite 750 – 625 Howe Street Vancouver, B.C. V6C 2T6
Christine West	Chief Financial Officer and Corporate Secretary	Suite 750 – 625 Howe Street Vancouver, B.C. V6C 2T6
Gary Nordin	Vice President, Exploration and Director	Suite 750 – 625 Howe Street Vancouver, B.C. V6C 2T6
Mark T. Brown	Director	325 Howe Street Suite 410 Vancouver, B.C. V6C 1Z7
David N. Hottman	Chairman & Director	Suite 750 – 625 Howe Street Vancouver, B.C. V6C 2T6
Frank Wheatley	Director	5168 Redonda Drive North Vancouver, B.C. V7R 3K3

The Company’s auditor is Devisser Gray, Chartered Accountants, 401 – 995 West Pender Street, Vancouver, British Columbia, Canada, V6C 1L6. Devisser Gray has been auditor of the Company since inception.

A.B. Korelin & Associates, 108 S.E. 124th Ave, Vancouver, WA 98684, has provided assistance to management with the preparation and filing of this 20-F Annual Report.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

As used within this Annual Report, the terms “Portal”, “Gateway”, “the Company”, “Issuer” and “Registrant” refer collectively to Portal Resources Ltd., its predecessors, subsidiaries and affiliates.

SELECTED FINANCIAL DATA

The selected financial data of the Company for the Years Ended June 30, 2006, 2005, and 2004 were derived from the financial statements of the Company which have been audited by Devisser Gray, Chartered Accountants, as indicated in its audit reports which are included elsewhere in this Annual Report. The financial data for the years ended June 30, 2003 and June 30, 2002 has also been derived from the financial statements of the Company as audited by Devisser Gray, although the financial statements and audit report are not included in this Annual Report.

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

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	6/30/06	6/30/05	6/30/04	6/30/03	6/30/02

Revenue	$0	$0	$0	$0	$0
Interest Income	$33	$3	$3	$3	$5
Net Income (Loss)	($1,094)	($735)	($225)	($48)	($11)
Net Income (Loss) Per Share	($0.08)	($0.08)	($0.05)	($0.02)	($0.00)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	13,868	9,445	4,386	2,320	2,320
Working Capital	$4,700	$519	$543	$161	$210
Mineral Properties	$2,602	$1,544	$576	$0	$0
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$7,338	$2,105	$1,127	$161	$210
Total Assets	$7,726	$2,347	$1,203	$166	$215
US GAAP Net Loss	($2,153)	($1,703)	($801)	($48)	($11)
US GAAP Loss Per Share	($0.16)	($0.18)	($0.22)	($0.04)	($0.01)
US GAAP Wtg. Avg. Shares	13,868	9,445	3,666	1,200	1,200
US GAAP Equity	$4,735	$561	$551	$161	$210
US GAAP Total Assets	$5,123	$803	$627	$166	$215
US GAAP Mineral Properties	$0	$0	$0	$0	$0

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

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 3

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/05	$1.21	$1.27	$1.16	$1.17
Year Ended 12/31/04	$1.28	$1.40	$1.19	$1.20
Year Ended 12/31/03	$1.39	$1.58	$1.29	$1.29
Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59

Three Months Ended 9/30/06	$1.12	$1.14	$1.11	$1.12
Three Months Ended 6/30/06	$1.11	$1.17	$1.10	$1.12
Three Months Ended 3/31/06	$1.15	$1.17	$1.13	$1.17
Three Months Ended 12/30/05	$1.17	$1.20	$1.15	$1.17
Three Months Ended 9/30/05	$1.19	$1.24	$1.16	$1.16
Three Months Ended 6/30/05	$1.25	$1.27	$1.21	$1.23
Three Months Ended 3/31/05	$1.23	$1.26	$1.20	$1.21
Three Months Ended 12/31/04	$1.22	$1.24	$1.19	$1.20
Three Months Ended 9/30/04	$1.30	$1.34	$1.26	$1.26
Three Months Ended 6/30/04	$1.36	$1.40	$1.31	$1.34
Three Months Ended 3/31/04	$1.33	$1.35	$1.27	$1.31
Three Months Ended 12/31/03	$1.30	$1.35	$1.29	$1.29

November 2006		$1.15	$1.13	$1.14
October 2006		$1.14	$1.12	$1.12
September 2006		$1.13	$1.11	$1.12
August 2006		$1.13	$1.11	$1.11
July 2006		$1.14	$1.11	$1.13
June 2006		$1.12	$1.10	$1.12

The exchange rate was $1.14 on November 30, 2006.

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

Risks Associated with Mineral Exploration

The Company is Involved in the Resource Industry which is Highly Speculative and has Certain Inherent Exploration Risks which Could have a Negative Effect on the Company

Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

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

The Company’s Mineral Exploration Operations are in Argentina Whose Economy has a Historic Lack of Stability and High Inflation and Which Could Have a Negative Effect on the Company’s Operations and Valuation

All of the Company’s mineral exploration properties are located in Argentina whose economy has recently suffered problems including high inflation and unemployment rates, large external debt, budget deficits, and negative growth rates. The lack of a stable economic climate could have a negative effect on the Company’s operations and could lead to the Company being unable to exploit, or losing outright, its properties. This would have a negative effect on the Company’s valuation.

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

The Company is Subject to Substantial Environmental Requirements

In connection with its operations and properties, the Company is subject to extensive and changing environmental legislation, regulation and actions. These regulations carry additional responsibilities for the Company as well as its Officers, Directors and Employees. Mineral companies active in Argentina are subject to both the Argentinean Mineral Code and the Environmental Protection Mining Code, as well as mining and environmental legislation which may be enacted on a Argentinean Provincial level.

The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted.  The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. The recent trend includes, without limitation, laws and regulations relating to air and water quality, spills, releases and emissions, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. The Argentine Provinces of Chubut and Mendoza have also recently enacted laws intended to restrict certain types of mining operations. These regulations may require obtaining permits or other authorizations for certain activities, or may prohibit certain types of mining altogether. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business, or may cause material changes or delays in the Company’s intended activities.

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

Risks Relating to an Investment in the Securities of the Company

The Market for the Company’s Stock has Been Subject to Volume and Price Volatility which Could Negatively Effect a Shareholder’s Ability to Buy or Sell the Company’s Shares

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (ie. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the price of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

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

Facsimile: (604) 629-1930

E-Mail: info@portalresources.net

Website: www.portalresources.net

The Contact person in Vancouver is Bruce Winfield, President and CEO.

The Company currently pays for its executive office space and administrative services under an Agreement with Nevada Pacific Gold Ltd. (“Nevada Pacific”) dated May 25, 2004. Nevada Pacific pays for all costs associated with the staffing, supplying and operation of the office, while Portal agrees to pay a portion of the costs. A copy of the agreement was previously filed with Portal’s 20-F Registration Statement.

The Company's fiscal year ends June 30th.

The Company's common shares trade on the TSX Venture Exchange under the symbol "PDO".

The authorized share capital of the Company consists of 100,000,000 common shares and 100,000,000 preferred shares. As of June 30, 2006, the end of the most recent fiscal year, there were 20,888,039 common shares and no preferred shares issued and outstanding.

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

History and Development of the Business

The Company was originally incorporated as a Capital Pool Company (“CPC”) under the policies of the TSX Venture Exchange. On September 18, 2002, the Company entered into a Letter of Intent to acquire Foodterminal.com, a private Canadian company, in exchange for 7,741,000 common shares at a deemed price of $0.50 cents per share. The acquisition would represent the Company’s Qualifying Transaction under TSX Venture Exchange Policy 2.4. Foodterminal.com was a grower of sprouts and distributor of food products. On February 28, 2003, the Company’s directors determined that the acquisition of Foodterminal.com would not proceed due to regulatory hurdles and that the shareholders would be better served by seeking to acquire a different project. Therefore, the pending acquisition was terminated and non-refundable deposit advanced to Foodterminal.com of $25,000 was written-off.

On March 15, 2004, the Company completed the acquisition of all the outstanding shares of Portal de Oro (B.V.I.) Ltd. as its qualifying transaction under the policies of the TSX Venture Exchange. Portal de Oro (B.V.I.) Ltd. had an option to earn a 100% interest in the Arroyo Verde gold exploration project located in Argentina through its 100% owned subsidiary, El Portal de Oro, S.A. Consideration for the acquisition of Portal de Oro (B.V.I.) Ltd. was 2,000,000 common shares of the Company at a deemed value of $0.10 per share. Since the acquisition, the Company has been primarily focused on exploration in the Arroyo Verde, San Rafael and Anchoris areas. The Company has increased the size of the Arroyo Verde property to approximately 40,000 hectares through: application for an additional three cateos totaling approximately 22,000 hectares in December 2004; and acquisition in July 2004 of approximately 18,000 hectares of mineral exploration property in Chubut and Rio Negro provinces through application for four separate cateos.

In July 2004, the Company acquired an option to acquire a 100% interest in the San Rafael project located in Mendoza Province, Argentina. The option consists of two separate agreements. Under the first, the Company can acquire a 100% interest in mineral exploration concessions totaling 133,996 hectares by making cash payments of US$15,000 in each of the first three years, with an extension of up to three years for additional yearly payments totaling US$265,000. The Company can exercise its right to acquire a 100% interest in any of up to four project areas by paying US$50,000 for each area that it many elect to designate. The acquisition is subject to a 15-20% Net Profits Interest (“NPI”) of which the Company can purchase 10% at any time for US$1.0 million. Under the second agreement, Portal may acquire a 100% interest in concessions totaling 47,357 hectares by making payments of US$830,000 over 7 years.

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

The Economy of Argentina:

The Argentine economy is based primarily on the production of agricultural products and the raising of livestock, but manufacturing and mining industries have shown marked growth in recent decades. Argentina is one of the world's leading cattle and grain producing regions; the country's main manufacturing enterprises are meat-packing and flour-milling plants.

Currency:

The nuevo peso argentino (now Argentine peso, equal to 10,000 australs) was introduced in January 1992, at an exchange rate of 1 peso = U.S.$1. The peg to the dollar was abandoned in February 2002 and the currency is allowed to float. The exchange rate as of November 30, 2006 was approximately 3.0 pesos/US dollar.

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

Arroyo Verde Project Location Map

Rio Negro
RP-23
Valcheta
San Antonio Oeste
RN-3
Los Menucos
Mina Gonzalito (Ag-Pb-Zn)
Golfo San Matias
Maquinchao
Arroyo Salado
Sierra Grande
Sierra Grande (Fe)
Cona Niyeu
Arroyo Verde
Puerto Lobos
RIO NEGRO Province
CHUBUT Province
Telsen
Peninsula Valdes
Gan Gan
RP-4
Puerto Madryn
ARROYO VERDE PROJECT
Atlantic Ocean
Trelew
Rawson
RN-25
RN-3
KILOMETRES
0 25 50 75 100
CHILE
Santiago
BUENOS AIRES
LA PAMPA
Buenos Aires
Mar del Plata
RIO NEGRO
CHUBUT
Rawson
SANTA CRUZ
Puerto Deseado
Puerto Santa Cruz
ARROYO VERDE PROJECT
Argentina
KILOMETRES
0 500

Arroyo Verde Project Mineral Rights

ARROYO VERDE PROJECT
Land Status-Dec 2006
Rio Negro
Chubut
Cateo 29160-M-04
Marifil III
14402/04
Marifil II
13813/02
Arroyo Verde
13814/02
Marifil I
13419/99
Cateo 14148/03
El Porvenir
13760/01
Cateo 14403/04
Cateo 14356/04
El Refugio
13905/02
3540000
3545000
3550000
3555000
3560000
3565000
5360000
5355000
5350000
5345000
5340000
5335000
5330000
5325000

How Acquired

The Company acquired the option to acquire a 100% interest in the project through its acquisition of 100% of Portal de Oro (B.V.I.) Ltd. on March 15, 2004. Portal de Oro (B.V.I.) Ltd. originally acquired the option through its wholly owned Argentinean subsidiary, El Portal de Oro, S.A. Under an agreement with the concession owner Ruben Davicino, an Argentine national, Portal acquired the mining rights to the Property.

The current land status of the property is given in the following table.

Name	File Number	Province	Hectares	Type

Marifil I	13419/99	Chubut	1,200	MD
El Porvenir	13760/01	Chubut	3,000	MD
Marifil II	13813/02	Chubut	1,369	MD
Arroyo Verde	13814/02	Chubut	2,809	MD
El Refugio	13905/02	Chubut	2,098	MD
Marifil III	14402/04	Chubut	87	MD
Cateo Central	14148/03	Chubut	9,124	Cateo
Cateo S	14356/04	Chubut	10,000	Cateo
Cateo W	14403/04	Chubut	6,986	Cateo
Cateo Arroyo Verde N	29160-M-04	Rio Negro	5,111	Cateo
		Total	41,784

All the concessions are currently in good standing and subject to only the normal maintenance requirements under the Argentine Mining Law.

Under the agreement between Portal and Ruben Davicino (the “Vendor”), the Company can earn a 100% interest, subject to a 2% NSR, in the project by paying the Vendor US$210,000 over the following schedule:

Milestone	Due Date of Payment	Amount

Within 60 days of the signing of a letter of intent	October 18, 2003	US$1,000 (Paid)
On Signing of a Formal Agreement	November 28, 2003	US$4,000 (Paid)
6 months from signing of Formal Agreement	May 1, 2004	US$5,000 (Paid)
12 months from signing of Formal Agreement	December 1, 2004	US$20,000 (Paid)
24 months from signing of Formal Agreement	December 1, 2005	US$40,000 (Paid)
36 months from signing of Formal Agreement	December 1, 2006	US$60,000 (Paid)
48 months from signing of Formal Agreement	December 1, 2007	US$80,000

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

Location and Access

The property is approximately 40,000 hectares in size, and is located on undeveloped ranch land in the northeast corner of Chubut Province, Argentina, along the border between Rio Negro and Chubut Provinces. It is 50 kilometers south of the town of Sierra Grande, 85 kilometers north of the port city of Puerto Madryn and 155 kilometers north of the city of Trelew which has regularly scheduled air transport. Access to the property is via paved highway Ruta Nacional 3 which passes 3 kilometers to the west of the project area. From the highway, a double-track road provides access to the project. Access within the project is easily provided by 4X4 vehicle using a network of existing drill roads, while clearing new roads is easily accomplished with a light bulldozer.

The area is a semi-arid near coastal terrain with the Atlantic Ocean approximately 25 kilometers east of the property. The elevation of the concession is between 125 and 200 meters above sea level. The terrain is mostly relatively flat and gently rolling ranch land, although the project is cut by cliffs, box canyons, arroyos and slopes with talus cover. Exploration can be conducted year-round, with rare freezing temperatures occurring in winter and hot summers. There is very little population in the area, with the closest being a sheep station approximately 4 kilometers away, and a police post approximately 7 kilometers away at the crossing point of the Rio Negro-Chubut provincial border on the coastal highway.

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

Basement and Cretaceous cover do not occur within the property area. Gravel cover, semi-consolidated and occasionally cemented, forms an alluvial fan deposit. Gold and silver mineralization occurs in felsic volcanics, which occasionally outcrop or occur as slope debris however, sediments, vegetation and soil cover hide most of the bedrock except in the elevated areas. In the lower lying areas of the property, alluvial gravels almost completely hide the bedrock with rare rhyolite domes and uplifted fault blocks. This gravel cover is known to be up to 40 meters thick in places.

Gold and silver is hosted in low sulphidation vein and stockwork type mineralization within a series of rhyolite domes in the northern portion of the property.  Molybdenum-copper-lead-zinc occurs as volcanic and sediment hosted porphyry style mineralization in the Refugio-Porvenir area in the southern portion of the property.

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

Exploration by the Company

In April 2004, the Company commenced exploration on the property. Work included mapping, sampling and geophysics to focus on the potential of the known mineralized structures as well as the surrounding areas for additional domes and mineralized structures. The program included detailed mapping and sampling of the previously identified epithermal veins within the exposed Arroyo Verde rhyolite dome complex and trenching of extensions under shallow cover. It also included 88 line kilometers of IP and resistivity surveys in a 10 square kilometer area peripheral to the main dome complex to identify blind vein systems or adjacent rhyolite domes occurring below the gravel cover. Additional lines extended coverage over an apparent structural corridor extending 15 kilometers to the southwest to the Refugio-Porvenir area and the previously identified volcanic-sediment hosted molybdenum-copper-lead-zinc mineralization.

The survey outlined possible extensions under shallow cover to the known Arroyo Verde rhyolite dome complex, 2.5 kilometers to the south and 2.0 kilometers to the north. The survey identified four east-west trending resistivity high anomalies over strike lengths of 1,600 to 2,600 meters. These anomalies parallel the vein mineralization in the Principal and Northwest vein zones and may be blind vein structures. The survey also identified a second potential rhyolite dome, the Porvenir Dome, with associated resistivity high anomalies 5 kilometers to the south of the Arroyo Verde dome complex in an area of shallow gravel cover. The lines run from the known Arroyo Verde rhyolite dome area to the Refugio-Porvenir volcanic-sediment hosted mineralization to the south outlined the large chargeability Refugio-Porvenir anomaly, along a 6 kilometer strike length.

Follow-up exploration in late 2004/early 2005 outlined a total of 6 veins within the Arroyo Verde rhyolite dome area. These included 3 veins in the Northwest Vein area known as “A”, “B”, and “C” veins. The area is characterized by wispy vein and vein stockworks surrounded by hematite and silica alteration, and was interpreted to be the top of an epithermal vein system.

In March 2005, the Company initiated a new phase of exploration within the Main Dome vein system and Refugio-Porvenir stockwork areas. This phase included an Induced Polarization Resistivity geophysical program consisting of 32.5 line kilometers of Pole-Dipole survey and 56.5 line kilometers of Gradient Array survey to identify drill targets. The survey also included additional mapping, trenching, and sampling of the known vein occurrences. This work was followed by a 4000 meter drill program of both reverse circulation (“RC”) and diamond drilling in the Main Dome vein system area.

A total of seven holes were completed on the Principal vein, and outlined two “shots” of gold-silver mineralization. The western mineralized shoot is defined along a 350 meter strike and is open to the west and to depth. The eastern mineralized shoot has been outlined along a 200 meter strike length and is open to the east and to depth. The following is a summary of the drill holes on the Principal Vein:

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
D
U

VEIN INTERCEPTS

| HOLE | Au g/t | Ag g/t | Width metres |
|---|---|---|---|
| RCH 3 | 7.53 | 279.0 | 2.0 |
| PO 36 | 14.12 | 499.0 | 1.0 |
| PO 37 | 5.1 | 151.0 | 3.0 |
| PO 38 | 4.84 | 202.0 | 4.0 |
| RCH 1 | 5.21 | 173.0 | 3.0 |
| PO 39 | 39.79 | 2727.0 | 1.9 |
| PO 40 | 4.0 | 17.0 | 0.8 |
| RCH 6 | 4.01 | 35.5 | 2.0 |
| RCH 5 | 17.8 | 89.0 | 1.0 |
| PO 41 | 7.03 | 50.0 | 2.0 |
| PO 48 | 5.52 | 7.5 | 4.0 |
| | 7.26 | 2.25 | 2.0 |

Blind Vein Area – 2 drill holes tested a 1 kilometer long linear resistivity high-chargeability high anomaly located 100 meters south of the Principal Vein. One previous drill hole RCH-13 intersected a four meter wide epithermal vein on the eastern end of the anomaly grading 1.5-3 grams per tonne gold and 10-30 grams per tonne silver. The new holes, one drilled beneath hole RCH-13 and one a step out 70 meters to the west (holes PO51 and PO52 respectively), intersected the vein structure but with only low gold values.

Northwest Vein Area - Four holes PO42, 43, 44 and 45 drilled on the Northwest Vein intersected the mapped “A”, “B”, and “C” veins and returned only low grade gold and silver values.

South Dome Area - 3 of 10 planned holes have been drilled to test the large 1 kilometer by 2 kilometer resistivity high-chargeability high anomaly. The anomaly consists of two large anomalous zones 500 meters in width and 2,000 meters in length elongate east-west located 500 meters south of the Principal Vein. This anomaly is orders of magnitude larger than the geophysical anomalies surrounding the Principal, Northwest and Blind vein areas. Holes PO46, PO47 and PO49 were drilled to depths of 170-220 meters on Section Line 4125 E at a 250-300 meter spacing. The holes intersected highly silicified and altered rhyolite and metavolcanic rocks cut by porphyry dykes. Two veins were intersected with low gold values.  Hole PO49 intersected a highly altered rhyolite dome with a quartz vein stockwork at the bottom of the hole. Follow up drilling is planned to test this rhyolite dome along strike to the north and the east and west.

Refugio-Porvenir Porphyry/Breccia Area – is a 2 kilometer by 4 kilometer chargeability high-resistivity low geophysical anomaly outlined at a depth of 100 meters below a rhyolite ignimbrite unit. A weak quartz stockwork and quartz veins with disseminated sulphides anomalous in lead, barite, silver and molybdenum are present in the overlying ignimbrite and surrounding sandstones. The geophysical anomaly with surrounding stockwork and veins anomalous in barite, lead silver, and molybdenum may be indicative of either a covered breccia–disseminated sulphide system or a disseminated porphyry system.

Current and Anticipated Exploration

In 2006, a Phase II combined reverse circulation-diamond drill program at Arroyo Verde was initiated to follow up the successful results from the calendar 2005 exploration program. The program was designed to: test the Principal Vein 100 to 125 meters vertically below the 2005 drill intersections; follow up on the initial three holes drilled in the strong high resistivity-high chargeability geophysical South Dome Anomaly; and to test the large 3 kilometer by 4 kilometer Refugio-Porvenir high chargeability geophysical anomaly.

The program commenced in March 2006 with the drilling of two reverse circulation (RC) holes at Refugio-Porvenir. Holes PO-53 and PO-54 were drilled in the center of the large high chargeability geophysical Induced Polarization (IP) anomaly on 380 meter separation and to depths of 320 and 306 meters, respectively. Hole PO-53 was anomalous in zinc and molybdenite in the lower intrusive unit with zinc ranging from 0.05 to 1.0% from 170-320 meters and molybdenite from 300-320 meters averaging 0.015%. Hole PO-54 was strongly anomalous in zinc and molybdenite in the lower intrusive unit averaging 0.22 % zinc and 0.029 % molybdenite and minor copper from 214-306 meters (92 meter intersection). The last four meters of the drill hole averaged 0.34% zinc, 0.27% lead and 0.045% molybdenite from 302-306 meters. This large altered mineralized system, intersected in both drill holes is interpreted as indicating a porphyry style system. The strong zinc and molybdenite mineralization is indicative of the outer margin of a porphyry copper-molybdenum system.

In July, the Company resumed drilling on the Refugio-Porvenir target to follow-up the results of PO-53 and PO-54. Four reverse circulation drill holes averaging 400 meters in depth were drilled on 750 to 1500 meter step outs north, east and west from hole PO-54.  Holes PO-90 and PO-91 drilled 750 meters and 1500 meters north respectively of PO-54 were the best mineralized intersecting galena-sphalerite-pyrite and chalcopyrite as disseminations and veinlets from surface to a depth of 400 meters with a total sulphide content ranging from 1-5%.  Values were strongly anomalous in holes PO-90 and PO-91 averaging respectively: molybdenum 0.0175% from 55 to 313 meters (256 meters) and 0.0196% from 74 to 297 meters (223 meters); lead 0.0363% from 1 to 400 meters (399 meters) and 0.0892% from 19 to 379 meters (360 meters); and zinc 0.0783% from 137 to 400 meters (263 meters) and 0.0892% from 19 to 379 meters (360 meters). Mineralization appears to increase in the northernmost hole PO-91 and is open to the north to the outer rim of the porphyry system, an estimated distance of 1500 meters, as defined by a geophysical IP anomaly with strong chargeability. Sulphide and magnetite mineralization as disseminations and veinlets also appears to increase with depth as well as intensity of silicification.

In November, the Company mobilized a diamond drill to the Refugio-Porvenir target to deepen RC drill hole PO-54 from a depth of 306 meters to a new depth of 760.6 meters. This drilling was intended to test the mineralization at depth, as the original PO-54 hole ended in 11 meters of mineralization grading 0.0512% molybdenum. This deepened hole intersected two sections of molybdenum mineralization, with assays of 284 to 460 meters (176 meters) grading 0.031% molybdenum and from 655 to 711.15 meters (54.5 meters) grading 0.0324% molybdenum.

After the completion of the first two holes at Refugio-Porvenir, the RC drill was moved 8 kilometers north to test the South Dome geophysical anomaly. The South Dome target was drill tested with 34 RC holes totaling 4,659 meters spaced in four north-south fences of shallow reverse circulation holes which defined an altered and weakly mineralized rhyolite dome with epithermal veins but with only low silver, lead and zinc values.

In September 2006, a rig capable of drilling both reverse circulation and diamond drill holes was mobilized to drill a series of holes to intersect the Principal Vein 100 to 125 meters below the previous deepest intersections along a strike length of 700 meters.  A total of 2822 meters in 12 holes was drilled with all holes intersecting zones of quartz veining, stockworks, hydrothermal and crackle breccias with disseminated fine grained sulphides. Particularly in the western 400 meter portion of the vein system, well developed vein intersections indicate that the vein system is open to depth. Additional potential is also indicated by the discovery of new secondary veins in the hanging wall of the Principal Vein. Final compilation and interpretation is still pending receipt of all assays.

Planned Exploration and Budget 2007

Based on the successful results of the 2006 program, Portal is planning on carrying out an exploration program in 2007 to further extend the mineralization defined to date at both the Principal Vein and the Refugio-Porvenir targets.

At Refugio-Porvenir, the program in 2006 defined an extensive mineralized molybdenum-copper bearing porphyry system associated with a large 4 kilometer by 5 kilometer high chargeability IP anomaly. From mapping, as well as geochemical and geophysical surveys, the porphyry system appears to be open to the south for at least a further 3 kilometers. Three additional 5 kilometer long pole/dipole IP Resistivity lines totaling 15 kilometers are planned in to detail the southern portion of the IP anomaly prior to drilling. Contingent on results of the IP survey, a drill program of four combined RC and diamond drill holes 400 meters deep is planned to further define this strong molybdenum-copper porphyry system.

Although dependent on receipt of all assay results and final interpretation, additional RC and diamond drilling is planed to further explore both the Principal Vein below the drilling to date as well as follow up on the hanging wall veins discovered in the 2006 drill program. A total of four holes totaling 1600 meters is anticipated to be carried out in the first half of 2007. Contingent on results form the initial four holes, an additional 8 holes totaling 3200 meters is planned to trace the mineralized vein both down dip as well as along strike.

Budget for the Arroyo Verde exploration program for 2007 is estimated to be US$930,000 allocated as follows:

US$

Geophysical IP survey 15 kilometers @ US$1250/km

18,750

Phase I Drilling

RC drilling 1600 meters @ US$120/meter

192,000

Diamond/RC drilling 1600 meters @ US$150/meter

240,000

Phase II Drilling

Diamond/RC drilling 3200 meters @ US$150/meter

480,000

Total

930,000

Portal’s planned exploration programs involve work such as surface mapping, sampling, geophysics, trenching and drilling. To carry out this type of work program requires filing and approval of an exploration level environmental permit with the provincial authorities which must be updated and reapproved at a minimum of every two years. No bonds or guaranties are required to be posted by the company. Cost of obtaining the permits is variable but usually is not material as it does not exceed US$10,000 for the level of work programs that Portal is planning to carry out. As the costs for reclamation are not a material item for the type of exploration work anticipated, their cost is included in the general program budget. For the Arroyo Verde project the Company presently has an updated environmental permit which was granted in late 2006 to cover the planned exploration program in 2007.

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

Under the first agreement, known as the San Pedro Agreement, the Company can earn a 100% interest in a series of mining rights by making cash payments totaling US$830,000 over 7 years under the following schedule:

Due Date of Payment	Amount ($US)

On signing of agreement	$ 30,000 (Paid)
On or before June 18, 2005	$ 20,000 (Paid)
On or before June 18, 2006	$ 30,000 (Paid)
On or before June 18, 2007	$ 40,000
On or before June 18, 2008	$ 50,000
On or before June 18, 2009	$ 60,000
On or before June 18, 2010	$ 200,000
On or before June 18, 2011	$ 200,000
On or before June 18, 2012	$ 200,000
Total	$ 830,000

Under the second agreement, known as the Rio de la Plata Agreement, the Company can earn a 100% interest in a series of mining rights by making payments totaling US$265,000 over 5 years under the following schedule:

Due Date of Payment	Amount ($US)

On signing of agreement	$ 15,000 (Paid)
On or before April 9, 2005	$ 15,000 (Paid)
On or before April 9, 2006	$ 15,000 (Paid)
On or before April 9, 2007	$ 50,000
On or before April 9, 2008	$ 70,000
On or before April 9, 2009	$ 100,000
Total	$ 265,000

Under the Rio de la Plata agreement, the Company is obligated to make the initial three annual payments of US$15,000 (US$45,000 total). Should the Company wish to develop up to four areas as defined in the agreement during the term of the option, it must pay the sum of US$50,000 for each area so designated. The Company would then form a new 100% owned subsidiary to which the mining rights in that designated area would be transferred. The new subsidiary would be subject to a 15% to 20% net profits interest to the optioner. The Company has the right to purchase 10% of the net profits interest at any time for the sum of US$1,000,000.

Location and Access

The concessions lie within an area that measures 150 kilometers north-south by 10 to 40 kilometers east-west. Total area of the mining rights is approximately 181,353 hectares (approximately 700 square miles). The project is located in central Mendoza province approximately 300 km south of the provincial capital of Mendoza. The city of San Rafael is located approximately 20 km east of the project area. Access is provided by a network of government maintained paved and gravel roads throughout the area.

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

Portal’s planned exploration programs involve work such as surface mapping, sampling, geophysics, trenching and drilling. To carry out this type of work program requires filing and approval of an exploration level environmental permit with the provincial authorities which must be updated and reapproved at a minimum of every two years. No bonds or guaranties are required to be posted by the company. Cost of obtaining the permits is variable but usually is not material as it does not exceed US$10,000 for the level of work programs that Portal is planning to carry out. As the costs for reclamation are not a material item for the type of exploration work anticipated, their cost is included in the general program budget. The Company presented an updated environmental permit application in late 2006 for the planned drill program in 2007 for the Anchoris copper-gold project within the larger San Rafael claim group which it expects to be approved early in 2007. Exploration within the remainder of the San Rafael claim group is covered by three approved exploration environmental permits.

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

Alteration associated with these intrusive bodies is widespread with an outer propylitic chlorite-carbonate zone in excess of 4 km in diameter. Within this extensive outer alteration halo, zones of strong argillic and well developed potassic alteration with sheeted quartz veinlets are associated with the more intensely mineralized zones. Mineralization consists of copper sulfides, both as disseminations and in narrow sheeted quartz veinlets. Gold appears to be associated with the copper sulphides and quartz veining.

Exploration History

The earliest recorded work in the area included operation of the San Eduardo silver-lead-zinc mine in the 1930's as well as minor exploration in the La Chilca zone. From 1993 to1998, Argentina Mineral Development (AMD) explored the area using satellite imagery interpretation, structural studies, geological reconnaissance, and geophysical surveys. AMD outlined intrusive related disseminated copper-gold mineralization at the La Totora (formerly called San Jorge), San Pedro and La Chilca-Buitres zones along a northwest-southeast strike of 10 kilometers. The eastern part of the project was joint-ventured with Billiton during the period 1998-1999. Billiton carried out limited drilling at the La Totora zone which resulted in the discovery of copper-gold porphyry mineralization. This zone strikes northwesterly and dips to the south at 45-80 degrees. Mapping, surveying and drilling defined the zone along a strike length of 3,000 meters and a width of 200-400 meters. Rio Tinto Exploration (RTZ) optioned the western part of the project during the period 2000-2002. RTZ completed a detailed geological mapping and rock chip sampling program on the San Pedro copper-gold porphyry area located to the west of the La Totora zone. They outlined three copper-gold porphyry targets known as the San Pedro, La Julia and San Pedro Norte zones, in an area measuring 4,500 by 2,500 meters. RTZ drilled four holes in the western extension of the La Totora zone and drilled three holes on the western margin of the Los Buitres zone.

Current and Anticipated Exploration

During calendar 2005, the Company complied all of the data from previous exploration on the property conducted by AMD, RTZ, and Billiton as well as commenced a program of additional mapping, trenching and sampling. In February 2006, an 89-kilometer IP survey was initiated to better define the 3 large outcropping porphyry targets identified as the La Julia, La Totora, and La Chilca-Buitres zones. Since shallow alluvial sand and basalt cover masks most of these targets, the IP survey was needed to better define the potential extent of the zones and to define drill targets. The survey was successful in better outlining the three zones along an 8kilometer strike length and widths from 400-1000 meters.

In November 2006, the Company initiated a Phase 1 drill program consisting of an estimated 2,500 meters of RC drilling on the La Totora, La Julia and San Pedro zones. These holes will be drilled to a depth of 400-500 meters. This Phase I program was completed December 19th with 2572 meters drilled in the La Totora (3 holes), San Pedro (3 holes) and La Julia zones (2 holes). Results are pending receipt of assays and compilation and interpretation.

Planned Exploration and Budget

Based on the success of the 2006 exploration program in defining the three porphyry copper-gold systems at Anchoris, a program of additional geophysics and diamond drilling is planned for 2007. Additional pole-dipole Induced Polarization (IP) surveys will be carried out to complete the coverage portions of the La Julia and San Pedro zone where access was restricted in 2006.

Although assay results and interpretation from the Phase I reverse circulation (RC) program are still pending, a Phase II program is planned consisting of an additional 20 RC holes in the La Totora, La Julia and San Pedro zones totaling 7,000 meters. The Phase II drill program is also contingent on approval of an updated Environmental Exploration Permit.

Budget for the Anchoris exploration program in the San Rafael project for 2007 is estimated to be US$855,000 allocated as follows:

US$

Geophysical IP survey 12 kilometers @ US$1250/km

15,000

Phase II Drilling

RC drilling 7000 meters @ US$120/meter

840,000

Total

855,000

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 9 to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.14 as of November 30, 2006.

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

Results of Operations

Year Ended 6/30/06 vs. Year Ended 6/30/05

During the year exploration continued at the Arroyo Verde Project, including the Phase II RC drill program on the South Dome Anomaly and the Refugio-Porvenir target, and at the Anchoris Project, including mapping, sampling, and IP surveys which were used to identify drill targets for the Phase I drill program that was completed in December 2006.

The net loss for the year was ($1,094,757), or ($0.08) per share, compared to a loss of ($735,538), or ($0.08) per share, in the prior year. General and Administrative expenses totaled ($1,127,880), an increase of ($338,951) from the ($738,929) recorded in the prior year. The higher expenses were due to an increase in operational activities to support additional corporate activities as well as one-time write-offs. Large increases in expenses occurred in Accounting and Audit, which rose to ($55,051) from ($41,583) and Transfer Agent and Filing Fees of ($20,763) compared to ($17,446), as the Company completed two private placements in the current year; Amortization rose to ($17,929) from ($10,171), and Bank Charges and Interest rose to ($17,530) from ($11,267); Foreign Exchange was ($28,525) compared to a gain of $706 in the prior year, as the current year had unfavorable rates of exchange; Investor Relations expense increased to ($225,147) from ($109,064) due to management attending additional investor conferences and higher costs for news releases and investor materials; Office and Miscellaneous increased to ($68,055) from ($44,790), and Salaries and Benefits was ($247,636) compared to ($243,971), as the higher expenses were due to higher levels of administrative activity to support the additional property exploration; and Stock-based Compensation totaled ($138,606), which rose from ($103,026) as there were more stock options vesting during the year. Decreases in individual expenses occurred in Consulting and Management Fees, which declined to ($17,841) from ($30,390) as the Company had fewer outside consultants during the current year; Legal expense, which fell to ($14,725) from ($20,180); Travel, which fell to ($25,046) from ($33,366); and Project Investigation costs, which declined to ($7,343) from ($8,995) as management evaluated fewer potential projects. In the current year, the Company also Wrote-off Unproven Mineral Rights of ($80,130) which related to project investigation costs of mineral projects which were ultimately not acquired, and Wrote-off Foreign Value Added Tax Credits of ($143,807).

Year Ended 6/30/05 vs. Year Ended 6/30/04

During the year the Company completed its name change from “Portal De Oro Resources Ltd.” to “Portal Resources Ltd”. Exploration continued at the Arroyo Verde Project, and additional acreage was added to the project by way of application for mining concessions. Additional mineral exploration project interests were acquired or optioned in Mendoza and Patagonia, Argentina, and reconnaissance exploration commenced at the newly optioned San Rafael Project.

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

Liquidity and Capital Resources

The Company’s working capital position at June 30, 2006 was $4,700,770. At the close of the most recent fiscal period ended September 30, 2006, the Company’s working capital position was $3,734,780.  The Company’s current working capital is anticipated to be sufficient to meet its current and anticipated obligations, including the funding of its mineral exploration programs, for fiscal 2007.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years.

Table No. 4

Common Share Issuances

Fiscal Year Ended June 30	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2001	Private Placement	1,120,000	$ 0.09	$ 100,800
	Initial Public Offering	1,200,000	0.18	144,948

2002	None

2003	None

2004	Private Placement	1,000,000	$ 0.15	$ 150,000
	Private Placement	3,170,000	0.25	792,500
	Exercise of Options	30,000	0.18	5,400
	Acquisition of Portal de Oro (B.V.I.) Ltd.	2,000,000	0.10

2005	Private Placement	1,456,000	$ 0.75	$ 1,092,000
	Private Placement	768,943	0.75	576,707
	Exercise of Options	44,000	0.18	7,920
	Exercise of Options	10,000	0.25	2,500

2006	Private Placement	6,755,000	$0.50	$3,377,500
	Private Placement	2,635,000	$1.05	$2,766,750
	Exercise of Options	166,400	Various	$55,954
	Exercise of Warrants	384,471	$0.90	$346,024

2007 to Date	None

For fiscal 2007, the Company has budgeted US$1,785,000 for exploration work on its Arroyo Verde and San Rafael-Anchoris projects. The type of work, timing, and amount of funds required in future periods is not currently known as they will be dependent upon the results of the current year’s exploration work.

Fiscal Year Ended 6/30/2006

At the close of the fiscal year, the Company’s working capital was $4,700,770 compared to working capital of $519,038 as of June 30, 2005. During the year, Operating Activities used cash of ($814,695). The net loss for the year was ($1,094,757), while items not involving cash included Stock-based Compensation of $138,606; Write-off of Unproven Mineral Properties of $80,130, and Amortization of $17,929. Changes in Non-cash Working Capital include increase in Amounts Receivable of ($13,682), increase in Prepaid Expenses of ($89,294), increase in Accounts Payable and Accrued Liabilities of $156,905, and decrease of Due to Related Parties of ($10,532). Investing Activities used cash of ($1,149,214), including Expenditures on Mineral Properties of ($1,138,789), and Purchase of Equipment and Software of ($10,425). Financing Activities provided cash of $6,189,039. Shares Issued for Cash provided cash of $6,144,250, Warrant Exercise provided cash of $346,024, and Option Exercise provided cash of $55,954, while Share Issue Costs related to the above issuances used cash of ($357,189).

During fiscal 2006 the Company completed two private placements of its common shares. On February 3, 2006, the Company completed the placement of 6,755,000 common share units at $0.50 per unit for gross proceeds of $3,377,500. Each unit consisted of one common share and one-half of a share purchase warrant, with each full warrant exercisable into one common share at a price of $0.75 until February 3, 2007. Finder’s fees of $111,038 cash and 148,225 were issued in relation to this placement. On May 29, 2006, the Company completed the private placement of 2,635,000 common share units at a price of $1.05 per unit for gross proceeds of $2,766,750. Each unit consisted of one common share and one-half share purchase warrant, with each full warrant exercisable into one common share at a price of $1.25 until May 29, 2007. Finder’s fees of $194,775 cash were paid in relation to this second placement. Also during the year, the Company issued 166,400 common shares pursuant to the exercise of stock options for cash proceeds of $55,954, and issued 384,471 common shares pursuant to the exercise of warrants for cash proceeds of $346,024.

In addition, 166,400 common shares were issued pursuant to the exercise of stock options for proceeds of $55,954; and 384,471 common shares were issued pursuant to the exercise of common stock purchase warrants for proceeds of $346,024.

Cash and cash equivalents totaled $4,965,228, an increase of $4,225,130 during the year.

Fiscal Year Ended 6/30/2005

The Company’s working capital totaled $519,038 at the close of the year compared to working capital of $543,474 as of June 30, 2004. During the year, the Company’s Operating Activities used cash of ($456,834). The loss for the year was ($735,538), which was offset slightly by items not affecting cash including Stock-based Compensation of ($103,026) and Amortization of $10,171. Other changes in non-working capital included a decrease in Accounts Receivable of $9,942, an increase in Prepaid Expenses of ($10,457), increase in Accounts Payable and Accrued Liabilities of $187,380, and a decrease in Due to Related Parties of ($21,358). Investing Activities used cash of ($1,012,118), with Purchase of Equipment and Software using cash of ($43,968) and Expenditures on Mineral Properties using cash of ($968,150). Financing Activities provided cash of $1,610,023, with the issuance of shares for cash providing cash of $1,679,127 and share issuance costs using cash of ($69,104).

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

US GAAP Reconciliation with Canadian GAAP

Mineral Exploration Costs

Under Canadian GAAP, mineral exploration expenditures are deferred on exploration projects until such time as it is determined that further exploration is not warranted, at which time the mineral rights costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production.

Under U.S. GAAP, the Company expensed ($1,138,789) in fiscal 2006, ($968,150) in fiscal 2005, and ($314,572) in fiscal 2004.

Escrow Shares

Under Canadian GAAP, shares held in escrow that are contingently issuable are included in the calculation of loss per share. Under U.S. GAAP, these shares are excluded until the shares are released from trading. As of June 30, 2005, all contingencies were met and the escrow shares were not excluded from the calculation of loss.

The reader is advised to consult Portal’s audited annual financial statements for the year ended June 30, 2006, particularly Note 9, for quantification of the differences.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as noted in Note 9 to the financial statements.  The value of the Canadian Dollar in relationship to the US Dollar was $1.14 as of November 30, 2006.

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

Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

Tabular Disclosure of Contractual Obligations

The Company currently has several property option agreements in effect which require the Company to make cash payments to the Optionors as described in the property descriptions in Item 4. If the Company decides to drop the option on any of its individual properties, it is no longer required to pay the Optionor any further payments.

Table No. 5

Contractual Obligations

Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

The Company currently has no Contractual Obligations

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of 12/07/06 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are residents and citizens of Canada.  The anticipated date of expiry of the current tem for directors will be the 2007 Annual General Meeting, which is anticipated to be held in December 2007.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Bruce Winfield	59	March 15, 2004
Mark T. Brown (1)	38	March 15, 2004
Gary Nordin	59	March 15, 2004
David Hottman (1)	45	March 15, 2004
Frank Wheatley (1)	47	May 4, 2004

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

Table No. 7 lists, as of 12/07/06, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
Bruce Winfield	President and CEO	59	March 15, 2004
Christine West	CFO and Corporate Secretary	41	November 25, 2005
Gary Nordin	Vice President, Exploration	59	March 15, 2004

Bruce Winfield holds a M.Sc in geology and has over 30 years of experience in the mining industry. Key positions include Vice President of Exploration for Greenstone Resources Ltd., Pan American Mineral Corp. and Eldorado Gold Corp. He has directed the evaluation, acquisition and development of projects in Europe and North and South America. Since 1987, he has been extensively involved in Latin America in exploration and development of precious metal projects in several nations. Since 1999, he has also been owner and President of Winfield Consulting, a geological consulting company. From 1997 to 1999, he was CEO of Altoro Gold Corporation, a publicly traded gold exploration company. He also currently serves as a Director Trade Winds Ventures Inc, a mineral exploration company traded on the TSX Venture Exchange. Mr. Winfield devotes approximately 100% of his time to Company affairs.

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

Gary Nordin is a geologist with over 35 years of experience in exploration and development of gold and metals deposits. He holds a B.Sc. in Geology (Honors) from the University of Alberta. He is a founder and former Director and Vice President Exploration of Bema Gold Corporation from 1982 to 1989, and from 1990 to 2001 he was a founder and Director and Vice President Exploration of Eldorado Gold Corporation where he was responsible for property evaluation as well as exploration and development of the company’s gold projects and mines. Since 1989, he has been President of Discovery Resource Corp, a private mineral exploration company. He also currently serves as: a Director of Bishop Gold Inc., a mineral exploration company traded on the TSX Venture Exchange; a Director Nevada Pacific Gold Ltd., a mineral exploration company traded on the TSX Venture Exchange; a Director of Polaris Minerals Corp, a mineral exploration company traded on the TSX Venture Exchange; and a Director of Canasil Resources, a mineral exploration company traded on the TSX Venture Exchange.  He devotes approximately 60% of his time to the Company’s affairs.

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He also is a former and current officer and director of other public companies, including being a current Director of Ameriplas Holdings, a plastics manufacturer traded on the TSX Venture Exchange; a Director of Garibaldi Resources Corp, a developer of Granite quarries traded on the TSX Venture Exchange; Chief Financial Officer and Director of Rare Element Resources, a mineral exploration company traded on the TSX Venture Exchange; a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange; Director of Sutter Gold Mining Inc., a mineral exploration company traded on the TSX Venture Exchange; Director and Chief Financial Officer of SYMC Resources, a mineral exploration company traded on the TSX Venture Exchange; Director of Mediterranean Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; Director of International Bethlehem Resources Corp, a mineral exploration company traded on the TSX Venture Exchange; Director of Tarsis Capital Corp, traded on the TSX Venture Exchange; Director of Rockhaven Resources Ltd., traded on the TSX Venture Exchange; and Director of Deal Capital Ltd., traded on the TSX Venture Exchange. Mr. Brown devotes approximately 5% of his time to Company affairs.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company’s shareholders’ approved a formal stock option plan for the granting of incentive stock options during the most recently completed fiscal year. An amendment to the formal stock option plan was approved by shareholders at the most recent Annual and Extraordinary General Meeting held on December 5, 2006. Refer to ITEM #10, "Stock Options".

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Year	Salary	Options Granted	Other Compensation
Bruce Winfield, President, CEO and Director (1)	2006 2005 2004	$ 84,000 $ 84,000 $ 24,500	25,000 50,000 200,000	$ 3,006 $ 2,788 None

Christine West, Chief Financial Officer and Corporate Secretary	2006 2005 2004	None None None	45,000 20,000 None	None None None

Gary Nordin, Vice-President, Exploration and Director (1)	2006 2005 2004	$ 36,000 $ 36,000 $ 10,500	25,000 50,000 200,000	$ 3,006 $ 2,788 None

Ronald Miles, Former President, CEO and Director (2)	2004	None	None	None

Mark T. Brown, Director and former Chief Financial Officer (3)	2006 2005 2004	None None None	None 25,000 46,400	$ 1,765 $ 6,382 $ 6,050

David Hottman, Chairman & Director	2006 2005 2004	$ 36,000 $ 33,000 $ 5,250	25,000 50,000 153,600	None None None

Fontaine Wong, Former Director (4)	2005 2004	None None	None 28,600	None None

Frank Wheatley, Director	2006 2005 2004	None None None	25,000 25,000 28,600	None None None

(1)

Other Compensation for Bruce Winfield and Gary Nordin are benefit obligations paid by the Company.

(2)

Ronald Miles resigned as President, CEO and as a Director on March 15, 2004 upon completion of the Reverse Take Over.

(3)

Mark Brown’s other compensation is administrative consulting fees paid to Pacific Opportunity Capital, a private consulting firm for which Mr. Brown is President and a director.

(4)

Fontaine Wong resigned as a director on May 9, 2005.

No funds were set aside or accrued by the Company during Fiscal 2006 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

A copy of the current Audit Committee Charter was included in the Company’s Management Information Circular dated October 31, 2006 which was filed in the Company’s Form 6-K dated November 27, 2006.

The Audit Committee’s primary functions are to assist the Board of Directors in fulfilling its financial oversight responsibilities with respect to financial reporting and disclosure requirements; ensure that an effective risk management and financial control framework has been implemented by management of the Company; and be responsible for external and internal audit processes.

Composition

The Committee shall be comprised of three directors as determined by the Board, the majority of whom shall be independent, financially literate and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. The Board may remove or replace a member of the Committee at any time and from time to time. The Company adopts the meaning of independence described in Canadian Multilateral Instrument 52-110 Audit Committees (the "Instrument") for the purpose of determining whether a member of the Committee is independent, and the provisions of Sections 3.3 to 3.5, inclusive, of the Instrument relating to certain membership requirements.

The Board will appoint the Chairman of the Committee. The Secretary of the Company will act as the secretary at meetings of the Committee or, in his absence, the Chairman of the committee may appoint any member or any other person to act as secretary. The secretary will keep minutes of the proceedings at any meeting of the Committee setting out in reasonable detail the business conducted at such meeting. Minutes of the meetings of the Committee will be distributed by the Secretary to the members of the Committee and to the Board.

Membership and Procedures

Meetings of the Committee will be held at such times and places as the Chairman may determine, but in any event not less than four times per year. Twenty-four (24) hours notice of each meeting will be given orally, by electronic transmission or by facsimile to all members of the Committee and to the external auditors of the Company and such notice will set out in reasonable detail the business proposed to be conducted at the meeting. Notice of a meeting may be waived if all members of the Committee are present at a meeting and waive notice or if a member who is not present waives notice before or after such meeting. A resolution signed by all members of the Committee shall have the same force and effect as a resolution passed at a meeting of the Committee duly called and regularly constituted for the transaction of business. A majority of members of the Committee will constitute a quorum and decisions of the Committee will be by an affirmative vote of the majority with the Chairman having a deciding vote in the event of a tie.

At the request of the external auditors of the Company, the Chief Executive Officer or the Chief Financial Officer of the Company or any member of the Committee, the Chairman will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

The Committee has the authority to engage independent counsel and other advisors as it determines necessary or desirable to carry out its duties; set and pay the compensation for any advisors engaged by the Committee; and communicate directly with internal and external auditors.

Responsibilities and Duties

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

Internal Controls and Audit

1.

Review and assess the adequacy and effectiveness of the Company’s system of internal control and management information systems through discussions with management and the external auditor to ensure that the Company maintains: the necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company’s transactions; effective internal control systems; and adequate processes for assessing the risk of material misstatement of the financial statement and for detecting control weaknesses or fraud. From time to time the Committee will assess whether a formal internal audit department is necessary or desirable having regard to the size and stage of development of the Company at any particular time.

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

Associated Responsibilities

Establish, monitor and periodically review procedures for:

1.

The receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

2.

The confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Staffing

The Company currently has 21 employees and 3 executive officers. The employees are located in Argentina and consist of 1 Exploration Manager, 1 Geologist, 1 Assistant Geologist, 8 Geological Assistants, 8 Drilling Samplers, 1 Field Worker and 1 Institutional Relations Liaison.

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

Table No. 9 lists, as of 12/07/2006, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Bruce Winfield (1)	1,297,500	6.11%
Common	Christine West (2)	43,750	0.21%
Common	Gary Nordin (3)	684,000	3.22%
Common	Mark T. Brown (4)	253,100	1.21%
Common	David Hottman (5)	1,148,000	5.41%
Common	Frank Wheatley (6)	147,700	0.70%

	Total Directors/Officers	3,574,050	16.17%

(1)

Of these shares, 82,500 shares represent currently exercisable share purchase warrants, and 268,750 represent currently exercisable share purchase options. 6,250 options will vest within the next 60 days, and an additional 225,000 options will vest during calendar 2007.

(2)

Of these shares, 32,500 shares represent currently exercisable share purchase options. 11,250 options will vest within the next 60 days, and an additional 35,000 options will vest during calendar 2007.

(3)

Of these shares, 268,750 represent currently exercisable share purchase options. 6,250 options will vest within the next 60 days, and an additional 200,000 options will vest during calendar 2007. 50,000 of these shares are represented by currently exercisable share purchase warrants which are owned by Discovery Resources, a private company beneficially owned by Gary Nordin.

(4)

Of these shares, 141,000 are owned in Spartacus Management Inc., a private company which is beneficially owned by Mark T. Brown, and 53,600 represent currently exercisable share purchase options. An additional 141,400 options will vest during calendar 2007.

(5)

Of these shares, 100,000 represent currently exercisable share purchase warrants, and 222,350 represent currently exercisable share purchase options. 6,250 options will vest within the next 60 days, and a further 200,000 share purchase options will vest during calendar 2007.

(6)

Of these shares, 93,750 represent currently exercisable share purchase options. An additional 6,250 options will vest within the next 60 days.  An additional 100,000 options will vest during calendar 2007.

Based upon 20,888,039 shares outstanding as of 12/7/06, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table Number 14, “Stock Options Outstanding” below.

Item 7.  Major Shareholders and Related Party Transactions

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.  The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9.

On 12/07/06, the shareholders' list for the Company's common shares showed 33 registered shareholders, including depositories, and 20,888,039 shares issued and outstanding. Of the total registered non-depository shareholders, 17 are resident in Canada holding 1,941,000 common shares, 8 shareholders are resident in the United States holding 968,000 common shares, and 8 shareholders are resident in other nations, holding 587,165 common shares. After researching the beneficial holders represented by the common shares held by depositories, the Company believes that it has about 550 shareholders resident in Canada holding approximately 12,807,860 common shares, representing 61.32% of the common shares issued and outstanding; 47 shareholders resident in the United States holding approximately 2,452,925 common shares, or 11.74% of the common shares issued and outstanding; and 70 shareholders resident in other countries, holding approximately 5,627,254 common shares, or 26.94% of the issued and outstanding common shares.

The Company is aware of two persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of 12/07/06, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Bruce Winfield (1)	1,297,500	6.11%
Common	David Hottman (2)	1,148,000	5.41%

(1)

Of these shares, 82,500 shares represent currently exercisable share purchase warrants, and 268,750 represent currently exercisable share purchase options. 6,250 options will vest within the next 60 days, and an additional 225,000 options will vest during calendar 2007.

(2)

Of these shares, 100,000 represent currently exercisable share purchase warrants, and 222,350 represent currently exercisable share purchase options. 6,250 options will vest within the next 60 days, and a further 200,000 share purchase options will vest during calendar 2007.

Based on 20,888,039 shares outstanding as of 12/7/2006 and stock options and warrants held by each beneficial holder exercisable within sixty days.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

During Fiscal 2006, the Company paid Nevada Pacific Gold Ltd., a public company with directors David Hottman and Gary Nordin in common, $77,610 (FY 2005 - $63,828; FY 2004 - $20,750) for shared rent, human resources, and office services. As of June 30, 2006, the Company owed Nevada Pacific Gold Ltd. an aggregate of $Nil (FY 2005 - $5,423; FY 2004 - $18,504).

The Company paid or accrued to pay Pacific Opportunity Capital, a private company with Mark T. Brown as a and director in common, an aggregate of $1,765 ( FY 2005 - $6,382; FY 2004 - $4,759) for fees and expense reimbursements and $nil (FY 2005 - $Nil; FY 2004 - $5,350) for deferred acquisition costs. As of June 30, 2006, the Company owed Pacific Opportunity Capital an aggregate of $Nil (FY 2005 - $803; FY 2004 - $nil).

As of June 30, 2006, the Company owed certain directors and aggregate of $Nil (FY 2005 - $5,108; FY 2004 - $13,386) for expense reimbursements.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report.  The audit report of De Visser Gray, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes to our business or financial condition since the date of the Company’s most recent audited financial statements dated June 30, 2006.

Legal Proceedings

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.  The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Dividends

The Company has not declared any dividends on its common shares since inceptions and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings, if any, for use in its operations and the expansion of its business.

Item 9.  Offer and Listing of Securities

As of June 30, 2006 the authorized capital of the Company consisted of 100,000,000 Common Shares without par value and 100,000,000 Preferred Shares without par value.  There were 20,888,039 Common Shares and no Preferred Shares issued and outstanding as of June 30, 2006.

NATURE OF TRADING MARKET

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada under the stock symbol is “PDO”. The CUSIP number is 736114 10 9. The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

Table No. 11 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending November 2006;

•

each of the last twelve fiscal quarters ending the three months ended September 30, 2006; and

•

each of the last five fiscal years ending June 30, 2006.

The Company commenced trading under the name “Gateway Enterprises Ltd.” on May 28, 2001. From September 23, 2002 until March 17, 2004, the Company’s shares were suspended from trading by the TSX Venture Exchange for review, approval and completion of the Company’s Qualifying Transaction as per TSX-V Capital Pool Company regulations.

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

November 2006	$0.58	$0.45	$0.55
October 2006	$0.48	$0.32	$0.48
September 2006	$0.65	$0.39	$0.51
August 2006	$0.67	$0.49	$0.65
July 2006	$0.60	$0.47	$0.48
June 2006	$0.85	$0.48	$0.59

Three Months Ended 9/30/06	$0.67	$0.39	$0.51
Three Months Ended 6/30/06	$1.53	$0.48	$0.59
Three Months Ended 3/31/06	$1.17	$0.55	$1.17
Three Months Ended 12/31/05	$0.65	$0.52	$0.57

Three Months Ended 9/30/05	$0.73	$0.59	$0.62
Three Months Ended 6/30/05	$0.90	$0.55	$0.63
Three Months Ended 3/31/05	$1.05	$0.75	$0.86
Three Months Ended 12/31/04	$0.90	$0.56	$0.78

Three Months Ended 9/30/04	$0.75	$0.40	$0.59
Three Months Ended 6/30/04	$1,10	$0.62	$0.62
Three Months Ended 3/31/04	$1.25	$0.72	$1.05
Three Months Ended 12/31/03	Suspended From Trading

Fiscal Year Ended 6/30/06	$1.53	$0.48	$0.59
Fiscal Year Ended 6/30/05	$1.05	$0.40	$0.63
Fiscal Year Ended 6/30/04	$1.25	$0.62	$0.62
Fiscal Year Ended 6/30/03	$0.17	$0.08	$0.08
Fiscal Year Ended 6/30/02	$0.30	$0.10	$0.18

Table No. 12 lists, as of 12/7/06, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
3,451,612	$0.75	February 3, 2007
1,317,500	$1.25	May 18, 2007

4,769,112 Warrants Outstanding

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

The initial roster of the TSX-V was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The TSX-V is a venture market as compared to the TSX Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

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

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Market Regulation Services Inc. (“RS”) which was created as a joint initiative of TSX Inc. and the Investment Dealers Association of Canada.

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

The market surveillance department issues TSX-V notices to inform the public of halts, suspensions, delistings, and other enforcement actions.  All TSX-V notices can be found on the TSX website at www.tsx.com.  In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors. By Exchange policy, the department also reviews and approves certain types of transactions for all TSX listed companies. These types of transactions include option grants, private placements and other share issuances, mergers and acquisitions, property-asset acquisitions and dispositions, loans, bonuses and finder’s fees, changes of business, name changes, stock splits, and related party transactions. If the Exchange’s review of such transactions finds them to be contrary to the public interest or is in violation of policy, approval for the transaction will be denied and any action taken by the company towards the completion of the transaction must be reversed.

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

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the TSX, the Toronto Futures Exchange and the Investment Dealers Association of Canada.

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

During Fiscal 2006 the Company completed two private placements of its common shares. On February 3, 2006, the Company completed the placement of 6,755,000 common share units at $0.50 per unit for gross proceeds of $3,377,500. Each unit consisted of one common share and one-half of a share purchase warrant, with each full warrant exercisable into one common share at a price of $0.75 until February 3, 2007. Finder’s fees of $111,038 cash and 148,225 were issued in relation to this placement. On May 29, 2006, the Company completed the private placement of 2,635,000 common share units at a price of $1.05 per unit for gross proceeds of $2,766,750. Each unit consisted of one common share and one-half share purchase warrant, with each full warrant exercisable into one common share at a price of $1.25 until May 29, 2007. Finder’s fees of $194,775 cash were paid in relation to this second placement. Also during the year, the Company issued 166,400 common shares pursuant to the exercise of stock options for cash proceeds of $55,954, and issued 384,471 common shares pursuant to the exercise of warrants for cash proceeds of $346,024.

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

On March 15, 2004, 369,000 common shares were released from escrow. On September 15, 2004, March 15, 2005, September 15, 2005, March 15, 2006, and September 15, 2006, 553,500 common shares were released on each date. As of December 7, 2006, 553,500 common shares remained in escrow held by the following owners:

Table No. 13

Escrow Shareholdings

Name of Owner	Number of Common Shares in Escrow

Spartacus Management Inc. (1)	40,500
Mark T. Brown	16,500
Ronald Miles	16,500
David Hottman	118,500
Fontaine Wong	16,500
Bruce Winfield	120,000
Coral Winfield	75,000
Gary Nordin	60,000
Brigitte Nordin	60,000
Erik Nordin	30,000

(1) Spartacus Management is a private company beneficially owned by Mark T. Brown.

Shares Issued for Assets Other Than Cash

On March 15, 2004, the Company issued 2,000,000 common shares at a deemed price of $0.10 per share in relation to the acquisition of Portal de Oro (B.V.I) Ltd. On February 3, 2006, the Company issued 148,225 common share units, with each consisting of one common share and one common share purchase warrant, as Finder’s Fees for a private placement. In total, these share issuances represents 10.28% of the common shares outstanding as of December 7, 2006.

Shares Held By Company

-No Disclosure Necessary-

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

Under a Stock Option Plan approved by shareholders at the Company’s Annual and Extraordinary General Meeting held on December 10, 2004 and amended at the Company’s Annual and Extraordinary General Meeting held on December 5, 2006, stock options may be issued to qualified Officers, Directors, Employees and Consultants. The number of common shares reserved for issuance under the Plan is 3,133,205. The number of shares reserved for issue may not exceed 15% of the common shares outstanding at the time of the grant. These options may be granted from time to time, provided that stock options in favor of any one individual who is an insider or associate of an insider may not exceed 5% of the issued and outstanding common shares, while grants to any one consultant may not exceed 2% of the issued and outstanding common shares.

The exercise prices for stock options are determined in accordance with TSX Venture Exchange guidelines and reflect the closing price of the Registrant's common shares immediately preceding the day on which the Directors grant the stock options and the maximum term of each stock option does not exceed five years from the date of grant.

A complete copy of the Company’s Stock Option Plan is included in the Company’s Management Information Circular for the Annual and Extraordinary General Meeting held on December 10, 2004 which has been filed as an exhibit to Portal’s 20-F Registration Statement. The details of the Amended Stock Option Plan is included in the Company’s Management Information Circular for the Annual and Extraordinary General Meeting held on December 5, 2006 which was filed in Form 6-K on EDGAR on November 27, 2006.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 14 as of 12/07/2006, as well as the number of options granted to Directors and all employees as a group.

Table No. 14

Stock Options Outstanding

Name	Number of Shares of Common Stock	CDN$ Exercise Price	Expiration Date

Bruce Winfield, President, Chief Executive Officer, and Director	200,000 50,000 25,000 225,000	$0.25 0.86 0.70 0.52	March 15, 2009 April 14, 2010 January 20, 2011 December 5, 2011

Christine West, Chief Financial Officer and Corporate Secretary	10,000 33,750 35,000	$0.77 0.70 0.52	December 23, 2009 January 20, 2011 December 5, 2011

Gary Nordin, Vice-President - Exploration, and Director	200,000 50,000 25,000 200,000	$0.25 0.86 0.70 0.52	March 15, 2009 April 14, 2010 January 20, 2011 December 5, 2011

David Hottman, Chairman and Director	153,600 50,000 25,000 200,000	$0.25 0.86 0.70 0.52	March 15, 2009 April 14, 2010 January 20, 2011 December 5, 2011

Mark T. Brown, Director	28,600 25,000 141,400	$0.25 0.86 0.52	March 15, 2009 April 14, 2010 December 5, 2011

Frank Wheatley, Director	50,000 25,000 25,000 100,000	$0.25 0.86 0.70 0.52	March 15, 2009 April 14, 2010 January 20, 2011 December 5, 2011

Employees/Consultants/Former Directors	100,000 50,000 50,000 20,000 23,750 105,000 295,000	$0.85 0.75 0.77 0.86 0.70 0.75 0.52	March 21, 2008 June 18, 2009 December 23, 2009 April 14, 2010 January 20, 2011 October 18, 2011 December 5, 2011

Total Officers and Directors	1,877,350

Total Employees/Consultants/Former Directors	643,750

Total Officers/Directors/Employees And Consultants	2,521,100

Pursuant to the Company’s Stock Option Plan as approved by shareholders on December 10, 2004, all stock options granted under the Plan will vest under the following schedule:

25% Three months following the award date

25% Six months following the award date

25% Nine months following the award date

25% Twelve months following the award date

Under the Plan:

a)

157,500 options were granted on January 20, 2006 with an expiration date of January 20, 2001. As of December 7, 2006, 115,000 of these options have vested with the remaining 42,500 to vest on January 20, 2007.

b)

100,000 options were granted on March 21, 2006, with an expiration date of March 21, 2008. As of December 7, 2006, 50,000 of these options have vested, with 25,000 scheduled to vest on December 21, 2006 and 25,000 to vest on March 21, 2007.

c)

105,000 options were granted on October 18, 2006, with an expiration date of October 18, 2011. As of December 7, 2006, none of the options have vested, and all are scheduled to vest in calendar 2007.

d)

1,196,400 options were granted on December 5, 2006, with an expiration date of December 5, 2011. As of December 7, 2006, none of the options have vested, and all are scheduled to vest in calendar 2007.

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

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of Portal’s securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians:  There are no limitations under the laws of Canada or in the organizing documents of Portal on the right of foreigners to hold or vote securities of Portal, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

TAXATION

The following summary of the material Canadian federal income tax consequences are stated in general terms and are not intended to be advice to any particular shareholder. Each prospective investor is urged to consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of shares of Common Stock. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company. Each holder and prospective holder of common shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company applicable to their own particular circumstances.

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

Statement by Experts

The Company’s auditors for its financial statements as at June 30, 2006, 2005 and 2004 was DeVisser Gray, Chartered Accountants. Their audit report is included with the related financial statements in this Annual Report.

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

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

The Board of Directors has determined that Mark T. Brown is the Company’s Audit Committee Financial Expert. Mr. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. From 1990 to 1994, he worked with PricewaterhouseCoopers before being employed in senior financial management positions with several companies publicly traded in Canada and the United States. Mr. Brown is not considered to be “independent” as defined by the rules of the American Stock Exchange, as he has served as an officer of the Company within the last 3 fiscal years.

Item 16B.  Code of Ethics

The Company has not adopted a written ”code of ethics” that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that the compliance with existing Canadian standards and procedures, including the regulations to which it subject under Canadian securities laws as a reporting issuer and under the policies of the TSX Venture Exchange as company listed on the TSX Venture Exchange, are adequate for its immediate purposes. The board is evaluating the adoption of a code of ethics during the 2007 fiscal year.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray to the Company are included in the following table.

Table No. 15

Principal Account Fees and Services

Type of Service	Fiscal Year 2006	Fiscal Year 2005

Audit Fees	$10,500	$ 7,500
Audit Related Fees	$ 1,150	$ 2,500
Tax Fees	-	-
All Other Fees	-	-
Total	$11,650	$10,000

“Audit Related Fees” are for the review of the Company’s 20-F annual report and related filings.

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

Audited Financial Statements

Independent Auditors Report, dated October 6, 2006.

Balance Sheets at June 30, 2006 and 2005.

Statements of Operations for the years ended June 30, 2006, 2005, and 2004.

Statements of Shareholders’ Equity for the years ended June 30, 2006, 2005, and 2004.

Statements of Cash Flows for the years ended June 30, 2006, 2005, and 2004.

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

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

Consolidated Financial Statements

June 30, 2006

June 30, 2005

June 30, 2004

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

“Bruce Winfield”

“Christine West”

Bruce Winfield,

Christine West

President

Chief Financial Officer

Vancouver, Canada

Vancouver, Canada

October 6, 2006

October 6, 2006

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Portal Resources Ltd.

We have audited the consolidated balance sheets of Portal Resources Ltd. as at June 30, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended June 30, 2006. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005 and the results of its operations and cash flows for each of the years in the three-year period ended June 30, 2006 in conformity with Canadian generally accepted accounting principles.

“DeVisser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

October 5, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements.  Although we conducted our audits in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated October 5, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

“DeVisser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

October 5, 2006

PORTAL RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

As at June 30,

(stated in Canadian dollars)

	2006	2005

Current
Cash and cash equivalents	$ 4,965,228	$ 740,098
Amounts receivable	18,114	4,432
Prepaid expenses	105,814	16,520
	5,089,156	761,050

Equipment and software (Note 4)	34,465	41,969
Unproven mineral rights (Note 5)	2,602,842	1,544,183

	$7,726,463	$ 2,347,202

Current
Accounts payable and accrued liabilities	$ 388,386	$ 231,480
Due to related parties (Note 7)	-	10,532
	388,386	242,012

Share capital (Note 6)	9,177,125	2,969,461
Contributed surplus (Note 6)	300,473	180,493
Deficit	(2,139,521)	(1,044,764)
	7,338,077	2,105,190

	$7,726,463	$ 2,347,202

Approved by the Board of Directors:

“Mark T. Brown”	“David Hottman”
Mark T. Brown	David Hottman

See notes to the consolidated financial statements

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the years ended June 30,

(stated in Canadian dollars)

	2006	2005	2004

	$	$	$

Revenue	-	-	-

Expenses
Accounting and audit	55,051	41,583	14,832
Amortization	17,929	10,171	1,581
Bank charges and interest	17,530	11,267	2,172
Consulting and management fees	17,841	30,390	3,171
Foreign exchange	28,525	(706)	4,894
Interest income	(33,123)	(3,391)	(3,422)
Investor relations	225,147	109,064	13,442
Legal	14,725	20,180	1,075
Office and miscellaneous	68,055	44,790	17,758
Rent	19,746	19,746	8,068
Project investigation	7,343	8,995	7,470
Salaries and benefits	247,636	243,971	45,586
Stock-based compensation (Note 6)	138,606	103,026	78,808
Travel	25,046	33,366	2,098
Transfer agent and filing fees	20,763	17,446	15,692
Write-off of unproven mineral rights	80,130	-	12,079
Write-off of IVA	143,807	45,640	-
	1,094,757	735,538	225,304

Net loss for the year	(1,094,757)	(735,538)	(225,304)

Deficit – beginning of year	(1,044,764)	(309,226)	(83,922)

Deficit – end of year	(2,139,521)	(1,044,764)	(309,226)

Loss per share (Note 2)	$ (0.08)	$ (0.08)	$ (0.05)

Weighted average number of common shares outstanding	13,868,125	9,445,368	4,386,667

See notes to the consolidated financial statements

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30,

(stated in Canadian dollars)

	2006	2005	2004

	$	$	$

Cash provided by (used for):
Operating Activities
Net loss for the year	(1,094,757)	(735,538)	(225,304)
Items not involving cash:
Stock-based compensation	138,606	103,026	78,808
Write-down of mineral properties	80,130	-	12,079
Amortization	17,929	10,171	1,581

	(858,092)	(622,341)	(132,836)

Changes in non-cash working capital:
Amounts receivable	(13,682)	9,942	(13,525)
Prepaid expenses	(89,294)	(10,457)	(4,788)
Accounts payable and accrued liabilities	156,905	187,380	39,378
Due to related parties	(10,532)	(21,358)	(41,899)
	(814,695)	(456,834)	(153,670)

Investing Activities
Purchase of equipment and software	(10,425)	(43,968)	(9,753)
Expenditure on unproven mineral rights	(1,138,789)	(968,150)	(192,235)
Acquisition of Portal de Oro (B.V.I.) Ltd. (Note 3)	-	-	(122,337)
	(1,149,214)	(1,012,118)	(324,325)

Financing Activities
Shares issued for cash	6,144,250	1,679,127	947,900
On warrant exercise	346,024	-	-
On option exercise	55,954	-	-
Share issue costs	(357,189)	(69,104)	(35,551)
	6,189,039	1,610,023	912,349

Net cash provided (used) during period	4,225,130	141,071	434,354
Cash – beginning of period	740,098	599,027	164,673

Cash – end of period	4,965,228	740,098	599,027

Supplementary disclosure of non-cash Investing and Financing Activities:
Shares issued to acquire Portal de Oro (B.V.I.) Ltd.	$ -	$ -	$ 200,000
Shares issued for finder’s fees	$ 74,113	$ -	$ -

See notes to the consolidated financial statements

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2006, 2005 and 2004

(stated in Canadian dollars)

1.

NATURE OF OPERATIONS

Portal Resources Ltd. was incorporated on August 14, 2000 under the Company Act of the Province of British Columbia. The Company was called for trading on the TSX Venture Exchange (“the Exchange”) as a “Capital Pool Company” in May 2001.

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

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The differences between those principles and these that would be applied under U.S. generally accepted accounting principles (U.S. GAAP) are disclosed in note 9. References to the Company are inclusive of the Canadian parent company and its wholly-owned Argentinean subsidiary. All significant inter-company transactions and balances have been eliminated.

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

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2006, 2005 and 2004

(stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES, (Continued)

Cash equivalents

Cash equivalents consist of highly liquid investments with maturity dates of less than one year that are readily convertible into known amounts of cash. Interest earned is recognized immediately in operations.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from these estimates.

Unproven mineral rights

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

Equipment and software

Equipment and software are recorded at cost. Amortization is provided for using the straight-line method at the following annual rates: Computer equipment – 30%; Computer software – 50%, Vehicles, Field equipment & Furniture and fixtures – 20%

Share capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company’s shares on the TSX Venture Exchange.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2006, 2005 and 2004

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

Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

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

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2006, 2005 and 2004

(stated in Canadian dollars)

4.

EQUIPMENT AND SOFTWARE

	June 30,

	2006			2005

	Cost	Accumulated amortization	Net book value	Net book value
	$	$	$	$
Computer equipment	10,980	7,514	3,466	6,760
Computer software	17,796	13,641	4,155	12,758
Furniture & fixtures	1,701	510	1,191	1,531
Vehicles	23,244	6,973	16,271	20,920
Field equipment	10,425	1,043	9,382	-
	64,146	29,681	34,465	41,969

5.

UNPROVEN MINERAL RIGHTS

The Company’s mineral properties are all located in Argentina.  A breakdown of carrying values by property and significant expenditure category is as follows:

	Arroyo Verde	San Rafael	Project Investigation	Total
Total as at June 30, 2004	447,680	81,002	47,351	576,033

Land acquisition & holding costs	48,083	120,421	1,739	170,243
Environmental	-	11,830	-	11,830
Geology	307,124	64,159	14,434	385,717
Geophysics	175,255	-	-	175,255
Surface geochemistry	24,649	4,319	101	29,069
Drilling	196,036	-	-	196,036
Total expenditures	751,147	200,729	16,274	968,150
Total as at June 30, 2005	$ 1,198,827	$ 281,731	$ 63,625	$ 1,544,183

Land acquisition & holding costs	53,953	80,450	1,200	135,603
Environmental	-	1,979	-	1,979
Geology	229,646	94,558	15,305	339,509
Geophysics	-	97,612	-	97,612
Surface geochemistry	59,423	23,687	-	83,110
Drilling	480,976	-	-	480,976
Total expenditures	823,998	298,286	16,505	1,138,789
Property write-offs			(80,130)	(80,130)
Total as at June 30, 2006	$ 2,022,825	$ 580,017	$ -	$ 2,602,842

#

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2006, 2005 and 2004

(stated in Canadian dollars)

5.

MINERAL RIGHTS ON UNPROVEN PROPERTIES, (Continued)

Arroyo Verde

On November 27, 2003, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Chubut province of Argentina.  Under the terms of the agreement the Company’s payment requirements are as follows:

US$
Within 60 days of reviewing technical data	$ 1,000 (paid)
On signing of the agreement	$ 4,000 (paid)
On or before June 1, 2004	$ 5,000 (paid)
On or before December 1, 2004	$ 20,000 (paid)
On or before December 1, 2005	$ 40,000 (paid)
On or before December 1, 2006	$ 60,000
On or before December 1, 2007	$ 80,000

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

San Pedro

On June 18, 2004, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Mendoza province of Argentina.  Under the terms of the agreement the Company’s payment requirements to exercise the option are as follows:

US$
On signing of the agreement	$ 30,000 (paid)
On or before June 18, 2005	$ 20,000 (paid)
On or before June 18, 2006	$ 30,000 (paid)
On or before June 18, 2007	$ 40,000
On or before June 18, 2008	$ 50,000
On or before June 18, 2009	$ 60,000
On or before June 18, 2010	$200,000
On or before June 18, 2011	$200,000
On or before June 18, 2012	$200,000

#

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2006, 2005 and 2004

(stated in Canadian dollars)

5.

MINERAL RIGHTS ON UNPROVEN PROPERTIES, (Continued)

Rio de la Plata

On June 18, 2004, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Mendoza province of Argentina.  Under the terms of the agreement the Company’s payment requirements to exercise the option are as follows:

US$
On signing of the agreement	$ 15,000 (paid)
On or before April 9, 2005	$ 15,000 (paid)
On or before April 9, 2006	$ 15,000 (paid)
On or before April 9, 2007	$ 50,000
On or before April 9, 2008	$ 70,000
On or before April 9, 2009	$100,000

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

6.

SHARE CAPITAL

Authorized

100,000,000 Common Shares without par value

100,000,000 Preferred shares issuable in series

Issued

	Number	Amount

Balance – June 30, 2003	2,320,000	$ 245,748

Private placements	4,170,000	150,000
On exercise of options	30,000	5,400
On acquisition of Portal BVI	2,000,000	200,000
Share issue costs	-	(35,551)
Balance – June 30, 2004	8,520,000	1,358,097

Private placements	2,224,943	6,144,250
On exercise of options	54,000	10,420
Fair market value of stock options exercised	-	1,341
Share issue costs	-	(69,104)
Balance – June 30, 2005	10,798,943	$ 2,969,104

Private placement (i) (ii)	9,390,000	6,144,250
On exercise of warrants	384,471	346,024
On exercise of options	166,400	55,954
Fair market value of stock options exercised	-	18,625
Finders fees (i)	148,225	74,113
Share issue costs	-	(431,302)
Balance – June 30, 2006	20,888,039	$ 9,177,125

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2006, 2005 and 2004

(stated in Canadian dollars)

6.

SHARE CAPITAL, (Continued)

(i)

On February 3, 2006, the Company completed a private placement for 6,755,000 units at $0.50 per unit for gross proceeds of $3,377,500, with each unit consisting of one common share and one-half share purchase warrant. Each whole share purchase warrant is exercisable at $0.75 until February 3, 2007 and all securities have a four-month hold period expiring on June 4, 2006. Some company officers and directors have purchased a portion of this placement. Finder’s fees of $111,038 and 148,225 units were paid on this placement.

(ii)

On May 29, 2006, the Company completed a private placement for 2,635,000 units at $1.05 per unit for gross proceeds of $2,766,750. Each unit consists of one common share and a one-half share purchase warrant. Each whole share purchase warrant will be exercisable for one common share at a price of $1.25 until May 29, 2007 and all securities issued have a four month hold period expiring September 18, 2006. Some company officers and directors purchased a portion of this placement. Finder’s fees of $194,775 were paid on this placement.

Escrowed Shares

A total of 3,690,000 common shares issued were placed in escrow and their release from escrow is subject to the terms of an agreement between the Company, its stock transfer agent and the beneficial owners of the escrowed shares. These shares are to be released in stages within three years of the completion date of the Qualifying Transaction. On March 15, 2004, 369,000 of the escrowed shares were released, on September 15, 2004, 553,500 were released, on March 15, 2005, 553,500 were released, on September 15, 2005, 553,500 were released, and on March 15, 2006, 553,500 were released. As at June 30, 2006, there are 1,107,000 common shares remaining in escrow.

Stock-based Compensation

The Company has a stock option plan (the “Stock Option Plan”) which provides for equity participation in the Company by its directors, officers, employees and consultants through the acquisition of common shares pursuant to the grant of options to purchase common shares. The maximum aggregate number of common shares reserved and authorized to be issued pursuant to options granted under the Stock Option Plan is 1,619,841 common shares.

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

The Company accounts for its grants in accordance with the fair value method of accounting for stock-based compensation. For the year ended June 30, 2006, the Company recognized $138,606 (2005 - $103,026, 2004 -$78,808) in stock-based compensation for employees, directors and consultants.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2006, 2005 and 2004

(stated in Canadian dollars)

6.

SHARE CAPITAL, (Continued)

The fair value of the options has been calculated using the Black-Scholes option-pricing model, based on the following assumptions:

	June 30, 2006	June 30, 2005	June 30, 2004

Stock compensation	$ 138,606	$ 103,026	$ 78,808

Risk-free interest rate	3.4% - 4%	4%	4%
Expected stock price volatility	49% 58%%	72%	76%
Expected option life in years	3 years	3 years	3 years
Expected dividend yield	Nil	Nil	Nil

Option pricing models require the input of highly subjective assumptions regarding the expected volatility and expected life.  Changes is assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options at the date of grant.

A summary of changes to stock options outstanding is as follows:

	June 30
	2006		2005		2005
		Weighted- Average		Weighted- Average		Weighted- Average
	Number of shares	Exercise Price	Number of shares	Exercise Price	Number of shares	Exercise Price
Outstanding at beginning of year	1,103,000	$ 0.43	960,000	$ 0.32	232,000	$ 0.18
Granted under plan	360,000	$ 0.74	347,000	$ 0.84	820,800	$ 0.34
Exercised	(166,400)	$ 0.34	(54,000)	$ 0.19	(30,000)	$ 0.18
Forfeited or cancelled	(76,900)	$ 0.68	(150,000)	$ 0.79	(62,800)	$ 0.18
Outstanding at end of Period	1,219,700	$ 0.51	1,103,000	$ 0.32	960,000	$ 0.32

Options vested and exercisable at year-end	1,017,200	$ 0.47	841,000	$ 0.29	344,400	$ 0.28

At June 30, 2006, the weighted average remaining life of the outstanding options is 3.11 years (2005 – 3.99 years).

#

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2006, 2005 and 2004

(stated in Canadian dollars)

6.

SHARE CAPITAL, (Continued)

On August 17, 2005, the Company entered into an agreement for investor relations and marketing services. Under the terms of the agreement, the Company issued 50,000 stock options at an exercise price of $0.70. These options have a term of 1 year and vest in equal amounts every three months for 1 year. The fair value of these options was estimated at $0.14 per option at grant date. On December 7, 2005, the Company provided the investor relations consultant with notice of cancellation of the agreement and these options have been forfeited.

On September 15, 2005, the Company granted an employee 30,000 stock options with an exercise price of $0.64. These options have a term of 5 years and vest in equal amounts every three months for 1 year. The fair value of these options was estimated at approximately $0.28 per option at grant date.

On January 20, 2006, the Company granted directors, officers and employees of the Company 180,000 stock options with an exercise price of $0.70. These options have a term of 5 years and vest in equal amounts every three months for 1 year. The fair value of these options was estimated at approximately $0.30 per option at grant date.

On March 22, 2006, the Company entered into an agreement for investor relations services. Under the terms of the agreement, the Company issued 100,000 stock options at an exercise price of $0.85. These options have a term of 2 years and vest in equal amounts every three months for 1 year. The fair value of these options was estimated at $0.29 per option at grant date.

Stock options outstanding as at June 30, 2006 are as follows:

Number	Exercise Price	Expiry Date
632,200	$ 0.25	March 15, 2009
50,000	$ 0.75	June 18, 2009
60,000	$ 0.77	December 23, 2009
220,000	$ 0.86	April 14, 2010
157,500	$ 0.70	January 20, 2011
100,000	$ 0.85	March 21, 2008
1,219,700

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2006, 2005 and 2004

(stated in Canadian dollars)

6.

SHARE CAPITAL, (Continued)

Warrants

A summary of changes to warrants during the period are as follows:

	June 30,
	2006		2005
	Number of warrants	Weighted- Average Exercise Price	Number of warrants	Weighted- Average Exercise Price
Outstanding at beginning of year	1,112,471	$ 0.90	-	$ -
Granted	4,769,112	$ 0.89	1,112,471	$ 0.90
Exercised	(384,471)	$ 0.90	-	$ -
Expired	(728,000)	$ 0.90	-	$ -
Outstanding at end of year	4,769,112	$ 0.89	1,112,471	$ 0.90

Warrants outstanding as of June 30, 2006 are as follows:

Number	Exercise Price	Expiry Date
3,451,612	$ 0.75	February 3, 2007
1,317,500	$ 1.25	May 29, 2007
4,769,122

7.

RELATED PARTY TRANSACTIONS

Payments to related parties were made in the normal course of operations and were valued at fair value as determined by management.  Amounts due to or from related parties are unsecured, non-interest bearing and due on demand.

For the years ended June 30, 2006, and 2005

The Company paid another public company related by certain common directors $77,610 (2005 - $63,828) for the shared rent of office space and services and as at June 30, 2006 owes this company an aggregate of $Nil (2005 - $5,423).

The Company paid or accrued to pay a private company with a director in common with the Company an aggregate of $1,765 (2005 - $6,382) for fees and expense. As at June 30, 2006 owes this company an aggregate of $Nil (2005 - $803).

As at June 30, 2006 the Company owes certain directors an aggregate of $Nil (2005 - $5,108) for expense reimbursements.

#

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2006, 2005 and 2004

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

A reconciliation of income taxes at statutory rates with reported taxes is as follow:

	2006	2005
Loss before income taxes	$(1,094,757)	$ (735,538)

Canadian federal and provincial tax rates	31.00%	35.62%

Expected income taxes (recovery)	$ (373,531)	$ (261,998)
Non-deductible (deductible) expenses for tax purposes	20,360	25,054
Unrecognized benefit on non-capital losses	353,171	236,944
Total income taxes (recovery)	$ -	$ -

The significant components of the Company’s future income tax assets for Canadian purposes are as follows:

	2006	2005
Future income tax assets
Non-capital loss carryforwards	$ 513,191	$ 307,218
Exploration expenditures	121,459	-
Share issue costs	119,816	27,290
Equipment	12,679	10,855
Future income tax assets before valuation allowance:	767,145	345,363
Less: valuation allowance	(767,145)	(345,363)
Net future income tax assets	$ -	$ -

The Company has incurred losses for Canadian income tax purposes of approximately $1.65 million, expiring in various periods from 2008 to 2026, which can be carried forward to reduce taxable income in future years:

#

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2006, 2005 and 2004

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

	Years ended June 30,
	2006	2005	2004
	$	$	$
a) Assets
Unproven Mineral Rights Costs
Unproven mineral rights costs under Canadian GAAP:	2,602,842	1,544,183	576,033
Less unproven mineral rights costs	(2,602,842)	(1,544,183)	(576,033)
Unproven mineral rights costs under U.S. GAAP	-	-	-

b) Operations
Net loss under Canadian GAAP	(1,094,757)	(735,538)	(225,304)
Unproven mineral rights costs expensed under U.S. GAAP	(1,058,659)	(968,150)	(576,033)

Net loss under U.S. GAAP	(2,153,416)	(1,703,688)	(801,337)

c) Deficit
Closing deficit under Canadian GAAP	(2,139,521)	(1,044,764)	(309,226)
Adjustment to deficit for accumulated unproven mineral rights
expensed under U.S. GAAP, net of income items	(2,602,842)	(1,544,183)	(576,033)

Closing deficit under U.S. GAAP	(4,742,363)	(2,588,947)	(885,259)

d) Cash Flows – Operating Activities
Cash applied to operations under Canadian GAAP	(814,695)	(456,834)	(153,670)
Add net loss following Canadian GAAP	1,094,757	735,538	225,304
Add non cash unproven mineral rights expensed under U.S. GAAP	-	-	273,540
Less net loss under U.S. GAAP	(2,153,416)	(1,703,688)	(801,337)
Less unproven mineral rights costs expensed under Canadian GAAP	(80,130)	-	(12,079)
Cash applied to operations under U.S. GAAP	(1,953,484)	(1,424,984)	(468,242)

e) Cash Flows – Investing Activities
Cash applied under Canadian GAAP	(1,149,214)	(1,012,118)	(324,325)
Add mineral right costs expensed under U.S. GAAP	1,138,789	968,150	314,572
Cash applied under U.S. GAAP	(10,425)	(43,968)	(9,753)

#

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2006, 2005 and 2004

(stated in Canadian dollars)

9.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

f)

Stockholders’ Equity

Common Stock

There are no differences between Canadian and U.S. GAAP for the years ended June 30, 2006, 2005 and 2004 regarding the disclosure of stock-based compensation.

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

	2006	2005	2004
	$	$	$

Numerator: Net loss for the year under U.S. GAAP	(2,153,416)	(1,703,688)	(801,337)
Denominator: Weighted-average number of shares under
Canadian and U.S. GAAP	13,868,125	9,445,368	4,386,667
Adjustment required under U.S. GAAP (escrow shares) *	-	-	(720,000)

Weighted-average number of shares under U.S. GAAP	13,868,125	9,445,368	3,666,667

Basic and fully diluted loss per share under U. S. GAAP	$ (0.16)	$ (0.18)	$ (0.22)

*As at June 30, 2005, all escrow contingencies were met and therefore the escrow shares are not excluded from the calculation

10.

SUBSEQUENT EVENTS

On September 15, 2006, 553,000 shares were released from escrow.

#

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

Registrant

Dated: January 3, 2007	Signed: /s/ Bruce Winfield
Bruce Winfield, President, CEO and Director

#