Form 20-F/A
period 2006-06-30
Portal Resources Ltd.
filed 2007-04-09
CIK 1326910

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

Amendment #1

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

Yes ___    No  XXX  N/A  ___

Index to Exhibits on Page 81

#

Portal Resources Ltd.

Form 20-F/A Annual Report

Amendment #1

#

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

The Company Has a History of Net Losses and Expects Losses to Continue for the Foreseeable Future

The Company has had a history of losses and there is no assurance that it can reach profitability in the future.  The Company will require significant additional funding to meet its business objectives.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity, and the Company has no current plans to obtain financing through means other than equity financing.

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

The area is a semi-arid near coastal terrain with the Atlantic Ocean approximately 25 kilometers east of the property. The elevation of the concession is between 125 and 200 meters above sea level. The terrain is mostly relatively flat and gently rolling ranch land, although the project is cut by cliffs, box canyons, arroyos and slopes with talus cover. There is no mining infrastructure on the property. An electric power transmission line is located about 5 kilometers from the property, while a natural gas pipeline running north-south is located 14 kilometers west of the property. Because of the lack of infrastructure in the project area, no high volume water pumping has occurred in the area. Water may be available from wells, as shallow wells have been used for livestock, but exploration drilling has encountered abundant water at depths of 50 to 100 meters.

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

All gold equivalent values are calculated using a 60:1 silver:gold ratio. This ratio is derived from the approximate ratio of long-term gold and silver prices, and is intended as a relative guide and does not take into account short-term fluctuations in the gold and silver prices. It also assumes metallurgical recoveries and net smelter returns at 100%.

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
D
U

VEIN INTERCEPTS

| HOLE | Au g/t | Ag g/t | Width metres |
|---|---|---|---|
| RCH 3 | 7.53 | 279.0 | 2.0 |
| PO 36 | 14.12 | 499.0 | 1.0 |
| PO 37 | 5.1 | 151.0 | 3.0 |
| PO 38 | 4.84 | 202.0 | 4.0 |
| RCH 1 | 5.21 | 173.0 | 3.0 |
| PO 39 | 39.79 | 2727.0 | 1.9 |
| PO 40 | 4.0 | 17.0 | 0.8 |
| RCH 6 | 4.01 | 35.5 | 2.0 |
| RCH 5 | 17.8 | 89.0 | 1.0 |
| PO 41 | 7.03 | 50.0 | 2.0 |
| PO 48 | 5.52 | 7.5 | 4.0 |
| | 7.26 | 2.25 | 2.0 |

Blind Vein Area – 2 drill holes tested a 1 kilometer long linear resistivity high-chargeability high anomaly located 100 meters south of the Principal Vein. One previous drill hole RCH-13 intersected 1.9 g/t gold and 17.7 g/t silver over a core length of 5 meters in an epithermal vein on the eastern end of the anomaly. The new holes, one drilled beneath hole RCH-13 and one a step out 70 meters to the west (holes PO51 and PO52 respectively), intersected the vein structure but with only low gold values.

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

Sample Quality Assurance/Quality Control Protocol

Samples are collected in the field by our qualified field personnel with sample details noted and entered into Portal’s corporate data base. In the case of reverse circulation samples, the cuttings are recovered by cyclones provided by the drill contractor with two representative samples recovered on site. The samples are labeled, with one sample stored in a secure facility on site, and the other delivered into the custody of Alex Stewart International Laboratories, an internationally recognized analytical company. Alex Stewart transports their sample to their full service laboratory located in Mendoza, Argentina. For diamond drilling, the core is received from the drillers by our qualified field staff for transport to the field facility where it is split into two halves utilizing a diamond saw. One half of the core is then maintained on site for reference, while the other is delivered to Alex Stewart for transport to their full service laboratory in Mendoza.

Samples are analyzed for gold by fire assay using a 50 gram subsample and by 39 element ICP-AR analytical technique for silver, base metals and other elements. As all of  Portal’s projects are still at an exploration stage, Portal relies on the QC/QA procedures of the analytical laboratory which relies on reassaying of every 10th sample as a measure of precision as well as use of internal standards for accuracy. In the event that the Company advances one of it’s projects to the stage of defining a resource or a reserve, additional internal controls using blanks and standards will be instigated in order to verify the validity of the laboratory’s internal controls.

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

As of June 30, 2006, the Company has expended $2,022,825 on the Arroyo Verde property.

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

Location and Access

The concessions lie within an area that measures 150 kilometers north-south by 10 to 40 kilometers east-west. Total area of the mining rights is approximately 181,353 hectares (approximately 700 square miles). The project is located in central Mendoza province approximately 300 km south of the provincial capital of Mendoza. The city of San Rafael is located approximately 20 km east of the project area. Access is provided by a network of government maintained paved and gravel roads throughout the area. There is no mining related infrastructure on project, and power and water are both readily available in the project area.

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

Budget for the Anchoris exploration program in the San Rafael project for 2007 is estimated to be US$855,000 allocated as follows:

US$

Geophysical IP survey 12 kilometers @ US$1250/km

15,000

Phase II Drilling

RC drilling 7000 meters @ US$120/meter

840,000

Total

855,000

As of June 30, 2006, the Company has expended a total of $580,017 on the San Rafael property.

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

Critical Accounting Policies and Estimates

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form that basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

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

The Company reviews capitalized costs on its mineral rights on a periodic basis, and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the rights or from the sale of the rights.  Management’s assessment of the right’s estimated current fair market value is also based upon a review of other similar mineral rights transactions that have occurred in the same geographic area as that of the rights under review.

Stock-based compensation

The Company accounts for stock options at fair value pursuant to CICA Handbook section 3870, which establishes standards for recognition, measurement and disclosure of stock-based compensation and other stock-based payments.  The Company periodically grants share purchase options to directors, employees and service providers and uses the Black-Scholes option-pricing model to estimate a value for these options.  This model, and other models that are used to value options, require inputs such as expected volatility, expected life to exercise and interest rates.  Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

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

#

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

6.

SHARE CAPITAL

Authorized

100,000,000 Common Shares without par value

100,000,000 Preferred shares issuable in series

Issued

	Number	Amount

Balance – June 30, 2003	2,320,000	$ 245,748

Private placements	4,170,000	942,500
On exercise of options	30,000	5,400
On acquisition of Portal BVI	2,000,000	200,000
Share issue costs	-	(35,551)
Balance – June 30, 2004	8,520,000	1,358,097

Private placements	2,224,943	1,668,707
On exercise of options	54,000	10,420
Fair market value of stock options exercised	-	1,341
Share issue costs	-	(69,104)
Balance – June 30, 2005	10,798,943	$ 2,969,461

Private placement (i) (ii)	9,390,000	6,144,250
On exercise of warrants	384,471	346,024
On exercise of options	166,400	55,954
Fair market value of stock options exercised	-	18,625
Finders fees (i)	148,225	74,113
Share issue costs	-	(431,302)
Balance – June 30, 2006	20,888,039	$ 9,177,125

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

At June 30, 2006, the weighted average remaining life of the outstanding options is 3.11 years (2005 – 3.99 years)

.

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

Portal Resources Ltd.

Registrant

Dated: April 3, 2007	Signed: /s/ Bruce Winfield
Bruce Winfield, President, CEO and Director

#