Form 20-F
period 2007-06-30
Portal Resources Ltd.
filed 2008-01-15
CIK 1326910

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[     ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2007

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.                                           21,759.539 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___     No   xxx

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

Index to Exhibits on Page 76

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

Gamma Log - A type of survey that records the amount of radiation in the surrounding rock.

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

National Instrument 43-101 (NI 43-101) – A rule developed by the Canadian Securities Administrators (CSA) and administered by the provincial securities commissions in Canada that governs how issuers disclose scientific and technical information about their mineral projects to the public. It covers oral statements as well as written documents and websites. It requires that all disclosure be based on advice by a "qualified person" and in some circumstances that the person be independent of the issuer and the property.

A qualified person (QP) as defined in NI 43-101 as an individual who:

a)

is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;

b)

has experience relevant to the subject matter of the mineral project and the technical report; and

c)

is a member in good standing of a professional association.

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

Roll Front Deposit - A sandstone uranium deposits formed in an aquifer through which uranium bearing groundwater flows. The uranium and other metals dissolved in the ground water precipitate out of the ground water and forms a uranium deposit. Roll front deposits are most typically mined by in-situ methods.

Sandstone - A medium-grained sedimentary rock composed of abundant rounded or angular fragments of sand size set in a fine-grained matrix and more or less firmly united by a cementing material

Sedimentary - Formed by the deposition of sediment or pertaining to the process of sedimentation.

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

U3O8 - Triuranium Octaoxide, the oxide form of uranium that is the most common chemical form found in nature and is commercially mined for its uranium metal content.

Vein – a thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Volcanics – those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1

Company Officers and Directors

Name	Position	Business Address
Bruce Winfield	President, CEO and Director	Suite 750 – 625 Howe Street Vancouver, B.C. V6C 2T6
Christine West	Chief Financial Officer and Corporate Secretary	Suite 750 – 625 Howe Street Vancouver, B.C. V6C 2T6
Alex Boronowski	Vice-President, Exploration	Suite 750 – 625 Howe Street Vancouver, B.C. V6C 2T6
Gary Nordin	Director	Suite 750 – 625 Howe Street Vancouver, B.C. V6C 2T6
Mark T. Brown	Director	325 Howe Street Suite 410 Vancouver, B.C. V6C 1Z7
David N. Hottman	Chairman & Director	Suite 750 – 625 Howe Street Vancouver, B.C. V6C 2T6
Frank Wheatley	Director	5168 Redonda Drive North Vancouver, B.C. V7R 3K3

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

SELECTED FINANCIAL DATA

The selected financial data of the Company for the Years Ended June 30, 2007, 2006, and 2005 were derived from the financial statements of the Company which have been audited by Devisser Gray, Chartered Accountants, as indicated in its audit reports which are included elsewhere in this Annual Report. The financial data for the years ended June 30, 2004 and June 30, 2003 has also been derived from the financial statements of the Company as audited by Devisser Gray, although the financial statements and audit report are not included in this Annual Report.

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

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	6/30/07	6/30/06	6/30/05	6/30/04	6/30/03

Revenue	$0	$0	$0	$0	$0
Interest Income	$106	$33	$3	$3	$3
Net Income (Loss)	($1,877)	($1,094)	($735)	($225)	($48)
Net Income (Loss) Per Share	$(0.09)	($0.08)	($0.08)	($0.05)	($0.02)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	21,183	13,868	9,445	4,386	2,320
Working Capital	$726	$4,700	$519	$543	$161
Mineral Properties	$5,683	$2,602	$1,544	$576	$0
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$6,503	$7,338	$2,105	$1,127	$161
Total Assets	$7,007	$7,726	$2,347	$1,203	$166
US GAAP Net Loss	($4,957)	($2,153)	($1,703)	($801)	($48)
US GAAP Loss Per Share	($0.23)	($0.16)	($0.18)	($0.22)	($0.04)
US GAAP Wtg. Avg. Shares	21,183	13,868	9,445	3,666	1,200
US GAAP Equity	$820	$4,735	$561	$551	$161
US GAAP Total Assets	$1,324	$5,123	$803	$627	$166
US GAAP Mineral Properties	$0	$0	$0	$0	$0

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

Table No. 3

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/06	$1.13	$1.17	$1.10	$1.17
Year Ended 12/31/05	$1.21	$1.27	$1.16	$1.17
Year Ended 12/31/04	$1.28	$1.40	$1.19	$1.20
Year Ended 12/31/03	$1.39	$1.58	$1.29	$1.29
Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52

Three Months Ended 9/30/07	$1.04	$1.08	$1.00	$1.00
Three Months Ended 6/30/07	$1.08	$1.16	$1.06	$1.06
Three Months Ended 3/31/07	$1.17	$1.19	$1.15	$1.15
Three Months Ended 12/31/06	$1.14	$1.17	$1.12	$1.17
Three Months Ended 9/30/06	$1.12	$1.14	$1.11	$1.12
Three Months Ended 6/30/06	$1.11	$1.17	$1.10	$1.12
Three Months Ended 3/31/06	$1.15	$1.17	$1.13	$1.17
Three Months Ended 12/30/05	$1.17	$1.20	$1.15	$1.17
Three Months Ended 9/30/05	$1.19	$1.24	$1.16	$1.16
Three Months Ended 6/30/05	$1.25	$1.27	$1.21	$1.23
Three Months Ended 3/31/05	$1.23	$1.26	$1.20	$1.21
Three Months Ended 12/31/04	$1.22	$1.24	$1.19	$1.20

November 2007		$1.00	$0.92	$1.00
October 2007		$1.00	$0.95	$0.95
September 2007		$1.06	$1.00	$1.00
August 2007		$1.08	$1.05	$1.06
July 2007		$1.07	$1.04	$1.07
June 2007		$1.07	$1.06	$1.06

The exchange rate was $1.00 on November 30, 2007.

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

Mineral Operations are Subject to Market Forces Outside of the Company’s Control

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing.  These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand.  One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of the operation and threaten its continuation.

The Company’s Has Mineral Exploration Operations in Argentina Whose Economy has a Historic Lack of Stability and High Inflation and Which Could Have a Negative Effect on the Company’s Operations and Valuation

Many of the Company’s mineral exploration properties are located in Argentina whose economy has recently suffered problems including high inflation and unemployment rates, large external debt, budget deficits, and negative growth rates. The lack of a stable economic climate could have a negative effect on the Company’s operations and could lead to the Company being unable to exploit, or losing outright, its properties. This would have a negative effect on the Company’s valuation.

New Argentinean Provincial Laws May Restrict Certain Types of Mining Related Activities

The Argentine Province of Mendoza has recently passed Law No. 7722 which bans the use of certain chemical substances used in mineral processing, including cyanide, sulfuric acid and mercury. These chemicals are primarily used for the extraction of gold and other metals. Several other Argentinean Provinces have also recently enacted laws intended to restrict certain types of mining operations. These regulations may require obtaining permits or other authorizations for certain activities, or may prohibit certain types of mining altogether.  These restrictions may have a negative effect on the Company’s operations, including any potential development of the Company’s properties located in Mendoza Province.

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

The Company is Subject to Substantial Environmental Requirements

In connection with its operations and properties, the Company is subject to extensive and changing environmental legislation, regulation and actions. These regulations carry additional responsibilities for the Company as well as its Officers, Directors and Employees. Mineral companies active in Argentina are subject to both the Argentinean Mineral Code and the Environmental Protection Mining Code, as well as mining and environmental legislation which may be enacted on a Argentinean Provincial level. In the United States, mineral companies are subject to environmental laws on the Federal, State, and local levels. These regulations may require obtaining permits or other authorizations for certain activities.  These laws and regulations may also limit or prohibit activities on certain lands lying within certain types of areas, that provide habitat for certain species or other protected areas.

The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted.  The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. The recent trend includes, without limitation, laws and regulations relating to air and water quality, spills, releases and emissions, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may; necessitate significant capital outlays; may materially affect the Company’s results of operations and business; or may cause material changes or delays in the Company’s intended activities.

Risks Relating to the Financing of the Company

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

The Company Operates in a Foreign Country and is Subject to Currency Fluctuations which could have a Negative Effect on the Company’s Operating Results

While engaged in the business of exploring mineral properties, all of the Company’s operations are located in Argentina and the United States which makes it subject to foreign currency fluctuation as the Company’s accounts are conducted in Canadian dollars while most expenses are numerated in United States dollars or Argentine Pesos. Such fluctuations may have adversely affected the Company’s financial positions and results.  Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

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

The Company has a Dependence Upon Key Management Employees, the Absence of Which Would Have a Negative Effect on the Company’s Operations

The Company strongly depends on the business and technical expertise of its management and key personnel, including President and Chief Executive Officer Bruce Winfield, Chairman David Hottman, Director Gary Nordin, and Vice-President of Exploration Alex Boronowski.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations.

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

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against The Company or Its Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in Canada under the laws of British Columbia. All of the Company’s directors and officers are residents of Canada and many of the Company’s assets and its subsidiaries are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

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

Facsimile: (604) 629-1930

E-Mail: info@portalresources.net

Website: www.portalresources.net

The Contact person in Vancouver is Bruce Winfield, President and CEO.

The Company currently pays for its executive office space and administrative services under an Agreement with Nevada Pacific Gold Ltd. (“Nevada Pacific”) dated May 25, 2004, which was amended on May 1, 2007. Nevada Pacific pays for all costs associated with the staffing, supplying and operation of the office, while Portal agrees to pay a portion of the costs. The agreement runs through February 28, 2008. A copy of the amended agreement has been filed with this 20-F Annual Report.

The Company's fiscal year ends June 30th.

The Company's common shares trade on the TSX Venture Exchange under the symbol "PDO".

The authorized share capital of the Company consists of 100,000,000 common shares and 100,000,000 preferred shares. As of June 30, 2007, the end of the most recent fiscal year, there were 21,759,539 common shares and no preferred shares issued and outstanding.

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

The Company presently has two wholly owned subsidiaries; Portal de Oro (B.V.I.) Ltd., a company incorporated under the laws of the British Virgin Islands, which has one wholly owned subsidiary, El Portal de Oro, S.A., a company incorporated under the laws of Argentina; and Portal Resources US Inc., a company incorporated under the laws of the State of Colorado.

Currently, the Company conducts mineral exploration activities in Argentina and the United States and its assets are located in Argentina, the United States, and Canada.

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

In February 2007, the Company announced that it had assembled the Tiger Uranium project consisting of six cateos totaling over 26,000 hectares in the Sierra Pintada Uranium district. The project is held under the two existing San Rafael project agreements.

In April 2007, through an agreement with Consolidated Pacific Bay Minerals Ltd., an unrelated public company, Portal has the right to earn a 60% interest in the Cerro Solo uranium joint venture of 3 concessions totaling 30,000 hectares located in Chubut Province, Argentina. Under the agreement, the Company is required to pay a total of US$145,000 cash on or before April 20, 2010, and expend an aggregate of US$1,200,000 in exploration expenditures on the property on or before April 20, 2011, to earn a 60% interest in Consolidated Pacific Bay’s concessions. The Company also acquired 9 concessions totaling over 53,000 hectares by staking which together with the Cerro Solo joint venture brings the la Pampa uranium project to a total area of over 83,000 hectares. In October 2007, the Company applied for an additional three cateos of 10,000 hectares each (30,000 hectares total) in Chubut Province adjacent to the existing La Pampa property claims.

In June 2007, Portal entered into an option agreement to earn an initial 60% interest in the Slick Rock Uranium exploration project in San Miguel County, Colorado. Under the agreement, the Company issued 100,000 common shares and must pay US$101,000 cash on or before June 22, 2009, and expend an aggregate of US$445,000 by June 22, 2010, with a minimum expenditure of US$100,000 required in each year. Portal can earn an additional 15% interest (for a total of 75%) in the project through the expenditure of an additional US$250,000 on exploration over the following two years.

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

Business Overview

All of the Company’s mineral exploration operations are located in Argentina and the United States, while the administrative operations and offices are located in Canada. The Company and all of its properties are at the exploration stage. There is no assurance that a commercially viable mineral deposit is present on any of the Company’s properties, and additional exploration is required before it is determined if any property is economically and legally viable.

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

The mineral exploration operations of the Company are subject to regulation by several government agencies at the Federal, Provincial/State, and local levels. A description of these regulations in Argentina as they pertain to the Company’s operations is given below. Management believes it is in compliance with all current requirements and does not anticipate any significant changes to these regulations which will have a material effect on the Company’s operations.

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

Currency:

The nuevo peso argentino (now Argentine peso, equal to 10,000 australs) was introduced in January 1992, at an exchange rate of 1 peso = U.S.$1. The peg to the dollar was abandoned in February 2002 and the currency is allowed to float. The exchange rate as of November 30, 2007 was approximately 3.15 pesos/US dollar.

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

Description of Mining and Exploration Permits

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

Recently, several Provinces have passed laws which are designed to restrict certain types of mining operations within those Provinces. These laws include Mendoza Province’s Law No. 7722, which prohibits the use of several types of chemical substances, including cyanide, sulfuric acid, and mercury, in mining activities. Many companies involved in the Argentinean mining industry believe these Provincial laws are unconstitutional on several grounds. A group of plaintiffs, including Portal, have  filed suit against the Province of Mendoza challenging the constitutionality of Law No. 7722. Management believes the new legislation will likely be modified in accordance with world standard environmental, social, and sustainability guidelines for mining activities.

Mineral Properties

The Company currently operates in the mineral exploration sector. The Company’s properties are located in Argentina and the United States, and all are at the exploration stage. The individual mineral projects are described below.

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

Under the agreement between Portal and Ruben Davicino (the “Vendor”), the Company can earn a 100% interest, subject to a 2% NSR, in the project by paying the Vendor US$210,000 over the following schedule:

Milestone	Due Date of Payment	Amount

Within 60 days of the signing of a letter of intent	October 18, 2003	US$1,000 (Paid)
On Signing of a Formal Agreement	November 28, 2003	US$4,000 (Paid)
6 months from signing of Formal Agreement	May 1, 2004	US$5,000 (Paid)
12 months from signing of Formal Agreement	December 1, 2004	US$20,000 (Paid)
24 months from signing of Formal Agreement	December 1, 2005	US$40,000 (Paid)
36 months from signing of Formal Agreement	December 1, 2006	US$60,000 (Paid)
48 months from signing of Formal Agreement	December 1, 2007	US$80,000 (Paid)

The Company must also pay the Vendor a preproduction royalty upon the earlier of either the completion of a feasibility study, or December 1, 2008. The preproduction royalty is to be calculated at the rate of US$1.00 per ounce of gold in the measured and indicated resource categories, with a minimum payment of US$100,000 and a maximum payment of US$250,000. The Vendor also retains a 2% NSR which will be paid after the recovery of the preproduction royalty payment by the Company. The Company can purchase 1% of the NSR from the Vendor at any time for US$1,000,000.

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

Basement and Cretaceous units do not outcrop within the property area. Gravel cover, semi-consolidated and occasionally cemented, forms an alluvial fan deposit. Gold and silver mineralization occurs in felsic volcanics, which occasionally outcrop or occur as slope debris however, sediments, vegetation and soil cover hide most of the bedrock except in the elevated areas. In the lower lying areas of the property, alluvial gravels almost completely hide the bedrock with rare rhyolite domes and uplifted fault blocks. This gravel cover is known to be up to 40 meters thick in places.

Gold and silver is hosted in low sulphidation vein and stockwork type mineralization within a series of rhyolite domes in the northern portion of the property.  Molybdenum-copper-lead-zinc occurs as volcanic and intrusive hosted porphyry style mineralization in the Refugio-Porvenir area in the southern portion of the property.

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

The survey outlined possible extensions under shallow cover to the known Arroyo Verde rhyolite dome complex, 2.5 kilometers to the south and 2.0 kilometers to the north. The survey identified four east-west trending resistivity high anomalies over strike lengths of 1,600 to 2,600 meters. These anomalies parallel the vein mineralization in the Principal and Northwest vein zones and were thought to be blind vein structures. The survey also identified a second potential rhyolite dome, the Porvenir Dome, with associated resistivity high anomalies 16 kilometers to the south of the Arroyo Verde dome complex in an area of shallow gravel cover. The lines run from the known Arroyo Verde rhyolite dome area to the Refugio-Porvenir volcanic-intrusive hosted mineralization to the south outlined the large chargeability Refugio-Porvenir anomaly, along a 6 kilometer strike length.

Follow-up exploration in late 2004/early 2005 outlined a total of 6 veins within the Arroyo Verde rhyolite dome area. These included 3 veins in the Northwest Vein area known as “A”, “B”, and “C” veins. The area is characterized by wispy vein and vein stockworks surrounded by hematite and silica alteration, and was interpreted to be the top of an epithermal vein system.

In March 2005, the Company initiated a new phase of exploration within the Main Dome vein system and Refugio-Porvenir stockwork areas. This phase included an Induced Polarization Resistivity geophysical program consisting of 32.5 line kilometers of Pole-Dipole survey and 56.5 line kilometers of Gradient Array survey to identify drill targets. The survey also included additional mapping, trenching, and sampling of the known vein occurrences. This work was followed by a 4000 meter drill program of both reverse circulation (“RC”) and diamond drilling in the Main Dome vein system area. A total of seven holes were completed on the Principal vein, and outlined two “shoots” of gold-silver mineralization.

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

South Dome Area – Drill holes tested a 1 kilometer by 2 kilometer resistivity-high and chargeability-high anomaly.  The results from drilling in the South Dome area were discouraging.  Drilling encountered low-grade gold-silver quartz bearing structures within the area.  Of academic interest was the discovery of base metal sulphides hosted in breccias and crystalline drusy quartz veins within the porphyry rhyodacites in contact with metamorphic basement rock.  Drilling has determined that this mineralized structure trends northwest-southeast and  occurs from section 3800E to 3525E as defined in drill holes PO-69, PO-74, PO-77 and PO-85.   The most significant mineralization was encountered in PO-69, which intersected forty-five meters, from 115 to 160 metres, assaying 0.60% Zn, 0.26% Pb, 0.09% Cu, 9.58 gpt Ag and included is a 12 metre interval from 132 m to 144 m. that assayed 1.19% Zn, 0.45% Pb, 0.19% Cu and 20 gpt silver.  The mineralization may be related to a porphyry system at depth which may be the source of the mineralization or supplied the heat which mobilized the mineralization from the metamorphic basement into the structural openings.

Refugio-Porvenir Molybendum Porphyry  - is located 16 km. southwest of the Principal Dome.  The hidden intrusive is of a monzogranite-rhyolite porphyry type, which is covered by Silurian age sandstones and rhyolitic ignimbrites.  The presence of the target was originally suspected owing to the large hydrothermal alteration covering approximately 6.0 km. by 3.5 km. and the occurrence of numerous mineralized rocks and geochemical anomalous lead, zinc, copper and molybdenum values within soil and rock samples.  Later an IP geophysical survey identified a strong chargeability anomaly measuring approximately 3.0 km. by 2 km. at a depth within 150 to 300 meters of surface. Mineralization consisting of minor lead–zinc–copper ± barite and molybdenum occurs within quartz-sulphide bearing stringers and stockwork within a porphyry monzogranite in contact with an overlying rhyolite ignimbrite and sandstone.

During Fiscal 2007, the Phase II combined reverse circulation-diamond drill program at Arroyo Verde was completed to follow up the successful results from the calendar 2005 exploration program. The program was designed to: test the Principal Vein 100 to 125 meters vertically below the 2005 drill intersections; follow up on the initial three holes drilled in the strong high resistivity-high chargeability geophysical South Dome Anomaly; and to test the large 4 kilometer by 7 kilometer Refugio-Porvenir high chargeability geophysical anomaly.

On the Principal Vein, 12 combined RC-Diamond Drill holes totaling 2,822 meters were drilled over a strike length of 700 meters to a depth of 300 meters on 50 to 100 meters spacings. In the western portion, nine drill holes outlined a higher-grade section along a strike of 400 meters on surface to a vertical depth of 125 meters. Below the 125 meter level, the higher grade zone narrows to 100 meters. In addition, 5 drill holes intersected a new Hanging Wall (“HW”) vein south of the Principal Vein (“PV”) along a strike length of 150 meters, with a width from 0.45 to 4.00 meters grading from 1.4 to 9.1 g/t gold and 31.1 to 316 g/t silver. However, drilling to test the depth extension of the Principal Vein, from a vertical depth of 250 to 300 meters, was unsuccessful in extending the higher grade mineralization below 220 meters vertically in depth. The holes intercepted a wide hydrothermal breccia zone up to 10 meters in width with narrow banded epithermal veins in widths of 0.5 to 1.0 meters and grades ranging from 0.10 to 5.2 g/t gold equivalent (Gold Equivalent (Au Eq.) calculated using a silver:gold ratio of 60:1 and assuming all metallurgical recoveries and net smelter returns are 100%.

On the Refugio-Porvenir Porphyry/Breccia Area, located 16 kilometers southwest of the Main Dome and  Principal Vein, mapping and sampling defined coincident phyllic to argillic alteration haloes and geochemical anomalies in lead, barium, molybdenum and silver, further consistent with a large buried mineralized porphyry system. A total of eight widely spaced RC holes were drilled on 375 to 1,500 meter spacings to a depth of 136 to 765 meters within the large high chargeability IP geophysical anomaly. The drilling confirmed the presence of a large, well mineralized porphyry system with a flat lying zone of quartz molybdenite stockwork mineralization from 70 to 200 meters thick along the intrusive contact. The best mineralization in hole PO-54 consisted on long intervals of molybdenum mineralization, including 176 meters from 284 to 400 meters grading 0.031% molybdenum and 56.15 meters from 655 to 711.5 meters trading 0.034% molybdenum. The quartz-molybdenite mineralized stockwork has been traced over a strike length of over 1,500 meters that is open and strengthening to the south where the IP chargeability anomaly extends south of Hole PO-54 in excess of 1,000 meters.

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

Planned Exploration and Budget 2007

The Company intends to commission an independent consultant to prepare an NI-43-101 compliant report which will form the basis of a resource calculation of the mineralized zones in the Principal Vein and Hanging Wall Veins.

In the Refugio-Porvenir molybdenum porphyry system, the 3 kilometer by 7 kilometer high chargeability IP anomaly has not been fully tested and warrants further drilling. Portal is actively seeking a joint-venture partner to further explore the Refugio-Porvenir porphyry system, and intends to maintain the claims and option agreements in good standing. The Company will also obtain the necessary permitting to allow a joint-venture partner to conduct an exploration program.

Budget for the Arroyo Verde project for 2008 is estimated to be US$60,000 allocated as follows:

Permitting	$10,000
Report Writing	25,000
Resource Calculation	25,000
Total	$60,000

As of June 30, 2007, the Company has expended $3,839,209 on the Arroyo Verde property.

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

Under the first agreement, known as the San Pedro Agreement, the Company can earn a 100% interest in a series of mining rights by making cash payments totaling US$830,000 over 7 years under the following schedule:

Due Date of Payment	Amount ($US)

On signing of agreement	$ 30,000 (Paid)
On or before June 18, 2005	$ 20,000 (Paid)
On or before June 18, 2006	$ 30,000 (Paid)
On or before June 18, 2007	$ 40,000 (Paid)
On or before June 18, 2008	$ 50,000
On or before June 18, 2009	$ 60,000
On or before June 18, 2010	$ 200,000
On or before June 18, 2011	$ 200,000
On or before June 18, 2012	$ 200,000
Total	$ 830,000

Under the second agreement, known as the Minera Rio de la Plata Agreement, the Company can earn a 100% interest in a series of mining rights by making payments totaling US$265,000 over 5 years under the following schedule:

Due Date of Payment	Amount ($US)

On signing of agreement	$ 15,000 (Paid)
On or before April 9, 2005	$ 15,000 (Paid)
On or before April 9, 2006	$ 15,000 (Paid)
On or before April 9, 2007	$ 50,000 (Paid)
On or before April 9, 2008	$ 70,000
On or before April 9, 2009	$ 100,000
Total	$ 265,000

Under the Minera Rio de la Plata agreement, the Company is obligated to make the initial three annual payments of US$15,000 (US$45,000 total). Should the Company wish to develop up to four areas as defined in the agreement during the term of the option, it must pay the sum of US$50,000 for each area so designated. The Company would then form a new 100% owned subsidiary to which the mining rights in that designated area would be transferred. The new subsidiary would be subject to a 15% to 20% net profits interest to the optioner. The Company has the right to purchase 10% of the net profits interest at any time for the sum of US$1,000,000.

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

Current and Anticipated Exploration

The San Rafael Project is an early-stage exploration project except for the more advanced Anchoris copper-gold porphyry system which is described as a separate project below. The Project also includes the newly defined Tiger Uranium Project as also described separately below. The Company has completed processing of the new generation satellite images of the project area to highlight alteration assemblages associated with the two known types of mineralization in the area. This work has shown that both the epithermal as well as the copper-gold porphyry systems have distinctive alteration signatures. Using these as guidelines combined with compilation of regional government sampling, the Company has identified over 40 altered and potentially mineralized target areas. These anomalous areas are currently being assessed through a systematic program of initial geological mapping and sampling, with trenching and geophysical programs on priority targets.

Portal’s planned exploration programs involve work such as surface mapping, sampling, geophysics, trenching and drilling. To carry out this type of work program requires filing and approval of an exploration level environmental permit with the provincial authorities which must be updated and reapproved at a minimum of every two years. No bonds or guaranties are required to be posted by the company. The permits have been obtained for the ongoing Stage 1 exploration. The recently enacted Mendoza Provincial Law 7722, which bans the use of certain chemicals in extractive enterprises, does not have any immediate impact on the Company’s planned Stage 1 exploration on the San Rafael claims.

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

In November 2006, the Company initiated a Phase 1 drill program consisting of an estimated 2,500 meters of RC drilling on the La Totora, La Julia and San Pedro zones. These holes will be drilled to a depth of 400-500 meters. This Phase I program was completed December 19th with 2572 meters drilled in the La Totora (3 holes), San Pedro (2 holes) and La Julia zones (2 holes). In the La Totora zone, Hole AN8A intersected 87 meters grading 0.33% copper, 0.10 g/t gold and 0.065% molybdenum from 175 to 265 meters. Drill hole AN14 located 1,200 meters south of AN8A in the central portion of the La Tortora zone intersected a strongly argillic altered porphyry with disseminated pyrite and chalcopyrite mineralization and quartz veinlets with pyrite and chalcopyrite over 168 meters from 196 to 364 meters, and remains open at depth. Included in this hole was a section of 65 meters grading 0.37% copper and 0.07 g/t gold from 210 to 277 meters Hole AN9 drilled a further 800 meters to the southeast intersected silicified and pyrtic volcanics and intrusive from 51 to 380 meters but with only weakly anomalous copper values. In the San Pedro – La Julia zones, drilling intersected a strongly phyllic altered porphyry zone with disseminated pyrite. However, only one hole, AN13, the western most hole, intersected anomalous copper values averaging 0.113% copper over 83 meters from 297 to 380 meters, with the zone open at depth.

Planned Exploration and Budget

Based on the success of the 2007 exploration program, the Company has filed for an environmental permit application for a Phase III drill program of approximately 5 holes to further test the La Totora zone as well as test additional portions of the La Julia-San Pedro zones. The program will emphasize a deep 800 meter drill hole to test the 200 meter wide zone of copper-gold porphyry stockwork system in the La Tortora zone which has a presently defined strike length in excess of 1,200 meters.

Budget for the Anchoris exploration program in the San Rafael project for 2008 is estimated to be US$375,000 allocated as follows:

Phase III Drilling
RC drilling of 2,500 meters @ US$150/meter	US$375,000

As of June 30, 2007, the Company has expended a total of $1,477,757 on the San Rafael property.

Tiger Uranium Project

The Tiger Uranium Project is located within the San Rafeal Project in Mendoza Province, Argentina. The claims are currently held under the same option agreements as the San Rafael claims.

The project is at the exploration stage and does not contain proven mineral reserves.

Location and Access

The project is located approximately 30 kilometers southwest of the city of San Rafael and consists of six mining concessions totaling over 26,000 hectares within the Sierra Pintada Uranium District. Access is provided by state maintained paved and gravel roads. Both power and water are available in the project area. The topography is moderate, with elevations in the range of 900 to 1,200 meters in a predominantly dry climate. Winters are mild, which allows for exploration throughout the year.

Exploration History

The Sierra Pintada District hosts the past producing open pit Sierra Pintada heap leach uranium deposit, which is owned by the Argentinean federal government corporation Comision Nacional de Energia Atomica (“CNEA”). Portal’s claims lie adjacent to the Sierra Pintada mine claims, and the Company has defined six separate target areas over a total strike length of 20 kilometers covering the southern, eastern, western and fault extensions of the favorable sandstone formation that hosts the Sierra Pintada mine. La Caverna, the highest priority target, lies on the southern boundary of the Sierra Pintada mine claims in the southern fold closure of the anticline structure hosting Sierra Pintada uranium mineralization. Closely spaced drill holes on 50 to 100 meter centers are present on both sides of the Sierra Pintada-Portal claim boundary within shallowly dipping, red, hematized magnetic sandstones which historically host the best mineralization in the deposits. The second priority target is located 2 kilometers east of the Sierra Pintada deposit and is underlain by thick shallowly dipping sandstone exposures on the eastern limb of the anticline structure. Target areas 3 to 6 represent up thrown fault extensions of the favorable sandstone units. Red hematized sandstones with shallow dips are poorly exposed under thin alluvial cover along a potential strike of 6 to 10 kilometers and the target areas can be easily tested with radiometric spectrometer, surveying and shallow drilling.

Planned Exploration and Budget

Permitting has been initiated for an exploration program on the six target areas. The first target will be immediately to the south of the Sierra Pintada mine in the zone of closely spaced holes previously drilled by CNEA. This drill program will consist of approximately 50 drill holes averaging 150 meters in depth.

Budget for the Tiger exploration program is estimated to be US$1,125,000 allocated as follows:

Phase I Drilling
RC drilling of 7,500 meters @ US$150/meter	US$1,125,000

As of June 30, 2007, the Company has expended $61,239 on the Tiger Uranium Project.

La Pampa Uranium Project

The La Pampa Project is located in Chubut Province, Argentina. The Company currently has a 100% interest in 53,000 hectares, and has a right to earn a 60% interest in an additional 30,000 hectares known as the Cerro Solo joint venture.

The project is at the exploration stage and does not contain proven mineral reserves.

How Acquired

The initial nine mining concessions totaling 53,000 were acquired by the Company by staking. Portal has a 100% interest in these concessions.

Under an agreement dated April 20, 2007 between the Company and Consolidated Pacific Bay Minerals Ltd, an unrelated public company, Portal has the option to earn a 60% interest in three additional mining concessions totaling 30,000 hectares known as the Cerro Solo joint venture by paying US$145,000 over 3 years and expending US$1,200,000 in exploration over 4 years under the following schedule:

Due Date of Cash Payment	Amount ($US)

On signing of agreement	$ 15,000 (Paid)
On or before April 20, 2008	$ 30,000
On or before April 20, 2009	$ 50,000
On or before April 20, 2010	$ 50,000
Total	$145,000

Exploration Expenditures	Cumulative Amount ($US)

On or before April 20, 2008	$ 150,000
On or before April 20, 2009	$ 400,000
On or before April 20, 2010	$ 800,000
On or before April 20, 2011	$1,200,000

Location and Access

The project is located in central Chubut Province, Argentina. The area is relatively flat with good road access, and is amenable to year-round exploration with the exception of one or two months during particularly severe winters.

Regional and Property Geology

The property is located within the Cretaceous aged San Jorge sedimentary basin, which comprises sedimentary rocks of the Chubut Group. Roll-front style uranium mineralization occurs preferentially within the Los Adobes Formation of coarse grained fluvial sandstone and conglomerate units 90 to 150 meters in thickness representing ancient river channels . Several uranium deposits are known within the district, including Los Adobes and Cerro Condor, which were discovered and mined in the 1970’s, and the Cerro Solo deposit, which was defined by CNEA during the same period. Portal’s 100% owned claims lie approximately 40 to 80 kilometers southwest of CNEA’s Cerro Solo project, while the Cerro Solo joint venture between the Company and Consolidated Pacific Bay Minerals lies 30 kilometers east of CNEA’s Cerro Solo project.

Exploration History

Based on government airborne radiometric surveys in the region, exploration conducted by other companies in the 1970’s concentrated on the follow up of government airborne radiometric surveys. This work, combined with drilling that was conducted along strike from mineralization exposed on surface, discovered the known uranium deposits in the area.

Portal’s nine 100% owned concessions cover strong airborne radiometric anomalies along a north south trending portion of the Los Adobes Formation sandstones 45 kilometers long by 15 kilometers wide. On the Cerro Solo joint venture claims, work has shown that they are in part underlain by the Los Adobes Formation and are crossed by a paleo-channel trend which is known to host uranium mineralization.

Planned Exploration and Budget

The process to register the claims and obtain concessions has been initiated by the Company. Once the concessions are received, surface access agreements with the various landowners will be concluded and exploration can be conducted in those areas that are presently inaccessible. This work will include geological mapping, trenching, radiometric surveying, radon gas surveying, and geophysical surveys, all of which will help define target areas for drill testing. Once drill targets have been identified, reverse circulation drilling will be conducted, with the initial program expected to consist of 15 RC holes at a depth of between 100 and 150 meters each.

Budget for the La Pampa exploration program is estimated to be US$500,000 allocated as follows:

Exploration Work	$200,000

Phase I Drilling
RC drilling of 2,000 meters @ US$150/meter	$300,000
TOTAL	$500,000

As of June 30, 2007, the Company had expended $171,636 on the La Pampa property.

Slick Rock Uranium Project

The Slick Rock Uranium Project consists of approximately 419 hectares located in 3 claim groups in San Miguel County, Colorado, United States. The Company has a right to earn an initial 60% interest in the property, and can earn an additional 15% interest (75% total) through additional exploration expenditures.

The project is at the exploration stage and does not contain proven mineral reserves.

THOMPSONS DISTRICT
GATEWAY DISTRICT
Moab
MOAB DISTRICT
UTAH
COLORADO
PARADOX DISTRICT
URAVAN DISTRICT
Energy Fuels Resources Mill
MARAL PROPERTY
SLICK ROCK DISTRICT
Monticello
UC MILL
Blanding
Colorado
River
Dolores
River
Miguel
River
Big Gypsum
Creek
Disappointment
Creek
109°30'
109°00'
108°30'
38°30'
38°00'
37°30'
LEGEND
Maral Property
Uravan Mineral Belt
0 to 1,000 tons of ore
1,000 to 50,000 Tons of Ore
>50,000 Tons of Ore
KILOMETRES
0 5 10 15 20
PORTAL RESOURCES LTD.
SLICK ROCK URANIUM DISTRICT
URAVAN MINERAL BELT
DATE: August, 2007
FIGURE:

How Acquired

Under an agreement dated June 22, 2007 between the Company and Maral LLC (“Maral”), the Company was granted an option to earn an initial 60% in the property by issuing 100,000 common shares of Portal (issued) and making cash payments totaling US$101,000 within two years under the following schedule:

Due Date of Cash Payment	Amount ($US)

On signing of agreement	$ 51,000 (Paid)
On or before June 22, 2008	$ 25,000
On or before June 22, 2009	$ 25,000
Total	$ 101,000

Portal must also expend an aggregate of US$445,000 on exploration on the property by June 22, 2010, with a minimum of US$100,000 expended in each year. Once Portal meets the requirements as set out above, the two companies will form a new joint-venture company (“Newco”) to hold the respective interests in the property. Portal can earn a further 15% interest in the joint venture (for a total interest of 75%) by expending an additional US$250,000 on exploration over the following two years.

Upon Portal earning a 75% interest in Newco, Maral will have a 60 day period to elect in writing to contribute pro rata to fund further Newco expenditures to maintain its 25% interest in Newco, or suffer dilution of its interest.  If either party dilutes to less than a 10% working interest in Newco, that party’s interest will be converted to a 2% net proceeds royalty of which 1% can be purchased for US$1,000,000 by the majority partner.

A portion of the property comprising approximately 634.5 acres, known as the Calliham Leases, are subject to a 6% Net Mill Return royalty.

Location and Access

The project consists of both private fee land and Bureau of Land Management claims in the Slick Rock Mining District in San Miguel County, Colorado, which is located in the southwest portion of the state adjacent to the Utah border. The area is a historical mining district with both past production and current exploration projects in close proximity to the Company’s property interest. Infrastructure for mineral exploration is readily available in the area.

Regional and Property Geology

The property is located in the Slick Rock District of the Uravan Mineral Belt, a historic uranium and vanadium producing area. The majority of the Uravan’s historical production is from sandstone hosted roll-front deposits. Within the Slick Rock District, most of the known deposits are hosted within the Saltwash Member of the Morrison Formation, a relatively coarse, cross bedded sandstone representing river channel fill deposits. The earliest uranium production in the area was from smaller deposits exposed in the walls of major canyons, but since the 1970’s, exploration shifted to the plains and Saltwash hosted blind deposits, which typically occur at depths of 600 feet or greater.

Exploration History

Uranium and vanadium have been commercially produced from the Uravan Mineral Belt since at least 1936. The Company’s three claim groups which make up the Slick Rock property are aligned along a southwestern trend approximately 11 kilometers long. Situated around the property are several past producing mines, and active exploration projects.

Planned Exploration and Budget

The Company is obtaining permits for a planned exploration program beginning in calendar 2008. This program is expected to consist of 15 rotary holes averaging 200 meters in depth. The holes are designed to test zones on the property of previous close spaced drilling that are believed to have been drilled to test for uranium mineralization along the historically productive mineralized trend. This rotary drilling will be followed up by downhole geophysical logging to determine U3O8 equivalent grade of mineralization and physical characteristics of the stratigraphy for further exploration.

Budget for the Slick Rock exploration program is estimated to be US$525,000 allocated as follows:

Phase I Drilling
Rotary drilling of 3,500 meters @ US$150/meter	$525,000

As of June 30, 2007, the Company had expended $133,518 on the Slick Rock Property.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 9 to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.00 as of November 30, 2007.

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

Results of Operations

Year Ended 6/30/07 vs. Year Ended 6/30/06

During the year exploration continued at the Arroyo Verde Project, including additional testing of the Principal Vein and a new program on the Refugion molybdenum-copper porphyry system discovered on the southern portion of the property. At the Anchoris Project, results were released from the 2200 meter reverse circulation drill program. The Company also acquired interests in, and began exploration on, 3 uranium exploration projects, including the Tiger and La Pampa projects in Argentina, and the Slick Rock project in Colorado.

The net loss for the year was ($1,877,224), or ($0.09) per common share, compared to a loss of ($1,094,757) or ($0.08) per share, in the year ended June 30, 2006. The higher net loss was due to higher expenses due to increased corporate activity and the acquisition of new mineral exploration projects. Large increases in expenses occurred in Accounting and Audit, which rose to ($70,248) from ($55,051); Legal, which increased to ($40,182) from ($14,725) as the Company acquired new exploration properties in the current year; Amortization rose to ($23,105) from ($17,929), and Bank Charges and Interest rose to ($42,738) from ($17,530); Foreign Exchange was a loss of ($63,218) compared to ($28,525) as rates of exchange continued their unfavorable trends; Investor Relations expense increased to ($454,750) from ($225,147) due to management attending additional investor conferences and engagement of a European investor relations firm; Office and Miscellaneous rose to ($140,206) from ($68,055) due to additional administrative activity to support property exploration and new project acquisition; Travel rose to ($44,530) from ($25,046), and Project Investigation Costs increases to ($44,071) from ($7,343), which were related to the investigation and acquisition of interests in the uranium properties; Rent rose to ($30,831) from ($19,746) due to the increases in the office lease agreement; and Stock-based Compensation totaled ($340,206) compared to ($138,606) as there were more stock options vesting during the year. The Company also had Foreign Asset Tax of ($35,489) in the current fiscal year, which is a tax charged against current assets in Argentina for those businesses not subject to income taxes. The Company also wrote-off the Valuation Allowance of Foreign Added Tax Credit (IVA) of ($395,631) compared to the write-off of ($143,807) in the prior year. There was no write-off of Unproven Mineral Rights in the current year compared to the write off of ($80,130) in the prior year, although Amounts Receivable totaling ($15,291) were written of as uncollectible in the current year.

Interest Income increased to $106,674 compared to $33,123 in the prior year due to higher cash balances and higher rates of return on cash and cash equivalents.

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

Liquidity and Capital Resources

The Company’s working capital position at June 30, 2007 was $726,003, including cash and cash equivalents of $1,069,730. At the close of the most recent fiscal period ended September 30, 2007, the Company’s working capital position was $4,970,869, including cash and cash equivalents of $5,025,491, due to the closing of a private placement in July 2007 of 7,887,000 common shares which had proceeds of $5,126,550.  The Company’s current working capital is anticipated to be sufficient to meet its current and anticipated obligations, including the funding of its mineral exploration programs, for the remainder of fiscal 2008.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years.

Table No. 4

Common Share Issuances

Fiscal Year Ended June 30	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2003	None

2004	Private Placement	1,000,000	$0.15	$ 150,000
	Private Placement	3,170,000	0.25	792,500
	Exercise of Options	30,000	0.18	5,400
	Acquisition of Portal de Oro (B.V.I.) Ltd.	2,000,000	0.10

2005	Private Placement	1,456,000	$0.75	$ 1,092,000
	Private Placement	768,943	0.75	576,707
	Exercise of Options	44,000	0.18	7,920
	Exercise of Options	10,000	0.25	2,500

2006	Private Placement	6,755,000	$0.50	$3,377,500
	Private Placement	2,635,000	$1.05	$2,766,750
	Exercise of Options	166,400	Various	$55,954
	Exercise of Warrants	384,471	$0.90	$346,024

2007	Acquisition of Resource Property	100,000	$0.78
	Exercise of Warrants	759,000	Various	$569,250
	Exercise of Options	12,500	Various	$8,300

2008	Private Placement	7,887,000	$0.65	$5,126,550
to date	Exercise of Options	5,000	$0.52	$2,600

For fiscal 2008, the Company has budgeted US$2,585,000 for exploration work on its Arroyo Verde and San Rafael-Anchoris projects. The type of work, timing, and amount of funds required in future periods is not currently known as they will be dependent upon the results of the current year’s exploration work.

Fiscal Year Ended 6/30/2007

At the close of the fiscal year, the Company’s working capital was $726,003 compared to $4,700,770 as of June 30, 2006. During the year, Operating Activities used cash of ($1,704,195), which included the net loss for the year of ($1,877,224). Items not involving cash included Stock-based Compensation of $340,206; Write-off of Amounts Receivable of $15,291, and Amortization of $23,105. Changes in Non-cash Working Capital include increase in Amounts Receivable of ($39,838), increase in Prepaid Expenses of ($11,304), decrease in Accounts Payable and Accrued Liabilities of ($157,664), and increase of Due to Related Parties of $3,233. Investing Activities used cash of ($2,816,215), including Expenditures on Mineral Properties of ($2,732,966), and Purchase of Equipment and Software of ($83,249). Financing Activities provided cash of $624,912. Exercise of Common Share Warrants provided cash of $569,250, Option Exercise provided cash of $8,300, and Common Shares Subscriptions Received provided cash of $59,800. Share Issue Costs related to the above issuances used cash of ($12,438).

During fiscal 2007 the Company had no private placements of its common shares. During the year, the Company issued 759,000 common shares pursuant to the exercise of common stock warrants for cash proceeds of $569,250, and issued 12,500 common shares pursuant to the exercise of options for cash proceeds of $8.300. 100,000 common shares were reserved for issuance for resource property acquisition at a deemed price of $0.78 per share.

Cash and cash equivalents at the end of the fiscal year totaled $1,069,730, an decrease of $3,895,498 during the year.

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

Under U.S. GAAP, the Company expensed ($3,080,517) in fiscal 2007, ($1,138,789) in fiscal 2006, and ($968,150) in fiscal 2005.

Escrow Shares

Under Canadian GAAP, shares held in escrow that are contingently issuable are included in the calculation of loss per share. Under U.S. GAAP, these shares are excluded until the shares are released from trading. As of June 30, 2005, all contingencies were met and the escrow shares were not excluded from the calculation of loss.

The reader is advised to consult Portal’s audited annual financial statements for the year ended June 30, 2007, particularly Note 9, for quantification of the differences.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as noted in Note 9 to the financial statements.  The value of the Canadian Dollar in relationship to the US Dollar was $1.00 as of November 30, 2007.

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

Table No. 5

Contractual Obligations

As of June 30, 2007

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating Lease Commitments	$70,585	$70,585	Nil	Nil	Nil

The Company’s Operating Lease Commitment is an obligation under a lease for corporate offices in Vancouver that is in effect until February 28, 2008.

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of 12/15/07 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are residents and citizens of Canada.  The anticipated date of expiry of the current term for directors will be the 2008 Annual General Meeting, which is anticipated to be held in December 2008.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Bruce Winfield	60	March 15, 2004
Mark T. Brown (1)	39	August 14,2000
Gary Nordin	60	March 15, 2004
David Hottman (1)	46	August 14, 2000
Frank Wheatley (1)	48	May 4, 2004

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

Table No. 7 lists, as of 12/15/07, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
Bruce Winfield	President and CEO	60	March 15, 2004
Christine West	CFO and Corporate Secretary	42	November 25, 2005
Alex Boronowski	Vice President, Exploration	59	September 1, 2007

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

Christine West has been a Certified General Accountant since 2003 and has 9 years experience in the mining/resource industry.  From May 2004 to present she has been employed with Nevada Pacific Gold Ltd. and is currently their Corporate Controller.  Concurrent to her employment with Nevada Pacific Gold Ltd, she had been acting as Controller for Portal until being named CFO of Portal in November 2005.  From 1997 to 2004 Ms. West was employed by Pacific Opportunity Capital Ltd, a private company which provides small and medium sized companies with financial, equity and management solutions, where she held the position of Manager, Client Services and was responsible for the financial reporting and cash management and control for various public and private clients in a variety of industries.  Ms. West devotes approximately 15% of her time to Company affairs.

Alex Boronowski is a geologist with over 30 years of experience in exploration, development and production of both precious and industrial metal deposits. He received his B.Sc. in Geology from the University of British Columbia in 1970. He has held staff and management positions in both exploration and operating mines, both in North America and Internationally. He is a former Manager, Business Development for Eldorado Gold Corporation, and jointly identified and conducted the initial development of two industrial mineral deposits which are being developed by Polaris Minerals Corporation. Mr. Boronowski will devote approximately 100% of his time to Company affairs.

Gary Nordin is a geologist with over 35 years of experience in exploration and development of gold and metals deposits. He holds a B.Sc. in Geology (Honors) from the University of Alberta. He is a founder and former Director and Vice President Exploration of Bema Gold Corporation from 1982 to 1989, and from 1990 to 2001 he was a founder and Director and Vice President Exploration of Eldorado Gold Corporation where he was responsible for property evaluation as well as exploration and development of the company’s gold projects and mines. Since 1989, he has been President of Discovery Resource Corp, a private mineral exploration company. He also currently serves as a Director of Canasil Resources, a mineral exploration company traded on the TSX Venture Exchange, and as a Director of Polaris Minerals Corp, a mineral exploration company traded on the TSX Exchange.  He devotes approximately 15% of his time to the Company’s affairs.

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He also is a former and current officer and director of other public companies. His current officer and directorships include: Chief Financial Officer of Almaden Minerals, a resource exploration company traded on the TSX and American Stock Exchanges; a Director of Ameriplas Holdings, a plastics manufacturer traded on the TSX Venture Exchange; a Director of Animas Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer and Director of Rare Element Resources, a mineral exploration company traded on the TSX Venture Exchange; a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange; Director of Sutter Gold Mining Inc., a mineral exploration company traded on the TSX Venture Exchange; Director and Chief Financial Officer of G4G Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; Director of Mediterranean Resources Ltd., a mineral exploration company traded on the TSX Exchange; and a Director of Rockhaven Resources Ltd., traded on the Canadian Trading and Quotations Systems (CNQ). Mr. Brown devotes approximately 5% of his time to Company affairs.

David Hottman has over 17 years of experience in the mineral exploration and mining sector in both management and in corporate finance. He was a founder and Director of HRC Development and Eldorado Gold Corporation and was responsible for business development for Bema Gold, HRC Development and Eldorado. He was a founder, Director and Chairman of Nevada Pacific Gold Ltd., a gold mining company from 1997 to its acquisition by US Gold Corp in 2007. He currently serves as a director of 540 Capital Corp, a capital pool company traded on the TSX Venture Exchange. Mr. Hottman devotes approximately 20% of his time to the Company’s affairs.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company’s shareholders’ approved a formal stock option plan for the granting of incentive stock options during the most recently completed fiscal year. An amendment to the formal stock option plan was approved by shareholders at the Annual General Meeting held on December 14, 2007. Refer to ITEM #10, "Stock Options".

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Year	Salary	Options Granted	Other Compensation
Bruce Winfield, President, CEO and Director (1)	2007 2006 2005	$ 89,500 $ 84,000 $ 84,000	225,000 25,000 50,000	$ 4,267 $ 3,006 $ 2,788

Christine West, Chief Financial Officer and Corporate Secretary	2007 2006 2005	None None None	35,000 45,000 20,000	None None None

Gary Nordin, Vice-President, Exploration and Director (1)	2007 2006 2005	$ 36,000 $ 36,000 $ 36,000	200,000 25,000 50,000	$ 4,267 $ 3,006 $ 2,788

Mark T. Brown, Director and former Chief Financial Officer (2)	2007 2006 2005	None None None	141,400 None 25,000	$ 1,219 $ 1,765 $ 6,382

David Hottman, Chairman & Director (1)	2007 2006 2005	$ 36,583 $ 36,000 $ 33,000	200,000 25,000 50,000	$ 160 None None

Frank Wheatley, Director	2007 2006 2005	None None None	100,000 25,000 25,000	None None None

Fontaine Wong, Former Director (3)	2005	None	None	None

(1)

Other Compensation for Bruce Winfield, Gary Nordin and David Hottman are benefit obligations paid by the Company.

(2)

Mark Brown’s other compensation is administrative consulting fees paid to Pacific Opportunity Capital, a private consulting firm for which Mr. Brown is President and a director.

(3)

Fontaine Wong resigned as a director on May 9, 2005.

No funds were set aside or accrued by the Company during Fiscal 2007 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

A copy of the current Audit Committee Charter was included in the Company’s Management Information Circular dated October 29, 2007 which was filed in the Company’s Form 6-K dated November 30, 2007.

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

Staffing

The Company currently has 11 employees and 3 executive officers. Ten employees are located in Argentina and consist of 1 Exploration Manager, 1 Senior Geologist, 2 Junior Geologists, 5 Geological Assistants, and 1 Secretary.  One employee, who handles corporate communications, is located in Vancouver.

The Company shares an office with, and pays for certain administrative functions to be performed by, Nevada Pacific Gold Ltd. Nevada Pacific Gold was formerly a related company due to directors in common. However, since Nevada Pacific’s acquisition by US Gold in March 2007, it has ceased to be a related party.

Mineral Exploration is conducted by employees, as well as outside contractors under the supervision of Company personnel.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 9 lists, as of 12/15/2007, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Bruce Winfield (1)	1,483,500	4.92%
Common	Christine West (2)	78,750	0.26%
Common	Alex Boronowski (3)	230,000	0.77%
Common	Gary Nordin (4)	934,000	3.10%
Common	Mark T. Brown (5)	269,500	0.90%
Common	David Hottman (6)	1,503,000	4.99%
Common	Frank Wheatley (7)	247,700	0.83%

	Total Directors/Officers	4,746,450	14.96%

(1)

Of these shares, 500,000 represent currently exercisable share purchase options.

(2)

Of these shares, 78,750 shares represent currently exercisable share purchase options.

(3)

Of these shares, 200,000 represent currently exercisable share purchase options. An additional 100,000 options will vest during calendar 2008.

(4)

Of these shares, 100,000 common shares are owned by Discovery Resource Corporation, a private company beneficially owned by Gary Nordin, and 475,000 represent currently exercisable share purchase options.

(5)

Of these shares, 50,000 are owned in Spartacus Management Inc., a private company which is beneficially owned by Mark T. Brown, and 195,000 represent currently exercisable share purchase options.

(6)

Of these shares, 428,600 represent currently exercisable share purchase options.

(7)

Of these shares, 200,000 represent currently exercisable share purchase options..

Based upon 29,651,539 shares outstanding as of 12/15/07, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table Number 14, “Stock Options Outstanding” below.

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

On 12/15/07, the shareholders' list for the Company's common shares showed 34 registered shareholders, including depositories, and 29,651,539 shares issued and outstanding. Of the total registered non-depository shareholders, 14 are resident in Canada holding 1,335,000 common shares, 11 shareholders are resident in the United States holding 1,715,000 common shares, and 8 shareholders are resident in other nations, holding 2,432,165 common shares. After researching the beneficial holders represented by the common shares held by depositories, the Company believes that it has about 500 shareholders resident in Canada holding approximately 21,127,434 common shares, representing 71.25% of the common shares issued and outstanding; 19 shareholders resident in the United States holding approximately 2,101,290 common shares, or 7.09% of the common shares issued and outstanding; and 50 shareholders resident in other countries, holding approximately 6,422,815 common shares, or 21.66% of the issued and outstanding common shares.

The Company is aware of two persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of 12/15/07, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Pinetree Resource Partnership	3,000,000	10.12%
Common	Kalahari Desert Foundation	1,630,000	5.50%

Based on 29,651,539 common shares outstanding as of 12/15/2007 and stock options and warrants held by each beneficial holder exercisable within sixty days.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

During Fiscal 2007, the Company paid Nevada Pacific Gold Ltd., a public company with directors David Hottman and Gary Nordin in common, $121,207 (FY 2006 - $77,610; FY 2005 - $63,828) for shared rent, human resources, and office services. As of June 30, 2007, the Company owed Nevada Pacific Gold Ltd. an aggregate of $Nil (FY 2006 - $Nil; FY 2005 - $5,423). Nevada Pacific ceased to be a related party in March 2007.

The Company paid or accrued to pay Pacific Opportunity Capital, a private company with Mark T. Brown as a and director in common, an aggregate of $1,219 (FY 2006 - $1,765; FY 2005 - $6,382) for fees and expense reimbursements. As of June 30, 2007, the Company owed Pacific Opportunity Capital an aggregate of $Nil (FY 2006 - $Nil; FY 2005 - $803).

As of June 30, 2006, the Company owed certain directors and aggregate of $3,233 (FY 2006 - $Nil; FY 2005 - $5,108) for expense reimbursements.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report.  The audit report of De Visser Gray, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Since the date of the Company’s most recent audited financial statements dated June 30, 2006, the Company completed the private placement of 7,887,000 common share units at a price of $0.65 per unit, with each unit consisting of one common share and one-half common share purchase warrant, with each full warrant exercisable at $0.85 per share until July 20, 2008. Gross proceeds from the placement was $5,126,550.

Legal Proceedings

In June 2007, the Governor of Mendoza, Province, Argentina, gave approval to new legislation, Law No. 7722, which prohibits the use of certain chemical substances by the mining industry within the Province of Mendoza. The new legislation prohibits the use of sulfuric acid, cyanide and other such toxic substances which are primarily used to exact gold and other metals from ore. Portal management believes that the legislation is unconstitutional and was implemented primarily for political reasons in advance of national and provincial elections held in October 2007. Therefore, the Company, as well as a number of other mining companies and mining oriented groups in the Province in Mendoza, is a plaintiff in a lawsuit against the Government of Mendoza challenging the constitutionality of the new mining law.

The Company knows of no other material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any other material proceeding or pending litigation.  The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Dividends

The Company has not declared any dividends on its common shares since inceptions and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings, if any, for use in its operations and the expansion of its business.

Item 9.  Offer and Listing of Securities

As of June 30, 2007 the authorized capital of the Company consisted of 100,000,000 Common Shares without par value and 100,000,000 Preferred Shares without par value.  There were 21,759,539 Common Shares and no Preferred Shares issued and outstanding as of June 30, 2007.

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

Table No. 11 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending November 2007;

•

each of the last twelve fiscal quarters ending the three months ended September 30, 2007; and

•

each of the last five fiscal years ending June 30, 2007.

The Company commenced trading under the name “Gateway Enterprises Ltd.” on May 28, 2001. From September 23, 2002 until March 17, 2004, the Company’s shares were suspended from trading by the TSX Venture Exchange for review, approval and completion of the Company’s Qualifying Transaction as per TSX-V Capital Pool Company regulations.

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

November 2007	$0.41	$0.33	$0.33
October 2007	$0.52	$0.40	$0.42
September 2007	$0.52	$0.42	$0.45
August 2007	$0.69	$0.37	$0.42
July 2007	$0.78	$0.52	$0.56
June 2007	$0.82	$0.65	$0.76

Three Months Ended 9/30/07	$0.78	$0.37	$0.45
Three Months Ended 6/30/07	$0.90	$0.60	$0.76
Three Months Ended 3/31/07	$0.94	$0.45	$0.72
Three Months Ended 12/31/06	$0.58	$0.32	$0.50

Three Months Ended 9/30/06	$0.67	$0.39	$0.51
Three Months Ended 6/30/06	$1.53	$0.48	$0.59
Three Months Ended 3/31/06	$1.17	$0.55	$1.17
Three Months Ended 12/31/05	$0.65	$0.52	$0.57

Three Months Ended 9/30/05	$0.73	$0.59	$0.62
Three Months Ended 6/30/05	$0.90	$0.55	$0.63
Three Months Ended 3/31/05	$1.05	$0.75	$0.86
Three Months Ended 12/31/04	$0.90	$0.56	$0.78

Fiscal Year Ended 6/30/07	$0.94	$0.32	$0.76
Fiscal Year Ended 6/30/06	$1.53	$0.48	$0.59
Fiscal Year Ended 6/30/05	$1.05	$0.40	$0.63
Fiscal Year Ended 6/30/04	$1.25	$0.62	$0.62
Fiscal Year Ended 6/30/03	$0.17	$0.08	$0.08

Table No. 12 lists, as of 12/15/07, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
3,943,500	$0.85	July 18, 2008

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

During Fiscal 2007, the Company had no private placements of its common shares. The Company issued 759,000 pursuant to the exercise of common share purchase warrants for proceeds of $569,250, and issued 12,500 common shares pursuant to the exercise of options for proceeds of $8,300. The Company also reserved 100,000 common shares at a deemed price of $0.78 per share for resource property interests.

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

Upon approval of the Company’s Qualifying Transaction, a total of 3,690,000 common shares were placed into escrow. Their release from escrow is based upon a schedule agreement between the Company, its escrow agent, and the individual owners of the common shares. The release schedule for the shares was as follows:

Date of Release	Percentage of Shares to be Released

March 15, 2004 (Closing Date)	10%
September 15, 2004	15%
March 15, 2005	15%
September 15, 2005	15%
March 15, 2006	15%
September 15, 2006	15%
March 15, 2007	15%

Total	100%

As of June 30, 2007, there were no common shares remaining in escrow.

Shares Issued for Assets Other Than Cash

On March 15, 2004, the Company issued 2,000,000 common shares at a deemed price of $0.10 per share in relation to the acquisition of Portal de Oro (B.V.I) Ltd. On February 3, 2006, the Company issued 148,225 common share units, with each consisting of one common share and one common share purchase warrant, as Finder’s Fees for a private placement. During the fiscal year ended June 30, 2007, the Company reserved 100,000 common shares for property interests.

Shares Held By Company

-No Disclosure Necessary-

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

Under a Stock Option Plan approved by shareholders at the Company’s Annual and Extraordinary General Meeting held on December 10, 2004 and amended at the Company’s Annual and Extraordinary General Meetings held on December 5, 2006 and at the Company’s Annual General Meeting held on December 14, 2007, stock options may be issued to qualified Officers, Directors, Employees and Consultants. The number of common shares reserved for issuance under the Plan is 4,447,730. The number of shares reserved for issue may not exceed 15% of the common shares outstanding at the time of the grant. These options may be granted from time to time, provided that stock options in favor of any one individual who is an insider or associate of an insider may not exceed 5% of the issued and outstanding common shares, while grants to any one consultant may not exceed 2% of the issued and outstanding common shares.

The exercise prices for stock options are determined in accordance with TSX Venture Exchange guidelines and reflect the closing price of the Registrant's common shares immediately preceding the day on which the Directors grant the stock options and the maximum term of each stock option does not exceed five years from the date of grant.

A complete copy of the Company’s Stock Option Plan is included in the Company’s Management Information Circular for the Annual and Extraordinary General Meeting held on December 10, 2004 which has been filed as an exhibit to Portal’s 20-F Registration Statement. The details of the Amended Stock Option Plan is included in the Company’s Management Information Circular for the Annual and Extraordinary General Meeting held on December 14, 2007 which was filed in Form 6-K on EDGAR on November 30, 2007.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 14 as of 12/15/2007, as well as the number of options granted to Directors and all employees as a group.

Table No. 14

Stock Options Outstanding

Name	Number of Shares of Common Stock	CDN$ Exercise Price	Expiration Date

Bruce Winfield, President, Chief Executive Officer, and Director	200,000 50,000 25,000 225,000	$0.25 0.86 0.70 0.52	March 15, 2009 April 14, 2010 January 20, 2011 December 5, 2011

Christine West, Chief Financial Officer and Corporate Secretary	10,000 33,750 35,000	$0.77 0.70 0.52	December 23, 2009 January 20, 2011 December 5, 2011

Alex Boronowski, Vice President, Exploration	25,000 75,000 200,000	$0.75 0.52 0.70	October 18, 2011 December 5, 2011 June 6, 2012

Gary Nordin, Director	200,000 50,000 25,000 200,000	$0.25 0.86 0.70 0.52	March 15, 2009 April 14, 2010 January 20, 2011 December 5, 2011

David Hottman, Chairman and Director	153,600 50,000 25,000 200,000	$0.25 0.86 0.70 0.52	March 15, 2009 April 14, 2010 January 20, 2011 December 5, 2011

Mark T. Brown, Director	28,600 25,000 141,400	$0.25 0.86 0.52	March 15, 2009 April 14, 2010 December 5, 2011

Frank Wheatley, Director	50,000 25,000 25,000 100,000	$0.25 0.86 0.70 0.52	March 15, 2009 April 14, 2010 January 20, 2011 December 5, 2011

Employees/ Consultants/ Former Directors	50,000 50,000 3,750 100,000 80,000 205,000 75,000	$0.75 0.77 0.70 0.85 0.75 0.52 0.79	June 18, 2009 December 23, 2009 January 20, 2011 March 21, 2008 October 18, 2011 December 5, 2011 June 19, 2012

Total Officers and Directors	2,177,350

Total Employees/ Consultants/Former Directors	563,750

Total Officers/Directors/ Employees and Consultants	2,741,100

Pursuant to the Company’s Stock Option Plan as approved by shareholders on December 10, 2004, all stock options granted under the Plan will vest under the following schedule:

25% Three months following the award date

25% Six months following the award date

25% Nine months following the award date

25% Twelve months following the award date

Under the Plan:

a)

200,000 options were granted on June 6, 2007 with an expiration date of June 6, 2012. As of December 15, 2007, 100,000 of these options have vested with 50,000 options to vest on March 6, 2008, and 50,000 options to vest on June 6, 2008.

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

Material Contracts

1.

Under an agreement between the Company and Nevada Pacific Gold Ltd. dated May 25, 2004, the Company agreed to share office space and related expenses with Nevada Pacific Gold, including Rent, Furniture, Office Supplies, Office Equipment, and Computer Software. The Company also agreed to share administrative support services, which requires the Company to pay up to 15% of each support person’s salary. A copy of this contract was filed as an exhibit to the Company’s 20-F Registration Statement.

2.

Under an agreement dated November 4, 2003 between the Company, certain security holders of the Company, and Pacific Corporate Trust Company, the certain holders agreed to deposit common shares in an escrow account pursuant to the policies of the TSX Venture Exchange. A copy of this contract was filed as an exhibit to the Company’s 20-F Registration Statement.

3.

Under an agreement dated April 20, 2007 between the Company and Consolidated Pacific Bay Minerals Ltd., an unrelated public company, Consolidated Pacific Bay granted Portal the right to earn a 60% interest in the La Pampa uranium project located in Chubut Province, Argentina. Under the agreement, the Company is required to pay a total of US$145,000 cash on or before April 20, 2010, and expend an aggregate of US$1,200,000 in exploration expenditures on the property on or before April 20, 2011, to earn a 60% interest in Consolidated Pacific Bay’s concessions. A copy of this agreement has been filed as an exhibit to this 20-F Annual Report.

4.

Under an agreement dated June 22, 2007, between Portal and Maral LLC, Maral granted the Company the option agreement to earn an initial 60% interest in the Slick Rock Uranium exploration project located in San Miguel County, Colorado. Under the agreement, the Company issued 100,000 common shares to Maral and must pay US$101,000 cash on or before June 22, 2009, and expend an aggregate of US$445,000 by June 22, 2010, with a minimum expenditure of US$100,000 required in each year. Portal can earn an additional 15% interest (for a total of 75%) in the project through the expenditure of an additional US$250,000 on exploration over the following two years. A copy of this agreement has been filed as an exhibit to this 20-F Annual Report.

5.

Under an agreement dated May 1, 2007 between the Company and Nevada Pacific Gold Ltd., the Company agreed to sublease approximately 3,926 square feet of office space from Nevada Pacific through February 28, 2007. A copy of this agreement has been filed as an exhibit to this 20-F Annual Report.

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

Statement by Experts

The Company’s auditors for its financial statements as at June 30, 2007, 2006 and 2005 was DeVisser Gray, Chartered Accountants. Their audit report is included with the related financial statements in this Annual Report.

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

Item 16B.  Code of Ethics

The Company has not adopted a written ”code of ethics” that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that the compliance with existing Canadian standards and procedures, including the regulations to which it subject under Canadian securities laws as a reporting issuer as a company listed on the TSX Venture Exchange, are adequate for its immediate purposes. The board is evaluating the adoption of a code of ethics during the 2008 fiscal year.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray to the Company are included in the following table.

Table No. 15

Principal Account Fees and Services

Type of Service	Fiscal Year 2007	Fiscal Year 2006

Audit Fees	$18,500	$10,500
Audit Related Fees	$ 1,000	$ 1,150
Tax Fees	$ 1,200	-
All Other Fees	-	-
Total	$20,700	$11,650

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

Audited Financial Statements

Independent Auditors Report, dated October 22, 2007.

Balance Sheets at June 30, 2007 and 2006.

Statements of Operations for the years ended June 30, 2007, 2006, and 2005.

Statements of Cash Flows for the years ended June 30, 2007, 2006, and 2005.

Consolidated Statements of Deferred Expenditures on Unproven Mineral Rights for the years ended June 30, 2007 and 2006.

Notes to Financial Statements

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS (cont.)

(B)  Index to Exhibits:

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws (Previously Filed)

2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A

4. Material Contracts

        A)   Copy of the Shared Office Agreement Between the Company and Nevada Pacific Gold dated May 25, 2004. (Previously Filed)

        B)    Copy of the Escrow Agreement between the Company and Pacific Corporate Trust Company dated November 4, 2003. (Previously Filed)

        C)        Copy of the Option Agreement between the Company and Consolidated Pacific Bay Minerals Ltd regarding La Pampa uranium project, dated April 20, 2007.

        D)       Copy of the Option Agreement between Portal and Maral LLC regarding the Slick Rock Uranium exploration project located in San Miguel County, Colorado dated June 22, 2007.

        E)    Copy of the sublease agreement for office space between the Company and Nevada Pacific Gold Ltd. dated May 1, 2007

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

PORTAL RESOURCES LTD.

Consolidated Financial Statements

June 30, 2007

June 30, 2006

June 30, 2005

(An exploration stage company)

Portal Resources Ltd.	Trading Symbol: PDO
Head Office: Suite 750 – 625 Howe Street	Telephone: 604-629-1929
Vancouver, British Columbia, Canada V6C 2T6	Facsimile: 604-629-1930

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements and the information contained in the management discussion and analysis have been prepared by the management of the Company.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management’s best estimates based on currently available information.  A system of internal accounting control is maintained to provide reasonable assurance that financial information is accurate and reliable.

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

“Bruce Winfield”	“Christine West”
Bruce Winfield,	Christine West
President and CEO	Chief Financial Officer
Vancouver, Canada	Vancouver, Canada
October 25, 2007	October 25, 2007

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Portal Resources Ltd.

We have audited the consolidated balance sheets of Portal Resources Ltd. as at June 30, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended June 30, 2007. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2007 and 2006 and the results of its operations and cash flows for each of the years in the three-year period ended June 30, 2007 in conformity with Canadian generally accepted accounting principles.

“DeVisser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

October 22, 2007

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements.  Although we conducted our audits in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated October 22, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

“DeVisser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

October 22, 2007

PORTAL RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

As at June 30,

(stated in Canadian dollars)

	2007	2006

Current
Cash and cash equivalents	$1,069,730	$4,965,228
Amounts receivable	42,661	18,114
Prepaid expenses	117,118	105,814
	1,229,509	5,089,156

Equipment and software (Note 3)	94,609	34,465
Unproven mineral rights (Note 4)	5,683,359	2,602,842

	$7,007,477	$7,726,463

Current
Accounts payable and accrued liabilities	$ 500,273	$ 388,386
Due to related parties (Note 8)	3,233	-
	503,506	388,386

Share capital (Note 5)	9,823,918	9,177,125
Shares subscribed	59,800	-
Contributed surplus (Note 5)	636,998	300,473
Deficit	(4,016,745)	(2,139,521)
	6,503,971	7,338,077

	$ 7,007,477	$ 7,726,463

Approved by the Board of Directors:

“Mark T. Brown”	“David Hottman”
Mark T. Brown, Director	David Hottman, Director

See notes to the consolidated financial statements

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the years ended June 30,

(stated in Canadian dollars)

	2007	2006	2005

	$	$	$

Revenue	-	-	-

Expenses
Accounting and audit	70,248	55,051	41,583
Amortization	23,105	17,929	10,171
Bank charges and interest	42,738	17,530	11,267
Consulting and management fees	22,875	17,841	30,390
Foreign asset tax	35,489	-	-
Foreign exchange	63,218	28,525	(706)
Interest income	(106,674)	(33,123)	(3,391)
Investor relations	454,750	225,147	109,064
Legal	40,182	14,725	20,180
Office and miscellaneous	140,206	68,055	44,790
Rent	30,831	19,746	19,746
Project investigation	44,071	7,343	8,995
Salaries and benefits	203,089	247,636	243,971
Stock-based compensation (Note 5)	340,206	138,606	103,026
Travel	44,530	25,046	33,366
Transfer agent and filing fees	17,438	20,763	17,446
Write-off of unproven mineral rights	-	80,130	-
Write-off of amounts receivable	15,291	-	-
Valuation allowance for foreign value added Tax credit (IVA)	395,631	143,807	45,640

	1,877,224	1,094,757	735,538

Net loss for the year	(1,877,224)	(1,094,757)	(735,538)

Deficit – beginning of year	(2,139,521)	(1,044,764)	(309,226)

Deficit – end of year	(4,016,745)	(2,139,521)	(1,044,764)

Loss per share (Note 2)	$ (0.09)	$ (0.08)	$ (0.08)

Weighted average number of common shares outstanding	21,183,935	13,868,125	9,445,368

See notes to the consolidated financial statements

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30,

(stated in Canadian dollars)

	2007	2006	2005

	$	$	$

Cash provided by (used for):
Operating Activities
Net loss for the year	(1,877,224)	(1,094,757)	(735,538)
Items not involving cash:
Stock-based compensation	340,206	138,606	103,026
Write-off of unproven mineral properties	-	80,130	-
Write-off of amounts receivable	15,291	-	-
Amortization	23,105	17,929	10,171

	(1,498,622)	(858,092)	(622,341)

Changes in non-cash working capital:
Amounts receivable	(39,838)	(13,682)	9,942
Prepaid expenses	(11,304)	(89,294)	(10,457)
Accounts payable and accrued liabilities	(157,664)	156,905	187,380
Due to related parties	3,233	(10,532)	(21,358)

	(1,704,195)	(814,695)	(456,834)

Investing Activities
Purchase of equipment and software	(83,249)	(10,425)	(43,968)
Expenditures on unproven mineral rights	(2,732,966)	(1,138,789)	(968,150)

	(2,816,215)	(1,149,214)	(1,012,118)

Financing Activities
Shares issued for cash	-	6,144,250	1,679,127
On warrant exercise	569,250	346,024	-
On option exercise	8,300	55,954	-
Shares subscribed	59,800	-	-
Share issue costs	(12,438)	(357,189)	(69,104)

	624,912	6,189,039	1,610,023

Net increase (decrease) in cash and cash equivalents	(3,895,498)	4,225,130	141,071
Cash and cash equivalents – beginning of year	4,965,228	740,098	599,027

Cash and cash equivalents– end of year	1,069,730	4,965,228	740,098

Supplementary disclosure of non-cash Investing and Financing Activities:
Shares issued for finder’s fees	$ -	$74,113	$ -
Shares reserved for issue for Slick Rock Uranium Project	$ 78,000	$ -	$ -
Deferred expenditures on unproven mineral rights included in accounts payable	$269,551	$ -	$ -

See notes to the consolidated financial statements

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF DEFERRED EXPENDITURES ON UNPROVEN MINERAL RIGHTS

For the years ended June 30,

(stated in Canadian dollars)

	Arroyo Verde	San Rafael	La Pampa Uranium	Tiger Uranium	Slick Rock Uranium	Project Investigation	Total
Total as at June 30, 2005	$1,198,827	$281,731	$ -	$ -	$ -	$ 63,625	$1,544,183

Land acquisition & holding costs	53,953	80,450	-	-	-	1,200	135,603
Environment	-	1,979	-	-	-	-	1,979
Geology	229,646	94,558	-	-	-	15,305	339,509
Geophysics	-	97,612	-	-	-	-	97,612
Surface geochemistry	59,423	23,687	-	-	-	-	83,110
Drilling	480,976	-	-	-	-	-	480,976
Total expenditures	823,998	298,286	-	-	-	16,505	1,138,789
Property write-offs	-	-	-	-	-	(80,130)	(80,130)

Total as at June 30, 2006	2,022,825	580,017	-	-	-	-	2,602,842

Land acquisition & holding costs	72,695	221,715	17,143	1,131	132,448	-	445,132
Environment	1,203	2,116	-	2,027	-	-	5,346
Geology	413,219	262,537	152,632	56,292	1,070	-	885,750
Geophysics	27,607	64,260	-	-	-	-	91,867
Surface geochemistry	40,404	23,768	1,861	1,789	-	-	67,822
Drilling	1,261,256	323,344	-	-	-	-	1,584,600
Total expenditures	1,816,384	897,740	171,636	61,239	133,518	-	3,080,517

Total as at June 30, 2007	$3,839,209	$1,477,757	$171,636	$61,239	$133,518	$ -	$5,683,359

See notes to the consolidated financial statements

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2007, 2006 and 2005

(stated in Canadian dollars)

1.

NATURE OF OPERATIONS

Portal Resources Ltd. was incorporated on August 14, 2000 under the Company Act of the Province of British Columbia.

The Company is an exploration stage company whose business activity is the exploration of mineral rights located in Argentina and the United States.  The Company has not yet determined if any of these rights contain economic mineral reserves and, accordingly, the amounts shown for deferred exploration costs represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values.  The recovery of these amounts is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration of the rights, and upon the commencement of future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  The differences between those principles and the ones that would be applied under U.S. generally accepted accounting principles (U.S. GAAP) are disclosed in note 9.

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

Foreign Currency Translation

The financial statements are presented in Canadian dollars.  Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalent using foreign exchange rates at the balance sheet dates.  Non-monetary items are translated at historical exchange rates.  Revenues and expenses are translated using average rates of exchange during the year.  Exchange gains or losses arising from currency translation are included in the determination of net income.

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

#

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2007, 2006 and 2005

(stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES, (Continued)

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

#

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2007, 2006 and 2005

(stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES, (Continued)

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

3.

EQUIPMENT AND SOFTWARE

	June 30

	2007			2006

	Cost	Accumulated amortization	Net book value	Net book value
	$	$	$	$
Computer equipment	11,992	10,531	1,461	3,466
Computer software	20,453	18,460	1,993	4,155
Furniture & fixtures	4,499	1,130	3,369	1,191
Vehicles	44,558	13,754	30,804	16,271
Field equipment	65,893	8,911	56,982	9,382
	147,395	52,786	94,609	34,465

#

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2007, 2006 and 2005

(stated in Canadian dollars)

4.

UNPROVEN MINERAL RIGHTS

The Company’s mineral properties are all located in Argentina and the United States.

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

$ 60,000 (paid)

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

$  40,000 (paid)

On or before June 18, 2008

$  50,000

On or before June 18, 2009

$  60,000

On or before June 18, 2010

$200,000

On or before June 18, 2011

$200,000

On or before June 18, 2012

$200,000

#

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2007, 2006 and 2005

(stated in Canadian dollars)

4.

UNPROVEN MINERAL RIGHTS, (Continued)

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

$  50,000 (paid)

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

Tiger Uranium

The Tiger uranium project consists of six mining concessions.  The claims are hle under the two existing option agreements for the San Rafael block of concessions.

La Pampa Uranium

On April 20,2007  Portal signed a letter agreement whereby Portal has an option to earn a 60% interest in a series of mining rights in Chubut province of Argentina.  Under the terms of the agreement the Company’s payment requirements are as follows:

   US$

On signing of the agreement

$  15,000 (paid)

On or before April 20, 2008

$  30,000

On or before April 20, 2009

$  50,000

On or before April 20, 2010

$  50,000

In order to maintain the option in good standing, Portal must expend an aggregate of US$1,200,000 by April 20, 2011.  The required cumulative required expenditures are as follows:

On or before April 20, 2008

$    150,000

On or before April 20, 2009

$    400,000

On or before April 20, 2010

$    800,000

On or before April 20, 2011

$ 1,200,000

#

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2007, 2006 and 2005

(stated in Canadian dollars)

4.

UNPROVEN MINERAL RIGHTS, (Continued)

Slick Rock Uranium

On June 22, 2007, Portal signed a letter agreement whereby Portal has an option to earn a 60% interest in a approximately 419 hectares of private fee land and BLM claims in San Miguel County, Colorado, USA.  Under the terms of the agreement, in addition to the issuance of 100,000 commons shares of the company,  the Company’s payment requirements are as follows:

   US$

On signing of the agreement

$  51,000 (paid)

On or before June 22, 2008

$  25,000

On or before June 22, 2009

$  25,000

In order to maintain the option in good standing, Portal must expend an aggregate of US$445,000 by June 22, 2010, with a minimum of US$100,000 in each year.  A further 15% interest can be earned through the expenditure of an additional US$250,000 over the following two years.  If either party dilutes to less than a 10% working interest, it will be converted to a 2% net proceeds royalty of which 1% can be purchased for US$1,000,000 by the majority partner.

5.

SHARE CAPITAL

Authorized

100,000,000 Common Shares without par value

100,000,000 Preferred shares issuable in series

Issued

	Number	Amount	Contributed surplus

Balance – June 30, 2005	10,798,943	$2,969,461	$180,493

Private placements	9,390,000	6,144,250	-
On exercise of warrants	384,471	346,024	-
On exercise of options	166,400	55,954	-
Fair market value of stock options exercised	-	18,625	(18,625)
Stock based compensation	-	-	138,605
Finders fees	148,225	74,113	-
Share issue costs	-	(431,302)	-
Balance – June 30, 2006	20,888,039	9,177,125	300,473

Reserved to be issued for resource property	100,000	78,000	-
On exercise of warrants	759,000	569,250	-
On exercise of options	12,500	8,300	-
Fair market value of stock options exercised	-	3,681	(3,681)
Stock based compensation	-	-	340,206
Share issue costs	-	(12,438)	-
Balance – June 30, 2007	21,759,539	$ 9,823,918	$ 636,998

#

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2007, 2006 and 2005

(stated in Canadian dollars)

5.

SHARE CAPITAL, (Continued)

Escrowed Shares

A total of 3,690,000 common shares issued were placed in escrow with their release from escrow subject to the terms of an agreement between the Company, its stock transfer agent and the beneficial owners of the escrowed shares.  These shares were released in stages within three years of the completion date of the Qualifying Transaction, of March 15, 2004.  As at June 30, 2007, there are no common shares remaining in escrow (June 30, 2006 – 1,107,000).

Stock-based Compensation

The Company has a stock option plan (the “Stock Option Plan”) which provides for equity participation in the Company by its directors, officers, employees and consultants through the acquisition of common shares pursuant to the grant of options to purchase common shares.  On December 5, 2006 the maximum aggregate number of common shares reserved and authorized to be issued pursuant to options granted under the Stock Option Plan was amended from 1,619,841 to 3,133,205 common shares.

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

The Company accounts for its grants in accordance with the fair value method of accounting for stock-based compensation.  For the year ended June 30, 2007, the Company recognized $ 340,206 (2006 - $138,606, 2005 - $103,026) in stock-based compensation for employees, directors and consultants.

#

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2007, 2006 and 2005

(stated in Canadian dollars)

5.

SHARE CAPITAL, (Continued)

The fair value of the options has been calculated using the Black-Scholes option-pricing model, based on the following assumptions:

	June 30, 2007	June 30, 2006	June 30, 2005

Stock compensation	$ 340,206	$138,606	$ 103,026

Risk-free interest rate	3.4% – 4.6%	3.4% -4%	4%
Expected stock price volatility	49% - 76%	49% - 58%	72%
Expected option life in years	3 years	3 years	3 years
Expected dividend yield	Nil	Nil	Nil

Option pricing models require the input of highly subjective assumptions regarding the expected volatility and expected life.  Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options at the date of grant.

A summary of changes to stock options outstanding is as follows:

	June 30
	2007		2006		2005
		Weighted- Average		Weighted- Average		Weighted-Average
	Number of shares	Exercise Price	Number of shares	Exercise Price	Number of shares	Exercise Price
Outstanding at beginning of year	1,219,700	$ 0.51	1,103,000	$ 0.43	960,000	$ 0.32
Granted under plan	1,576,400	$ 0.57	360,000	$ 0.74	347,000	$ 0.84
Exercised	(12,500)	$ 0.66	(166,400)	$ 0.34	(54,000)	$ 0.19
Forfeited or cancelled	(17,500)	$ 0.71	(76,900)	$ 0.68	(150,000)	$ 0.79
Outstanding at end of year	2,766,100	$ 0.54	1,219,700	$ 0.51	1,103,000	$ 0.43

Options vested and exercisable at year-end	1,142,200	$ 0.50	1,017,200	$ 0.47	841,000	$ 0.29

At June 30, 2007, the weighted average remaining life of the outstanding options is 3.47 years (2006 - 3.11 years).

#

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2007, 2006 and 2005

(stated in Canadian dollars)

5.

SHARE CAPITAL, (Continued)

On October 18, 2006, the Company granted an employee and consultants of the Company 105,000 stock options with an exercise price of $0.75. These options have a term of 5 years and vest in equal amounts every three months for 1 year. The fair value of these options was estimated at approximately $0.13 per option at grant date

On December 5, 2006, the Company granted directors, officers and employees of the Company 1,196,400 stock options with an exercise price of $0.52. These options have a term of 5 years and vest in equal amounts every three months for 1 year. The fair value of these options was estimated at approximately $0.28 per option at grant date

On June 6, 2007, the Company granted a consultant of the Company 200,000 stock options with an exercise price of $0.70. These options have a term of 5 years and vest in equal amounts every three months for 1 year. The fair value of these options was estimated at approximately $0.37 per option at grant date.

On June 19, 2007, the Company granted a consultant of the Company 75,000 stock options with an exercise price of $0.79. These options have a term of 5 years and vest in equal amounts every three months for 1 year. The fair value of these options was estimated at approximately $0.41 per option at grant date.

Stock options outstanding as at June 30, 2007 are as follows:

Number	Exercise Price	Expiry Date
632,200	$ 0.25	March 15, 2009
50,000	$ 0.75	June 18, 2009
60,000	$ 0.77	December 23, 2009
210,000	$ 0.86	April 14, 2010
147,500	$ 0.70	January 20, 2011
100,000	$ 0.85	March 21, 2008
105,000	$ 0.75	October 18, 2011
1,186,400	$ 0.52	December 5, 2011
200,000	$ 0.70	June 6, 2012
75,000	$ 0.79	June 19, 2012
2,766,100

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2007, 2006 and 2005

(stated in Canadian dollars)

5.

SHARE CAPITAL, (Continued)

Warrants

A summary of changes to warrants during the period are as follows:

	June 30
	2007		2006
	Number of warrants	Weighted- Average Exercise Price	Number of warrants	Weighted- Average Exercise Price

Outstanding at beginning of year	4,769,112	$ 0.89	1,112,471	$ 0.90
Granted	-	-	4,769,112	$ 0.89
Exercised	(759,000)	$ 0.75	(384,471)	$ 0.90
Expired	(2,692,612)	$ 0.75	(728,000)	$ 0.90
Outstanding at end of year	1,317,500	$ 1.25	4,769,112	$ 0.89

Warrants outstanding as at June 30, 2007 are as follows:

Number	Exercise Price	Expiry Date
1,317,500	$ 1.25	November 18, 2007 (i)

(i)

Effective May 18, 2007, the expiry date for these warrants was extended to November 18, 2007.

6.

COMMITTMENTS

The Company has obligations under an operating lease for its corporate office that is in effect until February 28, 2008.  Future minimum lease payments for the non-cancellable lease for the fiscal year ended June 30, 2008 are $70,585.

7.

RELATED PARTY TRANSACTIONS

Payments to related parties were made in the normal course of operations and were valued at fair value as determined by management. Amounts due to or from related parties are unsecured, non-interest bearing and due on demand.

For the years ended June 30, 2007, and 2006

The Company paid another public company related by certain common directors $ 121,207 (2006 - $77,610) for the shared rent of office space and services for the period from July 2006 to March 26, 2007, at which time it ceased to be a related party.

The Company paid or accrued to pay a private company with a director in common with the Company an aggregate of $ 1,219 (2006 - $1,765) for fees and expense.  As at June 30, 2007 owes this company an aggregate of $Nil (2006 - $Nil).

As at June 30, 2007 the Company owes certain directors an aggregate of $ 3,233 (2006 - $Nil) for expense reimbursements.

#

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2007, 2006 and 2005

(stated in Canadian dollars)

8.

INCOME TAXES

The Company follows the liability method based on the accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants.  Under the liability method future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using tax rates anticipated to apply in the periods when the differences between the carrying amounts and tax values are expected to reverse.  Future income tax assets can also result from unused loss carry-forwards and other deductions.  The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

A reconciliation of income taxes at statutory rates with reported taxes is as follow:

	2007	2006
Loss before income taxes	$ (1,877,224)	$ (1,094,757)

Canadian federal and provincial income tax rates	34.10%	31.00%

Expected income taxes (recovery)	$ (640,133)	$ (373,531)
Non-deductible (deductible) expenses for tax purposes	330,393	20,360
Unrecognized benefit on non-capital losses and exploration expenditures	309,740	353,171
Total income taxes (recovery)	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	2007	2006
Future income tax assets
Non-capital loss carryforwards	$ 879,096	$ 513,191
Exploration expenditures	338,950	121,459
Share issue costs	103,488	119,816
Equipment	10,856	12,679
Future income tax assets before valuation allowance	1,332,390	767,145
Less: valuation allowance	(1,332,390)	(767,145)
Net future income tax assets	$ -	$ -

The Company has incurred losses for Canadian income tax purposes of approximately $2.58 million, expiring in various periods from 2009 to 2027, which can be carried forward to reduce taxable income in future years:

#

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2007, 2006 and 2005

(stated in Canadian dollars)

9.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP for junior mining exploration companies, mineral exploration expenditures are deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral right costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production. The following items (a) to (g) provide a summary of the impact of these financial statements that would result from the application of U.S. accounting principles to deferred mineral rights.

	Years ended
	June 30,
	2007	2006	2005
	$	$	$
a) Assets
Unproven Mineral Rights Costs
Unproven mineral rights costs under Canadian GAAP:	5,683,359	2,602,842	1,544,183
Less unproven mineral rights costs	(5,683,359)	(2,602,842)	(1,544,183)
Unproven mineral rights costs under U.S. GAAP	-	-	-

b) Operations
Net loss under Canadian GAAP	(1,877,224)	(1,094,757)	(735,538)
Unproven mineral rights costs expensed under U.S. GAAP	(3,080,517)	(1,058,659)	(968,150)

Net loss under U.S. GAAP	(4,957,741)	(2,153,416)	(1,703,688)

c) Deficit
Closing deficit under Canadian GAAP	(4,016,745)	(2,139,521)	(1,044,764)
Adjustment to deficit for accumulated unproven mineral rights
expensed under U.S. GAAP, net of income items	(5,683,359)	(2,602,842)	(1,544,183)

Closing deficit under U.S. GAAP	(9,700,104)	(4,742,363)	(2,588,947)

d) Cash Flows – Operating Activities
Cash applied to operations under Canadian GAAP	(1,704,195)	(814,695)	(456,834)
Add net loss following Canadian GAAP	1,877,224	1,094,757	735,538
Add non cash unproven mineral rights expensed under U.S. GAAP	347,551	-	-
Less net loss under U.S. GAAP	(4,957,741)	(2,153,416)	(1,703,688)
Less unproven mineral rights costs expensed under Canadian GAAP	-	(80,130)	-

Cash applied to operations under U.S. GAAP	(4,437,161)	(1,953,484)	(1,424,984)

e) Cash Flows – Investing Activities
Cash applied under Canadian GAAP	(2,816,215)	(1,149,214)	(1,012,118)
Less non cash unproven mineral rights expensed under US GAAP	(347,551)
Add unproven mineral right costs expensed under U.S. GAAP	3,080,517	1,138,789	968,150
Cash applied under U.S. GAAP	(83,249)	(10,425)	(43,968)

#

 PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2007, 2006 and 2005

(stated in Canadian dollars)

9.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

f)

Stockholders’ Equity

Common Stock

There are no differences between Canadian and U.S. GAAP for the years ended June 30, 2007, 2006 and 2005 regarding the disclosure of stock-based compensation.

g)

Loss per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations.  Diluted loss per share is not presented as it is anti-dilutive.

	Years ended
	June 30,
	2007	2006	2005
	$	$	$

Numerator: Net loss for the year under U.S. GAAP	(4,957,741)	(2,153,416)	(1,703,688)
Denominator: Weighted-average number of shares under
Canadian and U.S. GAAP	21,183,935	13,868,125	9,445,368

Weighted-average number of shares under U.S. GAAP	21,183,935	13,868,125	9,445,368

Basic and fully diluted loss per share under U. S. GAAP	$ (0.23)	$ (0.16)	$ (0.18)

10.

SUBSEQUENT EVENTS

Private Placement

On June 6, 2007, the Company announced a $4,000,000 non-brokered private placement, which was subsequently increased to $5,100,000.  On July 20, 2007, the Company completed the private placement for 7,887,000 units at $0.65 for gross proceeds of $5,126,550, with each unit consisting of one common share and one-half share purchase warrant.  Each whole share purchase warrant is exercisable at $0.85 until July 20, 2008 and all securities have a four-month hold period.  Finder’s fees of $195,058 were paid on this placement.

Proceeds will be used to advance exploration on the Company’s exploration projects and for general working capital purposes.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

Registrant

Dated: January 15, 2008	Signed: /s/ Bruce Winfield
Bruce Winfield, President, CEO and Director

#