Form 20-F
period 2008-06-30
Portal Resources Ltd.
filed 2009-01-15
CIK 1326910

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[     ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2008

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.                                           29,651,539 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large accelerated filer __  Accelerated filer  __  Non-accelerated filer  X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [  ]

International Financial Reporting Standards as issued

Other [ X]

by the International Accounting Standards Board [  ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 _X_  Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___    No  _X_ N/A __

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

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1

Company Officers and Directors

Name	Position	Business Address
David N. Hottman	President, CEO and Chairman	Suite 750 – 625 Howe Street Vancouver, B.C. V6C 2T6
Mark T. Brown	CFO and Director	325 Howe Street Suite 410 Vancouver, B.C. V6C 1Z7
Alex Boronowski	Vice-President, Exploration	Suite 750 – 625 Howe Street Vancouver, B.C. V6C 2T6
Gary Nordin	Director	Suite 750 – 625 Howe Street Vancouver, B.C. V6C 2T6
Frank Wheatley	Director	5168 Redonda Drive North Vancouver, B.C. V7R 3K3
Bruce Winfield	Director	Suite 750 - 625 Howe Street Vancouver, B.c. V6C 2T6

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

SELECTED FINANCIAL DATA

The selected financial data of the Company for the Years Ended June 30, 2008, 2007, and 2006 were derived from the financial statements of the Company which have been audited by Devisser Gray, Chartered Accountants, as indicated in its audit reports which are included elsewhere in this Annual Report. The financial data for the years ended June 30, 2005 and June 30, 2004 has also been derived from the financial statements of the Company as audited by Devisser Gray, although the financial statements and audit report are not included in this Annual Report.

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

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	6/30/08	6/30/07	6/30/06	6/30/05	6/30/04

Revenue	$0	$0	$0	$0	$0
Interest Income	$161	$106	$33	$3	$3
Net Income (Loss)	($3,288)	($1,877)	($1,094)	($735)	($225)
Net Income (Loss) Per Share	$(0.11)	$(0.09)	($0.08)	($0.08)	($0.05)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	29,323	21,184	13,868	9,445	4,386
Working Capital	$3,194	$726	$4,700	$519	$543
Mineral Properties	$4,966	$5,683	$2,602	$1,544	$576
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$8,238	$6,503	$7,338	$2,105	$1,127
Total Assets	$8,320	$7,007	$7,726	$2,347	$1,203
US GAAP Net Loss	($2,571)	($4,957)	($2,153)	($1,703)	($801)
US GAAP Loss Per Share	($0.09)	($0.23)	($0.16)	($0.18)	($0.22)
US GAAP Wtg. Avg. Shares	29,323	21,184	13,868	9,445	3,666
US GAAP Equity	$3,273	$820	$4,735	$561	$551
US GAAP Total Assets	$3,354	$1,324	$5,123	$803	$627
US GAAP Mineral Properties	$0	$0	$0	$0	$0

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

Table No. 3

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/07	$1.07	$1.19	$0.92	$0.99
Year Ended 12/31/06	$1.13	$1.17	$1.10	$1.17
Year Ended 12/31/05	$1.21	$1.27	$1.16	$1.17
Year Ended 12/31/04	$1.28	$1.40	$1.19	$1.20
Year Ended 12/31/03	$1.39	$1.58	$1.29	$1.29

Three Months Ended 9/30/08	$1.05	$1.08	$1.00	$1.06
Three Months Ended 6/30/08	$1.01	$1.03	$0.98	$1.02
Three Months Ended 3/31/08	$1.00	$1.03	$0.97	$1.03
Three Months Ended 12/31/07	$0.98	$1.02	$0.92	$0.99
Three Months Ended 9/30/07	$1.04	$1.08	$1.00	$1.00
Three Months Ended 6/30/07	$1.08	$1.16	$1.06	$1.06
Three Months Ended 3/31/07	$1.17	$1.19	$1.15	$1.15
Three Months Ended 12/31/06	$1.14	$1.17	$1.12	$1.17
Three Months Ended 9/30/06	$1.12	$1.14	$1.11	$1.12
Three Months Ended 6/30/06	$1.11	$1.17	$1.10	$1.12
Three Months Ended 3/31/06	$1.15	$1.17	$1.13	$1.17
Three Months Ended 12/30/05	$1.17	$1.20	$1.15	$1.17

November 2008		$1.29	$1.15	$1.24
October 2008		$1.29	$1.06	$1.22
September 2008		$1.08	$1.03	$1.06
August 2008		$1.07	$1.03	$1.06
July 2008		$1.03	$1.00	$1.03
June 2008		$1.03	$1.00	$1.02

The exchange rate was $1.24 on November 30, 2008.

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

All of the Company’s Mineral Properties are at the Exploration Stage and all of the Company’s Exploration Expenditures May Be Lost

The Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits occur on the Company’s properties. Mineral Exploration has a high degree of risk, and most exploration properties do not contain any economic deposits of minerals. If a property is determined to not contain any economic reserves of minerals, the entire amount spent on exploration will be lost.

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

The Company’s Has Mineral Exploration Operations in Argentina Whose Economy has a Historic Lack of Stability and High Inflation and Which Could Have a Negative Effect on the Company’s Operations and Valuation

Several of the Company’s mineral exploration properties are located in Argentina whose economy has recently suffered problems including high inflation and unemployment rates, large external debt, budget deficits, and negative growth rates. The lack of a stable economic climate could have a negative effect on the Company’s operations and could lead to the Company being unable to exploit, or losing outright, its properties. This would have a negative effect on the Company’s valuation.

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

The Agreement with Minera Rio de la Plata S.A. which includes the Company’s Option Agreement over the Tiger Uranium Project is Currently in Dispute

On June 18, 2004, Portal signed an option agreement with Minera Rio de la Plata S.A. (“MRDP”) for a series of mineral claims located in Mendoza Province, Argentina. The Company’s Tiger Uranium project includes claims covered under that option agreement, which was modified by Portal and MRDP in March and April, 2008. On July 18, 2008, the Company has received notification from MRDP that it was in default for failure to make a US$70,000 payment due July 10, 2008. Portal is of the opinion that the contact is valid and in good standing, and is negotiating with MRDP to resolve the dispute. The Company has hired legal counsel to also pursue legal avenues. If  the Company is unable to negotiate a successful resolution to the suit, it may be forced to pursue legal action, which could be costly, time-consuming, and possibly unsuccessful. If Portal is unable to resolve the dispute, it may lose its option to acquire the Tiger Property and its entire acquisition and exploration expenditures on the property to date may be lost.

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

The Company has a Dependence Upon Key Management Employees, the Absence of Which Would Have a Negative Effect on the Company’s Operations

The Company strongly depends on the business and technical expertise of its management and key personnel, including President and Chief Executive Officer David Hottman, Chief Financial Officer Mark Brown, Director Gary Nordin, and Vice-President of Exploration Alex Boronowski.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations.

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

DESCRIPTION OF BUSINESS

Introduction

The Company’s executive office is located at:

Suite 750 – 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6

Telephone: (604) 629-1929

Facsimile: (604) 629-1930

E-Mail: info@portalresources.net

Website: www.portalresources.net

The Contact person in Vancouver is David Hottman, President, CEO and Chairman.

The Company currently leases its corporate office space in Vancouver under a lease in effect through February 28, 2013. Portal also receives rent and office expense reimbursements from 1 junior resource company with officers/directors in common who share its office space.

The Company's fiscal year ends June 30th.

The Company's common shares trade on the TSX Venture Exchange under the symbol "PDO".

The authorized share capital of the Company consists of 100,000,000 common shares and 100,000,000 preferred shares. As of June 30, 2008, the end of the most recent fiscal year, there were 29,651,539 common shares and no preferred shares issued and outstanding.

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

The Company presently has three wholly owned subsidiaries; Portal de Oro (B.V.I.) Ltd., a company incorporated under the laws of the British Virgin Islands, which has one wholly owned subsidiary, El Portal de Oro, S.A., a company incorporated under the laws of Argentina; Portal Resources US Inc., a company incorporated under the laws of the State of Colorado and Portal Resources US Inc., a company incorporated in under the laws of the State of Nevada.

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

In June 2007, Portal entered into an option agreement to earn an initial 60% interest in the Slick Rock Uranium exploration project in San Miguel County, Colorado. Under the agreement, the Company issued 100,000 common shares and must pay US$101,000 cash on or before June 22, 2009, and expend an aggregate of US$445,000 by June 22, 2010, with a minimum expenditure of US$100,000 required in each year. Portal could earn an additional 15% interest (for a total of 75%) in the project through the expenditure of an additional US$250,000 on exploration over the following two years. In June 2008, after disappointing drill results, the Company dropped its option to acquire an interest in the property.

In May 2008, the Company announced that it had expanded the Tiger Uranium project to 9 claims totaling 44,924 hectares (174 square miles) and rescheduled the US$70,000 payment due on June 10, 2008 under the MRDP agreement to July 10, 2008. As part of the reorganization of the San Rafael project, the San Pedro agreement was terminated and the 53 claims totaling 144,856 held under the MRDP agreement, including the Anchoris copper-gold project, were returned to the vendor.  On June 10, Portal informed MRDP of the Company’s decision to declare the 9 claims comprising the Tiger project to be a “Development Area” under the MRDP agreement, and pay MRDP US$50,000. MRDP subsequently informed the Company that it rejected the declaration of a Development Area, and notified the Company that the MRDP contract was null and void for failure to make the US$70,000 payment on the new due date of July 10, 2008.  Portal believes the declaration of a Development Area was valid, and thus the MRDP contact is in good standing. The Company announced that it retained legal counsel to defend its position and is seeking avenues to resolve the dispute.

In September 2008, the Company announced that it had optioned 3 metal exploration projects located in the State of Nevada. The projects include the Golden Snow property, an advanced Carlin-type gold exploration project, the Fish Project, a skarn-manto gold/silver and base metal exploration project, and the CPG Project, an early-stage porphyry and skarn copper-gold-molybdenum prospect. The Company has a renewable ten year option to acquire a 100% interest in the properties, subject to a 3% NSR held by the vendors, by paying US$10,000 in year one, increasing by $5,000 per year to $30,000 on the fifth and each subsequent anniversary date to keep the option in good standing. Portal can acquire its interest by making a final payment of $1,000 and delivering a final feasibility study on any of the properties.

In November 2008, the Arroyo Verde agreement was amended where the owner agreed to defer the option payment due on December 1, 2008 until December 1, 2009 in exchange for the payment of US$10,000 on December 1, 2008.

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

Currency:

The nuevo peso argentino (now Argentine peso, equal to 10,000 australs) was introduced in January 1992, at an exchange rate of 1 peso = U.S.$1. The peg to the dollar was abandoned in February 2002 and the currency is allowed to float. The exchange rate as of November 28, 2008 was approximately 3.35 pesos/US dollar.

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

Argentina Properties

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

The current land status of the property is given in the following table.

Name	File Number	Province	Hectares	Type

Marifil I	13419/99	Chubut	1,200	MD
El Porvenir	13760/01	Chubut	3,000	MD
Marifil II	13813/02	Chubut	1,369	MD
Arroyo Verde	13814/02	Chubut	2,809	MD
El Refugio	13905/02	Chubut	2,098	MD
Marifil III	14402/04	Chubut	87	MD
Cateo Central	14148/03	Chubut	3,783	Cateo
Cateo S	14356/04	Chubut	3,999	Cateo
Don Enrique	Pending	Chubut	3,234	Cateo
Cateo Arroyo Verde N	29160-M-04	Rio Negro	5,111	Cateo
		Total	26,690

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

The Company must also pay the Vendor a preproduction royalty upon the earlier of either the completion of a feasibility study, or December 1, 2008. On November 12, 2008, the Company and the Vendor agreed to defer the preproduction royalty payment until December 1, 2009 in exchange for a payment of US$10,000 made on December 1, 2008. The preproduction royalty is to be calculated at the rate of US$1.00 per ounce of gold in the measured and indicated resource categories, with a minimum payment of US$100,000 and a maximum payment of US$250,000. The Vendor also retains a 2% NSR which will be paid after the recovery of the preproduction royalty payment by the Company. The Company can purchase 1% of the NSR from the Vendor at any time for US$1,000,000.

Location and Access

The property is approximately 26,690 hectares in size, and is located on undeveloped ranch land in the northeast corner of Chubut Province, Argentina, along the border between Rio Negro and Chubut Provinces. It is 50 kilometers south of the town of Sierra Grande, 85 kilometers north of the port city of Puerto Madryn and 155 kilometers north of the city of Trelew which has regularly scheduled air transport. Access to the property is via paved highway Ruta Nacional 3 which passes 3 kilometers to the west of the project area. From the highway, a double-track road provides access to the project. Access within the project is easily provided by 4X4 vehicle using a network of existing drill roads, while clearing new roads is easily accomplished with a light bulldozer.

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

Planned Exploration

Portal is actively seeking a joint-venture partner to further explore the Refugio-Porvenir porphyry system, and is commissioning an independent, National Instrument 43-101 compliant report reviewing the results of the exploration programs conducted on the project to date.

As of June 30, 2008, the Company has expended $4,121,827 on the Arroyo Verde project.

San Rafael Project

The San Rafael Project is located in Mendoza Province, Argentina, and included the Anchoris Copper-Gold Porphyry and Tiger Uranium projects. The Company had an option to earn a 100% interest in the project, subject to a 15% to 20% Net Profits Interest (“NPI”) on a portion of the project.

The project was at the exploration stage and does not contain proven mineral reserves.

How Acquired

The Company acquired its option to earn a 100% interest in the project through two separate option agreements, both dated June 18, 2004. During Fiscal 2008, the Company determined that, based on exploration results to date and the negative mining environment in Mendoza Province, the Company would return all the claims which made up the property except 9 claims totaling 42,094 hectares which forms the Tiger Uranium Project (described separately below). Therefore, the Company has relinquished its interest in the San Rafael and Anchoris properties, with the exception of the Tiger Project claims.

Tiger Uranium Project

The Tiger Uranium Project is located in Mendoza Province, Argentina. The claims were formerly a portion of the San Rafael Project, but the Company has returned the other claims which formed the San Rafael project and retained 9 claims as the Tiger Project.

The project is at the exploration stage and does not contain proven mineral reserves.

Location and Access

The project is located approximately 30 kilometers southwest of the city of San Rafael and consists of nine mining concessions totaling 42,094 hectares (162.5 square miles) within the Sierra Pintada Uranium District. Access is provided by state maintained paved and gravel roads. Both power and water are available in the project area. The topography is moderate, with elevations in the range of 900 to 1,200 meters in a predominantly dry climate. Winters are mild, which allows for exploration throughout the year.

How Acquired

The claims are held under the Minera Rio de la Plata Agreement, which originally covered the San Rafael project, of which the claims comprising the Tiger Uranium project were a portion.  The Company can earn a 100% interest in a series of mining rights by making payments totaling US$265,000 over 5 years under the following schedule:

Due Date of Payment	Amount ($US)

On signing of agreement	$ 15,000 (Paid)	(Paid)
On or before April 9, 2005	$ 15,000 (Paid)	(Paid)
On or before April 9, 2006	$ 15,000 (Paid)	(Paid)
On or before April 9, 2007	$ 50,000 (Paid)	(Paid)
On or before April 9, 2008	$ 70,000	Amended
On or before April 9, 2009	$ 100,000
Total	$ 265,000

The Company has made the first, four payments under the terms of the joint venture agreement with MRDP totaling $95,000.  Should the Company wish to develop up to four areas as defined in the agreement during the term of the option, it must pay the sum of US$50,000 for each area so designated as a “Development Area”. The Company would then form a new 100% owned subsidiary to which the mining rights in that designated area would be transferred. The new subsidiary would be subject to a 15% to 20% net profits interest to the optioner. The Company has the right to purchase 10% of the net profits interest at any time for the sum of US$1,000,000.

On March 3, 2008, the Agreement was modified by Minera Rio de la Plata (“MRDP”) so that the US$70,000 payment due April 9, 2008 was deferred to June 10, 2008. On April 30, 2008, MRDP and Portal signed an agreement extending the due date of the US$70,000 payment to July 10, 2008.

On June 10, 2008, Portal informed MRDP of the Company’s decision to declare the 9 claims comprising the Tiger Uranium Project as a “Development Area” under clause 6.4 of the agreement and pay MRDP US$50,000. On June 17, 2008, Portal received notification from MRDP of MRDP’s rejection of Portal’s declaration of a “Development Area”. On July 18, 2008, Portal received notification from MRDP of their declaration that the MRDP contact is null and void for the Company’s failure to make the US$70,000 payment due July 10, 2008. Portal is of the opinion that the declaration of a Development Area on June 10, 2008 was valid, and thus the MRDP contact is valid and in good standing. Portal has retained legal counsel and is pursuing both legal avenues as well as negotiating with MRDP to resolve the dispute.

Location and Access

The property consists of 9 mining concessions totaling 42,094, or 162.5 square miles. The project is located in central Mendoza province approximately 300 km south of the provincial capital of Mendoza. The city of San Rafael is located approximately 30 km northeast of the project area. Access is provided by a network of government maintained paved and gravel roads throughout the area. There is no mining related infrastructure on project, and power and water are both readily available in the project area.

Topography is moderate with elevations in the range of 900 to 1200 meters. The climate is dry, and winters are mild. Exploration can be conducted on the project year-round.

Regional and Property Geology

The project area is underlain by a sequence of predominantly felsic flows and pyroclastic volcanics of Permo-Triassic age. This volcanic sequence is overlain by younger volcanics and intruded by a series of dacitic intrusive stocks. The region is cut by major northwest striking structures with secondary east-west trends.

Exploration History

The Sierra Pintada District hosts the past producing open pit Sierra Pintada heap leach uranium deposit, which is owned by the Argentinean federal government corporation Comision Nacional de Energia Atomica (“CNEA”). Portal’s claims lie adjacent to the Sierra Pintada mine claims, and the Company has defined six separate target areas over a total strike length of 20 kilometers covering the southern, eastern, western and fault extensions of the favorable sandstone formation that hosts the Sierra Pintada mine. La Caverna, the highest priority target, lies on the southern boundary of the Sierra Pintada mine claims in the southern fold closure of the anticline structure hosting Sierra Pintada uranium mineralization. Closely spaced drill holes on 50 to 100 meter centers are present on both sides of the Sierra Pintada-Portal claim boundary within shallowly dipping, red, hematized magnetic sandstones which historically host the best mineralization in the deposits. The second priority target is located 2 kilometers east of the Sierra Pintada deposit and is underlain by thick shallowly dipping sandstone exposures on the eastern limb of the anticline structure. Target areas 3 to 6 represent up thrown fault extensions of the favorable sandstone units. Red hematized sandstones with shallow dips are poorly exposed under thin alluvial cover along a potential strike of 6 to 10 kilometers and the target areas can be easily tested with radiometric spectrometer surveying and shallow drilling.

Planned Exploration

Permitting for an exploration program on the six target areas has been initiated. The program will begin in the area immediately to the south of the Sierra Pintada mine within the zone of close spaced drilling that straddles the Sierra Pintada-Tiger claim boundary. Exploration will consist of acquisition of surface access rights, mapping, sampling, and geophysics, which will define targets for drilling.

The exploration program planned for the Tiger Uranium Project is on hold until the legal conflict with MRDP is resolved, access to the project area is granted by land owners and permits are obtained to conduct a proposed exploration program to test target areas.

As of June 30, 2008, the Company has expended $69,549 on the Tiger Uranium Project.

La Pampa Uranium Project

The La Pampa Project is located in Chubut Province, Argentina. The Company currently has a 100% interest in 17,058 hectares, and has a right to earn a 60% interest in an additional 30,000 hectares known as the Cerro Solo joint venture.

The project is at the exploration stage and does not contain proven mineral reserves.

How Acquired

The initial nine mining concessions totaling 73,615 hectares, or 284 square miles, were acquired by the Company by staking. Portal has a 100% interest in these concessions.  The original nine mining concession have been reduced to four mining concession due to negative results encountered during the first phase exploration program on five of the mining concessions.

Under an agreement dated April 20, 2007 between the Company and Consolidated Pacific Bay Minerals Ltd. (“Pacific Bay”), an unrelated public company, Portal has the option to earn a 60% interest in three additional mining concessions totaling 30,000 hectares, or 115 square miles, known as the Cerro Solo joint venture by paying US$145,000 over 3 years and expending US$1,200,000 in exploration over 4 years under the following schedule:

Due Date of Cash Payment *	Amount ($US)

On signing of agreement	$ 15,000 (Paid)
On or before April 20, 2008	$ 30,000
On or before April 20, 2009	$ 50,000
On or before April 20, 2010	$ 50,000
Total	$145,000

Exploration Expenditures *	Cumulative Amount ($US)

On or before April 20, 2008	$ 150,000
On or before April 20, 2009	$ 400,000
On or before April 20, 2010	$ 800,000
On or before April 20, 2011	$1,200,000

*  On March 11, 2008, the option agreement with Pacific Bay was modified so that the time periods for the above referenced payments and expenditure commitments will begin on the date that the Argentina Department of Mines gives formal notice that the concessions for the properties has been granted to Pacific Bay.

Location and Access

The project is located in central Chubut Province, Argentina. The area is relatively flat with good road access, and is amenable to year-round exploration with the exception of one or two months during particularly severe winters.

Regional and Property Geology

The property is located within the Cretaceous aged San Jorge sedimentary basin, which comprises sedimentary rocks of the Chubut Group. Roll-front style uranium mineralization occurs preferentially within the Los Adobes Formation of coarse grained fluvial sandstone and conglomerate units 90 to 150 meters in thickness representing ancient river channels. Several uranium deposits are known within the district, including Los Adobes and Cerro Condor, which were discovered and mined in the 1970’s, and the Cerro Solo deposit, which was defined by CNEA during the same period. Portal’s 100% owned claims lie approximately 40 to 80 kilometers southwest of CNEA’s Cerro Solo project, while the Cerro Solo joint venture between the Company and Consolidated Pacific Bay Minerals lies 30 kilometers east of CNEA’s Cerro Solo project.

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

Planned Exploration

Exploration, including surface mapping, alpha cap radon gas surveying, and spectrometer prospecting has been conducted on the Company’s 100% owned concessions in order to define drill targets within the outlined radiometric anomalies. Prospecting within the Banquileo concession has identified an area believed to be underlain by the Los Adobes and Cerro Barcino Formations. Mapping of the target area shows a thicker section of coarse sandstone and pebble conglomerate which is typical of the more favorable parts of the Los Adobes Formation to host uranium mineralization. On the Cerro Solo joint venture claims, Portal has completed a detailed radiometric survey, mapping and sampling to define the paleo river channels and define drill targets.

During fiscal 2008, initial prospecting and radiometric surveying on the El Tropezon claim identified an area of greater than 2 square kilometers containing anomalous grab samples and spectrometer results within the Salamanca Formation. A total of 27 hand trenches were excavated and sampled along 1,850 meters of the exposed uraniferous horizon. The trenches were established in locations previously identified as anomalous for uranium by sampling and radiometric surveying. Assays from the trenchs indicated true thickness ranging from 0.2 to 1.5 meters. Additional trench sampling, spectrometer and alpha cup radon gas surveying has outlined a 250 meter section along the exposed uraniferous horizon where 6 trenches indicated a mineralized horizon averaging 0.33 metes thick. A 200 meter square area located to the south of this section and along the extrapolated extension of the paleochannel returned anomalous radiometric and alpha cup results. A proposed backhoe trenching program will test this target and other portions of the property to determine whether the grade and thickness of the mineralized horizon increases to the south. This proposed program requires government approval and the issuing of exploration permits before work can be conducted.

Proposed exploration programs for the Pampa Uranium Projects are on hold until cateos are registered, land access is obtained from the landowners and exploration permits are granted.

As of June 30, 2008, the Company had expended $608,733 on the La Pampa property.

United States Properties

Nevada Properties

On September 2, 2008, the Company announced that it had entered into an option agreement under which it has the right to acquire from Claremont Nevada Mines, Scoonover Exploration, and JR Exploration (the “Vendors”) 100% interest (subject to a 3% NSR) in three properties located in the Walker Lane Belt and Battle Mountain/Eureka Trend in Nevada. Terms of the renewable ten year option include total cash advance royalty payments of US$10,000 on the first anniversary, $15,000 on the second, $20,000 on the third, $25,000 on the fourth, and $30,000 on the fifth and each subsequent anniversary date to maintain the option in good standing. Portal, through its subsidiary, Portal Resources US Inc., can acquire a 100% interest in the properties by making an additional payment of $1,000 and delivering a final feasibility study on any of the properties. The Vendors will retain a 3% NSR, which Portal may reduce to 1% for a payment of US$1,000,000.

The Golden Snow property is an advanced Carlin-type gold target comprised of 114 unpatented lode mining claims (3.5 square miles) on the Battle Mountain / Eureka Trend. Substantial historical exploration has been conducted on the property including geologic mapping, 932 soil samples and detailed ground-based gravity geophysical surveys. Based on this work, several distinct target zones have been outlined and it is interpreted that the Ratto Ridge Fault zone, which controls the mineralization on the South Eureka property contiguous to the north, may continue south onto the Golden Snow property. These target areas are well located and permitting with the U.S. Bureau of Land Management (“BLM”) for a Phase I drilling program is set to begin.

The Fish Project is situated within the Walker Lane Mineral Belt, Lone Mountain District, Esmeralda County, Nevada about 12 miles west of the historic mining town of Tonopah, Nevada. The project consists of 58 unpatented lode mining claims (1.9 square miles). The project is a skarn-manto gold-silver and base metal prospect where prior rock chip sampling returned gold, silver, zinc and lead values. Permitting with the BLM for a Phase I drilling program is well advanced.

The CPG Project is also situated within the Walker Lane Mineral Belt in Mineral County, Nevada. The property consists of 44 unpatented lode mining claims (1.3 square miles).  The property hosts an early stage porphyry and skarn type copper-gold-molybdenum prospect where samples returned interesting gold, silver, copper and molybdenum values.

Slick Rock Uranium Project - Colorado

The Slick Rock Uranium Project consists of approximately 419 hectares located in 3 claim groups in San Miguel County, Colorado, United States. The Company had a right to earn an initial 60% interest in the property, and could earn an additional 15% interest (75% total) through additional exploration expenditures.

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

Portal must also expend an aggregate of US$445,000 on exploration on the property by June 22, 2010, with a minimum of US$100,000 expended in each year. Once Portal met the requirements as set out above, the two companies would form a new joint-venture company (“Newco”) to hold the respective interests in the property. Portal could earn a further 15% interest in the joint venture (for a total interest of 75%) by expending an additional US$250,000 on exploration over the following two years.

Exploration History

During fiscal 2008, the Company completed an 18 hole drill program totaling 3,920 meters (12,860 feet). The results were disappointing, and the Company relinquished its option on the property.

As of June 30, 2008, the Company had expended $368,330 on the Slick Rock Property. The Company wrote down the entire amount to zero in fiscal 2008 as Portal dropped its option on the property.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 9 to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.24 on November 30, 2008.

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

Results of Operations

Year Ended 6/30/08 vs. Year Ended 6/30/07

During the year the Company continued exploration at its properties in Argentina, including the La Pampa Uranium project, and the Slick Rock project in Colorado. The San Rafael project was dropped, with the exception of certain claims that were added to the existing Tiger Uranium project. The Slick Rock exploration program was disappointing, and the Company dropped its option on the project.

The net loss for the year was ($3,288,433), or ($0.11) per share, compared to a loss of ($1,877,224), or ($0.09) per common share, in the year ended June 30, 2007. The higher net loss was primarily due to the write-offs of capitalized mineral property expenses and higher salaries and benefits.

Write-off of unproven mineral rights totaled ($1,782,804) compared to nil in the prior year. During fiscal 2008, the Company dropped its options on the San Rafael and Slick Rock properties and wrote-off its entire capitalized acquisition and exploration costs for each property. Excluding property write-offs, General and Administrative expenses declined to ($1,677,058) for the year from ($1,938,898) in the year ended June 30, 2007. Large increases in expense amounts included Salaries and Benefits, which rose to ($459,298) from ($203,089), and Consulting and Management Fees, which increased to ($55,115) from ($22,875), due to changes in management contracts and higher corporate activity. Other increases in expenses include Rent, which increased to ($44,991) from ($30,831), and Office and Miscellaneous, which rose to ($174,332) from ($140.206). The higher rent and office amounts were due to a new lease for the Company’s office space in Vancouver. Foreign Asset Tax, a tax charged against current assets in Argentina for those businesses not subject to income taxes fell to ($21,938) from ($35,489), and Valuation Allowance for Foreign Value Added Tax Credit (IVA) fell to ($46,197) from ($395,631), due to a decrease in the calculation allowance. Foreign Exchange declined to ($34,120) from ($63,218) due to more favorable exchange rates. Investor Relations expense fell to ($412,068) from ($454,750) due to decreased attendance at investor conferences. Stock-based Compensation declined to ($147,744) from ($340,206) due to a lower fair market value of employee and non-employee share purchase options which vested during the current fiscal year.

Interest Income increased to $161,429 compared to $106,674 in the prior year due to higher cash balances and higher rates of return on cash and cash equivalents.

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

Liquidity and Capital Resources

The Company’s working capital position at June 30, 2008 was $3,194,438, including cash and cash equivalents of $187,551, and short-term investments of $2,861,753. At the close of the most recent fiscal period ended September 30, 2008, the Company’s working capital position was $2,567,692, including cash and cash equivalents of $233,948 and short-term investments of $2,370,819.  The Company’s current working capital is anticipated to be sufficient to meet its current and anticipated obligations for the remainder of fiscal 2009,  including the funding of the first phase of mineral exploration on those projects for which the Company is awaiting registration of claims, access permission from land owners and permitting.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years.

Table No. 4

Common Share Issuances

Fiscal Year Ended June 30	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2004	Private Placement	1,000,000	$0.15	$ 150,000
	Private Placement	3,170,000	0.25	792,500
	Exercise of Options	30,000	0.18	5,400
	Acquisition of Portal de Oro (B.V.I.) Ltd.	2,000,000	0.10

2005	Private Placement	1,456,000	$0.75	$ 1,092,000
	Private Placement	768,943	0.75	576,707
	Exercise of Options	44,000	0.18	7,920
	Exercise of Options	10,000	0.25	2,500

2006	Private Placement	6,755,000	$0.50	$3,377,500
	Private Placement	2,635,000	$1.05	$2,766,750
	Exercise of Options	166,400	Various	$55,954
	Exercise of Warrants	384,471	$0.90	$346,024

2007	Acquisition of Resource Property	100,000	$0.78
	Exercise of Warrants	759,000	Various	$569,250
	Exercise of Options	12,500	Various	$8,300

2008	Private Placement	7,887,000	$0.65	$5,126,550
	Exercise of Options	5,000	$0.52	$2,600

Fiscal Year Ended 6/30/2008

At the end of the fiscal year, the Company’s working capital was 3,194,438 compared to $726,003 as of June 30, 2007. During the year, Operating Activities used cash of ($1,580,724), which included the net loss for the year of ($3,288,433). Items not involving cash included Stock-based Compensation of $147,744, Amortization of $26,469, and Write-off of Unproven Mineral Properties of $1,782,804. Changes in non-cash working capital included increase in Amounts Receivable of ($61,651), increase in Prepaid Expenses of ($5,200), decrease in Accounts Payable and Accrued Liabilities of ($179,224), and decrease in Due to Related Parties of ($3,233). Investing Activities used cash of ($4,176,496), including Purchase of Equipment and Software of ($10,150), increase in Short-term Investments of ($2,861,753), and Expenditures on Unproven Mineral Rights of ($1,304,593). Financing Activities provided cash of $4,875,041. Shares Issued for Cash provided cash of $5,126,550 and Exercise of Options provided cash of $2,600. Decrease in shares subscribed was ($59,800) and Share Issue Costs were ($194,309).

During the year, the Company completed one private placement of its common shares. In July 2007, the placement of 7,887,000 units at $0.65 per unit was closed, for gross proceeds of $5,126,550. Each unit consisted of one common share and one-half share purchase warrant, with each full warrant exercisable into one common at a price of $0.85 until July 18, 2009. The Company also received cash proceeds of $2,600 from the exercise of 5,000 share purchase options.

Cash and cash equivalents and short-term investments totaled $3,049,304 at June 30, 2008, compared to $1,069,730 at June 30, 2007, an increase of $1,979,574.

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

During fiscal 2007 the Company had no private placements of its common shares. During the year, the Company issued 759,000 common shares pursuant to the exercise of common stock warrants for cash proceeds of $569,250, and issued 12,500 common shares pursuant to the exercise of options for cash proceeds of $8,300. 100,000 common shares were reserved for issuance for resource property acquisition at a deemed price of $0.78 per share.

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

Under U.S. GAAP, the Company added (expensed) (1,065,040)in fiscal 2008, ($3,080,517) in fiscal 2007, and ($1,138,789) in fiscal 2006.

Escrow Shares

Under Canadian GAAP, shares held in escrow that are contingently issuable are included in the calculation of loss per share. Under U.S. GAAP, these shares are excluded until the shares are released from trading. As of June 30, 2005, all contingencies were met and the escrow shares were not excluded from the calculation of loss.

The reader is advised to consult Portal’s audited annual financial statements for the year ended June 30, 2008, particularly Note 9, for quantification of the differences.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as noted in Note 9 to the financial statements.  The value of the Canadian Dollar in relationship to the US Dollar was $1.24 on November 30, 2008.

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

Table No. 5

Contractual Obligations

As of June 30, 2008

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating Lease Commitments	$419,529	$82,205	$177,166	$160,158	Nil

The Company’s Operating Lease Commitment is an obligation under a lease for corporate offices in Vancouver that is in effect until February 28, 2013.

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of 12/15/08 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are residents and citizens of Canada.  The anticipated date of expiry of the current term for directors will be the 2009 Annual General Meeting, which is anticipated to be held in December 2009.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Mark T. Brown	40	August 14,2000
David Hottman (1)	47	August 14, 2000
Gary Nordin	61	March 15, 2004
Frank Wheatley (1)	40	May 4, 2004
Bruce Winfield (1)	61	March 15, 2004

(1)

Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as first adopted at the Company’s Annual and Extraordinary General Meeting held on December 1, 2005, and as detailed in the Management Information Circular dated October 27, 2008 .  Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 7 lists, as of 12/15/08, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada except for David Hottman, who is a citizen of the United States.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
David Hottman	President and CEO	47	August 1, 2008
Mark T. Brown	CFO and Corporate Secretary	40	February 29, 2008
Alex Boronowski	Vice President, Exploration	60	September 1, 2007

David Hottman has over 20 years of experience in the mineral exploration and mining sector in both management and in corporate finance. He was a founder and Director of HRC Development and Eldorado Gold Corporation and was involved in business development for Bema Gold, HRC Development and Eldorado. He was a founder, Director and Chairman of Nevada Pacific Gold Ltd., a gold mining company from 1997 to its acquisition by US Gold Corp in 2007. He currently serves as Chairman of Galileo Minerals, a private mineral exploration company. Mr. Hottman devotes approximately 75% of his time to the Company’s affairs.

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He also is a former and current officer and director of other public companies. His current officer and directorships include: Chief Financial Officer of Almaden Minerals Ltd., a resource exploration company traded on the TSX and the American Stock Exchange; a Director of Animas Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; Chief Executive Officer and a Director of Everclear Capital Ltd., a Capital Pool Company traded on the TSX Venture Exchange; Chief Executive Officer and a Director of Fox Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer and Director of Rare Element Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange; Director of Sutter Gold Mining Inc., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer of Pitchstone Exploration Ltd., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer of Rye Patch Gold Corp., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer of Tarsis Capital Corp., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer of Fortune Valley Exploration Ltd., a mineral exploration company traded on the TSX Venture Exchange and a Director of Mediterranean Resources Ltd., a mineral exploration company traded on the TSX Exchange. Mr. Brown devotes approximately 10% of his time to Company affairs.

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

Frank Wheatley is an attorney who holds Bachelor of Commerce and Bachelor of Laws degrees from the University of British Columbia. He has 21 years of experience as a director, senior officer and legal counsel to a number of public mining and mineral exploration companies. He was in private legal practice from 1985 until 1996 when he became Vice-President, Legal Affairs with Eldorado Gold Corporation.  Since 1999 Mr. Wheatley has been and is currently Vice-President and General Counsel of Gabriel Resources Ltd., a gold development company developing a gold project in Romania which is traded on the TSX Exchange. Mr. Wheatley is also currently a Director and Corporate Secretary of Lithic Resources, a mineral exploration company traded on the TSX Venture Exchange. Mr. Wheatley devotes approximately 5% of his time to the Company’s affairs.

Bruce Winfield holds a M.Sc in geology and has over 30 years of experience in the mining industry. Key positions include Vice President of Exploration for Greenstone Resources Ltd., Pan American Mineral Corp. and Eldorado Gold Corp. He has directed the evaluation, acquisition and development of projects in Europe and North and South America. Since 1987, he has been extensively involved in Latin America in exploration and development of precious metal projects in several nations. Since 1999, he has also been owner and President of Winfield Consulting, a geological consulting company. From 1997 to 1999, he was CEO of Altoro Gold Corporation, a publicly traded gold exploration company. He also currently serves as a Director Trade Winds Ventures Inc, a mineral exploration company traded on the TSX Venture Exchange. Mr. Winfield devotes approximately 10% of his time to Company affairs.

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

Independent Directors receive compensation of $2,000 per quarter. Additionally, any Independent Director that acts as chair of a committee receives $2,000 per year.

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

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Other Compensation
David Hottman, President and CEO (from 8/1/2008) Chairman & Director (1)	2008 2007 2006	$ 43,000 $ 36,583 $ 36,000	Nil 200,000 25,000	Nil $ 160 Nil

Bruce Winfield, President and CEO (to 8/1/08) and current Director (1)	2008 2007 2006	$ 150,000 $ 89,500 $ 84,000	Nil 225,000 25,000	Nil $ 4,267 $ 3,006

Mark T. Brown, CFO (from 2/29/08) and Director (2)	2008 2007 2006	Nil Nil Nil	Nil 141,400 None	$ 5,674 $ 1,219 $ 1,765

Alexander Boronowski, Vice-President, Exploration	2008 2007	$116,700 Nil	Nil 300,000	Nil Nil

Gary Nordin, Director	2008 2007 2006	$ 6,000 $ 36,000 $ 36,000	Nil 200,000 25,000	Nil $ 4,267 $ 3,006

Frank Wheatley, Director	2008 2007 2006	Nil Nil Nil	Nil 100,000 25,000	Nil Nil Nil

Christine West, Former CFO and Corporate Secretary	2008 2007 2006	Nil Nil Nil	Nil 35,000 45,000	Nil Nil Nil

(1)

Other Compensation for Bruce Winfield, Gary Nordin, Alexander Boronowski and David Hottman are insurance benefit obligations paid by the Company.

(2)

Mark Brown’s other compensation is administrative consulting fees paid to Pacific Opportunity Capital, a private consulting firm for which Mr. Brown is President and a director.

No funds were set aside or accrued by the Company during Fiscal 2008 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Audit Committee

At the Company’s Annual and Extraordinary General Meeting held on December 1, 2005, shareholders approved a revised Audit Committee Charter. The Audit Committee currently consists of David Hottman, Frank Wheatley, and Bruce Winfield.

A copy of the current Audit Committee Charter was included in the Company’s Management Information Circular dated October 27, 2008 which was filed in the Company’s Form 6-K filed December 19, 2008.

The Audit Committee’s primary functions are to assist the Board of Directors (the "Board") in fulfilling its financial oversight responsibilities with respect to financial reporting and disclosure requirements; ensure that an effective risk management and financial control framework has been implemented by management of the Company; and be responsible for external and internal audit processes.

Composition

The Committee shall be comprised of three directors as determined by the Board, the majority of whom shall be independent, financially literate and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. The Board may remove or replace a member of the Committee at any time and from time to time. The Company adopts: (a) the meaning of independence described in Multilateral Instrument 52-110 Audit Committees (the "Instrument") for the purpose of determining whether a member of the Committee is independent; and (b) the provisions of Sections 3.3 to 3.5, inclusive, of the Instrument relating to certain membership requirements.

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

Staffing

The Company currently has 3 employees and 3 executive officers. 2 employees are located in Argentina and consist of an Exploration Manager and a Secretary.  One employee, an accountant is located in Vancouver.

The Company has shared office space with other mineral exploration companies. Currently the office is shared with one related company which has a director in common with Portal. Portal charges these companies for Rent, Human Resources, and Office Expenses. In fiscal 2008, these charges totaled $93,699.

Mineral Exploration is conducted by employees, as well as outside contractors under the supervision of Company personnel.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 9 lists, as of 12/18/2008, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	David Hottman (1)	1,843,000	6.11%
Common	Mark T. Brown (2)	326,000	1.09%
Common	Alex Boronowski (3)	355,000	1.18%
Common	Gary Nordin (4)	934,000	3.10%
Common	Frank Wheatley (5)	285,200	0.95%
Common	Bruce Winfield (6)	1,621,000	5.37%

	Total Directors/Officers	5,364,200	16.48%

(1)

Of these shares, 503,600 represent exercisable share purchase options. An additional 225,000 share purchase options have been granted but not yet vested.

(2)

Of these shares, 60,000 are owned in Spartacus Management Inc., a private company which is beneficially owned by Mark T. Brown, and 232,500 represent exercisable share purchase options. An additional 112,500 share purchase options have been granted but not yet vested.

(3)

Of these shares, 325,000 represent exercisable share purchase options. An additional 75,000 share purchase options have been granted but not yet vested.

(4)

Of these shares, 100,000 common shares are owned by Discovery Resource Corporation, a private company beneficially owned by Gary Nordin, and 518,750 represent exercisable share purchase options. An additional 131,250 share purchase options have been granted but not yet vested.

(5)

Of these shares, 237,500 represent exercisable share purchase options. An additional 112,500 share purchase options have been granted but not yet vested.

(6)

Of these shares, 537,500 represent exercisable share purchase options. An additional 112,500 share purchase options have been granted but not yet vested

Based upon 29,651,539 shares outstanding as of 12/18/08, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table Number 14, “Stock Options Outstanding” below.

Item 7.  Major Shareholders and Related Party Transactions

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.  The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

On 12/15/08 the shareholders' list for the Company's common shares showed 34 registered shareholders, including depositories, and 29,651,539 shares issued and outstanding. Of the total registered non-depository shareholders, 14 are resident in Canada holding 1,335,000 common shares, 11 shareholders are resident in the United States holding 1,715,000 common shares, and 8 shareholders are resident in other nations, holding 2,432,165 common shares. After researching the beneficial holders represented by the common shares held by depositories, the Company believes that it has about 500 shareholders resident in Canada holding approximately 21,127,434 common shares, representing 71.25% of the common shares issued and outstanding; 19 shareholders resident in the United States holding approximately 2,101,290 common shares, or 7.09% of the common shares issued and outstanding; and 50 shareholders resident in other countries, holding approximately 6,422,815 common shares, or 21.66% of the issued and outstanding common shares.

The Company is aware of three persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of 12/18/08, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Pinetree Capital Ltd.	3,000,000	10.12%
Common	David Hottman	1,843,000	6.11%
Common	Bruce Winfield	1,621,000	5.37%

Based on 29,651,539 common shares outstanding as of 12/18/2008 and stock options and warrants held by each beneficial holder exercisable within sixty days.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

During Fiscal 2008, the Company received $27,060 from Galileo Minerals Ltd, a private mineral exploration company with David Hottman and Gary Nordin as Directors in common, for Rent, Human Resources, and Office expenses.

During Fiscal 2008, the Company received $27,095 from Mexico Pacific Gold, a private mineral exploration company with David Hottman and Gary Nordin as Directors in common, for Rent, Human Resources, and Office expenses.

During Fiscal 2008, the Company received $35,939 from Canasil Resources Inc., a public mineral exploration company with Gary Nordin as Director in common, for Rent and Office expenses.

During Fiscal 2008, the Company received $3,605 from Polaris Minerals Ltd., a public mineral exploration company with Gary Nordin as Director in common, for Rent and Office expenses.

The Company paid Pacific Opportunity Capital, a private company with Mark T. Brown as an officer and director in common, an aggregate of $5,674 (FY 2007 - $1,219; FY 2006 - $1,765) for fees and expense reimbursements.

During Fiscal 2007, the Company paid Nevada Pacific Gold Ltd., a public company with directors David Hottman and Gary Nordin in common, $121,207 (FY 2006 - $77,610) for shared rent, human resources, and office services. Nevada Pacific ceased to be a related party in March 2007.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report.  The audit report of De Visser Gray, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Current Legal Proceedings

The Company, as well as a number of other mining companies and mining oriented groups, was a plaintiff in a lawsuit against the Government of Mendoza challenging the constitutionality of Law No. 7722, which prohibits the use of certain chemical substances by the mining industry within the Province of Mendoza. In December 2008, the Company announced that it had withdrawn its lawsuit.

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

Item 9.  Offer and Listing of Securities

As of June 30, 2008 the authorized capital of the Company consisted of 100,000,000 Common Shares without par value and 100,000,000 Preferred Shares without par value.  There were 29,651,539 Common Shares and no Preferred Shares issued and outstanding as of June 30, 2008.

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

Table No. 11 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending November 2008;

•

each of the last twelve fiscal quarters ending the three months ended September 30, 2008; and

•

each of the last five fiscal years ending June 30, 2008.

The Company commenced trading under the name “Gateway Enterprises Ltd.” on May 28, 2001. From September 23, 2002 until March 17, 2004, the Company’s shares were suspended from trading by the TSX Venture Exchange for review, approval and completion of the Company’s Qualifying Transaction as per TSX-V Capital Pool Company regulations.

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

November 2008	$0.07	$0.03	$0.03
October 2008	$0.11	$0.03	$0.05
September 2008	$0.15	$0.07	$0.11
August 2008	$0.19	$0.11	$0.14
July 2008	$0.21	$0.16	$0.16
June 2008	$0.23	$0.17	$0.23

Three Months Ended 9/30/08	$0.21	$0.07	$0.11
Three Months Ended 6/30/08	$0.27	$0.17	$0.23
Three Months Ended 3/31/08	$0.39	$0.22	$0.22
Three Months Ended 12/31/07	$0.52	$0.30	$0.36

Three Months Ended 9/30/07	$0.78	$0.37	$0.45
Three Months Ended 6/30/07	$0.90	$0.60	$0.76
Three Months Ended 3/31/07	$0.94	$0.45	$0.72
Three Months Ended 12/31/06	$0.58	$0.32	$0.50

Three Months Ended 9/30/06	$0.67	$0.39	$0.51
Three Months Ended 6/30/06	$1.53	$0.48	$0.59
Three Months Ended 3/31/06	$1.17	$0.55	$1.17
Three Months Ended 12/31/05	$0.65	$0.52	$0.57

Fiscal Year Ended 6/30/08	$0.78	$0.17	$0.23
Fiscal Year Ended 6/30/07	$0.94	$0.32	$0.76
Fiscal Year Ended 6/30/06	$1.53	$0.48	$0.59
Fiscal Year Ended 6/30/05	$1.05	$0.40	$0.63
Fiscal Year Ended 6/30/04	$1.25	$0.62	$0.62

Table No. 12 lists, as of 12/15/08, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
3,943,500	$0.85	July 18, 2009*

* Effective July 17, 2008, the expiration date of these warrants was extended to July 18, 2009.

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

United States Market

Portal is a Reporting Issuer with the United States Securities and Exchange Commission, and the Company is subject to the reporting obligations and requirements under the Exchange Act of 1934. However, as a Foreign Private Issuer, the Company is exempt from sections 14(a), 14(b), 14(c), 14(f) and 16 of the Act, which includes the Proxy Rules of Section 14 and the Short-Swing Profit Rules of Section 16.

Item 10.  Additional Information

Share Capital

The Company has financed its operations through the issuance of common shares through private placements, the exercise of warrants issued in the private placements, and the exercise of stock options. The changes in the Company’s share capital during the last 3 fiscal years are as follows:

During Fiscal 2008, the Company completed one private placement of its common shares. On July 20, 2007, the placement of 7,887,000 units at $0.65 per unit was completed for gross proceeds of $5,126,550. Each unit consisted of one common share and one-half of a common share purchase warrant, with each full warrant exercisable at a price of $0.85 until July 18, 2008 (subsequently extended to July 18, 2009). Finder’s fees of $151,997 were paid on the placement. During the year, the Company also received $2,600 pursuant to the exercise of  5,000 common share purchase options.

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

During Fiscal 2006, the Company completed two private placements of its common shares. On February 3, 2006, the Company completed the placement of 6,755,000 common share units at $0.50 per unit for gross proceeds of $3,377,500. Each unit consisted of one common share and one-half of a share purchase warrant, with each full warrant exercisable into one common share at a price of $0.75 until February 3, 2007. Finder’s fees of $111,038 cash and 148,225 were issued in relation to this placement. On May 29, 2006, the Company completed the private placement of 2,635,000 common share units at a price of $1.05 per unit for gross proceeds of $2,766,750. Each unit consisted of one common share and one-half share purchase warrant, with each full warrant exercisable into one common share at a price of $1.25 until May 29, 2007. Finder’s fees of $194,775 cash were paid in relation to this second placement. Also during the year, the Company issued 166,400 common shares pursuant to the exercise of stock options for cash proceeds of $55,954, and issued 384,471 common shares pursuant to the exercise of warrants for cash proceeds of $346,024.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 14 as of 12/18/2008, as well as the number of options granted to Directors and all employees as a group.

Table No. 14

Stock Options Outstanding

Name	Number of Shares of Common Stock	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

David Hottman, President, Chairman and Director	153,600 50,000 25,000 200,000 300,000	153,600 50,000 25,000 200,000 Nil	$0.25 0.86 0.70 0.52 0.20	March 15, 2009 April 14, 2010 January 20, 2011 December 5, 2011 October 7, 2013

Mark T. Brown, CFO, Secretary and Director	28,600 25,000 141,400 150,000	28,600 25,000 141,400 Nil	$0.25 0.86 0.52 0.20	March 15, 2009 April 14, 2010 December 5, 2011 October 7, 2013

Alex Boronowski, Vice-President, Exploration	25,000 75,000 200,000 100,000	25,000 75,000 200,000 Nil	$0.75 0.52 0.70 0.20	October 18, 2011 December 5, 2011 June 6, 2012 October 7, 2013

Gary Nordin, Director	200,000 50,000 25,000 200,000 175,000	200,000 50,000 25,000 200,000 Nil	$0.25 0.86 0.70 0.52 0.20	March 15, 2009 April 14, 2010 January 20, 2011 December 5, 2011 October 7, 2013

Frank Wheatley, Director	50,000 25,000 25,000 100,000 150,000	50,000 25,000 25,000 100,000 Nil	$0.25 0.86 0.70 0.52 0.20	March 15, 2009 April 14, 2010 January 20, 2011 December 5, 2011 October 7, 2013

Bruce Winfield, Director and former President and CEO	200,000 50,000 25,000 225,000 150,000	200,000 50,000 25,000 225,000 Nil	$0.25 0.86 0.70 0.52 0.20	March 15, 2009 April 14, 2010 January 20, 2011 December 5, 2011 October 7, 2013

Employees/Consultants	100,000 100,000 50,000 50,000 80,000 200,000 75,000 70,000	100,000 100,000 50,000 50,000 80,000 200,000 75,000 Nil	$0.32 0.85 0.75 0.77 0.75 0.52 0.79 0.20	December 19, 2008 March 21, 2009 June 18, 2009 December 23, 2009 October 18, 2011 December 5, 2011 June 19, 2012 October 7, 2013

Total Officers and Directors	3,123,600	2,098,600

Total Employees/ Consultants	725,000	655,000

Total Officers/Directors/ Employees and Consultants	3,848,600	2,753,600

Pursuant to the Company’s Stock Option Plan as approved by shareholders on December 10, 2004, all stock options granted under the Plan will vest under the following schedule:

25% Three months following the award date

25% Six months following the award date

25% Nine months following the award date

25% Twelve months following the award date

Under the plan, 1,095,000 options granted on October 7, 2008 will vest under the following schedule:

273,750 options on January 7, 2009

273,750 options on April 7, 2009

273,750 options on July 7, 2009

273,750 options on October 7, 2009

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

3.

Under an agreement dated April 20, 2007 between the Company and Consolidated Pacific Bay Minerals Ltd., an unrelated public company, Consolidated Pacific Bay granted Portal the right to earn a 60% interest in the La Pampa uranium project located in Chubut Province, Argentina. Under the agreement, the Company is required to pay a total of US$145,000 cash on or before April 20, 2010, and expend an aggregate of US$1,200,000 in exploration expenditures on the property on or before April 20, 2011, to earn a 60% interest in Consolidated Pacific Bay’s concessions. A copy of this agreement has been filed as an exhibit to the Company’s fiscal 2007 20-F Annual Report.

4.

Under an agreement dated May 1, 2007 between the Company and Nevada Pacific Gold Ltd., the Company agreed to sublease approximately 3,926 square feet of office space from Nevada Pacific through February 28, 2008. A copy of this agreement has been filed as an exhibit to the Company’s fiscal 2007 20-F Annual Report.

5.

Under an agreement dated August 28, 2008, the Company, through its subsidiary Portal Resources US Inc., has the right to acquire from Claremont Nevada Mines, Scoonover Exploration, and JR Exploration (the “Vendors”) 100% interest (subject to a 3% NSR) in three properties located in the Walker Lane Belt and Battle Mountain/Eureka Trend in Nevada. Terms of the renewable ten year option include total cash advance royalty payments of US$10,000 on the first anniversary, $15,000 on the second, $20,000 on the third, $25,000 on the fourth, and $30,000 on the fifth and each subsequent anniversary date to maintain the option in good standing. Portal can acquire a 100% interest in the properties by making an additional payment of $1,000 and delivering a final feasibility study on any of the properties. The Vendors will retain a 3% NSR, which Portal may reduce to 1% for a payment of US$1,000,000. A copy of this agreement has been filed as an exhibit to this Annual Report.

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

Statement by Experts

The Company’s auditors for its financial statements as at June 30, 2008, 2007 and 2006 was DeVisser Gray, Chartered Accountants. Their audit report is included with the related financial statements in this Annual Report.

Documents on Display

All documents incorporated and referred by reference in this 20-F Annual Report are available on IDEA at www.sec.gov, or may be viewed at the Company’s Executive Office located at Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada.

Item 11.  Disclosures about Market Risk

The company’s mineral properties are all currently at the exploration stage and the Company’s operations are limited to exploring those properties. Therefore, Portal’s market risks are minimal. All of the Company’s properties are located in Argentina and the United States. As a Canadian Company, Portal’s cash balances are kept primarily in Canadian funds, while many exploration and property expenses are denominated in United States dollars or Argentine Pesos. Therefore, the Company is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future, conduct hedging to reduce its exchange rate risk.

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

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

As of the end of the period covered by this annual report, an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures.  Based upon that evaluation, the CEO and the CFO have concluded that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operated such that important information flowed to appropriate collection and disclosure points in a timely manner and were effective so as to allow the Exchange Act reporting information to flow to the Company's CEO and CFO, including the period when this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure. In addition, the CEO and CFO have certified that the disclosure and procedures were effective so that the information in our Exchange Act reports was communicated to our management.

There have been no changes in the Company's internal controls over financial reporting during the period covered by this annual report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.  Nor have there been any corrective actions with regard to deficiencies or material weaknesses.

This annual report does not include an attestation of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

The Company has not identified an Audit Committee Financial Expert among the 3 directors currently serving on the audit committee. The current members are David Hottman, Frank Wheatley, and Bruce Winfield. All 3 members are financially literate, have extensive experience as officers and directors of public mineral exploration companies, and understanding of internal controls and procedures.

Item 16B.  Code of Ethics

The Company has not adopted a written ”code of ethics” that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that the compliance with existing Canadian standards and procedures, including the regulations to which it subject under Canadian securities laws as a reporting issuer as a company listed on the TSX Venture Exchange, are adequate for its immediate purposes. The board is evaluating the adoption of a code of ethics during the 2009 fiscal year.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray to the Company are included in the following table.

Table No. 15

Principal Account Fees and Services

Type of Service	Fiscal Year 2008	Fiscal Year 2007

Audit Fees	$ 21,000	$ 18,500
Audit Related Fees	-	$ 1,000
Tax Fees	$ 1,200	$ 1,200
All Other Fees	-	-
Total	$ 22,200	$ 20,700

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

Audited Financial Statements

Independent Auditors Report, dated October 27, 2008.

Balance Sheets at June 30, 2008 and 2007.

Statements of Operations for the years ended June 30, 2008, 2007, and 2006.

Statements of Cash Flows for the years ended June 30, 2008, 2007, and 2006.

Consolidated Statements of Deferred Expenditures on Unproven Mineral Rights for the years ended June 30, 2008 and 2007.

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

4. Material Contracts

        A)   Copy of the Shared Office Agreement Between the Company and Nevada Pacific Gold dated May 25, 2004. (Previously Filed)

        B)    Copy of the Escrow Agreement between the Company and Pacific Corporate Trust Company dated November 4, 2003. (Previously Filed)

        C)        Copy of the Option Agreement between the Company and Consolidated Pacific Bay Minerals Ltd regarding La Pampa uranium project, dated April 20, 2007. (Previously Filed)

        D)    Copy of the sublease agreement for office space between the Company and Nevada Pacific Gold Ltd. dated May 1, 2007 (Previously Filed)

        E)      Copy of the option agreement between the Company and Claremont Nevada Mines LLC, Scoonover Exploration LLC, and JR Exploration LLC regarding the Golden Snow, Fish and CPG projects, dated August 28, 2008.

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

PORTAL RESOURCES LTD.

Consolidated Financial Statements

June 30, 2008

June 30, 2007

June 30, 2006

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

The Company’s independent auditors, De Visser Gray LLP, who have been appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards in Canada to allow them to express an opinion on the financial statements.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related reporting matters prior to submission to the Board.

“David Hottman”

“Mark Brown”

David Hottman,

Mark Brown

President and CEO

Chief Financial Officer

Vancouver, Canada

Vancouver, Canada

October 27, 2008

October 27, 2008

D E  V I S S E R  G R A Y  L L P

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Portal Resources Ltd.

We have audited the consolidated balance sheets of Portal Resources Ltd. as at June 30, 2008, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended June 30, 2008. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2008 and 2007 and the results of its operations and cash flows for each of the years in the three-year period ended June 30, 2008 in conformity with Canadian generally accepted accounting principles.

De Visser Gray LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

October 27, 2008

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements.  Although we conducted our audits in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated October 27, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

De Visser Gray LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

October 27, 2008

PORTAL RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(stated in Canadian dollars)

As at June 30th

	2008	2007

ASSETS
Current
Cash and cash equivalents	$187,551	$1,069,730
Short-term investments	2,861,753	-
Amounts receivable	104,312	42,661
Prepaid expenses	122,318	117,118
	3,275,934	1,229,509

Equipment and software (Note 3)	78,290	94,609
Unproven mineral rights (Note 4)	4,965,595	5,683,359

	$8,319,819	$7,007,477

LIABILITIES

Current
Accounts payable and accrued liabilities	$81,496	$500,273
Due to related parties (Note 7)	-	3,233
	81,496	503,506

SHAREHOLDERS’ EQUITY

Share capital (Note 5)	$14,760,161	$9,823,918
Shares subscribed	-	59,800
Contributed surplus (Note 5)	783,340	636,998
Deficit	(7,305,178)	(4,016,745)
	8,238,323	6,503,971

	$8,319,819	$7,007,477

Nature of Operations (Note 1)

Commitments (Note 6)

Subsequent events (Note 10)

         Approved by the Board of Directors:

“Bruce Winfield”	“David Hottman”
Bruce Winfield, Director	David Hottman, Director

See notes to consolidated financial statements

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the years ended June 30,

(stated in Canadian dollars)

	2008	2007	2006

Revenue	$ -	$ -	$ -

Expenses
Accounting and audit	$ 62,248	$ 70,248	$ 55,051
Amortization	26,469	23,105	17,929
Bank charges and interest	21,102	42,738	17,530
Consulting and management fees	55,115	22,875	17,841
Foreign asset tax	21,938	35,489	-
Foreign exchange	34,120	63,218	28,525
Interest income	(161,429)	(106,674)	(33,123)
Investor relations	412,068	454,750	225,147
Legal	40,236	40,182	14,725
Office and miscellaneous	174,332	140,206	68,055
Rent	44,991	30,831	19,746
Project investigation	41,451	44,071	7,343
Salaries and benefits	459,298	203,089	247,636
Stock-based compensation (Note 5)	147,744	340,206	138,606
Travel	63,235	44,530	25,046
Transfer agent and filing fees	16,514	17,438	20,763
Write-off of unproven mineral rights	1,782,804	-	80,130
Write-off of amounts receivable	-	15,291	-
Valuation allowance for foreign value added tax credit (IVA)	46,197	395,631	143,807

	3,288,433	1,877,224	1,094,757

Net loss for the year	(3,288,433)	(1,877,224)	(1,094,757)

Deficit – beginning of year	(4,016,745)	(2,139,521)	(1,044,764)

Deficit – end of year	$(7,305,178)	$(4,016,745)	$(2,139,521)

Loss per share (Note 2)	$ (0.11)	$ (0.09)	$ (0.08)

Weighted average number of common shares outstanding	29,322,706	21,183,935	13,868,125

See notes to consolidated financial statements

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30,

 (stated in Canadian dollars)

	2008	2007	2006

Cash provided by (used for):
Operating Activities
Net loss for the year	$ (3,288,433)	$ (1,877,224)	$ (1,094,757)
Items not involving cash:
Stock-based compensation	147,744	340,206	138,606
Write-off of unproven mineral properties	1,782,804	-	80,130
Write-off of amounts receivable	-	15,291	-
Amortization	26,469	23,105	17,929

	(1,331,416)	(1,498,622)	(858,092)

Changes in non-cash working capital:
Amounts receivable	(61,651)	(39,838)	(13,682)
Prepaid expenses	(5,200)	(11,304)	(89,294)
Accounts payable and accrued liabilities	(179,224)	(157,664)	156,905
Due to related parties	(3,233)	3,233	(10,532)

	(1,580,724)	(1,704,195)	(814,695)

Investing Activities
Purchase of equipment and software	(10,150)	(83,249)	(10,425)
Short-term investments	(2,861,753)	-	-
Expenditures on unproven mineral rights	(1,304,593)	(2,732,966)	(1,138,789)

	(4,176,496)	(2,816,215)	(1,149,214)

Financing Activities
Shares issued for cash	5,126,550	-	6,144,250
On warrant exercise	-	569,250	346,024
On option exercise	2,600	8,300	55,954
Shares subscribed	(59,800)	59,800	-
Share issue costs	(194,309)	(12,438)	(357,189)

	4,875,041	624,912	6,189,039

Net increase (decrease) in cash and cash equivalents	$ (882,179)	(3,895,498)	4,225,130
Cash and cash equivalents – beginning of year	1,069,730	4,965,228	740,098

Cash and cash equivalents– end of year	$ 187,551	1,069,730	4,965,228

Supplemental disclosure of non-cash Investing and Financing Activities:

Cash and cash equivalents consist of:
Cash balances with banks	$ 187,551	$ 307,977	$ 938,738
Term deposits	$ -	$ 761,753	$ 4,026,490
Total cash and cash equivalents	$ 187,551	$ 1,069,730	$ 4,965,228

Shares issued for finder’s fees	$ -	$ -	$ 74,113
Shares reserved for issue for Slick Rock Uranium Project	$ -	$ 78,000	$ -
Deferred expenditures on unproven mineral rights included in accounts payable	$ 29,998	$ 269,551	$ -

See notes to consolidated financial statements

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF DEFERRED EXPENDITURES ON UNPROVEN MINERAL RIGHTS

For the year ended June 30,

(stated in Canadian dollars)

	Arroyo Verde (Argentina)	San Rafael (Argentina)	La Pampa Uranium (Argentina)	Tiger Uranium (Argentina)	Slick Rock Uranium (USA)	Project Investigation	Total
Total as at June 30, 2005	$ 1,198,827	$ 281,731	$ -	$ -	$ -	$ 63,625	$ 1,544,183

Land acquisition & holding costs	53,953	80,450	-	-	-	1,200	135,603
Environment	-	1,979	-	-	-	-	1,979
Geology	229,646	94,558	-	-	-	15,305	339,509
Geophysics	-	97,612	-	-	-	-	97,612
Surface geochemistry	59,423	23,687	-	-	-	-	83,110
Drilling	480,976	-	-	-	-	-	480,976
Total expenditures	823,998	298,286	-	-	-	16,505	1,138,789
Property write-offs	-	-	-	-	-	(80,130)	(80,130)

Total as at June 30, 2006	2,022,825	580,017	-	-	-	-	2,602,842

Land acquisition & holding costs	72,695	221,715	17,143	1,131	132,448	-	445,132
Environment	1,203	2,116	-	2,027	-	-	5,346
Geology	413,219	262,537	152,632	56,292	1,070	-	885,750
Geophysics	27,607	64,260	-	-	-	-	91,867
Surface geochemistry	40,404	23,768	1,861	1,789	-	-	67,822
Drilling	1,261,256	323,344	-	-	-	-	1,584,600
Total expenditures	1,816,384	897,740	171,636	61,239	133,518	-	3,080,517

Total as at June 30, 2007	3,839,209	1,477,757	171,636	61,239	133,518	-	5,683,359

Land acquisition & holding costs	108,687	(27,301)	11,523	-	16,873	-	109,782
Environment	3,611	206	4,778	1,894	21,907	-	32,396
Geology	155,866	101,517	415,886	6,416	62,353	-	742,038
Geophysics	6,164	26,985	104	-	-	-	33,253
Surface geochemistry	4,654	297	4,806	-	9,848	-	19,605
Drilling	3,636	499	-	-	123,831	-	127,966
Total expenditures	282,618	102,203	437,097	8,310	234,812	-	1,065,040
Property write-offs	-	(1,414,474)	-	-	(368,330)	-	(1,782,804)
	282,618	(1,312,271)	437,097	8,310	(133,518)	-	(717,764)

Total as at June 30, 2008	$ 4,121,827	$ 165,486	$ 608,733	$ 69,549	$ -	$ -	$ 4,965,595

See notes to consolidated financial statements

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2008, 2007 and 2006

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

References to the Company are inclusive of the Canadian parent company and its wholly-owned Argentinean and U.S. subsidiaries.  All significant inter-company transactions and balances have been eliminated.

Financial instruments

The Company’s financial instruments consist of current assets and current liabilities.  The fair value of these instruments approximates their carrying values due to their short-term nature.  Financial risk is the risk arising from fluctuations in foreign currency exchange rates.  The Company does not use derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

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

Cash equivalents

Cash equivalents consist of highly liquid investments with maturity dates of less than three months that are readily convertible into known amounts of cash.  Interest earned is recognized immediately in operations.

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

For the years ended June 30, 2008, 2007 and 2006

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

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2008, 2007 and 2006

(stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES, (Continued)

New accounting policies

Effective July 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3251 Equity, Section 3855, Financial Instruments – Recognition and Measurement; and Section 3865, Hedges, retroactively without restatement.  These new CICA Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition of financial instruments and on the use of hedge accounting.

(a)

Section 1530 – Comprehensive Income:  Section 1530 establishes standards for reporting and presenting comprehensive income, which  is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.  Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated.  The adoption of this Handbook Section has no impact on opening deficit.

(b)

Section 3855 – Financial Instruments – Recognition and Measurement: Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet, and whether fair value or cost-based measures are used to measure the recorded amounts.  Financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.  Subsequent measurement and changes in fair value depend on their initial classification, as follows: held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

The Company has designated its cash and short-term investments as held-for-trading, which are measured at fair value and accounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable, accrued liabilities and due to/from related parties are classified as other financial liabilities.  The Company had neither available-for-sale or held-to-maturity instruments during the nine months ended March 31, 2008.

(c)

Section 3865 – Hedges: Section 3865 is applicable when an entity chooses to designate a hedging relationship for accounting purposes.  It specifies how hedge accounting is applied and what disclosures are necessary when it is applied.  The adoption of this standard has no present impact as the Company is not currently engaged in any hedging activity.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2008, 2007 and 2006

(stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES, (Continued)

Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of the fair value can be made based on expected future cash outflows discounted to present value.

The associated asset retirement costs are capitalized as part of the carrying amount of long lived assets. The liability is accreted over the estimated time period until settlement of the obligation and the asset is depreciated over its estimated remaining useful life. Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation.  The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations.  Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related capitalized asset retirement cost.

Accounting Policies Not Yet Adopted

Capital disclosures

The CICA issued a new accounting standard, Section 1535, Capital Disclosures (“Section 1535”), which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s  objectives, policies and processes for managing capital. Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new standard will be adopted by the Corporation effective July 1, 2008.

Financial instruments

The CICA issued two new accounting standards, section 3862, Financial  Instruments – disclosures (“Section 3862”), and Section 3863, Financial Instruments – Presentation (“Section 3863”), which replace Section 3861. Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Section 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. These new standards will be adopted by the Corporation effective July 1, 2008.

Impact of adopting sections 1535, 3682 and 3863

Upon the adoption of the new standards, the Corporation will provide increased disclosure regarding management of capital, the nature and extent of risk arising from financial instruments and how the Corporation manages those risks.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2008, 2007 and 2006

 (stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES, (Continued)

Accounting Policies Not Yet Adopted, (Continued)

International financial reporting standards

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to the fiscal years beginning on or after January 1, 2011, and in April 2008. The AcSB issued for comment its omnibus Exposure Draft, Adopting IFRS in Canada. Early adoption may be permitted, however it will require exemptive relief on a case by case basis from the Canadian Securities Administrators.

The Corporation is currently in the process of developing an IFRS Conversion Plan and evaluating the impact of the transition to the IFRS.

3.

EQUIPMENT AND SOFTWARE

	2008			2007

	Cost	Accumulated amortization	Net book value	Net book value

Computer equipment	$ 16,605	$ 12,127	$ 4,478	$ 1,461
Computer software	20,453	19,789	664	1,993
Furniture & fixtures	10,036	2,584	7,452	3,369
Vehicles	44,558	22,665	21,893	30,804
Field equipment	65,893	22,090	43,803	56,982
	$ 157,545	$ 79,255	$ 78,290	$ 94,609

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2008, 2007 and 2006

 (stated in Canadian dollars)

4.

UNPROVEN MINERAL RIGHTS

The Company’s mineral properties are all located in Argentina and the United States.

Arroyo Verde

On November 27, 2003, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Chubut province of Argentina.  Under the terms of the agreement the Company had to make cash payments totaling US$210,000 (paid) on or before December 1, 2007.

Portal Resources has completed an internal 43-101 compliant report reviewing the results of the various exploration programs conducted on the project

Portal is seeking a joint venture partner to continue exploring and developing this project

On or before December 1, 2008 or upon receipt of the feasibility study, the Company must pay an advance royalty payment of US$1 for each ounce of gold equivalent contained within the measured and indicated resource categories with a minimum payment of US$100,000 and a maximum payment of US$250,000.  This advance royalty can be applied against subsequent royalty obligations.  The vendor retains a 2% net smelter royalty that the Company can purchase 1% of, at any time, for US$1,000,000.

San Rafael

The properties in the San Rafael project have been acquired through two separate option agreements.

San Pedro

On June 18, 2004, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Mendoza province of Argentina.  Under the terms of the agreement the Company must make cash payments totaling US$ 830,000 (US$120,000 paid) on or before June 18, 2012.

Based on exploration to date, especially within the Anchoris copper-gold porphyry zone, as well as the negative environment for mining in the province of Mendoza, management decided to abandon the concessions held under the San Pedro agreement. On March 27, 2008 Portal notified in writing the owners of the San Pedro claims of the decision to return the claims and has not further commitments with respect to this agreement.

Minera Rio de la Plata

On June 18, 2004, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Mendoza, province of Argentina.  Under the terms of the original agreement, the Company has paid US$95,000 to date and the subsequent payment requirements to exercise the option are as follows:

US$
On or before April 9, 2008	$ 70,000 (subsequently amended)
On or before April 9, 2009	$100,000

The Company is obligated to make the initial three annual payments of $15,000 (paid).  Should the Company wish to develop any of the four areas defined in the agreement, during the term of the option, it must pay the sum of US$50,000 for each area so designated.  The Company would then form a new 100% owned subsidiary to which the mining rights in that designated area would be transferred.  The new subsidiary would be subject to a 15% to 20% net profit interest to the owner.  The Company has the right to purchase 10% of the net profits interest at any time for the sum of US$1,000,000.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2008, 2007 and 2006

(stated in Canadian dollars)

4.

UNPROVEN MINERAL RIGHTS, (Continued)

On March 3, 2008 the Minera Rio de la Plata (MRDP) agreement was modified so the US$70,000 payment due April 9, 2008 was deferred to June 10, 2008.

Subsequently, management decided, based on exploration results to date, especially on the Anchoris copper gold porphyry project and the negative mining environment in the province of Mendoza, to return all the claims held under the MRDP agreement, with the exception of nine claims, which will continue to form the Tiger uranium project. On April 22, an amendment to the MRDP agreement was executed by Portal and MRDP to this effect.

On April 30, 2008, MRDP and Portal signed an agreement whereby the due date for the US$70,000 payment as amended to June 10, 2008 was extended until July 10, 2008.

On June 10, 2008, Portal informed MRDP of the Company’s decision to declare the nine claims comprising the Tiger Uranium Project as a “Development Area” under clause 6.4 of the MRDP agreement and to pay MRDP the sum of US$50,000.

On June 17, 2008, Portal received from MRDP notification of its rejection of Portals declaration of a “Development Area”.

On July 18, 2008, Portal received notification from MRDP of their declaration that the MRDP contract is null and void for failure to make the US$70,000 payment due July 10, 2008.

Portal has retained legal counsel in the matter and is of the opinion that the declaration of a Development Area on June 10, 2008 was valid and thus the MRDP contract is valid and in good standing. Portal is pursuing both legal avenues as well as negotiating with MRDP to resolve the dispute.

La Pampa Uranium

On April 20, 2007 Portal signed a letter agreement with Consolidated Pacific Bay Minerals Ltd. whereby Portal has an option to earn a 60% interest in a series of mining rights in Chubut province of Argentina.  Under the original terms of the agreement the Company’s payment requirements are as follows:

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

On March 11, 2008, the agreement of April 20, 2007 was modified so that the time periods for the above referenced payment and expenditure commitments will begin on the date that the Argentina Department of Mines gives formal notice that the concessions for the properties have been granted to Consolidated Pacific Bay Minerals Ltd.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2008, 2007 and 2006

 (stated in Canadian dollars)

4.

UNPROVEN MINERAL RIGHTS, (Continued)

Slick Rock Uranium

On June 22, 2007, Portal signed a letter agreement whereby Portal has an option to earn a 60% interest in a approximately 419 hectares of private fee land and BLM claims in San Miguel County, Colorado, USA.  Under the terms of the agreement, in addition to the issuance of 100,000 common shares of the company, the Company must make cash payments totaling US$101,000 ($51,000 paid).

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

Portal has completed a drill program consisting of 18 holes for a total of 12,860 feet (3,920 meters).  The results were discouraging and no further work was warranted.  The property has been returned to the Vendor with no further commitments necessary on behalf of Portal.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2008, 2007 and 2006

 (stated in Canadian dollars)

5.

SHARE CAPITAL

Authorized

100,000,000 Common Shares without par value

100,000,000 Preferred shares issuable in series

Issued

	Number	Amount	Contributed surplus
Balance – June 30, 2005	10,798,943	$2,969,461	$180,493

Private placements	9,390,000	6,144,250	-
On exercise of warrants	384,471	346,024	-
On exercise of options	166,400	55,954	-
Fair market value of stock options exercised	-	18,625	(18,625)
Stock based compensation	-	-	138,605
Finders fees	148,225	74,113	-
Share issue costs	-	(431,302)	-
Balance – June 30, 2006	20,888,039	9,177,125	300,473

Issued for resource property	100,000	78,000	-
On exercise of warrants	759,000	569,250	-
On exercise of options	12,500	8,300	-
Fair market value of stock options exercised	-	3,681	(3,681)
Stock based compensation	-	-	340,206
Share issue costs	0	(12,438)
Balance – June 30, 2007	21,759,539	9,823,918	636,998

Private placement(i)	7,887,000	5,126,550	-
On exercise of options	5,000	2,600	-
Fair market value of stock options exercised	-	1,402	(1,402)
Stock based compensation	-	-	147,744
Finders fees	-	(151,997)	-
Share issue costs	-	(42,312)	-
Balance – June 30, 2008	29,651,539	14,760,161	783,340

i)

On July 20, 2007, the Company completed a private placement for 7,887,000 units at $0.65 for gross proceeds of $5,126,550, with each unit consisting of one common share and one-half share purchase warrant.  By an extension to the expiry date, each whole share purchase warrant is exercisable at $0.85 until July 18, 2009.  Finder’s fees of $151,997 were paid on this placement.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2008, 2007 and 2006

 (stated in Canadian dollars)

5.

SHARE CAPITAL, (Continued)

Stock-based Compensation

The Company has a stock option plan (the “Stock Option Plan”) which provides for equity participation in the Company by its directors, officers, employees and consultants through the acquisition of common shares pursuant to the grant of options to purchase common shares. On December 14, 2007, the maximum aggregate number of common shares reserved and authorized to be issued pursuant to options granted under the Stock Option Plan was amended from 3,133,205 to 4,447,730 common shares.

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

The Company accounts for its grants in accordance with the fair value method of accounting for stock-based compensation.  For the year ended June 30, 2008, the Company recognized $ 147,744 (2007 - $340,206) in stock-based compensation for employees, directors and consultants.

The fair value of the options has been calculated using the Black-Scholes option-pricing model, based on the following assumptions:

	2008	2007	2006

Stock compensation	$ 147,744	$ 340,206	$ 138,606

Risk-free interest rate	4.00%	3.4% – 4.6%	3.4% -4%
Expected stock price volatility	74%	49% - 76%	49% - 58%
Expected option life in years	1 year	3 years	3 years
Expected dividend yield	Nil	Nil	Nil

Option prices models require the input of highly subjective assumptions regarding the expected volatility and expected life. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide the reliable measure of the fair value of the company’s stock options at the date of grant.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2008, 2007 and 2006

 (stated in Canadian dollars)

5.

SHARE CAPITAL, (Continued)

A summary of changes to stock options outstanding is as follows:

	2008	2007		2006
		Weighted Average		Weighted Average		Weighted Average
	Number of shares	Exercise Price	Number of shares	Exercise Price	Number of shares	Exercise Price
Outstanding at beginning of period	2,766,100	$0.54	1,219,700	$0.51	1,103,000	$0.43
Granted under plan	100,000	$0.32	1,576,400	$0.57	360,000	$0.74
Exercised	(5,000)	$0.52	(12,500)	$0.66	(166,400)	$0.34
Forfeited or cancelled	(107,500)	$0.63	(17,500)	$0.71	(76,900)	$0.68
Outstanding at end of year	2,753,600	$0.54	2,766,100	$0.54	1,219,700	$0.51

Options vested and exercisable at year end	2,750,000	$0.54	1,142,200	$0.50	1,017,200	$0.47

At June 30, 2008, the weighted average remaining life of the outstanding options is 2.63 years (June 30, 2007 - 3.47 years).

On January 19, 2008, the Company granted a consultant of the Company 100,000 stock options with an exercise price of $0.32. These options have a term of 1 year and vest in equal amounts every three months for 1 year. The fair value of these options was estimated at approximately $0.09 per option at grant date.

Stock options outstanding as at June 30, 2008 are as follows:

Number	Exercise Price	Expiry Date
632,200	$0.25	15-Mar-09
50,000	$0.75	18-Jun-09
50,000	$0.77	23-Dec-09
200,000	$0.86	14-Apr-10
100,000	$0.70	20-Jan-11
100,000	$0.85	21-Mar-08
105,000	$0.75	18-Oct-11
1,141,400	$0.52	5-Dec-11
200,000	$0.70	6-Jun-12
75,000	$0.79	19-Jun-12
100,000	$0.32	19-Dec-08
2,753,600

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2008, 2007 and 2006

 (stated in Canadian dollars)

5.

SHARE CAPITAL, (Continued)

Warrants

A summary of changes to warrants during the year are as follows:

	2008		2007
	Number of warrants	Weighted Average Exercise Price	Number of warrants	Weighted Average Exercise Price

Outstanding at beginning of year	1,317,500	$1.25	4,769,112	$0.89
Granted	3,943,500	$0.85	-	-
Exercised	-	-	(759,000)	$0.75
Expired	(1,317,500)	$1.25	(2,692,612)	$0.75
Outstanding at end of year	3,943,500	$0.85	1,317,500	$1.25

Warrants outstanding as at June 30, 2008 are as follows:

Number	Exercise Price	Expiry Date
3,943,500	$ 0.85	July 18, 2009 (i)

(i) Effective July 17, 2008, the expiry date for these warrants was extended to July 18, 2009.

6.

COMMITMENTS

The Company has obligations under an operating lease for its corporate office that is in effect until February 28, 2013.  The remaining future minimum lease payments for the non-cancellable lease are:

2009	$82,205
2010	$86,457
2011	$90,709
2012	$94,961
2013	$65,197

7.

RELATED PARTY TRANSACTIONS

Payments to related parties were made in the normal course of operations and were valued at fair value as determined by management.  Amounts due to or from related parties are unsecured, non-interest bearing and due on demand.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2008, 2007 and 2006

 (stated in Canadian dollars)

7.

RELATED PARTY TRANSACTIONS, (Continued)

For the years ended June 30, 2008 and 2007

During the year ended June 30, 2008, $35,939 (2007 - $Nil) was charged to a public company with a director in common with the Company for rent.  As at June 30, 2008, $34 (2007 - $Nil) was receivable from this public company.

During the year ended June 30, 2008, $27,095 (2007 - $Nil) was charged to another private company with certain directors in common with the Company for administrative fees and rent. As at June 30, 2008, $806 (2007 - $Nil) was receivable from this private company.

During the year ended June 30, 2008, $27,060 (2007 - $Nil) was charged to a private company with certain directors in common with the Company for administrative fees and rent. As at June 30, 2008, $18 (2007 - $Nil) was receivable from this private company.

During the year ended June 30, 2008, $3,605 (2007 - $Nil) was charged to a public company with a director in common with the Company for rent.  As at June 30, 2008, $24 (2007 - $Nil) was receivable from this public company.

During the year ended June 30, 2008 the Company paid or accrued to pay a private company with a director in common with the Company an aggregate of $ 5,674 (2007 - $1,219) for fees and expenses.  As at June 30, 2008, the Company owed this private company an aggregate of $Nil (2007 - $Nil).

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

A reconciliation of income taxes at statutory rates with reported taxes is as follow:

	2008	2007
Loss before income taxes	$ (3,288,433)	$ (1,877,224)

Expected income taxes (recovery)	$ (1,019,414)	$ (640,133)
Non-deductible (deductible) expenses for tax purposes	641,662	330,393
Unrecognized benefit on non-capital losses and exploration expenditures	377,752	309,740
Total income taxes (recovery)	$ -	$ -

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2008, 2007 and 2006

 (stated in Canadian dollars)

8.

INCOME TAXES, (Continued)

The significant components of the Company’s future income tax assets are as follows:

	2008	2007
Future income tax assets
Non-capital loss carryforwards	$ 989,085	$ 879,096
Exploration expenditures	336,993	338,950
Share issue costs	92,551	103,488
Equipment	10,289	10,856
Future income tax assets before valuation allowance	1,428,918	1,332,390
Less: valuation allowance	(1,428,918)	(1,332,390)
Net future income tax assets	$ -	$ -

The Company has incurred losses for Canadian income tax purposes of approximately $3.73 million, expiring in various periods from 2009 to 2028, which can be carried forward to reduce taxable income in future years.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2008, 2007 and 2006

 (stated in Canadian dollars)

9.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP for junior mining exploration companies, mineral exploration expenditures can be deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral right costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production. The following items (a) to (g) provide a summary of the impact of these financial statements that would result from the application of U.S. accounting principles to deferred mineral rights.

	Years ended
	2008	2007	2006

a) Assets
Unproven Mineral Rights Costs
Unproven mineral rights costs under Canadian GAAP:	$ 4,965,595	$ 5,683,359	$ 2,602,842
Less unproven mineral rights costs	(4,965,595)	(5,683,359)	(2,602,842)
Unproven mineral rights costs under U.S. GAAP	$ -	$ -	$ -

b) Operations
Net loss under Canadian GAAP	$(3,288,433)	$(1,877,224)	$(1,094,757)
Unproven mineral rights costs expensed under U.S. GAAP	717,764	(3,080,517)	(1,058,659)

Net loss under U.S. GAAP	$(2,570,669)	$(4,957,741)	$(2,153,416)

c) Deficit
Closing deficit under Canadian GAAP	$(7,305,178)	$(4,016,745)	$(2,139,521)
Adjustment to deficit for accumulated unproven mineral rights
expensed under U.S. GAAP, net of income items	(4,965,595)	(5,683,359)	(2,602,842)

Closing deficit under U.S. GAAP	$(12,270,773)	$(9,700,104)	$(4,742,363)

d) Cash Flows – Operating Activities
Cash applied to operations under Canadian GAAP	$(1,580,724)	$(1,704,195)	$(814,695)
Add net loss following Canadian GAAP	3,288,433	1,877,224	1,094,757
Add non cash unproven mineral rights expensed under U.S. GAAP	(239,553)	347,551	-

Less net loss under U.S. GAAP	(2,570,669)	(4,957,741)	(2,153,416)
Less unproven mineral rights costs expensed under Canadian GAAP	(1,782,804)	-	(80,130)
Cash applied to operations under U.S. GAAP	$(2,885,317)	$(4,437,161)	$(1,953,484)

e) Cash Flows – Investing Activities
Cash applied under Canadian GAAP	$(4,176,496)	$(2,816,215)	$(1,149,214)
Less non cash unproven mineral rights expensed under US GAAP	239,553	(347,551)	-

Add unproven mineral right costs expensed under U.S. GAAP	1,065,040	3,080,517	1,138,789
Cash applied under U.S. GAAP	$(2,871,903)	$(83,249)	$(10,425)

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2008, 2007 and 2006

 (stated in Canadian dollars)

9.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP), (Continued)

Other Differences Between Canadian and U.S. GAAP

f)

Stockholders’ Equity

Common Stock

There are no differences between Canadian and U.S. GAAP for the years ended June 30, 2008, 2007 and 2006 or the year ended June 30, 2008 with respect to the disclosure of stock-based compensation.

g)

Loss per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations.  Diluted loss per share is not presented as it is anti-dilutive.

	Years ended June 30,
	2008	2007	2006
	$	$	$

Numerator: Net loss for the year under U.S. GAAP	(2,570,669)	(4,957,741)	(2,153,416)
Denominator: Weighted-average number of shares under
Canadian and U.S. GAAP	29,322,706	21,183,935	13,868,125

Weighted-average number of shares under U.S. GAAP	29,322,706	21,183,935	13,868,125

Basic and fully diluted loss per share under U. S. GAAP	$ (0.09)	$ (0.23)	$ (0.16)

10.

SUBSEQUENT EVENTS

On September 2, 2008, the Company entered into an agreement with Claremont Nevada Mines, Scoonover Exploration and JR Exploration to acquire three properties located in the Walker Lane Belt and Battle Mountain/Eureka Trend in Nevada, USA.

On October 7, 2008, the Company granted 1,095,000 stock options to directors and employees.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2008, 2007 and 2006

 (stated in Canadian dollars)

11.

SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	USA	Argentina	Total
As at June 30, 2008 Assets	$ 4,817,647	$ -	$ 3,502,172	$ 8319,819
As at June 30, 2007 Assets	$ 2,787,095	N/A	$ 4,220,382	$ 7,007,477

	Canada	USA	Argentina	Total
For the year ended June 30, 2008 Loss for the year	$ 1,700,802	$ 138,098	$ 1,449,533	$ 3,288,433
For the year ended June 30, 2007 Loss for the year	$ 1,199,088	N/A	$ 678,136	$ 1,877,224

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

Registrant

Dated: January 14, 2009	Signed: /s/ David Hottman
David Hottman, President, CEO and Chairman

#