Form 20-F
period 2009-06-30
Portal Resources Ltd.
filed 2010-01-19
CIK 1326910

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[     ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2009

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

Index to Exhibits on Page 71

Portal Resources Ltd.

Form 20-F Annual Report

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares	Acres	2.471
Meters	Feet (ft.)	3.281
Kilometers (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1

Company Officers and Directors

Name	Position	Business Address
David N. Hottman	President, CEO and Chairman	Suite 750 – 625 Howe Street Vancouver, B.C. V6C 2T6
Mark T. Brown	CFO and Director	325 Howe Street Suite 410 Vancouver, B.C. V6C 1Z7
Joe Tai	Director	3368 - 1199 West Pender Street Vancouver, B.C. V6E 2R1
Frank Wheatley	Director	5168 Redonda Drive North Vancouver, B.C. V7R 3K3
Winnie Wong	Director	325 Howe Street, #410 Vancouver, BC, Canada V6C 1Z7

The Company’s auditor is Devisser Gray, Chartered Accountants, 401 – 995 West Pender Street, Vancouver, British Columbia, Canada, V6C 1L6. Devisser Gray has been auditor of the Company since inception.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

As used within this Annual Report, the terms “Portal”, “Portal de Oro Resources Ltd.”, “Gateway”, “the Company”, “Issuer” and “Registrant” refer collectively to Portal Resources Ltd., its predecessors, subsidiaries and affiliates.

SELECTED FINANCIAL DATA

The selected financial data of the Company for the Years Ended June 30, 2009, 2008, and 2007 were derived from the financial statements of the Company which have been audited by De Visser Gray, Chartered Accountants, as indicated in its audit reports which are included elsewhere in this Annual Report. The financial data for the years ended June 30, 2006 and June 30, 2005 has also been derived from the financial statements of the Company as audited by De Visser Gray, although the financial statements and audit report are not included in this Annual Report.

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

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 15 to the financial statements.

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	6/30/09	6/30/08	6/30/07	6/30/06	6/30/05

Revenue	$0	$0	$0	$0	$0
Interest Income	$65	$161	$106	$33	$3
Net Income (Loss)	($6,366)	($3,288)	($1,877)	($1,094)	($735)
Net Income (Loss) Per Share	($0.21)	($0.11)	($0.09)	($0.08)	($0.08)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	29,652	29,323	21,184	13,868	9,445
Working Capital	$1,494	$3,194	$726	$4,700	$519
Mineral Properties	$0	$4,966	$5,683	$2,602	$1,544
Oil and Gas Properties	$361	$0	$0	$0	$0
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$1,894	$8,238	$6,503	$7,338	$2,105
Total Assets	$1,966	$8,320	$7,007	$7,726	$2,347
US GAAP Net Loss	($1,762)	($2,571)	($4,957)	($2,153)	($1,703)
US GAAP Loss Per Share	($0.06)	($0.09)	($0.23)	($0.16)	($0.18)
US GAAP Wtg. Avg. Shares	29,652	29,323	21,184	13,868	9,445
US GAAP Equity	$1,532	$3,273	$820	$4,735	$561
US GAAP Total Assets	$1,605	$3,354	$1,324	$5,123	$803
US GAAP Mineral Properties	$0	$0	$0	$0	$0

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

Table No. 3

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/08	$1.08	$1.30	$0.97	$1.22
Year Ended 12/31/07	$1.07	$1.19	$0.92	$0.99
Year Ended 12/31/06	$1.13	$1.17	$1.10	$1.17
Year Ended 12/31/05	$1.21	$1.27	$1.16	$1.17
Year Ended 12/31/04	$1.28	$1.40	$1.19	$1.20

Three Months Ended 9/30/09	$1.08	$1.17	$1.06	$1.07
Three Months Ended 6/30/09	$1.15	$1.26	$1.08	$1.16
Three Months Ended 3/31/09	$1.27	$1.30	$1.18	$1.26
Three Months Ended 12/31/08	$1.23	$1.30	$1.06	$1.22
Three Months Ended 9/30/08	$1.05	$1.08	$1.00	$1.06
Three Months Ended 6/30/08	$1.01	$1.03	$0.98	$1.02
Three Months Ended 3/31/08	$1.00	$1.03	$0.97	$1.03
Three Months Ended 12/31/07	$0.98	$1.02	$0.92	$0.99
Three Months Ended 9/30/07	$1.04	$1.08	$1.00	$1.00
Three Months Ended 6/30/07	$1.08	$1.16	$1.06	$1.06
Three Months Ended 3/31/07	$1.17	$1.19	$1.15	$1.15
Three Months Ended 12/31/06	$1.14	$1.17	$1.12	$1.17

November 2009		$1.08	$1.05	$1.06
October 2009		$1.08	$1.03	$1.08
September 2009		$1.11	$1.06	$1.07
August 2009		$1.11	$1.07	$1.10
July 2009		$1.16	$1.08	$1.08
June 2009		$1.16	$1.09	$1.16

The exchange rate was $1.06 on November 30, 2009.

Forward Looking Statements

Certain Statements presented in this Annual Report are forward-looking statements which may include conclusions of prefeasibility and feasibility studies, estimates of future production, capital and operating costs, prices of resource commodities, and other known and unknown risks.  These and other factors and uncertainties may cause material differences from future results as expressed or implied by these forward-looking statements.  These risks, uncertainties and other factors include but are not limited to the risks involved in the exploration, development and mining business.

Statement of Capitalization and Indebtedness

Not Applicable

Risk Factors

An investment in the Common Shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its non producing mineral properties. In particular, the following risk factors apply:

Risks Associated with Oil and Gas Production and Exploration

Oil and Gas Exploration Has A High Degree of Risk and the Company’s Exploration Efforts May Be Unsuccessful Which Would Have A Negative Effect on The Company’s Operations:

There is no certainty that the expenditures to be made by the Company in the exploration of its current projects, or any additional project interests the Company may acquire, will result in discoveries of recoverable oil and gas in commercial quantities.  An exploration project may not result in the discovery of commercially recoverable reserves and the level of recovery of hydrocarbons from a property may not be a commercially recoverable (or viable) reserve which can be legally and economically exploited. If exploration is unsuccessful and no commercially recoverable reserves are defined, management would be required to evaluate and acquire additional projects which would require additional capital, or the Company would have to cease operations altogether.

Hydrocarbon Exploration and Production has Substantial Operating and Drilling Hazards Which Could Result in Failure of the Company’s Projects or Substantial Liabilities Which May Not Be Covered By Insurance:

Oil and natural gas exploration and production operations are subject to all the risks and hazards typically associated with such operations. Hazards include well fires, explosions, blowouts, and oil or chemical spills, each of which could result in substantial damage to oil and natural gas wells, producing facilities, other property and the environment or in personal injury. Although the Operator of each property in which the Company has an interest typically maintains liability insurance in an amount which they consider adequate the nature of these risks is such that liabilities could exceed policy limits, in which event the Company as an owner of an interest in these wells could incur significant costs that could have a materially adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations. Any unforeseen hazard could result in the failure of the Company’s operations on that project, which would have a negative effect on the Company’s financial condition or cause the Company to cease operations altogether.

The Oil and Gas Industry is Highly Competitive, and if the Company is Unsuccessful in Competing With Other Oil and Gas Companies, It Would Negatively Effect the Company’s Ability to Operate:

The Oil and Gas industry is highly competitive, including the acquisition of property interests, equipment, skilled personnel, and product marketing. The Company is required to directly compete with a substantial number of other oil and gas companies. Many of these other companies, both public and private, have significantly greater financial and personnel resources than the Company. Such competitors could outbid the Company for such projects, equipment or personnel, or produce oil and gas at lower costs which would have a negative effect on the Company’s operations and financial condition, including forcing the Company to cease operations altogether.

Commodity Prices May Not Support Corporate Profit:

The petroleum industry in general is intensely competitive and there is no assurance that, even if commercial quantities of oil or gas are discovered and developed, a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The price of natural resources are volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved recovery techniques. If the Company is unable to economically produce oil and gas from its projects, it would have a negative effect on the Company’s financial condition, or require the Company to cease operations altogether.

The Company Has No Known Reserves and No Economic Reserves May Exist on Its Properties

All of the properties in which the Company has an interest are at the exploration stage, and no economic oil and gas reserves have been established on any of the properties. Finding oil and gas deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.  Even in the event commercial quantities of oil and gas are discovered, the exploration properties might not be brought into a state of commercial production. The commercial viability of an oil and gas deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the property, such as size, proximity to infrastructure, taxes, environmental laws, and commodity prices.  Most of these factors are beyond the control of the Company. The Company is an exploration stage company with no history of pre-tax profit and no income from its operations.  Even if the Company’s properties are brought into production, operations may not be profitable.

The Company’s Operations are Subject to Substantial Environmental Regulations Which Could Have a Negative Effect on the Company’s Operations and Financial Condition:

The current and anticipated future operations of the Company require permits from various federal, provincial and local governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the petroleum industry.  The Company’s exploration activities are subject to various laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.

The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. All permits which the Company may require for future exploration may not be obtainable on reasonable terms or such laws and regulations, or new legislation or modifications to existing legislation, could have an adverse effect on any project that the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Amendments to current laws, regulations and permits governing operations and activities of oil and gas companies, or more stringent implementation thereof, could have a material adverse impact on the Company, which may adversely effect the Company’s financial condition, or require the Company to cease operations altogether.

The Company’s Title to Its Properties May Be Disputed By Third Parties Which Could Result in the Company Losing Title to Its Properties:

The Company has only done a preliminary title survey of its exploration properties in accordance with industry standards. These procedures do not guarantee the Company’s title and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. Unregistered agreements or transfers, or native land claims, may affect title.  If title is disputed, the Company will have to defend its ownership through the courts, which would likely be an expensive and protracted process and have a negative effect on the Company’s operations and financial condition. In the event of an adverse judgment, the Company would lose its property rights.

Canada is a Signatory to the Kyoto Protocol Which Could Negatively Change Future Operations by Restricting the Company’s Activities or Increasing Operating Costs:

Canada is a signatory to the United Nation’s Framework Convention on Climate Change and has ratified the Kyoto Protocol to set legally binding targets to reduce nationwide emissions of “greenhouse gases”, including carbon dioxide, methane, and nitrous oxide. Oil and gas exploration and production and other petroleum operations and related activities emit some greenhouse gases, which may subject the Canadian oil and gas industry, including the Company, to legislation or other regulatory initiatives designed to regulate emissions of greenhouse gasses. The federal Government of Canada has proposed a Climate Change Plan for Canada, which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation as well as Provincial emission reduction requirements, may require the reduction of emissions produced by the Company’s operations and facilities. These new requirements and the additional costs required to comply could have a material effect on the Company’s operations and financial condition.

Risks Associated with Mineral Exploration

Mineral Exploration is Highly Speculative and has Certain Inherent Exploration Risks which Could have an Negative Effect on the Company

Mineral exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

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

Risks Relating to the Financing of the Company

The Company’s Auditors Have Expressed a “Going Concern” Opinion:

The Company’s auditor has included a “going concern” opinion in its audit report to Portal’s consolidated financial statements for the fiscal year ended June 30, 2009. The qualification was included as a result of the Company not yet achieving profitable operations, its accumulated net losses, and significant uncertainty as to the Company’s ability to fund ongoing operations. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

The Company is Likely to Require Additional Financing which Could Result in Substantial Dilution to Existing Shareholders

The Company, while engaged in the business of exploring resource properties, is dependent on additional financing for planned exploration programs for the next twelve months as outlined herein.  Management anticipates being able to raise the necessary funds by means of equity financing.  The ongoing exploration of the Company’s properties is dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s resource properties, as well as the possible loss of its interest in such properties. Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously.

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

Risks Relating to an Investment in the Securities of the Company

The Market for the Company’s Stock has Been Subject to Volume and Price Volatility which Could Negatively Effect a Shareholder’s Ability to Buy or Sell the Company’s Shares

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (ie. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating resource commodities fluctuate from one business cycle to the next.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the price of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

The Company has a Dependence Upon Key Management Employees, the Absence of Which Would Have a Negative Effect on the Company’s Operations

The Company strongly depends on the business and technical expertise of its management and key personnel, including President and Chief Executive Officer David Hottman and Chief Financial Officer Mark Brown.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations.

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

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on FINRA broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

The authorized share capital of the Company consists of 100,000,000 common shares and 100,000,000 preferred shares. As of June 30, 2009, the end of the most recent fiscal year, there were 29,651,539 common shares and no preferred shares issued and outstanding.

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

The Company presently has two wholly owned subsidiaries, Portal Resources US Inc., a company incorporated under the laws of the State of Colorado, and Portal de Oro (B.V.I.) Ltd., a company incorporated under the laws of the British Virgin Islands.

Currently, the Company conducts oil and gas exploration in Canada, and all of the Company’s assets are located in Canada.

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

In April 2007, through an agreement with Consolidated Pacific Bay Minerals Ltd., an unrelated public company, Portal has the right to earn a 60% interest in the Cerro Solo uranium joint venture of 3 concessions totaling 30,000 hectares located in Chubut Province, Argentina. Under the agreement, the Company was required to pay a total of US$145,000 cash on or before April 20, 2010, and expend an aggregate of US$1,200,000 in exploration expenditures on the property on or before April 20, 2011, to earn a 60% interest in Consolidated Pacific Bay’s concessions. In February 2009, the Company terminated the Cerro Solo agreement.

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

In May 2008, the Company announced that it had expanded the Tiger Uranium project to 9 claims totaling 44,924 hectares (174 square miles) and rescheduled the US$70,000 payment due on June 10, 2008 under the MRDP agreement to July 10, 2008. As part of the reorganization of the San Rafael project, the San Pedro agreement was terminated and the 53 claims totaling 144,856 held under the MRDP agreement, including the Anchoris copper-gold project, were returned to the vendor.  On June 10, Portal informed MRDP of the Company’s decision to declare the 9 claims comprising the Tiger project to be a “Development Area” under the MRDP agreement, and pay MRDP US$50,000. MRDP subsequently informed the Company that it rejected the declaration of a Development Area, and notified the Company that the MRDP contract was null and void for failure to make the US$70,000 payment on the new due date of July 10, 2008.  Portal believes the declaration of a Development Area was valid, and thus the MRDP contact is in good standing. The Company announced that it retained legal counsel to defend its position and was seeking avenues to resolve the dispute.

The Company terminated its option on the Arroyo Verde property and disposed of all its remaining assets in Argentina during the fourth quarter or the year. In May 2009, the Company sold its Portal de Oro S.A. subsidiary for $99,127.

In September 2008, the Company announced that it had optioned 3 metal exploration projects located in the State of Nevada. The projects include the Golden Snow property, an advanced Carlin-type gold exploration project, the Fish Project, a skarn-manto gold/silver and base metal exploration project, and the CPG Project, an early-stage porphyry and skarn copper-gold-molybdenum prospect. In May 2009, the company closed an assignment agreement with Pengram Corporation to transfer all the rights on these Nevada properties in exchange for 150,000 shares of Pengram common stock.

In November 2008, the Company signed a joint-venture agreement to participate in the exploration, exploitation and production of petroleum and natural gas from lands located in Central Alberta, Canada. Under the original Bigwave Joint Venture agreement, the Company agreed to participate for a 15% interest and agreed to pay a 5.5% Gross Over Riding Royalty (“GORR”) on all products produced from certain geological formations. The Company later modified the agreement in December 2008 to a 20% interest, and subsequent to the year-end, the Company increased its interest to 22% in the 10,720 acres of the JV. In January 2009, the Company signed an agreement, “Participation Agreement”, with certain other partners in the Bigwave Joint Venture. Portal agreeing to pay 100% of the Company’s cost per Drill Spacing Unit to earn 100 % of their interest until pay-out and then after pay-out to drop to 70% interest per Drill Spacing Unit.

In March 2009, the Company entered into the Manito JV agreement to participate a 33.3% interest in the exploration, exploitation and production of petroleum and natural gas from an area of interest in central Alberta, Canada. The Company agreed to pay a 5.5% GORR on all products produced from certain geological formations. To date, the Manito JV has acquired one section of land.

In June 2009, the Company initiated a project search for mineral exploration projects in Mexico. An administrative office was established in Hermosillo, Sonora State, to focus on the acquisition of gold and silver projects.

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

Business Overview

The Company currently has an interest in oil and gas exploration projects located in Alberta, Canada. Portal formerly had interests in mineral exploration operations located in Argentina and the United States, all of which were disposed of in Fiscal 2009. The Company and all of its properties are at the exploration stage. There is no assurance that a commercially viable resource deposit is present on any of the Company’s properties, and additional exploration is required before it is determined if any property is economically and legally viable.

Operations are not seasonal as the Company can conduct certain exploration activities on its properties year-round. To date, the Company’s revenue has been limited to interest on its cash balances and therefore it is not currently dependent upon market prices for its operations, nor is it dependent upon any patents, licenses or manufacturing processes. The Company’s operations are dependent upon exploration rights and claims as well as the terms of option and/or joint venture agreements on those properties. Please see the individual property descriptions below for the details of each of the Company’s current exploration projects.

Government Regulations

In Alberta, the Company’s operations are primarily subject to the provisions of the Environmental Protection and Enhancement Act (Alberta) and associated regulations. Spilling or otherwise releasing or permitting the release of a substance into the environment, which includes water, land and air, in an amount or concentration or at a rate that may cause a significant adverse effect is prohibited, unless authorized by regulation or by an approval. Where a substance that has caused or may cause an adverse environmental effect is released into the environment, the person responsible for the substance must, as soon as that person becomes aware of the release, take all reasonable measures to remedy and confine the effects and remove or dispose of the substance so as to maximize environmental protection. Any contamination found on, under or originating from the properties may be subject to legislated remediation requirements. A property owner and/or operator could be required to remove or remediate wastes disposed of or released by prior owners or operators. Failure to comply with these environmental laws and regulations could result in the assessment of administrative, civil or criminal penalties and, in some instances, the issuance of injunctions to limit or cease operations.

Oil and Gas Production Royalties

All of the Company’s oil and gas properties are currently at the exploration stage. If the Company’s exploration efforts are successful, any oil and natural gas produced by the Company’s Alberta operations will be subject to both Canadian (Federal) and Alberta (Provincial) regulations. Oil and gas production on Crown lands are subject to Crown royalties which are determined by government regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

Alberta adjusted its oil and gas royalties in 2009. Overall royalty rates on oil and gas production in the Province of Alberta were increased, although changes were also made to rate caps and the price and volume sensitive rates for less productive wells. In March 2009, the Alberta Government announced further changes to the Provincial royalty structure. In order to stimulate new oil and gas drilling in the Province during the period of low commodity prices, the Province introduced temporary lower royalty rates on new conventional oil and gas wells. The new structure dropped royalties on new wells to 5% or less for a year on the first 50,000 barrels of oil or 500 million cubic feet of natural gas. In addition, drilling royalty credits are given to smaller companies.

OIL AND GAS PROPERTIES

The Company currently has participation interests in 2 oil and gas exploration ventures located in Alberta, Canada. The individual projects are described below.

Bigwave Joint Venture

The Bigwave JV is located in Central Alberta, Canada. The Company currently has a 22% participation interest in 10,720 acres in the project.

Under an agreement dated November 1, 2008 between the Company, Bigwave Exploration Inc. (“Bigwave”), Bigwave Exploration 2008 Limited Partnership, Lochfayne Resources Ltd., Genesis Production and Resources Ind, Ran Energy Ltd, Larimide Oil and Gas Ltd., Owlco Resources Ltd. and Discovery Resource Corp., the Company agreed to a 15% participation interest in the exploration, exploitation, and production of petroleum and natural gas relating to lands in Central Alberta, Canada known as the “Bigwave Joint-Venture”.

Under the agreement, each Joint-Venture partner agrees to pay its participating interest percentage of costs and expenses, with Bigwave as Operator and Manager. The agreement covers an Area of Interest of 100 square miles under which the Operator may bid for or purchase additional lands on behalf of the JV that are prospective for petroleum and natural gas under the same geological type. Within the Area of Interest, the Company has agreed to pay a 5.5% Gross Over Riding Royalty (“GORR”) on all products produced from certain geological formations.

In December 2008, the agreement was modified to allow the Company to participate to a 20% interest, and subsequent to the year-end the Company increased its interest in the Joint-Venture to 22%. In January 2009, the Company signed an additional participation agreement with certain other participants in the Bigwave Joint-Venture. On January 5, 2009 the Company signed an agreement, “Participation Agreement”, with certain other partners in the Bigwave Joint Venture. Portal agreeing to pay 100% of the Company’s cost per Drill Spacing Unit to earn 100 % of their interest until pay-out and then after pay-out to drop to 70% interest per Drill Spacing Unit.

The Bigwave JV covers a source oil sand-shale sequence which covers several potential reservoirs in this Bakken Formation type play. The JV leases currently cover 10,720 acres. The first well commenced drilling in August 2009 and in October 2009 the Company announced that drilling was completed. The rock in the prospective formation is less porous than originally anticipated and will require fracture stimulation in order to test the well’s productive capacity. Bigwave as operator is reviewing the parameters of the stimulation process and installed a bridge plug as a temporary safety precaution. Bigwave is also beginning a methodical mapping process to define other oil and gas reservoirs in the JV’s land package in order to generate additional drill targets.

During Fiscal 2009, the Company contributed $343,437 to the Joint-Venture. During the first quarter of Fiscal 2010 ended September 30, 2009, the Company contributed an additional $28,378 to the JV.

Manito Joint Venture

The Manito Joint-Venture is located in Central Alberta, Canada. The Company currently has a 33.3% participation interest in an Area of Mutual Interest covering 72 square miles, in which the JV has acquired one section of land through Alberta Crown Sale.

Under an agreement dated March 19, 2009 between the Company and Bigwave Exploration Inc., the Company agreed to a 33.3% participation interest in the exploration, exploitation, and production of petroleum and natural gas relating to lands in Central Alberta, Canada known as the “Manito Joint-Venture”. Under the agreement, each Joint-Venture partner agrees to pay its participating interest percentage of costs and expenses, with Bigwave as the Operator of the project. The Joint-Venture covers and Area of Mutual Interest of 72 square miles, and within that area one Petroleum and Natural Gas Lease has been acquired. The Company has agreed to pay a 5.5% Gross Over Riding Royalty (“GORR”) on all products produced from certain geological formations within the Area of Mutual Interest.

During Fiscal 2009, the Company contributed $18,000 to the Joint-Venture. During the First Quarter of Fiscal 2010 ended September 30, 2009, no additional funds were contributed by the Company.

Mineral Properties

The Company currently has no operations in the mineral exploration sector as it disposed of all of its mineral exploration property interests during Fiscal 2009. In June 2009, the company announced that it had initiated a project search for new gold and silver projects in Mexico by opening an administrative office in Hermosillo, Mexico. As of  the date of this 20-F Annual Report, the Company has not acquired an interest in any Mexican mineral exploration projects.

Argentina Properties

Arroyo Verde Project

The Arroyo Verde Project is located in Chubut province, Argentina. The Company had an option to earn a 100% interest in the project, subject to a 2% Net Smelter Return (“NSR”). During the Fiscal Year ended June 30, 2009, the Company disposed of its entire interest in the Arroyo Verde Project.

The project was at the exploration stage and did not contain proven mineral reserves.

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

Under the agreement between Portal and Ruben Davicino (the “Vendor”), the Company could earn a 100% interest, subject to a 2% NSR, in the project by paying the Vendor US$210,000 over the following schedule:

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

The Company was also required to pay the Vendor a preproduction royalty upon the earlier of either the completion of a feasibility study, or December 1, 2008. On November 12, 2008, the Company and the Vendor agreed to defer the preproduction royalty payment until December 1, 2009 in exchange for a payment of US$10,000 made on December 1, 2008. The preproduction royalty is to be calculated at the rate of US$1.00 per ounce of gold in the measured and indicated resource categories, with a minimum payment of US$100,000 and a maximum payment of US$250,000. The Vendor also retains a 2% NSR which will be paid after the recovery of the preproduction royalty payment by the Company. The Company can purchase 1% of the NSR from the Vendor at any time for US$1,000,000.

Disposal of Project Interest

The Company terminated its option on the Arroyo Verde property during the fourth quarter of the year, and wrote-off the remaining $4,102,710 capitalized value of the Arroyo Verde project. The Company has no further interest in the Arroyo Verde project.

San Rafael Project

The San Rafael Project is located in Mendoza Province, Argentina, and included the Anchoris Copper-Gold Porphyry and Tiger Uranium projects. The Company had an option to earn a 100% interest in the project, subject to a 15% to 20% Net Profits Interest (“NPI”) on a portion of the project. During the Fiscal Year ended June 30, 2008, the Company wrote-off its entire interest in the San Rafael Project.

The project was at the exploration stage and did not contain proven mineral reserves.

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

Tiger Uranium Project

The Tiger Uranium Project is located in Mendoza Province, Argentina. The claims were formerly a portion of the San Rafael Project, but the Company has returned the other claims which formed the San Rafael project and retained 9 claims as the Tiger Project. During the Fiscal Year ended June 30, 2009, the Company disposed of its entire interest in the Tiger Uranium Project.

The project was at the exploration stage and did not contain proven mineral reserves.

Location and Access

The project is located approximately 30 kilometers southwest of the city of San Rafael and consists of nine mining concessions totaling 42,094 hectares (162.5 square miles) within the Sierra Pintada Uranium District.

How Acquired

The claims are held under the Minera Rio de la Plata Agreement, which originally covered the San Rafael project, of which the claims comprising the Tiger Uranium project were a portion.  The Company could earn a 100% interest in a series of mining rights by making payments totaling US$265,000 over 5 years under the following schedule:

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

On June 10, 2008, Portal informed MRDP of the Company’s decision to declare the 9 claims comprising the Tiger Uranium Project as a “Development Area” under clause 6.4 of the agreement and pay MRDP US$50,000. On June 17, 2008, Portal received notification from MRDP of MRDP’s rejection of Portal’s declaration of a “Development Area”. On July 18, 2008, Portal received notification from MRDP of their declaration that the MRDP contact is null and void for the Company’s failure to make the US$70,000 payment due July 10, 2008. Portal contested the declaration by MRDP, and believed the contract was valid and in good standing and therefore retained legal counsel.

Disposal of Project Interest

The Company terminated its option on the Tiger Project during the fourth quarter or the year. The Company wrote-off the remaining $92,483 capitalized value of the Tiger project and has no further interest.

La Pampa Uranium Project

The La Pampa Project is located in Chubut Province, Argentina. During the Fiscal Year ended June 30, 2009, the Company disposed of its entire interest in the La Pampa Uranium Project.

The project was at the exploration stage and did not contain proven mineral reserves.

How Acquired

The initial nine mining concessions totaling 73,615 hectares, or 284 square miles, were acquired by the Company by staking. Portal had a 100% interest in these concessions.  The original nine mining concessions were reduced to four mining concession due to negative results encountered during the first phase exploration program on five of the mining concessions.

Under an agreement dated April 20, 2007 between the Company and Consolidated Pacific Bay Minerals Ltd. (“Pacific Bay”), an unrelated public company, Portal had the option to earn a 60% interest in three additional mining concessions totaling 30,000 hectares, or 115 square miles, known as the Cerro Solo joint venture by paying US$145,000 over 3 years and expending US$1,200,000 in exploration over 4 years under the following schedule:

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

Disposal of Project Interest

During Fiscal 2009, the Company reassessed the potential of the project as well as the agreement with Pacific Bay and determined that the potential did not justify further work. Portal renounced the mining rights under the project, and wrote-off the capitalized project expenditures of $92,483.

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

Disposal of Project Interest

Under an Assignment Agreement dated May 29, 2009 between the Company and Pengram Corporation, the Company agreed to transfer all the rights on the Nevada claims in exchange for 150,000 Pengram common shares. With the completion of the assignment agreement, the Company has no further interest in the Golden Snow, Fish and CPG properties.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 15 to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.06 on November 30, 2009.

The Company has since inception financed its activities through the issuance of equity.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as all of the Company’s properties are at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

Results of Operations

Year Ended 6/30/09 vs. Year Ended 6/30/08

During the year the Company disposed of all of its mineral exploration properties located in Argentina and Nevada. Interests in two oil and natural gas exploration joint-ventures in Alberta, Canada were acquired. The Company also established an administrative office in Hermosillo, Mexico to search for possible acquisition of gold and silver projects.

The net loss for the year was ($6,366,236), or ($0.21) per share, compared to a loss of ($3,288,433), or ($0.11) per share, in the year ended June 30, 2008. The higher net loss was primarily due to the loss on sale of mineral properties and higher salaries and consulting fees.

The loss of the sale of mineral properties totaled ($5,052,205) as the Company sold its subsidiary which held its Argentina property interests and sold its interests in the Nevada properties. The Company also recorded a Write-off of Unproven Mineral Rights of ($4,215) compared to the prior year which totaled ($1,782,804). General and Administrative expenses decreased to ($1,394,172) from ($1,667,058). Large increases in expenses occurred in Consulting and Management Fees, which rose to ($130,738) from ($55,115) due to finder’s fees and project search services; Project Investigation, which rose to ($67,119) from ($41,451) as the Company searched for new resource exploration projects; and Legal Fees, which rose to ($74,420) from ($40,236) as the company negotiated and sold its mineral exploration projects. Rent increased to ($101,395) from ($44,991) as a company with directors in common ended its sublease of a portion of the Company’s office space, and Salaries and Benefits rose to ($555,415) from ($459,298) due to a compensation package of ($150,000) paid to an officer and director, and lower salary recovery costs from other companies. Large decreases in expenses occurred in Bank Charges and Interest, which fell to ($6,993) from ($21,102); Investor Relations, which declined to ($124,780) from ($412,068) due to lesser attendance at investor conferences and a cost reduction related to the Company’s annual report; and Stock-based Compensation, which fell to ($21,811) from ($147,744) as fewer stock options were granted to management and directors in the current year. Certain expenses declined due to the disposal of all of the Company’s mineral property interests in Argentina, including Foreign Asset Tax, which fell to ($496) from ($21,938), Valuation Allowance for Foreign Value Added Tax Credit (IVA) which declined to ($1,751) from ($46,197), and Foreign Exchange, which was a gain of $624 compared to a loss of ($34,120) in the prior year.

Interest Income fell to $65,418 from $161,429 due to lower cash balances and lower rates of return on cash and cash equivalents. The Company also had a Gain on the Sale of Equipment of $25,167, and the Unrealized Loss on Marketable Securities of ($6,229).

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

Write-off of unproven mineral rights totaled ($1,782,804) compared to nil in the prior year. During fiscal 2008, the Company dropped its options on the San Rafael and Slick Rock properties and wrote-off its entire capitalized acquisition and exploration costs for each property. Excluding property write-offs, General and Administrative expenses declined to ($1,677,058) for the year from ($1,968,607) in the year ended June 30, 2007. Large increases in expense amounts included Salaries and Benefits, which rose to ($459,298) from ($203,089), and Consulting and Management Fees, which increased to ($55,115) from ($22,875), due to changes in management contracts and higher corporate activity. Other increases in expenses include Rent, which increased to ($44,991) from ($30,831), and Office and Miscellaneous, which rose to ($174,332) from ($140.206). The higher rent and office amounts were due to a new lease for the Company’s office space in Vancouver. Foreign Asset Tax, a tax charged against current assets in Argentina for those businesses not subject to income taxes fell to ($21,938) from ($35,489), and Valuation Allowance for Foreign Value Added Tax Credit (IVA) fell to ($46,197) from ($395,631), due to a decrease in the calculation allowance. Foreign Exchange declined to ($34,120) from ($63,218) due to more favorable exchange rates. Investor Relations expense fell to ($412,068) from ($454,750) due to decreased attendance at investor conferences. Stock-based Compensation declined to ($147,744) from ($340,206) due to a lower fair market value of employee and non-employee share purchase options which vested during the current fiscal year.

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

Liquidity and Capital Resources

The Company’s working capital position at June 30, 2009 was $1,493,622, including cash and cash equivalents of $248,572, and short-term investments of $1,255,956. At the close of the most recent fiscal period ended September 30, 2009, the Company’s working capital position was $1,278,203, including cash and cash equivalents of $168,723 and short-term investments of $1,074,925.  The Company’s current working capital is anticipated to be sufficient to meet its current and anticipated obligations for the remainder of fiscal 2010.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years.

Table No. 4

Common Share Issuances

Fiscal Year Ended June 30	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2005	Private Placement	1,456,000	$0.75	$ 1,092,000
	Private Placement	768,943	0.75	576,707
	Exercise of Options	44,000	0.18	7,920
	Exercise of Options	10,000	0.25	2,500

2006	Private Placement	6,755,000	$0.50	$3,377,500
	Private Placement	2,635,000	$1.05	$2,766,750
	Exercise of Options	166,400	Various	$55,954
	Exercise of Warrants	384,471	$0.90	$346,024

2007	Acquisition of Resource Property	100,000	$0.78
	Exercise of Warrants	759,000	Various	$569,250
	Exercise of Options	12,500	Various	$8,300

2008	Private Placement	7,887,000	$0.65	$5,126,550
	Exercise of Options	5,000	$0.52	$2,600

2009	None

Fiscal Year Ended 6/30/2009

At the end of the fiscal year, the Company’s working capital was $1,493,622 compared to $3,194,438 compared to as of June 30, 2008. During the year, Operating Activities used cash of ($1,097,448), which included the net loss for the year of ($6,366,236). Items not involving cash included Loss on Sale of Mineral Properties of $5,052,205, Stock-based Compensation of $21,811, Amortization of $27,217, Unrealized Loss on Marketable Securities of $6,229, and Write-off of Unproven Mineral Properties of $4,215. The Company also recorded a Gain on Sale of Equipment of ($25,167). Changes in non-cash working capital included decrease in Amounts Receivable of $99,917, decrease in Prepaid Expenses of $100,402, and a decrease in Accounts Payable and Accrued Liabilities of ($18,041). Investing Activities provided cash of $1,158,469, with the largest component consisting of cash provide by the sale of Short-term Investments of $1,605,797. Proceeds from the sale of Equipment provided cash of $63,297, and Proceeds on the Sale of Mineral Properties provided cash of $99,127. Purchase of Equipment used cash of ($25,896), Expenditures on Unproven Mineral Rights used cash of ($261,054), and Expenditures on Oil and Gas Properties used cash of ($322,802). There were no Financing Activities during the Fiscal Year, and no common shares were issued during the year.

Cash and cash equivalents and short-term investments totaled $1,504,528 at June 30, 2009, compared to $3,049,304 at June 30, 2008, a decrease of ($1,544,776).

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

Cash and cash equivalents at the end of the fiscal year totaled $1,069,730, a decrease of $3,895,498 during the year.

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

Basis of presentation and principles of consolidation

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The differences between those principles and the ones that would be applied under U.S. generally accepted accounting principles (U.S. GAAP) are disclosed in Note 15 to the Company’s audited annual financial statements for the fiscal year ended June 30, 2009.

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

The Company reviews capitalized costs on its mineral rights on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the rights or from the sale of the rights.  Management’s assessment of the right’s estimated current fair market value is also based upon a review of other similar mineral rights transactions that have occurred in the same geographic area as that of the rights under review.

Oil and Gas Properties

Oil and natural gas properties are accounted for using the successful efforts method of accounting. Geological and geophysical costs are expensed in the period in which they are incurred and costs of drilling an unsuccessful well are expensed when it becomes known the well did not result in a discovery of proven reserves or where one year has elapsed since the completion of drilling and efforts to establish proved reserves are not practical. All other costs of exploring and developing proven reserves are capitalized as oil and gas properties.

Oil and gas properties are depleted using the unit-of-production method. Unit-of-production rates are based on proven developed reserves, which are reserves estimated to be recovered from existing facilities using current operating methods. Unproved properties are not subject to depletion.

Oil and gas properties are assessed, at least annually, for impairment to ensure that the carrying value of the property on the balance sheet is recoverable. If a property's carrying value exceeds the sum of undiscounted future cash flows resulting from its use and eventual disposition, its value is impaired. An impairment loss is recognized for the amount by which the carrying value exceeds its recoverable amount. This loss is charged to depletion expense.

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

Impairment of long-lived assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amount of the asset exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

Environmental expenditures

The operations of the Company have been and may in the future, be affected in varying degrees by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs are recognized when the ultimate liability is reasonably determinable, and are charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

Equipment

Equipment is recorded at cost net of accumulated amortization. Amortization is provided for using the straight-line method at the following annual rates:

Computer equipment

30%

Computer software

50%

Vehicles

30%

Field equipment & Furniture and fixtures

20%.

Share capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company’s shares on the TSX Venture Exchange.

Stock-based compensation

The Company accounts for stock options granted to directors, officers, employees and nonemployees using the fair value method of accounting. Accordingly, the fair value of the options at the date of the grant is determined using the Black-Scholes option pricing model and stock-based compensation is accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting periods. The fair value of stock options granted to non-employees is re-measured at the earlier of each financial reporting or vesting date, and any adjustment is charged or credited to operations upon re-measurement. If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to share capital. The Company has not incorporated an estimated forfeiture rate for stock options that will not vest; rather the Company accounts for actual forfeitures as they occur.

The proceeds received by the Company on the exercise of options are credited to share capital.

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during the period.  Fully diluted loss per share amounts are not presented, as they are anti-dilutive.

Comprehensive income

Comprehensive income is the overall change in the net assets of the Company for the period, other than changes attributed to transactions with shareholders. It is made up of net income and other comprehensive income. The historical make up of net income has not changed. Other comprehensive income includes gains or losses, which GAAP requires to be recognized in a period but excluded from net income for that period. The Company has no items of other comprehensive income in any period presented. Accordingly, net loss as presented in the Company’s statement of operations and comprehensive loss equals comprehensive loss.

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

Financial instruments

The Company classifies its financial instruments into one of the following categories: held-to-maturity investments, loans and receivables, available-for-sale, held for trading or other financial liabilities. The Company has designated its cash and cash equivalents, marketable securities, and short-term investments as held-for-trading, accounts receivable as loans and receivables and accounts payable and accrued liabilities as other financial liabilities.

All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend upon initial classification as follows: held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income.

Transactions costs that are directly attributable to the acquisition or issue of financial instruments and that are classified as other than held-for-trading, are expensed as incurred and included in the initial carrying value of such instruments.

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

Under U.S. GAAP, the Company added (expensed) ($261,054) in fiscal 2009, ($1,065,040) in fiscal 2008, and ($3,080,517) in fiscal 2007.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as noted in Note 15 to the financial statements.  The value of the Canadian Dollar in relationship to the US Dollar was $1.06 on November 30, 2009.

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

Table No. 5

Contractual Obligations

As of June 30, 2009

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating Lease Commitments	$337,324	$86,457	$185,670	$65,197	Nil

The Company’s Operating Lease Commitment is an obligation under a lease for corporate offices in Vancouver that is in effect until February 28, 2013.

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of December 10, 2009 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are residents of Canada and are citizens of Canada except for David Hottman, who is a citizen of the United States. The anticipated date of expiry of the current term for directors will be the 2010 Annual General Meeting, which is anticipated to be held in December 2010.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Mark T. Brown (1)	41	August 14,2000
David Hottman (2)	48	August 14, 2000
Joe Tai	45	March 1, 2009
Frank Wheatley (1) (2)	41	May 4, 2004
Winnie Wong (2)	35	December 2, 2009

(1)

Member of the Corporate Governance Committee

(2)

Member of Audit Committee.

The Corporate Governance Committee has the responsibility to select (or recommend the board select) the director nominees for the next annual meeting of shareholders, and reviews the adequacy and form of compensation of directors and its senior executives. The Board also reviews the Company’s Corporate Governance guidelines and administers the system to ensure it is effective in the discharge of the Company’s obligations to shareholders.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as first adopted at the Company’s Annual and Extraordinary General Meeting held on December 1, 2005, and as detailed in the Management Information Circular dated October 23, 2009.  Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 7 lists, as of December 10, 2009, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada except for David Hottman, who is a citizen of the United States.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
David Hottman	President and CEO	48	August 1, 2008
Mark T. Brown	CFO and Corporate Secretary	41	February 29, 2008

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

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He also is a former and current officer and director of other public companies. His current officer and directorships include: Chief Financial Officer of Almaden Minerals Ltd., a resource exploration company traded on the TSX and the American Stock Exchange; a Director of Animas Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; Chief Executive Officer and a Director of Everclear Capital Ltd., a Capital Pool Company traded on the TSX Venture Exchange; Chief Executive Officer and a Director of Fox Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer of Pitchstone Exploration Ltd., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer and Director of Rare Element Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer of Rye Patch Gold Corp., a mineral exploration company traded on the TSX Venture Exchange;  a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange; Director of Sutter Gold Mining Inc., a mineral exploration company traded on the TSX Venture Exchange; and Chief Financial Officer of Tarsis Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; Mr. Brown devotes approximately 10% of his time to Company affairs.

Joe Tai has been the managing partner of Goldpac Investments Ltd. since 1994. Goldpac is a private investment firm with offices in Canada and Hong Kong which invests in various public and private companies in North America and Asia and provides assistance with restructuring, securing financing and searching for strategic partnerships and acquisition opportunities. Mr. Tai was the founder of NAI Interactive Ltd. a Chinese language investor relations and public relations firm which was subsequently acquired by Chinese WorldNet.com Inc. a U.S. publicly-held company that was also founded by Mr Tai. Since 2000, Mr. Tai has been President, CEO and a Director of Chinese WorldNet, shares of which are traded on the OTCBB in the United States; a Director of Medifocus Inc., a medical device company traded on the TSX Venture Exchange; and a Director of China Goldcorp Ltd., a Capital Pool Company traded on the TSX Venture Exchange. Mr Tai devotes approximately 5% of his time to the Company’s affairs.

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

Winnie Wong holds a Bachelor of Commerce Degree (Honours) from Queen’s University and is a member of the Institute of Chartered Accountants of British Columbia.  She is currently Vice President of Pacific Opportunity Capital Ltd.  Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects.  Prior to joining Pacific Opportunity Capital Ltd., Ms. Wong was the controller of Pivotal Corporation, a company providing software, services and support to a variety of businesses.  Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants.  Ms. Wong currently serves as Chief Financial Officer and Corporate Secretary of Animas Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; Corporate Secretary of Apoquindo Minerals Inc., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer and a Director of Everclear Capital Ltd., a Capital Pool Company traded on the TSX Venture Exchange; Chief Financial Officer of Fox Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer of Mediterranean Resources Ltd., a mineral exploration company traded on the TSX; Corporate Secretary of Rare Element Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; and Chief Financial Officer of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange. She devotes approximately 5% of her time to Company affairs.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he or she is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he or she is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he or she was selected as a Director or Executive Officer. No members of the Board of Directors are related.

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

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Directors Fees	Options Granted	Other Compensation
David Hottman, President and CEO (from 8/1/2008) Chairman & Director (1)	2009 2008 2007	$ 113,583 $ 43,000 $ 36,583	Nil Nil Nil	528,600 Nil 200,000	$ 4,130 Nil $ 160

Bruce Winfield, President and CEO (to 8/1/08) and former Director (1)(2)	2009 2008 2007	$ 18,992 $ 150,000 $ 89,500	$ 7,500 Nil Nil	150,000 Nil 225,000	$ 152,162 Nil $ 4,267

Mark T. Brown, CFO (from 2/29/08) and Director (3)	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	228,600 Nil 141,400	$ 9,707 $ 5,674 $ 1,219

Alexander Boronowski, Former VP, Exploration	2008 2007	$116,700 Nil	Nil Nil	Nil 300,000	Nil Nil

Gary Nordin, Former Director	2009 2008 2007	Nil $ 6,000 $ 36,000	$ 6,000 Nil Nil	375,000 Nil 200,000	Nil Nil $ 4,267

Frank Wheatley, Director	2009 2008 2007	Nil Nil Nil	$ 6,000 Nil Nil	200,000 Nil 100,000	Nil Nil Nil

Christine West, Former CFO and Corporate Secretary	2008 2007	Nil Nil	Nil Nil	Nil 35,000	Nil Nil

Joe Tai, Director (from 3/1/09)	2009 2008	Nil Nil	$2,000 Nil	Nil Nil	200,000 Nil

(1)

“Other Compensation” for Bruce Winfield, Alexander Boronowski and David Hottman includes insurance benefit obligations paid by the Company.

(2)

$150,000 of Mr. Winfield’s “Other Compensation” relates to a compensation package received when he ceased to be the CEO.

(3)

Mark Brown’s “Other Compensation” is administrative consulting fees paid to Pacific Opportunity Capital, a private consulting firm for which Mr. Brown is President and a director.

No funds were set aside or accrued by the Company during Fiscal 2009 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Corporate Governance Committee

The duties of the Corporate Governance include:

·

selecting (or recommending that the Board select) the director nominees for the next annual meeting of shareholders;

·

developing qualification criteria for Board members for recommendation to the Board in accordance with the Company’s corporate governance guidelines;

·

in conjunction with the Chairman, assigning Board members to the various committees of the Board;

·

reviewing annually or more often if appropriate:

(a)

committee members’ qualifications and requirements;

(b)

committee structure (including authority to delegate); and

(c)

committee performance (including reporting to the Board). The committee is to make recommendations to the Board, as appropriate, based on its review;

·

recommending to the Board compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board;

·

developing and recommending to the Board corporate governance principles applicable to the Company;

·

monitoring the Company’s overall approach to corporate governance issues and administering a corporate governance system which is effective in the discharge of the Company’s obligations to its shareholders;

·

in conjunction with the Chairman, overseeing the evaluation of the Board and of the Company and making recommendations to the Board as appropriate;

·

reviewing and reassessing at least annually the adequacy of the Company’s corporate governance guidelines and the Corporate Governance Committee’s terms of reference and recommending any proposed changes to the Board for approval. The Corporate Governance Committee must also annually review its own performance;

·

monitoring and making recommendations to the Board in respect of total compensation paid by the Company to its senior executives; and

·

reviewing the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being a director.

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducts informal surveys of its directors, receives an annual report from the Corporate Governance Committee on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

The Board determines new nominees to the Board through recommendations of the Corporate Governance Committee. The nominees may also be the result of recruitment efforts by other Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer. The Corporate Governance Committee monitors the performance of individual Board members or committee members or their contributions.

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives.

Audit Committee

At the Company’s Annual and Extraordinary General Meeting held on December 1, 2005, shareholders approved a revised Audit Committee Charter. The Audit Committee currently consists of David Hottman, Frank Wheatley, and Winnie Wong.

A copy of the current Audit Committee Charter was included in the Company’s Management Information Circular dated October 23, 2009.

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

The Committee has the authority to: (a) engage independent counsel and other advisors as it determines necessary or desirable to carry out its duties; (b) set and pay the compensation for any advisors engaged by the Committee; and (c) communicate directly with internal and external auditors.

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

Staffing

The Company currently has 2 employees and 2 executive officers. The employees are an accountant and a public relations representative and are located in Vancouver.

During fiscal 2009, the Company shared office space with other mineral exploration companies that have officers/directors in common with Portal. Portal charges these companies for Rent, Human Resources, and Office Expenses. In fiscal 2009, these charges totaled $69,366 (fiscal 2008 - $93,699).

Mineral Exploration has conducted by employees, as well as outside contractors under the supervision of Company personnel. Oil and Gas exploration is currently conducted by the Company’s joint-venture partners as operator.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 9 lists, as of December 15, 2009, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	David Hottman (1)	1,867,700	6.16%
Common	Mark T. Brown (2)	802,200	2.67%
Common	Frank Wheatley (3)	372,700	1.25%
Common	Joe Tai (4)	100,000	0.03%
Common	Winnie Wong	9,000	<0.01%

	Total Directors/Officers	3,151,600	10.16%

(1)

Of these shares, 689,300 represent exercisable share purchase options. An additional 114,300 share purchase options have been granted but not yet vested.

(2)

Of these shares, 60,000 are owned in Spartacus Management Inc., a private company which is beneficially owned by Mark T. Brown; 353,000 are owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown; and 355,700 represent exercisable share purchase options. An additional 39,300 share purchase options have been granted but not yet vested.

(3)

Of these shares, 237,500 represent exercisable share purchase options. An additional 112,500 share purchase options have been granted but not yet vested.

(4)

Of these shares, 100,000 represent exercisable share purchase options. An additional 100,000 share purchase options have been granted but not yet vested

Based upon 29,651,539 shares outstanding as of December 15, 2009, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 13, “Stock Options Outstanding” below.

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

On November 30, 2009 the shareholders' list for the Company's common shares showed 20 registered shareholders, including depositories, and 29,651,539 shares issued and outstanding. Of the total registered non-depository shareholders, 4 are resident in Canada holding 27,634,374 common shares, or 93.2% of the total issued and outstanding; 11 shareholders are resident in the United States holding 1,715,000 common shares, or 5.78% of the issued and outstanding, and 5 shareholders are resident in other nations, holding 302,165 common shares, or 1.02% of the issued and outstanding.

The Company is aware of three persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of December 15, 2009, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Pinetree Resource Partnership	3,250,000	10.96%
Common	David Hottman (1)	1,867,700	6.16%
Common	Bruce Winfield (2)	1,533,500	5.09%

(1)

Of these shares, 689,300 represent exercisable share purchase options. An additional 114,300 share purchase options have been granted but not yet vested.

(2)

Of these shares, 450,000 represent exercisable share purchase options.

Based upon 29,651,539 shares outstanding as of December 15, 2009, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 13, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

During Fiscal 2009, the Company received $18,832 (Fiscal 2008 - $27,060) from Galileo Minerals Ltd, a private mineral exploration company with David Hottman and Gary Nordin as Directors in common, for Rent, Human Resources, and Office expenses.

During Fiscal 2009, the Company received $42,374 (Fiscal 2008 - $35,939) from Canasil Resources Inc., a public mineral exploration company with Gary Nordin as Director in common, for Rent and Office expenses.

During Fiscal 2009, the Company received $3,124 (Fiscal 2008 - $Nil) from Discovery Resource Corp., a private mineral exploration company with Gary Nordin as Director in common, for Rent expense.

During Fiscal 2009, the Company received $Nil (Fiscal 2008 - $27,095) from Mexico Pacific Gold, a private mineral exploration company with David Hottman and Gary Nordin as Directors in common, for Rent, Human Resources, and Office expenses.

The Company paid Pacific Opportunity Capital, a private company with Mark T. Brown as an officer and director in common, an aggregate of $9,707 (Fiscal 2008 - $5,674; Fiscal 2007 - $1,219) for fees and expense reimbursements.

During Fiscal 2007, the Company paid Nevada Pacific Gold Ltd., a public company with directors David Hottman and Gary Nordin in common, $121,207 for shared rent, human resources, and office services. Nevada Pacific ceased to be a related party in March 2007.

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

Item 9.  Offer and Listing of Securities

As of June 30, 2009 the authorized capital of the Company consisted of 100,000,000 Common Shares without par value and 100,000,000 Preferred Shares without par value.  There were 29,651,539 Common Shares and no Preferred Shares issued and outstanding as of June 30, 2009 and December 15, 2009.

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

Table No. 11 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending November 2009;

•

each of the last twelve fiscal quarters ending the three months ended September 30, 2009; and

•

each of the last five fiscal years ending June 30, 2009.

The Company commenced trading under the name “Gateway Enterprises Ltd.” on May 28, 2001. From September 23, 2002 until March 17, 2004, the Company’s shares were suspended from trading by the TSX Venture Exchange for review, approval and completion of the Company’s Qualifying Transaction as per TSX-V Capital Pool Company regulations.

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

November 2009	$0.09	$0.05	$0.06
October 2009	$0.09	$0.08	$0.08
September 2009	$0.12	$0.09	$0.09
August 2009	$0.12	$0.09	$0.11
July 2009	$0.11	$0.09	$0.09
June 2009	$0.12	$0.08	$0.09

Three Months Ended 9/30/09	$0.12	$0.09	$0.09
Three Months Ended 6/30/09	$0.12	$0.06	$0.09
Three Months Ended 3/31/08	$0.11	$0.05	$0.06
Three Months Ended 12/31/08	$0.11	$0.03	$0.06

Three Months Ended 9/30/08	$0.21	$0.07	$0.11
Three Months Ended 6/30/08	$0.27	$0.17	$0.23
Three Months Ended 3/31/08	$0.39	$0.22	$0.22
Three Months Ended 12/31/07	$0.52	$0.30	$0.36

Three Months Ended 9/30/07	$0.78	$0.37	$0.45
Three Months Ended 6/30/07	$0.90	$0.60	$0.76
Three Months Ended 3/31/07	$0.94	$0.45	$0.72
Three Months Ended 12/31/06	$0.58	$0.32	$0.50

Three Months Ended 9/30/06	$0.67	$0.39	$0.51
Three Months Ended 6/30/06	$1.53	$0.48	$0.59
Three Months Ended 3/31/06	$1.17	$0.55	$1.17
Three Months Ended 12/31/05	$0.65	$0.52	$0.57

Fiscal Year Ended 6/30/09	$0.21	$0.03	$0.09
Fiscal Year Ended 6/30/08	$0.78	$0.17	$0.23
Fiscal Year Ended 6/30/07	$0.94	$0.32	$0.76
Fiscal Year Ended 6/30/06	$1.53	$0.48	$0.59
Fiscal Year Ended 6/30/05	$1.05	$0.40	$0.63

Table No. 12 lists, as of December 15, 2009, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
No Share Purchase Warrants Outstanding

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

No common shares were issued during Fiscal 2009.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of December 15, 2009, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

Name	Number of Shares of Common Stock	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

David Hottman, President, Chairman and Director	50,000 25,000 200,000 300,000 228,600	50,000 25,000 200,000 300,000 114,300	$0.86 0.70 0.52 0.20 0.12	April 14, 2010 January 20, 2011 December 5, 2011 October 7, 2013 June 8, 2014

Mark T. Brown, CFO, Secretary and Director	25,000 141,400 150,000 78,600	25,000 141,400 150,000 39,300	$0.86 0.52 0.20 0.12	April 14, 2010 December 5, 2011 October 7, 2013 June 8, 2014

Gary Nordin, Consultant and Former Director	175,000 200,000	175,000 100,000	$0.20 0.12	October 7, 2013 June 8, 2014

Joe Tai, Director	200,000	100,000	$0.12	June 8, 2014

Frank Wheatley, Director	25,000 25,000 100,000 150,000 50,000	25,000 25,000 100,000 150,000 25,000	$0.86 0.70 0.52 0.20 0.12	April 14, 2010 January 20, 2011 December 5, 2011 October 7, 2013 June 8, 2014

Bruce Winfield, Former President, CEO and Director	50,000 25,000 225,000 150,000	50,000 25,000 225,000 150,000	$0.86 0.70 0.52 0.20	April 14, 2010 January 20, 2011 December 5, 2011 October 7, 2013

Winnie Wong, Director	Nil	Nil	N/A	N/A

Employees/Consultants	100,000 60,000 280,000	100,000 60,000 70,000	$0.52 0.20 0.12	December 5, 2011 October 7, 2013 June 14, 2014

Total Officers and Directors	2,573,600	2,195,000

Total Employees/ Consultants	440,000	230,000

Total Officers/Directors/ Employees and Consultants	3,013,600	2,425,000

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

2.

Under an agreement dated May 1, 2007 between the Company and Nevada Pacific Gold Ltd., the Company agreed to sublease approximately 3,926 square feet of office space from Nevada Pacific through February 28, 2008. A copy of this agreement has been filed as an exhibit to the Company’s fiscal 2007 20-F Annual Report.

3.

Under an agreement dated August 28, 2008, the Company, through its subsidiary Portal Resources US Inc., has the right to acquire from Claremont Nevada Mines, Scoonover Exploration, and JR Exploration (the “Vendors”) 100% interest (subject to a 3% NSR) in three properties located in the Walker Lane Belt and Battle Mountain/Eureka Trend in Nevada. Terms of the renewable ten year option include total cash advance royalty payments of US$10,000 on the first anniversary, $15,000 on the second, $20,000 on the third, $25,000 on the fourth, and $30,000 on the fifth and each subsequent anniversary date to maintain the option in good standing. Portal can acquire a 100% interest in the properties by making an additional payment of $1,000 and delivering a final feasibility study on any of the properties. The Vendors will retain a 3% NSR, which Portal may reduce to 1% for a payment of US$1,000,000. A copy of this agreement has been filed as an exhibit to the Company’s Fiscal 2008 20-F Annual Report.

4.

Under an agreement dated May 14, 2009, the Company agreed to sell 100% of its wholly-owned subsidiary, Portal del Oro S.A., the holder of all of the Company’s Argentina property interests to Omar Pereyra and Guillermo Pereyra. Consideration for the sale was US$85,000 cash. A copy of this agreement has been filed as an exhibit to this 20-F Annual Report.

5.

Under an Assignment Agreement dated May 29, 2009 between the Company and Pengram Corporation, the Company agreed to transfer all the rights on the Nevada claims in exchange for 150,000 Pengram common shares. A copy of this agreement has been filed as an exhibit to this 20-F Annual Report.

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

Statement by Experts

The Company’s auditors for its financial statements as at June 30, 2009, 2008 and 2007 was DeVisser Gray, Chartered Accountants. Their audit report is included with the related financial statements in this Annual Report.

Documents on Display

All documents incorporated and referred by reference in this 20-F Annual Report are available on IDEA at www.sec.gov, or may be viewed at the Company’s Executive Office located at Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada.

Item 11.  Disclosures about Market Risk

The Company competes with other resource companies for exploration properties and possible joint venture agreements.  There is a risk that this competition could increase the difficulty of concluding a negotiation on terms that the Company considers acceptable.

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

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

The Company has not identified an Audit Committee Financial Expert among the 3 directors currently serving on the audit committee. The current members are David Hottman, Frank Wheatley, and Winnie Wong. All 3 members are financially literate, have extensive experience as officers and directors of public mineral exploration companies, and understanding of internal controls and procedures.

Item 16B.  Code of Ethics

The Company has not adopted a written ”code of ethics” that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that the compliance with existing Canadian standards and procedures, including the regulations to which it subject under Canadian securities laws as a reporting issuer as a company listed on the TSX Venture Exchange, are adequate for its immediate purposes. The board is evaluating the adoption of a code of ethics during the 2010 fiscal year.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray to the Company are included in the following table.

Table No. 14

Principal Account Fees and Services

Type of Service	Fiscal Year 2009	Fiscal Year 2008

Audit Fees	$ 22,500	$ 21,000
Audit Related Fees	-	-
Tax Fees	$ 1,300	$ 1,200
All Other Fees	-	-
Total	$ 23,800	$ 22,200

Item 16D.  Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Part III

Item 17.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 15 to the financial statements.

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

Audited Financial Statements

Independent Auditors Report, dated October 19, 2009.

Balance Sheets at June 30, 2009 and 2008.

Statements of Operations for the years ended June 30, 2009, 2008, and 2007.

Statements of Cash Flows for the years ended June 30, 2009, 2008, and 2007.

Consolidated Statements of Deferred Expenditures on Unproven Mineral Rights for the years ended June 30, 2009 and 2008.

Notes to Financial Statements

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS (cont.)

(B)  Index to Exhibits:

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws (Previously Filed)

2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A

4. Material Contracts

        A)        Copy of the Option Agreement between the Company and Consolidated Pacific Bay Minerals Ltd regarding La Pampa uranium project, dated April 20, 2007. (Previously Filed)

        B)    Copy of the sublease agreement for office space between the Company and Nevada Pacific Gold Ltd. dated May 1, 2007 (Previously Filed)

        C)   Copy of the option agreement between the Company and Claremont Nevada Mines LLC, Scoonover Exploration LLC, and JR Exploration LLC regarding the Golden Snow, Fish and CPG projects, dated August 28, 2008. (Previously Filed)

        D)      Copy of the sale agreement between the Company and Omar Pereyra and Guillermo Pereyra for Portal del Oro S.A. dated May 14, 2009.

        E)   Copy of the assignment agreement between the Company Pengram Corporation for the Company’s Nevada claims dated May 29, 2009.

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

PORTAL RESOURCES LTD.

Consolidated Financial Statements

June 30, 2009

June 30, 2008

June 30, 2007

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

October 19, 2009

October 19, 2009

AUDITORS' REPORT

To the Shareholders of Portal Resources Ltd.

We have audited the consolidated balance sheets of Portal Resources Ltd. as at June 30, 2009 and 2008 and the consolidated statements of operations and deficit and cash flows for the years ended June 30, 2009, 2008 and 2007. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2009 and 2008 and the results of its operations and its cash flows for the years ended June 30, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

October 19, 2009

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements.  Although we conducted our audits in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated October 19, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

October 19, 2009

PORTAL RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(stated in Canadian dollars)

As at June 30th

	2009	2008

ASSETS
Current
Cash and cash equivalents	$248,572	$187,551
Short-term investments (Note 3)	1,255,956	2,861,753
Marketable securities (Note 4)	34,875	-
Amounts receivable	4,395	104,312
Prepaid expenses	21,916	122,318
	1,565,714	3,275,934

Equipment (Note 5)	38,839	78,290
Unproven mineral rights (Note 6)	-	4,965,595
Oil and gas properties (Note 7)	361,437

	$1,965,990	$8,319,819

LIABILITIES

Current
Accounts payable and accrued liabilities	$72,092	$81,496
		81,496

SHAREHOLDERS’ EQUITY

Share capital (Note 8)	$14,760,161	$14,760,161
Contributed surplus (Note 8)	805,151	783,340
Deficit	(13,671,414)	(7,305,178)
	1,893,898	8,238,323

	$1,965,990	$8,319,819

Nature of operations (Note 1)

Commitments (Note 9)

Subsequent events (Note 16)

         Approved by the Board of Directors:

“David Hottman”	“Mark T. Brown”
David Hottman Director	Mark Brown, Director

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the years ended June 30,

(stated in Canadian dollars)

	2009	2008	2007

Revenue	$ -	$ -	$ -

Expenses
Accounting and audit	$ 62,116	$ 62,248	$ 70,248
Amortization	27,217	26,469	23,105
Bank charges and interest	6,993	21,102	42,738
Consulting and management fees	130,738	55,115	22,875
Foreign asset tax	496	21,938	35,489
Foreign exchange	(624)	34,120	63,218
Investor relations	124,780	412,068	454,750
Legal	74,420	40,236	40,182
Office and miscellaneous	137,482	174,332	140,206
Rent	101,395	44,991	30,831
Project investigation	67,119	41,451	44,071
Salaries and benefits	555,415	459,298	203,089
Stock-based compensation (Note 8)	21,811	147,744	340,206
Travel	70,775	63,235	44,530
Transfer agent and filing fees	12,288	16,514	17,438
Valuation allowance for foreign value added tax credit (IVA)	1,751	46,197	395,631

	1,394,172	1,667,058	1,968,607

Other items
Gain on sale of equipment	(25,167)	-	-
Interest income	(65,418)	(161,429)	(106,674)
Loss on the sale of mineral properties	5,052,205	-	-
Write-off of unproven mineral rights	4,215	1,782,804	-
Write-off of amounts receivable	-	-	15,291
Unrealized loss on marketable securities (Note 4)	6,229	-	-
	4,972,064	1,621,375	(91,383)

Net loss and comprehensive loss for the year	(6,366,236)	(3,288,433)	(1,877,224)

Loss per share (Note 2)	$ (0.21)	$ (0.11)	$ (0.09)

Weighted average number of common shares outstanding	29,651,539	29,322,706	21,183,935

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended June 30, 2009, 2008 and 2007

(stated in Canadian dollars)

	Number of Shares	Amount	Shares Subscribed	Contributed Surplus	Deficit	Total Shareholders Equity
Balance as at June 30, 2006	20,888,039	$ 9,177,125	$ -	$ 300,473	$ (2,139,521)	$ 7,338,077
Share issues:
Private placement			59,800			59,800
Issued for resource property	100,000	78,000	-	-		78,000
Exercise of warrants	759,000	569,250	-			569,250
Exercise of options	12,500	8,300	-	-		8,300
Fair market value of stock options exercised	-	3,681	-	(3,681)	-	-
Stock based compensation	-	-	-	340,206	-	340,206
Share issue costs	-	(12,438)	-	-	-	(12,438)
Net loss and comprehensive loss	-	-	-	-	(1,877,224)	(1,877,224)

Balance at June 30, 2007	21,759,539	9,823,918	59,800	636,998	(4,016,745)	6,503,971
Share issues:
Private placement	7,887,000	5,126,550	(59,800)	-	-	5,066,750
Exercise of options	5,000	2,600	-	-	-	2,600
Fair market value of stock options exercised	-	1,402	-	(1,402)	-	-
Stock based compensation	-	-	-	147,744	-	147,744
Finders fees	-	(151,997)	-	-	-	(151,997)
Share issue costs	-	(42,312)	-	-	-	(42,312)
Net loss and comprehensive income	-	-	-	-	(3,288,433)	(3,288,433)

Balance at June 30, 2008	29,651,539	14,760,161	-	783,340	(7,305,178)	8,238,323
Share issues:
Stock based compensation	-	-	-	21,811	-	21,811
Net loss and comprehensive income	-	-	-	-	(6,366,236)	(6,366,236)

Balance at June 30, 2009	29,651,539	$ 14,760,161	$ -	$ 805,151	$ (13,671,414)	$ 1,893,898

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30,

 (stated in Canadian dollars)

	2009	2008	2007

Cash provided by (used for):
Operating Activities
Net loss for the year	$ (6,366,236)	$ (3,288,433)	$ (1,877,224)
Items not involving cash:
Stock-based compensation	21,811	147,744	340,206
Write-off of unproven mineral properties	4,215	1,782,804	-
Write-off of amounts receivable	-	-	15,291
Loss on sale of mineral properties	5,052,205	-	-
Amortization	27,217	26,469	23,105
Unrealized loss on marketable securities	6,229	-	-
Gain on sale of equipment	(25,167)	-	-

	(1,279,726)	(1,331,416)	(1,498,622)

Changes in non-cash working capital:
Amounts receivable	99,917	(61,651)	(39,838)
Prepaid expenses	100,402	(5,200)	(11,304)
Accounts payable and accrued liabilities	(18,041)	(179,224)	(157,664)
Due to related parties	-	(3,233)	3,233

	(1,097,448)	(1,580,724)	(1,704,195)

Investing Activities
Purchase of equipment	(25,896)	(10,150)	(83,249)
Proceeds from the sale of equipment	63,297	-	-
Short-term investments	1,605,797	(2,861,753)	-
Proceeds on sale of mineral properties	99,127	-	-
Expenditures on unproven mineral rights	(261,054)	(1,304,593)	(2,732,966)
Expenditures on oil and gas properties	(322,802)	-	-

	1,158,469	(4,176,496)	(2,816,215)

Financing Activities
Shares issued for cash	-	5,126,550	-
On warrant exercise	-	-	569,250
On option exercise	-	2,600	8,300
Shares subscribed	-	(59,800)	59,800
Share issue costs	-	(194,309)	(12,438)

	-	4,875,041	624,912

Net increase (decrease) in cash and cash equivalents	$ 61,021	$ (882,179)	(3,895,498)

Cash and cash equivalents – beginning of year	187,551	1,069,730	4,965,228

Cash and cash equivalents– end of year	$ 248,572	$ 187,551	$ 1,069,730

Supplemental disclosure of non-cash Investing and Financing Activities:

Cash and cash equivalents consist of:
Cash balances with banks	$ 248,572	$ 187,551	$ 307,977
Term deposits	$ -	$ -	$ 761,753
Total cash and cash equivalents	$ 248,572	$ 187,551	$ 1,069,730

Marketable securities received on the sale of mineral properties	$ 41,104	-	-

Shares reserved for issue for Slick Rock Uranium Project	$ -	$ -	$ 78,000

Deferred expenditures on unproven mineral rights and oil and gas properties included in accounts payable	$ 38,635	$ 29,998	$ 269,551

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF DEFERRED EXPENDITURES ON UNPROVEN MINERAL RIGHTS

For the year ended June 30,

(stated in Canadian dollars)

	Arroyo Verde (Argentina)	San Rafael (Argentina)	La Pampa Uranium (Argentina)	Tiger Uranium (Argentina)	Slick Rock Uranium (USA)	Project Investigation	Total

Total as at June 30, 2006	2,022,825	580,017	-	-	-	-	2,602,842

Land acquisition & holding costs	72,695	221,715	17,143	1,131	132,448	-	445,132
Environment	1,203	2,116	-	2,027	-	-	5,346
Geology	413,219	262,537	152,632	56,292	1,070	-	885,750
Geophysics	27,607	64,260	-	-	-	-	91,867
Surface geochemistry	40,404	23,768	1,861	1,789	-	-	67,822
Drilling	1,261,256	323,344	-	-	-	-	1,584,600
Total expenditures	1,816,384	897,740	171,636	61,239	133,518	-	3,080,517

Total as at June 30, 2007	3,839,209	1,477,757	171,636	61,239	133,518	-	5,683,359

Land acquisition & holding costs	108,687	(27,301)	11,523	-	16,873	-	109,782
Environment	3,611	206	4,778	1,894	21,907	-	32,396
Geology	155,866	101,517	415,886	6,416	62,353	-	742,038
Geophysics	6,164	26,985	104	-	-	-	33,253
Surface geochemistry	4,654	297	4,806	-	9,848	-	19,605
Drilling	3,636	499	-	-	123,831	-	127,966
Total expenditures	282,618	102,203	437,097	8,310	234,812	-	1,065,040
Property write-offs	-	(1,414,474)	-	-	(368,330)	-	(1,782,804)
	282,618	(1,312,271)	437,097	8,310	(133,518)	-	(717,764)

Total as at June 30, 2008	$ 4,121,827	$ 165,486	$ 608,733	$ 69,549	$ -	$ -	$ 4,965,595

Land acquisition & holding costs	53,853	2,087	37,481	-	-	30,677	124,098
Environment	123	-	-	-	-	-	123
Geology	26,034	15,342	32,958	22,934	4,215	4,136	105,619
Geophysics	-	-	-	-	-	-	-
Surface geochemistry	-	852	171	-	-	193	1,216
Drilling	-	-	-	-	-	-	-
Total expenditures	80,010	18,281	70,610	22,934	4,215	35,006	231,056
Proceeds on sale of properties	(99,127)	-	-	-	-	(41,104)	(140,231)
Gain (loss) on sale of properties	(4,102,710)	(183,767)	(679,343)	(92,483)	-	6,098	(5,052,205)
Property write-offs	-	-	-	-	(4,215)	-	(4,215)

Total as at June 30, 2009	$ -	$ -	$ -	$ -	$ -	$ -	$ -

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2009, 2008 and 2007

(stated in Canadian dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Portal Resources Ltd. was incorporated on August 14, 2000 under the Company Act of the Province of British Columbia.

The Company is an exploration stage company whose business activity is the exploration of mineral rights located in Mexico, and the exploration of oil and gas in Central Alberta, Canada. The Company has not yet determined if any of these rights contain economic mineral reserves, oil or gas reserves, and, accordingly, the amounts shown for deferred exploration costs represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values.  The recovery of these amounts is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration of the rights, and upon the commencement of future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis. To date, the Company has not earned significant revenues and has an accumulated operation deficit of $13,671,414.

Current economic conditions have limited the Company’s ability to access financing through equity markets and this has created significant uncertainty as to the Company’s ability to fund ongoing operations for the next operating period. In a response to conserve capital the Company has significantly curtailed operations. See Note 13 for further discussion on the Company’s conservation and management of capital.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and the classification of liabilities that might be necessary should the Company be unable to continue in the normal course of business.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The differences between those principles and the ones that would be applied under U.S. generally accepted accounting principles (U.S. GAAP) are disclosed in Note 15.

References to the Company are inclusive of the Canadian parent company; its wholly owned U.S. subsidiary, Portal Resources US Inc, and its formerly owned Argentinean subsidiary, Portal del Oro S.A. (“Portal S.A.”). All significant inter-company transactions and balances have been eliminated.

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

For the years ended June 30, 2009, 2008 and 2007

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

The Company reviews capitalized costs on its mineral rights on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the rights or from the sale of the rights.  Management’s assessment of the right’s estimated current fair market value is also based upon a review of other similar mineral rights transactions that have occurred in the same geographic area as that of the rights under review.

Oil and Gas Properties

Oil and natural gas properties are accounted for using the successful efforts method of accounting. Geological and geophysical costs are expensed in the period in which they are incurred and costs of drilling an unsuccessful well are expensed when it becomes known the well did not result in a discovery of proven reserves or where one year has elapsed since the completion of drilling and efforts to establish proved reserves are not practical. All other costs of exploring and developing proven reserves are capitalized as oil and gas properties.

Oil and gas properties are depleted using the unit-of-production method. Unit-of-production rates are based on proven developed reserves, which are reserves estimated to be recovered from existing facilities using current operating methods. Unproved properties are not subject to depletion.

Oil and gas properties are assessed, at least annually, for impairment to ensure that the carrying value of the property on the balance sheet is recoverable. If a property's carrying value exceeds the sum of undiscounted future cash flows resulting from its use and eventual disposition, its value is impaired. An impairment loss is recognized for the amount by which the carrying value exceeds its recoverable amount. This loss is charged to depletion expense.

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

Impairment of long-lived assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amount of the asset exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2009, 2008 and 2007

(stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES, (Continued)

Environmental expenditures

The operations of the Company have been and may in the future, be affected in varying degrees by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs are recognized when the ultimate liability is reasonably determinable, and are charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

Equipment

Equipment is recorded at cost net of accumulated amortization. Amortization is provided for using the straight-line method at the following annual rates: Computer equipment – 30%; Computer software – 50%, Vehicles – 30%, Field equipment & Furniture and fixtures – 20%.

Share capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company’s shares on the TSX Venture Exchange.

Stock-based compensation

The Company accounts for stock options granted to directors, officers, employees and nonemployees using the fair value method of accounting. Accordingly, the fair value of the options at the date of the grant is determined using the Black-Scholes option pricing model and stock-based compensation is accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting periods. The fair value of stock options granted to non-employees is re-measured at the earlier of each financial reporting or vesting date, and any adjustment is charged or credited to operations upon re-measurement. If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to share capital. The Company has not incorporated an estimated forfeiture rate for stock options that will not vest; rather the Company accounts for actual forfeitures as they occur.

The proceeds received by the Company on the exercise of options are credited to share capital.

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during the period.  Fully diluted loss per share amounts are not presented, as they are anti-dilutive.

Comprehensive income

Comprehensive income is the overall change in the net assets of the Company for the period, other than changes attributed to transactions with shareholders. It is made up of net income and other comprehensive income. The historical make up of net income has not changed. Other comprehensive income includes gains or losses, which GAAP requires to be recognized in a period but excluded from net income for that period. The Company has no items of other comprehensive income in any period presented. Accordingly, net loss as presented in the Company’s statement of operations and comprehensive loss equals comprehensive loss.

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

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2009, 2008 and 2007

(stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES, (Continued)

Financial instruments

The Company classifies its financial instruments into one of the following categories: held-to-maturity investments, loans and receivables, available-for-sale, held for trading or other financial liabilities. The Company has designated its cash and cash equivalents, marketable securities, and short-term investments as held-for-trading, accounts receivable as loans and receivables and accounts payable and accrued liabilities as other financial liabilities.

All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend upon initial classification as follows: held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income.

Transactions costs that are directly attributable to the acquisition or issue of financial instruments and that are classified as other than held-for-trading, are expensed as incurred and included in the initial carrying value of such instruments.

Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

New accounting policies

Effective July 1, 2008, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections. There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

(a)

Section 3862 – Financial Instruments – Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories (see Note 12).

(b)

Section 3863 – Financial Instruments – Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows (see Note 12).

(c)

Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed (see Note 13). Under this standard, the Company will be required to disclose the following:

a.

qualitative information about its objectives, policies and processes for managing capital;

b.

summary quantitative data about what it manages as capital;

c.

whether during the period it complied with any externally imposed capital requirement to which it is subject; and

d.

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

(d)

Section 1400 – General Standards of Financial Statements Presentation, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern (see Note 1).

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2009, 2008 and 2007

(stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES, (Continued)

New accounting policies (continued)

(e)

Credit risk and fair value of financial assets and financial liabilities

In January 2009, the CICA issued the Emerging Issues Committee (“EIC”) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, effective for interim an annual financial statements ending on or after January 20, 2009. EIC-173 provides further information on the determination of the faire value of financial assets and financial liabilities under Section 3855, “Financial Instruments – Recognition and Measurement”. It states that an entity’s own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 is applied retroactively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. The Company adopted this abstract during fiscal 2009 and this standard did not have a material impact on the Company’s consolidated financial statements.

(f)

Mining exploration costs

On March 27, 2009, the CICA approved EIC-174 “Mining Exploration Costs.” This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The application of EIC–174 did not have any impact on the Company’s consolidated financial statements.

Accounting Policies Not Yet Adopted

Convergence to international Financial Reporting Standards (“IFRS”)

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition date of July 1, 2011 will require the restatement for comparative purposes, amounts reported by the Company for the year ended June 30, 2011, for which the current and comparative information will be prepared under IFRS.

The Company has commenced its IFRS conversion project in 2008. The Company’s IFRS project consists of three phases – scoping, evaluation and design, and implementation and review. The Company has commenced the scoping phase of the project, which consists of project initiation and awareness, identification of high-level differences between Canadian GAAP and IFRS and project planning and resourcing. The Company has completed a high level scoping exercise and has prepared a preliminary comparison of financial statement areas that will be impacted by the conversion.

A detailed assessment of the impact of adopting IFRS on the Company’s consolidated financial statements, accounting policies, information technology and data systems, internal controls over financial reporting, disclosure controls and procedures, and the various covenants and capital requirements and business activities has not been completed. The impact on such elements will depend on the particular circumstances prevailing at the adoption date and the IFRS accounting policy choices made by the Company. The Company has not completed its quantification of the effects of adopting IFRS. The financial performance and financial position as disclosed in our Canadian GAAP financial statements may be significantly different when presented in accordance with IFRS.

Goodwill and intangible assets

In February 2008, the CICA issued CICA Handbook Section 3064 – Goodwill and Intangible Assets replacing Section 3450, Research and Development Costs. The new standard, which applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008, establishes guidelines for the recognition, measurement, presentation and disclosure of research and development costs. The Company does not expect that the adoption of this standard will have a material impact on its consolidated financial statements.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2009, 2008 and 2007

(stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES, (Continued)

Accounting Policies Not Yet Adopted (continued)

Business combinations

In January 2009, the CICA issued the new handbook Section 1582, “Business Combinations” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquisition, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations. Although the Company is considering the impact of adopting this pronouncement on the consolidated financial statements, it will be limited to any future acquisitions beginning in fiscal 2012.

Consolidated financial statement and non-controlling interests

In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements”, and Section1602, “Non-controlling Interests”, effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interest in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in fiscal 2012 in connection with the conversion to IFRS.

3.

SHORT TERM INVESTMENTS

Short term investments consists of highly liquid investments, including guaranteed investment certificates with major financial institutions, having a maturity of 12 months or less at acquisition and that are readily convertible to contracted amounts of cash.

4.

MARKETABLE SECURITIES

On May 29, 2009 Portal Resources Inc. acquired 150,000 shares of Pengram Corporation (“Pengram”) in return of assigning all of its interest in an option agreement (see Note 6). The shares were recorded at fair value of $41,104. At June 30, 2009, the fair value of the Pengram shares was $34,875. Consequently, Portal recorded a loss of $6,229.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2009, 2008 and 2007

(stated in Canadian dollars)

5.

EQUIPMENT

	2009			2008

	Cost	Accumulated amortization	Net book value	Net book value

Computer equipment	$ 16,603	$ 13,815	$ 2,788	$ 4,478
Computer software	20,854	20,553	301	664
Furniture & fixtures	5,655	2,717	2,938	7,452
Vehicles	25,896	3,884	22,012	21,893
Field equipment	20,867	10,067	10,800	43,803
	$ 89,875	$ 51,036	$ 38,839	$ 78,290

6.

UNPROVEN MINERAL RIGHTS

The Company’s mineral properties are all located in Argentina and the United States.

Arroyo Verde (Argentina)

On November 27, 2003, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Chubut province of Argentina.  Under the terms of the agreement the Company had to make cash payments totaling US$210,000 (paid) on or before December 1, 2007.

On or before December 1, 2008 or upon receipt of the feasibility study, the Company had to pay an advance royalty payment of US$1 for each ounce of gold equivalent contained within the measured and indicated resource categories with a minimum payment of US$100,000 and a maximum payment of US$250,000. This advance royalty could be applied against subsequent royalty obligations.  The vendor retained a 2% net smelter royalty that the Company can purchase 1% of, at any time, for US$1,000,000.

On November 12, 2008 an amendment to the agreement was signed where the owner agreed to defer the payment due on December 1, 2008 until December 1, 2009 in exchange for a payment of US$10,000 on December 1, 2008.

The Company after reviewing work done on the property to date, concluded that the potential did not justify further work and renounced the mining rights held under the project. As such the project expenditures were written off and subsequently Portal’s Argentinean subsidiary was sold.

The Company wrote off $4,102,710 of mineral properties. On May 14, 2009 the Company sold the subsidiary that held rights to the option agreements for $99,127.

San Rafael (Argentina)

The properties in the San Rafael project have been acquired through two separate option agreements.

San Pedro

On June 18, 2004, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Mendoza province of Argentina.  Under the terms of the agreement the Company must make cash payments totaling US$ 830,000 (US$120,000 paid) on or before June 18, 2012.

On March 27, 2008, the Company notified the owners of the San Pedro claims of the decision to return the claims and has no further commitments with respect to this agreement.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2009, 2008 and 2007

(stated in Canadian dollars)

6.

UNPROVEN MINERAL RIGHTS, (Continued)

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

On March 3, 2008 the Minera Rio de la Plata (MRDP) agreement was modified so the US$70,000 payment due April 9, 2008 was deferred to June 10, 2008.

Subsequently, management returned all the claims held under the MRDP agreement, with the exception of nine claims, which will continue to form the Tiger uranium project. On April 22, 2008, an amendment to the MRDP agreement was executed by the Company and MRDP to this effect.

On April 30, 2008, MRDP and the Company signed an agreement whereby the due date for the US$70,000 payment as amended to June 10, 2008 was extended until July 10, 2008.

On June 10, 2008, the Company informed MRDP of the Company’s decision to declare the nine claims comprising the Tiger Uranium Project as a “Development Area” under clause 6.4 of the MRDP agreement and to pay MRDP the sum of US$50,000.

On June 17, 2008, the Company received from MRDP notification of its rejection of the Company’s declaration of a “Development Area”.

On July 18, 2008, the Company received notification from MRDP of their declaration that the MRDP contract is null and void for failure to make the US$70,000 payment due July 10, 2008.

The Company retained legal counsel in the matter and was of the opinion that the declaration of a Development Area on June 10, 2008 was valid and thus the MRDP contract was valid and in good standing. The Company pursued both legal avenues as well as negotiating with MRDP to resolve the dispute.

The company after reviewing work done on the property to date concluded that the potential did not justify further work and decided to cease legal measurers and negotiations to resolve the dispute arising from Portal’s having declared a Development Area under terms of the joint venture agreement with MRPD. As such the project expenditures were written off and subsequently Portal's Argentinean subsidiary was sold

The Company wrote off $276,250 of mineral properties which included $92,483 from the Tiger Uranium property. On May 14, 2009 the Company sold the subsidiary that held rights to the option agreements.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2009, 2008 and 2007

(stated in Canadian dollars)

6.

UNPROVEN MINERAL RIGHTS, (Continued)

La Pampa Uranium (Argentina)

On April 20, 2007 the Company signed a letter agreement with Consolidated Pacific Bay Minerals Ltd. whereby the Company has an option to earn a 60% interest in a series of mining rights in Chubut province of Argentina.  Under the original terms of the agreement the Company’s payment requirements are as follows:

US$
On signing of the agreement	$ 15,000 (paid)
On or before April 20, 2008	$ 30,000
On or before April 20, 2009	$ 50,000
On or before April 20, 2010	$ 50,000

In order to maintain the option in good standing, the Company must expend an aggregate of US$1,200,000 by April 20, 2011.  The required cumulative required expenditures are as follows:

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

The Company reassessed the potential of its wholly owned claims as well as the agreement with Consolidated Pacific Bay Minerals Ltd. and concluded that the potential did not justify further work, and renounced the mining rights held under the project. As such the project expenditures were written off and subsequently Portal’s Argentinean subsidiary was sold The Company wrote off $679,343 during the year. On May 14, 2009 the Company sold the subsidiary that held rights to the option agreements.

Slick Rock Uranium (USA)

The property was returned to the vendor with no further commitments necessary on behalf of the Company in June 20, 2009 and the Company wrote off $4,215 during the period.

Nevada Properties (USA)

On September 2, 2008, the Company announced that it had entered into an option agreement under which it has the right to acquire, from Claremont Nevada Mines, Scoonover Exploration and JR Exploration, three properties located in the Walker Lane Belt and Battle Mountain/Eureka Trend in Nevada, USA. Terms of the renewable ten year option include total cash advance royalty payments of US$10,000 on the first anniversary, $15,000 on the second, $20,000 on the third, $25,000 on the fourth and $30,000 on the fifth and each subsequent anniversary date to maintain the option in good standing. The Company, through its subsidiary, Portal Resources US Inc., can acquire a 100% interest in the properties by making an additional payment of $1,000 and delivering a final feasibility study on any of the properties.

The vendors will retain a 3% net smelter returns royalty. The Company has the right to reduce the net smelter returns royalty to 1% for a payment of US$1,000,000.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2009, 2008 and 2007

(stated in Canadian dollars)

6.

UNPROVEN MINERAL RIGHTS, (Continued)

Nevada Properties (USA) (continued)

Golden Snow Property

The Golden Snow property is an advanced Carlin-type gold target comprised of 114 unpatented lode mining claims or 3.5 square miles on the Battle Mountain/Eureka Trend.

Fish Project

The Fish Project is situated within the Walker Lane Mineral Belt, Lone Mountain District, Esmeralda County, Nevada about 12 miles west of the historic mining town of Tonopah, Nevada. The project consists of 58 unpatented lode mining claims or 1.9 square miles.

CPG Project

The CPG Project, also within the Walker Lane Mineral Belt, is in Mineral County, Nevada and consists of 44 unpatented lode mining claims or 1.3 square miles. The property is 10 miles south of Kennecott's now closed Denton-Rawhide Mine.

On May 29, 2009, the Company closed an Assignment Agreement with Pengram Corporation (“Pengram”) to transfer all the rights on the Nevada claims, in exchange of 150,000 shares of Pengram’s common stock. The stock was valued at $41,104 on the date of the exchange and resulted in a gain on sale of $6,098. The Company has no further commitments on the Nevada properties.

7.          OIL AND GAS PROPERTIES

The Company’s oil and gas interests are all located in Central Alberta, Canada.

Oil and Gas Joint Ventures

Bigwave Joint Venture

On November 1, 2008 the Company signed a Joint Venture Agreement to participate for a 15% in the exploration, exploitation and production of petroleum and natural gas relating to lands located in Central Alberta. In December of 2008 the agreement was modified to allow the Company to participate to a 20% interest. Subsequent to year end, the Company increased its interest in the Joint Venture to 22%.

Within the area of interest, the Company has agreed to pay a 5.5% Gross Over Riding Royalty (GORR) on all products produced from certain geological formations.

During the year the Company contributed $343,437 to the Operator (Bigwave).

On January 5, 2009 the Company signed an agreement, “Participation Agreement”, with certain other partners in the Bigwave Joint Venture. Portal agreeing to pay 100% of the Company’s cost per Drill Spacing Unit to earn 100 % of their interest until pay-out and then after pay-out to drop to 70% interest per Drill Spacing Unit.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2009, 2008 and 2007

(stated in Canadian dollars)

7.          OIL AND GAS PROPERTIES (Continued)

Manito Joint Venture

On March 9, 2009 the Company signed the Manito Joint Venture Agreement to participate as to a 33.3% interest for the exploration, exploitation and production of petroleum and natural gas resources in Central Alberta.

The area of interest covered by the agreement is 72 square miles and the Company has agreed to pay a 5.5% Gross Over Riding Royalty (GORR) on all products produced.

The Manito Joint Venture has acquired one section of land to date through Alberta Crown Sale.

During the year the Company contributed $18,000 to the Operator (Bigwave).

	Bigwave	Manito	Total

Oil and gas expenditures	$ 343,437	$ 18,000	$ 361,437

8.

SHARE CAPITAL

Authorized

100,000,000 Common Shares without par value

100,000,000 Preferred shares issuable in series

Stock-based Compensation

The Company has a stock option plan (the “Stock Option Plan”) which provides for equity participation in the Company by its directors, officers, employees and consultants through the acquisition of common shares pursuant to the grant of options to purchase common shares. The maximum aggregate number of common shares reserved and authorized to be issued pursuant to options granted under the Stock Option Plan is 4,447,730 common shares.

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

The Company accounts for its grants in accordance with the fair value method of accounting for stock-based compensation.  For the year ended June 30, 2009, the Company recognized $21,811 (2008 - $147,774) in stock-based compensation for employees, directors and consultants.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2009, 2008 and 2007

(stated in Canadian dollars)

8.

SHARE CAPITAL, (Continued)

The fair value of the options has been calculated using the Black-Scholes option-pricing model, based on the following assumptions:

	2009	2008	2007

Stock compensation	$ 21,811	$ 147,744	$ 340,206

Risk-free interest rate	1.50% - 2.90%	4.00%	3.4% – 4.6%
Expected stock price volatility	121% - 227%	74%	49% - 76%
Expected option life in years	5 years	1 year	3 years
Expected dividend yield	Nil	Nil	Nil

Option prices models require the input of highly subjective assumptions regarding the expected volatility and expected life. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide the reliable measure of the fair value of the company’s stock options at the date of grant.

A summary of changes to stock options outstanding is as follows:

	2009		2008		2007
		Weighted Average		Weighted Average		Weighted Average
	Number of shares	Exercise Price	Number of shares	Exercise Price	Number of shares	Exercise Price
Outstanding at beginning of period	2,753,600	$0.54	2,766,100	$0.54	1,219,700	$0.51
Granted under plan	2,132,200	$0.16	100,000	$0.32	1,576,400	$0.57
Exercised	-	N/A	(5,000)	$0.52	(12,500)	$0.66
Forfeited or cancelled	(1,197,200)	$0.44	(107,500)	$0.63	(17,500)	$0.71
Outstanding at end of year	3,688,600	$0.35	2,753,600	$0.54	2,766,100	$0.54

Options vested and exercisable at year end	2,113,900	$0.50	2,750,000	$0.54	1,142,200	$0.50

At June 30, 2009, the weighted average remaining life of the outstanding options is 3.59 years (2008 – 2.63 years, 2007 – 3.47 years).

On October 7, 2008, the Company granted Directors and employees 1,095,000 stock options with an exercise price of $0.20. These options have a term of 5 years and vest in equal amounts every three months for 1 year. The fair value of these options was estimated at approximately $0.05 per option at grant date.

On June 9, 2009, the Company granted Directors, employees and consultants 1,037,200 stock options with an exercise price of $0.12. These options have a term of 5 years and vest in equal amounts every three months for 1 year. The fair value of these options was estimated at approximately $0.12 per option at grant date.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2009, 2008 and 2007

(stated in Canadian dollars)

8.

SHARE CAPITAL, (Continued)

Stock options outstanding as at June 30, 2009 are as follows:

Number	Exercise Price	Expiry Date
200,000	$0.86	14-Apr-10
100,000	$0.70	20-Jan-11
25,000	$0.75	18-Oct-11
1,041,400	$0.52	5-Dec-11
200,000	$0.70	6-Jun-12
1,085,000	$0.20	7-Oct-13
1,037,200	$0.12	8-Jun-14
3,688,600

Warrants

A summary of changes to warrants during the year are as follows:

	2009		2008
	Number of warrants	Weighted Average Exercise Price	Number of warrants	Weighted Average Exercise Price

Outstanding at beginning of year	3,943,500	$0.85	1,317,500	$1.25
Granted	-	-	3,943,500	$0.85
Expired	-	-	(1,317,500)	$1.25
Outstanding at end of year	3,943,500	$0.85	3,943,500	$0.85

Warrants outstanding as at June 30, 2009 are as follows:

Number	Exercise Price	Expiry Date
3,943,500	$ 0.85	July 18, 2009 (i)

(i)

Subsequent to year end, these warrants expired.

9.

COMMITMENTS

The Company has obligations under an operating lease for its corporate office that is in effect until February 28, 2013.  The remaining future minimum lease payments for the non-cancellable lease are:

2010	$ 86,457
2011	$ 90,709
2012	$ 94,961
2013	$ 65,197
$ 337,324

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2009, 2008 and 2007

(stated in Canadian dollars)

10.

RELATED PARTY TRANSACTIONS

Payments to related parties were made in the normal course of operations and were valued at fair value as determined by management.  Amounts due to or from related parties are unsecured, non-interest bearing and due on demand.

For the years ended June 30, 2009, 2008 and 2007

During the year ended June 30, 2009, $42,374 (2008 - $35,939; 2007 - Nil) was charged to a public company with a director in common with the Company for rent.  As at June 30, 2009, $Nil (2008 - $34; 2007 – Nil) was receivable from this public company.

During the year ended June 30, 2009, $Nil (2008 - $27,095; 2007 - Nil) was charged to another private company with certain directors in common with the Company for administrative fees and rent. As at June 30, 2009, $Nil (2008 - $806; 2007 - Nil) was receivable from this private company

During the year ended June 30, 2009, $18,832 (2008 - $27,060; 2007 - Nil) was charged to a private company with certain directors in common with the Company for administrative fees and rent. As at June 30, 2009, $Nil (2008 - $18; 2007 - Nil) was receivable from this private company.

During the year ended June 30, 2009, $3,124 (2008 - $Nil; 2007 - Nil) was charged to a private company with a director in common with the Company for rent and expenses.  As at June 30, 2009, $Nil (2008 - $Nil; 2007 - Nil) was receivable from this public company.

During the year ended June 30, 2009 the Company paid a private company with a director in common with the Company an aggregate of $9,707 (2008 - $5,674; 2007 - $1,219) for fees and expenses.  As at June 30, 2009, the Company owed this private company an aggregate of $Nil (2008 - $Nil; 2007 - Nil).

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2009, 2008 and 2007

(stated in Canadian dollars)

11.

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

A reconciliation of income taxes at statutory rates with reported taxes is as follow:

	2009	2008	2007
Loss before income taxes	$ (6,366,236)	$ (3,288,433)	$ (1,094,757)

Expected income taxes (recovery)	$ (1,909,871)	$ (1,019,414)	(373,531)
Non-deductible (deductible) expenses for tax purposes	1,510,592	641,662	20,360
Unrecognized benefit on non-capital losses and exploration expenditures	399,279	377,752	353,171
Total income taxes	$ -	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	2009	2008
Future income tax assets
Non-capital loss carryforwards	$ 1,335,070	$ 989,085
Exploration expenditures	-	336,993
Share issue costs	55,072	92,551
Equipment	13,176	10,289
Future income tax assets before valuation allowance	1,403,318	1,428,918
Less: valuation allowance	(1,403,318)	(1,428,918)
Net future income tax assets	$ -	$ -

The Company has incurred losses for Canadian income tax purposes of approximately $5.0 million, which can be carried forward to reduce taxable income in future years. The losses expire in the following periods:

Year of Origin	Year of Expiry	Non Capital Losses

2003	2010	$ 62,768
2004	2014	146,935
2005	2015	567,494
2006	2026	816,604
2007	2027	894,120
2008	2028	1,218,558
2009	2029	1,330,930
		$ 5,037,409

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2009, 2008 and 2007

(stated in Canadian dollars)

12.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, marketable securities, short-term investments, amounts receivable, accounts payables and accrued liabilities approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company’s property interests in the United States and Argentina make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

(b)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash and cash equivalents or short-term investments. The Company’s amount receivable consists primarily of recovered rent and office expense, and tax due from the federal government of Canada.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity.

13.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital (see Note 8). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral and oil and gas properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2009, 2008 and 2007

(stated in Canadian dollars)

13.

MANAGEMENT OF CAPITAL RISK, (Continued)

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

14.

SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	USA	Argentina	Total
As at June 30, 2009 Assets	$ 1,965,990	$ -	$ -	$1,965,990
As at June 30, 2008 Assets	$ 4,817,647	$ -	$ 3,502,172	$8,319,819
As at June 30, 2007 Assets	$ 2,787,095	N/A	$ 4,220,382	$7,007,477

	Canada	USA	Argentina	Total
For the year ended June 30, 2009 Loss for the year	$ 2,816,010	$ 5,774	$ 3,544,452	$6,366,236
For the year ended June 30, 2008 Loss for the year	$ 1,700,802	$ 138,098	$ 1,449,533	$3,288,433
For the year ended June 30, 2007 Loss for the year	$ 1,199,088	N/A	$ 678,136	$1,877,224

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2009, 2008 and 2007

(stated in Canadian dollars)

15.

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

	Years ended
	2009	2008	2007

a) Assets
Unproven Mineral Rights Costs
Unproven mineral rights costs under Canadian GAAP:	$ -	$ 4,965,595	$ 5,683,359
Add oil and gas properties costs under Canadian GAAP	361,437	-	-
Less unproven mineral rights costs and oil and gas properties	(361,437)	(4,965,595)	(5,683,359)
Unproven mineral rights and oil and gas properties costs under U.S. GAAP	$ -	$ -	$ -

b) Operations
Net loss under Canadian GAAP	$ (6,366,236)	$(3,288,433)	$(1,877,224)
Unproven mineral rights costs expensed under U.S. GAAP	4,965,595	717,764	(3,080,517)
Oil and Gas Properties under U.S. GAAP	(361,437)	-	-

Net loss under U.S. GAAP	$ (1,762,078)	$(2,570,669)	$(4,957,741)

c) Deficit
Closing deficit under Canadian GAAP	$(13,671,414)	$(7,305,178)	$(4,016,745)
Adjustment to deficit for accumulated unproven mineral rights and
expensed under U.S. GAAP net of income items	(361,437)	(4,965,595)	(5,683,359)

Closing deficit under U.S. GAAP	$(14,032,851	$(12,270,773)	$(9,700,104)

d) Cash Flows – Operating Activities
Cash applied to operations under Canadian GAAP	$(1,097,448)	$(1,580,724)	$(1,704,195)
Add net loss following Canadian GAAP	6,366,236	3,288,433	1,877,224
Add change in non cash unproven mineral rights expensed under U.S. GAAP	8,637	(239,553)	347,551
add proceeds on sale of mineral properties	99,127	-	-
Less net loss under U.S. GAAP	(1,762,078)	(2,570,669)	(4,957,741)
Less unproven mineral rights costs expensed under Canadian GAAP	(5,056,420)	(1,782,804)	-

Cash applied to operations under U.S. GAAP	$ (1,441,946)	$(2,885,317)	$(4,437,161)

e) Cash Flows – Investing Activities
Cash applied under Canadian GAAP	$ 1,158,469	$(4,176,496)	$(2,816,215)
Less change in non cash unproven mineral rights expensed under U.S. GAAP	-	239,553	(347,551)
Less proceeds on sale of mineral properties	(99,127)	-	-
Add unproven mineral right costs expensed under U.S. GAAP	261,054	1,065,040	3,080,517
Add oil and gas properties under U.S. GAAP	322,802	-	-

Cash applied under U.S. GAAP	$ 1,643,198	$(2,871,903)	$(83,249)

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2009, 2008 and 2007

(stated in Canadian dollars)

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP), (Continued)

Other Differences between Canadian and U.S. GAAP

f)

Stockholders’ Equity

Common Stock

There are no differences between Canadian and U.S. GAAP for the years ended June 30, 2009, 2008 and 2007 or the year ended June 30, 2009 with respect to the disclosure of stock-based compensation.

g)

Loss per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations.  Diluted loss per share is not presented as it is anti-dilutive.

	Years ended June 30,
	2009	2008	2007
	$	$	$

Numerator: Net loss for the year under U.S. GAAP	(1,762,078)	(2,570,669)	(4,957,741)
Denominator: Weighted-average number of shares under
Canadian and U.S. GAAP	29,651,539	29,322,706	21,183,935

Weighted-average number of shares under U.S. GAAP	29,651,539	29,322,706	21,183,935

Basic and fully diluted loss per share under U. S. GAAP	$ (0.06)	$ (0.09)	$ (0.23)

16.

SUBSEQUENT EVENTS

Subsequent to year end, the Company increased its interest in the Bigwave JV from 20% to 22%

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

Registrant

Dated: January 15, 2010	Signed: /s/ David Hottman
David Hottman, President, CEO and Chairman

#