Form 20-F/A
period 2009-06-30
Portal Resources Ltd.
filed 2010-04-14
CIK 1326910

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

Index to Exhibits on Page 73

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

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	6/30/09	6/30/08	6/30/07	6/30/06	6/30/05

Revenue	$0	$0	$0	$0	$0
Interest Income	$65	$161	$106	$33	$3
Net Income (Loss)	($6,366)	($3,288)	($1,877)	($1,094)	($735)
Net Income (Loss) Per Share	($0.21)	($0.11)	($0.09)	($0.08)	($0.08)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	29,652	29,323	21,184	13,868	9,445
Working Capital	$1,494	$3,194	$726	$4,700	$519
Mineral Properties	$0	$4,966	$5,683	$2,602	$1,544
Oil and Gas Properties	$361	$0	$0	$0	$0
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$1,894	$8,238	$6,503	$7,338	$2,105
Total Assets	$1,966	$8,320	$7,007	$7,726	$2,347
US GAAP Net Loss	($1,401)	($2,571)	($4,958)	($2,153)	($1,703)
US GAAP Loss Per Share	($0.05)	($0.09)	($0.23)	($0.16)	($0.18)
US GAAP Wtg. Avg. Shares	29,652	29,323	21,184	13,868	9,445
US GAAP Equity	$1,894	$3,273	$820	$4,735	$561
US GAAP Total Assets	$1,966	$3,354	$1,324	$5,123	$803
US GAAP Mineral Properties	$0	$0	$0	$0	$0

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

US GAAP Reconciliation with Canadian GAAP

Mineral Exploration Costs

Under Canadian GAAP, mineral exploration expenditures can be deferred on exploration projects until such time as it is determined that further exploration is not warranted, at which time the mineral rights costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production.

Under U.S. GAAP, the Company added (expensed) ($226,841) in fiscal 2009, ($728,025) in fiscal 2008, and ($3,080,517) in fiscal 2007.

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

RESTATEMENT OF THE FINANCIAL STATEMENTS

During 2010, the Company undertook a review of its previously issued financial statements for the differences between Canadian and United States Generally Accepted Accounting Principles (see Note 15 of the Financial Statements).  As a result, the following adjustments were made to Note 15:

a)

The Company corrected its accounting treatment for expensing oil and gas properties to be in accordance with Statement of Financial Accounting Standards No. 19 Financial Accounting and Reporting by Oil and Gas Producing Companies (“SFAS 19”).  All references to adjusting the capitalized oil and gas properties to operations have been removed.

b)

The Company has segregated the amounts associated with costs incurred during the current period that are capitalized under Canadian GAAP but expensed for U.S. GAAP, from amounts associated with costs incurred in earlier periods and capitalized under Canadian GAAP which are written off in the current period under Canadian GAAP.

c)

The Company added the proceeds from the sale of unproven mineral rights to Operations as the unproven mineral rights had previously been expensed under U.S. GAAP.

d)

The Company eliminated its reclassification of its cash proceeds on the sale of mineral properties from investing to operating activities as there is no difference from Canadian GAAP.

As a result of the adjustments, Note 15 was restated as follows:

	As previously reported under U.S. GAAP	Adjustment	As restated

Oil and gas properties	$ -	$ 361,437	$ 361,437

Net loss	$ (1,762,078)	$ 361,437	$ (1,400,641)

Deficit	$ (14,032,851)	$ 361,437	$ (13,671,414)

Cash flows - operating activities	$ (1,441,946)	$ 83,444	$ (1,358,502)

Cash flows - investing activities	$ 1,643,198	$ (223,675)	$ 1,419,523

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

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

The Company’s management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to senior management, including Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), by others within those entities on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as June 30, 2009. The Chief Executive Officer and Chief Financial Officer initially concluded that the disclosure controls and procedures as of June 30, 2009, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

However, after the filing of the Form 20-F Annual Report for the fiscal year ended June 30, 2009, it was determined that Company had failed to adequately disclose its Management’s Report on Internal Control over Financial Reporting and filed inadequate certifications of its principal executive officers. Therefore, the discovery of these errors indicates that the Company’s internal controls were not effective for the period ended June 30, 2009. Management and the Board of Directors have now taken steps to insure that the required disclosure is included in all of its required Exchange Act reports. These steps include a review of the current rules regarding Management’s Report on Internal Control Over Financial Reporting and a review of the Commission’s guidance regarding compliance and disclosure in order to ensure that the Company’s reports filed or submitted under the Exchange Act meet all current requirements.

Limitations on the Effectiveness of Controls

The Company's management, including the CEO and CFO, does not expect that our Disclosure Controls or our Internal Controls will prevent all error and all fraud.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Attestation Report of the Registered Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Form 20-F Annual Report.

Changes in Internal Control over Financial Reporting

Other than the issue and remediation discussed above, there were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

There have been no changes in the Company's internal controls over financial reporting during the period covered by this annual report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting with regard to deficiencies or material weaknesses other than the corrective actions to ensure proper disclosure is included in the Company’s filings under the Exchange Act, including the Form 20-F Annual Report.

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

The Company uses the "successful efforts method" of accounting for our oil and gas properties. Under this method, oil and gas lease acquisition costs and intangible drilling costs associated with exploration efforts that result in the discovery of proved reserves and costs associated with development drilling, whether or not successful, are capitalized when incurred. If proved commercial reserves are not discovered, such drilling costs are expensed. In some circumstances, it may be uncertain whether proved commercial reserves have been found when drilling has been completed.  Under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 932, Extractive Activities - Oil and Gas ("ASC 932"), such exploratory well drilling costs may continue to be capitalized if the reserve quantity is sufficient to justify its completion as a producing well and sufficient progress in assessing the reserves and the economic and operating viability of the project is being made. We assess our capitalized exploratory wells pending evaluation periodically to determine whether costs should remain capitalized or should be charged to earnings.

	Years ended
	2009	2008	2007

a) Assets
Unproven Mineral Rights Costs
Unproven mineral rights costs under Canadian GAAP:	$ -	$ 4,965,595	$ 5,683,359
Less unproven mineral rights costs under U.S. GAAP	-	(4,965,595)	(5,683,359)
Unproven mineral rights under U.S. GAAP	$ -	$ -	$ -

b) Operations
Net loss under Canadian GAAP	$ (6,366,236)	$(3,288,433)	$(1,877,224)
Unproven mineral rights costs expensed under U.S. GAAP	(231,056)	(1,065,040)	(3,080,517)
Add impairment of unproven mineral rights expended under U.S. GAAP	4,215	1,782,804	-
Add loss on sale of unproven mineral rights already expended under U.S. GAAP	5,052,205	-	-
Add proceeds on sale of unproven mineral rights	140,231
Net loss under U.S. GAAP	$ (1,400,641)	$(2,570,669)	$(4,957,741)

c) Deficit
Closing deficit under Canadian GAAP	$(13,671,414)	$(7,305,178)	$(4,016,745)
Adjustment to deficit for accumulated unproven mineral rights and
expensed under U.S. GAAP	-	(4,965,595)	(5,683,359)
Closing deficit under U.S. GAAP	$(13,671,414)	$(12,270,773)	$(9,700,104)

d) Cash Flows – Operating Activities
Cash applied to operations under Canadian GAAP	$(1,097,448)	$(1,580,724)	$(1,704,195)
Less unproven mineral rights costs expensed under US GAAP	(231,056)	(1,065,040)	(3,080,517)
Cash applied to operations under U.S. GAAP	$ (1,328,504)	$(2,645,764)	$(4,784,712)

e) Cash Flows – Investing Activities
Cash applied under Canadian GAAP	$ 1,158,469	$(4,176,496)	$(2,816,215)
Add unproven mineral right costs expensed under U.S. GAAP	231,056	1,065,040	3,080,517
Cash applied under U.S. GAAP	$ 1,389,525	$(3,111,456)	$ (264,302)

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

	Years ended June 30,
	2009	2008	2007
	$	$	$

Numerator: Net loss for the year under U.S. GAAP	(1,400.641)	(2,570,669)	(4,957,741)
Denominator: Weighted-average number of shares under
Canadian and U.S. GAAP	29,651,539	29,322,706	21,183,935

Weighted-average number of shares under U.S. GAAP	29,651,539	29,322,706	21,183,935

Basic and fully diluted loss per share under U. S. GAAP	$ (0.05)	$ (0.09)	$ (0.23)

16.

RESTATEMENT OF THE FINANCIAL STATEMENTS

During 2010, the Company undertook a review of its previously issued financial statements for the differences between Canadian and United States Generally Accepted Accounting Principles (see Note 15).  As a result, the following adjustments were made to Note 15:

a)

The Company corrected its accounting treatment for expensing oil and gas properties to be in accordance with Statement of Financial Accounting Standards No. 19 Financial Accounting and Reporting by Oil and Gas Producing Companies (“SFAS 19”).  All references to adjusting the capitalized oil and gas properties to operations have been removed.

b)

The Company has segregated the amounts associated with costs incurred during the current period that are capitalized under Canadian GAAP but expensed for U.S. GAAP, from amounts associated with costs incurred in earlier periods and capitalized under Canadian GAAP which are written off in the current period under Canadian GAAP.

c)

The Company added the proceeds from the sale of unproven mineral rights to Operations as the unproven mineral rights had previously been expensed under U.S. GAAP.

d)

The Company eliminated its reclassification of its cash proceeds on the sale of mineral properties from investing to operating activities as there is no difference from Canadian GAAP.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2009, 2008 and 2007

(stated in Canadian dollars)

16.

RESTATEMENT OF THE FINANCIAL STATEMENTS, (Continued)

As a result of the adjustments, Note 15 was restated as follows:

	As previously reported under U.S. GAAP	Adjustment	As restated

Oil and gas properties	$ -	$ 361,437	$ 361,437

Net loss	$ (1,762,078)	$ 361,437	$ (1,400,641)

Deficit	$ (14,032,851)	$ 361,437	$ (13,671,414)

Cash flows - operating activities	$ (1,441,946)	$ 113,442	$ (1,328,504)

Cash flows - investing activities	$ 1,643,198	$ (253,673)	$ 1,389,525

17.

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

Portal Resources Ltd.

Registrant

Dated: April 12, 2010	Signed: /s/ David Hottman
David Hottman, President, CEO and Chairman

#