Form 20-F/A
period 2009-06-30
Portal Resources Ltd.
filed 2010-04-27
CIK 1326910

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

Amendment #2

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

Yes ___    No  _X_ N/A __

Index to Exhibits on Page 73

Explanatory Note

This Amendment on Form 20-F/A Amendment No. 2 for the fiscal year ended December 31, 2009 has been amended as follows:

•

We have revised Item 15 “Controls and Procedures”, including the sections “Disclosure Controls and Procedures” and “Management’s Annual Report on Internal Control over Financial Reporting” to improve the disclosure regarding Management’s evaluations and effectiveness of the Company’s internal controls over financial reporting;

•

Revised Note 15 to the Financial Statements, “Differences Between Canadian and United States Generally Accepted Accounting Principles”, including the US GAAP Cash Flow Statement, and Note 16, “Restatement of the Financial Statements”;

•

Included a revised Audit Report of De Visser Gray LLP;

•

Revised our Exhibits 12.1 and 12.2, Certifications of the CEO and CFO.

Except for the matters described above, this amendment does not modify or update the disclosure contained in the 20-F Annual Report in any way other than the revisions discussed above and reflected below. Accordingly, this Amendment should be read in conjunction with the 20-F Annual Report filed on January 19, 2010 and our reports filed with the SEC subsequent to the filing of the Form 20-F.

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

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f))  to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with GAAP.  The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.  Management reviewed the results of their assessment with the Company’s Audit Committee.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2009.

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

 “De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

October 19, 2009, except as to Note 15 and 16 which is as at April 20, 2010

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

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

October 19, 2009, except as to Note 15 and 16 which is as at April 20, 2010

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

	Years ended
	2009	2008	2007

a) Assets
Unproven Mineral Rights Costs
Unproven mineral rights costs under Canadian GAAP:	$ -	$ 4,965,595	$ 5,683,359
Less unproven mineral rights costs under U.S. GAAP	-	(4,965,595)	(5,683,359)
Unproven mineral rights under U.S. GAAP	$ -	$ -	$ -

b) Operations
Net loss under Canadian GAAP	$ (6,366,236)	$(3,288,433)	$(1,877,224)
Unproven mineral rights costs expensed under U.S. GAAP	(231,056)	(1,065,040)	(3,080,517)
Add impairment of unproven mineral rights expensed under U.S. GAAP	4,215	1,782,804	-
Add loss on sale of unproven mineral rights already expensed under U.S. GAAP	5,052,205	-	-
Add proceeds on sale of unproven mineral rights	140,231
Net loss under U.S. GAAP	$ (1,400,641)	$(2,570,669)	$(4,957,741)

c) Deficit
Closing deficit under Canadian GAAP	$(13,671,414)	$(7,305,178)	$(4,016,745)
Adjustment to deficit for accumulated unproven mineral rights and
expensed under U.S. GAAP	-	(4,965,595)	(5,683,359)
Closing deficit under U.S. GAAP	$(13,671,414)	$(12,270,773)	$(9,700,104)

d) Cash Flows – Operating Activities
Cash applied to operations under Canadian GAAP	$(1,097,448)	$(1,580,724)	$(1,704,195)
Less expenditures of unproven mineral rights under US GAAP	(261,054)	(1,304,593)	(2,732,966)
Cash applied to operations under U.S. GAAP	$ (1,358,502)	$(2,885,317)	$(4,437,161)

e) Cash Flows – Investing Activities
Cash applied under Canadian GAAP	$ 1,158,469	$(4,176,496)	$(2,816,215)
Add expenditures of unproven mineral rights under U.S. GAAP	261,054	1,304,593	2,732,966
Cash applied under U.S. GAAP	$ 1,419,523	$(2,871,903)	$ (83,249)

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

Portal Resources Ltd.

Registrant

Dated: April 23, 2010	Signed: /s/ David Hottman
David Hottman, President, CEO and Chairman

#