Form 20-F
period 2010-06-30
Portal Resources Ltd.
filed 2010-12-30
CIK 1326910

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[     ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2010

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.                                           30,151,539 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Index to Exhibits on Page 68

Portal Resources Ltd.

Form 20-F Annual Report

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares	Acres	2.471
Meters	Feet (ft.)	3.281
Kilometers (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1

Company Officers and Directors

Name	Position	Business Address
David N. Hottman	President, CEO and Chairman	Suite 750 – 625 Howe Street Vancouver, B.C. V6C 2T6
Barry J. Reid	COO and Director	#35 West Terrace Drive Cochrane, AB T4C 1R5
Mark T. Brown	CFO and Director	325 Howe Street Suite 410 Vancouver, B.C. V6C 1Z7
John M. MacRae	Director	#8606 Sentinel Place, Sidney, B.C. V8L 4Z7
Gary D. Nordin	Director	Suite 750 - 625 Howe Street Vancouver, B.C. V6C 2T6
Frank Wheatley	Director	5168 Redonda Drive North Vancouver, B.C. V7R 3K3

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

SELECTED FINANCIAL DATA

The selected financial data of the Company for the Years Ended June 30, 2010, 2009, and 2008 were derived from the financial statements of the Company which have been audited by DeVisser Gray, Chartered Accountants, as indicated in its audit reports which are included elsewhere in this Annual Report. The financial data for the years ended June 30, 2007 and June 30, 2006 has also been derived from the financial statements of the Company as audited by DeVisser Gray, although the financial statements and audit report are not included in this Annual Report.

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

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	6/30/10	6/30/09	6/30/08	6/30/07	6/30/06

Revenue	$0	$0	$0	$0	$0
Interest Income	$6	$65	$161	$106	$33
Net Income (Loss)	($1,145)	($6,366)	($3,288)	($1,877)	($1,094)
Net Income (Loss) Per Share	($0.04)	($0.21)	($0.11)	($0.09)	($0.08)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	29,760	29,652	29,323	21,184	13,868
Working Capital	$464	$1,494	$3,194	$726	$4,700
Mineral Properties	$0	$0	$4,966	$5,683	$2,602
Oil and Gas Properties	$572	$361	$0	$0	$0
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$1,058	$1,894	$8,238	$6,503	$7,338
Total Assets	$1,102	$1,966	$8,320	$7,007	$7,726

US GAAP Net Loss	($1,146)	($1,401)	($2,571)	($4,958)	($2,153)
US GAAP Loss Per Share	($0.04)	($0.05)	($0.09)	($0.23)	($0.16)
US GAAP Wtg. Avg. Shares	29,760	29,652	29,323	21,184	13,868
US GAAP Equity	$1,058	$1,894	$3,273	$820	$4,735
US GAAP Total Assets	$1,102	$1,966	$3,354	$1,324	$5,123
US GAAP Mineral Properties	$0	$0	$0	$0	$0

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

Table No. 3

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/09	$1.14	$1.30	$1.03	$1.05
Year Ended 12/31/08	$1.08	$1.30	$0.97	$1.22
Year Ended 12/31/07	$1.07	$1.19	$0.92	$0.99
Year Ended 12/31/06	$1.13	$1.17	$1.10	$1.17
Year Ended 12/31/05	$1.21	$1.27	$1.16	$1.17

Three Months Ended 9/30/10	$1.04	$1.06	$1.02	$1.03
Three Months Ended 6/30/10	$1.04	$1.08	$1.00	$1.06
Three Months Ended 3/31/10	$1.05	$1.07	$1.01	$1.02
Three Months Ended 12/31/09	$1.06	$1.08	$1.03	$1.05
Three Months Ended 9/30/09	$1.08	$1.17	$1.06	$1.07
Three Months Ended 6/30/09	$1.15	$1.26	$1.08	$1.16
Three Months Ended 3/31/09	$1.27	$1.30	$1.18	$1.26
Three Months Ended 12/31/08	$1.23	$1.30	$1.06	$1.22
Three Months Ended 9/30/08	$1.05	$1.08	$1.00	$1.06
Three Months Ended 6/30/08	$1.01	$1.03	$0.98	$1.02
Three Months Ended 3/31/08	$1.00	$1.03	$0.97	$1.03
Three Months Ended 12/31/07	$0.98	$1.02	$0.92	$0.99

November 2010		$1.03	$1.00	$1.03
October 2010		$1.03	$1.00	$1.02
September 2010		$1.05	$1.02	$1.03
August 2010		$1.06	$1.02	$1.06
July 2010		$1.06	$1.02	$1.03
June 2010		$1.06	$1.02	$1.06

The exchange rate was $1.03 on November 30, 2010.

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

Risks Relating to the Financing of the Company

The Company’s Auditors Have Expressed a “Going Concern” Opinion:

The Company’s auditor has included a “going concern” opinion in its audit report to Portal’s consolidated financial statements for the fiscal year ended June 30, 2010. The qualification was included as a result of the Company not yet achieving profitable operations, its accumulated net losses, limited ability to access financing through equity markets due to current economic conditions, and significant uncertainty as to the Company’s ability to fund ongoing operations. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

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

The authorized share capital of the Company consists of 100,000,000 common shares and 100,000,000 preferred shares. As of June 30, 2010, the end of the most recent fiscal year, there were 30,151,539 common shares and no preferred shares issued and outstanding.

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

In November 2008, the Company signed a joint-venture agreement to participate in the exploration, exploitation and production of petroleum and natural gas from lands located in Central Alberta, Canada. Under the original Bigwave Joint Venture agreement, the Company agreed to participate for a 15% interest and agreed to pay a 5.5% Gross Over Riding Royalty (“GORR”) on all products produced from certain geological formations. The Company later modified the agreement in December 2008 to a 20% interest. In January  2009 the Company signed the Participation Agreement where the Company agreed to pay 100% of the Company’s cost per Drill Spacing Unit to earn 100% of their interest until pay-out and then after pay-out to drop to 70% interest per Drill Space Unit. In April 2010, the Company agreed to purchase the Participation Agreement to increase its interest to 22% in the 10,720 acres of the JV for a total of C$5,000 cash and the issuance of 500,000 common shares. In August 2010, the Company acquired an additional 6.5% interest in the Bigwave JV (for a total interest of 28.5%) by granting the seller a non-convertible gross overriding royalty ("GORR") of 5%-15% on all future oil production and a 15% GORR on all future gas production on the acquired 6.5% working interest.

In March 2009, the Company entered into the Manito JV agreement to participate a 33.3% interest in the exploration, exploitation and production of petroleum and natural gas from an area of interest in central Alberta, Canada. The Company agreed to pay a 5.5% GORR on all products produced from certain geological formations. To date, the Manito JV has acquired one section of land through Alberta Crown Sale.

In May 2010, the Company acquired a 100% interest in two parcels of land totaling 560 acres through Alberta Crown Land Sale. The two parcels lie within the Esther Field, and the primary target is Bakken oil using horizontal drilling.

In September 2010 the Company entered into a binding Farm-in Agreement Term Sheet with all the Bigwave JV partners. Under the Agreement, Portal can increase its working interest to 64.25% in two sections (out of a total of 17.75 sections) of land totaling two square miles held by the JV by undertaking, at its sole expense, completion operations within the horizontal leg of the first exploration well drilled on the property. The Agreement also provides the Company the opportunity to drill additional wells, at the its sole expense, on the remaining 15.75 sections of land held by the JV, on a rolling option basis. All option wells drilled and completed (one well per section) will increase the Company's working interest up to 71.40% in each of the drilled sections to the deepest formation drilled in that section. The Agreement further provides Portal with the right, at its sole expense within 180 days from the commencement of “completion operations” within the horizontal leg of the first exploration well drilled on the property, to select certain lands (the “Selection Period”) of interest out of the JV's land the Company considers to have deeper hydrocarbon potential. The Company will have the option, within 90 days of the Selection Period to commit to the drilling of a test well on the identified target lands. The drilling and completion operations of the deep test well will increase Portal's working interest in the drilled section of land from the existing 28.5% working interest in the drilled section to a potential maximum of 78.55% working interest. Additional test wells can be drilled on a rolling option basis in order to earn additional working interest in the remaining unearned lands.

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

Alberta has adjusted its oil and gas royalty rates several times since 2009. Overall royalty rates on oil and gas production in the Province of Alberta were increased in 2009, although changes were also made to rate caps and the price and volume sensitive rates for less productive wells. In March 2009, the Alberta Government announced further changes to the Provincial royalty structure. In order to stimulate new oil and gas drilling in the Province during the period of low commodity prices, the Province introduced temporary lower royalty rates on new conventional oil and gas wells. The new structure dropped royalties on new wells to 5% or less for a year on the first 50,000 barrels of oil or 500 million cubic feet of natural gas. and drilling royalty credits are given to smaller companies. Beginning January 1, 2011, new royalty rates go into effect, which lowers the maximum royalties on natural gas production to 36% from 50%, and on conventional oil to 40% from 50%.

OIL AND GAS PROPERTIES

The Company currently has participation interests in 3 oil and gas exploration ventures located in Alberta, Canada. The individual projects are described below.

Bigwave Joint Venture

The Bigwave JV is located in central Alberta, Canada. The Company currently has a 28.5% participation interest in 11,360 acres in the project, with a binding Farm-In Agreement which gives the Company the right to increase its working interest up to 78.55% in certain sections of land held by the JV.

Acquisition Details

Under an agreement dated November 1, 2008 between the Company, Bigwave Exploration Inc. (“Bigwave”), Bigwave Exploration 2008 Limited Partnership, Lochfayne Resources Ltd., Genesis Production and Resources Ind, Ran Energy Ltd, Larimide Oil and Gas Ltd., Owlco Resources Ltd. and Discovery Resource Corp., the Company agreed to a 15% participation interest in the exploration, exploitation, and production of petroleum and natural gas relating to lands in Central Alberta, Canada known as the “Bigwave Joint-Venture”. Each Joint-Venture partner agrees to pay its participating interest percentage of costs and expenses, with Bigwave as Operator and Manager. The agreement covers an Area of Interest of 100 square miles under which the Operator may bid for or purchase additional lands on behalf of the JV that are prospective for petroleum and natural gas under the same geological type. Within the Area of Interest, the Company has agreed to pay a 5.5% Gross Over Riding Royalty (“GORR”) on all products produced from certain geological formations. In December 2008, the agreement was modified to allow the Company to participate to a 20% interest, and in August 2009 the Company increased its interest in the Joint-Venture to 22%.

In January 2009, the Company signed an additional participation agreement (the “Participation Agreement”) with certain other participants in the Bigwave Joint-Venture. Under the Participation Agreement, Portal agreeing to pay 100% of the other participant’s cost per Drill Spacing Unit to earn 100 % of their interest until pay-out and then after pay-out to drop to 70% interest per Drill Spacing Unit. In April 2010, Portal agreed to purchase the Participation Agreement for $5,000 cash and 500,000 Portal common shares.

In September 2010, the Company acquired an additional 6.5% interest in the JV from Lochfayne Resources Ltd., which increased the Company’s interest in the Bigwave JV to 28.5%. In return for Lochfayne’s 6.5% interest, the Company granted Lochfayne a non-convertible gross overriding royalty in the acquired 6.5% interest of 5-15% on all future oil production, and 15% on all future gas production. Portal also assumes all of Lochfayne’s future obligations under the Bigwave JV agreement.

The Company also announced in September 2010 that it had entered into a binding Farm-in Agreement Term Sheet with all the Bigwave JV partners. Under the Agreement, Portal can increase its working interest to 64.25% in two sections (out of a total of 17.75 sections) of land held by the JV by undertaking, at its sole expense, completion operations within the horizontal leg of the first exploration well drilled on the property. The Agreement also provides the Company the opportunity to drill additional wells, at the its sole expense, on the remaining 15.75 sections of land held by the JV, on a rolling option basis. All option wells drilled and completed (one well per section) will increase the Company's working interest up to 71.40% in each of the drilled sections to the deepest formation drilled in that section. The Agreement further provides Portal with the right, at its sole expense within 180 days from the commencement of “completion operations” within the horizontal leg of the first exploration well drilled on the property, to select certain lands (the “Selection Period”) of interest out of the JV's land the Company considers to have deeper hydrocarbon potential. The Company will have the option, within 90 days of the Selection Period to commit to the drilling of a test well on the identified target lands. The drilling and completion operations of the deep test well will increase Portal's working interest in the drilled section of land from the existing 28.5% working interest in the drilled section to a potential maximum of 78.55% working interest. Additional test wells can be drilled on a rolling option basis in order to earn additional working interest in the remaining unearned lands.

Property Description

The Bigwave JV covers a source oil sand-shale sequence which covers several potential reservoirs in a Bakken Formation type play. The JV leases currently cover 11,360 acres, and primary target light oil utilizing horizontal drilling and multi-stage hydraulic fracture stimulation. The first well commenced drilling in August 2009 and in October 2009 the Company announced that drilling was completed. The rock in the prospective formation is less porous than originally anticipated and will require fracture stimulation in order to test the well’s productive capacity. Under the Farm-in Agreement Term Sheet as outlined above, the Company can increase its working interest in two sections of land to 64.25% by undertaking, at Portal’s sole expense, the completion operations of the horizontal leg of this first well. Currently, operations of the project are conducted by Bigwave Exploration. However, when the Company completes the Farm-In Agreement with the other JV partners, management anticipates that Portal will assume operation of the project.

During Fiscal 2010, the Company contributed $210,495 (Fiscal 2009 - $343,437) to the Joint-Venture. During the first quarter of Fiscal 2011 ended September 30, 2010, the Company contributed an additional $15,000 to the JV.

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

During Fiscal 2010, the Company contributed no funds (Fiscal 2009 - $18,000) to the Joint-Venture. During the First Quarter of Fiscal 2011 ended September 30, 2010, no additional funds were contributed by the Company.

Border Play

In May 2010, the Company acquired a 100% interest in two parcels of land totaling 560 acres through Alberta Crown Land Sale which was held on April 7, 2010. The two parcels lie within the Esther Field located in eastern Alberta in the Bakken Sandstone. The primary exploration target is Bakken oil offsetting currently producing light oil wells (held by non-related third parties) using horizontal drilling.

Mineral Properties

The Company currently has no operations in the mineral exploration sector as it disposed of all of its mineral exploration property interests during Fiscal 2009. In June 2009, the company announced that it had initiated a project search for new gold and silver projects in Mexico by opening an administrative office in Hermosillo, Mexico. Portal has since closed that office without acquiring an interest in any mineral projects as management has focused its current efforts and funds on the oil and gas sector in Alberta.

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

Disposal of Project Interest

During Fiscal 2009, the Company reassessed the potential of the project as well as the agreement with Pacific Bay and determined that the potential did not justify further work. Portal renounced the mining rights under the project, and wrote-off the capitalized project expenditures of $679,483.

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

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 15 to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.03 on November 30, 2010.

The Company has since inception financed its activities through the issuance of equity.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as all of the Company’s properties are at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

Results of Operations

Year Ended 6/30/10 vs. Year Ended 6/30/09

During the year, the Company increased its interest in the Bigwave JV to 22%, which was subsequently increased after the year-end to 28.5%.

The net loss for the year was ($1,145,548), or ($0.04) per share, compared to the net loss of ($6,366,236), or ($0.21) per share, in the year ended June 30, 2009. The lower net loss was primarily due to a higher loss on sale of mineral properties during Fiscal 2009, as well as reduced expenses during Fiscal 2010.

The loss of the sale of mineral properties in Fiscal 2009 totaled ($5,052,205) as the Company sold its subsidiary which held its Argentina property interests and sold its interests in the Nevada properties. There were no property write offs in Fiscal 2010. General and Administrative expenses decreased to ($1,127,317) from ($1,394,172). Large changes in expenses occurred in Salaries and Benefits, which declined to ($234,187) from ($533,915) due to decreased staffing levels as well as a non-recurring $150,000 compensation package paid to an officer and director in fiscal 2009; Consulting and Management Fees, which fell to ($96,901) from ($130,738) due to consulting services on the Company’s Argentina projects which ended with the sale of the properties; Accounting and Audit, which declined to ($27,210) from ($62,116), Legal, which declined to ($34,623) from ($74.420), Travel, which declined to ($26,332) from ($70,775), and Office and Miscellaneous, which fell to ($94,202) from ($137,482), all were lower in Fiscal 2010 due to the sale of the Company’s mineral properties. Rent expense declined to ($90,035) from ($101,395) due to an increase of recovery changes from other companies which sub-leased office space from the Company. Increases in expense items occurred in Project Investigation, which rose to ($158,152) from ($67,119) as the Company increased its efforts in finding new project opportunities; Foreign Exchange, which rose to ($9,905) from a gain of $624 due to unfavorable exchange rates during fiscal 2010; and Stock-based Compensation, which increased to ($219,842) from ($21,811) as the Company granted options to its officers, directors, employees and consultants in fiscal 2010.

Interest Income fell to $5,554 from $65,418 due to lower cash balances and lower rates of return on cash and cash equivalents. The Company also had a Gain on the Sale of Equipment of $1,509, and the Unrealized Loss on Marketable Securities of ($25,294) related to the decrease in market value of the Company’s 150,000 common shares of Pengram Corporation received from the sale of its Nevada mineral exploration properties.

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

Liquidity and Capital Resources

The Company’s working capital position at June 30, 2010 was $464,427, including cash of $137,609 and short term investments of $275,222. At the close of the most recent fiscal period ended September 30, 2010, the Company’s working capital position was $262,868, including cash and cash equivalents of $177,629 and short term investments of $74,603. The current working capital is sufficient to meet its contractual obligations, but the Company will require additional funds to meet its anticipated exploration expenditures of approximately $1,000,000 in Fiscal 2011.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years.

Table No. 4

Common Share Issuances

Fiscal Year Ended June 30	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2006	Private Placement	6,755,000	$0.50	$ 3,377,500
	Private Placement	2,635,000	$1.05	$ 2,766,750
	Exercise of Options	166,400	Various	$ 55,954
	Exercise of Warrants	384,471	$0.90	$ 346,024

2007	Acquisition of Resource Property	100,000	$0.78	$ 78,000
	Exercise of Warrants	759,000	Various	$ 569,250
	Exercise of Options	12,500	Various	$ 8,300

2008	Private Placement	7,887,000	$0.65	$ 5,126,550
	Exercise of Options	5,000	$0.52	$ 2,600

2009	None

2010	Purchase of Oil & Gas Interest	500,000	$0.18	$ 90,000

Fiscal Year Ended 6/30/2010

At the end of the fiscal year, the Company’s working capital was $464,427 compared to $1,493,622 as of June 30, 2009. During the year, Operating Activities used cash of ($936,712), which included the net loss for the year of ($1,145,548). Items not involving cash included Stock-based Compensation of $219,842, Amortization of $14,370, and Unrealized Loss on Marketable Securities of $25,294. The Company also recorded a Gain on Sale of Equipment of ($1,509). Changes in non-cash working capital included an increase in Amounts Receivable of ($59,485), a decrease in Prepaid Expenses of $364, and an increase in Accounts Payable and Accrued Liabilities of $9,960. Investing Activities provided cash of $825,749, with the largest component consisting of cash provided by the sale of Short-term Investments of $980,734. Proceeds from the sale of Equipment provided cash of $5,000, while the Purchase of Equipment used cash of ($855), and Expenditures on Oil and Gas Properties used cash of ($159,130). There were no Financing Activities during the Fiscal Year. A total of 500,000 common shares were issued at a deemed price of $0.18 pursuant to the acquisition of oil & gas interests.

Cash and cash equivalents and short-term investments totaled $137,609 at June 30, 2010, compared to $248,572 at June 30, 2009, a decrease of ($110,963).

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

Under U.S. GAAP, the Company added (expensed) $Nil in fiscal 2010, ($226,841) in fiscal 2009, and ($728,025) in fiscal 2008.

Oil and Gas Properties

The company uses “successful efforts method” of accounting for our oil and gas properties. Under this method, oil and gas lease acquisition costs and intangible drilling costs associated with exploration efforts that result in the discovery of proved reserves and costs associated with development drilling, whether or not successful, are capitalized when incurred. If proved commercial reserves are not discovered, such drilling costs are expensed. In some circumstances, it may be uncertain whether proved commercial reserves have been found when drilling has been completed. Under Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 932, Extractive Activities – Oil and Gas (“ASC 932”), such exploratory well drilling costs may continue to be capitalized if the reserve quantity is sufficient to justify its completion as a producing well and sufficient progress in assessing the reserves and economic and operating viability of the project is being made. We assess our capitalized exploratory wells pending evaluation periodically to determine whether costs should remain capitalized or should be charged to earnings.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as noted in Note 15 to the financial statements.  The value of the Canadian Dollar in relationship to the US Dollar was $1.03 on November 30, 2010.

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

Table No. 5

Contractual Obligations

As of June 30, 2010

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating Lease Commitments	$250,867	$90,709	$160,158	Nil	Nil

The Company’s Operating Lease Commitment is an obligation under a lease for corporate offices in Vancouver that is in effect until February 28, 2013.

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of November 30, 2010 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are residents of Canada and are citizens of Canada except for David Hottman, who is a citizen of the United States. The anticipated date of expiry of the current term for directors will be the 2010 Annual General Meeting, which is scheduled to be held on December 17, 2010.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Mark T. Brown (1)	42	August 14, 2000
David Hottman (2)	49	August 14, 2000
John M. MacRae	61	September 9, 2010
Gary D. Nordin (2)	63	May 26, 2010
Barry J. Reid	47	September 9, 2010
Frank Wheatley (1) (2)	42	May 4, 2004

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

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as first adopted at the Company’s Annual and Extraordinary General Meeting held on December 1, 2005, and as detailed in the Management Information Circular dated November 12, 2010.  Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 7 lists, as of November 30, 2010, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada except for David Hottman, who is a citizen of the United States.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
David Hottman	President and CEO	49	August 1, 2008
Barry J. Reid	Chief Operating Officer	47	September 9, 2010
Mark T. Brown	CFO and Corporate Secretary	42	February 29, 2008

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

Barry J. Reid is a graduate of the University of Alberta and is accomplished mechanical engineer with 25 years of oil and gas experience in Western Canada. His work has covered all aspects of the oil and gas business from corporate start ups, project evaluations and acquisitions through design and implementation, to the management and optimization of production projects. Most recently he has successfully built and sold two of his own private E&P companies, and has also been self-employed as a Geological Consultant since 2002. During his career Mr. Reid has held positions with Husky Energy/Renaissance Energy and Dome Petroleum among others. As a Senior Exploitation Engineer with Husky Energy Mr. Reid's responsibilities included pool development, optimization and an ongoing review of new techniques for horizontal drilling, water shut-offs, stimulations and re-completions. Mr. Reid devotes approximately 75% of his time to the Company’s affairs.

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He also is a former and current officer and director of other public companies. His current officer and directorships include: Chief Financial Officer of Almaden Minerals Ltd., a resource exploration company traded on the TSX and the NYSE Amex; a Director of Animas Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; a Director of Avrupa Minerals Ltd. (formerly Everclear Capital Ltd.), a resource exploration company traded on the TSX Venture Exchange; Chief Executive Officer and a Director of Fox Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer of Pitchstone Exploration Ltd., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer and Director of Rare Element Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer of Rye Patch Gold Corp., a mineral exploration company traded on the TSX Venture Exchange;  a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange; Director of Sutter Gold Mining Inc., a mineral exploration company traded on the TSX Venture Exchange; and Chief Financial Officer of Tarsis Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; Mr. Brown devotes approximately 10% of his time to Company affairs.

John M. MacRae is an accomplished petroleum geologist with over 40 years of experience in Canada's oil and gas industry. He has extensive experience evaluating the geology and undiscovered petroleum and natural gas potential of the Western Canada Sedimentary Basin, as well as all British Columbia onshore and offshore sedimentary basins. Mr. MacRae's past experience includes positions of increasing responsibility with the Province of British Columbia Ministry of Energy & Mines, serving as Director of Petroleum Geology (1988-1998), Section Head Reservoir Geology (1986-1988), and Reservoir Geologist (1982-1986). Since 2000, he has a private consulting company which provides advisory services to Canadian oil and gas companies. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Society of Petroleum Geologists, and past President of the Geological Association of Canada, Pacific Section. Mr. MacRae devotes approximately 75% of his time to the Company’s affairs.

Gary Nordin is a geologist with 40 years of experience in exploration and development of gold and metals deposits. He holds a B.Sc. in Geology (Honors) from the University of Alberta. He is a founder and former Director and Vice President Exploration of Bema Gold Corporation from 1982 to 1989, and from 1990 to 2001 he was a founder and Director and Vice President Exploration of Eldorado Gold Corporation where he was responsible for property evaluation as well as exploration and development of the company’s gold projects and mines. Since 1989, he has been President of Discovery Resource Corp, a private mineral exploration company, and served as a Director and Vice-President of Portal from 2004 until September 2009. He also currently serves as a Director of Canasil Resources, a mineral exploration company traded on the TSX Venture Exchange. He devotes approximately 15% of his time to the Company’s affairs.

Frank Wheatley is an attorney who holds Bachelor of Commerce and Bachelor of Laws degrees from the University of British Columbia. He has 21 years of experience as a director, senior officer and legal counsel to a number of public mining and mineral exploration companies. He was in private legal practice from 1985 until 1996 when he became Vice-President, Legal Affairs with Eldorado Gold Corporation.  Since 1999 Mr. Wheatley has been and is currently Vice-President and General Counsel of Gabriel Resources Ltd., a gold development company developing a gold project in Romania which is traded on the TSX Exchange. Mr. Wheatley is also currently a a Director and Corporate Secretary of Lithic Resources, a mineral exploration company traded on the TSX Venture Exchange, and a Director of Talison Lithium Limited, a lithium producer traded on the TSX Exchange. Mr. Wheatley devotes approximately 5% of his time to the Company’s affairs.

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

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Directors Fees	Options Granted	Other Compensation
David Hottman, President and CEO (from 8/1/2008) Chairman & Director (1)	2010 2009 2008	$ 120,000 $ 113,583 $ 43,000	Nil Nil Nil	Nil 528,600 Nil	$ 4.745 $ 4,130 Nil

Bruce Winfield, President and CEO (to 8/1/08) and former Director (1)(2)	2010 2009 2008	Nil $ 18,992 $ 150,000	Nil $ 7,500 Nil	Nil 150,000 Nil	Nil $ 152,162 Nil

Mark T. Brown, CFO (from 2/29/08) and Director (3)	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil 228,600 Nil	$ 11,195 $ 9,707 $ 5,674

Alexander Boronowski, Former VP, Exploration	2008	$116,700	Nil	Nil	Nil

Gary Nordin, Director (4)	2010 2009 2008	Nil Nil $ 6,000	$ 2,000 $ 6,000 Nil	Nil 375,000 Nil	$ 5,040 Nil Nil

Frank Wheatley, Director	2010 2009 2008	Nil Nil Nil	$ 9,167 $ 6,000 Nil	Nil 200,000 Nil	Nil Nil Nil

Christine West, Former CFO and Corporate Secretary	2008	Nil	Nil	Nil	Nil

Joe Tai, Former Director	2010 2009	Nil Nil	$ 8,000 $ 2,000	50,000 200,000	Nil Nil

Winnie Wong, Former Director	2010	Nil	$ 4,667	50,000	Nil

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

(4)

Gary Nordin’s “Other Compensation” is consulting fees paid to Discovery Resource, a private company owned by Mr. Nordin.

No funds were set aside or accrued by the Company during Fiscal 2010 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

The Corporate Governance Committee currently consists of directors Mark T. Brown and Frank Wheatley.

Audit Committee

At the Company’s Annual and Extraordinary General Meeting held on December 1, 2005, shareholders approved a revised Audit Committee Charter. The Audit Committee currently consists of David Hottman, Gary Nordin, and Frank Wheatley.

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

Staffing

The Company currently has 1 employee and 3 executive officers. The employee is an accountant located in Vancouver.

During fiscal 2010, 2009 and 2008, the Company shared office space with other exploration and development stage companies, some of which have officers/directors in common with Portal. Portal charges these companies for Rent, Human Resources, and Office Expenses. In fiscal 2010, the companies were Canasil Resources Inc., Nanika Resources Inc., Changyu MedTech Ltd., Discovery Resource Corp., and Galileo Minerals Ltd. , and these charges totaled $67,596 (fiscal 2009 - $69,366; fiscal 2008 - $93,699).

Mineral Exploration has been conducted by employees, as well as outside contractors under the supervision of Company personnel. Oil and Gas exploration is currently conducted by the Company’s joint-venture partners as operator. However, when the Company completes the Farm-In Agreement with the other Bigwave JV partners, management anticipates that Portal will assume operation of the project.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 9 lists, as of November 30, 2010, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	David Hottman (1)	1,607,500	5.17%
Common	Mark T. Brown (2)	447,500	1.46%
Common	John M. MacRae (3)	50,000	0.16%
Common	Gary Nordin (4)	834,000	2.71%
Common	Barry Reid (5)	150,000	0.49%
Common	Frank Wheatley (6)	372,700	1.21%

	Total Directors/Officers	3,461,700	10.70%

(1)

Of these shares, 753,600 represent exercisable share purchase options.

(2)

Of these shares, 50,000 are owned in Spartacus Management Inc., a private company which is beneficially owned by Mark T. Brown; 27,500 are owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown; and 370,000 represent exercisable share purchase options.

(3)

Of these shares, 50,000 represent exercisable share purchase options. An additional 150,000 share purchase options have been granted but are not yet vested.

(4)

Of these shares, 100,000 shares are owned by Discovery Resource Corporation, a private company owned by Gary Nordin, and 375,000 represent exercisable share purchase options.

(5)

Of these shares, 125,000 represent exercisable share purchase options. An additional 275,000 share purchase options have been granted but not yet vested.

(6)

Of these shares, 325,000 represent exercisable share purchase options.

Based upon 30,351,539 shares outstanding as of November 30, 2010, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 13, “Stock Options Outstanding” below.

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

On October 31, 2010 the shareholders' list for the Company's common shares showed 22 registered shareholders, including depositories, and 30,351,539 shares issued and outstanding. Of the total registered non-depository shareholders, 7 are resident in Canada holding 28,374,374 common shares, or 93.5% of the total issued and outstanding; 10 shareholders are resident in the United States holding 1,675,000 common shares, or 5.5% of the issued and outstanding, and 5 shareholders are resident in other nations, holding 302,165 common shares, or 1.0% of the issued and outstanding.

The Company is aware of two persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of November 30, 2010, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Pinetree Resource Partnership	3,525,500	11.62%
Common	David Hottman (1)	1,607,500	5.17%

(1)

Of these shares, 753,600 represent exercisable share purchase options.

Based upon 30,351,539 shares outstanding as of November 30, 2010, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 13, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

During Fiscal 2010, the Company received $57,861 (2009 - $18,832; 2008 - $27,060) from Galileo Minerals Ltd, a private mineral exploration company with David Hottman as directors in common, for administrative expenses and expenses reinbursements.

During Fiscal 2010, the Company received $8,685 (2009 - $42,374; 2008 - $35,939) from Canasil Resources Inc., a public mineral exploration company with Gary Nordin as Director in common, for rent, parking, and office expenses.

During Fiscal 2010, the Company received $1,050 (2009 - $3,124; 2008 - $Nil) from Discovery Resource Corp., a private mineral exploration company with Gary Nordin as Director in common, for rent expense. The Company also paid $5,040 (2009 - $Nil; 2008 - $Nil) to Discovery Resource for consulting services.

During Fiscal 2010, the Company received $Nil (2009 - $Nil; 2008 - $27,095) from Mexico Pacific Gold, a private mineral exploration company with David Hottman and Gary Nordin as Directors in common, for rent, human resources, and office expenses.

During Fiscal 2010, the Company paid Pacific Opportunity Capital, a private company with Mark T. Brown as an officer and director in common, an aggregate of $11,755 (2009 - $9,707; 2008 - $5,674) for fees and expense reimbursements.

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

Change to International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Institute of Chartered Accountants ("CICA") announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition date of July 1, 2011 will require the restatement for comparative purposes, amounts reported by the Company for the year ended June 30, 2012, for which the current and comparative information will be prepared under IFRS. Under the rules issued by the Securities and Exchange Commission, registrants are allowed to file their financial statements prepared under IFRS.

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

A detailed assessment of the impact of adopting IFRS on the Company’s consolidated financial statements, accounting policies, information technology and data systems, internal controls over financial reporting, disclosure controls and procedures, and the various covenants and capital requirements and business activities has not been completed. The impact on such elements will depend on the particular circumstances prevailing at the adoption date and the IFRS accounting policy choices made by the Company. The Company has not completed its quantification of the effects of adopting IFRS. The financial performance and financial position as disclosed in the Company's Canadian GAAP financial statements and its US GAAP reconciliation as filed with the SEC may be significantly different when presented in accordance with IFRS.

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

Item 9.  Offer and Listing of Securities

As of June 30, 2010 the authorized capital of the Company consisted of 100,000,000 Common Shares without par value and 100,000,000 Preferred Shares without par value.  There were 30,151,539 Common Shares and no Preferred Shares issued and outstanding as of June 30, 2010 and November 30, 2010.

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

Table No. 11 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending November 2010;

•

each of the last twelve fiscal quarters ending the three months ended September 30, 2010; and

•

each of the last five fiscal years ending June 30, 2010.

The Company commenced trading under the name “Gateway Enterprises Ltd.” on May 28, 2001. From September 23, 2002 until March 17, 2004, the Company’s shares were suspended from trading by the TSX Venture Exchange for review, approval and completion of the Company’s Qualifying Transaction as per TSX-V Capital Pool Company regulations.

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

November 2010	$0.25	$0.21	$0.24
October 2010	$0.28	$0.16	$0.25
September 2010	$0.21	$0.10	$0.18
August 2010	$0.12	$0.08	$0.12
July 2010	$0.14	$0.08	$0.14
June 2010	$0.13	$0.10	$0.10

Three Months Ended 9/30/10	$0.21	$0.08	$0.18
Three Months Ended 6/30/10	$0.21	$0.10	$0.10
Three Months Ended 3/31/10	$0.27	$0.12	$0.18
Three Months Ended 12/31/09	$0.12	$0.05	$0.12

Three Months Ended 9/30/09	$0.12	$0.09	$0.09
Three Months Ended 6/30/09	$0.12	$0.06	$0.09
Three Months Ended 3/31/09	$0.11	$0.05	$0.06
Three Months Ended 12/31/08	$0.11	$0.03	$0.06

Three Months Ended 9/30/08	$0.21	$0.07	$0.11
Three Months Ended 6/30/08	$0.27	$0.17	$0.23
Three Months Ended 3/31/08	$0.39	$0.22	$0.22
Three Months Ended 12/31/07	$0.52	$0.30	$0.36

Fiscal Year Ended 6/30/10	$0.27	$0.05	$0.10
Fiscal Year Ended 6/30/09	$0.21	$0.03	$0.09
Fiscal Year Ended 6/30/08	$0.78	$0.17	$0.23
Fiscal Year Ended 6/30/07	$0.94	$0.32	$0.76
Fiscal Year Ended 6/30/06	$1.53	$0.48	$0.59

Table No. 12 lists, as of November 30, 2010, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

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

No common shares were issued during Fiscal 2010 and 2009.

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

Shares Issued for Assets Other Than Cash

On March 15, 2004, the Company issued 2,000,000 common shares at a deemed price of $0.10 per share in relation to the acquisition of Portal de Oro (B.V.I) Ltd. On February 3, 2006, the Company issued 148,225 common share units, with each consisting of one common share and one common share purchase warrant, as Finder’s Fees for a private placement. During the fiscal year ended June 30, 2007, the Company reserved 100,000 common shares for property interests. During the fiscal year ended June 30, 2010, the Company issued 500,000 common shares pursuant to the acquisition of oil & gas interests.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of November 30, 2010, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

Name	Number of Shares of Common Stock	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

David Hottman, President, Chairman and Director	25,000 200,000 300,000 228,600	25,000 200,000 300,000 228,600	$0.70 0.52 0.20 0.12	January 20, 2011 December 5, 2011 October 7, 2013 June 8, 2014

Mark T. Brown, CFO, Secretary and Director	141,400 150,000 78,600	141,400 150,000 78,600	$0.52 0.20 0.12	December 5, 2011 October 7, 2013 June 8, 2014

Barry Reid COO/Director	100,000 300,000	25,000 Nil	$0.20 0.14	May 18, 2015 September 9, 2015

John MacRae Director	100,000 100,000	25,000 Nil	$0.20 0.14	May 18, 2015 September 9, 2015

Gary Nordin, Director	175,000 200,000	175,000 200,000	$0.20 0.12	October 7, 2013 June 8, 2014

Frank Wheatley, Director	25,000 100,000 150,000 50,000	25,000 100,000 150,000 50,000	$0.70 0.52 0.20 0.12	January 20, 2011 December 5, 2011 October 7, 2013 June 8, 2014

Employees/Consultants	25,000 325,000 60,000 80,000 520,000 350,000	25,000 325,000 60,000 80,000 310,000 Nil	$0.70 0.52 0.20 0.12 0.15 0.14	January 20, 2011 December 5, 2011 October 7, 2013 June 14, 2014 January 17,2015 September 9, 2015

Total Officers and Directors	2,423,600	1,873,600

Total Employees/ Consultants	1,360,000	800,000

Total Officers/Directors/ Employees and Consultants	3,783,600	2,673,600

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

2.

Under an agreement dated May 14, 2009, the Company agreed to sell 100% of its wholly-owned subsidiary, Portal del Oro S.A., the holder of all of the Company’s Argentina property interests to Omar Pereyra and Guillermo Pereyra. Consideration for the sale was US$85,000 cash. A copy of this agreement has been filed as an exhibit to the Company’s 2009 20-F Annual Report.

3.

Under an Assignment Agreement dated May 29, 2009 between the Company and Pengram Corporation, the Company agreed to transfer all the rights on the Nevada claims in exchange for 150,000 Pengram common shares. A copy of this agreement has been filed as an exhibit to the Company’s 2009 20-F Annual Report.

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

Statement by Experts

The Company’s auditors for its financial statements as at June 30, 2010, 2009, and 2008 was DeVisser Gray, Chartered Accountants. Their audit report is included with the related financial statements in this Annual Report.

Documents on Display

All documents incorporated and referred by reference in this 20-F Annual Report are available on EDGAR at www.sec.gov, or may be viewed at the Company’s Executive Office located at Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as June 30, 2010. The Chief Executive Officer and Chief Financial Officer initially concluded that the disclosure controls and procedures as of June 30, 2010, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

After the filing of the Form 20-F Annual Report for the fiscal year ended June 30, 2009, it was determined that Company had failed to adequately disclose its Management’s Report on Internal Control over Financial Reporting and filed inadequate certifications of its principal executive officers. Therefore, the discovery of these errors indicated that the Company’s internal controls were not effective for the period ended June 30, 2009. As a result, Management and the Board of Directors have taken steps to insure that the required disclosure is included in all of its required Exchange Act reports. These steps include a review of the current rules regarding Management’s Report on Internal Control Over Financial Reporting and a review of the Commission’s guidance regarding compliance and disclosure in order to ensure that the Company’s reports filed or submitted under the Exchange Act meet all current requirements.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of November 30, 2010.

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

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

The Company has not identified an Audit Committee Financial Expert among the 3 directors currently serving on the audit committee. The current members are David Hottman, Gary Nordin, and Frank Wheatley. All 3 members are financially literate, have extensive experience as officers and directors of public mineral exploration companies, and understanding of internal controls and procedures.

Item 16B.  Code of Ethics

The Company has not adopted a written ”code of ethics” that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that the compliance with existing Canadian standards and procedures, including the regulations to which it subject under Canadian securities laws as a reporting issuer as a company listed on the TSX Venture Exchange, are adequate for its immediate purposes. The board is evaluating the adoption of a code of ethics during the 2011 fiscal year.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray to the Company are included in the following table.

Table No. 14

Principal Account Fees and Services

Type of Service	Fiscal Year 2010	Fiscal Year 2009

Audit Fees	$ 15,000	$ 22,500
Audit Related Fees	-	-
Tax Fees	$ 1,500	$ 1,500
All Other Fees	-	$ 2,360
Total	$ 16,500	$ 26,360

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

Audited Financial Statements

Independent Auditors Report, dated October 19, 2010.

Balance Sheets at June 30, 2010 and 2009.

Statements of Operations for the years ended June 30, 2010, 2009, and 2008.

Statements of Cash Flows for the years ended June 30, 2010, 2009, and 2008.

Consolidated Statements of Deferred Expenditures on Unproven Mineral Rights for the years ended June 30, 2010, 2009 and 2008.

Notes to Financial Statements

 (B)  Index to Exhibits:

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws (Previously Filed)

2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A

4. Material Contracts

        A)   Copy of the option agreement between the Company and Claremont Nevada Mines LLC, Scoonover Exploration LLC, and JR Exploration LLC regarding the Golden Snow, Fish and CPG projects, dated August 28, 2008. (Previously Filed)

        B)      Copy of the sale agreement between the Company and Omar Pereyra and Guillermo Pereyra for Portal del Oro S.A. dated May 14, 2009.

        C)   Copy of the assignment agreement between the Company Pengram Corporation for the Company’s Nevada claims dated May 29, 2009.

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

PORTAL RESOURCES LTD.

Consolidated Financial Statements

June 30, 2010

June 30, 2009

June 30, 2008

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

October 19, 2010

October 19, 2010

AUDITORS' REPORT

To the Shareholders of Portal Resources Ltd.

We have audited the consolidated balance sheets of Portal Resources Ltd. as at June 30, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended June 30, 2010, 2009 and 2008. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2010 and 2009 and the results of its operations and its cash flows for the years ended June 30, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

October 19, 2010

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements.  Although we conducted our audits in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated October 19, 2010 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

October 19, 2010

PORTAL RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(stated in Canadian dollars)

As at June 30th

	2010	2009

ASSETS
Current
Cash	$ 137,609	$ 248,572
Short-term investments (Note 3)	275,222	1,255,956
Marketable securities (Note 4)	9,581	34,875
Amounts receivable	63,880	4,395
Prepaid expenses	21,552	21,916
	507,844	1,565,714

Equipment (Note 5)	21,833	38,839
Oil and gas properties (Note 7)	571,932	361,437

	$ 1,101,609	$ 1,965,990

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 43,417	$ 72,092

SHAREHOLDERS’ EQUITY

Share capital (Note 8)	$ 14,850,161	$ 14,760,161
Contributed surplus (Note 8)	1,024,993	805,151
Deficit	(14,816,962)	(13,671,414)
	1,058,192	1,893,898

	$ 1,101,609	$ 1,965,990

Nature of operations (Note 1)

Commitments (Note 9)

Subsequent events (Note 16)

         Approved by the Board of Directors:

“David Hottman”	“Mark T. Brown”
David Hottman Director	Mark Brown, Director

See notes to consolidated financial statements

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the years ended June 30,

(stated in Canadian dollars)

	2010	2009	2008

Revenue	$ -	$ -	$ -

Expenses
Accounting and audit	$ 27,210	$ 62,116	$ 62,248
Amortization	14,370	27,217	26,469
Bank charges and interest	2,224	6,993	21,102
Consulting and management fees	96,901	130,738	55,115
Directors' fees	28,000	21,500	-
Foreign asset tax	-	496	21,938
Foreign exchange	9,905	(624)	34,120
Investor relations	71,590	124,780	412,068
Legal	34,623	74,420	40,236
Office and miscellaneous	94,203	137,482	174,332
Rent	90,035	101,395	44,991
Project investigation	158,152	67,119	41,451
Salaries and benefits	234,187	533,915	459,298
Stock-based compensation (Note 8)	219,842	21,811	147,744
Travel	26,332	70,775	63,235
Transfer agent and filing fees	19,743	12,288	16,514
Valuation allowance for foreign value added tax credit (IVA)	-	1,751	46,197

	1,127,317	1,394,172	1,667,058

Other items
Gain on sale of equipment	(1,509)	(25,167)	-
Interest income	(5,554)	(65,418)	(161,429)
Loss on the sale of mineral properties	-	5,052,205	-
Write-off of unproven mineral rights	-	4,215	1,782,804
Unrealized loss on marketable securities (Note 4)	25,294	6,229	-
	18,231	4,972,064	1,621,375

Net loss and comprehensive loss for the year	$ (1,145,548)	$ (6,366,236)	$ (3,288,433)

Loss per share (Note 2)	$ (0.04)	$ (0.21)	$ (0.11)

Weighted average number of common shares outstanding	29,759,758	29,651,539	29,322,706

See notes to consolidated financial statements

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended June 30, 2010, 2009 and 2008

(stated in Canadian dollars)

	Number of Shares	Amount	Shares Subscribed	Contributed Surplus	Deficit	Total Shareholders Equity

Balance at June 30, 2007	21,759,539	9,823,918	59,800	636,998	(4,016,745)	6,503,971
Share issues:
Private placement	7,887,000	5,126,550	(59,800)	-	-	5,066,750
Exercise of options	5,000	2,600	-	-	-	2,600
Fair market value of stock options exercised	-	1,402	-	(1,402)	-	-
Stock based compensation	-	-	-	147,744	-	147,744
Finders fees	-	(151,997)	-	-	-	(151,997)
Share issue costs	-	(42,312)	-	-	-	(42,312)
Net loss and comprehensive income	-	-	-	-	(3,288,433)	(3,288,433)

Balance at June 30, 2008	29,651,539	14,760,161	-	783,340	(7,305,178)	8,238,323
Share issues:
Stock based compensation	-	-	-	21,811	-	21,811
Net loss and comprehensive income	-	-	-	-	(6,366,236)	(6,366,236)

Balance at June 30, 2009	29,651,539	$ 14,760,161	$ -	$ 805,151	$ (13,671,414)	$ 1,893,898
Share issues:
Issued for purchase of oil & gas interest	500,000	90,000	-	-	-	90,000
Stock based compensation	-	-	-	219,842	-	219,842
Net loss and comprehensive income	-	-	-	-	(1,145,548)	(1,145,548)

Balance at June 30, 2010	30,151,539	$ 14,850,161	$ -	$ 1,024,993	$ (14,816,962)	$ 1,058,192

See notes to consolidated financial statements

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30,

 (stated in Canadian dollars)

	2010	2009	2008

Cash provided by (used for):
Operating Activities
Net loss for the year	$ (1,145,548)	$ (6,366,236)	$ (3,288,433)
Items not involving cash:
Stock-based compensation	219,842	21,811	147,744
Write-off of unproven mineral properties	-	4,215	1,782,804
Loss on sale of mineral properties	-	5,052,205	-
Amortization	14,370	27,217	26,469
Unrealized loss on marketable securities	25,294	6,229	-
Gain on sale of equipment	(1,509)	(25,167)	-

	(887,551)	(1,279,726)	(1,331,416)

Changes in non-cash working capital:
Amounts receivable	(59,485)	99,917	(61,651)
Prepaid expenses	364	100,402	(5,200)
Accounts payable and accrued liabilities	9.960	(18,041)	(179,224)
Due to related parties	-	-	(3,233)

	(936,712)	(1,097,448)	(1,580,724)

Investing Activities
Purchase of equipment	(855)	(25,896)	(10,150)
Proceeds from the sale of equipment	5,000	63,297	-
Short-term investments	980,734	1,605,797	(2,861,753)
Proceeds on sale of mineral properties	-	99,127	-
Expenditures on unproven mineral rights	-	(261,054)	(1,304,593)
Expenditures on oil and gas properties	(159,130)	(322,802)	-

	825,749	1,158,469	(4,176,496)

Financing Activities
Shares issued for cash	-	-	5,126,550
On option exercise	-	-	2,600
Shares subscribed	-	-	(59,800)
Share issue costs	-	-	(194,309)

	-	-	4,875,041

Net increase (decrease) in cash	(110,963)	61,021	(882,179)

Cash – beginning of year	248,572	187,551	1,069,730

Cash – end of year	$ 137,609	$ 248,572	$ 187,551

Supplementary disclosure of non-cash investing and Financing Activities:

Marketable securities received on the sale of mineral properties	$ -	$ 41,104	$ -

Deferred expenditures on unproven mineral rights and oil and gas properties included in accounts payable	$ -	$ 38,635	$ 29,998

See notes to consolidated financial statements

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF DEFERRED EXPENDITURES ON UNPROVEN MINERAL RIGHTS

For the year ended June 30,

(stated in Canadian dollars)

	Arroyo Verde (Argentina)	San Rafael (Argentina)	La Pampa Uranium (Argentina)	Tiger Uranium (Argentina)	Slick Rock Uranium (USA)	Project Investigation	Total

Total as at June 30, 2007	3,839,209	1,477,757	171,636	61,239	133,518	-	5,683,359

Land acquisition & holding costs	108,687	(27,301)	11,523	-	16,873	-	109,782
Environment	3,611	206	4,778	1,894	21,907	-	32,396
Geology	155,866	101,517	415,886	6,416	62,353	-	742,038
Geophysics	6,164	26,985	104	-	-	-	33,253
Surface geochemistry	4,654	297	4,806	-	9,848	-	19,605
Drilling	3,636	499	-	-	123,831	-	127,966
Total expenditures	282,618	102,203	437,097	8,310	234,812	-	1,065,040
Property write-offs	-	(1,414,474)	-	-	(368,330)	-	(1,782,804)
	282,618	(1,312,271)	437,097	8,310	(133,518)	-	(717,764)

Total as at June 30, 2008	4,121,827	165,486	608,733	69,549	-	-	4,965,595

Land acquisition & holding costs	53,853	2,087	37,481	-	-	30,677	124,098
Environment	123	-	-	-	-	-	123
Geology	26,034	15,342	32,958	22,934	4,215	4,136	105,619
Geophysics	-	-	-	-	-	-	-
Surface geochemistry	-	852	171	-	-	193	1,216
Drilling	-	-	-	-	-	-	-
Total expenditures	80,010	18,281	70,610	22,934	4,215	35,006	231,056
Proceeds on sale of properties	(99,127)	-	-	-	-	(41,104)	(140,231)
Gain (loss) on sale of properties	(4,102,710)	(183,767)	(679,343)	(92,483)	-	6,098	(5,052,205)
Property write-offs	-	-	-	-	(4,215)	-	(4,215)

Total as at June 30, 2009 and 2010	-	-	-	-	-	-	-

See notes to consolidated financial statements

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2010, 2009 and 2008

(stated in Canadian dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Portal Resources Ltd. was incorporated on August 14, 2000 under the Company Act of the Province of British Columbia.

The Company is an exploration stage company whose business activity is the exploration of oil and gas in central Alberta, Canada. The Company has not yet determined if any of these rights contain economic oil or gas reserves, and, accordingly, the amounts shown for deferred exploration costs represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values.  The recovery of these amounts is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration of the rights, and upon the commencement of future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis. To date, the Company has not earned significant revenues and has an accumulated operation deficit of $14,816,962.

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

For the years ended June 30, 2010, 2009 and 2008

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

For the years ended June 30, 2010, 2009 and 2008

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

For the years ended June 30, 2010, 2009 and 2008

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

New accounting policies

CICA Handbook Section 3862 “Financial Instruments – Disclosure” requires an entity to classify fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objecting evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. CICA Handbook Section 3862 prioritizes the inputs into three levels that may be used to measure fair value:

a)

Level 1 – Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

b)

Level 2 – Applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.

c)

Level 3 – Applies to assets or liabilities for which there are unobservable market data.

The Company’s financial instruments consist principally of cash, short term investments, marketable securities, amounts receivable and accounts payable and accrued liabilities. Pursuant to CICA Handbook 3862, fair value of assets and liabilities measured on a recurring basis include cash, short term investments and marketable securities determined based on Level 1 inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all the other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2010, 2009 and 2008

(stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES, (Continued)

Accounting Policies Not Yet Adopted

Convergence to international Financial Reporting Standards (“IFRS”)

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition date of July 1, 2011 will require the restatement for comparative purposes, amounts reported by the Company for the year ended June 30, 2012, for which the current and comparative information will be prepared under IFRS.

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

Consolidated financial statement and non-controlling interests

In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interest in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in fiscal 2012 in connection with the conversion to IFRS.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2010, 2009 and 2008

(stated in Canadian dollars)

3.

SHORT TERM INVESTMENTS

Short term investments consists of highly liquid investments, including guaranteed investment certificates with major financial institutions, having a maturity of 12 months or less at acquisition and that are readily convertible to contracted amounts of cash.

4.

MARKETABLE SECURITIES

On May 29, 2009 Portal Resources Inc. acquired 150,000 shares of Pengram Corporation (“Pengram”) in return for assigning all of its interest in an option agreement (see Note 6). The shares were recorded at fair value of $41,104. At June 30, 2010, the fair value of the Pengram shares was $9,581 (2009 - $34,875). Consequently, Portal recorded a loss of $25,294 (2009 – loss of $6,229).

5.

EQUIPMENT

	2010			2009

	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value

Computer equipment	$ 17,461	$ 15,580	$ 1,881	$ 16,603	$ 13,815	$ 2,788
Computer software	20,854	20,756	98	20,854	20,553	301
Furniture & fixtures	5,655	3,678	1,977	5,655	2,717	2,938
Vehicles	25,896	11,653	14,243	25,896	3,884	22,012
Field equipment	10,892	7,258	3,634	20,867	10,067	10,800
	$ 80,758	$ 58,925	$ 21,833	$ 89,875	$ 51,036	$ 38,839

6.

UNPROVEN MINERAL RIGHTS

Argentina

As at May 14, 2009, the Company held a subsidiary and mineral properties in Argentina. During the fiscal year ended June 30, 2009, the Company after reviewing work done on the properties, concluded that the potential did not justify further work and renounced the mining rights held under the projects. As such the project expenditures were written off and subsequently Portal’s Argentinean subsidiary was sold.

United States

On September 2, 2008, the Company announced that it had entered into an option agreement under which it has the right to acquire, from Claremont Nevada Mines, Scoonover Exploration and JR Exploration, three properties located in the Walker Lane Belt and Battle Mountain/Eureka Trend in Nevada, USA.

On May 29, 2009, the Company closed an Assignment Agreement with Pengram Corporation (“Pengram”) to transfer all the rights on the Nevada claims, in exchange for 150,000 shares of Pengram’s common stock. The Company has no further commitments on the Nevada properties (See note 4 – Marketable Securities).

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2010, 2009 and 2008

(stated in Canadian dollars)

7.

OIL AND GAS PROPERTIES

The Company’s oil and gas interests are all located in Central Alberta, Canada.

Oil and Gas Joint Ventures

Bigwave Joint Venture

On November 1, 2008 the Company signed a Joint Venture Agreement to participate for a 15% interest in the exploration, exploitation and production of petroleum and natural gas relating to lands located in central Alberta. In December of 2008 the agreement was modified to allow the Company to participate to a 20% interest. And in August 2009, the Company increased its interest in the Joint Venture to 22%.

Within the area of interest, the Company has agreed to pay a 5.5% Gross Over Riding Royalty (GORR) on all products produced from certain geological formations.

On January 5, 2009 the Company signed an agreement, the “Participation Agreement”, with certain other partners in the Bigwave Joint Venture. Portal agreed to pay 100% of the Company’s cost per Drill Spacing Unit to earn 100% of their interest until pay-out and then after pay-out to drop to 70% interest per Drill Spacing Unit.

On April 22, 2010 the Company announced that it agreed to purchase the “Participation Agreement” related to the Bigwave Oil and Gas Joint Venture (the “Joint Venture”) for a total of $5,000 in cash and 500,000 common shares in the capital of the Company. The Participation Agreement has been terminated and Portal now holds a 22% working interest in the Joint Venture.

As at June 30, 2010 the company has spent a total of $553,932 (June 30, 2009 - $343,437) on the Bigwave Joint Venture.

Manito Joint Venture

On March 9, 2009 the Company signed the Manito Joint Venture Agreement to participate as to a 33.3% interest for the exploration, exploitation and production of petroleum and natural gas resources from lands located in central Alberta.

The Company has agreed to pay a 5.5% Gross Over Riding Royalty (GORR) on all products produced.

The Manito Joint Venture has acquired one section of land to date through Alberta Crown Sale.

As at June 30, 2010 the Company has spent a total of $18,000 (June 30, 2009 - $18,000) on the Manito Joint Venture.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2010, 2009 and 2008

(stated in Canadian dollars)

7.

OIL AND GAS PROPERTIES

Oil and gas expenditures

	Bigwave	Manito	Total

Total as at June 30, 2008	$ -	$ -	$ -

Crown Lease	120,229	-	120,229
Lease costs	21,276	18,000	39,276
Drilling (well costs)	196,044	-	196,044
Geological and engineering	5,888	-	5,888

Total expenditures	343,437	18,000	361,437

Total as at June 30, 2009	$ 343,437	$ 18,000	$ 361,437

Crown Lease	12,023	-	12,023
Lease costs	139,357	-	139,357
Drilling (well costs)	58,526	-	58,526
Geological and engineering	589	-	589

Total expenditures	210,495	-	210,495

Total as at June 30, 2010	$ 553,932	$ 18,000	$ 571,932

8.

SHARE CAPITAL

Authorized

100,000,000 Common Shares without par value

100,000,000 Preferred shares issuable in series

On April 22, 2010 the Company issued 500,000 common shares at the price of $0.18 per share and paid $5,000 in exchange for the purchase of the “Participation Agreement” related to the Company’s Bigwave Oil and Gas Joint Venture (the “Joint Venture”).

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

The Company accounts for its grants in accordance with the fair value method of accounting for stock-based compensation.  For the year ended June 30, 2010, the Company recognized $220,917 (2009 - $21,811; 2008 - $147,744) in stock-based compensation for employees, directors and consultants.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2010, 2009 and 2008

(stated in Canadian dollars)

8.

SHARE CAPITAL, (Continued)

The fair value of the options has been calculated using the Black-Scholes option-pricing model, based on the following assumptions:

	2010	2009	2008

Risk-free interest rate	2.61% - 2.66%	1.50% - 2.90%	4.00%
Expected stock price volatility	126% - 129%	121% - 227%	74%
Expected option life in years	5 years	5 years	1 year
Expected dividend in yield	Nil	Nil	Nil

Option prices models require the input of highly subjective assumptions regarding the expected volatility and expected life. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide the reliable measure of the fair value of the company’s stock options at the date of grant.

A summary of changes to stock options outstanding is as follows:

	2010		2009		2008
		Weighted Average		Weighted Average		Weighted Average
	Number of shares	Exercise Price	Number of shares	Exercise Price	Number of shares	Exercise Price
Outstanding at beginning of period	3,688,600	$0.35	2,753,600	$0.54	2,766,100	$0.54
Granted under plan	1,020,000	$0.18	2,132,200	$0.16	100,000	$0.32
Exercised	-	N/A	-	N/A	(5,000)	$0.52
Forfeited or cancelled	(1,175,000)	$0.50	(1,197,200)	$0.44	(107,500)	$0.63
Outstanding at end of year	3,533,600	$0.25	3,688,600	$0.35	2,753,600	$0.54

Options vested and exercisable at year end	2,868,600	$0.27	2,113,900	$0.50	2,750,000	$0.54

At June 30, 2010, the weighted average remaining life of the outstanding options is 3.33 years (2009 – 3.59 years).

On January 18, 2010, the Company granted stock options to directors, employees and consultants of the Company to purchase 620,000 common shares at a price of 15 cents per share, exercisable until January 19, 2015.

On March 5, 2010, the Company granted stock options to a consultant of the Company to purchase 200,000 common shares at a price of 26 cents per share, exercisable until March 6, 2015. These were cancelled before the vesting terms began.

On May 19, 2010, the Company granted stock options to consultants of the Company to purchase 200,000 common shares at a price of 20 cents per share, exercisable until May 18, 2015.

Stock options outstanding as at June 30, 2010 are as follows:

Number	Exercise Price	Expiry Date
75,000	$0.70	20-Jan-11
766,400	$0.52	5-Dec-11
835,000	$0.20	7-Oct-13
1,037,200	$0.12	9-Jun-14
620,000	$0.15	17-Jan-15
200,000	$0.20	19-May-15
3,533,600

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2010, 2009 and 2008

(stated in Canadian dollars)

8.

SHARE CAPITAL, (Continued)

Warrants

A summary of changes to warrants during the year are as follows:

	2010		2009
	Number of warrants	Weighted Average Exercise Price	Number of warrants	Weighted Average Exercise Price

Outstanding at beginning of year	3,943,500	$0.85	3,943,500	$0.85
Granted	-	-	-	-
Expired	(3,943,500)	$0.85	-	-
Outstanding at end of year	-	-	3,943,500	$0.85

Warrants outstanding as at June 30, 2009 expired during the current year and there were no other warrants issued during the year.

9.

COMMITMENT

The Company has obligations under an operating lease for its corporate office that is in effect until February 28, 2013.  The remaining future minimum lease payments for the non-cancellable lease are:

2011	$ 90,709
2012	$ 94,961
2013	$ 65,197
$ 250,867

10.

RELATED PARTY TRANSACTIONS

Payments to related parties were made in the normal course of operations and were valued at fair value as determined by management.  Amounts due to or from related parties are unsecured, non-interest bearing and due on demand.

During the years ended June 30, 2010, 2009 and 2008

a)

$8,685 (2009 - $42,374; 2008 - $35,939) was charged for rent to a public company with a director in common with the Company. As at June 30, 2010, $Nil (2009 - $Nil; 2008 - $34) was receivable from this public company.

b)

$57,861 (2009 - $18,832; 2008 - $27,060) was charged for administrative fees and expenses to a private company with a director in common with the Company. As at June 30, 2010, $57,861 (2009 - $Nil; 2008 - $18) was receivable from this private company.

c)

$1,050 (2009 - $3,124; 2008 - $Nil) was charged for rent to a private company with a director in common with the Company. As at June 30, 2010, $Nil (2009 - $Nil; 2008 - $Nil) was receivable from this private company.

d)

the Company paid or accrued to pay a private company with a director in common with the Company an aggregate of $11,755 (2009 - $9,707; 2008 - $5,674) for fees and expenses. As at June 30, 2010, the Company owed this company and aggregate of $788 (2009 - $Nil; 2008 - $Nil).

e)

the Company paid to a private company with a director in common with the Company and aggregate of $5,040 (2009 - $Nil; 2008 - $Nil) for consulting fees and expenses. As at June 30, 2010, the Company owed this company and aggregate of $Nil (2009 - $Nil; 2008 - $Nil).

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2010, 2009 and 2008

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

A reconciliation of income taxes at statutory rates with reported taxes is as follow:

	2010	2009	2008
Loss before income taxes	$ (1,145,548)	$ (6,366,236)	$ (3,288,433)

Expected income taxes (recovery)	$ (335,073)	$ (1,909,871)	(1,019,414)
Non-deductible (deductible) expenses for tax purposes	43444fff42,739	1,510,592	641,662
Unrecognized benefit on non-capital losses and exploration expenditures	292,334	399,279	377,752
Total income taxes	$ -	$ -	$ -

11.

INCOME TAXES, (Continued)

The significant components of the Company’s future income tax assets are as follows:

	2010	2009
Future income tax assets
Non-capital loss carryforwards	$ 1,484,608	$ 1,335,070
Share issue costs	20,053	55,072
Equipment	14,731	13,176
Future income tax assets before valuation allowance	1,519,391	1,403,318
Less: valuation allowance	(1,519,391)	(1,403,318)
Net future income tax assets	$ -	$ -

The Company has incurred losses for Canadian income tax purposes of approximately $5.9 million, which can be carried forward to reduce taxable income in future years. The losses expire in the following periods:

Year of Origin	Year of Expiry	Non Capital Losses

2004	2014	146,935
2005	2015	567,494
2006	2026	816,604
2007	2027	894,120
2008	2028	1,218,558
2009	2029	1,294,962
2010	2030	999,431
		$ 5,938,104

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2010, 2009 and 2008

(stated in Canadian dollars)

12.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, marketable securities, short-term investments, amounts receivable and, accounts payables and accrued liabilities approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company’s formerly owned property interests in the United States made it subject to foreign currency fluctuations and inflationary pressures which may adversely affected the Company’s financial position, results of operations and cash flows. The Company was affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

(b)

Credit risk

The Company’s cash and short–term investments are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash or short-term investments. The Company’s amount receivable consists primarily of recovered rent and office expense, and tax due from the federal government of Canada.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short - term investments is limited because they are generally held to maturity.

(e)  Commodity Price Risk

Commodity price risk is the risk that future cash flows will fluctuate as a result of changes in commodity prices, affecting results of operations and cash generated from operating activities. Such prices may also affect the value of exploration and development properties and the level of spending for future activities. Prices received by the Company for its production are largely beyond the Company’s control as oil and gas prices are impacted by world economic events that dictate the levels of supply and demand. Currently the Company is not in the production phase therefore there is no revenue being generated. In the future, the Company will sell its oil production at spot rates exposing the Company to the risk of price movements.

The Company did not have any commodity price contracts in place as at or during the year ended June 30, 2010.  However changes in commodity prices did not affect the Company’s results of operations.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2010, 2009 and 2008

(stated in Canadian dollars)

13.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash, short-term investments, common shares, stock options and warrants as capital (see Note 8). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral and oil and gas properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and short-term investments.

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

14.

SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of oil and gas properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	USA	Argentina	Total
As at June 30, 2010 Assets	$ 1,101,609	$ -	$ -	$1,101,609
As at June 30, 2009 Assets	$ 1,965,990	$ -	$ -	$1,965,990
As at June 30, 2008 Assets	$ 4,817,647	$ -	$ 3,502,172	$8,319,819

	Canada	USA	Argentina	Total
For the year ended June 30, 2010 Loss for the year	$ 1,145,548	N/A	N/A	$1,145,548
For the year ended June 30, 2009 Loss for the year	$ 2,816,010	$ 5,774	$ 3,544,452	$6,366,236
For the year ended June 30, 2008 Loss for the year	$ 1,700,802	$ 138,098	$ 1,449,533	$3,288,433

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2010, 2009 and 2008

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

The company uses “successful efforts method” of accounting for our oil and gas properties. Under this method, oil and gas lease acquisition costs and intangible drilling costs associated with exploration efforts that result in the discovery of proved reserves and costs associated with development drilling, whether or not successful, are capitalized when incurred. If proved commercial reserves are not discovered, such drilling costs are expensed. In some circumstances, it may be uncertain whether proved commercial reserves have been found when drilling has been completed. Under Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 932, Extractive Activities – Oil and Gas (“ASC 932”), such exploratory well drilling costs may continue to be capitalized if the reserve quantity is sufficient to justify its completion as a producing well and sufficient progress in assessing the reserves and economic and operating viability of the project is being made. We assess our capitalized exploratory wells pending evaluation periodically to determine whether costs should remain capitalized or should be charged to earnings.

	Years ended
	2010	2009	2008

a) Assets
Unproven Mineral Rights Costs and Oil and Gas Properties
Unproven mineral rights costs under Canadian GAAP:	$ -	$ -	$ 4,965,595
Less unproven mineral rights costs under U.S. GAAP	-	-	(4,965,595)
Unproven mineral rights under U.S. GAAP	$ -	$ -	$ -

b) Operations
Net loss under Canadian GAAP	$ (1,145,548)	$ (6,366,236)	$(3,288,433)
Unproven mineral rights costs expensed under U.S. GAAP	-	(231,056)	(1,065,040)
Add impairment of unproven mineral rights expensed under U.S. GAAP	-	4,215	1,782,804
Add loss on sale of unproven mineral rights already expensed under U.S. GAAP	-	5,052,205	-
Add proceeds on sale of unproven mineral rights	-	140,231
Net loss under U.S. GAAP	$ (1,145,548)	$ (1,400,641)	$(2,570,669)

c) Deficit
Closing deficit under Canadian GAAP	$ (14,816,962)	$(13,671,414)	$(7,305,178)
Adjustment to deficit for accumulated unproven mineral rights and
expensed under U.S. GAAP	-	-	(4,965,595)
Closing deficit under U.S. GAAP	$ (14,816,962)	$(13,671,414)	$(12,270,773)

d) Cash Flows – Operating Activities
Cash applied to operations under Canadian GAAP	$ (936,712)	$(1,097,448)	$(1,580,724)
Less expenditures of unproven mineral rights under US GAAP	-	(261,054)	(1,304,593)
Cash applied to operations under U.S. GAAP	$ (936,712)	$ (1,358,502)	$(2,885,317)

e) Cash Flows – Investing Activities
Cash applied under Canadian GAAP	$ 825,749	$ 1,158,469	$(4,176,496)
Add expenditures of unproven mineral rights under U.S. GAAP	-	261,054	1,304,593
Cash applied under U.S. GAAP	$ 825,749	$ 1,419,523	$(2,871,903)

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2010, 2009 and 2008

(stated in Canadian dollars)

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP), (Continued)

Other Differences between Canadian and U.S. GAAP

f)

Stockholders’ Equity

Common Stock

There are no differences between Canadian and U.S. GAAP for the years ended June 30, 2010, 2009 and 20078 or the year ended June 30, 2010 with respect to the disclosure of stock-based compensation.

g)

Loss per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations.  Diluted loss per share is not presented as it is anti-dilutive.

	Years ended June 30,
	2010	2009	2008
	$	$	$

Numerator: Net loss for the year under U.S. GAAP	(1,145,548)	(1,400.641)	(2,570,669)
Denominator: Weighted-average number of shares under
Canadian and U.S. GAAP	29,759,758	29,651,539	29,322,706

Weighted-average number of shares under U.S. GAAP	29,759,758	29,651,539	29,322,706

Basic and fully diluted loss per share under U. S. GAAP	$ (0.04)	$ (0.05)	$ (0.09)

16.

SUBSEQUENT EVENTS

•

On September 10, 2010, the Company granted stock options to directors and consultants of the Company to purchase a total of 750,000 common shares at a price of 14 cents per share, exercisable until September 9, 2015.

•

On September 21, 2010, the Company announced that it purchased an additional 6.5% working interest in the Bigwave Oil and Gas Joint Venture in return for granting the seller a non-convertible gross overriding royalty on the acquired 6.5% working interest of 5% - 15% on all future oil and 15% on all future gas production as well as assuming all of the seller’s future obligations under the Bigwave Joint Venture Agreement dated November 1, 2008, as amended. Portal's working interest in the Joint Venture has increased from 22% to 28.5% as a result of the acquisition.

•

On September 21, 2010, the Company announced it entered into a binding Farm-in Agreement Term Sheet (the "Agreement") with all of the Bigwave Joint Venture partners under which the Company has the right to increase its working interest to 64.25% in two sections (out of a total of 17 ¾ sections) of land (two square miles) held by the Joint Venture by undertaking, at its sole expense "completion operations" within the horizontal leg of the first exploration well drilled on the property.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2010, 2009 and 2008

(stated in Canadian dollars)

16.

SUBSEQUENT EVENTS, (Continued)

The Agreement further provides Portal with the opportunity to drill additional wells, at its sole expense, on the remaining 15.75 sections of land held by the Joint Venture, on a rolling option basis. All option wells drilled and completed (one well per section) will increase Portal's working interest up to 71.40% in each of the drilled sections to the deepest formation drilled in that section.

The Agreement further provides Portal with the right, at its sole expense until December 31, 2010, to select certain lands of interest out of the land held by the Joint Venture that it considers to have deeper hydrocarbon potential (natural gas).

Portal will acquire and/or shoot seismic over those selected lands on or before March 31, 2011. Portal will have the option to commit to the drilling of a test well on the identified target lands which must commence within 45 days from the date its drilling election is made. The drilling and completion operations of the deep test well will increase Portal's existing 28.5% working interest in the drilled section of land to a maximum of 78.55% working interest. Additional deep test wells can be drilled on a rolling option basis in order to earn additional working interest in the remaining unearned lands.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

Registrant

Dated: December 24, 2010	Signed: /s/ "David Hottman"
David Hottman, President, CEO and Chairman

#