Form 20-F
period 2011-06-30
Portal Resources Ltd.
filed 2011-12-28
CIK 1326910

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[     ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2011

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.     48,745,539 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Index to Exhibits on Page 69

Portal Resources Ltd.

Form 20-F Annual Report

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

The Company's auditor for the financial statements contained within this annual report is Devisser Gray LLP, Chartered Accountants, 401 – 995 West Pender Street, Vancouver, British Columbia, Canada, V6C 1L6. Devisser Gray LLP has been auditor of the Company since inception.

On November 8, 2011, the Company determined to propose to shareholders at its Annual General and Special Meeting of Shareholders held on December 16, 2011 to appoint MNP LLP, Chartered Accountants, 800, 700 – 6th Avenue SW, Calgary, Alberta, Canada as the Company's new auditor. There were no disagreements between the Company or the prior auditor, DeVisser Gray LLP, and no reservations or modified opinions contained within the audit reports.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

As used within this Annual Report, the terms “Portal”, “Portal de Oro Resources Ltd.”, “Gateway”, “the Company”, “Issuer” and “Registrant” refer collectively to Portal Resources Ltd., its predecessors, subsidiaries and affiliates.

SELECTED FINANCIAL DATA

The selected financial data of the Company for the Year Ended June 30, 2011, 2010 and 2009 were derived from the financial statements of the Company which have been audited by DeVisser Gray LLP, Chartered Accountants, also as indicated in its audit reports which are included elsewhere in this Annual Report. The financial data for the years ended June 30, 2008 and June 30, 2007 has also been derived from the financial statements of the Company as audited by DeVisser Gray LLP, although the financial statements and audit report are not included in this Annual Report.

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

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 14 to the financial statements.

Table No. 2 Selected Financial Data (CDN$ in 000, except per share data)

	Year Ended 6/30/11	Year Ended 6/30/10	Year Ended 6/30/09	Year Ended 6/30/08	Year Ended 6/30/07

Revenue	$46	$0	$0	$0	$0
Interest Income	$0	$6	$65	$161	$106
Net Income (Loss)	($1,221)	($1,146)	($6,366)	($3,288)	($1,877)
Net Income (Loss) Per Share	($0.04)	($0.04)	($0.21)	($0.11)	($0.09)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	33,432	29,760	29,652	29,323	21,184
Working Capital	$858	$464	$1,494	$3,194	$726
Mineral Properties	$0	$0	$0	$4,966	$5,683
Oil and Gas Properties	$2,304	$572	$361	$0	$0
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$3,184	$1,058	$1,894	$8,238	$6,503
Total Assets	$3,510	$1,102	$1,966	$8,320	$7,007

US GAAP Net Loss	($1,221)	($1,146)	($1,401)	($2,571)	($4,958)
US GAAP Loss Per Share	($0.04)	($0.04)	($0.05)	($0.09)	($0.23)
US GAAP Wtg. Avg. Shares	33,432	29,760	29,652	29,323	21,184
US GAAP Equity	$3,093	$1,058	$1,894	$3,273	$820
US GAAP Total Assets	$3,510	$1,102	$1,966	$3,354	$1,324
US GAAP Mineral Properties	$0	$0	$0	$0	$0

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

Table No. 3 Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/10	$1.04	$1.08	$1.00	$1.00
Year Ended 12/31/09	$1.14	$1.30	$1.03	$1.05
Year Ended 12/31/08	$1.08	$1.30	$0.97	$1.22
Year Ended 12/31/07	$1.07	$1.19	$0.92	$0.99
Year Ended 12/31/06	$1.13	$1.17	$1.10	$1.17

Three Months Ended 9/30/11	$0.99	$1.04	$0.94	$1.04
Three Months Ended 6/30/11	$0.96	$0.99	$0.95	$0.96
Three Months Ended 3/31/11	$0.98	$1.00	$0.97	$0.97
Three Months Ended 12/31/10	$1.02	$1.03	$1.00	$1.00
Three Months Ended 9/30/10	$1.04	$1.06	$1.02	$1.03
Three Months Ended 6/30/10	$1.04	$1.08	$1.00	$1.06
Three Months Ended 3/31/10	$1.05	$1.07	$1.01	$1.02
Three Months Ended 12/31/09	$1.06	$1.08	$1.03	$1.05
Three Months Ended 9/30/09	$1.08	$1.17	$1.06	$1.07
Three Months Ended 6/30/09	$1.15	$1.26	$1.08	$1.16
Three Months Ended 3/31/09	$1.27	$1.30	$1.18	$1.26
Three Months Ended 12/31/08	$1.23	$1.30	$1.06	$1.22

November 2011		$1.05	$1.01	$1.02
October 2011		$1.06	$0.99	$0.99
September 2011		$1.04	$0.98	$1.04
August 2011		$0.99	$0.96	$0.98
July 2011		$0.97	$0.94	$0.95
June 2011		$0.99	$0.96	$0.96

The exchange rate was $1.02 on November 30, 2011.

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

Risks Associated with Oil and Gas Production and Exploration

Oil and gas exploration has a high degree of risk and the Company’s exploration efforts may be unsuccessful which would have a negative effect on the Company’s operations

There is no certainty that the expenditures to be made by the Company in the exploration of its current projects, or any additional project interests the Company may acquire, will result in discoveries of recoverable oil and gas in commercial and economic quantities.  An exploration project may not result in the discovery of commercially recoverable reserves and the level of recovery of hydrocarbons from a property may not be a commercially recoverable (or viable) reserve which can be legally and economically exploited. If exploration is unsuccessful and no commercially recoverable reserves are defined, management would be required to evaluate and acquire additional projects which would require additional capital, or the Company would have to cease operations altogether.

Hydrocarbon exploration and production has substantial operating and drilling hazards which could result in failure of the Company’s projects or substantial liabilities which may not be covered by insurance

Oil and natural gas exploration and production operations are subject to all the risks and hazards typically associated with such operations. Hazards include well fires, explosions, blowouts, and oil or chemical spills, each of which could result in substantial damage to oil and natural gas wells, producing facilities, other property and the environment or in personal injury. Although the Operator of each property in which the Company has an interest typically maintains liability insurance in an amount which they consider adequate the nature of these risks is such that liabilities could exceed policy limits, in which event the Company as an owner of an interest in these wells could incur significant costs that could have a materially adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations. Any unforeseen hazard could result in the failure of the Company’s operations on that project, which would have a negative effect on the Company’s financial condition or cause the Company to cease operations altogether.

The oil and gas industry is highly competitive, and if the Company is unsuccessful in competing with other oil and gas companies, it would negatively effect the Company’s ability to operate

The Oil and Gas industry is highly competitive, including the acquisition of property interests, equipment, skilled personnel, and product marketing. The Company is required to directly compete with a substantial number of other oil and gas companies. Many of these other companies, both public and private, have significantly greater financial and personnel resources than the Company. Such competitors could outbid the Company for such projects, equipment or personnel, or produce oil and gas at lower costs which would have a negative effect on the Company’s operations and financial condition, including forcing the Company to cease operations altogether.

Commodity prices may not support corporate profit

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

No economic reserves may exist on its properties

One property in which the Company has a working interest has advanced to the production stage, with the remainder at the exploration stage.  No SEC-compliant reserve reports have yet been prepared for any of the properties in which the Company has an interest, and no economic oil and gas reserves have been established on any of the properties. Finding oil and gas deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.  Even in the event commercial quantities of oil and gas are discovered, the exploration properties might not be brought into a state of commercial production. The commercial viability of an oil and gas deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the property, such as size, proximity to infrastructure, taxes, environmental laws, and commodity prices.  Most of these factors are beyond the control of the Company. The Company is an exploration stage company with no history of pre-tax profit and no income from its operations.  Even if the Company’s properties are brought into production, operations may not be profitable.

The Company is not the operator of certain of its projects, and is dependent upon other companies

Portal has a non-operating working interest in certain of its properties. Therefore, other companies operate and control those assets, and the Company has limited influence over the operation of those properties and the associated costs. This position may have a negative effect on the Company's financial performance and operating condition.

The Company’s operations are subject to substantial environmental regulations which could have a negative effect on the Company’s operations and financial condition

The current and anticipated future operations of the Company require permits from various federal, provincial and local governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the petroleum industry.  The Company’s exploration activities are subject to various laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.

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

The Company’s title to its properties may be disputed by third parties which could result in the Company losing title to its properties

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

Canada is a signatory to the Kyoto Protocol which could negatively change future operations by restricting the Company’s activities or increasing operating costs

Canada is a signatory to the United Nation’s Framework Convention on Climate Change and has ratified the first phase of the Kyoto Protocol to set legally binding targets to reduce nationwide emissions of “greenhouse gases”, including carbon dioxide, methane, and nitrous oxide. Oil and gas exploration and production and other petroleum operations and related activities emit some greenhouse gases, which may subject the Canadian oil and gas industry, including the Company, to legislation or other regulatory initiatives designed to regulate emissions of greenhouse gasses. Future international treaties as well as Canadian Federal or Provincial emission reduction requirements, may require the reduction of emissions produced by the Company’s operations and facilities. These new requirements and the additional costs required to comply could have a material effect on the Company’s operations and financial condition.

Risks Relating to the Financing of the Company

The Company is likely to require additional financing which could result in substantial dilution to existing shareholders

The Company, while engaged in the business of exploring resource properties, is dependent on additional financing for planned exploration programs and property acquisitions for the next twelve months as outlined herein.  Management anticipates being able to raise the necessary funds by means of equity financing.  The ongoing exploration of the Company’s properties is dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s resource properties, as well as the possible loss of its interest in such properties. Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously.

The Company has a history of net losses and expects losses to continue for the foreseeable future

The Company has had a history of losses and there is no assurance that it can reach profitability in the future.  The Company will require significant additional funding to meet its business objectives.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  The Company has historically financed its operations through the sale of equity. If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity, and the Company has no current plans to obtain financing through means other than equity financing.

The Company has a lack of cash flow to sustain operations

Only one of the properties in which the Company has an interest has advanced to the commercial production stage and the Company has no history of earnings and limited cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

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

The Company has a dependence upon key management employees, the absence of which would have a negative effect on the Company's operations

The Company strongly depends on the business and technical expertise of its management and key personnel, including President and Chief Executive Officer David Hottman, Chief Operating Officer Barry Reid. and Chief Financial Officer Mark Brown.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations.

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

The authorized share capital of the Company consists of 100,000,000 common shares and 100,000,000 preferred shares. As of June 30, 2011, the end of the most recent fiscal year, there were 48,745,539 common shares and no preferred shares issued and outstanding.

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

Currently, the Company conducts oil and gas exploration and production in Canada, and all of the Company’s assets are located in Canada.

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

In February 2007, the Company announced that it had assembled the Tiger Uranium project consisting of six cateos totaling over 26,000 hectares in the Sierra Pintada Uranium district. The project was held under the two existing San Rafael project agreements. In April 2007, through an agreement with Consolidated Pacific Bay Minerals Ltd., an unrelated public company, Portal has the right to earn a 60% interest in the Cerro Solo uranium joint venture of 3 concessions totaling 30,000 hectares located in Chubut Province, Argentina. Under the agreement, the Company was required to pay a total of US$145,000 cash on or before April 20, 2010, and expend an aggregate of US$1,200,000 in exploration expenditures on the property on or before April 20, 2011, to earn a 60% interest in Consolidated Pacific Bay’s concessions. In February 2009, the Company terminated the Cerro Solo agreement.

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

In November 2008, the Company signed a joint-venture agreement to participate in the exploration, exploitation and production of petroleum and natural gas from lands located in Central Alberta, Canada. Under the original Bigwave Joint Venture agreement, the Company agreed to participate for a 15% interest and agreed to pay a 5.5% Gross Over Riding Royalty (“GORR”) on all products produced from certain geological formations. The Company later modified the agreement in December 2008 to a 20% interest. In January 2009 the Company signed the Participation Agreement where the Company agreed to pay 100% of the Company’s cost per Drill Spacing Unit to earn 100% of their interest until pay-out and then after pay-out to drop to 70% interest per Drill Space Unit. In April 2010, the Company agreed to purchase the Participation Agreement to increase its interest to 22% in the 10,720 acres of the JV for a total of C$5,000 cash and the issuance of 500,000 common shares. In September 2010, the Company acquired an additional 6.5% interest in the Bigwave JV (for a total interest of 28.5%) by granting the seller a non-convertible gross overriding royalty ("GORR") of 5%-15% on all future oil production and a 15% GORR on all future gas production on the acquired 6.5% working interest.

In September 2010, the Company entered into a binding Farm-in Agreement Term Sheet with all the Bigwave JV partners. Under the Agreement, Portal would have had the right to increase its working interest, on a progressive basis, up to an average of 70% in certain lands owned by the JV. However, the Company and the JV partners were not able to conclude a definitive Farm-In Agreement acceptable to all parties, and the  Company's interest in the 11,360 acres in the Bigwave JV remained at a 28.5% working interest.

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

In March 2011, the Company entered into an agreement to participate in the development of an oil play in west-central Saskatchewan in the Birdbear formation. Under the agreement, Portal has the right to earn a 25% non-operating working interest in a total of four sections of land totaling 2,560 acres which is known as the "Salt Lake Project". Portal would earn a 25% working interest in the first two sections by participating in and paying a 50% cost share of the drilling of one vertical and one horizontal well. An interest in the additional two sections would be earned by participation and payment on a straight-up basis (25% of the costs for a 25% working interest). Subsequent to the initial Salt Lake agreement, the Company secured two additional sections of contiguous land through a seismic option. Five wells were drilled at Salt Lake during 2011, with three wells brought to stream and producing oil. A fourth well was brought on stream in July and is being monitored,  with the fifth well requiring additional completion testing. Through the drilling of these wells, the Company has earned its 25% working interest in the project.

During calendar 2011, the Company also acquired 3.2 sections of land totaling 2,048 acres in the Provost area of Alberta through Crown land auctions. These sections are subject to a 6% gross overriding royalty and provincial royalties. The Company also acquired a 50% working interest in two sections of land totaling 1,280 acres in the area of Primate, Saskatchewan.

In October 2011, the Company entered into a purchase and sale agreement to acquire oil and gas production assets located in west-central Saskatchewan for total of $9,100,000. The acquisition includes a 100% working interest in 19 sections of land totaling 13,340 acres, two sections totaling 1,280 acres of gross overriding royalty lands, approximately 20 sections of proprietary 3D seismic and 125 line kilometers of proprietary 2D seismic. There are 38 wellbores on the property. Oil is produced to single well batteries and natural gas production is tied into approximately 30 kilometers of natural gas pipeline, with all associated infrastructure and equipment included in the purchase. Production at the time of the initial agreement was approximately 365 barrels of oil equivalent per day ("boe/day"), consisting of 65% heavy oil and 35% non-associated sweet gas. An updated engineering report on the property is being prepared. An initial payment of $500,000 was made to be held in trust until closing, with the transaction also being subject to the approval of the TSX Venture Exchange and financing. Closing was originally scheduled for November 30, 2011 but was subject to change upon agreement by both parties. As of the date of this Annual Report, the transaction has not closed, but both parties are currently  negotiating amendments to the acquisition, including a new closing date.

Business Overview

The Company currently has an interest in oil and gas exploration projects located in Alberta and Saskatchewan, Canada. Portal formerly had interests in mineral exploration operations located in Argentina and the United States, all of which were disposed of in Fiscal 2009. Currently, one of the oil and gas properties in which the Company has an interest has commenced commercial production, with the remainder at the exploration stage. There is no assurance that a commercially viable resource is present on any of the Company’s properties, and additional exploration is required before it is determined if the Company's exploration stage properties are economically and legally viable.

Operations are not seasonal as the Company can conduct certain activities on its properties year-round. To date, the Company’s revenue has been limited to interest on its cash balances and limited initial oil and gas production from its Salt Lake project. The Company is not dependent upon any patents, licenses or manufacturing processes. The Company’s operations are dependent upon exploration rights and claims as well as the terms of option and/or joint venture agreements on those properties. Please see the individual property descriptions below for the details of each of the Company’s current projects.

Government Regulations

In Alberta, the Company’s operations are primarily subject to the provisions of the Environmental Protection and Enhancement Act (Alberta) and associated regulations. In Saskatchewan, operations are subject to provisions under several Acts and regulations, including the Oil and Gas Conservation Act. Spilling or otherwise releasing or permitting the release of a substance into the environment, which includes water, land and air, in an amount or concentration or at a rate that may cause a significant adverse effect is prohibited, unless authorized by regulation or by an approval. Where a substance that has caused or may cause an adverse environmental effect is released into the environment, the person responsible for the substance must, as soon as that person becomes aware of the release, take all reasonable measures to remedy and confine the effects and remove or dispose of the substance so as to maximize environmental protection. Any contamination found on, under or originating from the properties may be subject to legislated remediation requirements. A property owner and/or operator could be required to remove or remediate wastes disposed of or released by prior owners or operators. Failure to comply with these environmental laws and regulations could result in the assessment of administrative, civil or criminal penalties and, in some instances, the issuance of injunctions to limit or cease operations.

Oil and Gas Production Royalties

All of the Company's current oil and gas projects are located in Saskatchewan and Alberta, and any oil and natural gas produced by the Company’s operations will be subject to both Canadian (Federal) and Provincial regulations, including royalties. Oil and gas production on Crown lands are subject to Crown royalties which are determined by government regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced. As of the date of this Annual Report, one of the oil and gas projects in which the Company has an interest which is located in Saskatchewan has begun commercial production.

Saskatchewan has varying oil and gas royalty rates based on many factors, including type of well, location, production volume, and prevailing commodity price. Newly drilled oil wells qualify under a Provincial drilling incentive program that caps the Provincial royalty at 2.5% for the first 100,000 barrels of oil produced, and new exploratory natural gas wells qualify for the 2.5% Provincial royalty for the first 25 million cubic meters produced.

Alberta has adjusted its oil and gas royalty rates several times since 2009. Overall royalty rates on oil and gas production in the Province of Alberta were increased in 2009, although changes were also made to rate caps and the price and volume sensitive rates for less productive wells. In March 2009, the Alberta Government announced further changes to the Provincial royalty structure. In order to stimulate new oil and gas drilling in the Province during the period of low commodity prices, the Province introduced temporary lower royalty rates on new conventional oil and gas wells. The new structure dropped royalties on new wells to 5% or less for a year on the first 50,000 barrels of oil or 500 million cubic feet of natural gas. and drilling royalty credits are given to smaller companies. Beginning January 1, 2011, new royalty rates went into effect which lowered the maximum royalties on natural gas production to 36% from 50%, and on conventional oil to 40% from 50%.

OIL AND GAS PROPERTIES

The Company currently has participation interests in one currently producing oil and gas project in Saskatchewan and in oil and gas exploration ventures located in Saskatchewan and Alberta, Canada. The individual projects are described below.

Salt Lake Project

The Salt Lake Project is a producing oil project located in central Saskatchewan. The Company has a 25% working interest in the project, which currently totals 3,840 acres.

Acquisition Details

On March 8, 2011, the Company entered into an agreement to earn a 25%, non-operating, working interest in a total of four sections of land totaling 2,560 acres. A 25% working interest in the first two sections was earned by participating in, and paying a 50% cost share of, the drilling of one vertical and one horizontal well. An interest in an additional two sections of land was earned with participation on a “straight up basis” (25% of costs for a 25% working interest) in the drilling of a subsequent horizontal well. Subsequent to the additional agreement, two additional sections of land totaling 1,280 acres contiguous to the original acreage were secured by way of a seismic option. Future production from these lands is subject to a sliding scale nonconvertible royalty.

Property Description

The primary target is the Birdbear carbonate/dolomite formation that correlates to the Nisku formation in Alberta. The formation lies at a depth of approximately 800 meters with a pay zone of four to seven meters. Production is heavy oil of 12° API.

Current and Anticipated Work

During 2011, the Company announced that it had drilled and completed two horizontal wells and one vertical well on the project. It had also completed two well re-entries on the project. Three of the wells (two vertical and one horizontal) were brought on stream and began commercial production in June 2011. The fourth and fifth wells have recompletion and workover pending. As of September 2011, the three wells in production were averaging production at a gross rate of 85 bopd (21 bopd net to Portal)

During the first quarter of 2012, the Company participated in the drilling of a third horizontal well (25% working interest to Portal) on the project. The well was drilled to a total depth of 1,225 meters with a horizontal leg of 289 meters. Completion and equipping operations are being scheduled. Each of the horizontal wells qualify for the Province of Saskatchewan’s drilling incentive program with a maximum 2.5% government royalty on the first 100,000 barrels of production.

Additional drill locations have been identified on the project and additional horizontal wells may be drilled in fiscal 2012.

Bigwave Joint Venture

The Bigwave JV is and oil and gas exploration project located in central Alberta, Canada. The project consists of 11,360 acres, and the Company currently has a 28.5% participation interest in the project.

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

Property Description

The Bigwave JV covers a source oil sand-shale sequence which covers several potential reservoirs in a Bakken Formation type play. The JV leases currently cover 11,360 acres, and primary target light oil utilizing horizontal drilling and multi-stage hydraulic fracture stimulation. The first well commenced drilling in August 2009 and in October 2009 the Company announced that drilling was completed. The rock in the prospective formation is less porous than originally anticipated and will require fracture stimulation in order to test the well’s productive capacity. Currently, operations of the project are conducted by Bigwave Exploration.

During Fiscal 2011, the Company contributed $121,109 (Fiscal 2010 - $180,129) to the Bigwave Joint-Venture.

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

During Fiscal 2011, the Company contributed $Nil (Fiscal 2010 - $Nil) to the Joint-Venture.

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

During Fiscal 2011, the Company incurred lease costs of $784 (Fiscal 2010 - $30,366) on the project.

Provost

During calendar 2011, the Company acquired a 100% interest, subject to a 6% gross over-riding royalty and provincial royalties, in 3.2 sections of land totaling 2,048 acres located in the Provost area of east-central Alberta. The prospect is a Mannville channel play of medium gravity oil and natural gas. The Company is reviewing available seismic data and finalizing plans to re-enter or re-complete existing wells to test productivity and pursuing the possibility of acquiring offsetting lands.

Primate

The Company acquired a 50% working interest in calendar 2011 in two sections of land totaling 1,280 near Primate in west-central Saskatchewan. An evaluation of existing seismic data indicates two potential Mannville oil channel locations with additional offset locations. A strategy for development is underway which involves the acquisition of additional lands, 3-D seismic data and identification of additional drilling locations. It is anticipated that 3-D seismic will be followed by drilling operations in the first quarter of 2012.

Pending Acquisition

In October 2011, the Company entered into a purchase and sale agreement to acquire oil and gas production assets located in west-central Saskatchewan for total of $9,100,000. The acquisition includes a 100% working interest in 19 sections of land totaling 13,340 acres, two sections totaling 1,280 acres of gross overriding royalty lands, approximately 20 sections of proprietary 3D seismic and 125 line kilometers of proprietary 2D seismic. There are 38 wellbores on the property. Oil is produced to single well batteries and natural gas production is tied into approximately 30 kilometers of natural gas pipeline, with all associated infrastructure and equipment included in the purchase. Production at the time of the initial agreement was approximately 365 boe/day, consisting of 65% heavy oil and 35% non-associated sweet gas. An updated engineering report on the property is being prepared. An initial payment of $500,000 was made to be held in trust until closing, with the transaction also being subject to the approval of the TSX Venture Exchange and financing. Closing was originally scheduled for November 30, 2011 but was subject to change upon agreement by both parties. As of the date of this Annual Report, the transaction has not closed, but both parties are currently negotiating amendments to the acquisition, including a new closing date.

Production and Reserves

As of June 30, 2011, the Company’s had producing oil wells at the Salt Lake project in Saskatchewan, Canada. The Company’s wells at the end of the fiscal year ended June 30, 2011 were as follows:

	Oil		Natural Gas
	Gross	Net	Gross	Net

Producing	3.00	0.75	0	0
Shut-In	3.00	0.79	0	0
TOTAL	6.00	1.54	0	0

During the fiscal year ended June 30, 2011, the Company drilled the following wells:

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net

Oil	0	0	5.00	1.25
Natural Gas	0	0	0	0
Dry Wells	0	0	0	0
Service Wells	0	0	0	0

Total Wells	0	0	5.00	1.25

The following is the Company’s total net oil and gas production for the fiscal year ended June 30, 2011. The Company began production from the Salt Lake project in fiscal 2011 and had no production in prior fiscal years.

Fiscal Year Ended June 30, 2011	Natural Gas Oil Natural Gas Liquids	0 Mcf 723 barrels 0 barrels

The following table includes the average prices the Company received for its production for the fiscal year ended June 30, 2011.

Fiscal year ended June 30, 2011

Oil	$65.05 bbl

The following table includes the average production costs, including royalties, per unit of production for the fiscal year ended June 30, 2011.

Fiscal year ended June 30, 2011

Production Costs ($/BOE)	$ 25.61
Royalties ($/BOE)	2.05

As of the date of this annual report, the Company has not prepared a reserve estimate on its Salt Lake property as defined under the rules and regulations of the Securities and Exchange Commission for the fiscal year ended June 30, 2011.

The following table discloses the Company’s landholdings as of June 30, 2011:

	Undeveloped		Developed		Total
	Gross	Net	Gross	Net	Gross	Net

Alberta (acres)	14,965	4,696	640	182.5	15,605	4,879
Saskatchewan	1,280	640	3,840	960	2,560	1,600

Mineral Properties

The Company currently has no operations in the mineral exploration sector as it disposed of all of its mineral exploration property interests during Fiscal 2009.

Argentina Properties

Arroyo Verde Project

The Arroyo Verde Project was located in Chubut province, Argentina. The Company had an option to earn a 100% interest in the project, subject to a 2% Net Smelter Return (“NSR”). During the Fiscal Year ended June 30, 2009, the Company disposed of its entire interest in the Arroyo Verde Project.

The project was at the exploration stage and did not contain proven mineral reserves.

The Company terminated its option on the Arroyo Verde property during the fourth quarter of fiscal 2009, and wrote-off the remaining $4,102,710 capitalized value of the Arroyo Verde project. The Company has no further interest in the Arroyo Verde project.

Tiger Uranium Project

The Tiger Uranium Project was located in Mendoza Province, Argentina. During the Fiscal Year ended June 30, 2009, the Company disposed of its entire interest in the Tiger Uranium Project.

The project was at the exploration stage and did not contain proven mineral reserves.

The Company terminated its option on the Tiger Project during the fourth quarter of fiscal 2009. The Company wrote-off the remaining $92,483 capitalized value of the Tiger project and has no further interest.

La Pampa Uranium Project

The La Pampa Project was located in Chubut Province, Argentina. During the Fiscal Year ended June 30, 2009, the Company disposed of its entire interest in the La Pampa Uranium Project.

The project was at the exploration stage and did not contain proven mineral reserves.

During Fiscal 2009, the Company reassessed the potential of the project as well as the agreement with Pacific Bay and determined that the potential did not justify further work. Portal renounced the mining rights under the project, and wrote-off the capitalized project expenditures of $679,343.

United States Properties

Nevada Properties

On September 2, 2008, the Company announced that it had entered into an option agreement under which it has the right to acquire from Claremont Nevada Mines, Scoonover Exploration, and JR Exploration (the “Vendors”) 100% interest (subject to a 3% NSR) in three properties located in the Walker Lane Belt and Battle Mountain/Eureka Trend in Nevada. Terms of the renewable ten year option include total cash advance royalty payments of US$10,000 on the first anniversary, $15,000 on the second, $20,000 on the third, $25,000 on the fourth, and $30,000 on the fifth and each subsequent anniversary date to maintain the option in good standing. Portal, through its subsidiary, Portal Resources US Inc., could acquire a 100% interest in the properties by making an additional payment of $1,000 and delivering a final feasibility study on any of the properties. The Vendors will retain a 3% NSR, which Portal may reduce to 1% for a payment of US$1,000,000.

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

Disposal of Nevada Project Interests

Under an Assignment Agreement dated May 29, 2009 between the Company and Pengram Corporation, the Company agreed to transfer all the rights on the Nevada claims in exchange for 150,000 Pengram common shares. With the completion of the assignment agreement, the Company has no further interest in the Golden Snow, Fish and CPG properties.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 14 to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.02 on November 30, 2011.

The Company has since inception financed its activities through the issuance of equity.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as the majority of the Company’s properties are at the exploration stage. The Company is currently in the process of purchasing operating oil and gas assets for $9.1 million, depending upon TSX Venture Exchange approval and financing. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

Results of Operations

Year Ended 6/30/11 vs. Year Ended 6/30/10

During the year, the Company acquired a 25% working interest and began oil production on the Salt Lake project in Saskatchewan and increased its interest in the Bigwave JV 28.5%.

The net loss for the year was ($1,221,297), or ($0.04) per share, compared to the net loss of ($1,145,548), or ($0.04) per share, in the year ended June 30, 2010. The higher net loss was primarily due to higher operational expenses related to the newly acquired oil and gas properties and additional salaried employees.

Revenue for the year was $45,560, with the entire amount received from Oil and Gas Revenue on the Salt Lake project of $47,041 and Royalties of ($1,481). General and Administrative expenses increased to ($1,276,753) from ($1,127,317). Large increases in expenses included Consulting and Management Fees, which rose to ($179,043) from ($96,901), and Salaries and Benefits, which increased to ($364,795) from ($234,187), as the Company increased these expenditures to support the additional property acquisitions; Office and Miscellaneous rose to ($101,074) from ($94,203) due to higher support costs for the additional personnel; Investor Relations, which rose to ($140,399) from ($71,590) due to additional investor conference attendance to increase awareness of the Company's projects and an increase in attorney's fees paid in relation to the Company's annual general meeting; Rent increased to ($107,274) from ($90,035) due to a decrease in rent recoveries from office space rented to other companies; and Travel increased to ($50,012) from ($26,332) due to a higher number of trips to the Company's oil and gas projects. The Company also had expenses related to the initiation of oil and gas production in fiscal 2011, including Oil and Gas Operating Expenses of ($19,672) and Depletion of Oil and Gas Properties of ($11,565). Large decreases in expense items occurred in Project Investigation, which declined to ($15,175) from ($158,152) as management shifted focus to the newly acquired projects; Stock-based Compensation, which fell to ($173,235) from ($219,842) due to a decreased vesting of officer, director and employee stock options; and Accounting and Audit, which declined to ($8,600) from ($27,210) due to a reduction of auditor's fees.

Interest Income fell to $324 from $5,554 due to lower cash balances and lower rates of return on cash and cash equivalents. The Company also had a Gain on the Sale of Equipment of $9,026, and the Unrealized Gain on Marketable Securities of $546 related to the increase in market value of the Company’s 150,000 common shares of Pengram Corporation received from the sale of its Nevada mineral exploration properties.

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

The loss of the sale of mineral properties in Fiscal 2009 totaled ($5,052,205) as the Company sold its subsidiary which held its Argentina property interests and sold its interests in the Nevada properties. There were no property write offs in Fiscal 2010. General and Administrative expenses decreased to ($1,127,317) from ($1,394,172). Large changes in expenses occurred in Salaries and Benefits, which declined to ($234,187) from ($533,915) due to decreased staffing levels as well as a non-recurring $150,000 compensation package paid to an officer and director in fiscal 2009; Consulting and Management Fees, which fell to ($96,901) from ($130,738) due to consulting services on the Company’s Argentina projects which ended with the sale of the properties; Accounting and Audit, which declined to ($27,210) from ($62,116), Legal, which declined to ($34,623) from ($74.420), Travel, which declined to ($26,332) from ($70,775), and Office and Miscellaneous, which fell to ($94,203) from ($139,729), all were lower in Fiscal 2010 due to the sale of the Company’s mineral properties. Rent expense declined to ($90,035) from ($101,395) due to an increase of recovery changes from other companies which sub-leased office space from the Company. Increases in expense items occurred in Project Investigation, which rose to ($158,152) from ($67,119) as the Company increased its efforts in finding new project opportunities; Foreign Exchange, which rose to ($9,905) from a gain of $624 due to unfavorable exchange rates during fiscal 2010; and Stock-based Compensation, which increased to ($219,842) from ($21,811) as the Company granted options to its officers, directors, employees and consultants in fiscal 2010.

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

The loss of the sale of mineral properties totaled ($5,052,205) as the Company sold its subsidiary which held its Argentina property interests and sold its interests in the Nevada properties. The Company also recorded a Write-off of Unproven Mineral Rights of ($4,215) compared to the prior year which totaled ($1,782,804). General and Administrative expenses decreased to ($1,394,172) from ($1,667,058). Large increases in expenses occurred in Consulting and Management Fees, which rose to ($130,738) from ($55,115) due to finder’s fees and project search services; Project Investigation, which rose to ($67,119) from ($41,451) as the Company searched for new resource exploration projects; and Legal Fees, which rose to ($74,420) from ($40,236) as the company negotiated and sold its mineral exploration projects. Rent increased to ($101,395) from ($44,991) as a company with directors in common ended its sublease of a portion of the Company’s office space, and Salaries and Benefits rose to ($533,915) from ($459,298) due to a compensation package of ($150,000) paid to an officer and director, and lower salary recovery costs from other companies. Large decreases in expenses occurred in Bank Charges and Interest, which fell to ($6,993) from ($21,102); Investor Relations, which declined to ($124,780) from ($412,068) due to lesser attendance at investor conferences and a cost reduction related to the Company’s annual report; and Stock-based Compensation, which fell to ($21,811) from ($147,744) as fewer stock options were granted to management and directors in the current year. Certain expenses declined due to the disposal of all of the Company’s mineral property interests in Argentina, including Foreign Asset Tax, which fell to ($496) from ($21,938), Valuation Allowance for Foreign Value Added Tax Credit (IVA) which declined to ($1,751) from ($46,197), and Foreign Exchange, which was a gain of $624 compared to a loss of ($34,120) in the prior year.

Interest Income fell to $65,418 from $161,429 due to lower cash balances and lower rates of return on cash and cash equivalents. The Company also had a Gain on the Sale of Equipment of $25,167, and the Unrealized Loss on Marketable Securities of ($6,229).

Liquidity and Capital Resources

The Company’s working capital position at June 30, 2011 was $857,830, including cash of $1,000,723, short term investments of $26,696, and marketable securities of $10,127. The Company will require additional funding for its anticipated exploration and development budget of approximately $3,000,000 in fiscal 2012. The Company will also require additional funding of $8,600,000 in order to complete the acquisition of operating oil and gas assets in west-central Saskatchewan which was announced in October 2010.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years.

Table No. 4 Common Share Issuances

Fiscal Year Ended June 30	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2007	Acquisition of Resource Property	100,000	$ 0.78	$ 78,000
	Exercise of Warrants	759,000	Various	569,250
	Exercise of Options	12,500	Various	8,300

2008	Private Placement	7,887,000	$ 0.65	$ 5,126,550
	Exercise of Options	5,000	$ 0.52	2,600

2009	None

2010	Purchase of Oil & Gas Interest	500,000	$ 0.18	$ 90,000

2011	Private Placement	6,410,000	$0.125	$ 801,250
	Private Placement	10,152,500	$ 0.20	2,030,500
	Private Placement	1,804,000	$ 0.25	451,000
	Exercise of Options	227,500	Various	27,676

Fiscal Year Ended 6/30/2011

At the end of the fiscal year, the Company's working capital position at June 30, 2011 was $822,318 compared to $464,427 as of June 30, 2010. During the year, Operating Activities used cash of ($1,023,677), which included the net loss for the year of ($1,221,297). Items not involving cash included Stock-based Compensation of $173,235, Amortization of $22,392, Depletion of Oil and Gas Properties of $11,565, Unrealized Gain on Marketable Securities of ($546), and Gain on Sale of Equipment of ($9,026). Changes in Non-cash Working Capital included an increase in Amounts Receivable of ($6,215), an increase in Prepaid Expenses of ($19,551), and an increase in Accounts Payable and Accrued Liabilities of $130,951. Investing Activities used cash of ($1,391,880). Expenditures on Oil and Gas Properties used cash of ($1,591,807), and Purchase of Equipment used cash of ($64,099). Proceeds from the Sale of Equipment provided cash of $15,500 and the sale of Short-term Investments provided cash of $248,526. Financing Activities provided cash of $3,173,486, with Shares Issued for Cash providing cash of $3,282,750 and Exercise of Stock Options providing cash of $27,676. Share Issue Costs used cash of ($136,940).

During the year, the Company complete three private placements of its common shares. In February 2011, a placement of 6,410,000 units was close at a price of $0.125 per unit for gross proceeds of $801,250. Each unit consisted of one common share and one common share purchase warrant. Each warrant is exercisable to buy one common share at a price of $0.15 until February 17, 2012. In May 2011, the company closed two private placements. Under the first, the Company sold 10,152,500 units at a price of $0.20 per unit for gross proceeds of $2,030,500. Each unit consisted of one common share and one-half of a share purchase warrant, with each full warrant exercisable into a common share at a price of $0.25. 2,988,750 of the warrants are exercisable until May 20, 2012 and 2,087,500 are exercisable until May 30, 2012. Under the second private placement in May, the Company sold 1,804,000 flow-through units at a price of $0.25 per unit for gross proceeds of $451,000. Each flow-through unit consisted of one flow-through common share and one-half of a common share purchase warrant with each full warrant exercisable into a common share of the Company at a price of $0.35. Of these warrants, 870,000 are exercisable until May 20, 2012 and 32,000 are exercisable until May 30, 2012. The Company also received cash proceeds of $27,676 from the exercise of 227,500 share purchase options.

Cash and cash equivalents and short-term investments totaled $1,000,723 at June 30, 2011, compared to $137,609 at June 30, 2010, an increase of $863,114.

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

Cash and cash equivalents and short-term investments totaled $412,831 at June 30, 2010, compared to $1,504,528 at June 30, 2009, a decrease of ($1,091,697).

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

Basis of presentation and principles of consolidation

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The differences between those principles and the ones that would be applied under U.S. generally accepted accounting principles (U.S. GAAP) are disclosed in Note 14.

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

Revenue

Revenue is recognized when it is probable that the economic benefits will flow to the Company and delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. These criteria are generally met at the time the product is shipped and delivered to the customers and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained. Revenue is measured based on the price specified in the sales contract.

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

Capitalized costs, together with estimated future capital costs associated with proven developed reserves, are depleted and depreciated using the unit-of-production method based on estimated proven developed reserves (before royalties) of petroleum and natural gas. For purposes of this calculation, reserves and production are converted to equivalent units of oil based on relative energy content of six thousand cubic feet of natural gas to one barrel of oil.

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of the fair value can be made based on expected future cash outflows discounted to present value.

Asset Retirement Obligations

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

Flow-through shares

Share capital includes flow-through shares issued pursuant to certain provisions of the Income Tax Act. Under the Act, where the share proceeds are used for eligible expenditures, the related income tax deductions may be renounced to the flow-through shareholders. As tax deductions are renounced, share capital and future income taxes are adjusted by an amount equal to the estimated future income taxes payable by the Company as a result  of the renunciations.

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during the period.  Fully diluted loss per share amounts are not presented, as they are anti-dilutive.

Comprehensive loss

Comprehensive loss is the overall change in the net assets of the Company for the period, other than changes attributed to transactions with shareholders. It is made up of net loss and other comprehensive loss. The historical make up of net loss has not changed. Other comprehensive loss includes gains or losses, which GAAP requires to be recognized in a period but excluded from net income for that period. The Company has no items of other comprehensive loss in any period presented. Accordingly, net loss as presented in the Company’s statement of operations and comprehensive loss equals comprehensive loss.

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

Financial instruments

The Company classifies its financial instruments into one of the following categories: held-to-maturity investments, loans and receivables, available-for-sale, held for trading or other financial liabilities. The Company has designated its cash, marketable securities, and short-term investments as held-for-trading, amounts receivable as loans and receivables and accounts payable and accrued liabilities as other financial liabilities.

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

Transaction costs that are directly attributable to the acquisition or issue of financial instruments and that are classified as other than held-for-trading, are expensed as incurred and included in the initial carrying value of such instruments.

Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

US GAAP Reconciliation with Canadian GAAP

Oil and Gas Properties

With respect to the Company’s oil and gas properties, the company uses “successful efforts method” of accounting. Under this method, oil and gas lease acquisition costs and intangible drilling costs associated with exploration efforts that result in the discovery of proved reserves and costs associated with development drilling, whether or not successful, are capitalized when incurred. If proved commercial reserves are not discovered, such drilling costs are expensed. In some circumstances, it may be uncertain whether proved commercial reserves have been found when drilling has been completed. Under Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 932, Extractive Activities – Oil and Gas (“ASC 932”), such exploratory well drilling costs may continue to be capitalized if the reserve quantity is sufficient to justify its completion as a producing well and sufficient progress in assessing the reserves and economic and operating viability of the project is being made. We assess our capitalized exploratory wells pending evaluation periodically to determine whether costs should remain capitalized or should be charged to earnings. As at June 30, 2011, there was no difference in the financial statements in applying these methods of accounting.

Unproven Mineral Rights

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

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Canadian Income Tax Act) and renounced the related income tax deductions to the investors. Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of share capital at the price paid for the shares, net of any future income tax liability (“FIT”). Under US GAAP, SFAS 109 ASC Topic 740, “Accounting for Income Taxes” (SFAS109), the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized initially for the premium paid by the investors. For the fiscal year ended June 30, 2011, the Company recognized future tax related to premium on flow-through financing under U.S. GAAP of ($90,200).

Recent Accounting Policies Not Yet Adopted

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

Variation in Operating Results

During the fiscal year ended June 30, 2011, the Company began commercial oil production from its 25% interest in the Salt Lake Property in Saskatchewan. Revenue from operations may be highly variable, depending on volume of products produced, prevailing commodity prices and production costs. The Company also derives interest income on its bank deposits, which depend on the Company's ability to raise funds.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as noted in Note 14 to the financial statements.  The value of the Canadian Dollar in relationship to the US Dollar was $1.02 on November 30, 2011.

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

Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

Tabular Disclosure of Contractual Obligations

The following table discloses the Company's contractual obligation as of June 30, 2011.

Table No. 5 Contractual Obligations As of June 30, 2011

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating Lease Commitments	$160,158	$94,961	$65,197	Nil	Nil

The Company’s Operating Lease Commitment is an obligation under a lease for corporate offices in Vancouver that is in effect until February 28, 2013.

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of November 30, 2011 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are residents of Canada and are citizens of Canada except for David Hottman, who is a citizen of the United States. The anticipated date of expiry of the current term for directors will be the 2011 Annual General Meeting, which is scheduled to be held on December 16, 2011.

Table No. 6 Directors

Name	Age	Date First Elected/Appointed
Mark T. Brown (1)	43	August 14, 2000
David Hottman (2)	50	August 14, 2000
John M. MacRae	62	September 9, 2010
Gary D. Nordin (2)	64	May 26, 2010
Barry J. Reid	48	September 9, 2010
Frank Wheatley (1) (2)	43	May 4, 2004

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

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as first adopted at the Company’s Annual and Extraordinary General Meeting held on December 1, 2005, and as detailed in the Management Information Circular dated November 18, 2011.  Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 7 lists, as of November 30, 2011, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada except for David Hottman, who is a citizen of the United States.

Table No. 7 Executive Officers

Name	Position	Age	Date of Appointment
David Hottman	President and CEO	50	August 1, 2008
Barry J. Reid	Chief Operating Officer	48	September 9, 2010
Mark T. Brown	CFO and Corporate Secretary	43	February 29, 2008

David Hottman has over 20 years of experience in the mineral exploration and mining sector in both management and in corporate finance. He was a founder and Director of HRC Development and Eldorado Gold Corporation and was involved in business development for Bema Gold, HRC Development and Eldorado. He was a founder, Director and Chairman of Nevada Pacific Gold Ltd., a gold mining company from 1997 to its acquisition by US Gold Corp in 2007. He currently serves as Chairman of Galileo Minerals, a private mineral exploration company and as President and Chief Executive Officer of Orestone Mining Corp, a mineral exploration company traded on the TSX Venture Exchange. Mr. Hottman devotes approximately 75% of his time to the Company’s affairs.

Barry J. Reid is a graduate of the University of Alberta and is accomplished mechanical engineer with 25 years of oil and gas experience in Western Canada. His work has covered all aspects of the oil and gas business from corporate start ups, project evaluations and acquisitions through design and implementation, to the management and optimization of production projects. Most recently he has successfully built and sold two of his own private E&P companies, and has also been self-employed as a Geological Consultant since 2002. During his career Mr. Reid has held positions with Husky Energy/Renaissance Energy and Dome Petroleum among others. As a Senior Exploitation Engineer with Husky Energy Mr. Reid's responsibilities included pool development, optimization and an ongoing review of new techniques for horizontal drilling, water shut-offs, stimulations and re-completions. He is currently President of Bay Trail Resources Ltd., a private oil and gas company. Mr. Reid devotes approximately 75% of his time to the Company’s affairs.

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He also is a former and current officer and director of other public companies. His current officer and directorships include: A Director of Almaden Minerals Ltd., a resource exploration company traded on the TSX and the NYSE Amex; a Director of Animas Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; a Director of Avrupa Minerals Ltd. (formerly Everclear Capital Ltd.), a resource exploration company traded on the TSX Venture Exchange; Chief Financial Officer, Corporate Secretary and a Director of Big Sky Petroleum, an oil and gas exploration company traded on the TSX Venture Exchange; A Director of Estrella Gold, a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer of Pitchstone Exploration Ltd., a mineral exploration company traded on the TSX Venture Exchange; A Director of Rare Element Resources Ltd., a mineral exploration company traded on the TSX Exchange and NYSE Amex; a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange; and A Director of Sutter Gold Mining Inc., a mineral exploration company traded on the TSX Venture Exchange; Mr. Brown devotes approximately 10% of his time to Company affairs.

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

Gary Nordin is a geologist with 40 years of experience in exploration and development of gold and metals deposits. He holds a B.Sc. in Geology (Honors) from the University of Alberta. He is a founder and former Director and Vice President Exploration of Bema Gold Corporation from 1982 to 1989, and from 1990 to 2001 he was a founder and Director and Vice President Exploration of Eldorado Gold Corporation where he was responsible for property evaluation as well as exploration and development of the company’s gold projects and mines. Since 1989, he has been President of Discovery Resource Corp, a private mineral exploration company, and served as a Director and Vice-President of Portal from 2004 until September 2009. He also currently serves as a Director of Canasil Resources, a mineral exploration company traded on the TSX Venture Exchange; a Director of Fortunate Sun Mining, a mineral exploration company traded on the TSX Venture Exchange; a Director of Rae Wallace Mining, a mineral exploration company traded OTC in the United States;  and a VP Exploration and Director of Orestone Mining Corp, a mineral exploration company traded on the TSX Venture Exchange. He devotes approximately 15% of his time to the Company’s affairs.

Frank Wheatley is an attorney who holds Bachelor of Commerce and Bachelor of Laws degrees from the University of British Columbia. He has 22 years of experience as a director, senior officer and legal counsel to a number of public mining and mineral exploration companies. He was in private legal practice from 1985 until 1996 when he became Vice-President, Legal Affairs with Eldorado Gold Corporation.  From 1999 to 2010 Mr. Wheatley was Vice-President and General Counsel of Gabriel Resources Ltd., a gold development company developing a gold project in Romania which is traded on the TSX Exchange. Since 2010, Mr. Wheatley has been a Director and Executive Director Corporate Affairs and Strategy of Talison Lithium Limited, a lithium production company traded on the TSX Exchange. Mr. Wheatley is also currently a Director and Corporate Secretary of Lithic Resources, a mineral exploration company traded on the TSX Venture Exchange, and a Director of Teranga Gold, a gold producer traded on the TSX Exchange. Mr. Wheatley devotes approximately 5% of his time to the Company’s affairs.

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

Independent Directors receive compensation of $2,000 per quarter. Additionally, any Independent Director that acts as chair of a committee receives an additional $2,000 per year.

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company’s shareholders’ approved a formal stock option plan for the granting of incentive stock options during the most recently completed fiscal year. An amendment to the formal stock option plan was approved by shareholders at the Annual General Meeting held on December 14, 2007. An amended and restated stock option plan was approved by the Board of Directors on November 8, 2011, and will be voted  upon by shareholders at the 2011 Annual General and Special Meeting of Shareholders scheduled to be held on December 16, 2011. Refer to ITEM #10, "Stock Options".

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 8 Summary Compensation Table All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Directors Fees	Options Granted	Other Compensation
David Hottman, President and CEO (from 8/1/2008) Chairman & Director (1)	2011 2010 2009	$ 139,500 $ 120,000 $ 113,583	Nil Nil Nil	Nil Nil 528,600	Nil $ 4.745 $ 4,130

Barry Reid, Chief Operating Officer & Director	2011 2010	$ 104,500 Nil	Nil Nil	300,000 100,000	Nil Nil

Bruce Winfield, President and CEO (to 8/1/08) and former Director (1)(2)	2011 2010 2009	Nil Nil $ 18,992	Nil Nil $ 7,500	Nil Nil 150,000	Nil Nil $ 152,162

Mark T. Brown, CFO (from 2/29/08) and Director (3)	2011 2010 2009	Nil Nil Nil	Nil Nil Nil	Nil Nil 228,600	$ 6,340 $ 11,195 $ 9,707

John MacRae, Director (4)	2011 2010	Nil Nil	$ 6,667 Nil	100,000 100,000	$ 62,450 Nil

Gary Nordin, Director (5)	2011 2010 2009	Nil Nil Nil	$ 8,000 $ 2,000 $ 6,000	Nil Nil 375,000	Nil $ 5,040 Nil

Frank Wheatley, Director	2011 2010 2009	Nil Nil Nil	$ 10,000 $ 9,167 $ 6,000	Nil Nil 200,000	Nil Nil Nil

Joe Tai, Former Director	2011 2010 2009	Nil Nil Nil	$ 1,334 $ 8,000 $ 2,000	Nil 50,000 200,000	Nil Nil Nil

Winnie Wong, Former Director	2011 2010	Nil Nil	$ 1,334 $ 4,667	Nil 50,000	Nil Nil

(1)

“Other Compensation” for Bruce Winfield and David Hottman includes insurance benefit obligations paid by the Company.

(2)

$150,000 of Mr. Winfield’s “Other Compensation” relates to a compensation package received when he ceased to be the CEO.

(3)

Mark Brown’s “Other Compensation” is administrative consulting fees paid to Pacific Opportunity Capital, a private consulting firm for which Mr. Brown is President and a director.

(4)

John MacRae's "Other Compensation" is consulting fees paid to XWUP XWUP Energy Inc., a private company owned by Mr. MacRae.

(5)

Gary Nordin’s “Other Compensation” is consulting fees paid to Discovery Resource, a private company owned by Mr. Nordin.

No funds were set aside or accrued by the Company during Fiscal 2011 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

•

selecting (or recommending that the Board select) the director nominees for the next annual meeting of shareholders;

•

developing qualification criteria for Board members for recommendation to the Board in accordance with the Company’s corporate governance guidelines;

•

in conjunction with the Chairman, assigning Board members to the various committees of the Board;

•

reviewing annually or more often if appropriate:

(a)

committee members’ qualifications and requirements;

(b)

committee structure (including authority to delegate); and

(c)

committee performance (including reporting to the Board). The committee is to make recommendations to the Board, as appropriate, based on its review;

•

recommending to the Board compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board;

•

developing and recommending to the Board corporate governance principles applicable to the Company;

•

monitoring the Company’s overall approach to corporate governance issues and administering a corporate governance system which is effective in the discharge of the Company’s obligations to its shareholders;

•

in conjunction with the Chairman, overseeing the evaluation of the Board and of the Company and making recommendations to the Board as appropriate;

•

reviewing and reassessing at least annually the adequacy of the Company’s corporate governance guidelines and the Corporate Governance Committee’s terms of reference and recommending any proposed changes to the Board for approval. The Corporate Governance Committee must also annually review its own performance;

•

monitoring and making recommendations to the Board in respect of total compensation paid by the Company to its senior executives; and

•

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

A copy of the current Audit Committee Charter was included in the Company’s Management Information Circular dated November 18, 2011.

Mandate

The primary function of the audit committee (the “Committee”) is to assist the Board of Directors (“Board”) in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. The Committee’s primary duties and responsibilities are to:

•

serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;

•

review and appraise the performance of the Company’s external auditor; and

•

provide an open avenue of communication among the Company’s auditor, financial and senior management and the Board.

Composition

The Committee shall be comprised of at least three directors as determined by the Board, all of whom shall be “independent” directors except as permitted by applicable securities regulatory guidelines (including applicable exemptions while the Company is a “venture issuer” within the meaning of applicable securities legislation). A quorum of the Committee shall be a majority of the members. Each member of the Committee will be a member of the Board. In the event of an equality of votes, the Chair of the Committee shall not have a second casting vote.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least once annually, or more frequently as circumstances dictate or as may be prescribed by securities regulatory requirements. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditor in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1.

Documents/Reports

(a)

review and update, if applicable or necessary, this Audit Committee Charter annually;

(b)

review with management and the independent auditor the Company’s annual and interim financial statements, management’s discussion and analysis, any annual and interim earnings press releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the external auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available;

(c)

review analyses prepared by management and/or the external auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;

(d)

review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company;

(e)

review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the external auditor, based on the terms of reference agreed upon by the external auditor and the Committee;

(f)

review expenses of the Board Chair and Chief Executive Officer, Chief Financial Officer and Chief Operating Officer annually; and

(g)

ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

.2.

External Auditor

(a)

review annually, the performance of the external auditor who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;

(b)

obtain annually, a formal written statement of external auditor setting forth all relationships between the external auditor and the Company;

(c)

review and discuss with the external auditor any disclosed relationships or services that may have an impact on the objectivity and independence of the external auditor;

(d)

take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(e)

recommend to the Board the selection and, where applicable, the replacement of the external auditor nominated annually for shareholder approval;

(f)

recommend to the Board the compensation to be paid to the external auditor;

(g)

at each meeting, where desired, consult with the external auditor, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements;

(h)

review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(i)

review with management and the external auditor the audit plan for the year-end financial statements; and

(j)

review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditor. The authority to pre-approve non-audit services may be delegated by the Committee to one or more independent members of the Committee, provided that such pre-approval must be presented to the Committee’s first scheduled meeting following such pre-approval. Pre-approval of non-audit services is satisfied if:

(i)

the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Company and subsidiaries to the Company’s external auditor during the fiscal year in which the services are provided;

(ii)

the Company or a subsidiary did not recognize the services as non-audit services at the time of the engagement; and

(iii)

the services are promptly brought to the attention of the Committee and approved, prior to completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee.

3.

Financial Reporting Processes

(a)

in consultation with the external auditor, review with management the integrity of the Company’s financial reporting process, both internal and external;

(b)

consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;

(c)

consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditor and management;

(d)

review significant judgments made by management in the preparation of the financial statements and the view of the external auditor as to appropriateness of such judgments;

(e)

following completion of the annual audit, review separately with management and the external auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(f)

review any significant disagreement among management and the external auditor in connection with the preparation of the financial statements;

(g)

review with the external auditor and management the extent to which changes and improvements in financial or accounting practices have been implemented;

(h)

review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

(i)

review certification process;

(j)

establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(k)

establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

4.

Other

(a)

review any material related party transactions;

(b)

engage independent counsel and other advisors as it determines necessary to carry out its duties; and

(c)

to set and pay compensation for any independent counsel and other advisors employed by the Committee.

Staffing

The Company currently has 3 employees and 3 executive officers. The employee are an accountant, an executive assistant, and an investor relations person, all located in Vancouver.

During the last 3 fiscal years, the Company has sublet office space to exploration and development stage companies, and have provided office services to others. Several of these companies have officers/directors in common with Portal. Portal charges these companies for Rent, Human Resources, and Office Expenses. In fiscal 2011 ended June 30, 2011, the companies that sublet office space from Portal were Nanika Resources and Changyu MedTech.  The Companies to which Portal provided office services and human resources in Fiscal 2011 were Canasil Minerals, Galileo Minerals Ltd., and Orestone Mining. The fiscal 2011 chargers to these companies were $54,428 (fiscal 2010 - $67,566; fiscal 2009 - $69,366).

Oil and Gas exploration is currently conducted by the Company and the Company’s joint-venture partners as operator. Portal utilizes outside contractors under the supervision of Company personnel when needed.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 9 lists, as of November 22, 2011, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9 Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	David Hottman (1)	2,453,500	4.96%
Common	Mark T. Brown (2)	847,500	1.71%
Common	John M. MacRae (3)	230,000	0.47%
Common	Gary Nordin (4)	1,280,000	2.61%
Common	Barry Reid (5)	850,000	1.73%
Common	Frank Wheatley (6)	347,700	0.71%

	Total Directors/Officers	6,008,700	11.75%

(1)

Of these shares, 728,600 represent exercisable share purchase options.

(2)

Of these shares, 50,000 are owned in Spartacus Management Inc., a private company which is beneficially owned by Mark T. Brown; 427,500 are owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown; and 370,000 represent exercisable share purchase options.

(3)

Of these shares, 200,000 represent exercisable share purchase options.

(4)

Of these shares, 340,000 shares are owned by Discovery Resource Corporation, a private company owned by Gary Nordin, and 375,000 represent exercisable share purchase options.

(5)

Of these shares, 400,000 represent exercisable share purchase options.

(6)

Of these shares, 300,000 represent exercisable share purchase options.

Based upon 48,745,539 shares outstanding as of November 22, 2011, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 13, “Stock Options Outstanding” below.

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

On November 22, 2011 the shareholders' list for the Company's common shares showed 25 registered shareholders, including depositories, and 48,745,539 shares issued and outstanding. Of the total registered non-depository shareholders, 10 are resident in Canada holding 44,084,374 common shares, or 90.4% of the total issued and outstanding; 11 shareholders are resident in the United States holding 4,375,000 common shares, or 9.0% of the issued and outstanding, and 4 shareholders are resident in other nations, holding 286,165 common shares, or 0.6% of the issued and outstanding.

The Company is aware of one persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of November 22, 2011, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10 5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Pinetree Resource Partnership	6,000,500	12%

Based upon 48,745,539 shares outstanding as of November 22, 2011, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 13, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

During Fiscal 2011, the Company paid Pacific Opportunity Capital, a private company with Mark T. Brown as an officer and director in common, an aggregate of $7,101 (2010 - $11,755; 2009 - $9,707) for fees and expense reimbursements.

During Fiscal 2011, the Company paid XWUP XWUP Energy, a private energy consulting company with John MacRae as President, $69,942 (2010 - $Nil; 2009 - $Nil) for consulting services.

During Fiscal 2011, the Company received $26,418 (2010 - $57,861; 2009 - $18,832) from Galileo Minerals Ltd, a private mineral exploration company with David Hottman as directors in common, for administrative expenses and expenses reimbursements.

During Fiscal 2011, the Company received $47,772 (2010 - $8,685; 2009 - $42,374) from Canasil Resources Inc., a public mineral exploration company with Gary Nordin as Director in common, for rent, parking, and office expenses.

During Fiscal 2011, the Company received $Nil (2010 - $1,050; 2009 - $3,124) from Discovery Resource Corp., a private mineral exploration company with Gary Nordin as Director in common, for rent expense. The Company also paid $Nil (2010 - $5,040; 2009 - $Nil) to Discovery Resource for consulting services.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report.  The audit report of DeVisser Gray LLP, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

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

As a result of the adjustments, Note 15 for the fiscal year ended June 30, 2010 was restated as follows:

	As previously reported under U.S. GAAP	Adjustment	As restated

Oil and gas properties	$ -	$ 361,437	$ 361,437

Net loss	$ (1,762,078)	$ 361,437	$ (1,400,641)

Deficit	$ (14,032,851)	$ 361,437	$ (13,671,414)

Cash flows - operating activities	$ (1,441,946)	$ 83,444	$ (1,358,502)

Cash flows - investing activities	$ 1,643,198	$ (223,675)	$ 1,419,523

Change from Canadian GAAP to International Financial Reporting Standards ("IFRS")

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.

The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011. For PAE’s with a December 31 year-end, the first unaudited interim financial statements under IFRS will be the quarter ending March 31, 2011, with comparative financial information for the quarter ended March 31, 2010. Therefore, for the Company, the first audited financial statements will be for the year ending June 30, 2012, with comparative financial information for the year ended June 30, 2011. This also means that all opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the July 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the September 30, 2011 unaudited interim financial statements.

IFRS ACCOUNTING POLICIES

The Company intends to adopt these requirements as set out by the AcSB and other regulatory bodies. At this time, the impact of adopting IFRS cannot be reasonably quantified.

The Company has identified the following differences between current Canadian GAAP and IFRS which may have a significant effect on its future financial reporting:

Property, plant and equipment (“PP&E): PP&E is the most significant area impacted by the adoption of IFRS. The Company currently follows the successful efforts method of accounting, which has no equivalent guideline under IFRS but is generally consistent with the requirement under IFRS. The Company is required to retrospectively determine the carrying amount of oil and gas assets at the date of transition to IFRS, or use the fair value or revaluation amount as the new deemed cost under IFRS.

In moving to IFRS, the Company may adopt different accounting policies for pre-exploration activities, Exploration and Evaluation (“E&E”), depletion, and accounting for gains and losses on property dispositions, significant components of PP&E, and other material non-monetary transactions.

Pre-exploration costs are costs incurred before the Company obtains the legal right to explore an area. The Company currently expenses these total costs, which is consistent with the requirements under IFRS.

During the E&E phase, the Company expenses all geological and geophysical costs as they are incurred, and capitalizes all other E&E costs for these projects until such time as the related well is determined to be successful or not. Depending on this determination, the other costs may be capitalized or expensed. Under IFRS, the Company has the choice to either capitalize E&E costs until technical feasibility and commercial viability of an E&E project are determined or to expense these costs as incurred. Once technical feasibility and commercial viability of an E&E project is determined, the related costs, net of any impairment, are transferred to the Developed and Producing (D&P) category. If the Company’s policy is to continue capitalizing E&E project costs under IFRS, the Company has the alternative to either begin depleting the related costs when in the E&E phase or to deplete the costs once the project has demonstrated technical feasibility and commercial viability and is in the D&P phase.

Under successful efforts accounting, the Company calculates depletion at the pool level. Under IFRS, depletion may be calculated at a lower or higher unit of account. Under IFRS, the Company has the option to continue depleting its reserves over total proved developed reserves or use another basis which more accurately reflects the useful life of the Company’s oil and gas assets.

Impairment Testing: Under Canadian GAAP, the recoverable amount of the Company’s oil and gas assets for impairment test purposes is determined using undiscounted future cash flows from proved developed reserves. Under IFRS, the recoverable amount is calculated using discounted future cash flows from proved or proved plus probable reserves. In addition, impairment testing under Canadian GAAP is performed at the country cost level, while under IFRS it will be performed at a lower level referred to as cash-generating unit. Canadian GAAP prohibits reversal of impairment losses. Under IFRS, if the conditions giving rise to impairment have reversed, impairment losses previously recorded would be partially or fully reversed to eliminate the write-downs recorded.

Asset Retirement Obligation: Under Canadian GAAP, the Company recognizes a liability for the estimated fair value of future asset retirement obligations associated with PP&E. The fair value is capitalized and amortized over the same period as the underlying assets. The liability is calculated based on the estimated costs to abandon and reclaim its net ownership interest in wells and facilities, including an estimate for the timing of the costs to be incurred in future periods. These cash outflows are discounted using a credit adjusted risk-free rate of 8% under Canadian GAAP. Changes in the net present value of the future retirement obligation are expensed through accretion as part of depletion.

Under IFRS, asset retirement obligations are calculated at each reporting period by estimating the risk-adjusted future cash outflows which are discounted using a risk-free rate. Due to the change in the discount rate from a credit-adjusted rate to risk-free rate, the Company anticipates an increase in the discounted future asset retirement obligation.

Stock Based Compensation: IFRS 2 (Share-Based Payments) requires the expense related to share based payments to be recognized as the options vest. For options with different vesting periods, each vesting tranche must be treated as a separate option grant which accelerates the expense recognition in comparison to Canadian GAAP, and allows for the expense to be recognized on a straight-line basis over the period the options vest. The Company must also apply an estimated forfeiture rate at the initial grant date for each option tranche.

Income Tax: In transitioning to IFRS, the Company’s deferred tax balances will be directly impacted by the tax effects resulting from changes required by the above IFRS accounting policy differences. As the Company is still determining the impact of the IFRS transition, the income tax impacts of the differences are not reasonably determinable at this time.

DISCLOSURE CONTROLS AND PROCEDURES

The transition to IFRS is not expected to have a significant impact on its disclosure controls and procedures. The Company will continue to asses stakeholders’ information requirements and will ensure that adequate and timely information is provided so that all stakeholders remain apprised through the transition.

IMPACT TO THE COMPANY'S BUSINESS

The Company does not expect that the adoption of IFRS will have a significant impact or influence on its business activities, operations or strategies going forward. Management will continue to closely monitor the impact of IFRS on its business activities.

The Company has evaluated and will implement necessary changes to its information systems for significant areas of impact.

The majority of the Company’s audit committee is sophisticated business people with knowledge in accounting or has taken professional courses relevant to IFRS conversion, and as such, does not need to be convinced or re-educated as to the specifics of IFRS conversion. The Company’s staff, in conjunction with its CFO, has adequate resources with which to carry out the conversion, as well as to carry on the day-to day operations of the Company. The Company’s staff is taking professional development courses relating to IFRS conversion.

At present, the Company has no contracts, debt covenants, capital requirements or compensation contracts that may be affected by changes to financial reporting because of IFRS.

The actual conversion work will occur in fiscal 2010, 2011, and 2012 in anticipation of the preparation of the July 1, 2010 balance sheet that will be required for comparative purposes for the fiscal year ending June 30, 2012.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair values of the Company’s cash, marketable securities, short-term investments, amounts receivable, accounts payables and accrued liabilities approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company may acquire property interests in foreign jurisdictions that may make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

(b)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash and cash equivalents or short-term investments. The Company’s amounts receivable consists primarily of recovered rent and office expense, and tax due from the federal government of Canada.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $1,000.

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

The Company did not have any commodity price contracts in place as at or during the year ended June 30, 2011.

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

Item 9.  Offer and Listing of Securities

As of June 30, 2011 the authorized capital of the Company consisted of 100,000,000 Common Shares without par value and 100,000,000 Preferred Shares without par value.  There were 48,745,539 Common Shares and no Preferred Shares issued and outstanding as of June 30, 2011 and November 30, 2011.

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

Table No. 11 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending November 2011;

•

each of the last twelve fiscal quarters ending the three months ended September 30, 2011; and

•

each of the last five fiscal years ending June 30, 2011.

Table No. 11 TSX Venture Exchange Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

November 2011	$0.14	$0.10	$0.12
October 2011	$0.16	$0.10	$0.13
September 2011	$0.20	$0.10	$0.12
August 2011	$0.21	$0.16	$0.20
July 2011	$0.25	$0.12	$0.15
June 2011	$0.27	$0.21	$0.24

Three Months Ended 9/30/11	$0.29	$0.19	$0.24
Three Months Ended 6/30/11	$0.22	$0.13	$0.21
Three Months Ended 3/31/11	$0.28	$0.16	$0.18
Three Months Ended 12/31/10	$0.21	$0.08	$0.18

Three Months Ended 9/30/10	$0.21	$0.08	$0.18
Three Months Ended 6/30/10	$0.21	$0.10	$0.10
Three Months Ended 3/31/10	$0.27	$0.12	$0.18
Three Months Ended 12/31/09	$0.12	$0.05	$0.12

Three Months Ended 9/30/09	$0.12	$0.09	$0.09
Three Months Ended 6/30/09	$0.12	$0.06	$0.09
Three Months Ended 3/31/09	$0.11	$0.05	$0.06
Three Months Ended 12/31/08	$0.11	$0.03	$0.06

Fiscal Year Ended 6/30/11	$0.28	$0.08	$0.24
Fiscal Year Ended 6/30/10	$0.27	$0.05	$0.10
Fiscal Year Ended 6/30/09	$0.21	$0.03	$0.09
Fiscal Year Ended 6/30/08	$0.78	$0.17	$0.23
Fiscal Year Ended 6/30/07	$0.94	$0.32	$0.76

Table No. 12 lists, as of November 22, 2011, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12 Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
6,410,000	$ 0.15	February 17, 2012
173,950	0.20	May 20, 2012
3,093,750	0.25	May 20, 2012
870,000	0.35	May 20, 2012
26,250	0.20	May 30, 2012
2,087,500	0.25	May 30, 2012
32,000	0.35	May 30, 2012
TOTAL 12,693,450

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

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Investment Industry Regulatory Organization of Canada ("IIROC"). IIROC is a not-for-profit, independent Canadian self-regulatory organization that, among other things, oversees trading in exchanges and marketplaces.

IIROC administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, IIROC monitors real-time trading operations and market-related activities of marketplaces and participants, and also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the TSX, the Toronto Futures Exchange and the IIROC.

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

During the fiscal year ended June 30, 2011, the Company completed three private placements of its common shares. In February 2011, a placement of 6,410,000 units was close at a price of $0.125 per unit for gross proceeds of $801,250. Each unit consisted of one common share and one common share purchase warrant. Each warrant is exercisable to buy one common share at a price of $0.15 until February 17, 2012. In May 2011, the company closed two private placements. Under the first, the Company sold 10,152,500 units at a price of $0.20 per unit for gross proceeds of $2,030,500. Each unit consisted of one common share and one-half of a share purchase warrant, with each full warrant exercisable into a common share at a price of $0.25. 2,988,750 of the warrants are exercisable until May 20, 2012 and 2,087,500 are exercisable until May 30, 2012. Under the second private placement in May, the Company sold 1,804,000 flow-through units at a price of $0.25 per unit for gross proceeds of $451,000. Each flow-through unit consisted of one flow-through common share and one-half of a common share purchase warrant with each full warrant exercisable into a common share of the Company at a price of $0.35. Of these warrants, 870,000 are exercisable until May 20, 2012 and 32,000 are exercisable until May 30, 2012. The Company also received cash proceeds of $27,676 from the exercise of 227,500 share purchase options.

During fiscal 2010, the Company issued 500,000 common shares pursuant to the acquisition of oil & gas interests at a deemed value of $90,000.

No common shares were issued during fiscal 2009.

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

The Company's Stock Option Plan was first approved by shareholders at the Company’s Annual and Extraordinary General Meeting held on December 10, 2004 and subsequently amended at the Company’s Annual and Extraordinary General Meetings held on December 5, 2006 and at the Company’s Annual General Meeting held on December 14, 2007. A newly amended and restated Stock Option Plan was approved by Portal's Board of Directors on November 8, 2011 and is scheduled for a vote of shareholders at the Company's 2011 Annual General and Special Meeting scheduled to be held on December 16, 2011.

Under the Amended and Restated Stock Option Plan, stock options may be issued to qualified Officers, Directors, Employees and Consultants. The number of common shares reserved for issuance under the Plan is 10% of the issued and outstanding common shares. These options may be granted from time to time, provided that stock options in favor of any one individual who is an insider or associate of an insider may not exceed 5% of the issued and outstanding common shares, while grants to any one consultant may not exceed 2% of the issued and outstanding common shares, and grants to all optionees who are employed to provide investor relations activities may not exceed 2% of the issued and outstanding shares in any 12-month period.

The exercise prices for stock options are determined in accordance with TSX Venture Exchange guidelines provided the exercise price shall not be less than the market price less applicable discounts permitted by the Exchange, or such other minimum exercise price as may be required by the Exchange. The prevailing exercise price of an option may be repriced, subject to applicable regulatory requirements and approval. Any reduction in the exercise price of an option held by an Optionee who is an insider at the time of the proposed amendment is subject to disinterested shareholder approval if and as may be required by the Exchange.

The term of an option may be up to five years from the date of grant. The vesting schedule shall be determined at the time the option is granted. If there is a takeover bid or tend offer made for all or any of the issued and outstanding shares, the options, by resolution by the Board or the Board Committee designated to administer the Stock Option Plan, may permit all options outstanding to become immediately exercisable in order to permit the shares issuable under such options to be tendered to such bid or offer.

A complete copy of the Company’s Stock Option Plan is included in the Company’s Management Information Circular for the Annual and Extraordinary General Meeting held on December 10, 2004 which has been filed as an exhibit to Portal’s 20-F Registration Statement. The details of the Amended Stock Option Plan is included in the Company’s Management Information Circular for the Annual and Extraordinary General Meeting to be held on December 16, 2011 which was filed in Form 6-K on EDGAR on December 1, 2011.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of November 22, 2011, as well as the number of options granted to Directors and all employees as a group.

Table No. 13 Stock Options Outstanding

Name	Number of Shares of Common Stock	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

David Hottman, President, Chairman and Director	200,000 300,000 228,600	200,000 300,000 228,600	$0.52 0.20 0.12	December 5, 2011 October 7, 2013 June 8, 2014

Mark T. Brown, CFO, Secretary and Director	141,400 150,000 78,600	141,400 150,000 78,600	$0.52 0.20 0.12	December 5, 2011 October 7, 2013 June 8, 2014

Barry Reid COO/Director	100,000 300,000	100,000 300,000	$0.20 0.14	May 18, 2015 September 9, 2015

John MacRae Director	100,000 100,000	100,000 100,000	$0.20 0.14	May 18, 2015 September 9, 2015

Gary Nordin, Director	175,000 200,000	175,000 200,000	$0.20 0.12	October 7, 2013 June 8, 2014

Frank Wheatley, Director	100,000 150,000 50,000	100,000 150,000 50,000	$0.52 0.20 0.12	December 5, 2011 October 7, 2013 June 8, 2014

Employees/Consultants	225,000 25,000 175,000 35,000 65,000 470,000 350,000 150,000 147,000	225,000 25,000 43,750 35,000 65,000 470,000 350,000 112,500 73,500	$0.52 0.15 0.20 0.20 0.12 0.15 0.14 0.20 0.21	December 5, 2011 June 30, 2012 August 11, 2012 October 7, 2013 June 14, 2014 January 17,2015 September 9, 2015 February 15, 2016 March 27, 2016

Total Officers and Directors	2,373,600	2,373,600

Total Employees/ Consultants	1,642,000	1,399,750

Total Officers/Directors/ Employees and Consultants	4,015,600	3,773,350

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

2.

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

Statement by Experts

The Company’s auditors for its financial statements as at June 30, 2011, 2010, and 2009 was DeVisser Gray LLP, Chartered Accountants. Their audit report is included with the related financial statements in this Annual Report.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as June 30, 2011. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of June 30, 2011, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of June 30, 2011.

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

Attestation Report of the Registered Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Form 20-F Annual Report.

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

Item 16B.  Code of Ethics

The Company has not adopted a written ”code of ethics” that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that the compliance with existing Canadian standards and procedures, including the regulations to which it subject under Canadian securities laws as a reporting issuer as a company listed on the TSX Venture Exchange, are adequate for its immediate purposes. The board is evaluating the adoption of a code of ethics during the 2012 fiscal year.

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

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, the Company’s Audit Committee Charter includes a procedure for the review and pre-approval of any services performed by the Company's auditor, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of the auditor for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray to the Company for the two most recent fiscal years ended June 30th are included in the following table.

Table No. 14 Principal Account Fees and Services

Type of Service	Fiscal Year 2011	Fiscal Year 2010

Audit Fees	$ 23,000	$ 15,000
Audit Related Fees	-	-
Tax Fees	1,500	1,500
All Other Fees	-	-
Total	$ 24,500	$ 16,500

Item 16D.  Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Item 16F.  Change in Registrant’s Certifying Accountant

On November 8, 2011, the Company determined to propose to shareholders at its Annual General and Special Meeting of Shareholders held on December 16, 2011 to appoint MNP LLP, Chartered Accountants, 800, 700 – 6th Avenue SW, Calgary, Alberta, Canada as the Company's new auditor. There were no disagreements between the Company or the prior auditor, DeVisser Gray LLP, and no reservations or modified opinions contained within the audit reports. The change in auditor was recommended and approved by the Company's audit committee and Board of Directors.

The Notice of the Change of Auditor, Letter from the Predecessor Auditor and Letter from the Successor Auditor have been filed on EDGAR under Form 6-K on November 17, 2011.

Part III

Item 17.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 14 to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of DeVisser Gray LLP, Chartered Accountant, is included herein immediately preceding the financial statements.

Item 18.  Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of DeVisser Gray LLP, Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Independent Auditors Report, dated October 19, 2011.

Balance Sheets at June 30, 2011 and 2010.

Statements of Operations for the years ended June 30, 2011, 2010, and 2009.

Statements of Cash Flows for the years ended June 30, 2011, 2010, and 2009.

Notes to Financial Statements

 (B)  Index to Exhibits:

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws (Previously Filed)

2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A

4. Material Contracts

        A)      Copy of the sale agreement between the Company and Omar Pereyra and Guillermo Pereyra for Portal del Oro S.A. dated May 14, 2009. (Previously Filed)

        B)   Copy of the assignment agreement between the Company Pengram Corporation for the Company’s Nevada claims dated May 29, 2009. (Previously Filed)

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

PORTAL RESOURCES LTD.

Consolidated Financial Statements

June 30, 2011

June 30, 2010

June 30, 2009

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

“David Hottman”

“Mark Brown”

David Hottman,

Mark Brown

President and CEO

Chief Financial Officer

Vancouver, Canada

Vancouver, Canada

October 19, 2011

October 19, 2011

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of Portal Resources Ltd.

We have audited the accompanying consolidated financial statements of Portal Resources Ltd. and its subsidiaries, which comprise the consolidated balance sheets as at June 30, 2011 and June 30, 2010, and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended June 30, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair preparation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with the ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis of our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Portal Resources Ltd. and its subsidiaries as at June 30, 2011 and June 30, 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2011, in accordance with Canadian generally accepted accounting principles.

“De Visser Gray LLP”

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Vancouver, Canada

October 19, 2011, except for Note 15 which is December 15, 2011

PORTAL RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(stated in Canadian dollars)

As at June 30th

	2011	2010

ASSETS
Current
Cash	$ 1,000,723	$ 137,609
Short-term investments (Note 3)	26,696	275,222
Marketable securities (Note 4)	10,127	9,581
Amounts receivable	70,095	63,880
Prepaid expenses	41,103	21,552
	1,148,744	507,844

Oil and gas properties (Note 7)	2,304,232	571,932
Equipment (Note 5)	57,066	21,833
	2,361,298	593,765

	$ 3,510,042	$ 1,101,609

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 290,914	$ 43,417

Asset retirement obligation	35,512	-
	326,426	43,417

SHAREHOLDERS’ EQUITY

Share capital (Note 8)	17,999,468	14,850,161
Contributed surplus (Note 8)	1,222,407	1,024,993
Deficit	(16,038,259)	(14,816,962)
	3,183,616	1,058,192

	$ 3,510,042	$ 1,101,609

Nature of operations (Note 1)

Commitments (Note 9)

Subsequent events (Note 15)

         Approved by the Board of Directors:

“David Hottman”	“Mark T. Brown”
David Hottman Director	Mark Brown, Director

See notes to consolidated financial statements

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the years ended June 30

(stated in Canadian dollars)

	2011	2010	2009

Revenue	$ 47,041	$ -	$ -
Oil and gas revenue	(1,481)	-	-
Royalties	45,560	-	-

Expenses
Accounting and audit	8,600	27,210	62,116
Amortization	22,392	14,370	27,217
Bank charges and interest	2,177	2,224	6,993
Consulting and management fees	179,043	96,901	130,738
Depletion of oil and gas properties	11,565	-	-
Directors' fees	27,333	28,000	21,500
Foreign exchange	4,467	9,905	(624)
Investor relations	140,399	71,590	124,780
Legal	30,323	34,623	74,420
Office and miscellaneous	101,074	94,203	137,482
Rent	107,274	90,035	101,395
Oil and gas operating expenses	19,672	-	-
Project investigation	15,175	158,152	67,119
Salaries and benefits	364,795	234,187	533,915
Stock-based compensation (Note 8)	173,235	219,842	21,811
Transfer agent and filing fees	19,217	19,743	12,288
Travel	50,012	26,332	70,775

	1,276,753	1,127,317	1,394,172

Other items
Gain on sale of equipment	(9,026)	(1,509)	(25,167)
Interest income	(324)	(5,554)	(65,418)
Loss on the sale of mineral properties	-	-	5,052,205
Write-off of unproven mineral rights	-	-	4,215
Unrealized loss on marketable securities (Note 4)	(546)	25,294	6,229
	(9,896)	18,231	4,972,064

Net loss and comprehensive loss for the year	$ (1,221,297)	$ (1,145,548)	$ (6,366,236)

Loss per share (Note 2)	$ (0.04)	$ (0.04)	$ (0.21)

Weighted average number of common shares outstanding	33,431,664	29,759,758	29,651,539

See notes to consolidated financial statements

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended June 30, 2011, 2010 and 2009

(stated in Canadian dollars)

	Number of Shares	Amount	Contributed Surplus	Deficit	Total Shareholders Equity
Balance at June 30, 2008	29,651,539	14,760,161	783,340	(7,305,178)	8,238,323
Share issues:
Stock based compensation	-	-	21,811	-	21,811
Net loss and comprehensive loss	-	-	-	(6,366,236)	(6,366,236)

Balance at June 30, 2009	29,651,539	$ 14,760,161	$ 805,151	$ (13,671,414)	$ 1,893,898
Share issues:
Issued for purchase of oil & gas interest	500,000	90,000	-	-	90,000
Stock based compensation	-	-	219,842	-	219,842
Net loss and comprehensive loss	-	-	-	(1,145,548)	(1,145,548)

Balance at June 30, 2010	30,151,539	$ 14,850,161	$ 1,024,993	$ (14,816,962)	$ 1,058,192
Share Issues:
Private placements	18,366,500	3,282,750			3,282,750
Exercise of options	227,500	27,676	-	-	27,676
Fair market value of stock options exercised	-	22,170	(22,170)	-	-
Stock based compensation	-	-	173,235	-	173,235
Finders fees	-	(76,790)	-	-	(76,790)
Share issue costs	-	(60,150)	-	-	(60,150)
Fair value of finder’s warrants	-	(46,349)	46,349	-	-
Net loss and comprehensive loss	-	-	-	(1,221,297)	(1,221,297)

Balance at June 30, 2011	48,745,539	$ 17,999,468	$ 1,222,407	$ (16,038,259)	$ 3,183,616

See notes to consolidated financial statements

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30

 (stated in Canadian dollars)

	2011	2010	2009

Cash provided by (used for):
Operating Activities
Net loss for the year	$ (1,221,297)	$ (1,145,548)	$ (6,366,236)
Items not involving cash:
Stock-based compensation	173,235	219,842	21,811
Write-off of unproven mineral properties	-	-	4,215
Loss on sale of mineral properties	-	-	5,052,205
Amortization	22,392	14,370	27,217
Depletion of oil and gas properties	11,565
Unrealized (gain) loss on marketable securities	(546)	25,294	6,229
Gain on sale of equipment	(9,026)	(1,509)	(25,167)

	(1,023,677)	(887,551)	(1,279,726)

Changes in non-cash working capital:
Amounts receivable	(6,125)	(59,485)	99,917
Prepaid expenses	(19,551)	364	100,402
Accounts payable and accrued liabilities	130,951	9.960	(18,041)

	(918,492)	(936,712)	(1,097,448)

Investing Activities
Purchase of equipment	(64,099)	(855)	(25,896)
Proceeds from the sale of equipment	15,500	5,000	63,297
Short-term investments	248,526	980,734	1,605,797
Proceeds on sale of mineral properties	-	-	99,127
Expenditures on unproven mineral rights	-	-	(261,054)
Expenditures on oil and gas properties	(1,591,807)	(159,130)	(322,802)

	(1,391,880)	825,749	1,158,469

Financing Activities
Shares issued for cash	3,282,750	-	-
Stock options exercised	27,676	-	-
Share issue costs	(136,940)	-	-
	3,173,486	-	-

Net increase (decrease) in cash	863,114	(110,963)	61,021

Cash – beginning of year	137,609	248,572	187,551

Cash – end of year	$ 1,000,723	$ 137,609	$ 248,572

Supplementary disclosure of non-cash investing and Financing Activities:

Marketable securities received on the sale of mineral properties	$ -	$ -	$ 41,104

Deferred expenditures on unproven mineral rights and oil and gas properties included in accounts payable	$ 152,058	$ -	$ 38,635

See notes to consolidated financial statements

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF DEFERRED EXPENDITURES ON UNPROVEN MINERAL RIGHTS

For the year ended June 30

(stated in Canadian dollars)

	Arroyo Verde (Argentina)	San Rafael (Argentina)	La Pampa Uranium (Argentina)	Tiger Uranium (Argentina)	Slick Rock Uranium (USA)	Golden, Snow, Fish and CPG (USA)	Total

Total as at June 30, 2008	4,121,827	165,486	608,733	69,549	-	-	4,965,595

Land acquisition & holding costs	53,853	2,087	37,481	-	-	30,677	124,098
Environment	123	-	-	-	-	-	123
Geology	26,034	15,342	32,958	22,934	4,215	4,136	105,619
Geophysics	-	-	-	-	-	-	-
Surface geochemistry	-	852	171	-	-	193	1,216
Drilling	-	-	-	-	-	-	-
Total expenditures	80,010	18,281	70,610	22,934	4,215	35,006	231,056
Proceeds on sale of properties	(99,127)	-	-	-	-	(41,104)	(140,231)
Gain (loss) on sale of properties	(4,102,710)	(183,767)	(679,343)	(92,483)	-	6,098	(5,052,205)
Property write-offs	-	-	-	-	(4,215)	-	(4,215)

Total as at June 30, 2009, 2010 and 2011	-	-	-	-	-	-	-

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2011, 2010 and 2009

(stated in Canadian dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Portal Resources Ltd. was incorporated on August 14, 2000 under the Company Act of the Province of British Columbia.

The Company is a junior oil and gas company, engaged in the production, development and exploration of, oil and gas reserves in Alberta, Canada and Saskatchewan, Canada. To date, the Company has not earned significant revenues and has an accumulated operation deficit of $16,038,259.

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

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The differences between those principles and the ones that would be applied under U.S. generally accepted accounting principles (U.S. GAAP) are disclosed in Note 14.

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

Revenue

Revenue is recognized when it is probable that the economic benefits will flow to the Company and delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. These criteria are generally met at the time the product is shipped and delivered to the customers and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained. Revenue is measured based on the price specified in the sales contract.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2011, 2010 and 2009

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

Capitalized costs, together with estimated future capital costs associated with proven developed reserves, are depleted and depreciated using the unit-of-production method based on estimated proven developed reserves (before royalties) of petroleum and natural gas. For purposes of this calculation, reserves and production are converted to equivalent units of oil based on relative energy content of six thousand cubic feet of natural gas to one barrel of oil.

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

For the years ended June 30, 2011, 2010 and 2009

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

Flow-through shares

Share capital includes flow-through shares issued pursuant to certain provisions of the Income Tax Act. Under the Act, where the share proceeds are used for eligible expenditures, the related income tax deductions may be renounced to the flow-through shareholders. As tax deductions are renounced, share capital and future income taxes are adjusted by an amount equal to the estimated future income taxes payable by the Company as a result  of the renunciations.

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during the period.  Fully diluted loss per share amounts are not presented, as they are anti-dilutive.

Comprehensive loss

Comprehensive loss is the overall change in the net assets of the Company for the period, other than changes attributed to transactions with shareholders. It is made up of net loss and other comprehensive loss. The historical make up of net loss has not changed. Other comprehensive loss includes gains or losses, which GAAP requires to be recognized in a period but excluded from net income for that period. The Company has no items of other comprehensive loss in any period presented. Accordingly, net loss as presented in the Company’s statement of operations and comprehensive loss equals comprehensive loss.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2011, 2010 and 2009

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

Financial instruments

The Company classifies its financial instruments into one of the following categories: held-to-maturity investments, loans and receivables, available-for-sale, held for trading or other financial liabilities. The Company has designated its cash, marketable securities, and short-term investments as held-for-trading, amounts receivable as loans and receivables and accounts payable and accrued liabilities as other financial liabilities.

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

Transaction costs that are directly attributable to the acquisition or issue of financial instruments and that are classified as other than held-for-trading, are expensed as incurred and included in the initial carrying value of such instruments.

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

For the years ended June 30, 2011, 2010 and 2009

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

4.

MARKETABLE SECURITIES

On May 29, 2009 Portal Resources Inc. acquired 150,000 shares of Pengram Corporation (“Pengram”) in return for assigning all of its interest in an option agreement (see Note 6). The shares were recorded at fair value of $41,104. At June 30, 2011, the fair value of the Pengram shares was $10,127 (2010 - $9,581). Consequently, Portal recorded a gain of $546 (2010 – loss of $25,294).

5.

EQUIPMENT

	2011			2010

	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value

Computer equipment	$ 29,388	$ 18,508	$ 10,880	$ 17,461	$ 15,580	$ 1,881
Computer software	73,025	29,482	43,543	20,854	20,756	98
Furniture & fixtures	5,655	4,468	1,187	5,655	3,678	1,977
Vehicles	-	-	-	25,896	11,653	14,243
Field equipment	10,892	9,436	1,456	10,892	7,258	3,634
	$ 118,960	$ 61,894	$ 57,066	$ 80,758	$ 58,925	$ 21,833

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2011, 2010 and 2009

(stated in Canadian dollars)

6.

UNPROVEN MINERAL RIGHTS

Argentina

As at May 14, 2009, the Company held a subsidiary and mineral properties in Argentina. During the fiscal year ended June 30, 2009, the Company after reviewing work done on the properties, concluded that the potential did not justify further work and renounced the mining rights held under the projects. As such, the project expenditures were written off and subsequently Portal’s Argentinean subsidiary was sold.

United States

On September 2, 2008, the Company announced that it had entered into an option agreement under which it had the right to acquire, from Claremont Nevada Mines, Scoonover Exploration and JR Exploration, three properties located in the Walker Lane Belt and Battle Mountain/Eureka Trend in Nevada, USA.

On May 29, 2009, the Company closed an Assignment Agreement with Pengram Corporation (“Pengram”) to transfer all the rights on the Nevada claims, in exchange for 150,000 shares of Pengram’s common stock. The Company has no further commitments on the Nevada properties (See note 4 – Marketable Securities).

7.

OIL AND GAS PROPERTIES

The Company’s oil and gas interests are all located in Alberta and Saskatchewan, Canada.

Oil and Gas Joint Ventures

Bigwave Joint Venture

On November 1, 2008, the Company signed a Joint Venture Agreement to participate for a 15% working interest in the exploration, exploitation and production of petroleum and natural gas relating to lands located in central Alberta. In December of 2008 the Agreement was modified to allow the Company to participate up to a 20% interest. During the quarter ended September 30, 2009, the Company increased its interest in the Joint Venture to 22%.

Within the area of interest, the Company has agreed to pay a 5.5% Gross Overriding Royalty (GORR) on all products produced from certain geological formations.

On January 5, 2009, the Company signed an agreement, “Participation Agreement”, with certain other partners in the Bigwave Joint Venture. Portal agreed to pay 100% of Portal’s cost per Drill Spacing Unit to earn a 100% interest until pay-out and then, after pay-out, to drop to a 70% interest per Drill Spacing Unit.

On April 22, 2010, the Company agreed to purchase the “Participation Agreement” related to the Bigwave Oil and Gas Joint Venture (the “Joint Venture”) for a total of $5,000 in cash and 500,000 common shares in the capital of the Company. The Participation Agreement was therefore terminated with Portal holding a 22% working interest in the Joint Venture.

On September 21, 2010, the Company purchased an additional 6.5% working interest in the Bigwave Oil and Gas Joint Venture in return for granting the seller a non-convertible gross overriding royalty on the acquired 6.5% interest of 1/150 (5%-15%) on all future oil, and 15% on all future gas production as well as assuming all of the seller’s future obligations under the Bigwave Joint Venture Agreement dated November 1, 2008, as amended. Portal’s working interest in the Joint Venture increased from 22% to 28.5% as a result of the acquisition.

As at June 30, 2011 the Company has spent a total of $644,675 (June 30, 2010 - $523,566) on the Bigwave Joint Venture.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2011, 2010 and 2009

(stated in Canadian dollars)

7.

OIL AND GAS PROPERTIES, (Continued)

Manito Joint Venture

On March 9, 2009 the Company signed the Manito Joint Venture Agreement to participate as to a 33.3% interest for the exploration, exploitation and production of petroleum and natural gas resources from lands located in central Alberta. The Company has agreed to pay a 5.5% GORR on all products produced. The Manito Joint Venture has acquired one section of land to date through Alberta Crown Sale.

As at June 30, 2011 the Company has spent a total of $18,000 (June 30, 2010 - $18,000) on the Manito Joint Venture.

Border Play

On May 13th, 2010, the Company announced that it had acquired a 100% interest in two parcels of land (the Border Play) totaling 560 acres (0.875 square miles) at the April 7, 2010 Alberta Crown Land Sale.

As at June 30, 2011 the Company has spent a total of $31,150 (2010 - $30,366) on the Border Play project.

Birdbear Formation

On March 8, 2011, the Company entered into an agreement to participate in the development of an oil play in central Saskatchewan. Under the terms of the agreement, the Company earned a 25%, non-operating, working interest in a total of four sections of land (2,560 acres). A 25% working interest in the first two sections was earned by participating in, and paying a 50% cost share of, the drilling of one vertical and one horizontal well. An interest in an additional two sections of land was earned with participation on a “straight up basis” (25% of costs for a 25% working interest). Each of the horizontal wells qualified for the Province of Saskatchewan’s drilling incentive program, with a minimum 2.5% government tax on the first 100,000 barrels of production.

As at June 30, 2011 the Company has spent a total of $1,610,407 (June 30, 2010 - $Nil) on the Birdbear project.

Oil and gas expenditures

	Bigwave	Manito	Borderplay	Birdbear	Total

Total as at June 30, 2009	$ 343,437	$ 18,000	$ -	$ -	$ 361,437

Crown Lease	12,023	-	-	-	12,023
Lease costs	108,991	-	30,366	-	139,357
Drilling (well costs)	58,526	-	-	-	58,526
Geological and engineering	589	-	-	-	589

Total expenditures	180,129	-	30,366	-	210,495

Total as at June 30, 2010	523,566	18,000	30,366	-	571,932

Crown Lease	20,712	-	-	-	20,712
Lease costs	65,023	-	784	100,371	166,178
Drilling (well costs)	9,649	-	-	1,485,932	1,495,581
Tangible	-	-	-	7,869	7,869
Environmental	7,712	-	-	27,800	35,512
Engineering	18,013	-	-	-	18,013

Total expenditures	121,109	-	784	1,621,972	1,743,865
Depletion of oil and gas properties	-	-	-	(11,565)	(11,565)
Total as at June 30, 2011	$ 644,675	$ 18,000	$ 31,150	$ 1,610,407	$ 2,304,232

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2011, 2010 and 2009

(stated in Canadian dollars)

7.       OIL AND GAS PROPERTIES, (Continued)

Asset retirement obligation

	June 30, 2011	June 30, 2010	June 30, 2009

Balance, beginning of the year	$ -	$ -	$ -
Liabilities incurred in the current year	27,800	-	-
Revisions in estimated cash flows	7,712	-	-
Balance, end of year	$ 35,512	$ -	$ -

The future asset retirement obligation was estimated based on the Company’s net ownership in all wells and facilities, the estimated cost to restore and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company estimates the undiscounted cash flows related to asset retirement obligations, adjusted for inflation, to be incurred over the estimated reserve life between 1 and 9 years of underlying assets, totals approximately $79,000 (2010 and 2009 - $Nil). The fair value of these obligations were calculated using a discount rate of 8% and an inflation rate of 2%.

8.

SHARE CAPITAL

a.

Authorized

At June 30, 2011, the authorized share capital comprised 100,000,000 common shares without par value and 100,000,000 preferred shares issuable in series. All issued shares are fully paid.

b.

Details of issuance of common shares

On February 17, 2011, the Company completed a non-brokered private placement for $801,250. The offering consisted of 6,410,000 units at a price of $0.125 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant is exercisable into one common share of the Company at a price of $0.15 until February 17, 2012. A $10,500 finder’s fee was paid.

On May 20 and May 30, 2011, the Company completed a non-brokered private placement for aggregate proceeds of $2,481,500. The offering consisted of 10,152,500 units at a price of $0.20 per unit and 1,804,000 flow –through units at $0.25 per flow-through unit. Each unit consists of one common share of the Company and one-half common share purchase warrant. Each whole warrant is exercisable into one common share of the Company at a price of $0.25. Of these warrants 2,988,750 are exercisable until May 20, 2012 and 2,087,500 until May 30, 2012. Each flow-through unit consists of one common share of the Company on a “flow-through” basis pursuant to the Income Tax Act (Canada) and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share of the Company at a price of $0.35. Of these warrants 870,000 are exercisable until May 20, 2012 and 32,000 until May 30, 2012. In connection with the non-brokered private placement, the Company paid finders’ fees of $66,290 and issued a total of 305,200 non-transferrable finders’ warrants. Each finders’ warrant is exercisable into one common share of the Company at a price of $0.20 (200,200 warrants) and $0.25 (105,000 warrants) of these warrants, 278,950 are exercisable until May 20, 2012 and 26,250 are exercisable until May 30, 2012.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2011, 2010 and 2009

(stated in Canadian dollars)

8.

SHARE CAPITAL, (Continued)

c.

Warrants

A summary of changes to warrants during the period is as follows:

	June 30, 2011		June 30, 2010		June 30, 2009
	Number of warrants	Weighted Average Exercise Price	Number of warrants	Weighted Average Exercise Price	Number of warrants	Weighted Average Exercise Price

Outstanding at beginning of year	-	-	3,943,500	$0.85	3,943,500	$0.85
Granted	12,693,450	$0.21	-	-	-	-
Expired	-	-	(3,943,500)	-	-	-
Outstanding at end of year	12,693,450	$0.21	-	-	3,943,500	$0.85

At June 30, 2011, the weighted average remaining life of the outstanding warrants is 0.94 year (2010 - nil)

d.

Stock-based Compensation

The Company has a stock option plan as described in the most recent annual financial statements of the Company.  The maximum aggregate number of common shares reserved and authorized to be issued pursuant to options granted under the Stock Option Plan is 4,447,730 common shares.

The exercise price for options granted under the Stock Option Plan is determined by the Board upon grant provided the price is not less than the closing trading price on the day immediately preceding the date of grant, less any discounts permitted by the TSX Venture Exchange or such other stock exchanges on which the common shares are listed.  Options granted under the Stock Option Plan are subject to a minimum one year vesting schedule whereby 25% of each option will vest on each of the three month anniversaries of the date of grant, up to and including the end of the first year after such grant, or such other more restrictive vesting schedule as the administrator of the Stock Option Plan may determine.  Options are non-assignable and are exercisable for a period of up to five years from the date the option is granted, subject to earlier termination after certain events such as the optionee’s cessation of service to the Company or death.

The Company accounts for its option grants in accordance with the fair value method of accounting for stock-based compensation.  For the year ended June 30, 2011, the Company recognized $173,235 (2010 - $219,842) in stock-based compensation for employees, directors and consultants.

The fair value of the options has been calculated using the Black-Scholes option-pricing model. For the period ending June 30, 2011, 2010 and 2009 the following assumptions were used:

	2011	2010	2009

Stock based compensation	$ 173,235	$ 219,842	$ 21,811

Risk-free interest rate	2.32% – 2.67%	2.61% - 2.66%	1.50% - 2.90%
Expected stock price volatility	144% - 146%	126% - 129%	121% - 227%
Expected option life in years	5 years	5 years	5 years
Expected dividend in yield	Nil	Nil	Nil

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2011, 2010 and 2009

(stated in Canadian dollars)

8.

SHARE CAPITAL, (Continued)

d.

Stock-based Compensation, (continued)

Option price models require the input of highly subjective assumptions regarding the expected volatility and expected life. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide the reliable measure of the fair value of the company’s stock options at the date of grant.

A summary of changes to stock options outstanding is as follows:

	2011		2010		2009
	Number of shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price
Outstanding at beginning of year	3,533,600	$0.20	3,688,600	$0.35	2,753,600	$0.54
Granted under plan	1,072,000	$0.16	1,020,000	$0.18	2,132,200	$0.16
Exercised	(227,500)	$0.12	-	N/A	-	N/A
Forfeited or cancelled	(537,500)	$0.29	(1,175,000)	$0.50	(1,197,200)	$0.44
Outstanding at end of year	3,840,600	$0.22	3,533,600	$0.25	3,688,600	$0.35

Options vested and exercisable at year end	3,430,350	$0.22	2,868,600	$0.27	2,113,900	$0.50

At June 30, 2011, the weighted average remaining life of the outstanding options is 2.85 years (2010 – 3.33 years).

On September 10, 2010, the Company granted stock options to directors and consultants of the Company to purchase a total of 750,000 common shares at a price of 14 cents per share, exercisable until September 9, 2015.

During the year, a total of 227,500 options at prices ranging from $0.12 to $0.15 were exercised for proceeds of $27,676. A fair value of $22,170 was recognized on these exercised options.

On February 16, 2011, the Company granted stock options to a consultant of the Company to purchase a total of 150,000 common shares at a price of 20 cents per share, exercisable until February 15, 2016.

On March 28, 2011, the Company granted stock options to employees and consultants of the Company to purchase a total of 147,000 common shares at a price of 21 cents per share, exercisable until March 27, 2016.

Stock options outstanding as at June 30, 2011 are as follows:

Number	Exercise Price	Expiry Date
666,400	$0.52	5-Dec-11
25,000	$0.15	30-Jun-12
810,000	$0.20	7-Oct-13
622,200	$0.12	9-Jun-14
470,000	$0.15	17-Jan-15
200,000	$0.20	18-May-15
750,000	$0.14	9-Sep-15
150,000	$0.20	15-Feb-16
147,000	$0.21	28-Mar-16
3,840,600

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2011, 2010 and 2009

(stated in Canadian dollars)

9.

COMMITMENTS

The Company has obligations under an operating lease for its corporate office that is in effect until February 28, 2013.  The remaining future minimum lease payments for the non-cancellable lease are:

2012	$ 94,961
2013	65,197
$ 160,158

10.

RELATED PARTY TRANSACTIONS

Payments to related parties were made in the normal course of operations and were valued at fair value as determined by management.  Amounts due to or from related parties are unsecured, non-interest bearing and due on demand.

During the years ended June 30, 2011, 2010 and 2009

a)

$47,772 (2010 - $8,685; 2009 - $42,374) was charged for rent to a public company with a director in common with the Company. As at June 30, 2011, $Nil (2010 - $Nil; 2009 - $Nil) was receivable from this public company.

b)

$26,418 (2010 - $57,861; 2009 - $18,832) was charged for administrative fees and expenses to a private company with a director in common with the Company. As at June 30, 2011, $17,082 (2010 - $57,861; 2009 - $Nil) was receivable from this private company.

c)

the Company paid or accrued to pay a private company with a director in common with the Company and aggregate of $69,942 (2010 – $Nil; 2009 - $Nil). As at June 30, 2011, the Company owed this company an aggregate of $Nil (2010 - $Nil; 2009 - $Nil).

d)

the Company paid or accrued to pay a private company with a director in common with the Company an aggregate of $7,101 (2010 - $11,755; 2009 - $9,707) for fees and expenses. As at June 30, 2011, the Company owed this company an aggregate of $Nil (2010 - $Nil; 2009 - $Nil).

e)

the Company incurred directors’ fees of $27,333 (2010 - $28,000; 2009 - $21,500) to five directors . As at June 30, 2011, $Nil (2010 - $Nil; 2009 - $Nil) was payable to these directors.

11.

INCOME TAXES

The Company follows the liability method. Under the liability method future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using tax rates anticipated to apply in the periods when the differences between the carrying amounts and tax values are expected to reverse.  Future income tax assets can also result from unused loss carry-forwards and other deductions.  The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

A reconciliation of income taxes at statutory rates with reported taxes is as follow:

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2011, 2010 and 2009

(stated in Canadian dollars)

11.

INCOME TAXES, (Continued)

	2011	2010	2009
Loss before income taxes	$ (1,221,297)	$ (1,145,548)	$ (6,366,236)

Expected income taxes recovery	$ (335,857)	$ (335,073)	$ (1,909,871)
Non-deductible expenses for tax purposes	42,210	42,739	1,510,592
Unrecognized benefit on non-capital losses	293,647	292,334	399,279
Total income taxes	$ -	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	2011	2010
Future income tax assets
Non-capital loss carryforwards	$ 1,745,750	$ 1,484,608
Share issue costs	37,103	20,053
Equipment	16,717	14,731
Future income tax assets before valuation allowance	1,799,570	1,519,391
Less: valuation allowance	(1,799,570)	(1,519,391)
Net future income tax assets	$ -	$ -

The Company has incurred losses for Canadian income tax purposes of approximately $6.9 million, which can be carried forward to reduce taxable income in future years. The losses expire in the following periods:

Year of Origin	Year of Expiry	Non Capital Losses

2004	2014	$ 146,935
2005	2015	567,494
2006	2026	816,604
2007	2027	894,120
2008	2028	1,218,558
2009	2029	1,294,962
2010	2030	975,784
2011	2031	1,067,806
		$ 6,982,263

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2011, 2010 and 2009

(stated in Canadian dollars)

12.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, marketable securities, short-term investments, amounts receivable and, accounts payables and accrued liabilities approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company’s formerly owned property interests in the United States made it subject to foreign currency fluctuations and inflationary pressures which may adversely affected the Company’s financial position, results of operations and cash flows. The Company was affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks, and has no foreign currency exposure at the balance sheet date.

(b)

Credit risk

The Company’s cash and short–term investments are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash or short-term investments. The Company’s amounts receivable consists primarily of recovered rent and office expense, and tax due from the federal government of Canada.

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

The Company did not have any commodity price contracts in place as at or during the year ended June 30, 2011.

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

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2011, 2010 and 2009

(stated in Canadian dollars)

12.

FINANCIAL INSTRUMENTS, (Continued)

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

13.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash, short-term investments, common shares, stock options and warrants as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral and oil and gas properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

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

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2011, 2010 and 2009

(stated in Canadian dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Unproven Mineral Rights

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

Oil and Gas Properties

With respect to the Company’s oil and gas properties, the company uses “successful efforts method” of accounting. Under this method, oil and gas lease acquisition costs and intangible drilling costs associated with exploration efforts that result in the discovery of proved reserves and costs associated with development drilling, whether or not successful, are capitalized when incurred. If proved commercial reserves are not discovered, such drilling costs are expensed. In some circumstances, it may be uncertain whether proved commercial reserves have been found when drilling has been completed. Under Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 932, Extractive Activities – Oil and Gas (“ASC 932”), such exploratory well drilling costs may continue to be capitalized if the reserve quantity is sufficient to justify its completion as a producing well and sufficient progress in assessing the reserves and economic and operating viability of the project is being made. We assess our capitalized exploratory wells pending evaluation periodically to determine whether costs should remain capitalized or should be charged to earnings. As at June 30, 2011, there was no difference in the financial statements in applying these methods of accounting.

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Canadian Income Tax Act) and renounced the related income tax deductions to the investors. Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of share capital at the price paid for the shares, net of any future income tax liability (“FIT”). Under US GAAP, SFAS 109 ASC Topic 740, “Accounting for Income Taxes” (SFAS109), the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized initially for the premium paid by the investors.

The following items (a) to (i) provide a summary of the impact of these financial statements that would result from the application of U.S. accounting principles to the Company.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2011, 2010 and 2009

(stated in Canadian dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP), (Continued),

	2011	2010	2009

a) Assets
Unproven Mineral Rights Costs and Oil and Gas Properties
Unproven mineral rights costs under Canadian GAAP:	$ -	$ -	$ -
Less unproven mineral rights costs under U.S. GAAP		-	-
Unproven mineral rights under U.S. GAAP	$ -	$ -	$ -

b) Liabilities
Flow-through shares tax liability – Canadian GAAP	$ -	$ -	$ -
Future tax related to premium on flow-through financing	(90,200)	-	-
Flow-through share tax liability – U.S. GAAP	$ (90,200)	$ -	$ -

c) Share capital
Share capital under Canadian GAAP	$ 17,999,468	$ 14,850,161	$ 14,760,161
Future tax related to premium to flow-through financing	(90,200)	-	-
Share capital under U.S. GAAP	$ 17,909,268	$ 14,850,161	$ 14,760,161

d) Operations
Net loss under Canadian GAAP	$ (1,221,297)	$ (1,145,548)	$ (6,366,236)
Unproven mineral rights costs expensed under U.S. GAAP	-	-	(231,056)
Add impairment of unproven mineral rights expended under U.S. GAAP	-	-	4,215
Add loss on sale of unproven mineral rights already expended under U.S. GAAP	-	-	5,052,205
Add proceeds on sale if unproven mineral rights	-	-	140,231
Net loss under U.S. GAAP	$ (1,221,297)	$ (1,145,548)	$ (1,400,641)

e) Deficit
Closing deficit under Canadian GAAP	$ (16,038,259)	$ (14,816,962)	$(13,671,414)
Adjustment to deficit for accumulated unproven mineral rights and
expensed under U.S. GAAP	-	-	-
Closing deficit under U.S. GAAP	$ (16,038,259)	$ (14,816,962)	$(13,671,414)

f) Cash Flows – Operating Activities
Cash applied to operations under Canadian GAAP	$ (918,492)	$ (936,712)	$(1,097,448)
Less expenditures of unproven mineral rights under U.S. GAAP	-	-	(261,054)
Cash applied to operations under U.S. GAAP	$ (918,492)	$ (936,712)	$ (1,358,502)

g) Cash Flows – Investing Activities
Cash applied under Canadian GAAP	$ (1,391,880)	$ 825,749	$ 1,158,469
Add expenditures of unproven mineral rights under U.S. GAAP	-	-	261,054
Cash applied under U.S. GAAP	$ (1,391,880)	$ 825,749	$ 1,419,523

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2011, 2010 and 2009

(stated in Canadian dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP), (Continued)

Other Differences between Canadian and U.S. GAAP

h)

Stockholders’ Equity

Stock-based compensation

There are no differences between Canadian and U.S. GAAP for the years ended June 30, 2011, 2010 and 2009 with respect to the disclosure of stock-based compensation.

I)

Loss per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations.  Diluted loss per share is not presented as it is anti-dilutive.

	Years ended June 30,
	2011	2010	2009
	$	$	$

Numerator: Net loss for the year under U.S. GAAP	(1,221,297)	(1,145,548)	(1,400.641)
Denominator: Weighted-average number of shares under
Canadian and U.S. GAAP	33,431,664	29,759,758	29,651,539

Weighted-average number of shares under U.S. GAAP	33,431,664	29,759,758	29,651,539

Basic and fully diluted loss per share under U. S. GAAP	$ (0.04)	$ (0.04)	$ (0.05)

15.

SUBSEQUENT EVENTS

•

On August 12, 2011, the Company granted stock options to a consultant of the Company to purchase a total of 175,000 common shares at a price of 20 cents per share, exercisable until August 11, 2012.

•

On October 7, 2011, Portal entered into a purchase and sale agreement to acquire oil and gas properties located in west central Saskatchewan for $9,100,000 from a third party. The assets include 38 wells and 21 sections of mineral rights.  Portal intends to finance the acquisition through a combination of equity and bank financing. A $500,000 deposit was paid by Portal which is non-refundable unless the transaction is cancelled by the seller or certain land title and environmental default thresholds are exceeded.  Closing was originally scheduled for November 30, 2011 but both parties are currently renegotiating amendments to the acquisition including the new closing date.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

Registrant

Dated: December 19, 2011	Signed: /s/ "David Hottman"
David Hottman, President, CEO and Chairman

#