Form 20-F
period 2012-06-30
GALILEO PETROLEUM LTD.
filed 2012-12-14
CIK 1326910

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[     ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2012

OR

[     ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

[     ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

Galileo Petroleum Ltd.

(formerly Portal Resources Ltd.)

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

9,749,107 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ___     No    X

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes   X    No ___

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

Yes  X   No ___

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

Other [  ]

by the International Accounting Standards Board [ X ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 _X_  Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___    No  _X_

Index to Exhibits on Page 71

Galileo Petroleum Ltd.

Form 20-F Annual Report

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1 Company Officers and Directors

Name	Position	Business Address
David N. Hottman	President, CEO and Chairman	Suite 750 – 625 Howe Street Vancouver, B.C. V6C 2T6

Mark T. Brown	CFO and Director	325 Howe Street Suite 410 Vancouver, B.C. V6C 1Z7

John Kanderka	Director	Suite 750 - 625 Howe Street Vancouver, B.C. V6C 2T6

The Company's auditor for the Company's annual financial statements contained within this annual report is MNP LLP, Chartered Accountants, Suite 1500, 640 5th Ave S.W., Calgary, Alberta, Canada, T2P 3G4.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

As used within this Annual Report, the terms “Galileo", Portal”, “Portal de Oro Resources Ltd.”, “Gateway”, “the Company”, “Issuer” and “Registrant” refer collectively to Galileo Petroleum Ltd., its predecessors, subsidiaries and affiliates.

SELECTED FINANCIAL DATA

The selected financial data of the Company for the Fiscal Years Ended June 30, 2012 and 2011 were derived from the financial statements of the Company which have been audited by MNP LLP, Chartered Accountants, also as indicated in its audit reports which are included elsewhere in this Annual Report.

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

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The Company previously prepared its financial statements under Canadian GAAP.

Table No. 2 Selected Financial Data (CDN$ in 000, except per share data)

	Year Ended June 30, 2012	Year Ended June 30, 2011

Revenue	$ 287	$ 47
Other Income	297	-
Deferred Tax Recovery	90	-
Net Loss and Comprehensive Loss	(1,160)	(1,195)
Net Loss Per Share *	(0.12)	(0.18)
Dividends Per Share	-	-
Wtg. Avg. Shares (000)	9,749	6,686
Working Capital	(173)	858
Oil and Gas Properties	1,463	1,625
Long-Term Debt	-	-
Shareholder’s Equity	2,007	3,094
Total Assets	2,412	3,528

* Per share amounts have been adjusted to reflect the Company's 1 for 5 share consolidation effective April 2, 2012.

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

Table No. 3
U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close

October 2012		$ 1.00	$ 0.98	$ 1.00
September 2012		0.99	0.97	0.98
August 2012		1.01	0.99	0.99
July 2012		1.02	1.00	1.00
June 2012		1.04	1.02	1.02
May 2012		1.03	.0.98	1.03

Three Months Ended 9/30/12	$ 0.99	$ 1.02	$ 0.97	$ 0.98
Three Months Ended 6/30/12	1.01	1.04	0.98	1.02
Three Months Ended 3/31/12	1.00	1.03	0.98	1.00
Three Months Ended 12/31/11	1.01	1.06	0.99	1.02
Three Months Ended 9/30/11	0.99	1.04	0.94	1.04
Three Months Ended 6/30/11	0.96	0.99	0.95	0.96
Three Months Ended 3/31/11	0.98	1.00	0.97	0.97
Three Months Ended 12/31/10	1.02	1.03	1.00	1.00
Three Months Ended 9/30/10	1.04	1.06	1.02	1.03
Three Months Ended 6/30/10	1.04	1.08	1.00	1.06
Three Months Ended 3/31/10	1.05	1.07	1.01	1.02
Three Months Ended 12/31/09	1.06	1.08	1.03	1.05
Three Months Ended 9/30/09	1.08	1.17	1.06	1.07

Fiscal Year Ended 6/30/2012	$ 1.00	$ 1.04	$ 0.95	$ 1.02
Fiscal Year Ended 6/30/2011	1.00	1.06	0.95	0.96
Fiscal Year Ended 6/30/2010	1.06	1.16	1.00	1.16
Fiscal Year Ended 6/30/2009	1.17	1.30	1.03	1.11
Fiscal Year Ended 6/30/2008	1.01	1.08	0.92	1.02

The exchange rate was $1.00 on October 31, 2012.

Forward Looking Statements

Certain Statements presented in this Annual Report are forward-looking statements which may include conclusions of prefeasibility and feasibility studies, estimates of future production, capital and operating costs, prices of resource commodities, and other known and unknown risks.  These and other factors and uncertainties may cause material differences from future results as expressed or implied by these forward-looking statements.  These risks, uncertainties and other factors include but are not limited to the risks involved in the exploration, development and natural resource production business.

Statement of Capitalization and Indebtedness

Not Applicable

Risk Factors

An investment in the Common Shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its non producing resource properties. In particular, the following risk factors apply:

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

The Company is not the operator of certain of its projects, and is dependent upon other companies

Galileo has a non-operating working interest in certain of its properties. Therefore, other companies operate and control those assets, and the Company has limited influence over the operation of those properties and the associated costs. This position may have a negative effect on the Company's financial performance and operating condition.

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

Risks Relating to the Financing of the Company

The Company's auditor has expressed a "Going Concern" opinion

Galileo's auditor has included a “going concern” opinion as described in Note 2 of the Company's Consolidated Financial Statements. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary in the event the Company cannot continue as a going concern. The qualification was included as the Company has not earned significant revenue and has accumulated losses of $3,508,264. The continuation of the Company as a going concern is dependent upon the ability of the Company to obtain necessary equity or other financing to continue operations, and/or to attain sufficient profitable operations. If the Company is unable to meet these requirements, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

The Company has negative working capital and requires additional financing which could result in substantial dilution to existing shareholders

The Company, while engaged in the business of exploration and production of petroleum and gas, is dependent on additional financing to satisfy its current debts, its ongoing business obligations, and for planned exploration programs and expenditures on its petroleum and gas properties for the next twelve months as outlined herein.  Management anticipates being able to raise the necessary funds by means of equity financing.  The ongoing exploration of the Company’s properties is dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s properties, as well as the possible loss of its interest in such properties. Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously.

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

The Company has limited cash flow to sustain operations

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

Risks Relating to an Investment in the Securities of the Company

The market for the Company’s stock has been subject to volume and price volatility which could negatively effect a shareholder’s ability to buy or sell the Company’s shares

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e. oil and gas price fluctuations/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating resource commodities fluctuate from one business cycle to the next.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the price of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

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

E-Mail: info@galileopetroleum.ca

Website: www.galileopetroleum.ca

The Contact person in Vancouver is David Hottman, President, CEO and Chairman.

The Company currently leases its corporate office space in Vancouver under a lease in effect through February 28, 2013.

The Company's fiscal year ends June 30th.

The Company's common shares trade on the TSX Venture Exchange under the symbol "GPL".

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. As of June 30, 2012, the end of the most recent fiscal year, there were 9,749,107 common shares and no preferred shares issued and outstanding.

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

At the Special Meeting of Shareholders held on March 23, 2012, shareholders approved an amendment to the Authorized Share Capital from 100,000,000 common shares and 100,000,000 preferred shares to an unlimited number of common and an unlimited number of preferred shares. Shareholders also approved a 1 for 5 consolidation of the issued and outstanding common shares, and a change of name from “Portal Resources Ltd.” to “Galileo Petroleum Ltd.”. The common share consolidation and name change became effective on April 2, 2012.

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

In July 2004, the Company acquired an option to acquire a 100% interest in the San Rafael project located in Mendoza Province, Argentina.  In February 2007, the Company announced that it had assembled the Tiger Uranium project consisting of six cateos totaling over 26,000 hectares in the Sierra Pintada Uranium district. In 2008, the Company terminated its option on the Arroyo Verde property and disposed of all its remaining assets in Argentina during the fourth quarter or the year. In May 2009, the Company sold its Portal de Oro S.A. subsidiary for $99,127.

In June 2007, the Company entered into an option agreement to earn an initial 60% interest in the Slick Rock Uranium exploration project in San Miguel County, Colorado.  In June 2008, after disappointing drill results, the Company dropped its option to acquire an interest in the property.

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

In September 2010, the Company entered into a binding Farm-in Agreement Term Sheet with all the Bigwave JV partners. Under the Agreement, Galileo would have had the right to increase its working interest, on a progressive basis, up to an average of 70% in certain lands owned by the JV. However, the Company and the JV partners were not able to conclude a definitive Farm-In Agreement acceptable to all parties, and the  Company's interest in the 11,360 acres in the Bigwave JV remained at a 28.5% working interest.

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

In March 2011, the Company entered into an agreement to participate in the development of an oil play in west-central Saskatchewan in the Birdbear formation. Under the agreement, Galileo has the right to earn a 25% non-operating working interest in a total of four sections of land totaling 2,560 acres which is known as the "Salt Lake Project". The Company would earn a 25% working interest in the first two sections by participating in and paying a 50% cost share of the drilling of one vertical and one horizontal well. An interest in the additional two sections would be earned by participation and payment on a straight-up basis (25% of the costs for a 25% working interest). Subsequent to the initial Salt Lake agreement, the Company secured two additional sections of contiguous land through a seismic option. Five wells were drilled on the project in 2011. and oil production has begun from two of the wells. Through the drilling of the 5 wells, the Company has earned its 25% working interest in 5 sections totaling 3,200 acres.

During calendar 2011, the company acquired a 50% working interest in 2 3/4 sections of land totaling 256 acres in the area of Primate, Saskatchewan. Subsequent to the 2012 fiscal year end, the Company sold its interest at Primate for proceeds of $85,000.

In February 2012, the Company acquired a 50% ownership interest in 3 1/2 sections of Crown Land totaling 928 acres of exploration land in Provost, Alberta. The primary target of the project is medium grade oil and the Sparky formation.

In October 2011, the Company entered into a purchase and sale agreement to acquire oil and gas production assets located in west-central Saskatchewan for total of $9,100,000. The acquisition included a 100% working interest in 19 sections of land totaling 13,340 acres, two sections totaling 1,280 acres of gross overriding royalty lands, approximately 20 sections of proprietary 3D seismic and 125 line kilometers of proprietary 2D seismic. Production at the time of the initial agreement was approximately 365 barrels of oil equivalent per day ("boe/day"), consisting of 65% heavy oil and 35% non-associated sweet gas. Closing was originally scheduled for November 30, 2011 but was subject to change upon agreement by both parties. In December 2011, the companies revised the agreement to a purchase price of $8,300,000 and closing to occur on January 31, 2012. On January 31, the Company completed the acquisition by paying $8,300,000 cash and immediately disposed of the acquired assets to a non-related company listed on the TSX Venture Exchange for a sale price of $8,800,000. After incurring costs related to the transaction of $202,624, the Company recorded a gain on the sale of $297,376.

In April 2012, the Company completed the consolidation of its common shares on the basis of 1 new share for every 5 old shares, and changed its name from Portal Resources Ltd to Galileo Petroleum Ltd.

Business Overview

The Company currently has an interest in 5 oil and gas projects located in Alberta and Saskatchewan, Canada. Galileo formerly had interests in mineral exploration operations located in Argentina and the United States, all of which were disposed of in Fiscal 2009. Currently, one of the oil and gas properties in which the Company has an interest has commenced commercial production, with the remainder at the exploration stage. There is no assurance that a commercially viable resource is present on any of the Company’s properties, and additional exploration is required before it is determined if the Company's exploration stage properties are economically and legally viable.

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

Current and Anticipated Work

During 2011, the Company announced that it had drilled and completed two horizontal wells and one vertical well on the project. It had also completed two well re-entries on the project. Three of the wells (two vertical and one horizontal) were brought on stream and began commercial production in June 2011. The fourth and fifth wells have recompletion and workover pending. As of June 2012, the wells in production were averaging production at a gross rate of approximately 30 bopd (7.4 bopd net to Galileo).

During the first quarter of 2012, the Company participated in the drilling of a third horizontal well (25% working interest to Galileo) on the project. The well was drilled to a total depth of 1,225 meters with a horizontal leg of 289 meters. Completion and equipping operations are being scheduled. Each of the horizontal wells qualify for the Province of Saskatchewan’s drilling incentive program with a maximum 2.5% government royalty on the first 100,000 barrels of production.

During fiscal 2012, the Company expended $378,739 on the Salt Lake Project. During the year, the Company completed an impairment analysis on the project and realized an impairment of ($415,000).

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

In January 2009, the Company signed an additional participation agreement (the “Participation Agreement”) with certain other participants in the Bigwave Joint-Venture. Under the Participation Agreement, the Company agreed to pay 100% of the other participant’s cost per Drill Spacing Unit to earn 100 % of their interest until pay-out and then after pay-out to drop to 70% interest per Drill Spacing Unit. In April 2010, Galileo agreed to purchase the Participation Agreement for $5,000 cash and 500,000 Galileo common shares.

In September 2010, the Company acquired an additional 6.5% interest in the JV from Lochfayne Resources Ltd., which increased the Company’s interest in the Bigwave JV to 28.5%. In return for Lochfayne’s 6.5% interest, the Company granted Lochfayne a non-convertible gross overriding royalty in the acquired 6.5% interest of 5-15% on all future oil production, and 15% on all future gas production. Galileo also assumes all of Lochfayne’s future obligations under the Bigwave JV agreement.

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

During Fiscal 2012, the Company contributed $Nil (Fiscal 2011 - $124,237) to the Bigwave Joint-Venture. As at June 30, 2012, the Company has spent a total of $632,557 on the Bigwave project.

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

During Fiscal 2012, the Company contributed $Nil (Fiscal 2011 - $Nil) to the Joint-Venture. As of June 30, 2012, the Company has spent a total of $18,000 on the Manito Joint-Venture.

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

During Fiscal 2012, the Company expended $Nil (2011 - $784) on the project. As of June 30, 2012, the Company has spent a total of $31,150 on the project.

Provost

In February 2012, the Company acquired a 50% interest, subject to a 6% gross over-riding royalty and provincial royalties, in 928 acres located in the Provost area of east-central Alberta. The primary target is the Sparky formation for medium grade oil.

As of June 30, 2012, the Company has spent a total of $76,084 on the project.

Primate

The Company acquired a 50% working interest in calendar 2011 in two sections of land near Primate in west-central Saskatchewan. The land position totaled 256 acres (128 net). An evaluation of existing seismic data indicates two potential Mannville oil channel locations with additional offset locations. Subsequent to the end of fiscal 2012, the Company sold its interest at Primate for proceeds of $85,000.

Purchase and Sale Agreement

In October 2011, the Company entered into a purchase and sale agreement to acquire oil and gas production assets located in west-central Saskatchewan for total of $9,100,000. The acquisition included a 100% working interest in 19 sections of land totaling 13,340 acres, two sections totaling 1,280 acres of gross overriding royalty lands, approximately 20 sections of proprietary 3D seismic and 125 line kilometers of proprietary 2D seismic. Production at the time of the initial agreement was approximately 365 boe/day, consisting of 65% heavy oil and 35% non-associated sweet gas. An initial payment of $500,000 was made to be held in trust until closing, with the transaction also being subject to the approval of the TSX Venture Exchange and financing. Closing was originally scheduled for November 30, 2011 but was subject to change upon agreement by both parties. The parties agreed to amend the purchase price to $8,300,000 to close on January 31, 2012. Upon closing of the agreement on January 31, the Company, pursuant to a separate agreement with a third-party, agreed to sell the acquired properties for $8,800,000. The Company incurred costs of $202,624 in costs associated with the transaction. After deduction of the costs, the Company recorded a gain of $297,376 on the transaction.

Production and Reserves

As of June 30, 2012, the Company’s had an interest in producing oil wells at the Salt Lake project in Saskatchewan, Canada, and interesting in non-producing oil and gas wells on the Salt Lake project and on a non-producing oil well on the Bigwave property in Alberta. The Company’s wells at the end of the fiscal year ended June 30, 2012 were as follows:

	Oil		Natural Gas
	Gross	Net	Gross	Net

Producing	2.00	0.50	0	0
Non-producing	5.00	1.00	1	0.25
TOTAL	7.00	1.5285	0	0.25

During the fiscal year ended June 30, 2011, the Company drilled the following wells:

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net

Oil	0	0	1.00	0.25
Natural Gas	0	0	0	0
Dry Wells	0	0	0	0
Service Wells	0	0	0	0

Total Wells	0	0	1.00	0.25

The following is the Company’s total net oil and gas production for the fiscal years ended June 30, 2012 and 2011. The Company began production from the Salt Lake project in fiscal 2011 and had no production in prior fiscal years.

Fiscal Year Ended June 30, 2012	Natural Gas Oil Natural Gas Liquids	0 Mcf 4,093 barrels 0 barrels

Fiscal Year Ended June 30, 2011	Natural Gas Oil Natural Gas Liquids	0 Mcf 723 barrels 0 barrels

The following table includes the average prices the Company received for its production for the fiscal years ended June 30, 2012 and 2011.

	Fiscal year ended June 30, 2012	Fiscal year ended June 30, 2011

Oil	$70.21 bbl	$65.05 bbl

The following table includes the average production costs, including royalties, per unit of production for the fiscal year ended June 30, 2012 and 2011.

	Fiscal year ended June 30, 2012	Fiscal year ended June 30, 2011

Production Costs ($/BOE)	$ 40.65	$ 25.61
Royalties ($/BOE)	1.71	2.05

As of the date of this annual report, the Company has not prepared a reserve estimate on its Salt Lake property as defined under the rules and regulations of the Securities and Exchange Commission for the fiscal year ended June 30, 2012.

The following table discloses the Company’s landholdings as of June 30, 2012:

	Undeveloped		Developed		Total
	Gross	Net	Gross	Net	Gross	Net

Alberta	6,690	2,154	640	182.5	7,330	2,336.5
Saskatchewan	1,033	322	3,840	960	4,873	1,282

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards. The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.00 on October 31, 2012.

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

TRANSITION TO IFRS

For all periods up to and including June 30, 2011, the Company prepared its financial statements in accordance with Canadian GAAP. The financial statements for the year ended June 30, 2012 are the first annual financial statements the Company has prepared in accordance with IFRS as in effect as at June 30, 2012, as detailed in the accounting policies described in Note 3. In preparing these financial statements, the Company's opening statement of financial position was prepared as at July 1, 2011, the Company's date of transition to IFRS.

IFRS 1 First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional statement of financial position date, with all adjustments to assets and liabilities taken to deficit unless certain exemptions are applied. Subject to certain transition elections disclosed in Note 4 to the consolidated financial statements, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at July 1, 2010, and throughout all periods presented, as if these policies had always been in effect. The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of October 29, 2012, the date the Board of Directors approved the financial statements.

The following tables detail the principal adjustments made by the Company in restating its Canadian GAAP consolidated statements of financial position as at July 1, 2011, and its previously published Canadian GAAP financial statements for the year ended June 30, 2011. The transition adjustments made to the Statements of Financial Position and Statements of Loss and Comprehensive Loss have resulted in reclassification of various amounts on the Statement of Cash Flows; however, as there have been no changes to the net cash flows, no reconciliations have been prepared for the Statements of Cash Flows.

The July 1, 2010 Canadian GAAP Statement of Financial Position has been reconciled to IFRS as follows:

	As at July 1, 2010
	GAAP	Effect of Transition to IFRS	Notes	IFRS
ASSETS
Current
Cash	$ 137,609			$ 137,609
Short-term investments	275,222			275,222
Marketable securities	9,581			9,581
Amounts receivable	63,880			63,880
Prepaid expenses	21,552			21,552
	507,844	-		507,844
Non-current
Exploration and evaluation	-	571,932	(c)	571,932
Petroleum and natural gas properties	571,932	(571,932)	(c)	0
Equipment	21,833			21,833
	593,765	-		593,765
	$ 1,101,609	$ -		$ 1,101,609
LIABILITIES
Current
Accounts payable and accrued liabilities	$ 43,417			$ 43,417

SHAREHOLDERS’ EQUITY
Share capital	14,850,161			14,850,161
Contributed surplus	1,024,993	8,232	(b)	1,033,225
Deficit	(14,816,962)	(8,232)	(b)	(14,825,194)
	1,058,192	-		1,058,192
	$ 1,101,609	$ -		$ 1,101,609

The June 30, 2011 Canadian GAAP Statement of Financial Position has been reconciled to IFRS as follows:

	As at June 30, 2011
	GAAP	Effect of Transition to IFRS	Notes	IFRS
ASSETS
Current
Cash	$ 1,000,723			$ 1,000,723
Short-term investments	26,696			26,696
Marketable securities	10,127			10,127
Amounts receivable	70,095			70,095
Prepaid expenses	41,103			41,103
	1,148,744	-		1,148,744
Non-current
Exploration and evaluation	-	696,953	(c)	696,953
Petroleum and natural gas properties	2,304,232	(678,797)	(a), (c)(d)	1,625,435
Equipment	57,066			57,066
	2,361,298	18,156		2,379,454
	$ 3,510,042	$ 18,156		$ 3,528,198
LIABILITIES
Current
Accounts payable and accrued liabilities	$ 290,914	$ -		$ 290,914

Decommissioning obligations	35,512	17,875	(a)	53,387
Flow-through share premium liability	-	90,200	(e)	90,200
	35,512	108,075		143,587

SHAREHOLDERS’ EQUITY
Share capital	17,999,468	(90,200)	(e)	17,909,268
Contributed surplus	1,222,407	(17,801)	(b)	1,204,606
Deficit	(16,038,259)	18,082	(b), (d )	(16,020,177)
	3,183,616	(89,919)		3,093,697
	$ 3,510,042	$ 18,156		$ 3,528,198

The June 30, 2011 Canadian GAAP Statement of Comprehensive Loss has been reconciled to IFRS as follows:

	For the year ended June 30, 2011
	GAAP	Effect of Transition to IFRS	Notes	IFRS
Revenue
Petroleum and natural gas	$ 47,041	$ -		$ 47,041
Royalties	(1,481)	-		(1,481)
	45,560	-		45,560
Finance income	324	-		324
	45,884	-		45,884
Expenses
General and administrative	1,223,124	(26,033)	(b)	1,197,091
Resource operating expenses	19,672	-		19,672
Depletion, depreciation and amortization	33,957	(281)	(d)	33,676
	1,276,753	(26,314)		1,250,439

Other items
Gain on sale of equipment	9,026	-		9,026
Unrealized gain on marketable securities	546	-		546
	9,572	-		9,572

Net loss and comprehensive loss for the year	$ (1,221,297)	$ 26,314		$ (1,194,983)

The following explains the significant differences between the Company’s Canadian GAAP accounting policies and those applied by the Company under IFRS. IFRS policies have been retrospectively and consistently applied except where specific IFRS 1 optional and mandatory exemptions permitted an alternative treatment upon transition to IFRS for first-time adopters. The note captions below correspond to the adjustments presented in the preceding reconciliations.

In preparing the comparative financial statements in accordance with IFRS 1, the Corporation has applied the following optional exemptions from full retrospective application of IFRS.

IFRS 2 – Share-based payments; and

IAS 37 – Decommissioning obligations

Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the Company under Canadian GAAP are consistent with their application under IFRS. The remaining IRFS 1 exemptions were not applicable or material to the preparation of the Company’s Statement of Financial Position at the date of transition to IFRS on July 1, 2011.

Decommissioning obligations

The Company has elected to measure decommissioning obligations (formerly known as asset retirement obligations under Canadian GAAP) on transition to IFRS in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets  and recognize directly in deficit the differences between the amount and the carrying amount of those obligations determined under Canadian GAAP at the transition date. Under Canadian GAAP, accretion on decommissioning obligations was included in depletion and depreciation expense. Under IFRS, accretion expense is included in finance expenses.

Under Canadian GAAP, decommissioning obligations were discounted at a credit-adjusted risk-free rate of 8%. Under IFRS, the estimated cash flow to abandon and remediate both wells and facilities has been risk-adjusted and therefore the provision was discounted at a risk-free rate of 4% based on Government of Canada long-term bonds.

As a decommissioning obligation liability wasn’t recorded at the transition date, the application of IAS 37 resulted in no change to the liabilities or deficit at the date of transition. However, the change to IFRS resulted in an increase to the Company’s decommissioning obligation and petroleum and natural gas assets of $17,875 for the year ended June 30, 2011 as compared to the decommissioning obligation and petroleum and natural gas assets as previously recorded under Canadian GAAP.

Share Purchase Option Compensation

The Company has elected to apply IFRS 2, Share-based Payments to equity instruments granted after November 7, 2002 that have not vested by the transition date. Under Canadian GAAP, share purchase option compensation expense was disclosed as a separate line item in profit or loss. Under IFRS, share purchase option compensation expense is included in administrative expenses.

Under Canadian GAAP, the fair value of stock options was calculated using a Black-Scholes option-pricing model for each option grant and the resulting expense was recognized over the four quarter vesting period. Forfeitures of stock options were recognized as they occurred.

Under IFRS, each vesting tranche of an option grant with different vesting dates was considered a separate grant for the calculation of fair value. This resulted in accelerated expense recognition which attributed higher share-based compensation expense in early years of option grant and less expense in later years. The Company also applied an estimated forfeiture rate at the initial grant date. The forfeiture rate is taken into account by adjusting the number of stock options expected to vest under each vesting tranche and subsequently revising this estimate throughout the vesting period, as necessary. When determining the fair value of each vesting tranche under IFRS, the Company applied an estimated weighted average option life for each respective tranche which reflects historical experiences. Under Canadian GAAP, the option life was equal to the expiry period of five years,

The application of IFRS 2 resulted in a $8,232 increase to contributed surplus with a corresponding increase to the Company’s deficit at the date of transition. Share-based payments increased during the year ended June 30, 2011 by $26,033 from the amounts previously recorded under Canadian GAAP. The Company applied a weighted average estimated forfeiture rate of 5.3% during the year ended June 30, 2011.

Exploration and evaluation assets

Under IRFS, exploration and evaluation costs are those expenditures for an area where technical feasibility and commercial viability has not yet been determined. Development and production costs include those expenditures for areas where technical feasibility and commercial viability has been determined and are included in the general balance of petroleum and natural gas properties and equipment.

Exploration and evaluation assets at July 1, 2010 were deemed to be a $571,932, representing the unproved properties balance under Canadian GAAP. This resulted in a reclassification of $571,932 from petroleum and natural gas properties to exploration and evaluation assets as July 1, 2010. As at June 30, 2011, the Company’s exploration and evaluation assets totaled   $696,953. These exploration activities are pending the determination of economic quantities of commercially producible reserves. During the year ended June 30, 2011, $1,636,719 of exploration and evaluation assets have been reclassified to petroleum and natural gas properties.

The Company performed an impairment test on its exploration and evaluation assets and petroleum and natural gas properties in accordance with the accounting policy stated in Note 4. The recoverable amount of the Company’s assets were estimated based on the fair value less cost to sell approach using discounted cash flows from proved plus probable reserves, taking into consideration escalated prices and future development costs, as obtained from the Company’s independent reserve report. Based on the above assessment, the Company’s exploration and evaluation assets and petroleum and natural gas properties did not have any impairment on transition to IFRS and as at June 30, 2011.

Depletion and depreciation

Under Canadian GAAP, the Company depleted its petroleum and natural gas assets on the unit of production method using proved producing reserves for each cost centre. Under IAS 16, Property, Plant & Equipment, the Corporation has elected to deplete its development and production costs on an area basis using the unit of production method over proved plus probable reserves. Exploration and evaluation costs are not amortized under IFRS.

Depleting at an area level over proved plus probable reserves resulted in a decrease to depletion and depreciation of $360 for the year ended June 30, 2011 from amounts previously reported under Canadian GAAP. The change to decommissioning obligations increased the depletion and depreciation expense by $79 at June 30, 2011.

Share capital

Under Canadian GAAP, the proceeds from the issuance of flow-through shares are recognized as shareholders’ equity. The tax basis of assets related to expenditures incurred to satisfy flow-through share obligations is reduced when the renunciation of the related tax pools occurs which then increases the deferred income tax liability and reduces share capital.

Under IFRS, the amount recorded to share capital from the issuance of flow-through shares reflects the fair market value of “regular” common shares. The difference between the total value of flow -through share issuance and the fair market value of regular common share issuance (premium) is initially accrued as a deferred obligation when the flow-through shares are issued. Pursuant to the terms of the flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, on renunciation with the Canada Revenue Agency, a deferred tax liability is recorded equal to the estimated amount of deferred income taxes payable by the Company as a result of the renunciations, the obligation on issuance of flow-through shares is reduced and the difference is recognized in profit or loss. There is no impact to share capital on renunciation of flow-through shares.

The above accounting policy difference resulted in no change to share capital at the transition date. For the year ended June 30, 2011, the change to IFRS resulted in a decrease to Share Capital and a corresponding increase in the Flow-through Share Premium Liability of $90,200.

Results of Operations

Year Ended 6/30/12 vs. Year Ended 6/30/11

During the fiscal year ended June 30, 2012, the Company completed the acquisition and subsequent sale of a package of oil and gas properties located in west-central Saskatchewan. The Company recorded a gain on the sale of $297,376. During fiscal 2011, the Company acquired a 25% working interest and began oil production on the Salt Lake project in Saskatchewan and increased its interest in the Bigwave JV 28.5%.

The net loss and comprehensive for fiscal 2012 was ($1,159,501), or ($0.12) per share, compared to a net loss of ($1,194,983), or ($0.18) per share in the fiscal year ended June 30, 2011. Higher petroleum and natural gas revenues were offset by higher expenses and impairment of petroleum and natural gas properties.

Petroleum and natural gas revenue, net of royalties, rose to $280,366 from $45,560 due to a full year of production from the Salt Lake project. General and administrative expenses declined slightly to $1,069,871 from $1,197,091 recorded in fiscal 2011. The decline was due to lower salaries and benefits expenses as well as lower investor relation expenses, which were partially offset by an increase in accounting fees and the cost of engineering reports. Resource operating expenses rose to $166,380 from $19,672 and depletion, depreciation and amortization rose to $167,831 from $33,676 due to a full year of operations on the Salt Lake project. Finance expense was $1,915 compared to $Nil in 2011.

Other items included the impairment of petroleum and natural gas properties of $415,000 due to the Company’s impairment analysis of the Salt Lake project. Other income included a gain of $297,376 related to the purchase and sale transaction of the West Saskatchewan properties on January 31, 2012. There were no property impairment or other income recorded in fiscal 2011. In fiscal 2011, the Company did record a gain on sale of equipment of $9,026. During fiscal 2012, the Company recorded an unrealized loss on marketable securities of $7,073 compared to a gain of $546 in fiscal 2011.  These changes are related to changes in market value of the Company’s 150,000 common shares of Pengram Corporation received from the sale of its Nevada mineral exploration properties.

Liquidity and Capital Resources

The Company’s working capital position at June 30, 2012 was negative ($172,564), including cash of $599, short-term investments of $40,821 and marketable securities of $3,054. The Company will require additional funding in order to meet its current and ongoing financial obligations, as well as any property expenditures on its petroleum and natural gas properties. The Company estimates that it will require approximately $400,000 for General and Administrative expenses for fiscal 2013. No money has been budgeted for exploration and development for fiscal 2013. The Company’s auditor has included a “going concern” opinion as described in Note 2 of the Company's Consolidated Financial Statements. The continuation of the Company as a going concern is dependent upon the ability of the Company to obtain necessary equity or other financing to continue operations, and/or to attain sufficient profitable operations. If the Company is unable to meet these requirements, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years.

Table No. 4 Common Share Issuances

Fiscal Year Ended June 30	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2008	Private Placement	7,887,000	$0.65	$ 5,126,550
	Exercise of Options	5,000	$0.52	$ 2,600

2009	None

2010	Purchase of Oil & Gas Interest	500,000	$0.18	$ 90,000

2011	Private Placement	6,410,000	$0.125	$ 801,250
	Private Placement	10,152,500	$0.20	$ 2,030,500
	Private Placement	1,804,000	$0.25	$ 451,000
	Exercise of Options	227,500	Various	$ 27,676

2012	Reduction in share capital and accumulated deficit (1)	(13,671,414)	N/A	N/A

(1)  The Company completed the consolidation of its common shares on the basis of 1 post-consolidation share for every 5 pre-consolidation shares. The consolidation was completed on April 3, 2012.

Fiscal Year Ended June 30, 2012

The Company’s working capital position at June 30, 2012 was negative ($172,564), including cash of $599, short-term investments of $40,821 and marketable securities of $3,054. Operating Activities used cash of ($870,055), which included the net loss for the year of ($1,159,501). Items not involving cash included depletion and amortization related to petroleum production of $167,831; Share-based payments related to the vesting of stock options of $73,187; Accretion of $1,915; Unrealized loss on marketable securities related to the change in value of the Company’s 150,000 common shares of Pengram Corporation of $7,073; Deferred tax recovery of ($90,200); Gain on sale of petroleum and natural gas properties related to the purchase and sale agreement on the West Saskatchewan properties of ($297,736); Impairment on petroleum and natural gas properties for the write-down of the Salt Lake project of $415,000; and Changes in non-cash working capital relating to operating activities of $12,376. Investing Activities used cash of ($135,015). Additions to exploration and evaluation assets used cash of ($60,838); Additions to petroleum and natural gas properties used cash of ($1,059,423) as the Company reclassified the capitalized expenditures for its properties now in production; Proceeds from the sale of petroleum and natural gas properties provided cash of $1,000,000; Additions to equipment used cash of ($629); and an increase in short-term investments used cash of ($14,125). Financing Activities provided cash of $4,946, with the entire amount due to an increase in bank indebtedness.

Cash totaled $599 at June 30, 2012 compared to $1,000,723 at June 30, 2011, a decrease of $1,000,124.

There were no share issuances during the year. The Company did complete a 1 for 5 share consolidation of its common stock effective April 3, 2012.

Fiscal Year Ended 6/30/2011

The Company's working capital position at June 30, 2011 was $822,318, including cash of $1,000,723. During the year, Operating Activities used cash of ($917,492), which included the net loss for the year of ($1,194,983). Items not involving cash included stock-based Compensation of $147,202, depletion and amortization of $33,957, unrealized gain on marketable securities of ($546), gain on sale of equipment of ($9,026). Changes in non-cash working capital related to operating activities provided cash of $105,904.  Investing Activities used cash of ($1,391,880). Expenditures on Oil and Gas Properties used cash of ($1,591,807), and Purchase of Equipment used cash of ($64,099). Proceeds from the Sale of Equipment provided cash of $15,500 and the sale of Short-term Investments provided cash of $248,526. Financing Activities provided cash of $3,173,486, with Shares Issued for Cash providing cash of $3,282,750 and Exercise of Stock Options providing cash of $27,676. Share Issue Costs used cash of ($136,940).

Cash totaled $1,000,723 at June 30, 2011.

During the year, the Company completed three private placements of its common shares. In February 2011, a placement of 6,410,000 units was close at a price of $0.125 per unit for gross proceeds of $801,250. Each unit consisted of one common share and one common share purchase warrant. Each warrant is exercisable to buy one common share at a price of $0.15 until February 17, 2012. In May 2011, the company closed two private placements. Under the first, the Company sold 10,152,500 units at a price of $0.20 per unit for gross proceeds of $2,030,500. Each unit consisted of one common share and one-half of a share purchase warrant, with each full warrant exercisable into a common share at a price of $0.25. 2,988,750 of the warrants are exercisable until May 20, 2012 and 2,087,500 are exercisable until May 30, 2012. Under the second private placement in May, the Company sold 1,804,000 flow-through units at a price of $0.25 per unit for gross proceeds of $451,000. Each flow-through unit consisted of one flow-through common share and one-half of a common share purchase warrant with each full warrant exercisable into a common share of the Company at a price of $0.35. Of these warrants, 870,000 are exercisable until May 20, 2012 and 32,000 are exercisable until May 30, 2012. The Company also received cash proceeds of $27,676 from the exercise of 227,500 share purchase options.

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

Basis of measurement

The consolidated financial statements have been prepared under the historical cost method except for cash, short term investments, marketable securities and share-based transactions which are measured at fair value.

Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. The functional currency of the Company’s subsidiaries is Canadian dollars.

Reporting entity

The consolidated financial statements as at and for the years ended June 30, 2012, June 30, 2011 and July 1, 2010 include the accounts of the Company and its wholly owned subsidiary Portal Resources US Inc., and its formerly owned Argentinean subsidiary, Portal del Oro S.A. (“Portal S.A.”). All significant inter-company transactions and balances have been eliminated.

Significant accounting judgments and estimates

The timely preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, income and expenses. Accordingly, actual amounts may differ from these estimates. Estimates and underlying assumptions are viewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are outlined below.

Reserves

Estimation of reported recoverable quantities of proved and probable reserves include judgmental assumptions regarding production profile, commodity prices, exchange rates, remediation costs, timing and amount of future development costs, and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models in order to make an assessment of the size, shape, depth and quality of reservoirs, and their anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying values of the Company`s petroleum and natural gas properties, the calculation of depletion and depreciation, the provision for decommissioning obligations, and the recognition of deferred tax assets due to changes in expected future cash flows. The recoverable quantities of reserves and estimated cash flows from the Company`s petroleum and natural gas interests are independently evaluated by reserve engineers at least annually.

The Company’s petroleum and natural gas reserves represent the estimated quantities of petroleum, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specific degree of certainty to be economically recoverable in future years from known reservoirs and which are considered commercially producible. Such reserves may be considered commercially producible if management has the intention of developing and producing them and such intention is based upon (i) a reasonable assessment of the future economics of such production; (ii) a reasonable expectation that there is a market for all or substantially all the expected petroleum and natural gas production; and (iii) evidence that the necessary production, transmission and transportation facilities are available or can be made available. Reserves may only be considered proved and probable if producibility is supported by either production or conclusive formation tests. The Company`s petroleum and natural gas reserves are determined pursuant to National Instrument 51-101, Standard of Disclosures for Oil and Gas Activities.

Identification of cash-generating units

The Company`s assets are aggregated into cash-generating units, for the purpose of calculating impairment, based on their ability to generate largely independent cash flows. By their nature, these estimates and assumptions are subject to measurement uncertainty and may impact the carrying value of the Company`s assets in future periods.

Share based payments

All equity-settled, share-based awards issued by the Company are fair valued using the Black-Scholes option-pricing model. In assessing the fair value of equity based compensation, estimates have to be made regarding the expected volatility in share price, option life, dividend yield, risk-free rate and estimated forfeitures at the initial grant date.

Decommissioning obligations

The Company estimates future remediation costs of production facilities, wells and pipelines at different stages of development and construction of assets or facilities. In most instances, removal of assets occurs many years into the future. This requires judgment regarding abandonment date, future environmental and regulatory legislation, the extent of reclamation activities, the engineering methodology for estimating cost, future removal technologies in determining the removal cost and liability-specific discount rates to determine the present value of these cash flows.

Impairment of petroleum and natural gas assets

For the purposes of determining whether impairment of petroleum and natural gas assets has occurred, and the extent of any impairment or its reversal, the key assumptions the Company uses in estimating future cash flows are future petroleum and natural gas prices, expected production volumes and anticipated recoverable quantities of proved and probable reserves. These assumptions are subject to change as new information becomes available. Changes in economic conditions can also affect the rate used to discount future cash flow estimates. Changes in the aforementioned assumptions could affect the carrying amounts of assets, and impairment charges and reversal will affect profit or loss.

Income taxes

Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and in future periods.

Deferred tax assets are recognized only to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse and a judgment as to whether or not there will be sufficient taxable profits available to offset the tax assets when they do reverse. This requires assumptions regarding future profitability and is therefore inherently uncertain. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in the statement of comprehensive loss in the period in which the change occurs.

SIGNIFICANT ACCOUNTING POLICIES

Revenue

Revenue from the sale of oil and natural gas is recorded when the significant risks and rewards of ownership of the product is transferred to the buyer which is usually when legal title passes to the external party and collection is reasonably assured. Revenue is presented both before and after royalties payable to the Crown and others.

Finance income

Interest income is recognized as it accrues in the statement of comprehensive loss, using the effective interest rate method.

Joint controlled operations and assets

Certain activities of the Company are conducted jointly with others where the participants have a direct ownership interest in, and jointly control, the related assets. Accordingly, the accounts of the Company reflect only its working interest share of revenues, expenses and capital expenditures.

Exploration and evaluation

Pre-exploration costs are recognized as an expense in the period incurred. Pre-exploration activities are expenditures incurred prior to obtaining the legal rights or licenses to explore a mineral resource.

Intangible exploration and evaluation expenditures are capitalized and may include costs of license acquisition, geological and geophysical evaluations, technical studies, exploration drilling and testing and other directly attributable costs. Tangible assets acquired which are consumed in developing an intangible exploration asset are recorded as part of the cost of the exploration asset. The costs are accumulated in cost centers by exploration area pending determination of technical feasibility and commercial viability.

The technical feasibility and commercial viability of extracting a mineral resource in an exploration area is considered to be determinable when economical quantities of reserves are determined to exist. A review of each exploration project by area is carried out at each reporting date to ascertain whether reserves have been discovered. Upon determination of commercial reserves, associated exploration costs are transferred from exploration and evaluation to petroleum and natural gas properties as reported on the statement of financial position. Exploration and evaluation assets are reviewed for impairment prior to any such transfer.

Assets classified as exploration and evaluation are not amortized. If technical feasibility and commercial viability has determined not to be achieved, the capitalized exploration costs and relevant dry hole costs are charged to the statement of comprehensive loss as an impairment expense.

Petroleum and natural gas properties

Recognition and measurement

Petroleum and natural gas properties are measured at cost less accumulated depletion and depreciation and accumulated impairment losses if any.

Petroleum and natural gas properties consists of the purchase price and costs directly attributable to bringing the asset to the location and condition necessary for its intended use. Petroleum and natural gas assets include developing and producing interests such as land acquisitions, geological and geophysical costs, facility and production equipment and associated turnarounds, other directly attributable costs and the initial estimate of the costs of dismantling and removing an asset and restoring the site on which it was located.

Subsequent costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability are recognized as petroleum and natural gas properties when they increase the future economic benefits embodied in the specific asset to which they relate. Such capitalized petroleum and natural gas properties generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a geographic or geotechnical area basis. The cost of day-to-day servicing of an item of petroleum and natural gas properties is expensed in the statement of comprehensive loss as incurred.

Petroleum and natural gas properties are derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising from the disposal of petroleum and natural gas properties is recognized in the statement of comprehensive loss.

Depletion and depreciation

The net carrying value of petroleum and natural gas assets, net of estimated residual value, is depleted on a geographic or geotechnical area basis using the unit of production method. This depletion calculation includes actual production in the period and total estimated proved and probable reserves attributed to the petroleum and natural gas assets being depreciated, taking into account total capitalized costs plus estimated future development costs necessary to bring those reserves into production. Relative volumes of reserves and production (before royalties) are converted at the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil. These estimates are reviewed by independent reserves evaluators at least annually.

Impairment

The Company assesses at each reporting date whether there are indications of impairment of the CGU's it has identified. If indications of impairment exist, or at least annually, the Company estimates the asset’s recoverable amount, which is the higher of an asset’s or CGU’s fair value less costs to sell and its value-in-use.

Fair value less costs to sell represents the value for which an asset could be sold in an arm’s length transaction, and is presented as a function of the future cash flows of the proved and probable reserves. Value in use is estimated as the discounted present value of the future cash flows expected to arise from the continued use of the asset or CGU. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and the impairment loss is charged to the statement of comprehensive loss.

For impairment losses recognized in prior periods, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. Previously recognized impairment loss reversals are limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. Impairment reversals are recognized as an impairment recovery in the statement of comprehensive loss.

Equipment

Equipment is recorded at cost less accumulated amortizations. Equipment which includes vehicles, furniture and fixtures and field equipment, computer software and computer equipment are depreciated on a straight-line basis over the estimated useful lives of the assets at rates of 20 percent to 50 percent per annum.

Provisions and decommissioning obligations

Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of a past event, if it is probable that the Company will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

The Company’s activities give rise to dismantling, restoration and site disturbance remediation activities. Costs related to abandonment activities are estimated by management in consultation with the Company’s engineers based on risk-adjusted current costs which take into consideration current technology in accordance with existing legislation and industry practices.

Decommissioning obligations are measured at the present value of the best estimate of expenditures required to settle the present obligations at the reporting date. When the fair value of the liability is initially measured, the estimated cost, discounted using a risk-free discount rate, is capitalized by increasing the carrying amount of the related petroleum and natural gas properties. The increase in the provision due to the passage of time (“accretion”) is recognized as a finance expense whereas increases and decreases due to revisions in the estimated future cash flows are recorded as adjustments to the carrying amount of the related petroleum and natural gas properties. Actual costs incurred upon settlement of the liability are charged against the obligation to the extent that the obligation was previously established. The carrying amount capitalized in petroleum and natural gas properties is depleted in accordance with the Company’s depletion and depreciation policy. The Company reviews the obligation at each reporting date and revisions to the estimated timing of cash flows, discount rates and estimated costs will result in an increase or decrease to the obligations. Any difference between the actual costs incurred upon settlement of the obligation and recorded liability is recognized as a gain or loss in the statement of comprehensive loss.

Share capital

Proceeds from the issuance of common shares are classified as equity on the statement of financial position. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

Foreign Currency Translation

Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalent using foreign exchange rates at the statement of financial position dates.  Non-monetary items are translated at historical exchange rates.  Revenues and expenses are translated using average rates of exchange during the year.  Exchange gains or losses arising from currency translation are included in the determination of net income.

Share based payment transactions

The share option plan allows the Company’s employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in contributed surplus. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Financial instruments

Non-derivative financial instruments are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs.

At initial recognition, all financial instruments are classified in one of the following categories depending on the purpose for which the instruments were acquired:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss (“FVTPL”) are financial assets held for trading or that are designated as such by management. Such assets are held for trading if it is acquired principally for the purpose of selling in the short-term. These assets are initially recognized, and subsequently carried, at fair value, with changes recognized in the statement of comprehensive loss. Transaction costs are expensed. Assets in this category include cash, bank indebtedness, short term investments and marketable securities.

Loans and receivables

Loans and receivables are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, less any impairment losses, with interest expense recognized on an effective yield basis. Assets in this category include amounts receivable.

Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. Liabilities in this category include accounts payables and accrued liabilities.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Flow-through shares

The Company may issue flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of the flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. The difference to the value ascribed to flow-through shares issued and the value that would have been received for common shares at the date of issuance of the flow-through shares is initially recognized as a liability on the statement of financial position. When the expenditures are renounced, the liability is drawn down, a deferred tax liability is recorded equal to the estimated amount of deferred income tax payable by the Company as a result of the renunciation and the difference is recognized as a deferred tax expense.

Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during the period.  Fully diluted loss per share amounts are not presented, as they are anti-dilutive.

Recent Accounting Policies Not Yet Adopted

IFRS 9 - “Financial Instruments” was issued in November 2009 as the first step in its project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets that must be applied starting January 1, 2013, with early adoption permitted. The IASB intends to expand IFRS 9 during the intervening period to add new requirements for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment and hedge accounting. The Company is currently assessing the impact of this standard.

IFRS 10 – ‘Consolidated Financial Statements’ was issued in May 2011 and will supersede the consolidation requirements in SIC-12 ‘Consolidation – Special Purpose Entities’ and IAS 27 ‘Consolidated and Separate Financial Statements’ effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The Company is currently assessing the impact of this standard.

IFRS 11 - “Joint Arrangements” was issued May 2011 and will supersede IAS 31, “Joint Ventures” effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. The standard also eliminates the option to account for jointly controlled entities using the proportionate consolidation method. The Company is currently assessing the impact of this standard.

IFRS 12 – “Disclosure of Interests in Other Entities” was issued on May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, included subsidiaries, joint arrangements, associated and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact of this standard.

IFRS 13 – “Fair Value Measurement” was issued in May 2011 and sets out in a single IFRS a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently assessing the impact of this standard.

IAS 1 – “Presentation of financial statements” was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual period beginning on or after July 1, 2012. The Company is currently assessing the impact of this standard.

IAS 12 – “Income Taxes” was amended in December 2010 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset. The amendment to IAS 12 is effective for reporting periods beginning on or after January 1, 2012. The Company is currently assessing the impact of this standard.

IAS 27 replaced the existing IAS 27 ‘‘Consolidated and Separate Financial Statements’’. IAS 27 contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IAS 27 requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. IAS 27 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently assessing the impact of this standard.

IAS 28 was amended in 2011 which prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently assessing the impact of this standard.

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

Management periodically, through the exploration process, reviews results both internally and externally through industry related professionals.  Decisions to abandon, reduce or expand exploration efforts and specific properties is based upon many factors including general and specific assessments of exploration and production potential, land costs, estimates of future commodity prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

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

Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

Tabular Disclosure of Contractual Obligations

The following table discloses the Company's contractual obligation as of June 30, 2011.

Table No. 5 Contractual Obligations As of June 30, 2012

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating Lease Commitments	$65,197	$65,197	Nil	Nil	Nil

The Company’s Operating Lease Commitment is an obligation under a lease for corporate offices in Vancouver that is in effect until February 28, 2013.

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of October 31, 2011 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are residents of Canada and are citizens of Canada except for David Hottman, who is a citizen of the United States. The anticipated date of expiry of the current term for directors will be the 2012 Annual General Meeting.

Table No. 6 Directors

Name	Age	Date First Elected/Appointed
Mark T. Brown	44	August 14, 2000
David Hottman (1)	51	August 14, 2000
John Kanderka (1) (2)	59	March 8, 2012

(1)

Member of Audit Committee.

(2)

Member of the Corporate Governance Committee

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

Table No. 7 lists, as of October 31, 2012, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada except for David Hottman, who is a citizen of the United States.

Table No. 7 Executive Officers

Name	Position	Age	Date of Appointment
David Hottman	President and CEO	51	August 1, 2008
Mark T. Brown	CFO and Corporate Secretary	44	February 29, 2008

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

Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He also is a former and current officer and director of other public companies. His current officer and directorships include: A Director of Almaden Minerals Ltd., a resource exploration company traded on the TSX and the NYSE Amex; a Director of Animas Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; a Director of Avrupa Minerals Ltd. (formerly Everclear Capital Ltd.), a resource exploration company traded on the TSX Venture Exchange; Chief Financial Officer, Corporate Secretary and a Director of Big Sky Petroleum, an oil and gas exploration company traded on the TSX Venture Exchange; A Director of Estrella Gold, a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer and a Director of Pitchstone Exploration Ltd., a mineral exploration company traded on the TSX Venture Exchange; a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange; and A Director of Sutter Gold Mining Inc., a mineral exploration company traded on the TSX Venture Exchange.

John Kanderka has more than 35 years of experience as a Landman in the oil and gas industry and has held many surface, mineral, gas marketing and administrative positions with Poco Petroleums Ltd., Wellore Energy Inc. and Voyager Energy Inc. among others. Mr. Kanderka was a Co-Founder and the Landman for Trimox Energy Inc. and Terraquest Energy Corporation, both successful oil and gas production companies built from the ground up and later bought out by Canext Energy Ltd. and Masters Energy Inc. respectively. Mr. Kanderka was Vice President, Land at Richland Petroleum Corporation when it merged with Provident Energy Trust. Mr. Kanderka became Vice President of Land at Baytex Energy as the result of a merger with Dorset Exploration Ltd., a corporation with over one million undeveloped acres of land. Mr. Kanderka has been a Member of the Canadian Association of Petroleum Landmen (CAPL) since 1977 and has held the Certification as a Professional Landman since 1991

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he or she is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he or she is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company’s shareholders’ approved a formal stock option plan for the granting of incentive stock options during the most recently completed fiscal year. An amendment to the formal stock option plan was approved by shareholders at the Annual General Meeting held on December 14, 2007. An amended and restated stock option plan was approved by the Board of Directors on November 8, 2011 and by the shareholders at the 2011 Annual General and Special Meeting of Shareholders held on December 16, 2011. Refer to ITEM #10, "Stock Options".

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 8 Summary Compensation Table All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Directors Fees	Options Granted	Other Compensation
David Hottman, President and CEO (from 8/1/2008) Chairman & Director (1)	2012 2011 2010	$ 140,000 139,500 120,000	Nil Nil Nil	Nil Nil Nil	Nil 4.745

Barry Reid, Former Chief Operating Officer & Former Director (2)	2012 2011 2010	$ 82,308 104,500 Nil	Nil Nil Nil	Nil 300,000 100,000	Nil Nil Nil

Mark T. Brown, CFO (from 2/29/08) and Director (3)	2012 2011 2010	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$ 8,044 6,340 11,195

John Kanderka, Director	2012	Nil	Nil	Nil	Nil

John MacRae, Former Director (4)	2012 2011 2010	Nil Nil Nil	$ 4,000 6,667 Nil	Nil 100,000 100,000	$ 28,527 62,450 Nil

Gary Nordin, Former Director (5)	2012 2011 2010	Nil Nil Nil	$ 4,000 8,000 2,000	Nil Nil Nil	Nil Nil $ 5,040

Frank Wheatley, Former Director (6)	2012 2011 2010	Nil Nil Nil	$ 5,000 10,000 9,167	Nil Nil Nil	Nil Nil Nil

Joe Tai, Former Director (7)	2011 2010	Nil Nil	$ 1,334 $ 8,000	Nil 50,000	Nil Nil

Winnie Wong, Former Director (8)	2011 2010	Nil Nil	$ 1,334 $ 4,667	Nil 50,000	Nil Nil

(1)

“Other Compensation” for David Hottman includes insurance benefit obligations paid by the Company.

(2)

Barry Reid resigned as an officer and director effective March 8, 2012.

(3)

Mark Brown’s “Other Compensation” is administrative consulting fees paid to Pacific Opportunity Capital, a private consulting firm for which Mr. Brown is President and a director.

(4)

John MacRae's "Other Compensation" is consulting fees paid to XWUP XWUP Energy Inc., a private company owned by Mr. MacRae.. Mr. MacRae resigned as a director effective April 17, 2012.

(5)

Gary Nordin’s “Other Compensation” is consulting fees paid to Discovery Resource, a private company owned by Mr. Nordin. Mr. Nordin resigned as a director effective March 1, 2012.

(6)

Frank Wheatley resigned as a director effective March 5, 2012.

(7)

Joe Tai resigned as a director effective September 9, 2010.

(8)

Winnie Wong resigned as a director effective September 9, 2010.

No funds were set aside or accrued by the Company during Fiscal 2012 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

The Board of Directors met twice during fiscal 2012.

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

The Corporate Governance Committee currently consists of director John Kanderka.

Audit Committee

At the Company’s Annual and Extraordinary General Meeting held on December 1, 2005, shareholders approved a revised Audit Committee Charter. The Audit Committee currently consists of David Hottman and John Kanderka.

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

Staffing

The Company currently has 1 employee and 2 executive officers. The employee is an accountant in Vancouver.

During the last 3 fiscal years, the Company has sublet office space to exploration and development stage companies, and have provided office services to others. Several of these companies have officers/directors in common with Galileo. Galileo charges these companies for Rent, Human Resources, and Office Expenses. In fiscal 2011 ended June 30, 2012, the companies that sublet space from Galileo were Goldbar Resources (formerly Nanika Resources), Hi Ho Silver Resources Inc., Cambrian Capital Corp., and Changyu MedTech. In fiscal 2011 ended June 30, 2011, the companies that sublet office space from Galileo were Goldbar Resources and Changyu MedTech.  The Companies to which Galileo provided office services and human resources in Fiscal 2012 and 2011 were Canasil Minerals, Galileo Minerals Ltd., and Orestone Mining. The fiscal 2012 chargers to these companies were $140,794 (fiscal 2011 - $54,428; fiscal 2010 - $67,566).

Oil and Gas exploration is currently conducted by the Company and the Company’s joint-venture partners as operator. Galileo utilizes outside contractors under the supervision of Company personnel when needed.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Registrant is not controlled by another corporation as described below.

Table No. 9 lists, as of October 31, 2012, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9 Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	David Hottman (1)	425,698	4.31%
Common	Mark T. Brown (2)	141,220	1.44%
Common	John Kanderka (3)	20,000	0.20%

	Total Directors/Officers	5,869,180	5.91%

(1)

Of these shares, 105,720 represent exercisable share purchase options.

(2)

Of these shares, 95,500 are owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown; and 45,720 represent exercisable share purchase options.

(3)

Of these shares, 20,000 represent exercisable share purchase options.

Based upon 9,749,107 shares outstanding as of October 31, 2012, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 13, “Stock Options Outstanding” below.

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

On September 30, 2012 the shareholders' list for the Company's common shares showed 10 registered shareholders, including depositories, and 9,749,107 shares issued and outstanding. Of the total registered non-depository shareholders, 5 are resident in Canada holding 9,031,488 common shares, or 92.6% of the total issued and outstanding; 5 shareholders are resident in the United States holding 717,619 common shares, or 7.4% of the issued and outstanding, and no shareholders are resident in other nations.

The Company is aware of no persons/companies who beneficially own 5% or more of the Registrant's voting securities.

Table No. 10 5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	None	N/A	N/A

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

During Fiscal 2012, the Company paid Pacific Opportunity Capital, a private company with Mark T. Brown as an officer and director in common, an aggregate of $8,044 (2011 - $7,101; 2010 - $11,755) for fees and expense reimbursements.

During Fiscal 2012, the Company paid XWUP XWUP Energy, a private energy consulting company with former Galileo director John MacRae as President, $28,527 (2011 - $69,942; 2010 - $Nil) for consulting services.

During Fiscal 2012, the Company received $6,720 (2011 - $26,418; 2010 - $57,861) from Galileo Minerals Ltd, a private mineral exploration company with David Hottman as directors in common, for administrative expenses and expenses reimbursements. During 2012, the Company also received a loan of $90,000 from Galileo Minerals in exchange for a Promissory Note.

During Fiscal 2012, the Company received $48,445 (2011 - $47,772; 2010 - $8,685) from Canasil Resources Inc., a public mineral exploration company for which Gary Nordin, former director of Galileo, serves as a Director, for rent, parking, and office expenses.

During Fiscal 2012, the Company received $Nil (2011 - $Nil; 2010 - $1,050) from Discovery Resource Corp., a private mineral exploration company or which Gary Nordin, former director of Galileo, serves as a Director, for rent expense. The Company also paid $Nil (2011 - $Nil; 2010 - $5,040) to Discovery Resource for consulting services. During 2012, the Company also received a loan of $101,825 from Discovery as a short-term loan. Subsequent to the fiscal year end, the Company repaid the loan from Discovery.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report.  The audit report of MNP LLP, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

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

Item 9.  Offer and Listing of Securities

As of June 30, 2012 the authorized capital of the Company consisted of an unlimited number Common Shares without par value and an unlimited number of Preferred Shares without par value.  There were 9,749,107 Common Shares and no Preferred Shares issued and outstanding as of June 30, 2012 and October 31, 2012.

NATURE OF TRADING MARKET

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada under the stock symbol is “PDO”. The CUSIP number is 36354R106. The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

Table No. 11 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending October 31, 2012;

•

each of the last twelve fiscal quarters ending the three months ended September 30, 2012; and

•

each of the last five fiscal years ending June 30, 2012.

All of the prices have been adjusted to reflect the Company’s 1 for 5 common share consolidation effective April 2, 2012.

Table No. 11 TSX Venture Exchange Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

October 2012	0.06	0.045	0.05
September 2012	0.06	0.045	0.05
August 2012	0.065	0.05	0.05
July 2012	0.06	0.05	0.055
June 2012	0.09	0.06	0.06
May 2012	0.135	0.08	0.085

Three Months Ended 9/30/12	0.065	0.045	0.05
Three Months Ended 6/30/12	0.25	0.06	0.06
Three Months Ended 3/31/12	0.525	0.125	0.175
Three Months Ended 12/31/11	0.80	0.40	0.425

Three Months Ended 9/30/11	1.45	0.95	1.20
Three Months Ended 6/30/11	1.10	0.65	1.10
Three Months Ended 3/31/11	1.40	0.80	0.90
Three Months Ended 12/31/10	1.05	0.40	0.90

Three Months Ended 9/30/10	1.05	0.40	0.80
Three Months Ended 6/30/10	1.05	0.50	0.50
Three Months Ended 3/31/10	1.35	0.60	0.80
Three Months Ended 12/31/09	0.60	0.25	0.60

Fiscal Year Ended 6/30/12	1.45	0.06	0.06
Fiscal Year Ended 6/30/11	1.40	0.40	1.20
Fiscal Year Ended 6/30/10	1.35	0.25	0.50
Fiscal Year Ended 6/30/09	1.10	0.15	0.45
Fiscal Year Ended 6/30/08	3.90	0.85	1.15

Table No. 12 lists, as of October 31, 2012, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12 Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
None	N/A	N/A

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

United States Market

Galileo is a Reporting Issuer with the United States Securities and Exchange Commission, and the Company is subject to the reporting obligations and requirements under the Exchange Act of 1934. However, as a Foreign Private Issuer, the Company is exempt from sections 14(a), 14(b), 14(c), 14(f) and 16 of the Act, which includes the Proxy Rules of Section 14 and the Short-Swing Profit Rules of Section 16.

Item 10.  Additional Information

Share Capital

The Company has financed its operations through the issuance of common shares through private placements, the exercise of warrants issued in the private placements, and the exercise of stock options. The changes in the Company’s share capital during the last 3 fiscal years are as follows:

During the fiscal year ended June 30, 2012, the Company issued no common shares. On April 2, 2012, the Company completed the consolidation of its common shares on the basis of 1 new share for every 5 old shares, and changed its name to Galileo Minerals Ltd.

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

The Company's Stock Option Plan was first approved by shareholders at the Company’s Annual and Extraordinary General Meeting held on December 10, 2004 and subsequently amended at the Company’s Annual and Extraordinary General Meetings held on December 5, 2006 and at the Company’s Annual General Meeting held on December 14, 2007. A newly amended and restated Stock Option Plan was approved by the Company’s Board of Directors on November 8, 2011 by shareholder vote at the Company's 2011 Annual General and Special Meeting held on December 16, 2011.

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

A complete copy of the Company’s Stock Option Plan is included in the Company’s Management Information Circular for the Annual and Extraordinary General Meeting held on December 10, 2004 which has been filed as an exhibit to the Company’s 20-F Registration Statement. The details of the Amended Stock Option Plan is included in the Company’s Management Information Circular for the Annual and Extraordinary General Meeting held on December 16, 2011 which was filed in Form 6-K on EDGAR on December 1, 2011.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of October 31, 2012, as well as the number of options granted to Directors and all employees as a group. The number of common shares underlying the options as well as the exercise price were all adjusted to reflect the 1 for 5 common share consolidation effective April 2, 2012.

Table No. 13 Stock Options Outstanding

Name	Number of Shares of Common Stock	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

David Hottman, President, Chairman and Director	60,000 45,720	60,000 45,720	$1.00 0.60	October 7, 2013 June 8, 2014

Mark T. Brown, CFO, Secretary and Director	30,000 15,720	30,000 15,720	1.00 0.60	October 7, 2013 June 8, 2014

John Kanderka, Director	20,000	20,000	0.70	September 9, 2015

Employees/Consultants	7,000 3,000 4,000 50,000 20,000	7,000 470,000 4,000 50,000 20,000	1.00 0.60 0.60 0.70 1.05	August 11, 2012 June 14, 2014 January 17,2015 September 9, 2015 March 27, 2016

Total Officers and Directors	171,440	171,440

Total Employees/ Consultants	84,000	84,000

Total Officers/Directors/ Employees and Consultants	255,440	255,440

Resolutions/Authorization/Approvals

-No Disclosure Necessary-

Memorandum and Articles of Association

The Company was originally incorporated under the Company Act of British Columbia on August 14, 2000 under the name “Gateway Enterprises Ltd.”. After the completion of the acquisition of Portal de Oro (B.V.I.) on March 15, 2004, the Company changed its name to “Portal De Oro Resources Ltd.”. At the Annual and Extraordinary General Meeting held on December 10, 2004, shareholders approved the change of name to “Portal Resources Ltd.” and adopted a new Charter and Articles under the Business Corporations Act (British Columbia) which replaced the Company Act of British Columbia. At the Special Meeting of Shareholders held on March 23, 2012, shareholders approved an amendment to the Authorized Share Capital from 100,000,000 common shares and 100,000,000 preferred shares to an unlimited number of common and an unlimited number of preferred shares. Shareholders also approved a 1 for 5 consolidation of the issued and outstanding common shares, and a change of name from “Portal Resources Ltd.” to “Galileo Petroleum Ltd.”.

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

A copy of the Company’s Articles has been filed as an exhibit to the Company’s 20-F Registration Statement.

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

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of Galileo’s securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians:  There are no limitations under the laws of Canada or in the organizing documents of Galileo on the right of foreigners to hold or vote securities of Galileo, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

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

Statement by Experts

The Company’s auditors for its financial statements as at June 30, 2012, June 30, 2011 and July 1, 2010, MNP LLP, Chartered Accountants. Their audit report is included with the related financial statements in this Annual Report.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as June 30, 2012. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of June 30, 2012, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f))  to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS.  The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.  Management reviewed the results of their assessment with the Company’s Audit Committee.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of June 30, 2012.

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

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

The Company has not identified an Audit Committee Financial Expert among the 2 directors currently serving on the audit committee. The current members are David Hottman and John Kanderka. Both members are financially literate, have extensive experience as officers and directors of public companies, and understanding of internal controls and procedures.

Item 16B.  Code of Ethics

The Company has not adopted a written ”code of ethics” that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that the compliance with existing Canadian standards and procedures, including the regulations to which it subject under Canadian securities laws as a reporting issuer as a company listed on the TSX Venture Exchange, are adequate for its immediate purposes. The board is evaluating the adoption of a code of ethics during the 2013 fiscal year.

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

Fees, including reimbursements for expenses, for professional services rendered by MNP LLP to the Company for the fiscal year ended June 30, 2012 and by prior auditor DeVisser Gray LLP for the fiscal year ended June 30, 2011 are included in the following table.

Table No. 14 Principal Account Fees and Services

Type of Service	Fiscal Year 2012	Fiscal Year 2011

Audit Fees	$ 32,400	$ 23,000
Audit Related Fees	-	-
Tax Fees	2,500	1,500
All Other Fees	-	-
Total	$ 34,900	$ 24,500

Item 16D.  Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Item 16F.  Change in Registrant’s Certifying Accountant

On November 8, 2011, the Company proposed to shareholders at its Annual General and Special Meeting of Shareholders held on December 16, 2011 to appoint MNP LLP, Chartered Accountants, 1500, 640 – 5th Avenue SW, Calgary, Alberta, Canada as the Company's new auditor. There were no disagreements between the Company or the prior auditor, DeVisser Gray LLP, and no reservations or modified opinions contained within the audit reports. The change in auditor was recommended and approved by the Company's audit committee and Board of Directors.

The Notice of the Change of Auditor, Letter from the Predecessor Auditor and Letter from the Successor Auditor have been filed on EDGAR under Form 6-K on November 17, 2011.

Item 16G.  Corporate Governance

Not Applicable

Item 16H.  Mine Safety Disclosure

Not Applicable

Part III

Item 17.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards. The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of MNP LLP, Chartered Accountant, is included herein immediately preceding the financial statements.

Item 18.  Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of MNP LLP, Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Independent Auditors Report, dated October 29, 2012.

Balance Sheets at June 30, 2012, June 30, 2011 and July 1, 2010.

Statements of Operations for the years ended June 30, 2012 and 2011.

Statements of Cash Flows for the years ended June 30, 2012 and 2011.

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

GALILEO PETROLEUM LTD.

(Formerly Portal Resources Ltd.)

Consolidated Financial Statements

(Audited)

For the year ended June 30, 2012

(Expressed in Canadian Dollars)

Galileo Petroleum Ltd.	Trading Symbol: GPL
Head Office: Suite 750 – 625 Howe Street	Telephone: 604-629-1929
Vancouver, British Columbia, Canada V6C 2T6	Facsimile: 604-629-1930

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders of Galileo Petroleum Ltd. (Formerly Portal Resources Ltd.):

Management is responsible for the preparation and presentation of the accompanying consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and ensuring that all information in the annual report is consistent with the financial statements. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of consolidated financial statements.

The Board of Directors exercises its responsibilities for financial controls through an Audit Committee. The Audit Committee is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report. The Committee has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Committee is also responsible for recommending the appointment of the Company's external auditors.

MNP LLP, an independent firm of Chartered Accountants, is appointed by the shareholders to audit the financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

October 29, 2012

“David Hottman”

“Mark Brown”

David Hottman,

Mark Brown

President and CEO

Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Galileo Petroleum Ltd. (Formerly Portal Resources Ltd.):

We have audited the accompanying consolidated financial statements of Galileo Petroleum Ltd. (Formerly Portal Resources Ltd.) and its subsidiaries which comprise the consolidated statements of financial position as at June 30, 2012 and June 30, 2011 and July 1, 2010, and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended June 30, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes assessing the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe the audit evidence obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of Galileo Petroleum Ltd. (Formerly Portal Resources Ltd.) and its subsidiaries as at June 30, 2012, June 30, 2011 and July 1, 2010, and their financial performance and their cash flows for the years ended June 30, 2012 and June 30, 2011 in accordance with International Financial Reporting Standards.

Emphasis of Matter - Going Concern

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates that Galileo Petroleum Ltd. (Formerly Portal Resources Ltd.) has a net loss and comprehensive loss for the year of $1,159,501 and accumulated losses of $3,508,264. These conditions indicate the existence of a material uncertainty which may cast significant doubt about Galileo Petroleum Ltd.’s (Formerly Portal Resources Ltd.) ability to continue as a going concern.

October 29, 2012

Calgary, Canada

Chartered Accountants

GALILEO PETROLEUM LTD.  (Formerly Portal Resources Ltd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	June 30, 2012	June 30, 2011	July 1, 2010
			(Note 21)	(Note 21)
ASSETS
Current
Cash		$ 599	$ 1,000,723	$ 137,609
Short-term investments	5	40,821	26,696	275,222
Marketable securities	6	3,054	10,127	9,581
Amounts receivable		79,903	70,095	63,880
Prepaid expenses and deposits		30,485	41,103	21,552
		154,862	1,148,744	507,844

Non-current
Prepaid expenses and deposits		20,000	-	-
Exploration and evaluation assets	7	757,791	696,953	571,932
Petroleum and natural gas properties	8	1,463,278	1,625,435	-
Equipment	9	15,760	57,066	21,833
		2,256,829	2,379,454	593,765
		$ 2,411,691	$ 3,528,198	$ 1,101,609

LIABILITIES

Current
Bank indebtedness		$ 4,946	$ -	$ -
Accounts payable and accrued liabilities		322,480	290,914	43,417
		327,426	290,914	43,417

Non-current
Decommissioning obligation	10	76,882	53,387	-
Flow-through share premium liability		-	90,200	-
		76,882	143,587	-

SHAREHOLDERS’ EQUITY
Share capital	11	4,237,854	17,909,268	14,850,161
Contributed surplus	11	1,277,793	1,204,606	1,033,225
Deficit		(3,508,264)	(16,020,177)	(14,825,194)
		2,007,383	3,093,697	1,058,192
		$ 2,411,691	$ 3,528,198	$ 1,101,609

Going concern (Note 2)

Commitments (Note 14)

Subsequent Event (Note 20)

         Approved by the Board of Directors:

“David Hottman”	“Mark T. Brown”
David Hottman, Director	Mark Brown, Director

The accompanying notes are an integral part of these consolidated financial statements.

GALILEO PETROLEUM LTD. (Formerly Portal Resources Ltd.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		For the years ended June 30,
	Note	2012	2011
			(Note 21)
Revenue
Petroleum and natural gas		$ 287,370	$ 47,041
Royalties		(7,004)	(1,481)
		280,366	45,560

Finance income		627	324
		280,993	45,884

Expenses
General and administrative	12	1,069,871	1,197,091
Resource operating expenses		166,380	19,672
Depletion, depreciation and amortization	8,9	167,831	33,676
Finance expense	10	1,915	-
		1,405,997	1,250,439

Other items
Gain on sale of equipment	9	-	9,026
Impairment on petroleum and natural gas properties	8	(415,000)	-
Other income	19	297,376	-
Unrealized gain (loss) on marketable securities	6	(7,073)	546
		(124,697)	9,572

Net loss before income taxes		(1,249,701)	(1,194,983)

Deferred tax recovery	13	90,200	-

Net loss and comprehensive loss for the year		$ (1,159,501)	$ (1,194,983)

Loss per share		$ (0.12)	$ (0.18)

Weighted average number of common shares outstanding		9,749,107	6,686,333

The accompanying notes are an integral part of these consolidated financial statements

GALILEO PETROLEUM LTD. (Formerly Portal Resources Ltd.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Note	Share Capital	Contributed Surplus	Deficit	Total Shareholders Equity

Balance at July 1, 2010		$ 14,850,161	$ 1,033,225	$ (14,825,194)	$ 1,058,192
Share issues:
Private placements		3,282,750	-	-	3,282,750
Finders fees		(76,790)	-	-	(76,790)
Exercise of options		27,676	-	-	27,676
Fair market value of stock options		22,170	(22,170)	-	-
Deferred flow-through share liability		(90,200)	-	-	(90,200)
Share issue costs		(60,150)	-	-	(60,150)
Fair value of finder’s warrants		(46,349)	46,349	-	-
Share-based payments		-	147,202	-	147,202
Net loss and comprehensive loss		-	-	(1,194,983)	(1,194,983)

Balance at June 30, 2011		17,909,268	1,204,606	(16,020,177)	3,093,697
Reduction in share capital and accumulated deficit	18	(13,671,414)	-	13,671,414	-
Stock-based payments		-	73,187	-	73,187
Net loss and comprehensive loss		-	-	(1,159,501)	(1,159,501)
Balance at June 30, 2012		$ 4,237,854	$ 1,277,793	$ (3,508,264)	$ 2,007,383

The accompanying notes are an integral part of these consolidated financial statements

GALILEO PETROLEUM LTD. (Formerly Portal Resources Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
Cash provided by (used for):	2012	2011
Operating Activities
Net loss	$ (1,159,501)	$ (1,194,983)
Items not involving cash:
Depletion and amortization	167,831	33,957
Share-based payments	73,187	147,202
Accretion	1,915	-
Unrealized loss (gain) on marketable securities	7,073	(546)
Deferred tax recovery	(90,200)	-
Gain on sale of petroleum and natural gas properties	(297,736)	-
Impairment on petroleum and natural gas properties	415,000	-
Gain on sale of equipment	-	(9,026)
Changes in non-cash working capital relating to operating activities	12,376	105,904
	(870,055)	(917,492)

Investing Activities
Additions to exploration and evaluation assets	(60,838)	(1,591,807)
Additions to petroleum and natural gas properties	(1,059,423)	-
Proceeds on sale of petroleum and natural gas properties	1,000,000	-
Additions to equipment	(629)	(64,099)
Proceeds from the sale of equipment	-	15,500
Short-term investments	(14,125)	248,526
	(135,015)	(1,391,880)

Financing Activities
Increase in bank indebtedness	4,946	-
Shares issued for cash	-	3,282,750
Stock options exercised	-	27,676
Share issue costs	-	(136,940)
	4,946	3,173,486

Net increase (decrease) in cash	(1,000,124)	864,114

Cash – beginning of year	1,000,723	137,609
Cash – end of year	$ 599	$ 1,001,723

The accompanying notes are an integral part of these consolidated financial statements

GALILEO PETROLEUM LTD.  (Formerly Portal Resources Ltd.)

Notes to the Consolidated Financial Statements

June 30, 2012

1.

NATURE OF OPERATIONS

Galileo Petroleum Ltd. (Formerly Portal Resources Ltd.) (the “Company” or “Galileo”) was incorporated on August 14, 2000 under the Business Corporations Act of the Province of British Columbia and trades under the symbol “GPL” on the TSX Venture Exchange. Its registered office is 19th Floor, 885 West Georgia Street, Vancouver, BC V6C 3H4. During the year, the Company completed a five for one share consolidation (see Note 11). All references to number of shares and per share amounts have been retroactively restated to reflect the consolidation.

The Company is a junior oil and gas company, engaged in the production, development and exploration of crude oil and natural gas reserves in Alberta, Canada and Saskatchewan, Canada.

2.

GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business.  The Company incurred net loss of $1,159,501 for the year ended June 30, 2012 (2011 – $1,194,893). To date, the Company has not earned significant revenues and has accumulated losses of $3,508,264. The continuation of the Company as a going concern is dependent upon the ability of the Company to obtain necessary equity or other financing to continue operations, and/or to attain sufficient profitable operations.  The outcome of these matters cannot be predicted at the present time. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3.

BASIS OF PRESENTATION

(a)

Statement of compliance

These audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and IFRS 1 “First-time Adoption of IFRS.  The disclosures regarding the transition to IFRS are included in note 21, which includes the impact on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended June 30, 2011.  Subject to certain transition elections taken and disclosed in note 21, the Company has consistently applied the same accounting policies in its opening IFRS consolidated statement of financial position at July 1, 2010 and throughout all periods presented, as if these policies had always been in effect.  The Company previously prepared its annual financial statements under Canadian GAAP.  In these consolidated financial statements, the “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These consolidated financial statements, and the policies applied herein, were authorized for issue by the Board of Directors on October 29, 2012.

(b)

Basis of measurement

The consolidated financial statements have been prepared under the historical cost method except for cash, short term investments, marketable securities and share-based transactions which are measured at fair value.

(c)

Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. The functional currency of the Company’s subsidiaries is Canadian dollars.

GALILEO PETROLEUM LTD.  (Formerly Portal Resources Ltd.)

Notes to the Consolidated Financial Statements

June 30, 2012

3.

Basis of Presentation (continued)

(d)

Reporting entity

The consolidated financial statements as at and for the years ended June 30, 2012, June 30, 2011 and July 1, 2010 include the accounts of the Company and its wholly owned subsidiary Portal Resources US Inc., and its formerly owned Argentinean subsidiary, Portal del Oro S.A. (“Portal S.A.”). All significant inter-company transactions and balances have been eliminated.

(e)

Significant accounting judgments and estimates

The timely preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, income and expenses. Accordingly, actual amounts may differ from these estimates. Estimates and underlying assumptions are viewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are outlined below.

Reserves

Estimation of reported recoverable quantities of proved and probable reserves include judgmental assumptions regarding production profile, commodity prices, exchange rates, remediation costs, timing and amount of future development costs, and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models in order to make an assessment of the size, shape, depth and quality of reservoirs, and their anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying values of the Company`s petroleum and natural gas properties, the calculation of depletion and depreciation, the provision for decommissioning obligations, and the recognition of deferred tax assets due to changes in expected future cash flows. The recoverable quantities of reserves and estimated cash flows from the Company`s petroleum and natural gas interests are independently evaluated by reserve engineers at least annually.

The Company’s petroleum and natural gas reserves represent the estimated quantities of petroleum, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specific degree of certainty to be economically recoverable in future years from known reservoirs and which are considered commercially producible. Such reserves may be considered commercially producible if management has the intention of developing and producing them and such intention is based upon (i) a reasonable assessment of the future economics of such production; (ii) a reasonable expectation that there is a market for all or substantially all the expected petroleum and natural gas production; and (iii) evidence that the necessary production, transmission and transportation facilities are available or can be made available. Reserves may only be considered proved and probable if producibility is supported by either production or conclusive formation tests. The Company`s petroleum and natural gas reserves are determined pursuant to National Instrument 51-101, Standard of Disclosures for Oil and Gas Activities.

Identification of cash-generating units

The Company`s assets are aggregated into cash-generating units, for the purpose of calculating impairment, based on their ability to generate largely independent cash flows. By their nature, these estimates and assumptions are subject to measurement uncertainty and may impact the carrying value of the Company`s assets in future periods.

Share based payments

All equity-settled, share-based awards issued by the Company are fair valued using the Black-Scholes option-pricing model. In assessing the fair value of equity based compensation, estimates have to be made regarding the expected volatility in share price, option life, dividend yield, risk-free rate and estimated forfeitures at the initial grant date.

GALILEO PETROLEUM LTD.  (Formerly Portal Resources Ltd.)

Notes to the Consolidated Financial Statements

June 30, 2012

3.

Basis of Presentation (continued)

(e)

Significant accounting judgments and estimates (continued)

Decommissioning obligations

The Company estimates future remediation costs of production facilities, wells and pipelines at different stages of development and construction of assets or facilities. In most instances, removal of assets occurs many years into the future. This requires judgment regarding abandonment date, future environmental and regulatory legislation, the extent of reclamation activities, the engineering methodology for estimating cost, future removal technologies in determining the removal cost and liability-specific discount rates to determine the present value of these cash flows.

Impairment of petroleum and natural gas assets

For the purposes of determining whether impairment of petroleum and natural gas assets has occurred, and the extent of any impairment or its reversal, the key assumptions the Company uses in estimating future cash flows are future petroleum and natural gas prices, expected production volumes and anticipated recoverable quantities of proved and probable reserves. These assumptions are subject to change as new information becomes available. Changes in economic conditions can also affect the rate used to discount future cash flow estimates. Changes in the aforementioned assumptions could affect the carrying amounts of assets, and impairment charges and reversal will affect profit or loss.

Income taxes

Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and in future periods.

Deferred tax assets are recognized only to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse and a judgment as to whether or not there will be sufficient taxable profits available to offset the tax assets when they do reverse. This requires assumptions regarding future profitability and is therefore inherently uncertain. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in the statement of comprehensive loss in the period in which the change occurs.

4.

SIGNIFICANT ACCOUNTING POLICIES

Revenue

Revenue from the sale of oil and natural gas is recorded when the significant risks and rewards of ownership of the product is transferred to the buyer which is usually when legal title passes to the external party and collection is reasonably assured. Revenue is presented both before and after royalties payable to the Crown and others.

Finance income

Interest income is recognized as it accrues in the statement of comprehensive loss, using the effective interest rate method.

Joint controlled operations and assets

Certain activities of the Company are conducted jointly with others where the participants have a direct ownership interest in, and jointly control, the related assets. Accordingly, the accounts of the Company reflect only its working interest share of revenues, expenses and capital expenditures.

GALILEO PETROLEUM LTD.  (Formerly Portal Resources Ltd.)

Notes to the Consolidated Financial Statements

June 30, 2012

4.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and evaluation

Pre-exploration costs are recognized as an expense in the period incurred. Pre-exploration activities are expenditures incurred prior to obtaining the legal rights or licenses to explore a mineral resource.

Intangible exploration and evaluation expenditures are capitalized and may include costs of license acquisition, geological and geophysical evaluations, technical studies, exploration drilling and testing and other directly attributable costs. Tangible assets acquired which are consumed in developing an intangible exploration asset are recorded as part of the cost of the exploration asset. The costs are accumulated in cost centers by exploration area pending determination of technical feasibility and commercial viability.

The technical feasibility and commercial viability of extracting a mineral resource in an exploration area is considered to be determinable when economical quantities of reserves are determined to exist. A review of each exploration project by area is carried out at each reporting date to ascertain whether reserves have been discovered. Upon determination of commercial reserves, associated exploration costs are transferred from exploration and evaluation to petroleum and natural gas properties as reported on the statement of financial position. Exploration and evaluation assets are reviewed for impairment prior to any such transfer.

Assets classified as exploration and evaluation are not amortized. If technical feasibility and commercial viability has determined not to be achieved, the capitalized exploration costs and relevant dry hole costs are charged to the statement of comprehensive loss as an impairment expense.

Petroleum and natural gas properties

Recognition and measurement

Petroleum and natural gas properties are measured at cost less accumulated depletion and depreciation and accumulated impairment losses if any.

Petroleum and natural gas properties consists of the purchase price and costs directly attributable to bringing the asset to the location and condition necessary for its intended use. Petroleum and natural gas assets include developing and producing interests such as land acquisitions, geological and geophysical costs, facility and production equipment and associated turnarounds, other directly attributable costs and the initial estimate of the costs of dismantling and removing an asset and restoring the site on which it was located.

Subsequent costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability are recognized as petroleum and natural gas properties when they increase the future economic benefits embodied in the specific asset to which they relate. Such capitalized petroleum and natural gas properties generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a geographic or geotechnical area basis. The cost of day-to-day servicing of an item of petroleum and natural gas properties is expensed in the statement of comprehensive loss as incurred.

Petroleum and natural gas properties are derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising from the disposal of petroleum and natural gas properties is recognized in the statement of comprehensive loss.

GALILEO PETROLEUM LTD.  (Formerly Portal Resources Ltd.)

Notes to the Consolidated Financial Statements

June 30, 2012

4.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Petroleum and natural gas properties (continued)

Depletion and depreciation

The net carrying value of petroleum and natural gas assets, net of estimated residual value, is depleted on a geographic or geotechnical area basis using the unit of production method. This depletion calculation includes actual production in the period and total estimated proved and probable reserves attributed to the petroleum and natural gas assets being depreciated, taking into account total capitalized costs plus estimated future development costs necessary to bring those reserves into production. Relative volumes of reserves and production (before royalties) are converted at the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil. These estimates are reviewed by independent reserves evaluators at least annually.

Impairment

The Company assesses at each reporting date whether there are indications of impairment of the CGU's it has identified. If indications of impairment exist, or at least annually, the Company estimates the asset’s recoverable amount, which is the higher of an asset’s or CGU’s fair value less costs to sell and its value-in-use.

Fair value less costs to sell represents the value for which an asset could be sold in an arm’s length transaction, and is presented as a function of the future cash flows of the proved and probable reserves. Value in use is estimated as the discounted present value of the future cash flows expected to arise from the continued use of the asset or CGU. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and the impairment loss is charged to the statement of comprehensive loss.

For impairment losses recognized in prior periods, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. Previously recognized impairment loss reversals are limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. Impairment reversals are recognized as an impairment recovery in the statement of comprehensive loss.

Equipment

Equipment is recorded at cost less accumulated amortizations. Equipment which includes vehicles, furniture and fixtures and field equipment, computer software and computer equipment are depreciated on a straight-line basis over the estimated useful lives of the assets at rates of 20 percent to 50 percent per annum.

Provisions and decommissioning obligations

Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of a past event, if it is probable that the Company will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

The Company’s activities give rise to dismantling, restoration and site disturbance remediation activities. Costs related to abandonment activities are estimated by management in consultation with the Company’s engineers based on risk-adjusted current costs which take into consideration current technology in accordance with existing legislation and industry practices.

GALILEO PETROLEUM LTD.  (Formerly Portal Resources Ltd.)

Notes to the Consolidated Financial Statements

June 30, 2012

4.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions and decommissioning obligations (continued)

Decommissioning obligations are measured at the present value of the best estimate of expenditures required to settle the present obligations at the reporting date. When the fair value of the liability is initially measured, the estimated cost, discounted using a risk-free discount rate, is capitalized by increasing the carrying amount of the related petroleum and natural gas properties. The increase in the provision due to the passage of time (“accretion”) is recognized as a finance expense whereas increases and decreases due to revisions in the estimated future cash flows are recorded as adjustments to the carrying amount of the related petroleum and natural gas properties. Actual costs incurred upon settlement of the liability are charged against the obligation to the extent that the obligation was previously established. The carrying amount capitalized in petroleum and natural gas properties is depleted in accordance with the Company’s depletion and depreciation policy. The Company reviews the obligation at each reporting date and revisions to the estimated timing of cash flows, discount rates and estimated costs will result in an increase or decrease to the obligations. Any difference between the actual costs incurred upon settlement of the obligation and recorded liability is recognized as a gain or loss in the statement of comprehensive loss.

Share capital

Proceeds from the issuance of common shares are classified as equity on the statement of financial position. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

Foreign Currency Translation

Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalent using foreign exchange rates at the statement of financial position dates.  Non-monetary items are translated at historical exchange rates.  Revenues and expenses are translated using average rates of exchange during the year.  Exchange gains or losses arising from currency translation are included in the determination of net income.

Share based payment transactions

The share option plan allows the Company’s employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in contributed surplus. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

GALILEO PETROLEUM LTD.  (Formerly Portal Resources Ltd.)

Notes to the Consolidated Financial Statements

June 30, 2012

4.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments

Non-derivative financial instruments are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs.

At initial recognition, all financial instruments are classified in one of the following categories depending on the purpose for which the instruments were acquired:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss (“FVTPL”) are financial assets held for trading or that are designated as such by management. Such assets are held for trading if it is acquired principally for the purpose of selling in the short-term. These assets are initially recognized, and subsequently carried, at fair value, with changes recognized in the statement of comprehensive loss. Transaction costs are expensed. Assets in this category include cash, bank indebtedness, short term investments and marketable securities.

Loans and receivables

Loans and receivables are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, less any impairment losses, with interest expense recognized on an effective yield basis. Assets in this category include amounts receivable.

Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. Liabilities in this category include accounts payables and accrued liabilities.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Flow-through shares

The Company may issue flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of the flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. The difference to the value ascribed to flow-through shares issued and the value that would have been received for common shares at the date of issuance of the flow-through shares is initially recognized as a liability on the statement of financial position. When the expenditures are renounced, the liability is drawn down, a deferred tax liability is recorded equal to the estimated amount of deferred income tax payable by the Company as a result of the renunciation and the difference is recognized as a deferred tax expense.

GALILEO PETROLEUM LTD.  (Formerly Portal Resources Ltd.)

Notes to the Consolidated Financial Statements

June 30, 2012

4.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during the period.  Fully diluted loss per share amounts are not presented, as they are anti-dilutive.

Accounting standards issued but not yet applied

IFRS 9 - “Financial Instruments” was issued in November 2009 as the first step in its project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets that must be applied starting January 1, 2013, with early adoption permitted. The IASB intends to expand IFRS 9 during the intervening period to add new requirements for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment and hedge accounting. The Company is currently assessing the impact of this standard.

IFRS 10 – ‘Consolidated Financial Statements’ was issued in May 2011 and will supersede the consolidation requirements in SIC-12 ‘Consolidation – Special Purpose Entities’ and IAS 27 ‘Consolidated and Separate Financial Statements’ effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The Company is currently assessing the impact of this standard.

IFRS 11 - “Joint Arrangements” was issued May 2011 and will supersede IAS 31, “Joint Ventures” effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. The standard also eliminates the option to account for jointly controlled entities using the proportionate consolidation method. The Company is currently assessing the impact of this standard.

IFRS 12 – “Disclosure of Interests in Other Entities” was issued on May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, included subsidiaries, joint arrangements, associated and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact of this standard.

GALILEO PETROLEUM LTD.  (Formerly Portal Resources Ltd.)

Notes to the Consolidated Financial Statements

June 30, 2012

4.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting standards issued but not yet applied (continued)

IFRS 13 – “Fair Value Measurement” was issued in May 2011 and sets out in a single IFRS a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently assessing the impact of this standard.

IAS 1 – “Presentation of financial statements” was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual period beginning on or after July 1, 2012. The Company is currently assessing the impact of this standard.

IAS 12 – “Income Taxes” was amended in December 2010 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset. The amendment to IAS 12 is effective for reporting periods beginning on or after January 1, 2012. The Company is currently assessing the impact of this standard.

IAS 27 replaced the existing IAS 27 ‘‘Consolidated and Separate Financial Statements’’. IAS 27 contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IAS 27 requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. IAS 27 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently assessing the impact of this standard.

IAS 28 was amended in 2011 which prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently assessing the impact of this standard.

5.

SHORT TERM INVESTMENTS

Short term investments consists of highly liquid investments, including guaranteed investment certificates with major financial institutions, having a maturity of 12 months or less at acquisition and that are readily convertible to contracted amounts of cash.

6.

MARKETABLE SECURITIES

The Company owns 150,000 shares of Pengram Corporation (“Pengram”). At June 30, 2012, the fair value of the Pengram shares was $3,054 (June 30, 2011 - $10,127, July 1, 2010 - $9,581). During the year ended June 30, 2012, the Company recorded an unrealized loss of $7,073 with respect to these shares (2011 – unrealized gain of $546).

GALILEO PETROLEUM LTD.  (Formerly Portal Resources Ltd.)

Notes to the Consolidated Financial Statements

June 30, 2012

7.

EXPLORATION AND EVALUATION ASSETS

Balance July 1, 2010	$ 571,932
Additions	1,761,740
Reclassification to petroleum and natural gas properties	(1,636,719)
Balance June 30, 2011	696,953
Additions	60,838
Balance June 30, 2012	$ 757,791

Provost

In February, 2012, the Company acquired a 50% ownership in 928 acres (1.5 square miles) of exploratory land at Provost, Alberta.

As at June 30, 2012, the Company has spent a total of $76,084 (June 30, 2011 - $Nil) on the Provost project.

Bigwave Joint Venture

As at June 30, 2012 the Company has spent a total of $632,557 (June 30, 2011 - $647,803) on the Bigwave Joint Venture.

Border Play

As at June 30, 2012 the Company has spent a total of $31,150 (June 30, 2011 - $31,150) on the Border Play project.

Manito Joint Venture

As at June 30, 2012 the Company has spent a total of $18,000 (June 30, 2011 - $18,000) on the Manito Joint Venture.

GALILEO PETROLEUM LTD.  (Formerly Portal Resources Ltd.)

Notes to the Consolidated Financial Statements

June 30, 2012

8.

PETROLEUM AND NATURAL GAS PROPERTIES

Cost:
Balance, July 1, 2010	$-
Reclassification from exploration and evaluation assets	1,636,719
Balance, June 30, 2011	$1,636,719
Additions	$378,739
Balance, June 30, 2012	$2,015,458

Accumulated depletion and depreciation and impairment losses:
Balance, July 1, 2010	$-
Depletion and depreciation expense	(11,284)
Balance, June 30, 2011	$(11,284)
Depletion and depreciation expense	$(125,896)
Impairment loss	(415,000)
Balance, June 30, 2012	$(552,180)

Net book value:
July 1, 2010	$-
June 30, 2011	$1,625,435
June 30, 2012	$1,463,278

The depletion and depreciation of petroleum and natural gas properties are recognized in depletion, depreciation and amortization in the statement of comprehensive loss. Future development costs of $981,600 (2011 - $988,000) are included in the depletion calculation. The impairment of petroleum and natural gas properties, and any eventual reversal thereof, are recognized in impairment on petroleum and natural gas properties in the statement of comprehensive loss.

During the year, the Company capitalized $21,580 (June 30, 2011 - $53,387, July 1, 2010 - $nil) related to the decommissioning liability of petroleum and natural gas properties.

The Company performed impairment test calculations at June 30, 2012 to assess whether the carrying value of the petroleum and natural gas properties were recoverable at a discount rate of 10%. The impairment loss during the year ended June 30, 2012 was $415,000 (2011 - $nil). The following represent the prices that were used in the June 30, 2012 impairment tests.

Year	Average price forecast
2013	66.54
2014	68.59
2015	72.44
2016	73.19
2017	75.24
2018	76.80
2019	78.39
2020	80.02
2021	81.67

GALILEO PETROLEUM LTD.  (Formerly Portal Resources Ltd.)

Notes to the Consolidated Financial Statements

June 30, 2012

8.

PETROLEUM AND NATURAL GAS PROPERTIES (continued)

Birdbear Formation

On March 8, 2011, the Company entered into an agreement to participate in the development of an oil play in central Saskatchewan. Under the terms of the agreement, the Company earned a 25%, non-operating, working interest in a total of four sections of land (2,560 acres). A 25% working interest in the first two sections was earned by participating in and paying 50% of the costs of drilling one vertical and one horizontal well. An interest in an additional two sections of land was earned with participation on a “straight up basis” (25% of costs for a 25% working interest). Each of the horizontal wells qualified for the Province of Saskatchewan’s drilling incentive program, with a minimum 2.5% government tax on the first 100,000 barrels of production.

As at June 30, 2012 the Company has spent a total of $2,015,458 (June 30, 2011 - $1,636,719) on the Birdbear project.

9.

EQUIPMENT

Cost:
Balance, July 1, 2010	$80,758
Additions	64,099
Dispositions	(25,897)
Balance, June 30, 2011	$118,960
Additions	629
Balance, June 30, 2012	$119,589

Accumulated depletion and depreciation:
Balance, July 1, 2010	$(58,925)
Depreciation expense	(22,392)
Dispositions	19,423
Balance, June 30, 2011	$(61,894)
Depreciation expense	(41,935)
Balance, June 30, 2012	$(103,829)

Net book value:
June 30, 2010	$21,833
June 30, 2011	$57,066
June 30, 2012	$15,760

GALILEO PETROLEUM LTD.  (Formerly Portal Resources Ltd.)

Notes to the Consolidated Financial Statements

June 30, 2012

10.

DECOMMISSIONING OBLIGATIONS

Balance July 1, 2010	$-
Additions	53,387
Balance June 30, 2011	53,387
Additions	10,892
Accretion	1,915
Change in estimate	10,688
Balance June 30, 2012	$76,882

The decommissioning obligations are estimated based on the Company’s net ownership in all wells and facilities, the estimated cost to restore and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company estimates the undiscounted cash flows related to its decommissioning liabilities is approximately $93,000 (June 30, 2011 - $79,000). The fair values of these obligations were calculated using a risk free rate of 1.46% to 2.33% (June 30, 2011 – 2.69% to 3.55%), an inflation rate of 2% (June 30, 2011 – 2%) and an expected abandonment date of 2017 to 2022.

11.

SHARE CAPITAL

a.

Authorized

On March 23, 2012, the shareholders of the Company approved an amendment to the Company’s authorized share capital to eliminate the maximum number of shares that the Company is authorized to issue. As at June 30, 2012, the Company has an authorized unlimited number of common shares without par value. All issued shares are fully paid.

On March 23, 2012, the shareholders of the Company approved a common share consolidation on the basis of five pre-consolidation common shares for one post-consolidation common share of the Company. The consolidation was made effective on April 2, 2012. All references to the number of shares and per share amounts have been retroactively restated to reflect the consolidation.

GALILEO PETROLEUM LTD.  (Formerly Portal Resources Ltd.)

Notes to the Consolidated Financial Statements

June 30, 2012

11.

SHARE CAPITAL (continued)

b.

Details of issuance of common shares

	Number of Shares (post consolidation)	Amount

Balance at July 1, 2010	6,030,307	$14,850,161
Share Issues:
Private placements	3,673,300	3,282,750
Finders fees	-	(76,790)
Exercise of stock options	45,500	27,676
Fair market value of stock options	-	22,170
Deferred flow-through share liability	-	(90,200)
Share issue costs	-	(60,150)
Fair value of finder’s warrants	-	(46,349)
Balance at June 30, 2011	9,749,107	17,909,268
Reduction in share capital and accumulated deficit (Note 18)	-	(13,671,414)
Balance at June 30, 2012	9,749,107	$4,237,854

On February 17, 2011, the Company completed a non-brokered private placement for $801,250. The offering consisted of 1,282,000 units at a price of $0.625 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant is exercisable into one common share of the Company at a price of $0.75 until February 17, 2012. A $10,500 finder’s fee was paid.

On May 20 and May 30, 2011, the Company completed a non-brokered private placement for aggregate proceeds of $2,481,500. The offering consisted of 2,030,500 units at a price of $1 per unit and 360,800 flow –through units at $1.25 per flow-through unit. Each unit consists of one common share of the Company and one-half common share purchase warrant. Each whole warrant is exercisable into one common share of the Company at a price of $1.25. Of these warrants 597,750 are exercisable until May 20, 2012 and 417,500 until May 30, 2012. Each flow-through unit consists of one common share of the Company on a “flow-through” basis pursuant to the Income Tax Act (Canada) and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share of the Company at a price of $1.75. Of these warrants 174,000 are exercisable until May 20, 2012 and 6,400 until May 30, 2012. In connection with the non-brokered private placement, the Company paid finders’ fees of $66,290 and issued a total of 61,040 non-transferrable finders’ warrants. Each finders’ warrant is exercisable into one common share of the Company at a price of $1.00 (40,040 warrants) and $1.25 (21,000 warrants) of these warrants, 55,790 are exercisable until May 20, 2012 and 5,250 are exercisable until May 30, 2012.

c.

Warrants

A summary of changes to warrants during the year is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance at July 1, 2010	-	$-
Granted	2,499,290	1.05
Balance at June 30, 2011	2,499,290	1.05
Expired	(2,499,290)	1.05
Balance at June 30, 2012	-	$-

GALILEO PETROLEUM LTD.  (Formerly Portal Resources Ltd.)

Notes to the Consolidated Financial Statements

June 30, 2012

11.

SHARE CAPITAL (continued)

d.

Share Purchase Option Compensation Plan

The Company established a 10% rolling stock option plan whereby the Board of Directors may from time to time grant options to individual eligible directors, officers, employees or consultants. The maximum term of any option is five years. The exercise price of an option is not less than the closing price on the last trading day preceding the grant date, less allowable discounts in accordance with the policies of the Exchange. In connection with the foregoing, the number of common shares reserved for issuance to any individual director or officer will not exceed 5% of the issued and outstanding common shares and the number of common shares reserved for issuance to all technical consultants will not exceed 2% of the issued and outstanding common shares. Options granted under the Stock Option Plan are subject to a minimum one year vesting schedule whereby 25% of each option will vest on each of the three month anniversaries of the date of grant, up to and including the end of the first year after such grant, or such other more restrictive vesting schedule as the administrator of the Stock Option Plan may determine.

The weighted average assumptions used to estimate the fair value of options for the periods ending June 30, 2012 and June 30, 2011 were:

	Year ended June 30, 2012	Year ended June 30, 2011

Risk-free interest rate	0.84%	2.32% – 2.67%
Expected stock price volatility	139%	144% - 146%
Expected option life in years	1 year	5 years
Expected dividend in yield	Nil	Nil
Forfeiture rate	5.32%	5.32%

Based on these variables, share-based payments for the options vested during the year ended June 30, 2012 was $73,187 (year ended June 30, 2011 - $147,202) which is recorded in general and administrative expense.

Option price models require the input of highly subjective assumptions regarding the expected volatility and expected life. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide the reliable measure of the fair value of the company’s stock options at the date of grant.

GALILEO PETROLEUM LTD.  (Formerly Portal Resources Ltd.)

Notes to the Consolidated Financial Statements

June 30, 2012

11.

SHARE CAPITAL (continued)

d.

Share Purchase Option Compensation Plan (continued)

The continuity of stock options for the year ended June 30, 2012 is as follows:

Expiry date	Exercise Price ($)	June 30, 2011	Granted	Exercised	Expired/ cancelled	June 30, 2012
December 5, 2011	2.60	133,280	-	-	(133,280)	-
June 30, 2012	0.75	5,000	-	-	(5,000)	-
October 7, 2013	1.00	162,000	-	-	(65,000)	97,000
June 9, 2014	0.60	124,440	-	-	(60,000)	64,440
January 17, 2015	0.75	94,000	-	-	(90,000)	4,000
March 6, 2015	1,00	40,000	-	-	(40,000)	-
September 9, 2015	0.70	150,000	-	-	(80,000)	70,000
February 16, 2016	1,00	30,000	-	-	(30,000)	-
March 28, 2016	1,05	29,400	-	-	(9,400)	20,000
August 11, 2012	1.00	-	35,000	-	-	35,000
Options outstanding		768,120	35,000	-	(512,680)	290,440
Options vested and exercisable		693,570	-	-	-	517,640
Weighted average exercise price ($)		1.15	1.00	-	1.70	0.84

e.

Contributed Surplus

Amount
Balance at July 1, 2010	$1,033,225
Share-based payments	147,202
Fair market value of stock options exercised	(22,170)
Fair value of finder warrants	46,349
Balance at June 30, 2011	1,204,606
Share-based payments	73,187
Balance at June 30, 2012	$1,277,793

12.

GENERAL AND ADMINISTRATIVE EXPENSES

The components of general and administrative expenses are as follows:

	June 30, 2012	June 30, 2011

Consulting	$ 192,795	$ 179,043
Investor relaions	91,456	140,399
Rent	111,490	107,274
Salaries and benefits	319,314	392,128
Share-based compensation	73,186	147,202
Other	281,630	231,045
	$ 1,069,871	$ 1,197,091

GALILEO PETROLEUM LTD.  (Formerly Portal Resources Ltd.)

Notes to the Consolidated Financial Statements

June 30, 2012

13.

INCOME TAXES

	June 30, 2012	June 30, 2011

Loss before income taxes	$(1,249,701)	$(1,194,983)
Expected income tax recovery	(321,798)	(328,620)
Non-deductible expenses for tax and other	3,448	35,051
Flow-through shares	22,550	-
Deferred tax asset not recognized	205,600	293,569
Deferred tax recovery	$(90,200)	$-

The significant components of the Company’s deferred tax assets are as follows:

	June 30, 2012	June 30, 2011	July 1, 2010

Deferred tax assets (liabilities)
Non-capital loss carryforwards	$2,004,865	$1,745,750	$1,484,608
Share issue costs	27,493	37,103	20,053
Equipment	9,460	16,647	14,731
Petroleum and natural gas properties	(36,718)	-	-
Deferred tax assets not recognized	$2,005,100	$1,799,500	$1,519,392

The Company has incurred losses for Canadian income tax purposes of approximately $8,019,460, which can be carried forward to reduce taxable income in future years. The losses expire in the following periods:

Year of Origin	Year of Expiry	Non-Capital losses
2004	2014	$ 146,935
2005	2015	567,494
2006	2026	816,604
2007	2027	894,120
2008	2028	1,218,558
2009	2029	1,294,962
2010	2030	975,784
2011	2031	1,145,956
2012	2032	959,047
		$ 8,019,460

14.

COMMITMENTS

The Company has obligations under an operating lease for its corporate office that is in effect until February 28, 2013.  The remaining future minimum lease payments for the non-cancellable lease due in 2013 is $65,197.

GALILEO PETROLEUM LTD.  (Formerly Portal Resources Ltd.)

Notes to the Consolidated Financial Statements

June 30, 2012

15.

RELATED PARTY TRANSACTIONS

Payments to related parties were made in the normal course of operations and were valued at fair value as determined by management.  Amounts due to or from related parties are unsecured, non-interest bearing and due on demand. All outstanding balances are unsecured, and there are no commitments or guarantees associated with the outstanding balances.

		Year ended June 30, 2012		Year ended June 30, 2011
Amounts due to:	Services for	Total charges	Balance Outstanding	Total charges	Balance Outstanding
A private company controlled by a director of the Company	Consulting	$ 28,527	$ 28,527	$ 69,942	$ -
A private company controlled by a director of the Company	Promissory note	101,825	1,825	-	-
A private company with a director in common with the Company	Promissory note	90,000	-	-	-
A public company with directors in common with the Company	Administrative fees, advances	-	-	-	-
A private company with a director in common with the Company	Accounting, finance	8,044	5,098	7,101	-
Directors’ fees	Director services	13,000	13,000	27,333	-

Amounts due from:
A public company with directors in common with the Company	Administrative fees, advances	95,780	-	-	-
A public company with a director in common with the Company	Office rent	48,445	-	47,772	-
A private company with a director in common with the Company	Administrative fees, expenses	6,720	10,060	26,418	17,082

Key management personnel compensation includes all compensation paid to executive management and members of the board of directors of the Company.

	June 30, 2012	June 30, 2011
Short-term employee benefits	$235,308	$261,335
Share-based payments	12,580	37,740
Total	$247,888	$299,075

GALILEO PETROLEUM LTD.  (Formerly Portal Resources Ltd.)

Notes to the Consolidated Financial Statements

June 30, 2012

16.

FINANCIAL INSTRUMENTS

The fair value of the Company’s cash, short-term investments, marketable securities, amounts receivable, bank indebtedness and accounts payables and accrued liabilities approximate their carrying values.

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

Cash, bank indebtedness, short-term investments and marketable securities are measured using level 1 inputs.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company’s formerly owned property interests in the United States made it subject to foreign currency fluctuations and inflationary pressures which may have adversely affected the Company’s financial position, results of operations and cash flows. The Company was affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks, and has no foreign currency exposure at the balance sheet date.

(b)

Credit risk

The Company’s cash and short–term investments are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash or short-term investments. The Company’s amounts receivable consists primarily of recovered rent and office expense, and tax due from the federal government of Canada.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities are due within the current operating year.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short - term investments is limited because they are generally held to maturity.

GALILEO PETROLEUM LTD.  (Formerly Portal Resources Ltd.)

Notes to the Consolidated Financial Statements

June 30, 2012

16.

FINANCIAL INSTRUMENTS (continued)

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

The Company did not have any commodity price contracts in place as at or during the year ended June 30, 2012, June 30, 2011 and July 1, 2010.

17.

MANAGEMENT OF CAPITAL RISK

The Company manages its shareholders’ equity as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral and oil and gas properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

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

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations. There are no externally imposed requirements.

The Company expects its current capital resources will not be sufficient to carry its exploration plans and operations through its current operating period and that further equity financing will be required.

18.

REDUCTION IN SHARE CAPITAL AND ACCUMULATED DEFICIT

At a meeting of shareholders of the Company held on December 16, 2011, a special resolution was passed to reduce the Company’s paid-up share capital and the accumulated deficit by $13,671,414. This reduction is reflected in the shareholders’ equity on the consolidated statement of financial position as at June 30, 2012.

19.

CRUDE OIL PROPERTY ACQUISITION AND DISPOSITION

On October 7, 2011, the Company entered into a purchase and sale agreement to acquire oil and gas properties located in west central Saskatchewan for $9,100,000 from a third party. A $500,000 deposit was paid by the Company which is non-refundable unless the transaction is cancelled by the seller or certain land title and environmental default thresholds are exceeded. Closing was originally scheduled for November 30, 2011 but the parties amended the agreement to reflect a new closing date of January 31, 2012, and a new purchase price of $8,300,000. Upon closing, pursuant to an agreement with another third party, the Company transferred its rights to purchase the acquired oil and gas properties for a total price of $8,800,000. The Company incurred $202,624 in costs associated with the transaction. These costs have been charged to the proceeds from the transaction, resulting in a recorded gain of $297,376.

GALILEO PETROLEUM LTD.  (Formerly Portal Resources Ltd.)

Notes to the Consolidated Financial Statements

June 30, 2012

20.

SUBSEQUENT EVENT

Subsequent to year end, the Company sold land having a net book value of $85,000 for proceeds of $85,000.

21.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The IFRS accounting policies set forth in Note 4 have been applied in preparing the consolidated financial statements as at and for the year ended June 30, 2011 and an opening consolidated statement of financial position as at July 1, 2010 (the “transition date”). In preparing the June 30, 2011 and July 1, 2010 consolidated financial statements, the Company adjusted amounts reported previously in the consolidated financial statements prepared in accordance with Canadian GAAP.

IFRS 1, First-time Adoption of IFRS, requires the presentation of comparative information as at the transition date and subsequent quarterly comparative periods as well as the consistent and retrospective application of IFRS accounting policies. To assist with the transition, the provisions of IFRS 1 allow for mandatory and optional exemptions for first-time adopters to alleviate the retrospective application of certain IFRSs as discussed below.

An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position and financial performance is illustrated in the following reconciliations. Certain amounts in these financial statement reconciliations have been reclassified, where applicable, to conform to IAS 1, Presentation of Financial Statements.

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

GALILEO PETROLEUM LTD.  (Formerly Portal Resources Ltd.)

Notes to the Consolidated Financial Statements

June 30, 2012

21.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Reconciliation of the Statement of Financial Position from Canadian GAAP to IFRS:

	As at July 1, 2010
	GAAP	Effect of Transition to IFRS	Notes	IFRS
ASSETS
Current
Cash	$ 137,609			$ 137,609
Short-term investments	275,222			275,222
Marketable securities	9,581			9,581
Amounts receivable	63,880			63,880
Prepaid expenses	21,552			21,552
	507,844	-		507,844
Non-current
Exploration and evaluation	-	571,932	(c)	571,932
Petroleum and natural gas properties	571,932	(571,932)	(c)	-
Equipment	21,833			21,833
	593,765	-		593,765
	$ 1,101,609	$ -		$ 1,101,609
LIABILITIES
Current
Accounts payable and accrued liabilities	$ 43,417			$ 43,417

SHAREHOLDERS’ EQUITY
Share capital	14,850,161			14,850,161
Contributed surplus	1,024,993	8,232	(b)	1,033,225
Deficit	(14,816,962)	(8,232)	(b)	(14,825,194)
	1,058,192	-		1,058,192
	$ 1,101,609	$ -		$ 1,101,609

GALILEO PETROLEUM LTD.  (Formerly Portal Resources Ltd.)

Notes to the Consolidated Financial Statements

June 30, 2012

21.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Reconciliation of the Statement of Financial Position from Canadian GAAP to IFRS:

	As at June 30, 2011
	GAAP	Effect of Transition to IFRS	Notes	IFRS
ASSETS
Current
Cash	$ 1,000,723			$ 1,000,723
Short-term investments	26,696			26,696
Marketable securities	10,127			10,127
Amounts receivable	70,095			70,095
Prepaid expenses	41,103			41,103
	1,148,744	-		1,148,744
Non-current
Exploration and evaluation	-	696,953	(c)	696,953
Petroleum and natural gas properties	2,304,232	(678,797)	(a), (c)(d)	1,625,435
Equipment	57,066			57,066
	2,361,298	18,156		2,379,454
	$ 3,510,042	$ 18,156		$ 3,528,198
LIABILITIES
Current
Accounts payable and accrued liabilities	$ 290,914	$ -		$ 290,914

Decommissioning obligations	35,512	17,875	(a)	53,387
Flow-through share premium liability	-	90,200	(e)	90,200
	35,512	108,075		143,587

SHAREHOLDERS’ EQUITY
Share capital	17,999,468	(90,200)	(e)	17,909,268
Contributed surplus	1,222,407	(17,801)	(b)	1,204,606
Deficit	(16,038,259)	18,082	(b), (d )	(16,020,177)
	3,183,616	(89,919)		3,093,697
	$ 3,510,042	$ 18,156		$ 3,528,198

GALILEO PETROLEUM LTD.  (Formerly Portal Resources Ltd.)

Notes to the Consolidated Financial Statements

June 30, 2012

21.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Reconciliation of the Statement of Comprehensive Loss from GAAP to IFRS:

	For the year ended June 30, 2011
	GAAP	Effect of Transition to IFRS	Notes	IFRS
Revenue
Petroleum and natural gas	$ 47,041	$ -		$ 47,041
Royalties	(1,481)	-		(1,481)
	45,560	-		45,560
Finance income	324	-		324
	45,884	-		45,884
Expenses
General and administrative	1,223,124	(26,033)	(b)	1,197,091
Resource operating expenses	19,672	-		19,672
Depletion, depreciation and amortization	33,957	(281)	(d)	33,676
	1,276,753	(26,314)		1,250,439

Other items
Gain on sale of equipment	9,026	-		9,026
Unrealized gain on marketable securities	546	-		546
	9,572	-		9,572

Net loss and comprehensive loss for the year	$ (1,221,297)	$ 26,314		$ (1,194,983)

GALILEO PETROLEUM LTD.  (Formerly Portal Resources Ltd.)

Notes to the Consolidated Financial Statements

June 30, 2012

21.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Notes to reconciliations:

The following discussion explains the significant differences between the Company’s Canadian GAAP accounting policies and those applied by the Company under IFRS. IFRS policies have been retrospectively and consistently applied except where specific IFRS 1 optional and mandatory exemptions permitted an alternative treatment upon transition to IFRS for first-time adopters. The note captions below correspond to the adjustments presented in the preceding reconciliations.

In preparing the comparative financial statements in accordance with IFRS 1, the Corporation has applied the following optional exemptions from full retrospective application of IFRS.

IFRS 2 – Share-based payments; and

IAS 37 – Decommissioning obligations

Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the Company under Canadian GAAP are consistent with their application under IFRS. The remaining IRFS 1 exemptions were not applicable or material to the preparation of the Company’s Statement of Financial Position at the date of transition to IFRS on July 1, 2011.

(a)

Decommissioning obligations

The Company has elected to measure decommissioning obligations (formerly known as asset retirement obligations under Canadian GAAP) on transition to IFRS in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets  and recognize directly in deficit the differences between the amount and the carrying amount of those obligations determined under Canadian GAAP at the transition date. Under Canadian GAAP, accretion on decommissioning obligations was included in depletion and depreciation expense. Under IFRS, accretion expense is included in finance expenses.

Under Canadian GAAP, decommissioning obligations were discounted at a credit-adjusted risk-free rate of 8%. Under IFRS, the estimated cash flow to abandon and remediate both wells and facilities has been risk-adjusted and therefore the provision was discounted at a risk-free rate of 4% based on Government of Canada long-term bonds.

As a decommissioning obligation liability wasn’t recorded at the transition date, the application of IAS 37 resulted in no change to the liabilities or deficit at the date of transition. However, the change to IFRS resulted in an increase to the Company’s decommissioning obligation and petroleum and natural gas assets of $17,875 for the year ended June 30, 2011 as compared to the decommissioning obligation and petroleum and natural gas assets as previously recorded under Canadian GAAP.

GALILEO PETROLEUM LTD.  (Formerly Portal Resources Ltd.)

Notes to the Consolidated Financial Statements

June 30, 2012

21.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(b)

Share Purchase Option Compensation

The Company has elected to apply IFRS 2, Share-based Payments to equity instruments granted after November 7, 2002 that have not vested by the transition date. Under Canadian GAAP, share purchase option compensation expense was disclosed as a separate line item in profit or loss. Under IFRS, share purchase option compensation expense is included in administrative expenses.

Under Canadian GAAP, the fair value of stock options was calculated using a Black-Scholes option-pricing model for each option grant and the resulting expense was recognized over the four quarter vesting period. Forfeitures of stock options were recognized as they occurred.

Under IFRS, each vesting tranche of an option grant with different vesting dates was considered a separate grant for the calculation of fair value. This resulted in accelerated expense recognition which attributed higher share-based compensation expense in early years of option grant and less expense in later years. The Company also applied an estimated forfeiture rate at the initial grant date. The forfeiture rate is taken into account by adjusting the number of stock options expected to vest under each vesting tranche and subsequently revising this estimate throughout the vesting period, as necessary. When determining the fair value of each vesting tranche under IFRS, the Company applied an estimated weighted average option life for each respective tranche which reflects historical experiences. Under Canadian GAAP, the option life was equal to the expiry period of five years,

The application of IFRS 2 resulted in a $8,232 increase to contributed surplus with a corresponding increase to the Company’s deficit at the date of transition. Share-based payments increased during the year ended June 30, 2011 by $26,033 from the amounts previously recorded under Canadian GAAP. The Company applied a weighted average estimated forfeiture rate of 5.3% during the year ended June 30, 2011.

(c)

Exploration and evaluation assets

Under IRFS, exploration and evaluation costs are those expenditures for an area where technical feasibility and commercial viability has not yet been determined. Development and production costs include those expenditures for areas where technical feasibility and commercial viability has been determined and are included in the general balance of petroleum and natural gas properties and equipment.

Exploration and evaluation assets at July 1, 2010 were deemed to be a $571,932, representing the unproved properties balance under Canadian GAAP. This resulted in a reclassification of $571,932 from petroleum and natural gas properties to exploration and evaluation assets as July 1, 2010. As at June 30, 2011, the Company’s exploration and evaluation assets totaled   $696,953. These exploration activities are pending the determination of economic quantities of commercially producible reserves. During the year ended June 30, 2011, $1,636,719 of exploration and evaluation assets have been reclassified to petroleum and natural gas properties.

The Company performed an impairment test on its exploration and evaluation assets and petroleum and natural gas properties in accordance with the accounting policy stated in Note 4. The recoverable amount of the Company’s assets were estimated based on the fair value less cost to sell approach using discounted cash flows from proved plus probable reserves, taking into consideration escalated prices and future development costs, as obtained from the Company’s independent reserve report. Based on the above assessment, the Company’s exploration and evaluation assets and petroleum and natural gas properties did not have any impairment on transition to IFRS and as at June 30, 2011.

GALILEO PETROLEUM LTD.  (Formerly Portal Resources Ltd.)

Notes to the Consolidated Financial Statements

June 30, 2012

21.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(d)

Depletion and depreciation

Under Canadian GAAP, the Company depleted its petroleum and natural gas assets on the unit of production method using proved producing reserves for each cost centre. Under IAS 16, Property, Plant & Equipment, the Corporation has elected to deplete its development and production costs on an area basis using the unit of production method over proved plus probable reserves. Exploration and evaluation costs are not amortized under IFRS.

Depleting at an area level over proved plus probable reserves resulted in a decrease to depletion and depreciation of $360 for the year ended June 30, 2011 from amounts previously reported under Canadian GAAP.

The change to decommissioning obligations in (a) above increased the depletion and depreciation expense by $79 at June 30, 2011.

(e)

Share capital

Under Canadian GAAP, the proceeds from the issuance of flow-through shares are recognized as shareholders’ equity. The tax basis of assets related to expenditures incurred to satisfy flow-through share obligations is reduced when the renunciation of the related tax pools occurs which then increases the deferred income tax liability and reduces share capital.

Under IFRS, the amount recorded to share capital from the issuance of flow-through shares reflects the fair market value of “regular” common shares. The difference between the total value of flow -through share issuance and the fair market value of regular common share issuance (premium) is initially accrued as a deferred obligation when the flow-through shares are issued. Pursuant to the terms of the flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, on renunciation with the Canada Revenue Agency, a deferred tax liability is recorded equal to the estimated amount of deferred income taxes payable by the Company as a result of the renunciations, the obligation on issuance of flow-through shares is reduced and the difference is recognized in profit or loss. There is no impact to share capital on renunciation of flow-through shares.

The above accounting policy difference resulted in no change to share capital at the transition date. For the year ended June 30, 2011, the change to IFRS resulted in a decrease to Share Capital and a corresponding increase in the Flow-through Share Premium Liability of $90,200.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galileo Petroleum Ltd.

Registrant

Dated: December 6, 2012	Signed: /s/ "David Hottman"
David Hottman, President, CEO and Chairman